As filed with the United States Securities and Exchange Commission on May 13, 2021.
Registration No: 333-253691

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 3 to
FORM S-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

HIGHCAPE CAPITAL ACQUISITION CORP.
(Exact name of registrant as specified in its charter)
Delaware (State or other jurisdiction of incorporation or organization)	6770 Primary Standard Industrial Classification Code Number)	85-1388175 (I.R.S. Employer Identification Number)
452 Fifth Avenue, 21st Floor
New York, New York 10018
Telephone: (646) 793-3510
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Kevin Rakin
Chief Executive Officer
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, New York 10018
Telephone: (646) 793-3510
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Joel L. Rubinstein, Esq. David Johansen, Esq. White & Case LLP 1221 Avenue of the Americas New York, New York 10020 Telephone: (212) 819-8200	Michael L. Fantozzi. Esq. John P. Condon, Esq. Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. One Financial Center Boston, Massachusetts 02111 Telephone: (617) 542-6000
Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and all other conditions to the transactions contemplated by the Business Combination Agreement described in the included proxy statement/prospectus have been satisfied or waived.
If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.
☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14-1(d) (Cross-Border Third-Party Tender Offer) ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Class A common stock, par value $0.0001 per share	63,765,603(1)	$15.96(2)	$1,017,699,023.88(2)	$111,030.96
Class B common stock, par value $0.0001 per share	19,862,500(3)	$15.96(4)	$317,005,500(4)	$34,585.30
Class A common stock, par value $0.0001 per share	19,862,500(5)			(6)
Total			$1,334,704,523.88	$145,616.26(7)

(1)
Based on the maximum number of shares of Class A common stock, par value $0.0001 per share, of the registrant (“HighCape Class A common stock” or “New Quantum-Si Class A common stock”) estimated to be issued in connection with the business combination described herein (the “Business Combination”), assuming a closing date of June 15, 2021 and based on Quantum-Si shares outstanding as of May 1, 2021. Such maximum number of shares of HighCape Class A common stock is based on 63,765,603 shares of HighCape Class A common stock to be issued to the holders of (i) shares of Quantum-Si Incorporated (“Quantum-Si”) common stock, par value $0.0001 per share; (ii) shares of Quantum-Si’s Series B preferred stock, par value $0.0001 per share; (iii) shares of Quantum-Si’s Series C preferred stock, par value $0.0001 per share; (iv) shares of Quantum-Si’s Series D preferred stock, par value $0.0001 per share, (v) shares of Quantum-Si’s Series E preferred stock, par value $0.0001 per share, and (vi) shares of Quantum-Si common stock issuable upon exercise of outstanding options to purchase shares of Quantum-Si common stock that may be exercised prior to the closing of the Business Combination.

(2)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 63,765,603 shares of HighCape Class A common stock and (ii) $15.96, the average of the high and low trading prices of HighCape Class A common stock on February 23, 2021 (within five business days prior to the date of the initial Registration Statement).

(3)
Shares of Class B common stock, par value $0.0001 per share (“New Quantum-Si Class B common stock”), of the registrant to be issued to the holders of shares of Quantum-Si’s Series A preferred stock, par value $0.0001 per share.

(4)
Pursuant to Rules 457(c) and 457(f)(1) promulgated under the Securities Act and solely for the purpose of calculating the registration fee, the proposed maximum aggregate offering price is calculated as the product of (i) 19,862,500 shares of New Quantum-Si Class B common stock and (ii) $15.96, the average of the high and low trading prices of HighCape Class A common stock on February 23, 2021 (within five business days prior to the date of the initial Registration Statement). For purposes of calculating the registration fee, the New Quantum-Si Class B common stock is treated as having the same value as the HighCape Class A common stock as each share of New Quantum-Si Class B common stock is convertible into one share of HighCape Class A common stock.

(5)
New Quantum-Si Class A common stock issuable upon the conversion of New Quantum-Si Class B common stock.

(6)
Pursuant to Rule 457(i) promulgated under the Securities Act, no separate registration fee is required.

(7)
Previously paid. On March 1, 2021, the registrant paid $149,884.34 in connection with the initial Registration Statement relating to the total proposed maximum offering price of $1,373,825,229.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary proxy statement/prospectus is not complete and may be changed. These securities may not be issued until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This preliminary prospectus statement/prospectus is not an offer to sell these securities and does not constitute the solicitation of an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.
PRELIMINARY — SUBJECT TO COMPLETION DATED MAY 13, 2021
PROXY STATEMENT OF
HIGHCAPE CAPITAL ACQUISITION CORP.
PROSPECTUS FOR
59,529,512 SHARES OF CLASS A COMMON STOCK AND
19,862,500 SHARES OF CLASS B COMMON STOCK OF
HIGHCAPE CAPITAL ACQUISITION CORP.
(WHICH WILL BE RENAMED QUANTUM-SI INCORPORATED)
On February 17, 2021, the board of directors of HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape,” “we,” “us” or “our”), unanimously approved a business combination agreement, dated February 18, 2021, by and among HighCape, Tenet Merger Sub, Inc., a wholly owned subsidiary of HighCape (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation, (“Quantum-Si”) (as it may be amended and/or restated from time to time, the “Business Combination Agreement”). If the Business Combination Agreement is approved by HighCape’s stockholders and the transactions under the Business Combination Agreement are consummated, Merger Sub will merge with and into Quantum-Si (the “Merger”), with Quantum-Si surviving the Merger as a wholly owned subsidiary of HighCape. In addition, upon the effectiveness of the Proposed Charter (as defined below), HighCape will be renamed “Quantum-Si Incorporated” and is referred to herein as “New Quantum-Si” following the consummation (the “Closing”) of the transactions described below (collectively, the “Business Combination,” and the date of such Closing of the Business Combination, the “Closing Date”).
As described in this proxy statement/prospectus, HighCape’s stockholders are being asked to consider and vote upon the Business Combination and the other proposals set forth herein.
As a consequence of the Business Combination, each share of HighCape Class B common stock (the “HighCape Class B Common Stock”) that is issued and outstanding as of immediately prior to the effective time of the Merger (the “Effective Time”) will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock. The Business Combination will have no effect on the HighCape Class A common stock (the “HighCape Class A Common Stock”) that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (the “Quantum-Si Capital Stock”) (other than the Quantum-Si Series A preferred stock (the “Quantum-Si Series A Preferred Stock”) and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio (as defined immediately below), rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio (as defined in the immediately below), rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. “Exchange Ratio” means the quotient resulting by dividing (i) the quotient of (x) $810,000,000 plus the excess of Quantum-Si cash over Quantum-Si debt as of immediately prior to the Effective Time plus the excess of certain HighCape expenses in connection with the Business Combination over $8,025,000 divided by (y) the number of issued and outstanding shares of Quantum-Si as of immediately prior to the Effective Time plus the number of issued vested Quantum-Si options at such time (where such number of vested options is calculated on net basis), by (ii) $10.00.
In addition, HighCape will file the proposed amended and restated certificate of incorporation to be adopted by HighCape pursuant to the proposals set forth herein (the “Proposed Charter”) with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time. As a consequence of adopting the Proposed Charter, New Quantum-Si will adopt a dual class structure, comprised of New Quantum-Si Class A common stock, which will carry one vote per share, and New Quantum-Si Class B common stock, which will carry twenty (20) votes per share. The New Quantum-Si Class B common stock will have the same economic terms as the New Quantum-Si Class A common stock, but the New Quantum-Si Class B common stock will have twenty (20) votes per share. The New Quantum-Si Class B common stock will be subject to a “sunset” provision if Dr. Jonathan M. Rothberg, the founder and Chairman of Quantum-Si (“Dr. Rothberg”), and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time.
Concurrently with the execution of the Business Combination Agreement, HighCape entered into subscription agreements (the “PIPE Investor Subscription Agreements”) with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock at a purchase price of $10.00 per share (the “PIPE Financing”), for aggregate gross proceeds of $425.0 million.
In addition, concurrently with the execution of the Business Combination Agreement, HighCape entered into subscription agreements (the “Subscription Agreements”), with certain affiliates of Foresite Capital Management, LLC (the “Foresite Funds”), pursuant to which the Foresite Funds will be issued 696,250 shares of HighCape Class A common stock at a price of $0.001 per share for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor (as defined below) to HighCape for no consideration and automatically cancelled.
The total maximum number of shares of New Quantum-Si Class A common stock expected to be outstanding immediately following the Closing is approximately 116,809,512, assuming no redemptions, comprising (i) 59,529,512 shares of New Quantum-Si Class A common stock issued to Quantum-Si stockholders (other than certain holders of Quantum-Si Series A preferred stock) in the Merger, (ii) 42,500,000 shares of New Quantum-Si Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 696,250 shares of New Quantum-Si Class A common stock issued in connection with the Closing to the Foresite Funds pursuant to the Subscription Agreements; (iv) 2,583,750 shares New Quantum-Si Class A common stock, including 2,178,750 shares of New Quantum-Si Class A common stock issued to the initial stockholders (which includes the Sponsor, David Colpman, Antony Loebel and Robert Taub, the “Initial Stockholders”) holding the 2,178,750 shares of HighCape Class B common stock outstanding at the Effective Time, after reflecting the irrevocable forfeiture by the Sponsor to HighCape of 696,250 shares of HighCape Class B common stock for no consideration and automatic cancellation as of immediately prior to, and subject to the consummation of, the Closing, and 405,000 shares of New Quantum-Si Class A common stock issued to the Sponsor holding 405,000 shares of HighCape Class A common stock; and (v) 11,500,000 shares of New Quantum-Si Class A common stock held by public stockholders holding shares of HighCape Class A common stock outstanding at the Effective Time, in each case based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021.
The total number of shares of New Quantum-Si Class B common stock expected to be issued at the Closing is approximately 19,862,500, based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021. Holders of shares of Quantum-Si capital stock are expected to hold, in the aggregate, approximately 58.1% of the issued and outstanding shares of New Quantum-Si common stock and approximately 88.9% of the combined voting power of New Quantum-Si immediately following the Closing, in each case assuming no redemptions, and Dr. Rothberg is expected to hold approximately 80.3% of the combined voting power of New Quantum-Si, in each case assuming no redemptions. Accordingly, immediately following the Closing, Dr. Rothberg and his permitted transferees will control New Quantum-Si and New Quantum-Si will be a controlled company within the meaning of the corporate governance standards of the Nasdaq Stock Market (“Nasdaq”). For a description of the exemptions from Nasdaq’s corporate governance standards that are available to controlled companies, please see the section titled “New Quantum-Si Management After the Business Combination — Controlled Company Exemption.”
HighCape’s units, Class A common stock and public warrants are publicly traded on the Nasdaq under the symbols “CAPAU,” “CAPA” and “CAPAW,” respectively. HighCape has applied to list the New Quantum-Si Class A common stock and public warrants on the Nasdaq under the symbols “QSI” and “QSIW,” respectively, upon the Closing. New Quantum-Si will not have units traded following the Closing.
HighCape will hold a special meeting of stockholders (the “Special Meeting”) to consider matters relating to the Business Combination. HighCape cannot complete the Business Combination unless HighCape’s stockholders consent to the approval of the Business Combination Agreement and the transactions contemplated thereby. HighCape is sending you this proxy statement/prospectus to ask you to vote in favor of these and the other matters described in this proxy statement/prospectus.
In connection with our initial public offering (consummated on September 9, 2020, the “Initial Public Offering”), HighCape Capital Acquisition LLC (the “Sponsor”) and our initial stockholders (consisting of David Colpman, Antony Loebel and Robert Taub) and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal (as defined herein) being presented at the Special Meeting, which is unanimously recommended by the HighCape board of directors (the “HighCape Board”). In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). The shares held by the Sponsor, our other initial stockholders, our other directors and officers and Deerfield Partners, L.P. that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of HighCape. Accordingly, if all of our outstanding shares were to be voted, we would only need the additional affirmative vote of shares representing approximately 23.1% of the outstanding shares in order to approve the Business Combination.
Unless adjourned, the Special Meeting of the stockholders of HighCape will be held at      a.m., New York City time, on           , 2021, in virtual format.
This proxy statement/prospectus provides you with detailed information about the Business Combination. It also contains or references information about HighCape and New Quantum-Si and certain related matters. You are encouraged to read this proxy statement/prospectus carefully. In particular, you should read the section titled “Risk Factors” for a discussion of the risks you should consider in evaluating the Business Combination and how it will affect you.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali LLC (“Morrow”), our proxy solicitor, by calling (800) 662-5200, or banks and brokers can call collect at (203) 658-9400, or by emailing CAPA.info@investor.morrowsodali.com. This notice of special meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/highcape/sm2021.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Business Combination or the other transactions contemplated thereby, as described in this proxy statement/prospectus, or passed upon the adequacy or accuracy of the disclosure in this proxy statement/prospectus. Any representation to the contrary is a criminal offense.
This proxy statement/prospectus is dated            , 2021, and is first being mailed to stockholders of HighCape on or about          , 2021.

HIGHCAPE CAPITAL ACQUISITION CORP.
452 Fifth Avenue, 21st Floor
New York, NY 10018
NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
TO BE HELD ON                 , 2021
TO THE STOCKHOLDERS OF HIGHCAPE CAPITAL ACQUISITION CORP.:
NOTICE IS HEREBY GIVEN that a special meeting (the “Special Meeting”) of the stockholders of HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape,” “we,” “us” or “our”), will be held at           a.m., New York City time, on           , 2021, in virtual format. You are cordially invited to attend the Special Meeting, which will be held for the following purposes:
(a)
Proposal No. 1 — The Business Combination Proposal — to consider and vote upon a proposal to approve the business combination agreement, dated as of February 18, 2021 (as may be amended and/or restated from time to time, the “Business Combination Agreement”), by and among HighCape, Tenet Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of HighCape (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation (“Quantum-Si”), and the transactions contemplated thereby, pursuant to which Merger Sub will merge with and into Quantum-Si (the “Merger”) with Quantum-Si surviving the Merger as a wholly owned subsidiary of HighCape (the transactions contemplated by the Business Combination Agreement, the “Business Combination” and such proposal, the “Business Combination Proposal”);

(b)
Proposal No. 2 — The Charter Amendment Proposal, including the Advisory Charter Amendment Proposals — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the proposed amended and restated certificate of incorporation of HighCape (the “Proposed Charter”), which will replace HighCape’s current amended and restated certificate of incorporation, dated September 3, 2020 (the “Current Charter”), and which will be in effect as of the Effective Time (we refer to such proposal as the “Charter Amendment Proposal”); and to consider and vote upon separate proposals to approve, on a non-binding advisory basis, the following material differences between the Proposed Charter and the Current Charter, which are being presented in accordance with the requirements of the Securities and Exchange Commission (the “SEC”) as six separate sub-proposals (we refer to such proposals as the “Advisory Charter Amendment Proposals”);

(i)
Advisory Charter Amendment Proposal A — Under the Proposed Charter, New Quantum-Si will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Quantum-Si Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Quantum-Si Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Current Charter, which authorizes HighCape to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of HighCape Class A common stock, par value $0.0001 per share, and 20,000,000 shares of HighCape Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of HighCape preferred stock, par value $0.0001 per share;

(ii)
Advisory Charter Amendment Proposal B — Under the Proposed Charter, holders of shares of New Quantum-Si Class A common stock will be entitled to cast one vote per share of New Quantum-Si Class A common stock and holders of shares of New Quantum-Si Class B common stock will be entitled to cast 20 votes per share of New Quantum-Si Class B common stock on each matter properly submitted to New Quantum-Si’s stockholders entitled to vote, as opposed to the Current Charter, which provides that each share of HighCape Class A common stock and HighCape Class B common stock is entitled to one vote per share on each matter properly submitted to HighCape’s stockholders entitled to vote;

(iii)
Advisory Charter Amendment Proposal C — Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Quantum-Si may be taken by written consent until the time the issued and outstanding shares of New Quantum-Si Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, as opposed to the Current Charter, which does not permit holders of HighCape capital stock to take stockholder action by written consent other than with respect to the HighCape Class B common stock with respect to which action may be taken by written consent;

(iv)
Advisory Charter Amendment Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock will require (i) so long as any shares of New Quantum-Si Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class, (ii) so long as any shares of New Quantum-Si Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Quantum-Si entitled to vote generally in the election of directors, voting together as a single class, as opposed to the Current Charter, which only requires such an amendment to be approved by stockholders in accordance with Delaware law (except that, prior to HighCape’s initial business combination, amendments to those provisions of the Current Charter relating to an initial business combination require the affirmative vote of the holders of at least 65% of shares of all then outstanding shares of HighCape Class A common stock and HighCape Class B common stock (collectively, “HighCape common stock”));

(v)
Advisory Charter Amendment Proposal E — The New Quantum-Si Bylaws may be amended, altered, repealed or adopted either (x) by the affirmative vote of a majority of the board of directors of New Quantum-Si (the “New Quantum-Si Board”) present at any regular or special meeting of the New Quantum-Si Board at which a quorum is present or (y) (i) when the issued and outstanding shares of New Quantum-Si Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Quantum-Si that would be entitled to vote in the election of directors or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding shares of capital stock of New Quantum-Si that would be entitled to vote in the election of directors, as opposed to the Current Charter, which may be amended by the affirmative vote of a majority of the board of directors of HighCape (the “HighCape Board”) or by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of HighCape common stock entitled to vote generally in the election of directors, voting together as a single class;

(vi)
Advisory Charter Amendment Proposal F — The Proposed Charter provides that the number of directors will be fixed and may be modified by the New Quantum-Si Board, provided that the number of directors cannot exceed a certain threshold without the affirmative vote of the holders of (x) at least two-thirds of the voting power of the shares of capital stock of New Quantum-Si that would be entitled to vote in the election of directors when the issued and outstanding shares of New Quantum-Si Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, or, prior to such time, (y) a majority of the voting power of the outstanding shares of capital stock of New Quantum-Si that would be entitled to vote in the election of directors, as opposed to the Current Charter, which provides that the number of directors will be determined by the HighCape Board.

(vii)
Advisory Charter Amendment Proposal G — The Proposed Charter provides that the New Quantum-Si Board is not classified, and that the New Quantum-Si directors shall serve for a term of one year, expiring at the next annual meeting of stockholders of New Quantum-Si, as opposed to the Current Charter, which provides that the HighCape is divided into three classes, with each class elected for staggered three year terms.

(viii)
Advisory Charter Amendment Proposal H — The Proposed Charter provides that any or all directors of New Quantum-Si may be removed from office at any time with or without cause and for any or no reason only with and immediately upon the vote, (i) on or after date time that the outstanding shares of New Quantum-Si Class B common stock represents less than 50% of the voting power of the shares of capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the capital stock of New Quantum-Si or, prior to such time, (ii) by the affirmative vote of the holders of a majority of the voting power of the capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors, as opposed to the Current Charter, which provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all then outstanding shares of capital stock of HighCape entitled to vote generally in the election of directors, voting together as a single class. Additionally, newly-created directorships resulting from an increase in the number of directors and any vacancies on the New Quantum-Si Board may be filled by either the directors of the New Quantum-Si Board or the New Quantum-Si stockholders as set forth in the Proposed Charter.

(ix)
Advisory Charter Amendment Proposal I — The Proposed Charter provides that New Quantum-Si renounces a corporate opportunity that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any non-employee director of New Quantum-Si, unless such opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of such person expressly and solely in his or her capacity as a director of New Quantum-Si.

(c)
Proposal No. 3 — The Nasdaq Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of the Nasdaq Stock Market (“Nasdaq”), the issuance of (i) 42,500,000 shares of HighCape Class A common stock to certain institutional investors and accredited investors (the “PIPE Investors”) pursuant to subscription agreements (the “PIPE Investor Subscription Agreements”) immediately prior to the Closing, plus any additional shares pursuant to PIPE Investor Subscription Agreements we may enter into prior to the Closing, (ii) 696,250 shares of HighCape Class A common stock to certain affiliates of Foresite Capital Management, LLC (the “Foresite Funds”) pursuant to subscription agreements (the “Subscription Agreements”) immediately prior to the Closing, and (iii) an aggregate of 79,392,012 shares of New Quantum-Si capital stock to existing Quantum-Si stockholders pursuant to the terms of the Business Combination Agreement, in each case assuming an Exchange Ratio of 0.7945 and a Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021 (we refer to this proposal as the “Nasdaq Proposal”);

(d)
Proposal No. 4 — The Director Election Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, and the Nasdaq Proposal are approved and adopted, the election of eight (8) directors who, effective immediately after the Effective Time, will become the directors of New Quantum-Si until their respective successors are duly elected and qualified pursuant to the terms of the Proposed Charter (we refer to this proposal as the “Director Election Proposal”);

(e)
Proposal No. 5 — The Equity Incentive Plan Proposal — to consider and vote upon a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal and the Director Election Proposal are approved and adopted, the Quantum-Si Incorporated 2021 Equity Incentive Plan (the “New Quantum-Si Equity Incentive Plan”), a copy of which is attached to this proxy statement/prospectus as Annex D, including the authorization of the initial share reserve under the New Quantum-Si Equity Incentive Plan (the “Equity Incentive Plan Proposal”), including with respect to the number of shares that may be issued pursuant to the exercise of incentive stock options granted;
(f)
Proposal No. 6 — The Adjournment Proposal — to consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, and the Equity Incentive Plan Proposal (collectively, the “Required Transaction Proposals”) would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived (we refer to this proposal as the “Adjournment Proposal” and the Director Election Proposal and the Adjournment Proposal, collectively with the Required Transaction Proposals, the “Transaction Proposals”).

Only holders of record of HighCape common stock at the close of business on May 10, 2021, are entitled to notice of and to vote and have their votes counted at the Special Meeting and any further adjournments or postponements of the Special Meeting.
We will provide you with the proxy statement/prospectus and a proxy card in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournment or postponement of the Special Meeting. Whether or not you plan to attend the Special Meeting, we urge you to read, when available, the proxy statement/prospectus (and any documents incorporated into the proxy statement/prospectus by reference) carefully. Please pay particular attention to the section titled “Risk Factors.”
After careful consideration, the HighCape Board has determined that each of the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the Nasdaq Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, and the Adjournment Proposal are in the best interests of HighCape and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” each of those proposals.
The existence of financial and personal interests of HighCape’s directors or officers may result in a conflict of interest on the part of one or more of the directors or officers between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” in the proxy statement/prospectus for a further discussion.
Under the Business Combination Agreement, the approval of the Required Transaction Proposals presented at the Special Meeting is a condition to the Closing. The adoption of each Required Transaction Proposal is conditioned on the approval of all of the Required Transaction Proposals. If our stockholders do not approve each of the Required Transaction Proposals, the Business Combination may not be consummated. The Director Election Proposal and the Adjournment Proposal are not conditioned on the approval of any other proposal.
In connection with our initial public offering, HighCape Capital Acquisition LLC, a Delaware limited liability company (our “Sponsor”), and our initial stockholders and directors and officers at the time of our initial public offering, entered into a letter agreement to vote their shares of HighCape Class B common stock purchased prior to our initial public offering (the “founder shares”), as well as any shares of HighCape Class A common stock sold as part of the units by us in our initial public offering (the “public shares”) purchased by them during or after our initial public offering, in favor of the Business Combination Proposal being presented at the Special Meeting, all of which are unanimously recommended by the HighCape Board. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). The shares held by the Sponsor, our other initial stockholders, our other directors and officers and Deerfield Partners, L.P. that are obligated to vote in favor of the Business Combination, represent approximately 27% of the voting power of HighCape.
Pursuant to the Current Charter, a holder of public shares (a “public stockholder”) may request that HighCape redeem all or a portion of its public shares for cash if the Business Combination is consummated. As a public stockholder, and assuming the Business Combination is consummated, you will be entitled to receive cash for any public shares to be redeemed only if you:
(i)
(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to                 , New York City time, on           , 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to Continental Stock Transfer & Trust Company, HighCape’s transfer agent (the “Transfer Agent”), that HighCape redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct it to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If the Business Combination is consummated and a public stockholder properly exercises its right to redeem its public shares and timely delivers its shares to the Transfer Agent, we will redeem each public share for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account established in connection with our initial public offering (the “Trust Account”), calculated as of two business days prior to the Closing, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.00 per public share. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with our consent, until the consummation of the Business Combination (the “Closing”). If a holder of a public share delivers its shares in connection with an election to redeem and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that HighCape instruct the Transfer Agent to return the shares (physically or electronically). The holder can make such request by contacting the Transfer Agent at the address or email address listed in this proxy statement/prospectus. See “The Special Meeting — Redemption Rights” in the proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
As a consequence of adopting the Proposed Charter upon approval of the Charter Amendment Proposal, we will adopt a dual class stock structure, comprised of Class A common stock, which will carry one vote per share, and Class B common stock, which will carry 20 votes per share. The Class B common stock of New Quantum-Si will have the same economic terms as the Class A common stock of New Quantum-Si.

Upon the Closing, all stockholders of New Quantum-Si will hold only shares of New Quantum-Si Class A common stock, except for Jonathan Rothberg, Ph.D. and his affiliates and permitted transferees, who will hold shares of New Quantum-Si Class B common stock. Immediately following the Closing, including by virtue of his holdings of New Quantum-Si Class B common stock, Dr. Rothberg and his affiliates and permitted transferees are currently expected to hold in excess of approximately 80.3% of the voting power of the issued and outstanding capital stock of New Quantum-Si, assuming no redemptions. The New Quantum-Si Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time. See “Description of New Quantum-Si Securities — New Quantum-Si Common Stock — Class B Common Stock — Mandatory Conversion Rights.”
Concurrently with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape's Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape's Chief Financial Officer and Chief Operating Officer, at a purchase price of $10.00 per share (the “PIPE Financing”).
In addition, concurrently with the execution of the Business Combination Agreement, HighCape entered into the Subscription Agreements with the Foresite Funds, pursuant to which the Foresite Funds have agreed to purchase, immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock at a purchase price of $0.001 per share after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
The total maximum number of shares of New Quantum-Si Class A common stock expected to be outstanding immediately following the Closing is approximately 116,809,512, assuming no redemptions, comprising (i) 59,529,512 shares of New Quantum-Si Class A common stock issued to Quantum-Si stockholders (other than certain holders of Quantum-Si Series A preferred stock) in the Merger, (ii) 42,500,000 shares of New Quantum-Si Class A common stock issued in connection with the Closing to the PIPE Investors pursuant to the PIPE Financing, (iii) 696,250 shares of New Quantum-Si Class A common stock issued in connection with the Closing to the Foresite Funds pursuant to the Subscription Agreements; (iv) 2,583,750 shares New Quantum-Si Class A common stock, including 2,178,750 shares of New Quantum-Si Class A common stock issued to the initial stockholders holding the 2,178,750 shares of HighCape Class B common stock outstanding at the Effective Time, after reflecting the irrevocable forfeiture by the Sponsor to HighCape of 696,250 shares of HighCape Class B common stock for no consideration and automatic cancellation as of immediately prior to, and subject to the consummation of, the Closing, and 405,000 shares of New Quantum-Si Class A common stock issued to the Sponsor holding 405,000 shares of HighCape Class A common stock; and (v) 11,500,000 shares of New Quantum-Si Class A common stock held by public stockholders holding shares of HighCape Class A common stock outstanding at the Effective Time, in each case based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021.
All HighCape stockholders are cordially invited to attend the Special Meeting, which will be held in virtual format. You will not be able to physically attend the Special Meeting. To ensure your representation at the Special Meeting, however, you are urged to complete, sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible. If you are a stockholder of record holding shares of HighCape Class A common stock or HighCape Class B common stock, you may also cast your vote at the Special Meeting electronically by visiting https://www.cstproxy.com/highcape/sm2021. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares or, if you wish to attend the Special Meeting and vote electronically, obtain a proxy from your broker or bank. The Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of HighCape Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of HighCape common stock entitled to vote thereon, voting together as a single class. Accordingly, if you do not vote or do not instruct your broker or bank how to vote, it will have the same effect as a vote against the Charter Amendment Proposal. With the exception of the Director Election Proposal, the approval of each of the other proposals requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. If you do not vote or do not instruct your broker or bank how to vote, it will have no effect on the Business Combination Proposal or the Adjournment Proposal. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the proxy card accompanying the proxy statement/prospectus as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
If you have any questions or need assistance voting your common stock, please contact Morrow Sodali, our proxy solicitor (“Morrow”), by calling toll-free at (800) 662-5200. Banks and brokers can call collect at (203) 658-9400, or by emailing CAPA.info@investor.morrowsodali.com. This notice of Special Meeting is and the proxy statement/prospectus relating to the Business Combination will be available at https://www.cstproxy.com/highcape/sm2021.
Thank you for your participation. We look forward to your continued support.
        , 2021
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST (I) IF YOU HOLD SHARES OF HIGHCAPE CLASS A COMMON STOCK THROUGH UNITS, ELECT TO SEPARATE YOUR UNITS INTO THE UNDERLYING SHARES OF HIGHCAPE CLASS A COMMON STOCK AND PUBLIC WARRANTS PRIOR TO EXERCISING YOUR REDEMPTION RIGHTS WITH RESPECT TO THE PUBLIC SHARES, (II) SUBMIT A WRITTEN REQUEST, INCLUDING THE LEGAL NAME, TELEPHONE NUMBER AND ADDRESS OF THE BENEFICIAL OWNER OF THE SHARES FOR WHICH REDEMPTION IS REQUESTED, TO THE TRANSFER AGENT THAT YOUR PUBLIC SHARES BE REDEEMED FOR CASH AND (III) DELIVER YOUR SHARES OF HIGHCAPE CLASS A COMMON STOCK TO THE TRANSFER AGENT, PHYSICALLY OR ELECTRONICALLY USING THE DTC’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM, IN EACH CASE, IN ACCORDANCE WITH THE PROCEDURES AND DEADLINES DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS. IF THE BUSINESS COMBINATION IS NOT CONSUMMATED, THEN THE PUBLIC SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “THE SPECIAL MEETING — REDEMPTION RIGHTS” IN THIS PROXY STATEMENT/PROSPECTUS FOR MORE SPECIFIC INSTRUCTIONS.

ABOUT THIS DOCUMENT
This document, which forms part of a registration statement on Form S-4 filed with the SEC by HighCape, constitutes a prospectus of HighCape under Section 5 of the Securities Act of 1933, as amended (the “Securities Act”), with respect to the shares of common stock of HighCape to be issued to Quantum-Si’s stockholders under the Business Combination Agreement. This document also constitutes a proxy statement of HighCape under Section 14(a) of the Exchange Act.
You should rely only on the information contained or incorporated by reference into this proxy statement/prospectus. No one has been authorized to provide you with information that is different from that contained in, or incorporated by reference into, this proxy statement/prospectus. This proxy statement/prospectus is dated as of the date set forth on the cover hereof. You should not assume that the information contained in this proxy statement/prospectus is accurate as of any date other than that date. You should not assume that the information incorporated by reference into this proxy statement/prospectus is accurate as of any date other than the date of such incorporated document. Neither the mailing of this proxy statement/prospectus to HighCape stockholders nor the issuance by HighCape of its common stock in connection with the Business Combination will create any implication to the contrary.
Information contained in this proxy statement/prospectus regarding HighCape has been provided by HighCape and information contained in this proxy statement/prospectus regarding Quantum-Si has been provided by Quantum-Si.
This proxy statement/prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities, or the solicitation of a proxy, in any jurisdiction to or from any person to or from whom it is unlawful to make any such offer or solicitation in such jurisdiction.
MARKET AND INDUSTRY DATA
This proxy statement/prospectus includes market and industry data and forecasts that Quantum-Si has derived from publicly available information, various industry publications, other published industry sources and internal data and estimates. Industry publications and other published industry sources generally indicate that the information contained therein was obtained from sources believed to be reliable. Internal data and estimates are based upon information obtained from trade and business organizations and other contacts in the markets in which Quantum-Si plans to operate and Quantum-Si’s and its management’s understanding of industry conditions. Although Quantum-Si believes that such information is reliable, Quantum-Si has not had this information verified by any independent sources. Any estimates underlying such market-derived information and other factors could cause actual results to differ materially from those expressed in the independent parties’ estimates and in our estimates.

i

ii

ADDITIONAL INFORMATION
This proxy statement/prospectus incorporates important business and financial information about HighCape from other documents that are not included in or delivered with this proxy statement/prospectus. This information is available for you to review through the SEC’s website at www.sec.gov. You can also obtain the documents incorporated by reference into this proxy statement/prospectus free of charge by requesting them in writing or by telephone from the appropriate company at the following address and telephone number:
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
Telephone: (646) 793-3510
Attention: Corporate Secretary
or
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200 (toll-free)
Banks and brokers can call collect at (203) 658-8400
Email: CAPA.info@investor.morrowsodali.com
To obtain timely delivery, HighCape stockholders must request the materials no later than five business days prior to the Special Meeting.
You also may obtain additional proxy cards and other information related to the proxy solicitation by contacting the appropriate contact listed above. You will not be charged for any of these documents that you request.
For a more detailed description of the information incorporated by reference in this proxy statement/prospectus and how you may obtain it, see the section titled “Where You Can Find More Information.”

CERTAIN DEFINED TERMS
Unless otherwise stated or unless the context otherwise requires, the terms “we,” “us,” “our” and “HighCape” refer to HighCape Capital Acquisition Corp., and the terms “New Quantum-Si,” “combined company” and “post-combination company” refer to Quantum-Si Incorporated following the consummation of the Business Combination.
In this document:
“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any HighCape Party (as further defined in this section) from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to any redemptions of public shares, if any) and (ii) the aggregate cash proceeds actually received by HighCape with respect to the PIPE Financing.
“Aggregate Transaction Proceeds Condition” means the minimum aggregate cash amount that HighCape must have available from the Aggregate Transaction Proceeds, which amount will not be less than $160 million.
“Business Combination” means the transactions contemplated by the Business Combination Agreement, including the merger of Merger Sub with and into Quantum-Si, pursuant to which (i) Quantum-Si survives the Merger as a wholly owned subsidiary of New Quantum-Si, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. In addition, each share of HighCape Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock. The Business Combination will have no effect on HighCape Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
“Business Combination Agreement” means that Business Combination Agreement, dated as of February 18, 2021, by and among HighCape, Merger Sub and Quantum-Si.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the closing date of the Business Combination.
“Code” means the Internal Revenue Code of 1986, as amended.
“Current Charter” means HighCape’s Amended and Restated Certificate of Incorporation, dated September 3, 2020.
“DGCL” means the General Corporation Law of the State of Delaware.

“DTC” means The Depository Trust Company.
“Effective Time” means, with respect to the Merger, the time on the Closing Date at which the Merger becomes effective.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient resulting by dividing (i) the quotient of (x) $810,000,000 plus the excess of Quantum-Si cash over Quantum-Si debt as of immediately prior to the Effective Time plus the excess of certain HighCape expenses in connection with the Business Combination over $8,025,000 divided by (y) the number of issued and outstanding shares of Quantum-Si as of immediately prior to the Effective Time plus the number of issued vested Quantum-Si options at such time (where such number of vested options is calculated on net basis), by (ii) $10.00.
“Executive Chairman Agreement” means the Executive Chairman Agreement, to be entered into by and between New Quantum-Si and Jonathan M. Rothberg, Ph.D., effective as of the Closing.
“FASB” means the Financial Accounting Standards Board.
“Foresite Capital” means Foresite Capital Management, LLC.
“Foresite Funds” means certain affiliates of Foresite Capital Management, LLC that have agreed to purchase an aggregate of 696,250 shares of HighCape Class A common stock at a price of $0.001 per share for aggregate gross proceeds of $696.25 pursuant to the Subscription Agreements after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
“Founder shares” means the aggregate of 2,875,000 shares of HighCape Class B common stock held by our initial stockholders.
“GAAP” means United States generally accepted accounting principles.
“HighCape” means HighCape Capital Acquisition Corp., a Delaware corporation (which, as a consequence of the adoption of the Proposed Charter, will be renamed Quantum-Si Incorporated).
“HighCape Board” means the board of directors of HighCape.
“HighCape Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of HighCape.
“HighCape Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of HighCape.
“HighCape common stock” means, collectively, the HighCape Class A common stock and the HighCape Class B common stock.
“HighCape Parties” means, together, HighCape and Merger Sub and each, a “HighCape Party”.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.
“Initial stockholders” means the Sponsor, David Colpman, Antony Loebel and Robert Taub.
“Investment Company Act” means the Investment Company Act of 1940, as amended.
“Initial public offering” means HighCape’s initial public offering, consummated on September 9, 2020, through the sale of an aggregate of 11,500,000 units at $10.00 per unit, including the issuance of 1,500,000 units as a result of the underwriter’s exercise of its over-allotment in full.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Merger” means the merger of Merger Sub with and into Quantum-Si.
“Merger Sub” means Tenet Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of HighCape.

“Morrow” means Morrow Sodali LLC, proxy solicitor to HighCape.
“Nasdaq” means The Nasdaq Stock Market.
“New Quantum-Si” means Quantum-Si Incorporated, a Delaware corporation (which, prior to the Closing, is known as HighCape Capital Acquisition Corp. (“HighCape”)).
“New Quantum-Si Board” means the board of directors of New Quantum-Si.
“New Quantum-Si Bylaws” means the bylaws of New Quantum-Si to be adopted pursuant to the Business Combination Agreement.
“New Quantum-Si Class A common stock” means the shares of Class A common stock, par value $0.0001 per share, of New Quantum-Si, which shares have the same economic terms as the shares of New Quantum-Si Class B common stock, but are only entitled to one (1) vote per share.
“New Quantum-Si Class B common stock” means the shares of Class B common stock, par value $0.0001 per share, of New Quantum-Si, which shares have the same economic terms as the shares of New Quantum-Si Class A common stock, but are entitled to twenty (20) votes per share.
“New Quantum-Si common stock” means, collectively, the New Quantum-Si Class A common stock and the New Quantum-Si Class B common stock.
“New Quantum-Si Equity Incentive Plan” means the Quantum-Si Incorporated 2021 Equity Incentive Plan, to be approved and adopted by the HighCape stockholders pursuant to the Equity Incentive Plan Proposal at the Special Meeting.
“New Quantum-Si Management” means the management of New Quantum-Si following the Closing.
“PIPE Financing” means the issuance of an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be issued to affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, pursuant to the PIPE Investor Subscription Agreements to the PIPE Investors immediately prior to the Closing, at a purchase price of $10.00 per share.
“PIPE Investors” means the certain institutional and accredited investors who are party to the PIPE Investor Subscription Agreements (as further defined in this section).
“PIPE Investor Subscription Agreements” means the subscription agreements, each dated as of February 18, 2021, by and between HighCape and the PIPE Investors, pursuant to which HighCape has agreed to issue an aggregate of 42,500,000 shares of HighCape Class A common stock to the PIPE Investors immediately prior to the Closing at a purchase price of $10.00 per share.
“Private placement units” means the 405,000 units issued to our Sponsor concurrently with HighCape’s initial public offering, each of which is comprised of one share of HighCape Class A common stock, par value $0.0001 per share, and one-third of one warrant.
“Proposed Charter” means the proposed amended and restated certificate of incorporation to be adopted by HighCape pursuant to the Charter Amendment Proposal (which, as of and after the Effective Time, will operate as the amended and restated certificate of incorporation of New Quantum-Si), a copy of which is attached as Annex B to this proxy statement/prospectus.
“Public shares” means shares of HighCape Class A common stock included in the units issued in HighCape’s initial public offering.
“Public stockholders” means the holders of public shares.
“Public warrants” means the warrants included in the units issued in the initial public offering, each of which is exercisable for one share of HighCape Class A common stock, in accordance with its terms.
“Quantum-Si” means Quantum-Si Incorporated, a Delaware corporation.
“Quantum-Si 2013 Equity Incentive Plan” means Quantum-Si’s 2013 Employee, Director and Consultant Equity Incentive Plan, as amended.

“Quantum-Si Board” means the board of directors of Quantum-Si.
“Quantum-Si capital stock” means the shares of Quantum-Si capital stock outstanding prior to the Business Combination, comprised of the Quantum-Si common stock, the Quantum-Si Series A preferred stock, the Quantum-Si Series B preferred stock, the Quantum-Si Series C preferred stock, the Quantum-Si Series D preferred stock, the Quantum-Si Series E preferred stock and each other class or series of capital stock of Quantum-Si (including preferred stock).
“Quantum-Si common stock” means the common stock, par value $0.0001 per share, of Quantum-Si.
“Quantum-Si preferred stock” means the preferred stock, par value $0.0001 per share, of Quantum-Si.
“Quantum-Si option” means each option to purchase shares of Quantum-Si common stock granted to a Quantum-Si employee, director or consultant.
“Quantum-Si stockholder” means each holder of Quantum-Si capital stock as of any determination time prior to the Effective Time.
“Quantum-Si Transaction Support Agreement” means the Transaction Support Agreement, dated as of February 19, 2021, by and among HighCape, Jonathan M. Rothberg, Ph.D. and certain Quantum-Si stockholders affiliated with Dr. Rothberg.
“Registration Rights Agreement” means the amended and restated registration rights agreement to be entered into as of the Closing by and among New Quantum-Si, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of Quantum-Si.
“Required Transaction Proposals” mean, collectively, the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, and the Equity Incentive Plan Proposal.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“SEC” means the United States Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsor” means HighCape Capital Acquisition LLC, a Delaware limited liability company.
“Special Meeting” means the special meeting of the HighCape stockholders to consider matters relating to the Business Combination, to be held at     a.m., New York City time, on           , 2021, in virtual format.
“Surviving Company” means the surviving corporation, New Quantum-Si, resulting from the Merger.
“Termination Date” means August 17, 2021.
“Transactions” means the Business Combination, as well as (i) the issuance of 42,500,000 shares of HighCape Class A common stock to the PIPE Investors pursuant to the PIPE Financing immediately prior to the Closing, (ii) the issuance of 696,250 shares of HighCape Class A common stock to the Foresite Funds pursuant to the Subscription Agreements immediately prior to the Closing and (iii) the filing and effectiveness of the Proposed Charter.
“Transaction Proposals” mean, collectively with the Required Transaction Proposals, the Director Election Proposal and the Adjournment Proposal.
“Transfer Agent” means Continental Stock Transfer & Trust Company.
“Trust Account” means the Trust Account of HighCape that holds the proceeds from HighCape’s initial public offering and the private placement of the private placement warrants.
“Trust Agreement” means that certain Investment Management Trust Agreement, dated as of September 3, 2020, between HighCape and the Trustee.
“Trustee” means Continental Stock Transfer & Trust Company.
“Units” means the units of HighCape, each consisting of one share of HighCape Class A common stock and one-third (1/3) of one public warrant of HighCape.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This proxy statement/prospectus includes forward-looking statements regarding, among other things, the plans, strategies and prospects, both business and financial, of HighCape and Quantum-Si. These statements are based on the beliefs and assumptions of the respective management teams of HighCape and Quantum-Si. Although HighCape and Quantum-Si believe that their respective plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, neither HighCape nor Quantum-Si can assure you that either will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Generally, statements that are not historical facts, including statements concerning possible or assumed future actions, business strategies, events or results of operations, are forward-looking statements. These statements may be preceded by, followed by or include the words “believes,” “estimates,” “expects,” “projects,” “forecasts,” “may,” “will,” “should,” “seeks,” “plans,” “scheduled,” “anticipates” or “intends” or similar expressions. The forward-looking statements are based on projections prepared by, and are the responsibility of, Quantum-Si’s management. Forward-looking statements contained in this proxy statement/prospectus include, but are not limited to, statements about:
•
the ability of HighCape and Quantum-Si to meet the closing conditions in the Business Combination Agreement, including the receipt of approval by the stockholders of HighCape of the Required Transaction Proposals and the availability of an aggregate cash amount of at least $160 million available at Closing from the Trust Account, together with the aggregate gross proceeds from the PIPE Financing;

•
the occurrence of any event, change or other circumstances, including the outcome of any legal proceedings that may be instituted against HighCape and Quantum-Si following the announcement of the Business Combination Agreement and the transactions contemplated therein, that could give rise to the termination of the Business Combination Agreement or could otherwise cause the transactions contemplated therein to fail to close;

•
the ability to obtain or maintain the listing of New Quantum-Si Class A common stock on the Nasdaq, as applicable, following the Business Combination;

•
the risk that the proposed Business Combination disrupts current plans and operations of Quantum-Si as a result of the announcement and consummation of the Business Combination;

•
the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of New Quantum-Si to grow and manage growth profitably and retain its key employees;

•
costs related to the proposed Business Combination;

•
changes in applicable laws or regulations;

•
the ability of New Quantum-Si to raise financing in the future;

•
the success, cost and timing of Quantum-Si’s and New Quantum-Si’s product development activities;

•
the commercialization and adoption of Quantum-Si’s and New Quantum-Si’s existing products and the success of Quantum-Si’s and New Quantum-Si’s new product offerings;

•
the potential attributes and benefits of Quantum-Si’s and New Quantum-Si’s products once commercialized;

•
Quantum-Si’s and New Quantum-Si’s ability to obtain and maintain regulatory approval for Quantum-Si’s or New Quantum-Si’s products, and any related restrictions and limitations of any approved product;

•
Quantum-Si’s and New Quantum-Si’s ability to identify, in-license or acquire additional technology;

•
Quantum-Si’s and New Quantum-Si’s ability to maintain Quantum-Si’s existing license agreements and manufacturing arrangements;

•
Quantum-Si’s and New Quantum-Si’s ability to compete with other companies currently marketing or engaged in the development of products and services that serve customers engaged in proteomic analysis, many of which have greater financial and marketing resources than Quantum-Si;

•
the size and growth potential of the markets for Quantum-Si’s and New Quantum-Si’s products, and the ability of each to serve those markets once commercialized, either alone or in partnership with others;

•
Quantum-Si’s and New Quantum-Si’s estimates regarding expenses, future revenue, capital requirements and needs for additional financing;

•
Quantum-Si’s and New Quantum-Si’s financial performance;

•
the impact of the COVID-19 pandemic on Quantum-Si’s and New Quantum-Si’s business, including on the ability of HighCape and Quantum-Si to consummate the Business Combination; and

•
other factors detailed under the section titled “Risk Factors.”

These and other factors that could cause actual results to differ from those implied by the forward-looking statements in this proxy statement/prospectus are more fully described under the heading “Risk Factors” and elsewhere in this proxy statement/prospectus. The risks described under the heading “Risk Factors” are not exhaustive. Other sections of this proxy statement/prospectus describe additional factors that could adversely affect the business, financial condition or results of operations of HighCape and Quantum-Si prior to the Business Combination, and New Quantum-Si following the Business Combination. New risk factors emerge from time to time and it is not possible to predict all such risk factors, nor can HighCape or Quantum-Si assess the impact of all such risk factors on the business of HighCape and Quantum-Si prior to the Business Combination, and New Quantum-Si following the Business Combination, or the extent to which any factor or combination of factors may cause actual results to differ materially from those contained in any forward-looking statements. Forward-looking statements are not guarantees of performance. You should not put undue reliance on these statements, which speak only as of the date hereof. All forward-looking statements attributable to HighCape or Quantum-Si or persons acting on their behalf are expressly qualified in their entirety by the foregoing cautionary statements. HighCape and Quantum-Si prior to the Business Combination, and New Quantum-Si following the Business Combination, undertake no obligations to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE BUSINESS COMBINATION AND THE SPECIAL MEETING
The following are answers to certain questions that you may have regarding the Business Combination and the Special Meeting. HighCape urges you to read carefully the remainder of this document because the information in this section may not provide all the information that might be important to you in determining how to vote.
Additional important information is also contained in the appendices to, and the documents incorporated by reference in, this proxy statement/prospectus.
Q:
Why am I receiving this proxy statement/prospectus?

A:
HighCape is proposing to consummate the Business Combination with Quantum-Si. HighCape, Merger Sub and Quantum-Si have entered into the Business Combination Agreement, the terms of which are described in this proxy statement/prospectus. A copy of the Business Combination Agreement is attached hereto as Annex A. HighCape urges its stockholders to read the Business Combination Agreement in its entirety.

The Business Combination Agreement must be approved by the HighCape stockholders in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the Current Charter. HighCape is holding a Special Meeting to obtain that approval. HighCape stockholders will also be asked to vote on certain other matters described in this proxy statement/prospectus at the Special Meeting and to approve the adjournment of the Special Meeting, if necessary or appropriate, to solicit additional proxies in the event there are not sufficient votes at the time of the Special Meeting to approve the Business Combination Agreement and thereby approve the Business Combination.
THE VOTE OF HIGHCAPE STOCKHOLDERS IS IMPORTANT. HIGHCAPE STOCKHOLDERS ARE URGED TO SUBMIT THEIR PROXIES AS SOON AS POSSIBLE AFTER CAREFULLY REVIEWING THIS PROXY STATEMENT/PROSPECTUS AND CAREFULLY CONSIDERING EACH OF THE PROPOSALS BEING PRESENTED AT THE MEETING.
Q:
Why is HighCape proposing the Business Combination?

A:
HighCape was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination.

Based on its due diligence investigations of Quantum-Si and the industries in which it plans to operate, including the financial and other information provided by Quantum-Si in the course of HighCape’s due diligence investigations, the HighCape Board believes that the Business Combination with Quantum-Si is in the best interests of HighCape and its stockholders and presents an opportunity to increase stockholder value. However, there can be no assurances of this.
Although the HighCape Board believes that the Business Combination with Quantum-Si presents a unique business combination opportunity and is in the best interests of HighCape and its stockholders, the HighCape Board did consider certain potentially material negative factors in arriving at that conclusion. See “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination” for a discussion of the factors considered by the HighCape Board in making its decision.
Q:
When and where will the Special Meeting take place?

A:
The Special Meeting will be a virtual meeting held on                 , 2021, at           a.m. New York time, conducted exclusively via live webcast at the following address:                 , or such other date, time and place to which such meeting may be adjourned or postponed, to consider and vote upon the proposals. A HighCape stockholder of record may attend the Special Meeting online, vote, view the list of stockholders entitled to vote at the Special Meeting, and submit questions during the Special Meeting by visiting https://www.cstproxy.com/highcape/sm2021 and entering the 16-digit control number included on the proxy card the stockholder received or obtained through the Transfer Agent or instructions that accompanied their proxy materials, if applicable, by obtaining a proxy form from

their broker, bank or other nominee. The Special Meeting webcast will begin promptly at           a.m., New York City time. HighCape stockholders are encouraged to access the Special Meeting prior to the start time. If you encounter any difficulties accessing the virtual meeting or during the meeting time, please call the technical support number that will be posted on the virtual meeting login page.
Q:
What matters will be considered at the Special Meeting?

A:
The HighCape stockholders will be asked to consider and vote on the following proposals:

•
The Business Combination Proposal, which is a proposal to approve the Business Combination Agreement and approve the Business Combination;

•
the Charter Amendment Proposal, which is a proposal to approve, assuming the Business Combination Proposal is approved and adopted, the Proposed Charter, which will replace the Current Charter, including the proposals to approve, on a non-binding advisory basis and as required by applicable SEC guidance, certain material differences between the Current Charter and the Proposed Charter (the “Advisory Charter Amendment Proposals”);

•
The Nasdaq Proposal, which is a proposal to approve, assuming the Business Combination Proposal and the Charter Amendment Proposal are approved and adopted, for the purposes of complying with the applicable listing rules of Nasdaq, the issuance of (i) 42,500,000 shares of HighCape Class A common stock to the PIPE Investors in the PIPE Financing, plus any additional shares pursuant to PIPE Investor Subscription Agreements we may enter into prior to Closing, (ii) 696,250 shares of New Quantum-Si Class A common stock issued in connection with the Closing to the Foresite Funds pursuant to the Subscription Agreements; and (iii) 79,392,012 shares of New Quantum-Si common stock pursuant to the terms of the Business Combination Agreement, in each case assuming an Exchange Ratio of 0.7945 and a Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021;

•
The Director Election Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal and the Equity Incentive Plan Proposal are approved and adopted, the election of eight (8) directors who, immediately after the Effective Time, will become the directors of New Quantum-Si until their respective successors are duly elected and qualified pursuant to the terms of the Proposed Charter;

•
The Equity Incentive Plan Proposal, which is a proposal to approve, assuming the Business Combination Proposal, the Charter Amendment Proposal and the Nasdaq Proposal are approved and adopted, the New Quantum-Si Equity Incentive Plan; and

•
The Adjournment Proposal, which is a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Special Meeting, any of the Required Transaction Proposals would not be duly approved and adopted by our stockholders or we determine that one or more of the closing conditions under the Business Combination Agreement is not satisfied or waived.

Q:
Is my vote important?

A:
Yes. The Business Combination cannot be completed unless the Business Combination Proposal receives the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon and the other Required Transaction Proposals achieve the necessary vote outlined below. Only HighCape stockholders as of the close of business on May 10, 2021, the record date for the Special Meeting, are entitled to vote at the Special Meeting. The HighCape Board unanimously recommends that such HighCape stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including, on an advisory basis, the Advisory Charter Amendment Proposals, “FOR” the approval of the Nasdaq Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q:
If my shares are held in “street name” by my bank, brokerage firm or other nominee, will my bank, brokerage firm or other nominee automatically vote those shares for me?

A:
No. If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the “beneficial holder” of the shares held for you in what is known as “street name.” If this is the case, this proxy statement/prospectus may have been forwarded to you by your brokerage firm, bank or other nominee, or its agent. You must register in advance to participate in the Special Meeting and vote electronically. To register in advance you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. You must forward a copy of the legal proxy, along with your email address, to the Transfer Agent. Requests for registration should be directed to the Transfer Agent by email at no later than           p.m. New York City time, on                 , 2021. You will receive a confirmation of your registration and instructions on how to attend the meeting by email after the Transfer Agent receives your registration materials. As the beneficial holder, you also have the right to direct your broker, bank or other nominee as to how to vote your shares. If you do not provide voting instructions to your broker on a particular proposal on which your broker does not have discretionary authority to vote, your shares will not be voted on that proposal. This is called a “broker non-vote.” Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Special Meeting. If you decide to vote, you should provide instructions to your broker, bank or other nominee on how to vote in accordance with the information and procedures provided to you by your broker, bank or other nominee.

Q:
What HighCape stockholder vote is required for the approval of each proposal brought before the Special Meeting? What will happen if I fail to vote or abstain from voting on each proposal?

A:
The Business Combination Proposal.   Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. In connection with our initial public offering, our Sponsor and our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares and any public shares acquired by them during or after the initial public offering in favor of the Business Combination Proposal being presented at the Special Meeting, which was unanimously recommended by the HighCape Board. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement, pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). The shares held by our Sponsor, our other initial stockholders, our other directors and officers and Deerfield Partners, L.P. that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of HighCape. Because the Business Combination only requires the affirmative vote of a majority of the votes cast at the Special Meeting in order to be approved and because a quorum will exist at the Special Meeting if the holders of shares of outstanding capital stock of HighCape representing a majority of the voting power of all outstanding shares of capital stock of HighCape entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting, the Business Combination could be approved by the additional affirmative vote of shares representing as little as 23.1% of the outstanding shares. Abstentions and broker non-votes have no effect on the outcome of the proposal.

The Charter Amendment Proposal.   Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of HighCape Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of HighCape common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.

The Advisory Charter Amendment Proposals.   Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Nasdaq Proposal.   Approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Director Election Proposal.   The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
The Equity Incentive Plan Proposal.   Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
The Adjournment Proposal.   Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Q:
What will Quantum-Si’s equity holders receive in connection with the Business Combination?

A:
As a consequence of the Merger, at the Effective Time, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share. “Exchange Ratio” means the quotient resulting by dividing (i) the quotient of (x) $810,000,000 plus the excess of Quantum-Si cash over Quantum-Si debt as of immediately prior to the Effective Time plus the excess of certain HighCape expenses in connection with the Business Combination over $8,025,000 divided by (y) the number of issued and outstanding shares of Quantum-Si as of immediately prior to the Effective Time plus the number of issued vested Quantum-Si options at such time (where such number of vested options is calculated on net basis), by (ii) $10.00.
New Quantum-Si Class B common stock will have the same economic terms as New Quantum-Si Class A common stock, but New Quantum-Si Class B common stock will have twenty (20) votes per share. The New Quantum-Si Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time.
Q:
What equity stake will current HighCape stockholders and Quantum-Si stockholders hold in New Quantum-Si immediately after the consummation of the Business Combination?

A:
Set forth below is a table showing the anticipated ownership interest in New Quantum-Si upon completion of the Business Combination, based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021. The actual exchange ratio will be affected by the amount of cash and debt of Quantum-Si, any exercises of Quantum-Si stock options, and the redemptions, if any, of the public shares of HighCape immediately prior to the Effective Time.

	Assuming No Redemptions of Public Shares	Percentage	Assuming Maximum Redemptions of Public Shares	Percentage
Quantum-Si Stockholders	79,392,012	58.1%	79,392,012	62.9%
Public Stockholders	11,500,000	8.4%	1,000,000(1)	0.8%
PIPE Investors	42,500,000	31.1%	42,500,000	33.7%
Shares issued to Foresite Funds under Subscription Agreements	696,250	0.5%	696,250	0.6%
Initial Stockholders	2,583,750(2)	1.9%	2,583,750(2)	2.0%
	136,672,012	100%	126,172,012	100%

(1)
Assumes that all holders of public shares exercise their redemption rights in connection with the Business Combination, except for Deerfield Partners, L.P., which has agreed to not redeem 1,000,000 public shares in connection with the Business Combination pursuant to the Sponsor Letter Agreement.

(2)
Reflects the irrevocable forfeiture of 696,250 shares of HighCape Class B common stock to be irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.

The ownership percentages set forth above are not indicative of voting percentages and do not take into account (a) public warrants and private placement warrants that will remain outstanding immediately following the Business Combination and may be exercised thereafter (commencing the later of 30 days after the Closing of the Business Combination and 12 months from the closing of our initial public offering, which occurred on September 9, 2020) or (b) the issuance of any shares upon completion of the Business Combination under the New Quantum-Si Equity Incentive Plan, a copy of which is attached to this proxy statement/prospectus as Annex D. If the actual facts are different than the assumptions set forth above, the percentage ownership numbers set forth above will be different.
For more information, please see the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
In addition, there are currently outstanding an aggregate of 3,968,333 warrants to acquire shares of HighCape Class A common stock, which comprise 135,000 private placement warrants held by our initial stockholders and 3,833,333 public warrants. Each of our outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 9, 2020, for one share of Class A common stock and, following the consummation of the Business Combination, will entitle the holder thereof to purchase one share of New Quantum-Si Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised for cash and one share of New Quantum-Si Class A common stock is issued as a result of such exercise, with payment to New Quantum-Si of the exercise price of $11.50 per whole warrant for one whole share, our fully-diluted share capital would increase by a total of 3,968,333 shares, with approximately $45.6 million paid to exercise the warrants.
Furthermore, as a result of adopting the Proposed Charter, we will adopt a dual class stock structure and Dr. Rothberg will receive shares of New Quantum-Si Class B common stock, which will have 20 to 1 voting rights as compared to the shares of New Quantum-Si Class A common stock, such that as of immediately following the completion of the Business Combination, Dr. Rothberg will have over 80.3% of the voting power of the issued and outstanding capital stock of New Quantum-Si, based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021. Thus, Dr. Rothberg will control New Quantum-Si.
Q:
What voting power will current HighCape stockholders, Dr. Rothberg and other Quantum-Si stockholders hold in New Quantum-Si immediately after the consummation of the Business Combination?

A:
It is anticipated that, upon completion of the Business Combination, based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021, the voting power in New Quantum-Si will be as set forth in the table below (which was, except as noted below, prepared using the same assumptions as the immediately preceding table):

	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Entities controlled by Jonathan M. Rothberg, Ph.D.	80.3%	82.0%
Other Quantum-Si Stockholders	8.6%	8.8%
Public Stockholders	2.2%	0.2%
PIPE Investors	8.3%	8.4%
Shares Issued to Foresite Funds under Subscription Agreements	0.1%	0.1%
Initial Stockholders	0.5%	0.5%
Total	100%	100%

Q:
What happens to the funds deposited in the Trust Account after consummation of the Business Combination?

A:
A total of $115,000,000, including approximately $4,025,000 of underwriters’ deferred discount and approximately $2,300,000 of the proceeds of the sale of the private placement warrants, was placed in the Trust Account and is maintained by Continental Stock Transfer & Trust Company, acting as trustee. As of the date of this proxy statement/prospectus, there were investments and cash held in the Trust Account of approximately $115,002,151. These funds will not be released until the earlier of Closing or the redemption of our public shares if we are unable to complete an initial business combination by September 9, 2022, although we may withdraw the interest earned on the funds held in the Trust Account to pay franchise and income taxes. Upon the Closing of the Business Combination, the funds remaining in the Trust Account will be released and, together with the proceeds of the PIPE Financing and the PIPE Investor Subscription Agreements, if any, will remain on the balance sheet of New Quantum-Si.

Q:
What happens if a substantial number of the public stockholders vote in favor of the Business Combination Proposal and exercise their redemption right?

A:
HighCape stockholders who vote in favor of the Business Combination may also nevertheless exercise their redemption rights. Accordingly, the Business Combination may be consummated even though the funds available from the Trust Account and the number of public stockholders are reduced as a result of redemptions by public stockholders. The consummation of the Business Combination is conditioned upon, among other things, HighCape having an aggregate cash amount of at least $160 million available at Closing from the Trust Account, together with the aggregate cash proceeds actually received by HighCape with respect to the PIPE Financing (the “Aggregate Transaction Proceeds,” and such condition to the consummation of the Business Combination, the “Aggregate Transaction Proceeds Condition” (though this condition may be waived by Quantum-Si)). In addition, with fewer public shares and public stockholders, the trading market for New Quantum-Si Class A common stock may be less liquid than the trading market for HighCape Class A common stock was prior to consummation of the Business Combination and New Quantum-Si may not be able to meet the listing standards for Nasdaq or another national securities exchange. In addition, with less funds available from the Trust Account, the working capital infusion from the Trust Account into New Quantum-Si’s business will be reduced. As a result, the proceeds will be greater in the event that no public stockholders exercise redemption rights with respect to their public shares for a pro rata portion of the Trust Account as opposed to the scenario in which HighCape’s public stockholders exercise the maximum allowed redemption rights.

Q:
What amendments will be made to the Current Charter?

A:
We are asking HighCape stockholders to approve the Proposed Charter that will be effective upon the consummation of the Business Combination. The Proposed Charter provides for various changes that the HighCape Board believes are necessary to address the needs of the post-combination company, including, among other things: (i) the change of HighCape’s name to “Quantum-Si Incorporated”; (ii) the increase of the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 401,000,000 shares to 628,000,000 shares, consisting of 627,000,000 shares of common stock, including 600,000,000 shares of Class A common stock, par value $0.0001 per share, 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share; (iii) the establishment of 20:1 voting rights with respect to shares of New Quantum-Si Class B common stock, as described herein and in the Proposed Charter; (iv) providing that stockholders have the ability to act by written consent but eliminating stockholders’ ability to act by written consent in lieu of a meeting in the event that Dr. Rothberg and permitted transferees of Class B common stock beneficially own less than 50% of the voting power of the capital stock of New Quantum-Si that would be entitled to vote for the election of directors; (v) changes to the required vote to amend the charter and bylaws; and (vi) the elimination of certain provisions specific to HighCape’s status as a blank check company.

Pursuant to Delaware law and the Current Charter, HighCape is required to submit the Charter Amendment Proposal to HighCape’s stockholders for approval. For additional information, see the section titled “The Charter Amendment Proposal.”
Q:
What material negative factors did the HighCape Board consider in connection with the Business Combination?

A:
Although the HighCape Board believes that the acquisition of Quantum-Si will provide HighCape’s stockholders with an opportunity to participate in a business combination with Quantum-Si, an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell, the HighCape Board did consider certain potentially material negative factors in arriving at that conclusion, such as the risk that Quantum-Si would not be able to achieve its commercial launch or growth projections, that HighCape stockholders would not approve the Business Combination and the risk that significant numbers of HighCape stockholders would exercise their redemption rights. In addition, during the course of HighCape management’s evaluation of Quantum-Si’s operating business and its public company potential, management conducted detailed due diligence on certain potential challenges. Some factors that both HighCape management and the HighCape Board considered were (i) competition in the marketplace of instruments for protein detection and quantification, nucleic acid detection and other applications used in the research and analysis of the proteome and genome, and Quantum-Si’s product pipeline, (ii) the fact that some key executives only recently joined Quantum-Si and the ability of Quantum-Si to adequately staff for the needs of a public company on the relevant timeline and (iii) the ability of Quantum-Si to meet its commercial and financial projections and other financial and operating metrics. The HighCape Board also weighed the risk around the dual-class structure with “super-voting” rights for Dr. Rothberg, including its impact on index inclusion, the ability of certain investors to invest in Quantum-Si due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure. These factors are discussed in greater detail in the section titled “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination,” as well as in the section titled “Risk Factors — Risk Factors Relating to HighCape and the Business Combination.”
Q:
Did HighCape obtain a fairness opinion from a financial advisor in deciding whether to pursue the Business Combination with Quantum-Si?

A:
We have no obligation to obtain a fairness opinion and we did not obtain a fairness opinion in connection with the Business Combination Agreement with Quantum-Si. The HighCape Board determined that Quantum-Si’s fair market value was at least 80% of the value of the assets held in the Trust Account. Accordingly, investors will be relying solely on the judgment of the HighCape Board in approving the Business Combination, which may be mistaken in its assessment of Quantum-Si. The lack of a fairness opinion may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.

Q:
Do I have redemption rights?

A:
If you are a public stockholder, you have the right to request that HighCape redeem all or a portion of your public shares for cash, provided that you follow the procedures and deadlines described elsewhere in this proxy statement/prospectus under the heading “The Special Meeting — Redemption Rights.” Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. We sometimes refer to these rights to elect to redeem all or a portion of the public shares into a pro rata portion of the cash held in the Trust Account as “redemption rights.” If you wish to exercise your redemption rights, please see the answer to the question: “How do I exercise my redemption rights?”

Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Q:
How do I exercise my redemption rights?

A:
If you are a public stockholder and wish to exercise your right to redeem your public shares, you must:

(i)
(a) hold public shares or (b) hold public shares through units and elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

(ii)
prior to           p.m., New York City time, on           , 2021, (a) submit a written request to Continental Stock Transfer & Trust Company, HighCape’s transfer agent (the “Transfer Agent”), that HighCape redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through The Depository Trust Company (“DTC”).

The address of the Transfer Agent is listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.

Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so.
Any public stockholder will be entitled to request that their public shares be redeemed for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. For illustrative purposes, as of December 31, 2020, this would have amounted to approximately $10.01 per public share. However, the proceeds deposited in the Trust Account could become subject to the claims of our creditors, if any, which could have priority over the claims of our public stockholders, regardless of whether such public stockholders vote for or against the Business Combination Proposal. Therefore, the per share distribution from the Trust Account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the Business Combination Proposal will have no impact on the amount you will receive upon exercise of your redemption rights. It is anticipated that the funds to be distributed to public stockholders electing to redeem their public shares will be distributed promptly after the consummation of the Business Combination.
If you are a holder of public shares, you may exercise your redemption rights by submitting your request in writing to the Transfer Agent at the address listed under the question “Whom do I call if I have questions about the Special Meeting or the Business Combination?” below.
Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the deadline for submitting redemption requests, which is                 , 2021 (two business days prior to the date of the Special Meeting), and thereafter, with our consent, until the Closing. If you deliver your shares for redemption to the Transfer Agent and later decide prior to the deadline for submitting redemption requests not to elect redemption, you may request that HighCape instruct the Transfer Agent to return the shares to you (physically or electronically). You may make such request by contacting the Transfer Agent at the telephone number or address listed at the end of this section.
Any corrected or changed written exercise of redemption rights must be received by HighCape’s Corporate Secretary prior to the deadline for submitting redemption requests. No request for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to the Transfer Agent by           , New York City time, on                 , 2021.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any HighCape warrants that you may hold.
Q:
If I am a holder of units, can I exercise redemption rights with respect to my units?

A:
No. Holders of outstanding units must first elect to separate the units into the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If you hold your units in an account at a brokerage firm or bank, you must notify your broker or bank that you elect to separate the units into the underlying public shares and public warrants, or if you hold units registered in your own name, you must contact the Transfer Agent directly and instruct them to do so. If you fail to cause your units to be separated and delivered to the Transfer Agent by           , 2021, you will not be able to exercise your redemption rights with respect to your public shares.

Q:
What are the U.S. federal income tax consequences of exercising my redemption rights?

A:
The U.S. federal income tax consequences of exercising your redemption rights depend on your particular facts and circumstances. It is possible that you may be treated as selling your public shares for cash and, as a result, recognize capital gain or capital loss. It is also possible that the redemption may be treated as a distribution for U.S. federal income tax purposes depending on the amount of public shares that you own or are deemed to own (including through the ownership of New Quantum-Si warrants). For a more complete discussion of the U.S. federal income tax considerations of an exercise of redemption rights, see “Certain Material U.S. Federal Income Tax Considerations.”

THE TAX CONSEQUENCES OF EXERCISING YOUR REDEMPTION RIGHTS WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXERCISE OF REDEMPTION RIGHTS TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
How does the HighCape Board recommend that I vote?

A:
The HighCape Board recommends that the HighCape stockholders vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the Nasdaq Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal. For more information regarding how the HighCape Board recommends that HighCape stockholders vote, see the section titled “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination.”

Q:
How do our Sponsor and the other initial stockholders intend to vote their shares?

A:
In connection with our initial public offering, our Sponsor and our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares and any public shares acquired by them during or after the initial public offering in favor of the Business Combination Proposal being presented at the Special Meeting, which was unanimously recommended by the HighCape Board. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement, pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). The shares held by our Sponsor, our other initial stockholders, our other directors and officers and Deerfield Partners, L.P. that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of HighCape.

Q:
May our Sponsor and the other initial stockholders purchase public shares or warrants prior to the Special Meeting?

A:
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HighCape or its securities, the initial stockholders, Quantum-Si and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by HighCape’s initial stockholders for nominal value.

Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved.
Q:
Who is entitled to vote at the Special Meeting?

A:
The HighCape Board has fixed May 10, 2021 as the record date for the Special Meeting. All holders of record of HighCape common stock as of the close of business on the record date are entitled to receive notice of, and to vote at, the Special Meeting, provided that those shares remain outstanding on the date of the Special Meeting. Physical attendance at the Special Meeting is not required to vote. See the question “How can I vote my shares without attending the Special Meeting?” below for instructions on how to vote your HighCape common stock without attending the Special Meeting.

Q:
How many votes do I have?

A:
Each HighCape stockholder of record is entitled to one vote for each share of HighCape common stock held by such holder as of the close of business on the record date. As of the close of business on the record date, there were                 outstanding shares of HighCape common stock.

Q:
What constitutes a quorum for the Special Meeting?

A:
A quorum is the minimum number of stockholders necessary to hold a valid meeting.

A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding HighCape common stock representing a majority of the voting power of all outstanding shares of capital stock of HighCape entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.
Q:
What is Quantum-Si?

A:
Quantum-Si is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell.

Q:
What will happen to my shares of HighCape common stock as a result of the Business Combination?

A:
If the Business Combination is completed, each share of HighCape Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock. The Business Combination will have no effect on HighCape Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. See the section titled “The Business Combination Proposal — Consideration to the Quantum-Si Stockholders.”

Q:
Where will the New Quantum-Si Class A common stock that HighCape stockholders receive in the Business Combination be publicly traded?

A:
Assuming the Business Combination is completed, the shares of New Quantum-Si Class A common stock (including the shares of New Quantum-Si Class A common stock issued in connection with the Business Combination) will be listed and traded on Nasdaq under the ticker symbol “QSI” and the public warrants will be listed and traded on Nasdaq under the ticker symbol “QSIW.”

Q:
What happens if the Business Combination is not completed?

A:
If the Business Combination Agreement is not approved by the HighCape stockholders or if the Business Combination is not completed for any other reason by August 17, 2021, then we will seek to consummate an alternative initial business combination prior to September 9, 2022. If we do not consummate an initial business combination by September 9, 2022, we will cease all operations except for the purpose of winding up and redeem our public shares and liquidate the Trust Account, in which case our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.

Q:
How can I attend and vote my shares at the Special Meeting?

A:
Shares of HighCape common stock held directly in your name as the stockholder of record of such shares as of the close of business on May 10, 2021, the record date, may be voted electronically at the Special Meeting. If you choose to attend the Special Meeting, you will need to visit, and enter the control number found on your proxy card, voting instruction form or notice you previously received. You may vote during the Special Meeting by following instructions available on the meeting website during the meeting. If your shares are held in “street name” by a broker, bank or other nominee and you wish to attend and vote at the Special Meeting, you will not be permitted to attend and vote electronically at the Special Meeting unless you first obtain a legal proxy issued in your name from the record owner. To request a legal proxy, please contact your broker, bank or other nominee holder of record. It is suggested you do so in a timely manner to ensure receipt of your legal proxy prior to the Special Meeting. You must register in advance to participate in the Special Meeting and vote electronically. To register in advance you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. You must forward a copy of the legal proxy, along with your email address, to the Transfer Agent. Requests for registration should be directed to the Transfer Agent by email at no later than           p.m. New York City time, on                 , 2021. You will receive a confirmation of your registration and instructions on how to attend the meeting by email after the Transfer Agent receives your registration materials.

Q:
How can I vote my shares without attending the Special Meeting?

A:
If you are a stockholder of record of HighCape common stock as of the close of business on May 10, 2021, the record date, you can vote by telephone, by Internet or by mail by following the instructions provided in the enclosed proxy card. Please note that if you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares, or otherwise follow the instructions provided by your broker, bank or other nominee.

Q:
What is a proxy?

A:
A proxy is a legal designation of another person to vote the stock you own. If you are a stockholder of record of HighCape common stock as of the close of business on the record date, and you vote by telephone, by Internet or by signing, dating and returning your proxy card in the enclosed postage-paid envelope, you designate two of HighCape’s officers as your proxies at the Special Meeting, each with full power to act without the other and with full power of substitution. These two officers are Kevin Rakin and Matt Zuga.

Q:
What is the difference between holding shares as a stockholder of record and as a beneficial owner?

A:
If your shares of HighCape common stock are registered directly in your name with the Transfer Agent, you are considered the stockholder of record with respect to those shares, and access to proxy materials is being provided directly to you. If your shares are held in a stock brokerage account or by a bank or other nominee, then you are considered the beneficial owner of those shares, which are considered to be held in street name. Access to proxy materials is being provided to you by your broker, bank or other nominee who is considered the stockholder of record with respect to those shares.

Direct holders (stockholders of record).   For shares of HighCape common stock held directly by you, please complete, sign, date and return each proxy card (or cast your vote by telephone or Internet as provided on each proxy card) or otherwise follow the voting instructions provided in this proxy statement/prospectus in order to ensure that all of your shares of HighCape common stock are voted.
Shares in “street name.”   For HighCape common stock held in “street name” through a bank, brokerage firm or other nominee, you should follow the procedures provided by your bank, brokerage firm or other nominee to vote your shares.

Q:
If a HighCape stockholder gives a proxy, how will the HighCape common stock covered by the proxy be voted?

A:
If you provide a proxy by returning the applicable enclosed proxy card, the individuals named on the enclosed proxy card will vote your HighCape common stock in the way that you indicate when providing your proxy in respect of the HighCape common stock you hold. When completing the proxy card, you may specify whether your HighCape common stock should be voted FOR or AGAINST, or should be abstained from voting on, all, some or none of the specific items of business to come before the Special Meeting.

Q:
How will my HighCape common stock be voted if I return a blank proxy?

A:
If you sign, date and return your proxy and do not indicate how you want your HighCape common stock to be voted, then your HighCape common stock will be voted “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the Nasdaq Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.

Q:
Can I change my vote after I have submitted my proxy?

A:
Yes. If you are a stockholder of record of HighCape common stock as of the close of business on the record date, you can change or revoke your proxy before it is voted at the meeting in one of the following ways:

•
submit a new proxy card bearing a later date;

•
give written notice of your revocation to HighCape’s Corporate Secretary, which notice must be received by HighCape’s Corporate Secretary prior to the vote at the Special Meeting; or

•
vote electronically at the Special Meeting by visiting https://www.cstproxy.com/highcape/sm2021 and entering the 16-digit control number found on your proxy card, voting instruction form or notice you previously received. Please note that your attendance at the Special Meeting will not alone serve to revoke your proxy.

If your shares are held in “street name” by your broker, bank or another nominee as of the close of business on the record date, you must follow the instructions of your broker, bank or other nominee to revoke or change your voting instructions.
Q:
Where can I find the voting results of the Special Meeting?

A:
The preliminary voting results are expected to be announced at the Special Meeting. In addition, within four business days following certification of the final voting results, HighCape will file the final voting results of its Special Meeting with the SEC in a Current Report on Form 8-K.

Q:
Are HighCape stockholders able to exercise dissenters’ rights or appraisal rights with respect to the matters being voted upon at the Special Meeting?

A:
No. HighCape stockholders are not entitled to exercise dissenters’ rights or appraisal rights under Delaware law in connection with the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of HighCape Class A common stock because it is currently listed on a national securities exchange and such holders are not required to receive any consideration (other than continuing to hold their shares of HighCape Class A common stock). Holders of HighCape Class A common stock may vote against the Business Combination Proposal or redeem their shares of HighCape Class A common stock if they are not in favor of the approval of the Business Combination Agreement or the Business Combination. Dissenters’ rights or appraisal rights are unavailable under Delaware law in connection with the Business Combination to holders of HighCape Class B common stock because they have agreed to vote in favor of the Business Combination.

Q:
Are there any risks that I should consider as a HighCape stockholder in deciding how to vote or whether to exercise my redemption rights?

A:
Yes. You should read and carefully consider the risk factors set forth in the section titled “Risk Factors” in this proxy statement/prospectus. You also should read and carefully consider the risk factors of HighCape and Quantum-Si contained in the documents that are incorporated by reference herein.

Q:
What happens if I sell my HighCape common stock before the Special Meeting?

A:
The record date for HighCape stockholders entitled to vote at the Special Meeting is earlier than the date of the Special Meeting. If you transfer your shares of HighCape common stock before the record date, you will not be entitled to vote at the Special Meeting. If you transfer your shares of HighCape common stock after the record date but before the Special Meeting, you will, unless special arrangements are made, retain your right to vote at the Special Meeting but will transfer the right to hold New Quantum-Si shares to the person to whom you transfer your HighCape common stock.

Q:
What are the material U.S. federal income tax consequences of the Business Combination to me?

A:
Certain material U.S. federal income tax considerations that may be relevant to you in respect of the Business Combination are discussed in more detail in the section titled “Certain Material U.S. Federal Income Tax Considerations.” The discussion of the U.S. federal income tax consequences contained in this proxy statement/prospectus is intended to provide only a general discussion and is not a complete analysis or description of all of the U.S. federal income tax considerations that are applicable to you in respect of the Business Combination, nor does it address any tax considerations arising under U.S. state or local or non-U.S. tax laws.

THE TAX CONSEQUENCES OF THE BUSINESS COMBINATION WILL DEPEND ON THE FACTS OF YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR OWN TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE BUSINESS COMBINATION TO YOU IN YOUR PARTICULAR CIRCUMSTANCES.
Q:
When is the Business Combination expected to be completed?

A:
Subject to the satisfaction or waiver of the Closing conditions described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination,” including the approval of the Business Combination Agreement by the HighCape stockholders at the Special Meeting, the Business Combination is expected to close in the second quarter of 2021. However, it is possible that factors outside the control of both HighCape and Quantum-Si could result in the Business Combination being completed at a later time, or not being completed at all.

Q:
Who will solicit and pay the cost of soliciting proxies?

A:
HighCape has engaged a professional proxy solicitation firm, Morrow Sodali LLC (“Morrow”), to assist in soliciting proxies for the Special Meeting. HighCape has agreed to pay Morrow a fee of $22,500, plus disbursements. HighCape will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses. HighCape will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of our common stock for their expenses in forwarding soliciting materials to beneficial owners of our common stock and in obtaining voting instructions from those owners. HighCape’s management team may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

Q:
What are the conditions to completion of the Business Combination?

A:
The Closing is subject to certain conditions, including, among other things, (i) the approval by our stockholders of the Required Transaction Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) after giving effect to the Transactions, HighCape having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) remaining immediately after the Effective Time; (iv) satisfaction of the Aggregate Transaction Proceeds Condition; and (v) the approval by Nasdaq of our initial listing application in connection with the Business Combination. If any of these conditions are not satisfied, the Business Combination may not be consummated. Furthermore, in no event will we redeem our public shares in an amount that would cause our net tangible assets to be less than $5,000,001. See the section titled “The Business Combination Proposal.”
Q:
What should I do if I receive more than one set of voting materials?

A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares of HighCape common stock.

Q:
Whom do I call if I have questions about the Special Meeting or the Business Combination?

A:
If you have questions about the Special Meeting or the Business Combination, or desire additional copies of this proxy statement/prospectus or additional proxies, you may contact:

Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut
Tel: (800) 662-5200. (toll-free)
Banks and brokers call collect: (203) 297-0720
E-mail: CAPA.info@investor.morrowsodali.com
You also may obtain additional information about HighCape from documents filed with the SEC by following the instructions in the section titled “Where You Can Find More Information.” If you are a holder of public shares and you intend to seek redemption of your shares, you will need to deliver your public shares (either physically or electronically) to Continental Stock Transfer & Trust Company, HighCape’s Transfer Agent, at the address below prior to           p.m., New York City time, on           , 2021. If you have questions regarding the certification of your position or delivery of your stock, please contact:
Mark Zimkind
Continental Stock Transfer & Trust Company
1 State Street Plaza, 30th Floor
New York, New York 10004
E-mail: mzimkind@continentalstock.com

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information included in this proxy statement/prospectus and does not contain all of the information that may be important to you. You should read this entire document and its annexes and the other documents to which we refer before you decide how to vote with respect to the proposals to be considered and voted on at the Special Meeting.
Information About the Parties to the Business Combination
HighCape Capital Acquisition Corp.
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
(646) 793-3510
HighCape Capital Acquisition Corp. is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization, or similar business combination.
Quantum-Si Incorporated
530 Old Whitfield Street
Guilford, CT 06437
(203) 458-7100
Quantum-Si Incorporated is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell.
Tenet Merger Sub, Inc.
c/o HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
(646) 793-3510
Tenet Merger Sub, Inc. is a Delaware corporation and wholly-owned subsidiary of HighCape Capital Acquisition Corp., which was formed for the purpose of effecting a merger with Quantum-Si.
The Business Combination and the Business Combination Agreement
As discussed in this proxy statement/prospectus, HighCape is asking its stockholders to approve the Business Combination Agreement and approve the Business Combination, pursuant to which, among other things, on the date of Closing, Merger Sub will merge with and into Quantum-Si, with Quantum-Si as the surviving corporation in the Business Combination and, after giving effect to such Business Combination, Quantum-Si will be a wholly-owned subsidiary of HighCape. As a consequence of the Business Combination Agreement, at the Effective Time, each share of HighCape Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock. The Business Combination will have no effect on the HighCape Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (as defined herein) (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination,” the HighCape Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for HighCape’s initial public offering, including that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. For more information about the transactions contemplated by the Business Combination Agreement, see “The Business Combination Proposal.”
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Quantum-Si, with Quantum-Si surviving the Business Combination. Upon consummation of the Business Combination, Quantum-Si will be a wholly-owned subsidiary of New Quantum-Si. In addition, HighCape will file the Proposed Charter with the Secretary of State of the State of Delaware, such Proposed Charter to be effective simultaneous with the Effective Time. As a consequence of adopting the Proposed Charter, New Quantum-Si will adopt the dual class structure as described in the section of this proxy statement/prospectus titled “Description of New Quantum-Si Securities.”
The following diagrams illustrate in simplified terms the current structure of HighCape and Quantum-Si and the expected structure of New Quantum-Si upon the Closing.

Simplified Pre-Combination Structure and Voting Power
Simplified Post-Combination Structure and Voting Power(1)
(1)
Assumes no redemptions of public shares and is based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021.

Consideration to the Quantum-Si Stockholders in the Business Combination
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (as defined herein) (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the

Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.
For further details, see “The Business Combination Proposal — Consideration to the Quantum-Si Stockholders.”
The PIPE Financing
HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which, among other things, HighCape agreed to issue and sell in a private placement an aggregate of 42,500,000 shares of HighCape Class A common stock to the PIPE Investors, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, for $10.00 per share immediately prior to the Closing.
The Subscription Agreements
HighCape entered into the Subscription Agreements with the Foresite Funds, pursuant to which, among other things, HighCape agreed to issue and sell in a private placement an aggregate of 696,250 shares of HighCape Class A common stock to the Foresite Funds for $0.001 per share immediately prior to the Closing, after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
Special Meeting of HighCape Stockholders and the Proposals
The Special Meeting will convene on           , 2021 at      a.m., New York City time, in virtual format. Stockholders may attend, vote and examine the list of HighCape stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/highcape/sm2021 and entering the 16-digit control number found on their proxy card, voting instruction form or notice they previously received. The purpose of the Special Meeting is to consider and vote on the Business Combination Proposal, the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, the Nasdaq Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal and the Adjournment Proposal.
Approval of the Required Transaction Proposals is a condition to the obligation of HighCape to complete the Business Combination.
Only holders of record of issued and outstanding HighCape common stock as of the close of business on May 10, 2021, the record date for the Special Meeting, are entitled to notice of, and to vote at, the Special Meeting or any adjournment or postponement of the Special Meeting. You may cast one vote for each share of HighCape common stock that you owned as of the close of business on the record date.
A quorum of stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding capital stock of HighCape representing of a majority of the voting power of all outstanding shares of capital stock of HighCape entitled to vote at the Special Meeting as of the record date are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of this proposal.
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of HighCape Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of HighCape common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes will be treated as votes against this proposal.
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of HighCape’s Board of Directors
The HighCape Board has unanimously determined that the Business Combination is in the best interests of, and advisable to, the HighCape stockholders and recommends that the HighCape stockholders adopt the Business Combination Agreement and approve the Business Combination. The HighCape Board made its determination after consultation with HighCape’s legal and financial advisors and consideration of a number of factors.
The HighCape Board recommends that you vote “FOR” the approval of the Business Combination Proposal, “FOR” the approval of the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals, “FOR” the approval of the Nasdaq Proposal, “FOR” the election of each of the director nominees in the Director Election Proposal, “FOR” the approval of the Equity Incentive Plan Proposal and “FOR” the approval of the Adjournment Proposal.
For more information about the HighCape Board’s recommendation and the proposals, see the sections titled “The Special Meeting — Vote Required and HighCape Board Recommendation” and “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination.”

HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination
In considering the Business Combination, the HighCape Board considered the following factors, among others:
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historical information regarding Quantum-Si’s business, financial performance, and results of operations;

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current information and forecast projections from Quantum-Si and HighCape’s management regarding (i) Quantum-Si’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, and financial market conditions and (iii) opportunities and competitive factors within Quantum-Si’s industry;

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information provided to the HighCape Board by third-party consultants reviewing Quantum-Si’s information technology systems and intellectual property;

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the total addressable market of Quantum-Si’s potential products that are currently in research and development;

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the potential value that HighCape can bring to Quantum-Si’s business based upon HighCape’s existing relationships in the life sciences sector;

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information of certain comparable companies;

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the success of the PIPE Financing, which was subscribed to by sophisticated financial and strategic third parties with access to similar materials as the HighCape Board;

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the potential strategic value from some of the PIPE Investors;

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the belief of the HighCape Board that an acquisition by HighCape has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities;

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the recommendation by HighCape’s management that the HighCape Board approve the Business Combination, as the HighCape Board would not have approved any transaction in connection with this strategic process without such a recommendation from HighCape’s management;

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Quantum-Si’s ability to demonstrate the value of its technology to existing and potential users and its ability to integrate into and add value to life sciences research professionals;

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Dr. Jonathan M. Rothberg’s track record of success with respect to other companies he has developed over time; and

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the risk that Quantum-Si would not be able to successfully commercially launch its products as planned;

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the risk that some of the current public stockholders would vote against the Business Combination Proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account;

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the risks involved with the Business Combination and the likelihood that HighCape and Quantum-Si will be able to complete the Business Combination, the possibility that the Business Combination might not be consummated, and HighCape’s prospects going forward without the combination with Quantum-Si;

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the risks of concentrating voting control in the dual-class share structure with “super-voting” rights for Dr. Rothberg, which already exist at Quantum-Si, including its impact on index inclusion, the ability of certain investors to invest in Quantum-Si due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure, but determined that they were outweighed by the long-term benefits that a founder controlled company focused on its long-term strategy would provide to HighCape stockholders and future stockholders after the combination with Quantum-Si;

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the substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on HighCape’s cash reserves and operating results should the Business Combination not be completed;

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the possible negative effect of the Business Combination and public announcement of the Business Combination on HighCape’s financial performance, operating results and stock price;

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the volatility of the life sciences sector; and

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all other factors the HighCape Board deemed relevant.

For a complete list of the factors considered by the HighCape Board, see “The Business Combination Proposal” — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination.”
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period applicable under the HSR Act expired on March 29, 2021.
Conditions to the Completion of the Business Combination
The consummation of the Business Combination is conditioned upon, among other things, (i) the approval by our stockholders of the Required Transaction Proposals being obtained; (ii) the applicable waiting period under the HSR Act relating to the Business Combination Agreement having expired or been terminated; (iii) after giving effect to the Transactions, HighCape having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time; (iv) satisfaction of the Aggregate Transaction Proceeds Condition, or valid waiver thereof; and (v) the approval by the Nasdaq of our initial listing application in connection with the Business Combination. Therefore, unless these conditions are satisfied by the applicable parties to the Business Combination Agreement (except with respect to the satisfaction of the Aggregate Transaction Proceeds Condition, if waived), the Business Combination may not be consummated. For further details about the closing conditions and the parties’ ability to waive certain closing conditions, see “The Business Combination Agreement — Conditions to Closing of the Business Combination.”
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
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by the mutual written consent of HighCape and Quantum-Si;

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by HighCape, subject to certain exceptions, if any of the representations or warranties made by Quantum-Si are not true and correct or if Quantum-Si fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of HighCape could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

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by Quantum-Si, subject to certain exceptions, if any of the representations or warranties made by the HighCape Parties are not true and correct or if any HighCape Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Quantum-Si could not be satisfied and the breach of such representations or warranties or failure to perform such covenants or agreements is not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

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by either HighCape or Quantum-Si, if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;
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by either HighCape or Quantum-Si, if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

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by either HighCape or Quantum-Si, if the approval of the Required Transaction Proposals is not obtained at the Special Meeting (including any adjournment thereof); and

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by HighCape, if Quantum-Si does not deliver, or cause to be delivered to HighCape, a written consent of the Quantum-Si stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Merger), duly executed by the Quantum-Si stockholders required to approve and adopt such matters (the “Quantum-Si Stockholder Written Consent”) or the Quantum-Si Transaction Support Agreement when required under the Business Combination Agreement.

Redemption Rights
Pursuant to the Current Charter, a public stockholder may request that HighCape redeem all or a portion of their public shares for cash if the Business Combination is consummated. You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to     p.m., New York City time, on           , 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that HighCape redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through DTC.

As noted above, holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. Holders may instruct their broker to do so, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent directly and instruct them to do so. Public stockholders may elect to redeem all or a portion of their public shares even if they vote for the Business Combination Proposal. If the Business Combination is not consummated, the public shares will not be redeemed for cash. If a public stockholder properly exercises its right to redeem its public shares and timely delivers its public shares to the Transfer Agent, HighCape will redeem such public shares upon the Closing for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own such shares. See the section titled “The Special Meeting — Redemption Rights” for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming its public shares with respect to more than an aggregate of 20% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
Holders of our warrants will not have redemption rights with respect to the warrants.

No Delaware Appraisal Rights
Appraisal rights are statutory rights under the DGCL that enable stockholders who object to certain extraordinary transactions to demand that the corporation pay such stockholders the fair value of their shares instead of receiving the consideration offered to stockholders in connection with the extraordinary transaction. However, appraisal rights are not available in all circumstances. Appraisal rights are not available to HighCape stockholders or warrant holders in connection with the Business Combination.
Proxy Solicitation
Proxies may be solicited by mail, telephone or in person. HighCape has engaged Morrow to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares at the Special Meeting if it revokes its proxy before the Special Meeting. A stockholder also may change its vote by submitting a later-dated proxy as described in the section titled “The Special Meeting — Revoking Your Proxy.”
Interests of HighCape’s Directors and Officers in the Business Combination
When you consider the recommendation of the HighCape Board in favor of approval of the Business Combination Proposal, you should keep in mind that HighCape’s initial stockholders, including its directors, and its officers, have interests in such proposal that are different from, or in addition to, those of HighCape stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by September 9, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of such net interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the HighCape Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.

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There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by September 9, 2022. Our initial stockholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 2,178,750 shares of New Quantum-Si Class A common stock.

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In connection with the closing of our initial public offering, the Sponsor purchased an aggregate of 405,000 private placement units at a price of $10.00 per private placement unit. Each private placement unit consists of one share of Class A common stock and one-third of one warrant. Each of the 135,000 warrants included in the private placement units is exercisable to purchase one share of HighCape Class A common stock at a price of $11.50 per share, subject to adjustment. If we do not consummate a business combination transaction by September 9, 2022, then the proceeds from the sale of the private placement units will be part of the liquidating distribution to the public stockholders and the warrants held by our initial stockholders will be worthless. The warrants held by our initial stockholders had an aggregate market value of approximately $346,950 based upon the closing price of $2.57 per warrant on Nasdaq on April 30, 2021. Upon the Closing, the private placement warrants will become 135,000 warrants to purchase shares of New Quantum-Si Class A common stock at an exercise price of $11.50 per share.

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Prior to the Closing of our IPO, our Sponsor transferred 30,000 founder shares to each of our independent directors, which may create a conflict of interest in recommending that the Public

Stockholders vote in favor of the Business Combination. Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete a business combination by September 9, 2022.
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Concurrently with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, at a purchase price of $10.00 per share.

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Concurrently with the execution of the Business Combination Agreement, HighCape entered into the Subscription Agreements with the Foresite Funds, pursuant to which the Foresite Funds have agreed to purchase, immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock to the Foresite Funds for $0.001 per share immediately prior to the Closing, after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.

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Certain of our officers and directors may continue to serve as directors of New Quantum-Si after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Quantum-Si Board determines to pay to its directors.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest earned on the Trust Account which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party or target which executed a waiver of any and all rights to the monies held in the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to HighCape and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses.

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If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by HighCape from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. No such expenses were incurred as of May 1, 2021.

At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HighCape or its securities, the initial stockholders, Quantum-Si and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by HighCape’s initial stockholders for nominal value.
Entering into any such arrangements may have a depressive effect on the market price of the outstanding shares of HighCape Class A common stock. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. As of the date of this proxy statement/prospectus, there have been no such discussions and no agreements to such effect have been entered into with any such investor or holder.
The existence of financial and personal interests of the HighCape directors or officers may result in a conflict of interest on the part of one or more of them between what such director or officer may believe is best for HighCape and what he may believe is best for him in determining whether or not to grant a waiver in a specific situation. See the sections titled “Risk Factors” and “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion of this and other risks.
Stock Exchange Listing
HighCape’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “CAPAU,” “CAPA” and “CAPAW,” respectively. HighCape has applied to list the New Quantum-Si Class A common stock and public warrants on Nasdaq under the symbols “QSI” and “QSIW,” respectively, upon the Closing of the Business Combination. New Quantum-Si will not have units traded following the Closing.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Quantum-Si’s good faith estimate of such amounts assuming a Closing as of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Sources
Quantum-Si Rollover Equity	$883.6(1)	$883.6(1)
Proceeds from Trust Account	115.0	10.0
PIPE Investors	425.0	425.0
Total Sources	$1,423.6	$1,318.6
Uses
Equity Consideration to Existing Investors	$883.6	$883.6
Cash to Balance Sheet	509.2	404.2
Repayment of PPP Loan	1.8	1.8

(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Estimated Transaction Costs and other Payments	29.0(2)	29.0(2)
Total Uses	$1,423.6	$1,318.6

(1)
Includes Quantum-Si capital stock and options outstanding and available to grant pursuant to the Quantum-Si 2013 Equity Incentive Plan outstanding as of May 1, 2021 (calculated using the treasury stock method).

(2)
Consists of approximately $4 million in deferred underwriting commissions from HighCape’s initial public offering, approximately $10 million in placement agent fees and other financial advisory fees in connection with the PIPE Financing, approximately $5 million in legal fees, approximately $2 million in accounting and audit fees, and an estimated $1 million in miscellaneous fees and expenses, including consulting fees, proxy solicitation fees, SEC registration fees, printing fees, $3 million in bonuses to employees and consultants and $4 million in fees to a third party service provider pursuant to agreement dated March 29, 2021.

Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, HighCape will be treated as the “acquired” company for accounting purposes and the Business Combination will be treated as the equivalent of Quantum-Si issuing stock for the net assets of HighCape, accompanied by a recapitalization. The net assets of HighCape will be stated at historical cost, with no goodwill or other intangible assets recorded.
Quantum-Si has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
The pre-Business Combination stockholders of Quantum-Si will hold the majority of voting rights in the combined company;

•
Jonathan M. Rothberg, Ph.D. will be appointed as Executive Chairman of the Board and the pre-Business Combination stockholders of Quantum-Si will have the right to appoint the majority of directors to the New Quantum-Si Board;

•
Senior management of New Quantum-Si will comprise the senior management of the combined company; and

•
The operations of Quantum-Si will comprise the only ongoing operations of the combined company.

The preponderance of evidence as described above is indicative that Quantum-Si is the accounting acquirer in the Business Combination.
Comparison of Stockholders’ Rights
Following the consummation of the Business Combination, the rights of HighCape stockholders who become New Quantum-Si stockholders in the Business Combination will no longer be governed by the Current Charter and HighCape’s Bylaws and instead will be governed by the Proposed Charter and New Quantum-Si Bylaws. See “Comparison of Stockholders’ Rights.”
Summary of Risk Factors
In evaluating the proposals to be presented at the Special Meeting, a HighCape stockholder should carefully read this proxy statement/prospectus and especially consider the factors discussed in the section titled “Risk Factors.”

Some of the risks related Quantum-Si’s business and industry are summarized below. References in the summary below to “Quantum-Si” generally refer to Quantum-Si in the present tense or New Quantum-Si from and after the Business Combination.
•
Quantum-Si is an early-stage life sciences technology company with a history of net losses, which Quantum-Si expects to continue, and Quantum-Si may not be able to generate meaningful revenues or achieve and sustain profitability in the future.

•
Quantum-Si has a limited operating history, which may make it difficult to evaluate the prospects for its future viability and predict its future performance.

•
Quantum-Si may need to raise additional capital to fund commercialization plans for its products, including manufacturing, sales and marketing activities, expand its investments in research, and development and commercialize new products and applications.

•
Quantum-Si has identified a material weakness in its internal control over financial reporting. Quantum-Si outsources its accounting and financial reporting to 4Catalyzer and as of and during the years ended December 31, 2020 and 2019, did not have its own finance professionals reviewing the information received from 4Catalyzer.

•
Quantum-Si has not yet commercially launched its products, and Quantum-Si may not be able to successfully commercially launch its products as planned.

•
Because New Quantum-Si will be a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.

•
The dual class structure of New Quantum-Si common stock will have the effect of concentrating voting power with Jonathan M. Rothberg, Ph.D., New Quantum-Si’s Chairman of the Board and Quantum-Si’s Founder, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.

•
Even if Quantum-Si commercially launches its products, Quantum-Si’s success depends on broad scientific and market acceptance, which Quantum-Si may fail to achieve.

•
The size of the markets for Quantum-Si products may be smaller than estimated, and new market opportunities may not develop as quickly as it expects, or at all, limiting Quantum-Si’s ability to successfully sell its products.

•
The COVID-19 pandemic and efforts to reduce its spread have adversely impacted, and are expected to continue to materially and adversely impact, Quantum-Si’s business and operations.

•
If Quantum-Si does not sustain or successfully manage its anticipated growth, Quantum-Si’s business and prospects will be harmed.

•
Quantum-Si depends on its key personnel and other highly qualified personnel, and if Quantum-Si is unable to recruit, train and retain its personnel, Quantum-Si may not achieve its goals.

•
Quantum-Si expects to be dependent upon revenue generated from the sales of its initial products from the time they are commercialized through the foreseeable future.

•
Quantum-Si relies on a small number of contract manufacturers to manufacture and supply its instruments. If these manufacturers should fail or not perform satisfactorily, Quantum-Si’s ability to commercialize and supply its instruments would be adversely affected.

•
If Quantum-Si does not successfully develop and deploy its software, Quantum-Si’s commercialization efforts and therefore business and results of operations could suffer.

•
Quantum-Si has limited experience producing and supplying its products, and Quantum-Si may be unable to consistently manufacture or source its instruments and consumables to the necessary specifications or in quantities necessary to meet demand on a timely basis and at acceptable performance and cost levels.

•
The life sciences technology market is highly competitive. If Quantum-Si fails to compete effectively, its business and results of operation will suffer.

•
If Quantum-Si elects to label and promote any of its products as clinical diagnostics or medical devices, it would be required to obtain prior marketing authorization from the FDA, which would take significant time and expense and could fail to result in FDA marketing authorization of the device for the intended use or uses Quantum-Si believes are commercially attractive.

•
Quantum-Si’s products, if used for the diagnosis of disease, could be subject to government regulation, and the regulatory approval and maintenance process for such products may be expensive, time-consuming, and uncertain both in timing and in outcome.

•
Quantum-Si’s research use only (RUO) products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if Quantum-Si does not elect to seek regulatory authorization to market our products for diagnostic purposes, which would adversely impact its ability to market and sell its products and harm its business.

•
If Quantum-Si is unable to obtain and maintain and enforce sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize products similar or identical to Quantum-Si’s, and our ability to successfully commercialize its products may be impaired.

•
Quantum-Si may not be able to protect its intellectual property rights throughout the world.

Emerging Growth Company
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. Following the Business Combination, we expect that New Quantum-Si will continue to be an emerging growth company.
Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of New Quantum-Si’s financial statements with those of another public company that is not an emerging growth company or is an emerging growth company that has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of HighCape’s initial public offering (December 31, 2025), (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer; and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning set forth in the JOBS Act.
Controlled Company Exemption
Upon the completion of the Business Combination, Dr. Rothberg will be the beneficial owner of all outstanding shares of New Quantum-Si’s Class B common stock and, as such, will control the voting power of our outstanding capital stock, as a result of which Dr. Rothberg will have the power to elect a majority of New Quantum-Si’s directors. Pursuant to Nasdaq listing standards, a company of which more than 50%

of the voting power for the election of directors is held by an individual, a group or another company qualifies as a “controlled company.” As a controlled company, New Quantum-Si will be exempt from certain Nasdaq corporate governance requirements, including the requirements (1) that a majority of the New Quantum-Si Board consist of independent directors, (2) that the New Quantum-Si Board have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that the New Quantum-Si Board have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New Quantum-Si may utilize these exemptions since the New Quantum-Si Board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Quantum-Si ceases to be a “controlled company” and its shares continue to be listed on Nasdaq, New Quantum-Si will be required to comply with these standards and, depending on the board’s independence determination with respect to our then-current directors, New Quantum-Si may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.
The controlled company exemptions do not modify the independence requirements for the audit committee, which will have to comply with the requirements of Rule 10A-3 of the Exchange Act and the rules of Nasdaq, including the requirement to have an audit committee comprised of at least three members, all of whom are independent.

SUMMARY HISTORICAL FINANCIAL INFORMATION OF HIGHCAPE
The following table sets forth summary selected historical financial information of HighCape for the periods and as of the dates indicated.
HighCape’s restated statement of operations data for the period from June 10, 2020 (inception) to December 31, 2020 and balance sheet data as of December 31, 2020 is derived from HighCape’s audited condensed financial statements included elsewhere in this proxy statement/prospectus. The restatement is more fully described in Note 2 of the Notes to HighCape’s financial statements included herein.
The following selected historical financial information should be read together with HighCape’s consolidated financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HighCape” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace HighCape’s financial statements and the related notes thereto.
Statement of Operations Data
For the Period from June 10, 2020 (Inception) Through December 31, 2020
Formation and general and administrative expenses	$265,291
Loss from operations	(265,291)
Other income:
Interest earned on cash and cash equivalents held in Trust Account	2,152
Change in fair value of warrant liability	(3,096,650)
Transaction Costs	(226,601)
Net loss	$(263,139)
Weighted average shares outstanding of Class A redeemable common stock	11,500,000
Basic and diluted income per share, Class A redeemable common stock	$0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	3,099,338
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(0.08)

Balance Sheet Data
For the Period from June 10, 2020 (Inception) Through December 31, 2020
ASSETS
Current Assets
Cash	$1,034,163
Prepaid expenses	149,727
Total Current Assets	1,183,890
Cash and cash equivalents held in Trust Account	115,002,152
TOTAL ASSETS	$116,186,042
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$146,558
Total Current Liabilities	146,558
Warrant liability	4,525,250
Deferred underwriting fee payable	4,025,000
Total Liabilities	4,171,558
Commitments and Contingencies
Class A common stock subject to possible redemption, 10,701,448 shares at $10.00 per share	102,489,230
Stockholders’ Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 1,203,552 issued and outstanding (excluding 10,701,448 shares subject to possible redemption)	166
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 2,875,000 shares issued and outstanding	288
Additional paid-in capital	8,585,940
Accumulated deficit	(3,586,390)
Total Stockholders’ Equity	5,000,004
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$116,186,042

Cash Flow Data
For the Period from June 10, 2020 (Inception) Through December 31, 2020
Cash Flows from Operating Activities:
Net loss	$(3,586,390)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on cash and cash equivalents held in Trust Account	(2,521)
Change in fair value of warrant liability	3,096,650
Transaction Costs	226,601
Changes in operating assets and liabilities:
Prepaid expenses	(149,727)
Accrued expenses	146,558
Net cash used in operating activities	(268,460)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(115,000,000)
Net cash used in investing activities	(115,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	112,700,000
Proceeds from sale of Private Placement Units	4,050,000
Repayment of promissory note – related party	(99,627)
Payment of offering costs	(372,750)
Net cash provided by financing activities	116,302,623
Net Change in Cash	1,034,163
Cash – Beginning of period	—
Cash – End of period	$1,034,163
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Initial classification of Class A common stock subject to possible redemption	$105,848,020
Change in value of Class A common stock subject to possible redemption	$(3,358,750)
Deferred underwriting fee payable	$4,025,000
Payment of offering costs through promissory note – related party	$99,627
Initial Classification of warrant liability in connection with Initial Public Offering and Private Placement	$1,428,600

SUMMARY HISTORICAL FINANCIAL INFORMATION OF QUANTUM-SI
The following table sets forth summary historical financial information of Quantum-Si for the periods and as of the dates indicated. The summary historical financial information of Quantum-Si as of and for the years ended December 31, 2020, and 2019 was derived from the audited historical financial statement of Quantum-Si included elsewhere in this proxy statement/prospectus.
The following summary historical financial information should be read together with Quantum-Si’s financial statements and accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum-Si” appearing elsewhere in this proxy statement/ prospectus. The summary historical financial information in this section is not intended to replace Quantum-Si’s financial statements and the related notes thereto. Quantum-Si’s historical results are not necessarily indicative of the results that may be expected in the future.
	Year Ended December 31,
(in thousands)	2020	2019
Total operating expenses	$36,691	$36,620
Loss from operations	(36,691)	(36,620)
Total nonoperating income	78	828
Loss before income taxes	(36,613)	(35,792)
Provision for income taxes	—	—
Net loss and comprehensive loss	(36,613)	(35,792)
	As of December 31,
(in thousands)	2020	2019
Cash and cash equivalents	$36,910	$32,930
Total assets	40,592	37,411
Total liabilities	4,503	1,955
Convertible preferred stock	195,814	160,555
Total stockholders’ deficit	(159,725)	(125,099)

SUMMARY UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following summary unaudited pro forma condensed combined financial information has been derived from the unaudited pro forma condensed combined balance sheet as of December 31, 2020 and the unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020, included in “Unaudited Pro Forma Condensed Combined Financial Information”.
The summary unaudited pro forma condensed combined financial information should be read in conjunction with the unaudited pro forma condensed combined balance sheet and the unaudited pro forma condensed combined statement of operations, and the accompanying notes. In addition, the unaudited condensed combined pro forma financial information was based on and should be read in conjunction with the historical financial statements of HighCape (the restatement of HighCape’s financial statements is described in Note 2 of the Notes to HighCape’s financial statements included herein) and Quantum-Si, including the accompanying notes, which are included elsewhere in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information has been prepared assuming two alternative levels of redemption into cash of HighCape Class A common stock:
•
Assuming No Redemption:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemption:   This presentation assumes that public stockholders exercise redemption rights with respect to 91.3% of the public shares. This scenario assumes that 10,500,000 public shares are redeemed for an aggregate redemption payment of approximately $105,001,965, including a pro rata portion of interest accrued on the Trust Account of $1,965. Maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition, consisting of Trust Account funds and PIPE proceeds, of $160,000,000 to be contributed at Closing of the Business Combination. Pursuant to the Sponsor Letter Agreement, Deerfield Partners, L.P. has agreed not to redeem 1,000,000 public shares in connection with the Business Combination.

	Historical		Pro forma
(in thousands, except per share data)	HighCape	Quantum-Si	No redemption scenario	Maximum redemption scenario
Statement of Operations Data – For the Year Ended December 31, 2020
Total operating expenses	$265	$36,691	$71,189	$71,189
Loss from operations	(265)	(36,691)	(71,189)	(71,189)
Net loss and comprehensive loss	(3,586)	(36,613)	(74,425)	(74,425)
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	—	—
Basic and diluted net loss per share(1)	(1.16)	(5.45)	(0.54)	(0.59)
	Historical		Pro forma
(in thousands)	HighCape	Quantum-Si	No redemption scenario	Maximum redemption scenario
Balance Sheet Data – As of December 31, 2020
Total current assets	$1,184	$37,858	$548,286	$443,284
Total assets	116,186	40,592	551,020	446,018
Total current liabilities	147	2,754	2,892	2,892
Total liabilities	8,697	4,503	7,417	7,417
Common stock subject to possible redemption	102,489	—	—	—
Convertible preferred stock	—	195,814	—	—
Total stockholders’ equity (deficit)	5,000	(159,725)	543,603	438,601

(1)
Net loss per share is based on:

•
HighCape — weighted average number of shares of HighCape Class A and Class B common stock outstanding for the period from June 10, 2020 (date of inception) through December 31, 2020.

•
Quantum-Si — weighted average number of shares of Quantum-Si common stock outstanding for the year ended December 31, 2020.

•
Pro Forma — Common stock of the combined company expected to be outstanding at the close of the Business Combination.

COMPARATIVE HISTORICAL AND UNAUDITED PRO FORMA COMBINED PER SHARE FINANCIAL INFORMATION
The following tables set forth:
•
historical per share information of HighCape for the period from June 10, 2020 (inception) through December 31, 2020, with the balance sheet of HighCape as of December 31, 2020;

•
historical per share information of Quantum-Si for the year ended December 31, 2020 and for the year ended December 31, 2020; and

•
unaudited pro forma per share information of the combined company for the year ended December 31, 2020 after giving effect to the Business Combination, assuming two redemption scenarios as follows:

•
Assuming No Redemption:   This presentation assumes that public stockholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemption:   This presentation assumes that public stockholders exercise redemption rights with respect to 91.3% of the public shares. This scenario assumes that 10,500,000 public shares are redeemed for an aggregate redemption payment of approximately $105,001,965, including a pro rata portion of interest accrued on the Trust Account of $1,965. Maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition, consisting of Trust Account funds and PIPE proceeds, of $160,000,000 to be contributed at Closing of the Business Combination. Pursuant to the Sponsor Letter Agreement, Deerfield Partners, L.P. has agreed not to redeem 1,000,000 public shares in connection with the Business Combination.

The pro forma book value information reflects the Business Combination as if it had occurred on December 31, 2020. The weighted average shares outstanding and net earnings per share information reflect the Business Combination as if it had occurred on January 1, 2020.
This information is only a summary and should be read in conjunction with the historical financial statements of HighCape and Quantum-Si and related notes included elsewhere in this proxy statement/prospectus. The unaudited pro forma combined per share information of HighCape and Quantum-Si is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial statements and related notes included elsewhere in this proxy statement/prospectus.
The unaudited pro forma combined net loss per share information below does not purport to represent the net loss per share which would have occurred had the companies been combined during the periods presented, nor earnings per share for any future date or period. The unaudited pro forma combined book value per share information below does not purport to represent what the value of HighCape and Quantum-Si would have been had the companies been combined during the periods presented.
	Historical		Pro Forma
	HighCape	Quantum-Si	No redemption scenario	Maximum redemption scenario
As of December 31, 2020
Book value per share(1)	$3.02	$(23.68)	$3.98	$3.48
For the Year Ended December 31, 2020
Net income per share, Class A redeemable common stock – basic and diluted	$0.00	—	—	—
Net loss per share – basic and diluted(2)	$(1.16)	$(5.45)	$(0.54)	$(0.59)

(1)
Book value per share is calculated as total equity divided by:

•
HighCape Class A common stock outstanding as of December 31, 2020.

•
Quantum-Si common stock outstanding as of December 31, 2020.

•
Common stock of the combined company expected to be outstanding at the close of the Business Combination.

(2)
Net loss per common share is based on:

•
Weighted average number of shares of HighCape Class A and Class B common stock outstanding for the period from June 10, 2020 (date of inception) through December 31, 2020.

•
Weighted average number of shares of Quantum-Si common stock outstanding for the year ended December 31, 2020.

•
Common stock of the combined company expected to be outstanding at the close of the Business Combination.

MARKET PRICE, TICKER SYMBOL AND DIVIDEND INFORMATION
HighCape
Market Price and Ticker Symbol
HighCape’s units, Class A common stock and public warrants are currently listed on Nasdaq under the symbols “CAPAU,” “CAPA,” and “CAPAW,” respectively.
The closing price of the units, HighCape Class A common stock and public warrants on February 17, 2021, the last trading day before announcement of the execution of the Business Combination Agreement, was $10.92, $10.38 and $1.76, respectively. As of May 10, 2021, the record date for the Special Meeting, the closing price for each unit, Class A common stock and public warrant was $      , $      and $      , respectively.
Holders
As of December 31, 2020, there were two holders of record of our units, one holder of record of HighCape Class A common stock, four holders of record of HighCape Class B common stock and one holders of record of our public warrants. The number of holders of record does not include a substantially greater number of “street name” holders or beneficial holders whose units, HighCape Class A common stock and public warrants are held of record by banks, brokers and other financial institutions.
Dividend Policy
HighCape has not paid any cash dividends on HighCape common stock to date and does not intend to pay any cash dividends prior to the completion of the Business Combination. The payment of cash dividends in the future will be dependent upon New Quantum-Si’s revenue and earnings, if any, capital requirements and general financial condition subsequent to completion of the Business Combination. The payment of any cash dividends subsequent to the Business Combination will be within the discretion of New Quantum-Si’s board of directors at such time.
Quantum-Si
There is no public market for shares of Quantum-Si common stock.

RISK FACTORS
We have identified the following risks and uncertainties that may have a material adverse effect on our business, financial condition, results of operations or reputation. The risks described below are not the only risks we face. Additional risks not presently known to us or that we currently believe are not material may also significantly affect our business, financial condition, results of operations or reputation. Our business could be harmed by any of these risks. In assessing these risks, you should also refer to the other information contained in this proxy statement/prospectus, including our financial statements and related notes. References in the risks described below to “Quantum-Si” generally refer to Quantum-Si in the present tense or New Quantum-Si from and after the Business Combination.
Risks Related to Quantum-Si’s Financial Condition and Capital Requirements
Quantum-Si is an early-stage life sciences technology company with a history of net losses, which Quantum-Si expects to continue, and Quantum-Si may not be able to generate meaningful revenues or achieve and sustain profitability in the future.
Quantum-Si is an early-stage life sciences technology company, and has incurred significant losses since the company was formed in 2013, and expects to continue to incur losses in the future. Quantum-Si incurred net losses of $35.8 million and $36.6 million in 2019 and 2020, respectively. As of December 31, 2020, Quantum-Si had an accumulated deficit of $172.2 million. These losses and accumulated deficit were primarily due to the substantial investments made to develop and improve its technology. Over the next several years, Quantum-Si expects to continue to devote substantially all of its resources towards continuing development and future commercialization of its products and research and development efforts for additional products. These efforts may prove more costly than Quantum-Si currently anticipates. Quantum-Si has not generated any product revenue and may never generate revenue sufficient to offset its expenses, or at all. In addition, as a public company, Quantum-Si will incur significant legal, accounting, administrative, insurance and other expenses that it did not incur as a private company. Accordingly, we cannot assure you that Quantum-Si will achieve profitability in the future or that, if it does become profitable, will sustain profitability.
Quantum-Si has a limited operating history, which may make it difficult to evaluate the prospects for its future viability and predict its future performance. As such, you cannot rely upon Quantum-Si’s historical operating performance to make an investment or voting decision regarding Quantum-Si.
Quantum-Si has not commercialized any of its products and has not generated any revenue to date. Quantum-Si’s operations to date have been limited to developing its technology and products. Quantum-Si’s prospects must be considered in light of the uncertainties, risks, expenses, and difficulties frequently encountered by companies in their early stages of operations. Quantum-Si has not yet achieved market acceptance for its products, produced its products at scale, established a sales model, or conducted sales and marketing activities necessary for successful product commercialization. Consequently, predictions about Quantum-Si’s future success or viability are highly uncertain and may not be as accurate as they could be if Quantum-Si had a longer operating history or a company history of successfully developing and commercializing products.
In addition, as a business with a limited operating history, Quantum-Si may encounter unforeseen expenses, difficulties, complications, delays and other known and unknown obstacles. Quantum-Si will eventually need to transition from a company with a focus on research and development to a company capable of supporting commercial activities as well, and it may not be successful in such a transition. Quantum-Si has encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in emerging and rapidly changing industries. If Quantum-Si’s assumptions regarding these risks and uncertainties, which it uses to plan and operate its business, are incorrect or change, or if Quantum-Si does not address these risks successfully, its results of operations could differ materially from its expectations, and Quantum-Si’s business, financial condition and results of operations could be adversely affected.

Quantum-Si’s operating results may fluctuate significantly in the future, which makes its future operating results difficult to predict and could cause its operating results to fall below expectations or any guidance Quantum-Si may provide.
Quantum-Si’s quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict Quantum-Si’s future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of Quantum-Si’s control, including, but not limited to:
•
the timing and amount of expenditures that Quantum-Si may incur to develop, commercialize or acquire additional products and technologies or for other purposes, such as the expansion of its facilities;

•
changes in governmental funding of life sciences research and development or changes that impact budgets or budget cycles;

•
seasonal spending patterns of our customers;

•
the timing of when Quantum-Si recognizes any revenues;

•
future accounting pronouncements or changes in Quantum-Si’s accounting policies;

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the outcome of any future litigation or governmental investigations involving Quantum-Si, its industry or both;

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higher than anticipated service, replacement and warranty costs;

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the impact of the COVID-19 pandemic on the economy, investment in life sciences and research industries, our business operations, and resources and operations of Quantum-Si’s suppliers, distributors and potential customers; and

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general industry, economic and market conditions and other factors, including factors unrelated to Quantum-Si’s operating performance or the operating performance of its competitors.

The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in Quantum-Si’s quarterly and annual operating results. As a result, comparing Quantum-Si’s operating results on a period-to-period basis may not be meaningful.
This variability and unpredictability could also result in Quantum-Si failing to meet the expectations of industry or financial analysts or investors for any period. If Quantum-Si is unable to commercialize products or generate revenue, or if Quantum-Si’s operating results fall below the expectations of analysts or investors or below any guidance it may provide, or if the guidance it provides is below the expectations of analysts or investors, it could cause the market price of New Quantum-Si Class A common stock to decline.
Quantum-Si may need to raise additional capital to fund commercialization plans for its products, including manufacturing, sales and marketing activities, expand its investments in research, and development and commercialize new products and applications.
Quantum-Si’s operations have consumed substantial amounts of cash since inception. Quantum-Si expects to expend substantial additional amounts to commercialize its products and to develop new products. Quantum-Si expects to use the funds received in connection with the Business Combination to develop and commercialize its products, develop new products, and for working capital and general corporate purposes. Quantum-Si may require additional capital to develop and commercialize its products and to develop new products. In addition, Quantum-Si’s operating plans may change as a result of many factors that may currently be unknown to Quantum-Si, and Quantum-Si may need to seek additional funds sooner than planned.
Quantum-Si cannot guarantee that future financing will be available in sufficient amounts or on terms acceptable to Quantum-Si, if at all. Moreover, the terms of any future financing may adversely affect the holdings or the rights of New Quantum-Si’s stockholders and the issuance of additional securities, whether equity or debt, by New Quantum-Si, or the possibility of such issuance, may cause the market price of New Quantum-Si Class A common stock to decline. The incurrence of indebtedness could result in increased fixed payment obligations, and New Quantum-Si may be required to agree to certain restrictive covenants, such as limitations on its ability to incur additional debt, limitations on its ability to acquire, sell or license intellectual property rights and other operating restrictions that could adversely impact New Quantum-Si’s ability to conduct its business. New Quantum-Si could also be required to seek funds through arrangements with collaborative partners or otherwise at an earlier stage than otherwise would be desirable, and Quantum-Si may be required to relinquish rights to some of its technologies or products or otherwise agree to terms that are unfavorable to Quantum-Si, any of which may have a material adverse effect on Quantum-Si’s business, operating results and prospects. In addition, raising additional capital through the issuance of equity or convertible debt securities would cause dilution to holders of New Quantum-Si’s equity securities, and may affect the rights of then-existing holders of New Quantum-Si equity securities. Even if Quantum-Si believes that it has sufficient funds for its current or future operating plans, New Quantum-Si may seek additional capital if market conditions are favorable or if Quantum-Si has specific strategic considerations.
Quantum-Si has identified a material weakness in its internal control over financial reporting. If Quantum-Si’s remediation measures are ineffective, or if Quantum-Si experiences additional material weaknesses in the future or otherwise fails to maintain an effective system of internal controls in the future, Quantum-Si may not be able to report its financial condition or results of operations accurately or on a timely basis, which may adversely affect investor confidence in Quantum-Si and, as a result, the value of New Quantum-Si’s Class A common stock.
In connection with Quantum-Si’s financial statement close process for the years ended December 31, 2020 and 2019, Quantum-Si identified a material weakness in the design and operating effectiveness of its internal control over financial reporting. Quantum-Si has outsourced its accounting and financial reporting to 4Catalyzer and as of and during the years ended December 31, 2020 and 2019, did not have its own financing function or finance or accounting professionals that have the requisite experience or are in a position to appropriately perform the supervision and review of the information received from 4Catalyzer and assess its reasonableness and accuracy.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.
Quantum-Si’s management is in the process of developing a remediation plan, which includes, without limitation, the hiring of additional accounting and finance personnel with technical public company accounting and financial reporting experience. The material weakness will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded through testing that these controls are effective.
If not remediated, this material weakness could result in material misstatements to Quantum-Si’s annual or interim financial statements that might not be prevented or detected on a timely basis, or in delayed filing of required periodic reports. If Quantum-Si is unable to assert that its internal control over financing reporting is effective, or when required in the future, if Quantum-Si’s independent registered public accounting firm is unable to express an unqualified opinion as to the effectiveness of the internal control over financial reporting, investors may lose confidence in the accuracy and completeness of Quantum-Si’s financial reporting, the market price of the New Quantum-Si Class A common stock could be adversely affected and Quantum-Si could become subject to litigation or investigations by Nasdaq, the SEC, or other regulatory authorities, which could require additional financial and management resources.
Risks Related to Quantum-Si’s Business and Industry
Quantum-Si has not yet commercially launched its products, and Quantum-Si may not be able to successfully commercially launch its products as planned.
Quantum-Si has not yet commercially launched any products. Quantum-Si plans to follow a three phase launch plan for commercialization, which includes an early access limited release phase, an initial commercial launch phase, and a broad commercial availability phase. Quantum-Si has recently initiated the early access limited release phase of its commercial launch plan. Quantum-Si’s commercial launch plan may not progress as planned due to:

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the inability to establish the capabilities and value proposition of Quantum-Si’s products with key opinion leaders in a timely fashion;

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the potential need or desire to modify aspects of Quantum-Si’s products prior to entering into the second or third phases of its commercial launch plan;

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changing industry or market conditions, customer requirements or competitor offerings over the span of Quantum-Si’s commercial launch plan;

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delays in building out Quantum-Si’s sales, customer support and marketing organization as needed for each of the phases of its commercial launch plan; and

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delays in ramping up manufacturing, either internally or through Quantum-Si’s suppliers to meet the expected demand in each of the phases of its commercial launch plan.

To the extent Quantum-Si’s commercial launch plan is delayed or unsuccessful, its financial results will be adversely impacted.
Even if Quantum-Si commercially launches its products, Quantum-Si’s success depends on broad scientific and market acceptance, which Quantum-Si may fail to achieve.
Quantum-Si’s ability to achieve and maintain scientific and commercial market acceptance of its products will depend on a number of factors. Quantum-Si expects that its products will be subject to the market forces and adoption curves common to other new technologies. The market for proteomics and genomics technologies and products is in its early stages of development. If widespread adoption of Quantum-Si’s products takes longer than anticipated, Quantum-Si will continue to experience operating losses.
The success of life sciences products is due, in large part, to acceptance by the scientific community and their adoption of certain products in the applicable field of research. The life sciences scientific community is often led by a small number of early adopters and key opinion leaders who significantly influence the rest of the community through publications in peer-reviewed journals. In such journal publications, the researchers will describe not only their discoveries, but also the methods, and typically the products used, to fuel such discoveries. Mentions in peer-reviewed journal publications is a driver for the general acceptance of life sciences products, such as Quantum-Si’s products. During the early access limited release phase of its commercialization launch plan, Quantum-Si intends to collaborate with a small number of key opinion leaders who are highly skilled at evaluating novel technologies and whose feedback can help Quantum-Si solidify its commercialization plans and processes. Ensuring that early adopters and key opinion leaders publish research involving the use of Quantum-Si’s products during the early access limited release phase is critical to ensuring Quantum-Si’s products gain widespread scientific acceptance. In addition, continuing collaborative relationships with such key opinion leaders will be vital to maintaining any market acceptance Quantum-Si achieves. If too few researchers describe the use of Quantum-Si’s products, too many researchers shift to a competing product and publish research outlining their use of that product or too many researchers negatively describe the use of Quantum-Si’s products in publications, it may drive customers away from Quantum-Si’s products and it may delay Quantum-Si’s progression towards the broad commercial release phase of its commercialization plan.
Other factors in achieving commercial market acceptance, include:
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Quantum-Si’s ability to market and increase awareness of the capabilities of its products;

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the ability of Quantum-Si’s products to demonstrate comparable performance in intended use applications broadly in the hands of customers as achieved in the early access limited release phase of its commercialization plan;

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Quantum-Si’s potential customers’ willingness to adopt new products and workflows;

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Quantum-Si’s product’s ease of use and whether it reliably provides advantages over other alternative technologies;

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the rate of adoption of Quantum-Si’s products by academic institutions, laboratories, biopharmaceutical companies and others;

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the prices Quantum-Si charges for its products;

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Quantum-Si’s ability to develop new products and workflows and solutions for customers;

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if competitors develop and commercialize products that perform similar functions as Quantum-Si’s products; and

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the impact of Quantum-Si’s investments in product innovation and commercial growth.

Quantum-Si may not be successful in addressing each of these criteria or other criteria that might affect the market acceptance of any products it commercializes. If Quantum-Si is unsuccessful in achieving and maintaining market acceptance of its products, its business, financial condition and results of operations will be adversely affected.
If Quantum-Si is unable to establish sales and marketing capabilities, it may not be successful in commercializing its products.
Quantum-Si has limited experience as a company in sales and marketing and its ability to achieve profitability depends on Quantum-Si being able to attract customers for its products. Although members of Quantum-Si’s management team have considerable industry experience, in the future Quantum-Si will be required to expand its sales, marketing, distribution and customer service and support capabilities with the appropriate technical expertise prior to the broad commercial launch of its products. To perform sales, marketing, distribution, and customer service and support successfully, Quantum-Si will face a number of risks, including:
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Quantum-Si’s ability to attract, retain and manage the sales, marketing and customer service and support force necessary to commercialize and gain market acceptance for its technology;

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the time and cost of establishing a specialized sales, marketing and customer service and support force; and

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Quantum-Si’s sales, marketing and customer service and support force may be unable to initiate and execute successful commercialization activities.

Quantum-Si may seek to enlist one or more third parties to assist with sales, distribution and customer service and support globally or in certain regions of the world. There is no guarantee, if Quantum-Si does seek to enter into such arrangements, that Quantum-Si will be successful in attracting desirable sales and distribution partners or that Quantum-Si will be able to enter into such arrangements on favorable terms. If Quantum-Si’s sales and marketing efforts, or those of any third-party sales and distribution partners, are not successful, Quantum-Si’s products may not gain market acceptance, which could materially impact its business operations.
The size of the markets for Quantum-Si’s products may be smaller than estimated, and new market opportunities may not develop as quickly as it expects, or at all, limiting Quantum-Si’s ability to successfully sell its products.
The market for proteomics and genomics technologies and products is evolving, making it difficult to predict with any accuracy the size of the markets for Quantum-Si’s current and future products. Quantum-Si’s estimates of the total addressable market for its current and future products are based on a number of internal and third-party estimates and assumptions. In particular, Quantum-Si’s estimates are based on its expectations that researchers in the market for certain life sciences research tools and technologies will view Quantum-Si’s products as competitive alternatives to, or better options than, existing tools and technologies. Quantum-Si also expects researchers will recognize the ability of Quantum-Si’s products to complement, enhance and enable new applications of their current tools and technologies. Quantum-Si expects them to recognize the value proposition offered by its products, enough to purchase its products in addition to the tools and technologies they already own. Underlying each of these expectations are a number of estimates and assumptions that may be incorrect, including the assumptions that government or other sources of funding will continue to be available to life sciences researchers at times and in amounts necessary to allow them to purchase Quantum-Si’s products and that researchers have sufficient samples and an unmet need for performing proteomics studies at scale across thousands of samples. In addition, sales of new products into new market opportunities may take years to develop and mature and Quantum-Si cannot be certain that these market opportunities will develop as Quantum-Si expects. New life sciences technology may not be adopted until the consistency and accuracy of such technology, method or device has been proven. As a result, the sizes of the annual total addressable market for new markets and new products are even more difficult to predict. Quantum-Si’s products are innovative new products, and while Quantum-Si draws comparisons between the evolution and growth of the genomics and proteomics markets, the proteomics market may develop more slowly or differently. While Quantum-Si believes its assumptions and the data underlying its estimates of the total addressable market for its products are reasonable, these assumptions and estimates may not be correct and the conditions supporting Quantum-Si’s assumptions or estimates, or those underlying the third-party data it has used, may change at any time, thereby reducing the accuracy of Quantum-Si’s estimates. As a result, Quantum-Si’s estimates of the total addressable market for its products may be incorrect.
The COVID-19 pandemic and efforts to reduce its spread have adversely impacted, and are expected to continue to materially and adversely impact, Quantum-Si’s business and operations.
The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on Quantum-Si’s operations, particularly as a result of preventive and precautionary measures that Quantum-Si, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and Quantum-Si expects them to continue to impact, its personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay Quantum-Si’s receipt of instruments, components and supplies from the third parties it relies on to, among other things, produce its products. Quantum-Si’s suppliers have been impacted by the COVID-19 pandemic, and it has experienced supply delays for critical hardware, instrumentation and medical and testing supplies that it uses for product development, as these other components and supplies are otherwise diverted to COVID-19-related testing and other uses.
The COVID-19 pandemic has also had an adverse effect on Quantum-Si’s ability to attract, recruit, interview and hire at the pace Quantum-Si would typically expect to support its rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to Quantum-Si’s business and operations, such as additional workplace safety measures, Quantum-Si’s product development plans may be delayed, and Quantum-Si may incur further costs in bringing its business and operations into compliance with changing or new laws, regulations, and policies.
In addition, the development and commercialization of Quantum-Si’s products could be adversely affected by reductions in capacity or shutdowns of laboratories and other institutions as well as other impacts stemming from the COVID-19 pandemic, such as reduced or delayed spending on instruments or consumables as a result of such shutdowns and delays before re-opened laboratories and institutions resume previous levels of research activities that require new purchases of Quantum-Si’s instruments or consumables; as well as decreases in government funding of research and development; and changes in the amount of funds allocated to different areas of research, that have the effect of increasing the length of the funding process or the impact of the COVID-19 pandemic on Quantum-Si’s potential customers and their funding sources.
If Quantum-Si does not sustain or successfully manage its anticipated growth, Quantum-Si’s business and prospects will be harmed.
Quantum-Si’s anticipated growth will place significant strains on its management, operational and manufacturing systems and processes, sales and marketing team, financial systems and internal controls and other aspects of its business. As of May 1, 2021, Quantum-Si had 97 employees. Quantum-Si expects that it will need to hire additional accounting, finance and other personnel in connection with its becoming, and its efforts to comply with the requirements of being, a public company. Once public, Quantum-Si’s management and other personnel will need to devote a substantial amount of time towards maintaining compliance with these requirements and effectively manage these growth activities. Quantum-Si may face challenges integrating, developing and motivating its rapidly growing employee base. To effectively manage its growth, Quantum-Si must continue to improve its operational and manufacturing systems and processes, its financial systems and internal controls and other aspects of its business and continue to effectively expand, train and manage its personnel. If Quantum-Si does not successfully manage its anticipated growth, its business, results of operations, financial condition and prospects will be harmed.
Quantum-Si depends on its key personnel and other highly qualified personnel, and if Quantum-Si is unable to recruit, train and retain its personnel, Quantum-Si may not achieve its goals.
Quantum-Si’s future success depends upon its ability to recruit, train, retain and motivate key personnel, including its senior management team, as well as its research and development team and manufacturing and sales and marketing personnel. Quantum-Si’s senior management team, including Jonathan M. Rothberg, Ph.D., our Executive Chairman; John Stark, our Chief Executive Officer; Claudia Drayton, our Chief Financial Officer; Michael P. McKenna, Ph.D., our President and Chief Operating Officer, Matthew Dyer, Ph.D., our Chief Business Officer, and Christian LaPointe, Ph.D., our General Counsel, is critical to our vision, strategic direction, product development and commercialization efforts. The departure of one or more of Quantum-Si’s executive officers, senior management team members, or other key employees could be disruptive to its business until it is able to hire qualified successors. Quantum-Si does not maintain “key man” life insurance on its senior management team.
Quantum-Si’s continued growth and ability to successfully transition from a company primarily focused on development to commercialization depends, in part, on attracting, retaining and motivating qualified personnel, including highly-trained sales personnel with the necessary scientific background and ability to understand Quantum-Si’s products and systems at a technical level to effectively identify and sell to potential new customers. New hires require significant training and, in most cases, take significant time before they achieve full productivity. Quantum-Si’s failure to successfully integrate these key personnel into its business could adversely affect Quantum-Si’s business. In addition, competition for qualified personnel is intense. Quantum-Si competes for qualified scientific and information technology personnel with other life science and information technology companies as well as academic institutions and research institutions. Some of Quantum-Si’s scientific personnel are qualified foreign nationals whose ability to live and work in the United States is contingent upon the continued availability of appropriate visas. Due to the competition for qualified personnel in Quantum-Si’s industry, Quantum-Si may continue to utilize foreign nationals to fill part of its recruiting needs. As a result, changes to United States immigration policies could restrain the flow of technical and professional talent into the United States and may inhibit Quantum-Si’s ability to hire qualified personnel.
Quantum-Si does not maintain fixed term employment contracts with any of its employees. As a result, Quantum-Si’s employees could leave the company with little or no prior notice and may be free to work for a competitor. Due to the complex and technical nature of Quantum-Si’s products and technology and the dynamic market in which Quantum-Si competes, any failure to attract, train, retain and motivate qualified personnel could materially harm its business, results of operations, financial condition and prospects.
Quantum-Si expects to be dependent upon revenue generated from the sales of its initial products from the time they are commercialized through the foreseeable future.
While Quantum-Si has initiated the early access limited release phase of its commercialization plan, which it expects to continue in 2021, Quantum-Si does not expect to have broad commercial availability for its products, for research use only, until 2022. If Quantum-Si is able to successfully commercialize its products, Quantum-Si expects that it will generate substantially all of its revenue from the sale of its instruments and consumables. There can be no assurance that Quantum-Si will be able to successfully commercialize its products, design other products that will meet the expectations of its customers or that any of its future products will become commercially viable. As technologies change in the future for life sciences research tools in general and in proteomics and genomics technologies specifically, Quantum-Si will be expected to upgrade or adapt its products in order to keep up with the latest technology. To date, Quantum-Si has limited experience simultaneously designing, testing, manufacturing and selling products and there can be no assurance it will be able to do so. Quantum-Si’s sales expectations are based in part on the assumption that its products will increase study sizes for our future customers and their associated purchases of its consumables. If sales of Quantum-Si’s instruments fail to materialize, so will the related consumable sales and associated revenue.

In Quantum-Si’s development and commercialization plans for its products, Quantum-Si may forego other opportunities that may provide greater revenue or be more profitable. If Quantum-Si’s research and product development efforts do not result in commercially viable products within the anticipated timelines, or at all, Quantum-Si’s business and results of operations will be adversely affected. Any delay or failure by Quantum-Si to develop and release its products or product enhancements would have a substantial adverse effect on its business and results of operations.
Quantum-Si’s business will depend significantly on research and development spending by academic institutions and other research institutions, and any reduction in spending could limit demand for its products and adversely affect its business, results of operations, financial condition and prospects.
Quantum-Si expects that substantially all of its sales revenue in the near term will be generated from sales of “RUO” or research use only, protein sequencing products to academic institutions and other research institutions. Much of these customers’ funding will be, in turn, provided by various state, federal and international government agencies. As a result, the demand for Quantum-Si’s products will depend upon the research and development budgets of these customers, which are impacted by factors beyond its control, such as:
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decreases in government funding of research and development;

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changes to programs that provide funding to research laboratories and institutions, including changes in the amount of funds allocated to different areas of research or changes that have the effect of increasing the length of the funding process;

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macroeconomic conditions and the political climate;

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potential changes in the regulatory environment;

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differences in budgetary cycles, especially government- or grant-funded customers, whose cycles often coincide with government fiscal year ends;

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competitor product offerings or pricing;

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market-driven pressures to consolidate operations and reduce costs; and

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market acceptance of relatively new technologies.

In addition, various state, federal and international agencies that provide grants and other funding may be subject to stringent budgetary constraints that could result in spending reductions, reduced grant making, reduced allocations or budget cutbacks, which could jeopardize the ability of these customers, or the customers to whom they provide funding, to purchase Quantum-Si’s products. A decrease in the amount of, or delay in the approval of, appropriations to NIH or other similar U.S. or international organizations, such as the Medical Research Council in the United Kingdom, could result in fewer grants benefiting life sciences research. These reductions or delays could also result in a decrease in the aggregate amount of grants awarded for life sciences research or the redirection of existing funding to other projects or priorities, any of which in turn could cause Quantum-Si’s potential customers to reduce or delay purchases of its products.
If Quantum-Si uses biological and hazardous materials in a manner that causes injury or violates laws or regulations, it could be liable for damages or subject to enforcement actions.
Quantum-Si’s research and product development activities currently require the controlled use of potentially harmful biological and hazardous materials and chemicals. Quantum-Si cannot eliminate the risk of accidental contamination or injury to employees or third parties from the use, storage, handling or disposal of these materials. In the event of contamination or injury, Quantum-Si could be held liable for any resulting damages, and any liability could exceed our resources or any applicable insurance coverage it may have. Additionally, Quantum-Si is subject to, on an ongoing basis, federal, state, and local laws and regulations governing the use, storage, handling, and disposal of these materials and specified waste products. Quantum-Si generally uses third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials that it may use during its research. The cost of compliance with these laws and regulations may become significant and could have a material adverse effect on Quantum-Si’sour financial condition, results of operations and cash flows.

Quantum-Si relies on a small number of contract manufacturers to manufacture and supply its instruments. If these manufacturers should fail or not perform satisfactorily, Quantum-Si’s ability to commercialize and supply its instruments would be adversely affected.
Quantum-Si relies on a small number of contract manufacturers to manufacture and supply its instruments. Since Quantum-Si’s contracts with these manufacturers do not commit them to carry inventory or make available any particular quantities, these manufacturers may give other customers’ needs higher priority than Quantum-Si’s, and Quantum-Si may not be able to obtain adequate supplies in a timely manner or on commercially reasonable terms. Further, if these manufacturers are unable to obtain critical components used in Quantum-Si’s instruments or supply our instruments on the timelines Quantum-Si requires, our business and commercialization efforts would be harmed.
In the event it becomes necessary to utilize a different contract manufacturer for Quantum-Si’s products, Quantum-Si would experience additional costs, delays and difficulties in doing so as a result of identifying and entering into an agreement with a new manufacturer as well as preparing such new manufacturer to meet the logistical requirements associated with manufacturing its instruments, and its business would suffer. In addition, once Quantum-Si’s products become regulated by the FDA as medical devices, Quantum-Si will need to contract with FDA-registered device establishments that are able to comply with current Good Manufacturing Practice requirements that are set forth in the Quality System Regulation (“QSR”), unless explicitly exempted by regulation.
In addition, certain of the components used in Quantum-Si’s instruments are sourced from limited or sole suppliers. If Quantum-Si were to lose such suppliers, there can be no assurance that it will be able to identify or enter into agreements with alternative suppliers on a timely basis on acceptable terms, if at all. An interruption in Quantum-Si’s ability to sell and deliver instruments to customers could occur if it encounters delays or difficulties in securing these components, or if the quality of the components supplied do not meet specifications, or if it cannot then obtain an acceptable substitute. Quantum-Si’s suppliers have also been impacted by the COVID-19 pandemic, and Quantum-Si has experienced supply delays for critical hardware and instrumentation as a result. If any of these events occur, its business, results of operations, financial condition and prospects could be harmed.
If Quantum-Si does not successfully develop and deploy its Quantum-Si Cloud™ software service, Quantum-Si’s commercialization efforts and therefore business and results of operations could suffer.
The success of Quantum-Si’s products depends, in part, on its ability to design and deploy its Quantum-Si Cloud™ software service in a manner that enables the integration with potential customers’ systems and accommodates potential customers’ needs. Without Quantum-Si’s software, the depth of the analysis provided for data generated by Quantum-Si’s system could be limited and utilization of its products could be hindered.
Quantum-Si has and will continue to spend significant amounts of effort developing its software, and potential enhanced versions over time, to meet its potential customers’ evolving needs. There is no assurance that the development or deployment of Quantum-Si’s software, or any potential enhancements, will be compelling to our customers. In addition, Quantum-Si may experience delays in its release dates of its software, and there can be no assurance that its software will be released according to schedule. If Quantum-Si’s software development and deployment plan does not accurately anticipate customer demands or if Quantum-Si fails to develop its software in a manner that satisfies customer preferences in a timely and cost-effective manner, Quantum-Si’s products may fail to gain market acceptance.
If Quantum-Si commercializes its products outside of the United States, Quantum-Si’s international business could expose it to business, regulatory, political, operational, financial, and economic risks associated with doing business outside of the United States.
Engaging in international business inherently involves a number of difficulties and risks, including:
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required compliance with existing and changing foreign regulatory requirements and laws that are or may be applicable to Quantum-Si’s business in the future, such as the European Union’s General Data Protection Regulation (‘‘GDPR’’) and other data privacy requirements, labor and employment regulations, anti-competition regulations, the U.K. Bribery Act of 2010 and other anti-corruption laws, regulations relating to the use of certain hazardous substances or chemicals in commercial products, and require the collection, reuse, and recycling of waste from products Quantum-Si manufactures;
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required compliance with U.S. laws such as the Foreign Corrupt Practices Act, and other U.S. federal laws and regulations established by the Office of Foreign Assets Control of the U.S. Department of the Treasury;

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export requirements and import or trade restrictions;

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laws and business practices favoring local companies;

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foreign currency exchange, longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;

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changes in social, economic, and political conditions or in laws, regulations and policies governing foreign trade, manufacturing, research and development, and investment both domestically as well as in the other countries and jurisdictions in which Quantum-Si operates and into which it may sell its products including as a result of the separation of the United Kingdom from the European Union (‘‘Brexit’’);

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potentially adverse tax consequences, tariffs, customs charges, bureaucratic requirements, and other trade barriers;

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difficulties and costs of staffing and managing foreign operations; and

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difficulties protecting, maintaining, enforcing or procuring intellectual property rights.

If one or more of these risks occurs, it could require Quantum-Si to dedicate significant resources to remedy such occurrence, and if Quantum-Si is unsuccessful in finding a solution, its financial results will suffer.
Quantum-Si has limited experience producing and supplying its products, and Quantum-Si may be unable to consistently manufacture or source its instruments and consumables to the necessary specifications or in quantities necessary to meet demand on a timely basis and at acceptable performance and cost levels.
Quantum-Si’s products provide an end-to-end solution with many different components that work together. As such, a quality defect in a single component can compromise the performance of the entire solution. In order to successfully generate revenue from its products, Quantum-Si needs to supply its customers with products that meet their expectations for quality and functionality in accordance with established specifications on a timely basis. Quantum-Si’s instruments are manufactured by a third-party contract manufacturer at its facility using complex processes, sophisticated equipment and strict adherence to specifications and quality systems procedures. Given the complexity of Quantum-Si’s devices, individual units may occasionally require additional installation and service time prior to becoming available for customer use.
Quantum-Si leverages third-parties for the production of its kits. Quantum-Si procures certain components of its consumables from third-party manufacturers, which includes the commonly-available raw materials needed for manufacturing its proprietary kits. These manufacturing processes are complex. As Quantum-Si moves towards commercial scale formulation and manufacturing of its kits, if it is not able to repeatedly produce its kits at commercial scale or source them from third-party suppliers, or encounter unexpected difficulties in packaging its consumables, its business will be adversely impacted.
Likewise, Quantum-Si leverages third-parties for the production and packaging of its chips. These manufacturing processes are complex. As Quantum-Si moves towards commercial scale and manufacturing of its chips, if it is not able to repeatedly produce its chips at commercial scale, or encounters unexpected difficulties in packaging its chips, its business will be adversely impacted.
As Quantum-Si continues to scale commercially and develop new products, and as its products incorporate increasingly sophisticated technology, it will be increasingly difficult to ensure Quantum-Si’s products are produced in the necessary quantities without sacrificing quality. There is no assurance that

Quantum-Si or its third-party manufacturers will be able to continue to manufacture its instruments so that it consistently achieves the product specifications and produces results with acceptable quality. Quantum-Si’s kits, chips, and other consumables have a limited shelf life, after which their performance is not ensured. Quantum-Si has not completed accelerated stability testing for its consumables. Shipment of consumables that effectively expire early or shipment of defective instruments or consumables to customers may result in recalls and warranty replacements, which would increase Quantum-Si’s costs, and depending upon current inventory levels and the availability and lead time for additional inventory, could lead to availability issues. Any future design issues, unforeseen manufacturing problems, such as contamination of Quantum-Si’s or its manufacturers’ facilities, equipment malfunctions, aging components, quality issues with components and materials sourced from third-party suppliers, or failures to strictly follow procedures or meet specifications, may have a material adverse effect on its brand, business, results of operations and financial condition and could result in Quantum-Si or its third-party manufacturers losing International Organization for Standardization (ISO) quality management certifications. If Quantum-Si’s third-party manufacturers fail to maintain ISO quality management certifications, customers might choose not to purchase products from Quantum-Si.
In addition, as Quantum-Si commercializes its Quantum-Si Cloud™ software service, it will also need to make corresponding improvements to other operational functions, such as its customer support, service and billing systems, compliance programs and its internal quality assurance programs. As Quantum-Si develops additional products, it may need to bring new equipment on-line, implement new systems, technology, controls and procedures and hire personnel with different qualifications.
An inability to manufacture products and components that consistently meet specifications, in necessary quantities, at commercially acceptable costs and without significant delays, may have a material adverse effect on Quantum-Si’s business, results of operations, financial condition and prospects.
Quantum-Si’s products could have defects or errors, which may give rise to claims against Quantum-Si and adversely affect its business, financial condition, and results of operations.
Quantum-Si’s products utilize novel and complex technology and may develop or contain undetected defects or errors. Material performance problems, defects, or errors may arise, and as Quantum-Si commercializes its products, these risks may increase. Quantum-Si expects to provide warranties that its products will meet performance expectations and will be free from defects. The costs incurred in correcting any defects or errors may be substantial and could adversely affect its operating margins.
In manufacturing its products, Quantum-Si depends upon third parties for the supply of its instruments and various components, many of which require a significant degree of technical expertise to produce. If its suppliers fail to produce its products and components to specification or provide defective products to Quantum-Si and its quality control tests and procedures fail to detect such errors or defects, or if Quantum-Si or its suppliers use defective materials or workmanship in the manufacturing process, the reliability and performance of Quantum-Si’s products will be compromised.
If Quantum-Si’s products contain defects, it may experience:
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a failure to achieve market acceptance for its products or expansion of its product sales;

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loss of customer orders and delay in order fulfillment;

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damage to Quantum-Si’s brand reputation;

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increased warranty and customer service and support costs due to product repair or replacement;

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product recalls or replacements;

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inability to attract new customers;

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diversion of resources from our manufacturing and research and development departments into Quantum-Si’s service department; and

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legal claims against Quantum-Si, including product liability claims, which could be costly and time consuming to defend and result in substantial damages.

The life sciences technology market is highly competitive. If Quantum-Si fails to compete effectively, its business and results of operation will suffer.
Quantum-Si faces significant competition in the life sciences technology market. Quantum-Si currently competes with life sciences technology and the diagnostic companies that are supplying components, products and services that serve customers engaged in proteomics analysis. These companies include Agilent Technologies, Bio-Rad Laboratories, Danaher, Luminex, Merck (and its subsidiary MilliporeSigma) and Thermo Fisher Scientific. Quantum-Si also competes with a number of emerging growth companies that have developed, or are developing, proteomic products and solutions, such as Nautilus Biotechnology, Olink Proteomics, Quanterix, Seer and SomaLogic.
Some of Quantum-Si’s current competitors are large publicly-traded companies, or are divisions of large publicly-traded companies, and may enjoy a number of competitive advantages over us, including:
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greater name and brand recognition;

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greater financial and human resources;

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broader product lines;

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larger sales forces and more established distributor networks;

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substantial intellectual property portfolios;

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larger and more established customer bases and relationships; and

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better established, larger scale and lower cost manufacturing capabilities.

Quantum-Si also faces competition from researchers developing their own products. The area in which Quantum-Si competes involves rapid innovation and some of its customers have in the past, and more may in the future, elect to create their own assays rather than rely on a third-party supplier such as Quantum-Si. This is particularly true for the largest research centers and laboratories that are continually testing and trying new technologies, whether from a third-party vendor or developed internally. Quantum-Si will also compete for the resources our customers allocate for purchasing a wide range of products used to analyze the proteome, some of which may be additive to or complementary with its own but not directly competitive.
Quantum-Si’s products may not compete favorably and Quantum-Si may not be successful in the face of increasing competition from products and technologies introduced by its existing or future competitors, companies entering its markets or developed by its customers internally. In addition, Quantum-Si’s competitors may have or may develop products or technologies that currently or in the future will enable them to produce competitive products with greater capabilities or at lower costs than Quantum-Si’s or that are able to run comparable experiments at a lower total experiment cost. Any failure to compete effectively could materially and adversely affect Quantum-Si’s business, financial condition and operating results.
Following the Closing, Quantum-Si will be party to Technology and Services Exchange Agreements by and among Quantum-Si and certain affiliated companies, pursuant to which the parties will agree to share personnel and certain non-core technologies. The sharing arrangements under the agreement may prevent Quantum-Si from fully utilizing its personnel and/or the technologies shared under the agreement. Furthermore, if these agreements were to terminate, or if Quantum-Si were to lose access to these technologies and services, Quantum-Si’s business could be adversely affected.
Quantum-Si has entered into Technology and Services Exchange Agreements (the “TSEAs”) by and among Quantum-Si and other participant companies controlled by the Rothbergs, consisting of Butterfly Network, Inc., AI Therapeutics, Inc., Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Services, Inc. and Detect, Inc. The TSEA with Butterfly Network, Inc. was signed in November 2020, and the TSEA with the remaining participant companies was signed in February 2021 and will become effective upon the Closing. Under the TSEAs, Quantum-Si and the other participant companies may, in their discretion, permit the use of certain non-core technologies, which include any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, with the other participant companies. The TSEAs provide that ownership of each non-core technology shared by Quantum-Si or another participant company will remain with the company that originally shared the non-core technology. In addition, any participant company (including Quantum-Si) may, in its discretion, permit its personnel to be engaged by another participant company to perform professional, technical or consulting services for such participant. Unless otherwise agreed to by Quantum-Si and the other participant company, all rights, title and interest in and to any inventions, works-of-authorship, idea, data or know-how invented, made, created or developed by the personnel (employees, contractors or consultants) in the course of conducting services for a participant company (“Created IP”) will be owned by the participant company for which the work was performed, and the recipient participant company grants to the party that had its personnel provide the services that resulted in the creation of the Created IP a royalty-free, perpetual, limited, worldwide, non-exclusive, sub-licensable (and with respect to software, sub-licensable in object code only) license to utilize the Created IP only in the core business field of the originating participant company, including a license to create and use derivative works based on the Created IP in the originating participant’s core business field, subject to any agreed upon restrictions.
The technology and personnel-sharing arrangements under the TSEAs may prevent Quantum-Si from fully utilizing its personnel if such personnel are also being used by the other participant companies and may also cause Quantum-Si personnel to enter into agreements with or provide services to other companies that interfere with their obligations to Quantum-Si. Created IP under the TSEAs may be relevant to Quantum-Si’s business and created by Quantum-Si personnel but owned by the other participant companies. Furthermore, if the TSEAs were to terminate, or if Quantum-Si were to lose access to the technologies and services available pursuant to the TSEAs, Quantum-Si’s business could be adversely affected.
Quantum-Si may acquire other companies or technologies, which could divert its management’s attention, result in additional dilution to New Quantum-Si’s stockholders and otherwise disrupt its operations and harm its operating results.
Quantum-Si may in the future seek to acquire or invest in businesses, applications or technologies that it believes could complement or expand its existing or future products, enhance its technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause Quantum-Si to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. Quantum-Si may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.
To date, the growth of Quantum-Si’s operations has been organic, and Quantum-Si has limited experience in acquiring other businesses or technologies. Quantum-Si may not be able to successfully integrate acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of its available cash, or the incurrence of debt, which could harm Quantum-Si’s operating results. In addition, if an acquired business fails to meet Quantum-Si’s expectations, its operating results, business and financial condition may suffer.
Quantum-Si may seek to enter into strategic collaborations and licensing arrangements with third parties, but Quantum-Si may not be successful in establishing or maintaining such arrangements.
Quantum-Si may seek to enter into strategic collaborations and licensing agreements with third parties to develop products based on its Time-DomainTM Sequencing technology, such as the creation and identification of content and development of new applications. However, there is no assurance that it will be successful in doing so. Establishing collaborations and licensing arrangements is difficult and time-consuming, and discussions may not lead to collaborations or licenses on favorable terms, if at all. Even if Quantum-Si establishes such relationships, if its partners do not prioritize and commit sufficient resources to develop and sell products, they may never result in the successful development or commercialization of products.
Quantum-Si’s ability to use net operating losses to offset future taxable income may be subject to certain limitations.
As of December 31, 2020, Quantum-Si had federal net operating loss carryforwards (“NOLs”), to offset future taxable income of approximately $158.2 million, of which $65.5 million will expire at various dates through 2037 if not utilized. A lack of future taxable income would adversely affect Quantum-Si’s ability to utilize these NOLs. In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset post-change taxable income. For these purposes, an ownership change generally occurs where the equity ownership of one or more stockholders or groups of stockholders who owns at least 5% of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three-year period (calculated on a rolling basis). Quantum-Si has commenced a Section 382 analysis to determine whether an ownership change has occurred. Based on its preliminary analysis, Quantum-Si believes that it did not experience an ownership change during the period of its inception of June 24, 2013 through December 31, 2020 and its net operating loss and tax credit carryforwards as of December 31, 2020 are not subject to a Section 382 limitation. Quantum-Si may undergo an ownership change in connection with the Business Combination resulting in a Section 382 limitation. In addition, if future equity offerings or acquisitions that have an equity component of the purchase price result in an ownership change, a Section 382 limitation could be imposed. Any limitation may result in the expiration of a portion of the federal net operating loss or research and development credit carryforwards before utilization, which would reduce Quantum-Si’s gross deferred tax assets and corresponding valuation allowance. Quantum-Si has recorded a full valuation allowance related to its NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.
In addition to the limitations discussed above under Sections 382 of the Code, the utilization of NOLs incurred in taxable years beginning after December 31, 2017, are subject to limitations adopted by the Tax Cuts and Jobs Act (the “TCJA”), as modified by the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). Under the TCJA, in general, NOLs generated in taxable years beginning after December 31, 2017 may offset no more than 80 percent of such year’s taxable income and there is no ability for such NOLs to be carried back to a prior taxable year. The CARES Act modifies the TCJA with respect to the TCJA’s limitation on the deduction of NOLs and provides that NOLs arising in taxable years beginning after December 31, 2017 and before January 1, 2021, may be carried back to each of the five taxable years preceding the tax year of such loss, but NOLs arising in taxable years beginning after December 31, 2020 may not be carried back. In addition, the CARES Act eliminates the limitation on the deduction of NOLs to 80 percent of current year taxable income for taxable years beginning before January 1, 2021. As a result of such limitation, we may be required to pay federal income tax in some future year notwithstanding that we have a net loss for all years in the aggregate.
If Quantum-Si’s facilities or its third-party manufacturers’ facilities become unavailable or inoperable, its research and development program and commercialization launch plan could be adversely impacted and manufacturing of its instruments and consumables could be interrupted.
Quantum-Si’s Guilford, Connecticut, facilities house its corporate, research and development and quality assurance teams. Quantum-Si’s instruments are manufactured at its third-party manufacturer’s facilities in the United States and internationally, and its consumables are manufactured at various locations in the United States and internationally.
Quantum-Si’s facilities in Guilford and those of its third-party manufacturers are vulnerable to natural disasters, public health crises, including the impact of the COVID-19 pandemic, and catastrophic events. If any disaster, public health crisis or catastrophic event were to occur, Quantum-Si’s ability to operate its business would be seriously, or potentially completely, impaired. If Quantum-Si’s facilities or its third-party manufacturer’s facilities become unavailable for any reason, Quantum-Si cannot provide assurances that it will be able to secure alternative manufacturing facilities with the necessary capabilities and equipment on acceptable terms, if at all. Quantum-Si may encounter particular difficulties in replacing its headquarters given the specialized equipment housed within it. The inability to manufacture our instruments or consumables, combined with limited inventory of manufactured instruments and consumables, may result in the loss of future customers or harm Quantum-Si’s reputation, and Quantum-Si may be unable to re-establish relationships with those customers in the future.
If Quantum-Si’s research and development program or commercialization program were disrupted by a disaster or catastrophe, the launch of new products and the timing of improvements to its products could be significantly delayed and could adversely impact its ability to compete with other available products and solutions. If Quantum-Si’s or its third-party manufacturer’s capabilities are impaired, Quantum-Si may not be able to manufacture and ship its products in a timely manner, which would adversely impact its business. Although Quantum-Si possesses insurance for damage to its property and the disruption of its business, this insurance may not be sufficient to cover all of its potential losses and may not continue to be available to Quantum-Si on acceptable terms, or at all.
If Quantum-Si experiences a significant disruption in its information technology systems or breaches of data security, its business could be adversely affected.
Quantum-Si relies, and will continue to rely on, information technology systems to keep financial and employment records, facilitate its research and development initiatives, manage its manufacturing operations, maintain quality control, fulfill customer orders, maintain corporate records, communicate with staff and external parties and operate other critical functions. Quantum-Si’s information technology systems and those of its vendors and partners are potentially vulnerable to disruption due to breakdown, malicious intrusion and computer viruses or other disruptive events, including, but not limited to, natural disasters and catastrophes. Cyberattacks and other malicious internet-based activity continue to increase and cloud-based platform providers of services have been and are expected to continue to be targeted, especially in the health care industry. Methods of attacks on information technology systems and data security breaches change frequently, are increasingly complex and sophisticated, including social engineering and phishing scams, and can originate from a wide variety of sources. In addition to traditional computer “hackers,” malicious code, such as viruses and worms, employee theft or misuse, denial-of-service attacks and sophisticated nation-state and nation-state supported actors present a constant threat, including advanced persistent threat intrusions. Despite Quantum-Si’s efforts to create security barriers to such threats, it is virtually impossible for it to entirely mitigate these risks. In August 2020, Quantum-Si discovered ransomware on a Quantum-Si server along with a ransom note seeking 50 bitcoin or approximately $500,000, to restore various files encrypted by the intruder. Quantum-Si also discovered that its Amazon Web Services account had been breached. Quantum-Si engaged third party forensics experts and outside counsel for incident response. The ensuing investigation revealed that the attack resulted from an internal developer’s use of a common tool for remote access. The attack compromised several computers in the Quantum-Si network. Quantum-Si’s investigation found evidence of snooping within the Quantum-Si network, but concluded that no data was exfiltrated and Quantum-Si did not pay ransom to the attacker because the documents that were encrypted by the attacker were sufficiently backed up. The investigation further confirmed that no Quantum-Si employee data or other personal information was accessed so the incident did not prompt regulatory or breach notification requirements. Quantum-Si implemented a number of security enhancements as the incident unfolded and continues to implement short and long term security enhancements to further secure its network. However, Quantum-Si has not finalized its information technology and data security procedures and therefore, its information technology systems may be more susceptible to cybersecurity attacks than if such security procedures were finalized. Despite any of Quantum-Si’s current or future efforts to protect against cybersecurity attacks and data security breaches, there is no guarantee that its efforts are adequate to safeguard against all such attacks and breaches. Moreover, it is possible that Quantum-Si may not be able to anticipate, detect, appropriately react and respond to, or implement effective preventative measures against, all cybersecurity incidents.
If Quantum-Si’s security measures, or those of its vendors and partners, are compromised due to any cybersecurity attacks or data security breaches, including as a result of third-party action, employee or customer error, malfeasance, stolen or fraudulently obtained log-in credentials or otherwise, Quantum-Si’s reputation could be damaged, its business and reputation may be harmed, it could become subject to litigation and it could incur significant expense, liability and reputational harm. If Quantum-Si were to experience a prolonged system disruption in its information technology systems or those of certain of its vendors and partners, it could negatively impact Quantum-Si’s ability to serve its customers, which could adversely impact its business, financial condition, results of operations and prospects. If operations at Quantum-Si’s facilities were disrupted, it may cause a material disruption in its business if Quantum-Si is not capable of restoring functionality on an acceptable timeframe. In addition, data security breaches could lead to the loss of trade secrets or other intellectual property, or could lead to the exposure of personal information, including sensitive personal information, of its employees, customers and others, any of which could have a material adverse effect on its business, reputation, financial condition and results of operations.

In addition, data breaches could result in legal claims or proceedings, including class action lawsuits, regulatory investigations or actions, and other types of liability under laws that protect the privacy and security of personal information, including federal, state and foreign data protection and privacy regulations, violations of which could result in significant penalties and fines. In addition, although Quantum-Si seeks to detect and investigate all data security incidents, threat actors have become increasingly proficient at operating undetected within an information system, making security breaches and other incidents of unauthorized access to our information technology systems and data difficult to detect and any delay in identifying such breaches or incidents may lead to increased harm and legal exposure of the type described above. Moreover, there could be public announcements regarding any cybersecurity incidents and any steps Quantum-Si takes to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could, among other things, have a material adverse effect on the price of New Quantum-Si Class A common stock.
The cost of protecting against, investigating, mitigating and responding to potential breaches of information technology systems and data security breaches and complying with applicable breach notification obligations to individuals, regulators, partners and others can be significant. As cybersecurity incidents and regulatory requirements continue to evolve, Quantum-Si may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any information security vulnerabilities. The inability to implement, maintain and upgrade adequate safeguards could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects. While Quantum-Si currently maintains cybersecurity insurance, its insurance policies may not be adequate to compensate it for the potential costs and other losses arising from such disruptions, failures or security breaches. In addition, such insurance may not be available to Quantum-Si in the future on economically reasonable terms, or at all, and it is possible that an insurer may deny coverage as to any future claim. The successful assertion of one or more large claims against Quantum-Si that exceed available insurance coverage, or the occurrence of changes in Quantum-Si’s insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could have a material adverse effect on its business, financial condition, results of operations and prospects.
We could become subject to various litigation claims and legal proceedings.
We, as well as certain of our directors and officers, may become subject to claims or lawsuits during the ordinary course of business. If any such claim or lawsuit was brought, regardless of the outcome, such claim or lawsuit could result in significant legal fees and expenses and could divert management’s time and other resources. If any such claims or lawsuits are successfully asserted against us, we could be liable for damages and be required to alter or cease certain of our business practices. Any of these outcomes could cause our business, financial performance and cash position to be negatively impacted.
Risks Related to Government Regulation
If Quantum-Si elects to label and promote any of its products as clinical diagnostics or medical devices, it would be required to obtain prior marketing authorization from the FDA, which would take significant time and expense and could fail to result in FDA marketing authorization of the device for the intended use or uses Quantum-Si believes are commercially attractive.
Quantum-Si’s protein sequencing products are currently labeled and promoted, and are, and in the near-future will be, sold primarily to academic and research institutions and research companies as research use only (“RUO”) products. They are not currently designed, or intended to be used, for clinical diagnostic purposes or as medical devices. If Quantum-Si elects to label and market its products for use as, or in the performance of, clinical diagnostics in the United States, thereby subjecting them to U.S. Food and Drug Administration (“FDA”) regulation as medical devices, it would be required to obtain premarket 510(k) clearance or premarket approval from the FDA, unless an exception applies.
In the future, Quantum-Si plans to develop and market its products for clinical or diagnostic uses in the United States, thereby subjecting them to FDA regulation as IVD medical devices. At that time, Quantum-Si would be required to obtain pre-market clearance, pre-market approval, or other marketing authorization from the FDA, unless an exception applies. Because there are no high-throughput protein sequencing machines or analyzers intended for clinical use that have previously gone through a pre-market review and authorization process by the FDA, there is no available predicate device to support a 510(k) pre-market notification. In addition, it is presently unclear what level of risk the agency will assign to such products, what special controls may be imposed on such products (if any), and what regulatory requirements would be applicable to such products. Quantum-Si anticipates using a De Novo classification request for any future clinical IVD product it may seek to market in the United States, although a 510(k) pre-market notification or PMA may become necessary. Any pre-market application for an IVD medical device can be expensive and time-consuming to prepare, and the FDA review times may be several months to several years. There can be no guarantee that Quantum-Si will be able to obtain the appropriate marketing authorization for its protein sequencing products that are developed for clinical or diagnostic intended uses.
Quantum-Si may in the future register with the FDA as a specification developer and list some of its ancillary products with the FDA as Class I general purpose laboratory equipment, subjecting Quantum-Si to ongoing inspections by the FDA. While this regulatory classification is exempt from certain FDA requirements, such as the need to submit a premarket notification commonly known as a 510(k), and some of the requirements of the FDA’s Quality System Regulations (‘‘QSRs’’), those device products would be subject to mandatory general controls that apply to all classes of medical devices. In addition to establishment registration, device listing and compliance with applicable QSR, general controls include compliance with FDA regulations for labeling, reporting adverse events or malfunctions for the products, and general prohibitions against misbranding and adulteration.
There can be no assurance that future products for which Quantum-Si may seek premarket clearance or approval will be approved or cleared by FDA or a comparable foreign regulatory authority on a timely basis, if at all, nor can there be assurance that labeling claims will be consistent with Quantum-Si’s anticipated claims or adequate to support continued adoption of such products. Compliance with FDA or comparable foreign regulatory authority regulations will require substantial costs, and subject Quantum-Si to heightened scrutiny by regulators and substantial penalties for failure to comply with such requirements or the inability to market its products. The lengthy and unpredictable premarket clearance or approval process, as well as the unpredictability of the results of any required clinical studies, may result in Quantum-Si failing to obtain regulatory clearance or approval to market such products, which would significantly harm its business, results of operations, reputation, and prospects.
If Quantum-Si sought and received regulatory marketing authorization for certain of its protein sequencing products, it would be subject to ongoing FDA obligations and continued regulatory oversight and review, including the general controls listed above. In addition, Quantum-Si could be required to obtain a new 510(k) clearance or approval before it could introduces subsequent modifications or improvements to such products. Quantum-Si could also be subject to additional FDA post-marketing obligations for such products, any or all of which would increase its costs and divert resources away from other projects. If Quantum-Si sought and received regulatory clearance or approval and is not able to maintain regulatory compliance with applicable laws, it could be prohibited from marketing its products for use as, or in the performance of, clinical diagnostics and/or could be subject to enforcement actions, including Warning Letters and adverse publicity, fines, injunctions, and civil penalties; recall or seizure of products; operating restrictions; and criminal prosecution.
In addition, Quantum-Si could decide to seek regulatory clearance or approval for certain of its future clinical diagnostic products in countries outside of the United States. Sales of such products outside the United States will likely be subject to foreign regulatory requirements, which can vary greatly from country to country. As a result, the time required to obtain clearances or approvals outside the United States may differ from that required to obtain FDA marketing authorization and Quantum-Si may not be able to obtain foreign regulatory approvals on a timely basis or at all. In Europe, Quantum-Si would need to comply with the new Medical Device Regulation 2017/745 and In Vitro Diagnostic Regulation 2017/746, which became effective May 26, 2017, with application dates of May 26, 2021 (postponed from 2020) and May 26, 2022, respectively. This will increase the difficulty of regulatory approvals in Europe in the future. In addition, the FDA regulates exports of medical devices. Failure to comply with these regulatory requirements or obtain and maintain required approvals, clearances and certifications could impair Quantum-Si’s ability to commercialize its products for diagnostic use outside of the United States.

Quantum-Si’s RUO products could become subject to government regulation as medical devices by the FDA and other regulatory agencies even if Quantum-Si does not elect to seek regulatory authorization to market our products for diagnostic purposes, which would adversely impact its ability to market and sell its products and harm its business.
Although Quantum-Si’s current protein sequencing products are labeled, promoted, and sold as RUO products that are therefore not regulated as IVD medical devices, the FDA or comparable agencies of other countries could disagree with Quantum-Si’s conclusion that its products are intended for research use only or deem its sales, marketing and promotional efforts as being inconsistent with the criteria for RUO products. For example, Quantum-Si’s customers may independently elect to use its RUO labeled products in their own laboratory developed tests (‘‘LDTs’’) for clinical diagnostic uses, which could subject Quantum-Si’s products to government regulation, and regulatory requirements related to marketing, selling, and distribution of RUO products could change or be uncertain, even if clinical uses of its RUO products by its customers were done without its consent. FDA reviews the totality of the circumstances when it comes to evaluating whether equipment and testing components are properly labeled as RUO and takes the position that merely including a labeling statement that the product is for research purposes only will not necessarily render the device exempt from the FDA’s clearance, approval, and other regulatory requirements if the circumstances surrounding the distribution, marketing and promotional practices indicate that the manufacturer knows its products are, or intends for its products to be, used for clinical diagnostic purposes. If the FDA or other regulatory authorities assert that any of Quantum-Si’s RUO products are subject to regulatory clearance or approval, Quantum-Si’s business, financial condition, or results of operations could be adversely affected.
For a number of years, the FDA has exercised its regulatory enforcement discretion not to regulate LDTs as medical devices if created and used within a single laboratory. However, the FDA has been reconsidering its enforcement discretion policy and has commented that regulation of LDTs may be warranted because of the growth in the volume and complexity of testing services utilizing LDTs, although it would most likely need to promulgate such a significant policy change via notice-and-comment rulemaking. In addition, in March 2020, a bipartisan group of U.S. Senate and House lawmakers formally introduced long-awaited legislation to reform the FDA’s authorities over medical devices that are also in vitro diagnostic products. The bill, called the Verifying Accurate, Leading-edge IVCT Development (VALID) Act, would codify into law the term “in vitro clinical test” (IVCT), to create new medical product category separate from medical devices that includes products currently regulated as IVDs as well as LDTs. It is unclear whether the VALID Act would be passed by Congress in its current form or signed into law by the President.
Any future legislative or administrative rule making or oversight of LDTs, if and when finalized, may impact the sales of Quantum-Si’s products and how customers use its products, and may require Quantum-Si to change its business model in order to maintain compliance with these laws. Quantum-Si cannot predict how these various efforts will be resolved, how Congress or the FDA will regulate LDTs in the future, or how that regulatory system will impact its business. Changes to the current regulatory framework, including the imposition of additional or new regulations, including regulation of Quantum-Si’s products, could arise at any time during the development or marketing of its products, which may negatively affect its ability to obtain or maintain FDA or comparable regulatory approval of its products, if required. Further, sales of devices for diagnostic purposes may subject Quantum-Si to additional healthcare regulation and enforcement by the applicable government agencies. Such laws include, without limitation, state and federal anti-kickback or anti-referral laws, healthcare fraud and abuse laws, false claims laws, the Health Insurance Portability and Accountability Act (HIPAA), the Physician Payments Sunshine Act and related transparency and manufacturer reporting laws, and other laws and regulations applicable to medical device manufacturers.
Quantum-Si’s reagents may be used by clinical laboratories to create Laboratory Developed Tests, which could, in the future, become subject to some form of FDA regulatory requirements, which could materially and adversely affect its business and results of operations.
Quantum-Si may in the future register with the FDA as a specification developer and list ancillary products such as customized reagents with the FDA as Class I general purpose laboratory equipment and reagents. A clinical laboratory could potentially use our custom-manufactured reagents to create what is called a Laboratory Developed Test (“LDT”). LDTs are diagnostic tests that are developed, validated and performed by a single clinical laboratory operating in compliance with the Clinical Laboratory Improvement

Amendments (‘‘CLIA’’), and under the oversight of the Centers for Medicare & Medicaid Services (‘‘CMS’’). Historically, FDA has generally exercised enforcement discretion not to regulate LDTs as medical devices. The FDA has been reconsidering its enforcement discretion policy in recent years and has commented that regulation of LDTs may be warranted because of the growth in the volume and complexity of testing services utilizing LDTs, such as genetic testing services, although the agency would most likely need to promulgate such a significant policy change via notice-and-comment rulemaking. In addition, in March 2020, a bipartisan group of U.S. Senate and House lawmakers formally introduced long-awaited legislation to reform the FDA’s authorities over medical devices that are also in vitro diagnostic products. The bill, called the Verifying Accurate, Leading-edge IVCT Development (VALID) Act, would codify into law the term “in vitro clinical test” (IVCT) to create new medical product category separate from medical devices that includes products currently regulated as IVDs as well as those that are LDTs. It is unclear whether the VALID Act would be passed by Congress in its current form or signed into law by the President. Any future legislative or administrative rule making or oversight of LDTs, if and when finalized, could decrease demand for our reagents by affecting how customers can use those products. Additionally, compliance with additional regulatory burdens could be time consuming and costly for our customers. Quantum-Si cannot predict how these various efforts will be resolved, how Congress or the FDA will regulate LDTs in the future, or how that regulatory system will impact Quantum-Si’s business.
Further, the FDA may disagree that such products are Class 1 medical devices and require Quantum-Si to obtain premarket clearance or approval before Quantum-Si can continue to sell its reagent products to certain customers.
Quantum-Si is and may be subject to certain federal, state and foreign fraud and abuse laws, health information privacy and security laws and physician payment transparency laws, which, if violated, could subject it to substantial penalties. Additionally, any challenge to or investigation into Quantum-Si’s practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm its business.
There are numerous U.S. federal and state, as well as foreign, laws pertaining to healthcare fraud and abuse, including anti-kickback, false claims and physician transparency laws. Quantum-Si’s business practices and relationships with providers and hospitals are subject to scrutiny under these laws. Quantum-Si may also be subject to patient information privacy and security regulation by both the federal government and the states and foreign jurisdictions in which Quantum-Si conducts its business. The healthcare laws and regulations of concern as Quantum-Si develops and begins to commercialize products:
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the federal Anti-Kickback Statute, which prohibits, among other things, persons and entities from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce either the referral of an individual or furnishing or arranging for a good or service, for which payment may be made, in whole or in part, under federal healthcare programs, such as Medicare and Medicaid. A person or entity does not need to have actual knowledge of the statute or specific intent to violate it to have committed a violation;

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the federal civil and criminal false claims laws, including the federal civil False Claims Act, which prohibit, among other things, individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid or other federal healthcare programs that are false or fraudulent. Private individuals can bring False Claims Act “qui tam” actions, on behalf of the government and such individuals, commonly known as “whistleblowers,” may share in amounts paid by the entity to the government in fines or settlement.

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the federal Civil Monetary Penalties Law, which prohibits, among other things, offering or transferring remuneration to a federal healthcare beneficiary that a person knows or should know is likely to influence the beneficiary’s decision to order or receive items or services reimbursable by the government from a particular provider or supplier;

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the Health Insurance Portability and Accountability Act of 1996 (‘‘HIPAA’’), which created additional federal criminal statutes that prohibit, among other things, executing a scheme to defraud any healthcare benefit program and making false statements relating to healthcare matters;

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the federal Physician Sunshine Act, which requires certain manufacturers of drugs, devices, biologics and medical supplies for which payment is available under Medicare, Medicaid or the Children’s

Health Insurance Program (‘‘CHIP’’), to report annually to CMS, information related to payments and other transfers of value to physicians, which is defined broadly to include doctors, dentists, optometrists, podiatrists and chiropractors, and teaching hospitals; and
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analogous state and foreign law equivalents of each of the above federal laws, such as anti-kickback and false claims laws, which may apply to items or services reimbursed by any third-party payor, including commercial insurers or patients.

These laws and regulations, among other things, constrain Quantum-Si’s business, marketing and other promotional activities by limiting the kinds of financial arrangements it may have with hospitals, physicians or other developers or potential purchasers of its products.
If Quantum-Si’s operations are found to be in violation of any of the healthcare laws or regulations described above or any other healthcare regulations that apply to it, Quantum-Si may be subject to penalties, including administrative, civil and criminal penalties, damages, fines, exclusion from participation in government healthcare programs, such as Medicare and Medicaid, imprisonment, contractual damages, reputational harm, disgorgement and the curtailment or restructuring of our operations.
In addition, members of Quantum-Si’s management and companies with which they are affiliated or have been affiliated with in the past, have been, and may in the future be, involved in investigations, prosecutions, convictions or settlements in the healthcare industry. For example, Kevin Rakin, a member of the HighCape Board and a director nominee for election in the Director Election Proposal, was named as a defendant in United States ex rel. Webb v. Advanced BioHealing, Inc. (“ABH”), a whistleblower suit relating to sales methods employed by sales representatives of ABH, a biotechnology company for which Mr. Rakin served as its chief executive officer. All claims in the lawsuit were dismissed with prejudice pursuant to a settlement agreement, in which Mr. Rakin expressly denied that he engaged in any wrongful conduct, and Mr. Rakin agreed to pay to the United States $2.5 million. Any investigations, prosecutions, convictions or settlements involving members of our management and companies with which they are or have been affiliated may be detrimental to our reputation and could negatively affect its business, financial condition and results of operations.
Quantum-Si is currently subject to, and may in the future become subject to additional, U.S. federal and state laws and regulations imposing obligations on how it collects, stores and processes personal information. Quantum-Si’s actual or perceived failure to comply with such obligations could harm its business. Ensuring compliance with such laws could also impair its efforts to maintain and expand its business and future customer base, and thereby decrease its revenue.
In the ordinary course of our business, Quantum-Si currently, and in the future will, collect, store, transfer, use or process sensitive data, including personally identifiable information of employees, and intellectual property and proprietary business information owned or controlled by ourselves and other parties. The secure processing, storage, maintenance, and transmission of this critical information are vital to its operations and business strategy. Quantum-Si is, and may increasingly become, subject to various laws and regulations, as well as contractual obligations, relating to data privacy and security in the jurisdictions in which it operates. The regulatory environment related to data privacy and security is increasingly rigorous, with new and constantly changing requirements applicable to Quantum-Si’s business, and enforcement practices are likely to remain uncertain for the foreseeable future. These laws and regulations may be interpreted and applied differently over time and from jurisdiction to jurisdiction, and it is possible that they will be interpreted and applied in ways that may have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects.
In the United States, various federal and state regulators, including governmental agencies like the Consumer Financial Protection Bureau and the Federal Trade Commission, have adopted, or are considering adopting, laws and regulations concerning personal information and data security. Certain state laws may be more stringent or broader in scope, or offer greater individual rights, with respect to personal information than federal, international or other state laws, and such laws may differ from each other, all of which may complicate compliance efforts. For example, the California Consumer Privacy Act (CCPA), which increases privacy rights for California residents and imposes obligations on companies that process their personal information, came into effect on January 1, 2020. Among other things, the CCPA requires covered companies to provide disclosures regarding information practices to California consumers and provide such consumers new data protection and privacy rights, including the ability to opt-out of certain sales of personal information. The CCPA provides for civil penalties for violations, as well as a private right of action for certain data breaches that result in the loss of personal information. This private right of action may increase the likelihood of, and risks associated with, data breach litigation. Additionally, a new privacy law, the California Privacy Rights Act (CPRA), was approved by California voters in the election on November 3, 2020. The CPRA will modify the CCPA significantly, potentially resulting in further uncertainty and requiring Quantum-Si to incur additional costs and expenses in an effort to comply. In addition, U.S. and international laws and regulations that have been applied to protect user privacy (including laws regarding unfair and deceptive practices in the United States and GDPR in the European Union) may be subject to evolving interpretations or applications. Furthermore, defending a suit, regardless of its merit, could be costly, divert management’s attention and harm Quantum-Si’s reputation. In addition, laws in all 50 U.S. states require businesses to provide notice to consumers whose personal information has been disclosed as a result of a data breach. State laws are changing rapidly and there is discussion in the U.S. Congress of a new comprehensive federal data privacy law to which Quantum-Si would become subject if it is enacted.
Furthermore, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act of 1996 (‘‘HIPAA’’), establish privacy and security standards that limit the use and disclosure of individually identifiable health information (known as “protected health information”) and require the implementation of administrative, physical and technology safeguards to protect the privacy and security of protected health information and ensure the confidentiality, integrity and availability of electronic protected health information. Determining HIPAA applicability to Quantum-Si’s operations as they evolve, obligations under applicable privacy standards and its contractual obligations can require complex factual and regulatory analyses and may be subject to differing or changing interpretations. Although Quantum-Si takes measures to protect sensitive data from unauthorized access, use or disclosure, its information technology and infrastructure may be vulnerable to attacks by hackers or viruses or breached due to employee error, malfeasance or other malicious or inadvertent disruptions. Any such breach or interruption could compromise our networks and the information stored there could be accessed by unauthorized parties, manipulated, publicly disclosed, lost or stolen. Any such access, breach or other loss of information could result in legal claims or proceedings, and liability for Quantum-Si or its customers under federal or state laws that protect the privacy of personal information, such as HIPAA, the Health Information Technology for Economic and Clinical Health Act (‘‘HITECH’’), and regulatory penalties. Notice of certain breaches may be required to affected individuals, the Secretary of the Department of Health and Human Services, and for extensive breaches, notice may also need to be made to the media or State Attorneys General. Such a notice could harm Quantum-Si’s reputation and its ability to compete.
Quantum-Si is in the process of evaluating its compliance obligations, but does not currently have in place formal policies and procedures related to the storage, collection and processing of information, and has not conducted any internal or external data privacy audits, to ensure its compliance with all applicable data protection laws and regulations. Additionally, Quantum-Si does not currently have policies and procedures in place for assessing its third-party vendors’ compliance with applicable data protection laws and regulations. All of these evolving compliance and operational requirements impose significant costs, such as costs related to organizational changes, implementing additional protection technologies, training employees and engaging consultants, which are likely to increase over time. In addition, such requirements may require Quantum-Si to modify its data processing practices and policies, distract management or divert resources from other initiatives and projects, all of which could have a material adverse effect on its business, financial condition, results of operations and prospects. Any failure or perceived failure by Quantum-Si or its third-party vendors, collaborators, contractors and consultants to comply with any applicable federal, state or foreign laws and regulations relating to data privacy and security, could result in damage to its reputation, as well as proceedings or litigation by governmental agencies or other third parties, including class action privacy litigation in certain jurisdictions, which would subject it to significant expense, as well as potentially fines, sanctions, awards, penalties or judgments, all of which could have a material adverse effect on its business, financial condition, reputation, results of operations and prospects.
Quantum-Si could be adversely affected by alleged violations of the Federal Trade Commission Act or other truth-in-advertising and consumer protection laws.
Quantum-Si’s advertising for current and future products is subject to federal truth-in-advertising laws enforced by the Federal Trade Commission (‘‘FTC’’), as well as comparable state consumer protection laws.

Under the Federal Trade Commission Act (‘‘FTC Act’’), the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. The FTC has very broad enforcement authority, and failure to abide by the substantive requirements of the FTC Act and other consumer protection laws can result in administrative or judicial penalties, including civil penalties, injunctions affecting the manner in which Quantum-Si would be able to market services or products in the future, or criminal prosecution. In the context of performance claims for products such as Quantum-Si’s goods and services, compliance with the FTC Act includes ensuring that there is scientific data to substantiate the claims being made, that the advertising is neither false nor misleading, and that any user testimonials or endorsements Quantum-Si or its agents disseminate related to the goods or services comply with disclosure and other regulatory requirements. Any actual or perceived non-compliance with those laws could lead to an investigation by the FTC or a comparable state agency, or could lead to allegations of misleading advertising by private plaintiffs. Any such action against Quantum-Si would disrupt is business operations, cause damage to its reputation, and result in a material adverse effects on its business.
In addition, with respect to any future Quantum-Si products that are marketed as in vitro diagnostic or clinical products, FDA’s regulations applicable to medical device products prohibit them from being promoted for uses not within the scope of a given product’s intended use(s), among other promotional and labeling rules applicable to products subject to the Federal Food, Drug, and Cosmetic Act (‘‘FDCA’’).
Medical product manufacturers’ use of social media platforms presents new risks.
Quantum-Si’s potential customer base for future clinical diagnostic applications of its protein sequencing technologies may be active on social media. Quantum-Si intends to engage through those platforms to elevate its national marketing presence, both for its RUO product offerings and its future medical device product offerings. Social media practices in the medical device and biopharmaceutical industries are evolving, which creates uncertainty and risk of noncompliance with regulations applicable to Quantum-Si’s business. For example, there is a risk of inappropriate disclosure of sensitive information or negative or inaccurate posts or comments about Quantum-Si or its products on any social networking website. If these events were to occur or Quantum-Si otherwise fails to comply with any applicable regulations, it could incur liability, face restrictive regulatory actions or experience other harms to its business.
Risks Related to Quantum-Si’s Intellectual Property
If Quantum-Si is unable to obtain and maintain and enforce sufficient intellectual property protection for its products and technology, or if the scope of the intellectual property protection obtained is not sufficiently broad, its competitors could develop and commercialize products similar or identical to Quantum-Si’s, and its ability to successfully commercialize its products may be impaired.
Quantum-Si relies on patent protection as well as trademark, copyright, trade secret and other intellectual property right protection and contractual restrictions to protect its proprietary products and technologies, all of which provide limited protection and may not adequately protect its rights or permit it to gain or keep any competitive advantage. If Quantum-Si fails to obtain, maintain and sufficiently enforce its intellectual property, third parties may be able to compete more effectively against it. In addition, Quantum-Si may incur substantial litigation costs in its attempts to recover damages or restrict use of its intellectual property.
To the extent Quantum-Si’s intellectual property offers inadequate protection, or is found to be invalid or unenforceable, Quantum-Si would be exposed to a greater risk of direct competition. If Quantum-Si’s intellectual property does not provide adequate coverage against its competitors’ products, its competitive position could be adversely affected, as could its business, financial condition, results of operations and prospects. Both the patent application process and the process of managing patent and other intellectual property disputes can be time-consuming and expensive.
Quantum-Si’s success depends in large part on its and its licensors’ ability to obtain and maintain protection of the intellectual property it may own solely or jointly with, or license from, third parties, particularly patents, in the United States and other countries directed to its products and technologies. Quantum-Si applies for patents covering its products and technologies and uses thereof, as it deems appropriate. However, obtaining and enforcing patents is costly, time-consuming and complex, and Quantum-Si may fail to apply for patents on important products and technologies in a timely fashion or at all, or it may fail to apply for patents in potentially relevant jurisdictions. Quantum-Si may not be able to file and prosecute all necessary or desirable patent applications, or maintain, enforce and license any patents that may issue from such patent applications, at a reasonable cost or in a timely manner or in all jurisdictions. It is also possible that Quantum-Si will fail to identify patentable aspects of its research and development output before it is too late to obtain patent protection. Moreover, Quantum-Si may not develop additional proprietary products, methods and technologies that are patentable. Quantum-Si may not have the right to control the preparation, filing and prosecution of patent applications, or to maintain the rights to patents licensed from or to third parties. Therefore, these patents and applications may not be prosecuted, obtained and enforced by such third parties in a manner consistent with the best interests of its business.
In addition, the patent position of life sciences technology companies generally is highly uncertain, involves complex legal and factual questions, and has been the subject of much litigation in recent years. Changes in either the patent laws or in interpretations of patent laws in the United States or other countries or regions may diminish the value of Quantum-Si’s intellectual property. As a result, the issuance, scope, validity, enforceability, and commercial value of Quantum-Si’s patent rights presents a reasonably limited degree of uncertainty. It is possible that some of Quantum-Si’s pending patent applications will not result in issued patents in a timely fashion or at all, and even if patents are granted, they may not provide a basis for intellectual property protection of commercially viable products or services, may not provide any competitive advantages, or may be challenged, narrowed and/or invalidated by third parties. There exists some degree of uncertainty over the breadth of claims that may be allowed or enforced in our patents or in third-party patents. It is possible that third parties will attempt to design around Quantum-Si’s current or future patents such that Quantum-Si cannot prevent such third parties from using similar technologies and commercializing similar products to compete with Quantum-Si. Some of Quantum-Si’s owned or licensed patents or patent applications may be challenged at a future point in time and it may not be successful in defending any such challenges made against its patents or patent applications. Any successful third-party challenge to Quantum-Si’s patents could result in the narrowing, unenforceability or invalidity of such patents and increased competition to its business. The outcome of patent litigation or other proceedings can be uncertain, and any attempt by Quantum-Si to enforce its patent rights against others or to challenge the patent rights of others may not be successful, or, regardless of success, may take substantial time and result in substantial cost, and may divert its efforts and attention from other aspects of its business. Any of the foregoing events could have a material adverse effect on Quantum-Si’s business, financial condition and results of operations.
The U.S. law relating to the patentability of certain inventions in the life sciences technology industry is uncertain and rapidly changing, which may adversely impact Quantum-Si’s existing patents or its ability to obtain patents in the future.
Changes in either the patent laws or interpretation of the patent laws in the United States or in other jurisdictions could increase the uncertainties and costs surrounding the prosecution of patent applications and the enforcement or defense of issued patents. For instance, under the Leahy-Smith America Invents Act (the ‘‘America Invents Act’’), enacted in September 2011, the United States transitioned to a first inventor to file system in which, assuming that other requirements for patentability are met, the first inventor to file a patent application is entitled to the patent on an invention regardless of whether a third party was the first to invent the claimed invention. These changes include allowing third-party submission of prior art to the United States Patent and Trademark Office (‘‘USPTO’’) during patent prosecution and additional procedures to challenge the validity of a patent through USPTO administered post-grant proceedings, including post-grant review, inter partes review and derivation proceedings. The America Invents Act and its implementation could increase the uncertainties and costs surrounding the prosecution of Quantum-Si’s patent applications and the enforcement or defense of its issued patents, all of which could have a material adverse effect on its business, financial condition, results of operations and prospects.
Various courts, including the U.S. Supreme Court, have rendered decisions that impact the scope of patentability of certain inventions or discoveries relating to the life sciences technology. Specifically, these decisions stand for the proposition that patent claims that recite laws of nature are not themselves patentable unless those patent claims have sufficient additional features that provide practical assurance that the processes are genuine inventive applications of those laws rather than patent drafting efforts designed to monopolize the law of nature itself. What constitutes a “sufficient” additional feature is somewhat uncertain. Furthermore, in view of these decisions, since December 2014, the USPTO has published and continues to publish revised guidelines for patent examiners to apply when examining process claims for patent eligibility.
In addition, U.S. Supreme Court rulings have narrowed the scope of patent protection available in certain circumstances and weakened the rights of patent owners in certain situations. In addition to some degree of uncertainty with regard to our ability to obtain patents in the future, this combination of events has created a degree of uncertainty with respect to the value of patents, once obtained. Depending on relevant laws enacted by the U.S. Congress, and decisions by the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that may have a material adverse effect on Quantum-Si’s ability to obtain new patents and to defend and enforce its existing patents and patents that it might obtain in the future.
Quantum-Si’s patent portfolio may be negatively impacted by current uncertainties in the state of the law, new court rulings or changes in guidance or procedures issued by the USPTO or other similar patent offices around the world. From time to time, the U.S. Supreme Court, other federal courts, the U.S. Congress or the USPTO may change the standards of patentability, scope and validity of patents within the life sciences technology and any such changes, or any similar adverse changes in the patent laws of other jurisdictions, could have a negative impact on Quantum-Si’s business, financial condition, prospects and results of operations.
Quantum-Si may not be able to protect its intellectual property rights throughout the world.
The laws of some foreign countries do not offer intellectual property rights to the same extent as the laws of the United States, and Quantum-Si and its licensors may encounter difficulties in obtaining, enforcing and defending such rights in foreign jurisdictions. Consequently, Quantum-Si and its licensors may not be able to prevent third parties from practicing its or its licensors’ inventions in some or all countries outside the United States, or from selling or importing products made using its or its licensors’ inventions in other jurisdictions. Competitors and other third parties may use Quantum-Si’s technologies in jurisdictions where it has not obtained patent protection to develop their own products and technologies and may also export infringing products to territories where Quantum-Si has patent protection, but enforcement practices or laws is not as strong as that in the United States. These products may compete with Quantum-Si’s products. Quantum-Si’s and its licensors’ patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. In addition, certain countries have compulsory licensing laws under which a patent owner may be compelled to grant licenses to other parties. Furthermore, many countries limit the enforceability of patents against other parties, including government agencies or government contractors. In these countries, the patent owner may have limited remedies, which could materially diminish the value of any patents.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain other countries are not as favorable as the United States in the enforcement of patents and other intellectual property protection, which could make it difficult for Quantum-Si to stop the misappropriation or other violations of its intellectual property rights including infringement of its patents in such countries. The legal systems in certain countries may also favor state-sponsored or companies headquartered in particular jurisdictions over Quantum-Si’s first-in-time patents and other intellectual property protection. The absence of harmonized intellectual property protection laws and effective enforcement makes it difficult to ensure consistent respect for patent, trade secret, and other intellectual property rights on a worldwide basis. As a result, it is possible that Quantum-Si will not be able to enforce its rights against third parties that misappropriate its proprietary technology in those countries.
Proceedings to enforce Quantum-Si’s or its licensors’ patent rights in foreign jurisdictions could result in substantial cost and divert Quantum-Si’s efforts and attention from other aspects of its business, could put it and its licensors’ patents at risk of being invalidated or interpreted narrowly and it and its licensors’ patent applications at risk of not issuing, and could provoke third parties to assert claims against Quantum-Si.

Quantum-Si and its licensors may not prevail in any lawsuits that it or its licensors initiate, or that are initiated against it or its licensors, and the damages or other remedies awarded, if any, may not be commercially meaningful. In addition, changes in the law and legal decisions by courts in the United States and foreign countries may affect Quantum-Si’s ability to obtain adequate protection for its products, services and other technologies and the enforcement of intellectual property. Accordingly, Quantum-Si’s efforts to enforce its intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that Quantum-Si develops or licenses. Any of the foregoing events could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects.
Issued patents covering Quantum-Si’s products could be found invalid or unenforceable if challenged.
Quantum-Si’s owned and licensed patents and patent applications may be subject to validity, enforceability and priority disputes. The issuance of a patent is not conclusive as to its inventorship, scope, validity or enforceability. Some of Quantum-Si’s patents or patent applications (including licensed patents and patent applications) may be challenged at a future point in time in opposition, derivation, reexamination, inter partes review, post-grant review or interference or other similar proceedings. Any successful third-party challenge to Quantum-Si’s patents in this or any other proceeding could result in the unenforceability or invalidity of such patents, which may lead to increased competition to its business, which could have a material adverse effect on its business, financial condition, results of operations and prospects. In addition, if Quantum-Si or its licensors initiate legal proceedings against a third party to enforce a patent covering its products, the defendant could counterclaim that such patent covering its products, as applicable, is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity or unenforceability are commonplace. There are numerous grounds upon which a third party can assert invalidity or unenforceability of a patent. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent intentionally withheld relevant information from the relevant patent office, or knowingly made a misleading statement, during prosecution. Third parties may also raise similar claims before administrative bodies in the United States or abroad, even outside the context of litigation. Such mechanisms include ex parte re-examination, inter partes review, post-grant review, derivation and equivalent proceedings in non-U.S. jurisdictions, such as opposition proceedings. Such proceedings could result in revocation of or amendment to Quantum-Si’s patents in such a way that they no longer cover and protect its products. With respect to the validity of Quantum-Si’s patents, for example, Quantum-Si cannot be certain that there is no invalidating prior art of which Quantum-Si, its licensors, it or its patent counsel and the patent examiner were unaware during prosecution. The outcome following legal assertions of invalidity and unenforceability during patent litigation is unpredictable. If a defendant or other third party were to prevail on a legal assertion of invalidity or unenforceability, Quantum-Si would lose at least part, and perhaps all, of the patent protection on certain aspects of its products and technologies, which could have a material adverse effect on its business, financial condition, results of operations and prospects. In addition, if the breadth or strength of protection provided by Quantum-Si’s patents and patent applications is threatened, regardless of the outcome, it could dissuade companies from collaborating with Quantum-Si to license intellectual property, or develop or commercialize current or future products.
Quantum-Si may not be aware of all third-party intellectual property rights potentially relating to its products. Publications of discoveries in the scientific literature often lag behind the actual discoveries, and patent applications in the United States and other jurisdictions are typically not published until approximately 18 months after filing or, in some cases, not until such patent applications issue as patents. Quantum-Si might not have been the first to make the inventions covered by each of its pending patent applications and it might not have been the first to file patent applications for these inventions. To determine the priority of these inventions, Quantum-Si may have to participate in interference proceedings, derivation proceedings or other post-grant proceedings declared by the USPTO, or other similar proceedings in non-U.S. jurisdictions that could result in substantial cost to Quantum-Si and the loss of valuable patent protection. The outcome of such proceedings is uncertain. No assurance can be given that other patent applications will not have priority over Quantum-Si’s patent applications. In addition, changes to the patent laws of the United States allow for various post-grant opposition proceedings that have not been extensively tested, and their outcome is therefore uncertain. Furthermore, if third parties bring these proceedings against Quantum-Si’s patents, regardless of the merit of such proceedings and regardless of whether it is successful, Quantum-Si could experience significant costs and its management may be distracted. Any of the foregoing events could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects.
If Quantum-Si is unable to protect the confidentiality of its trade secrets, the value of its technology could be materially adversely affected and its business could be harmed.
Quantum-Si relies heavily on trade secrets and confidentiality agreements to protect its unpatented know-how, technology and other proprietary information, and to maintain its competitive position. However, trade secrets and know-how can be difficult to protect. In particular, Quantum-Si anticipates that with respect to its technologies, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.
In addition to pursuing patents on its technology, Quantum-Si takes steps to protect its intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with its employees, consultants, academic institutions, corporate partners and, when needed, its advisers. However, Quantum-Si cannot be certain that such agreements have been entered into with all relevant parties, and it cannot be certain that its trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to its trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose Quantum-Si’s proprietary information, including its trade secrets, and Quantum-Si may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for Quantum-Si’s trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and Quantum-Si may not be able to prevent such unauthorized disclosure, which could adversely impact its ability to establish or maintain a competitive advantage in the market, and its business, financial condition, results of operations and prospects.
Monitoring unauthorized disclosure is difficult, and Quantum-Si does not know whether the steps it has taken to prevent such disclosure are, or will be, adequate. If Quantum-Si were to enforce a claim that a third party had wrongfully obtained and was using its trade secrets, it would be expensive and time-consuming, it could distract its personnel, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets.
Quantum-Si also seeks to preserve the integrity and confidentiality of its confidential proprietary information by maintaining physical security of its premises and physical and electronic security of its information technology systems, but it is possible that these security measures could be breached. If any of Quantum-Si’s confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent protection, Quantum-Si would have no right to prevent such competitor from using that technology or information to compete with Quantum-Si, which could harm its competitive position. Competitors or third parties could purchase Quantum-Si’s products and attempt to replicate some or all of the competitive advantages Quantum-Si derives from its development efforts, design around its protected technology, develop their own competitive technologies that fall outside the scope of Quantum-Si’s intellectual property rights or independently develop Quantum-Si’s technologies without reference to its trade secrets. If any of Quantum-Si’s trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could materially and adversely affect its business, financial condition, results of operations and prospects.
Quantum-Si may be subject to claims challenging the inventorship of its patents and other intellectual property.
Quantum-Si or its licensors may be subject to claims that former employees, collaborators or other third parties have an interest in its owned or in-licensed patents, trade secrets or other intellectual property as an inventor or co-inventor. For example, Quantum-Si or its licensors may have inventorship disputes arise from alleged inventors such as employees, consultants or others who are involved in developing its products, some of whom may have conflicting IP ownership obligations. In addition, counterparties to Quantum-Si’s consulting, sponsored research, software development and other agreements may assert that they have an ownership interest in intellectual property developed under such arrangements. In particular, certain software development agreements pursuant to which certain third parties have developed parts of Quantum-Si’s proprietary software may not include provisions that expressly assign to Quantum-Si ownership of all intellectual property developed for it by such third parties. Furthermore, certain of Quantum-Si’s sponsored research agreements pursuant to which it provides certain research services for third parties do not assign to Quantum-Si all intellectual property developed under such agreements. As such, Quantum-Si may not have the right to use all such developed intellectual property under such agreements, Quantum-Si may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Quantum-Si is unable to obtain such licenses and such licenses are necessary for the development, manufacture and commercialization of its products and technologies, Quantum-Si may need to cease the development, manufacture and commercialization of its products and technologies. Litigation may be necessary to defend against these and other claims challenging inventorship of Quantum-Si’s or its licensors’ ownership of Quantum-Si’s owned or in-licensed patents, trade secrets or other intellectual property. If Quantum-Si or its licensors fail in defending any such claims, in addition to paying monetary damages, Quantum-Si may lose valuable intellectual property rights. In such an event, Quantum-Si may be required to obtain licenses from third parties and such licenses may not be available on commercially reasonable terms or at all, or may be non-exclusive. If Quantum-Si is unable to obtain and maintain such licenses, it may need to cease the development, manufacture and commercialization of its products and technologies. Even if Quantum-Si is successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees, and certain customers or partners may defer engaging with Quantum-Si until the particular dispute is resolved. Any of the foregoing could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects.
Quantum-Si may not be able to protect and enforce its trademarks and trade names, or build name recognition in its markets of interest thereby harming its competitive position.
The registered or unregistered trademarks or trade names that Quantum-Si owns may be challenged, infringed, circumvented, declared generic, lapsed or determined to be infringing on or dilutive of other marks. Quantum-Si may not be able to protect its rights in these trademarks and trade names, which it needs in order to build name recognition. In addition, third parties have filed, and may in the future file, for registration of trademarks similar or identical to Quantum-Si’s trademarks, thereby impeding its ability to build brand identity and possibly leading to market confusion. If such third parties were to succeed in registering or developing common law rights in any other trademarks that are similar or identical to Quantum-Si’s trademarks, and if it is not successful in challenging such rights and defending against challenges to our trademarks, Quantum-Si may not be able to use such trademarks to develop brand recognition of its technologies, products or services. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks or trademarks that incorporate variations of its registered or unregistered trademarks or trade names. Further, Quantum-Si has and may in the future enter into agreements with owners of such third party trade names or trademarks to avoid potential trademark litigation which may limit Quantum-Si’s ability to use its trade names or trademarks in certain fields of business. Over the long term, if Quantum-Si is unable to establish name recognition based on its trademarks and trade names, then it may not be able to compete effectively, and its business, financial condition, results of operations and prospects may be adversely affected. Quantum-Si’s efforts to enforce or protect its proprietary rights related to trademarks, trade secrets, domain names, copyrights or other intellectual property may be ineffective and could result in substantial costs and diversion of resources. Any of the foregoing events could have a material adverse effect on Quantum-Si’s business, financial condition and results of operations.
Patent terms may be inadequate to protect Quantum-Si’s competitive position on its products for an adequate amount of time.
Patents have a limited lifespan. In the United States, if all maintenance fees are timely paid, the natural expiration of a utility patent is generally 20 years from its earliest U.S. non-provisional filing date. While extensions may be available, the life of a patent, and the protection it affords, is limited. In the United States, a patent’s term may, in certain cases, be lengthened by patent term adjustment, which compensates a patentee for administrative delays by the USPTO in examining and granting a patent, or may be shortened if a patent is terminally disclaimed over a commonly owned patent or a patent naming a common inventor and having an earlier expiration date. Even if patents covering its products are obtained, once the patent life has expired, Quantum-Si may be open to competition from competitive products. If one of Quantum-Si’s products requires extended development, testing and/or regulatory review, patents protecting such products might expire before or shortly after such products are commercialized. As a result, Quantum-Si’s owned and licensed patent portfolio may not provide it with sufficient rights to exclude others from commercializing products similar or identical to its products, which could have a material adverse effect on its business, financial condition and results of operations.
Quantum-Si may be subject to claims that its employees, consultants or independent contractors have wrongfully used or disclosed to it alleged trade secrets of their other clients or former employers, which could subject Quantum-Si to costly litigation.
As is common in the life sciences industry, Quantum-Si engages the services of consultants and independent contractors to assist it in the development of its products. Many of these consultants and independent contractors were previously employed at, or may have previously or may be currently providing consulting or other services to, universities or other technology, biotechnology or pharmaceutical companies, including our competitors or potential competitors. Quantum-Si may become subject to claims that it, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. Quantum-Si may similarly be subject to claims stemming from similar actions of an employee, such as one who was previously employed by another company, including a competitor or potential competitor. Litigation may be necessary to defend against these claims. Even if Quantum-Si is successful in defending against these claims, litigation could result in substantial costs and be a distraction to its management team. If Quantum-Si were not successful it could lose access or exclusive access to valuable intellectual property.
Quantum-Si may become involved in lawsuits to defend against third-party claims of infringement, misappropriation or other violations of intellectual property or to protect or enforce its intellectual property, any of which could be expensive, time consuming and unsuccessful, and may prevent or delay its development and commercialization efforts.
Quantum-Si’s commercial success depends in part on its ability and the ability of future collaborators to develop, manufacture, market and sell its product and use its products and technologies without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. There is a substantial amount of litigation involving patents and other intellectual property rights in the life sciences technology sector, as well as administrative proceedings for challenging patents, including interference, derivation, inter partes review, post grant review, and reexamination proceedings before the USPTO, or oppositions and other comparable proceedings in foreign jurisdictions. Quantum-Si may be exposed to, or threatened with, future litigation by third parties having patent or other intellectual property rights alleging that its products, manufacturing methods, software and/or technologies infringe, misappropriate or otherwise violate their intellectual property rights. Numerous issued patents and pending patent applications that are owned by third parties exist in the fields in which Quantum-Si is developing its products and technologies. It is not always clear to industry participants, including Quantum-Si, the claim scope that may issue from pending patent applications owned by third parties or which patents cover various types of products, technologies or their methods of use or manufacture. Thus, because of the large number of patents issued and patent applications filed in Quantum-Si’s fields, there may be a risk that third parties, including its competitors, may allege they have patent rights encompassing Quantum-Si’s products, technologies or methods and that Quantum-Si is employing their proprietary technology without authorization.
If third parties, including Quantum-Si’s competitors, believe that Quantum-Si’s products or technologies infringe, misappropriate or otherwise violate their intellectual property, such third parties may seek to enforce against Quantum-Si their intellectual property, including patents, by filing against Quantum-Si an intellectual property-related lawsuit, including a patent infringement lawsuit. Even if Quantum-Si believes third-party intellectual property claims are without merit, there is no assurance that a court would find in its favor on questions of infringement, validity, enforceability, or priority. If any third parties were to assert these or any other patents against Quantum-Si and it is unable to successfully defend against any such assertions, Quantum-Si may be required, including by court order, to cease the development and commercialization of the infringing products or technology and Quantum-Si may be required to redesign such products and technologies so they do not infringe such patents, which may not be possible or may require substantial monetary expenditures and time. Quantum-Si could also be required to pay damages, which could be significant, including treble damages and attorneys’ fees if it is found to have willfully infringed such patents. Quantum-Si could also be required to obtain a license to such patents in order to continue the development and commercialization of the infringing product or technology. However, such a license may not be available on commercially reasonable terms or at all, including because certain of these patents may be held by or exclusively licensed to Quantum-Si’s competitors. Even if such license is available, it may require substantial payments or cross-licenses under Quantum-Si’s intellectual property rights, and it may only be available on a nonexclusive basis, in which case third parties, including Quantum-Si’s competitors, could use the same licensed intellectual property to compete with Quantum-Si. Any of the foregoing could have a material adverse effect on Quantum-Si’s business, financial condition, results of operation or prospects.
Quantum-Si may choose to challenge, including in connection with any allegation of patent infringement by a third party, the patentability, validity, ownership or enforceability of any third-party patent that it believes may have applicability in its field, and any other third-party patent that may at some future time possibly be asserted against it. Such challenges may be brought either in court or by requesting that the USPTO, European Patent Office (‘‘EPO’’), or other foreign patent offices review the patent claims, such as in an ex-parte reexamination, inter partes review, post-grant review proceeding or opposition proceeding. However, there can be no assurance that any such challenge by Quantum-Si or any third party will be successful. Even if such proceedings are successful, these proceedings are expensive and may consume Quantum-Si’s time or other resources, distract its management and technical personnel, and the costs of these opposition proceedings could be substantial. There can be no assurance that Quantum-Si’s defenses of non-infringement, invalidity or unenforceability will succeed.
Third parties, including Quantum-Si’s competitors, could be infringing, misappropriating or otherwise violating its solely owned and/or in-licensed intellectual property rights. Monitoring unauthorized use of intellectual property is difficult and costly. Quantum-Si may not be able to detect unauthorized use of, or take appropriate steps to enforce, its intellectual property rights. From time to time, Quantum-Si seeks to analyze its competitors’ products and services, and may in the future seek to enforce its rights based on potential infringement, misappropriation or violation of its intellectual property. However, the steps Quantum-Si will take to protect its intellectual property rights may not be adequate to enforce its rights as against such infringement, misappropriation or violation of its intellectual property. Any inability to meaningfully enforce our intellectual property rights could harm Quantum-Si’s ability to compete and reduce demand for its products and technologies.
Litigation proceedings may be necessary for Quantum-Si to enforce its patent and other intellectual property rights. In any such proceeding, a court may refuse to stop the other party from using the technology at issue on the grounds that its owned and in-licensed patents do not cover the technology in question. Further, in such a proceeding, the defendant could counterclaim that Quantum-Si’s intellectual property is invalid or unenforceable and the court may agree, in which case Quantum-Si could lose valuable intellectual property rights, which could allow third parties to commercialize technology or products similar to Quantum-Si’s and compete directly with it, without payment to Quantum-Si. Alternatively or additionally such proceeding could result in requiring Quantum-Si to obtain license rights from the prevailing party in order to be able to manufacture or commercialize its products without infringing such party’s intellectual property rights, and if Quantum-Si is unable to obtain such a license, it may be required to cease commercialization of its products and technologies, any of which could have a material adverse effect on its business, financial condition, results of operations and prospects. The outcome in any such proceeding is somewhat unpredictable.
Regardless of whether Quantum-Si is defending against or asserting an intellectual property-related claim in an intellectual property-related proceeding that may be necessary in the future, and regardless of outcome, substantial costs and diversion of resources may result which could have a material adverse effect on its business, financial condition, results of operations and prospects. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of Quantum-Si’s confidential information could be compromised by disclosure during this type of litigation. In addition, there could be public announcements of the results of hearings, motions, or other interim proceedings or developments, and if securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of New Quantum-Si Class A common stock. Some of Quantum-Si’s competitors and other third parties may be able to sustain the costs of such litigation or proceedings more effectively than it can because of their greater financial resources and more mature and developed intellectual property portfolios. Quantum-Si may not have sufficient financial or other resources to adequately conduct these types of litigation or proceedings. Any of the foregoing, or any uncertainties resulting from the initiation and continuation of any litigation, could have a material adverse effect on its business, financial condition, results of operations and prospects. Claims that Quantum-Si has misappropriated the confidential information or trade secrets of third parties could have a similar adverse effect on its business, financial condition, results of operations and prospects.
Obtaining and maintaining our patent protection depends on compliance with various required procedures, document submissions, fee payments and other requirements imposed by governmental patent agencies, and Quantum-Si’s patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other governmental fees on patents and/or applications will be due to be paid to the USPTO and various governmental patent agencies outside of the United States at several stages over the lifetime of the patents and/or applications. The USPTO and various non-U.S. governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other similar provisions during the patent application process. In certain circumstances, Quantum-Si relies on its licensors to pay these fees due to the U.S. and non-U.S. patent agencies and to take the necessary action to comply with these requirements with respect to its licensed intellectual property. In many cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. However, there are situations in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, Quantum-Si’s competitors may be able to enter the market without infringing our patents and this circumstance would have a material adverse effect on its business, financial condition, results of operations and prospects.
Quantum-Si currently relies on licenses from third parties, and in the future may rely on additional licenses from other third parties, and if it loses any of these licenses, then it may be subjected to future litigation.
Quantum-Si is, and may in the future become, a party to license agreements that grant it rights to use certain intellectual property, including patents and patent applications, typically in certain specified fields of use. Quantum-Si may need to obtain additional licenses from others to advance its research, development and commercialization activities.
Quantum-Si’s success may depend in part on the ability of its licensors and any future licensors to obtain, maintain and enforce patent protection for its licensed intellectual property. Without protection for the intellectual property it licenses, other companies might be able to offer substantially identical products and technologies for sale, which could materially adversely affect its competitive business position and harm its business prospects, financial condition or results of operations.
Quantum-Si’s current license agreements impose, and future agreements may impose, various diligence, commercialization, milestone payment, royalty, insurance and other obligations on it and require it to meet development timelines, or to exercise commercially reasonable efforts to develop and commercialize licensed products, in order to maintain the licenses. If Quantum-Si fails to comply with these obligations, its licensor(s) may have the right to terminate its license, in which event it would not be able to develop or market products or technology covered by the licensed intellectual property. Any of the foregoing could have a material adverse effect on Quantum-Si’s competitive position, business, financial conditions, results of operations and prospects.
Moreover, disputes may also arise between Quantum-Si and its licensors regarding intellectual property subject to a license agreement, including:
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the scope of rights granted under the license agreement and other interpretation-related issues;

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Quantum-Si’s financial or other obligations under the license agreement;

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whether, and the extent to which, Quantum-Si’s products, technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;

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Quantum-Si's diligence obligations under the license agreement and what activities satisfy those diligence obligations;

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the inventorship and ownership of inventions and know-how resulting from the joint creation or use of intellectual property by Quantum-Si’s licensor(s); and

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the priority of invention of patented technology.

If Quantum-Si does not prevail in such disputes, it may lose any or all of its rights under such license agreements, experience significant delays in the development and commercialization of its products and technologies, or incur liability for damages, any of which could have a material adverse effect on its business, financial condition, results of operations, and prospects. In addition, Quantum-Si may seek to obtain additional licenses from its licensor(s) and, in connection with obtaining such licenses, it may agree to amend its existing licenses in a manner that may be more favorable to the licensor(s), including by agreeing to terms that could enable third parties, including Quantum-Si’s competitors, to receive licenses to a portion of the intellectual property that is subject to its existing licenses and to compete with its products.
In addition, the agreements under which Quantum-Si currently and in the future licenses intellectual property or technology from third parties are complex and certain provisions in such agreements may be susceptible to multiple interpretations. The resolution of any contract interpretation disagreement that may arise could narrow what Quantum-Si believes to be the scope of its rights to the relevant intellectual property or technology, or increase what it believes to be its financial or other obligations under the relevant agreement, either of which could have a material adverse effect on its business, financial condition, results of operations and prospects. Moreover, if disputes over intellectual property that Quantum-Si has licensed prevent or impair its ability to maintain its current licensing arrangements on commercially acceptable terms, Quantum-Si may be unable to successfully develop and commercialize any affected products or services, which could have a material adverse effect on its business, financial condition, results of operations and prospects.
Absent the license agreements, Quantum-Si may infringe patents subject to those agreements, and if the license agreements are terminated, Quantum-Si may be subject to litigation by the licensor. Litigation could result in substantial costs and distract our management. If Quantum-Si does not prevail, it may be required to pay damages, including treble damages, attorneys’ fees or costs and expenses and royalties, which could adversely affect its ability to offer products or services, its ability to continue operations and its business, financial condition, results of operations and prospects.
If Quantum-Si cannot license rights to use technologies on reasonable terms, it may not be able to commercialize new products in the future.
Quantum-Si may identify third-party technology that it may need to license or acquire in order to develop or commercialize its products or technologies. However, Quantum-Si may be unable to secure such licenses or acquisitions. The licensing or acquisition of third-party intellectual property rights is a competitive area, and several more established companies may pursue strategies to license or acquire third-party intellectual property rights that Quantum-Si may consider attractive or necessary. These established companies may have a competitive advantage over Quantum-Si due to their size, capital resources and greater clinical development and commercialization capabilities. In addition, companies that perceive Quantum-Si to be a competitor may be unwilling to assign or license rights to it.
Quantum-Si also may be unable to license or acquire third-party intellectual property rights on terms that would allow it to make an appropriate return on its investment or at all. In return for the use of a third party’s technology, Quantum-Si may agree to pay the licensor royalties based on sales of its products or services. Royalties are a component of cost of products or technologies and affect the margins on Quantum-Si’s products. Quantum-Si may also need to negotiate licenses to patents or patent applications before or after introducing a commercial product. Quantum-Si may not be able to obtain necessary licenses to patents or patent applications, and its business may suffer if it is unable to enter into the necessary licenses on acceptable terms or at all, if any necessary licenses are subsequently terminated, if the licensor fails to abide by the terms of the license or fails to prevent infringement by third parties, or if the licensed intellectual property rights are found to be invalid or unenforceable.
Certain of Quantum-Si’s in-licensed patents are, and its future owned and in-licensed patents may be, subject to a reservation of rights by one or more third parties, including government march-in rights, that may limit its ability to exclude third parties from commercializing products similar or identical to Quantum-Si’s.
In addition, Quantum-Si’s owned and in-licensed patents may be subject to a reservation of rights by one or more third parties. For example, the U.S. government has certain rights, including march-in rights, to patent rights and technology funded by the U.S. government and licensed to Quantum-Si from Boreal and University of British Columbia. When new technologies are developed with government funding, in order to secure ownership of such patent rights, the recipient of such funding is required to comply with certain government regulations, including timely disclosing the inventions claimed in such patent rights to the U.S. government and timely electing title to such inventions. Any failure to timely elect title to such inventions may permit the U.S. government to, at any time, take title such inventions. Additionally, the U.S. government generally obtains certain rights in any resulting patents, including a non-exclusive license authorizing the government to use the invention or to have others use the invention on its behalf. If the government decides to exercise these rights, it is not required to engage us as its contractor in connection with doing so. These rights may permit the U.S. government to disclose Quantum-Si’s confidential information to third parties and to exercise march-in rights to use or allow third parties to use its licensed technology. The U.S. government can exercise its march-in rights if it determines that action is necessary because Quantum-Si fails to achieve practical application of the government-funded technology, because action is necessary to alleviate health or safety needs, to meet requirements of federal regulations, or to give preference to U.S. industry. In addition, Quantum-Si’s rights in such inventions may be subject to certain requirements to manufacture products embodying such inventions in the United States. Any exercise by the government of any of the foregoing rights could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects.
Quantum-Si’s products contain third-party open source software components and failure to comply with the terms of the underlying open source software licenses could restrict Quantum-Si’s ability to sell its products and provide third parties access to its proprietary software.
Quantum-Si’s products may contain software licensed by third parties under open source software licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source software licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source software licenses contain requirements that the licensee make its source code publicly available if the licensee creates modifications or derivative works using the open source software, depending on the type of open source software the licensee uses and how the licensee uses it. If Quantum-Si combine’s its proprietary software with open source software in a certain manner, it could, under certain open source software licenses, be required to release the source code of its proprietary software to the public for free. This would allow its competitors and other third parties to create similar products with less development effort and time and ultimately could result in a loss of its product sales and revenue, which could have a material adverse effect on Quantum-Si’s business, financial condition, results of operations and prospects. In addition, some companies that use third-party open source software have faced claims challenging their use of such open source software and their compliance with the terms of the applicable open source license. Quantum-Si may be subject to suits by third parties claiming ownership of what it believes to be open source software, or claiming non-compliance with the applicable open source licensing terms. Use of open source software may also present additional security risks because the public availability of such software may make it easier for hackers and other third parties to compromise or attempt to compromise our technology platform and systems.
Although Quantum-Si reviews its use of open source software to avoid subjecting our proprietary software to conditions it does not intend, the terms of many open source software licenses have not been interpreted by United States courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on Quantum-Si’s ability to commercialize its products and proprietary software. Moreover, Quantum-Si’s processes for monitoring and controlling its use of open source software in our products may not be effective. If Quantum-Si is held to have breached the terms of an open source software license, it could be subject to damages, required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer its products, to discontinue the sale of its products if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, its proprietary code, any of which could adversely affect its business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by Quantum-Si’s intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect its business or permit Quantum-Si to maintain its competitive advantage. For example:
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others may be able to make products that are similar to products and technologies Quantum-Si may develop or utilize similar technology that are not covered by the claims of the patents that it owns or licenses now or in the future;

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Quantum-Si, or our licensor(s), might not have been the first to make the inventions covered by the issued patent or pending patent application that it licenses or may own in the future;

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Quantum-Si, or its licensor(s), might not have been the first to file patent applications covering certain of its or their inventions;

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others may independently develop similar or alternative technologies or duplicate any of Quantum-Si’s technologies without infringing, misappropriating or otherwise violating Quantum-Si’s owned or licensed intellectual property rights;

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it is possible that Quantum-Si’s pending licensed patent applications or those that it may own in the future will not lead to issued patents;

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issued patents that Quantum-Si holds rights to may be held invalid or unenforceable, including as a result of legal challenges by its competitors;

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Quantum-Si’s competitors might conduct research and development activities in countries where it does not have patent rights and then use the information learned from such activities to develop competitive products for sale in its major commercial markets;

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Quantum-Si may not develop additional proprietary technologies that are patentable;

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the patents of others may harm Quantum-Si’s business; and

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Quantum-Si may choose not to file a patent for certain trade secrets or know-how, and a third party may subsequently file a patent covering such intellectual property.

Should any of these events occur, they could materially adversely affect Quantum-Si’s business, financial condition, results of operations and prospects.
Risk Factors Relating to HighCape and the Business Combination
Directors and officers of HighCape have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination and approval of the other proposals described in this proxy statement/prospectus.
When considering the recommendation of the HighCape Board that the HighCape stockholders vote in favor of approval of the Business Combination, HighCape stockholders should be aware that HighCape’s initial stockholders, including its directors and officers, have interests in the Business Combination that may be different from, or in addition to, the interests of HighCape stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by September 9, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the HighCape Board, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.
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There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by September 9, 2022. Our initial stockholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000.

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In connection with the closing of our initial public offering, we consummated the sale of 405,000 private placement units at a price of $10.00 per unit in a private placement to our Sponsor. Each unit is composed of one share of Class A common stock par value $0.0001 and one third of one warrant, at a price of $10.00 per unit. The warrants are each exercisable commencing the later of 30 days following the consummation of the Business Combination and 12 months from the closing of our initial public offering, which occurred on September 9, 2020, for one share of HighCape Class A common stock at $11.50 per share. If we do not consummate a business combination transaction by September 9, 2022, then the proceeds from the sale of the private placement units will be part of the liquidating distribution to the public stockholders and the units held by our initial stockholders will be worthless. The units held by our initial stockholders had an aggregate market value of approximately $4.5 million based upon the closing price of $11.12 per unit on Nasdaq on April 30, 2021.

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Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete a business combination by September 9, 2022.

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Concurrently with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, at a purchase price of $10.00 per share.

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Concurrently with the execution of the Business Combination Agreement, HighCape entered into the Subscription Agreements with the Foresite Funds, pursuant to which the Foresite Funds have agreed to purchase, immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock at a price of $0.001 per share for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.

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Certain of our officers and directors may continue to serve as directors of New Quantum-Si after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Quantum-Si Board determines to pay to its directors.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest earned on the Trust Account which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party or target which executed a waiver of any and all rights to the monies held in the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.
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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to HighCape and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by HighCape from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. No such expenses were incurred as of May 1, 2021.

The existence of financial and personal interests of the HighCape officers or directors and entities affiliated with them may have influenced their decision to approve the Business Combination. You should consider these interests when evaluating the Business Combination and the recommendation of the HighCape Board to vote in favor of the Business Combination Proposal and other proposals to be presented to the stockholders.
HighCape’s initial stockholders and its other directors and officers at the time of its initial public offering have agreed to vote in favor of the Business Combination, regardless of how our public stockholders vote.
In connection with our initial public offering, our Sponsor and our initial stockholders and our other directors and officers at the time of our initial public offering entered into a letter agreement to vote their founder shares and any public shares acquired by them during or after the initial public offering in favor of the Business Combination Proposal being presented at the Special Meeting, which was unanimously recommended by the HighCape Board. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement, pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). The shares held by our Sponsor, our other initial stockholders, our other directors and officers and Deerfield Partners, L.P. that are obligated to vote in favor of the Business Combination represent approximately 27% of the voting power of HighCape.
Accordingly, it is more likely that the necessary stockholder approval for the Business Combination will be received than would be the case if the Sponsor, our initial stockholders, our directors and officers and Deerfield Partners, L.P. had agreed to vote their shares in accordance with the majority of the votes cast by our public stockholders.
Neither the HighCape Board nor any committee thereof obtained a third-party valuation in determining whether or not to pursue the Business Combination.
Neither the HighCape Board nor any committee thereof is required to obtain an opinion from an independent investment bank that is a member of the Financial Industry Regulatory Authority, Inc. or from an independent accounting firm that the price that HighCape is paying for Quantum-Si is fair to HighCape from a financial point of view. Neither the HighCape Board nor any committee thereof obtained a third party valuation in connection with the Business Combination. In analyzing the Business Combination, the HighCape Board and management conducted due diligence on Quantum-Si and researched the industry in which Quantum-Si operates. The HighCape Board reviewed, among other things, financial due diligence materials prepared by HighCape management and professional advisors, including trading multiples and other valuation metrics for comparable companies, market opportunity studies conducted by an independent consulting firm engaged to assess the size and scope of the market for Quantum-Si’s products, Quantum-Si’s financial projections and the various factors that may cause the company to miss or exceed its projections and the financial terms set forth in the Business Combination Agreement, and concluded that the Business Combination was in the best interest of its stockholders. Accordingly, investors will be relying solely on the judgment of the HighCape Board and management in valuing Quantum-Si, and the HighCape Board and management may not have properly valued Quantum-Si’s business. The lack of a third-party valuation may also lead an increased number of stockholders to vote against the Business Combination or demand redemption of their shares, which could potentially impact our ability to consummate the Business Combination.
HighCape’s initial stockholders, directors, officers, advisors and their affiliates may elect to purchase shares or public warrants from public stockholders, which may influence a vote on the Business Combination and reduce the public “float” of our common stock.
HighCape’s initial stockholders, directors, officers, advisors or any of their affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by HighCape’s initial stockholders for nominal value. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds in the Trust Account will be used to purchase shares or public warrants in such transactions.
Entering into any such arrangements may have a depressive effect on public shares. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than market and may therefore be more likely to sell the shares it owns, either prior to or immediately after the Special Meeting.
If such transactions are effected, the consequence could be to cause the Business Combination to be approved in circumstances where such approval could not otherwise be obtained. Purchases of public shares by the persons described above would allow them to exert more influence over the approval of the proposals to be presented at the Special Meeting and would likely increase the chances that such proposals would be approved. In addition, if such purchases are made, the public “float” of our common stock or warrants may be reduced and the number of beneficial holders of our securities may be reduced, possibly making it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.
HighCape’s outstanding warrants will become exercisable for New Quantum-Si Class A common stock following the Business Combination, which will increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Following the Business Combination, there will be 3,833,333 outstanding public warrants to purchase 3,833,333 shares of New Quantum-Si Class A common stock at an exercise price of $11.50 per share, which warrants will become exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 9, 2020. In addition, there will be 135,000 private placement warrants outstanding exercisable for 135,000 shares of New Quantum-Si Class A common stock at an exercise price of $11.50 per share. In certain circumstances, the public warrants and private placement warrants may be exercised on a cashless basis. To the extent such warrants are exercised, additional shares of New Quantum-Si Class A common stock will be issued, which will result in dilution to the holders of New Quantum-Si Class A common stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market could adversely affect the market price of New Quantum-Si Class A common stock, the impact of which is increased as the value of our stock price increases.
HighCape’s warrants are accounted for as liabilities and the changes in value of HighCape’s warrants could have a material effect on its financial results.
On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing HighCape’s warrants. As a result of the SEC Statement, HighCape reevaluated the accounting treatment of its 3,833,333 public warrants and 135,000 private placement warrants, and determined to classify the warrants as derivative liabilities measured at fair value, with changes in fair value each period reported in earnings.
As a result, included on HighCape’s balance sheet as of December 31, 2020 contained elsewhere in this proxy statement/prospectus are derivative liabilities related to HighCape’s warrants. Accounting Standards Codification 815, Derivatives and Hedging (“ASC 815”), provides for the remeasurement of the fair value of such derivatives at each balance sheet date, with a resulting non-cash gain or loss related to the change in the fair value being recognized in earnings in the statement of operations. As a result of the recurring fair value measurement, New Quantum-Si’s financial statements and results of operations may fluctuate quarterly, based on factors that are outside of its control. Due to the recurring fair value measurement, it is expected that New Quantum-Si will recognize non-cash gains or losses on the warrants each reporting period and that the amount of such gains or losses could be material.
HighCape has identified a material weakness in its internal control over financial reporting as of December 31, 2020. If the combined company is unable to develop and maintain an effective system of internal control over financial reporting, the combined company may not be able to accurately report its financial results in a timely manner, which may adversely affect investor confidence in the combined company and materially and adversely affect its business and operating results.
Following this issuance of the SEC Statement, on April 12, 2021, after consultation with HighCape’s independent registered public accounting firm, HighCape’s management and its audit committee concluded that, in light of the SEC Statement, it was appropriate to restate HighCape’s previously issued audited financial statements as of and for the period ended December 31, 2020 (the “Restatement”). See “— HighCape’s warrants are accounted for as liabilities and the changes in value of HighCape’s warrants could have a material effect on its financial results.” As part of such process, HighCape identified a material weakness in its internal controls over financial reporting.
A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented, or detected and corrected on a timely basis.
Effective internal controls are necessary for the combined company to provide reliable financial reports and prevent fraud. HighCape continues to evaluate steps to remediate the material weakness. These remediation measures may be time consuming and costly and there is no assurance that these initiatives will ultimately have the intended effects.
If HighCape or New Quantum-Si identify any new material weaknesses in the future, any such newly identified material weakness could limit its ability to prevent or detect a misstatement of its accounts or disclosures that could result in a material misstatement of its annual or interim financial statements. In such case, HighCape or New Quantum-Si may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in HighCape’s or New Quantum-Si’s financial reporting and its stock price may decline as a result. HighCape cannot assure you that the measures HighCape has taken to date, or any measures that may be taken in the future, will be sufficient to avoid potential future material weaknesses.
HighCape, and following the Business Combination, New Quantum-Si, may face litigation and other risks as a result of the material weakness in its internal control over financial reporting.
Following the issuance of the SEC Statement, after consultation with its independent registered public accounting firm, HighCape’s management and its audit committee concluded that it was appropriate to restate its previously issued audited financial statements as of December 31, 2020 and for the period from June 10, 2020 (inception) through December 31, 2020 and HighCape’s unaudited financial statements as of September 9, 2020 and as of and for the periods ended September 30, 2020. See “— HighCape’s warrants are accounted for as liabilities and the changes in value of HighCape’s warrants could have a material effect on its financial results.” As part of the Restatement, HighCape identified a material weakness in its internal controls over financial reporting.
As a result of such material weakness, the Restatement, the change in accounting for the warrants, and other matters raised or that may in the future be raised by the SEC, HighCape and New Quantum-Si face potential for litigation or other disputes which may include, among others, claims invoking the federal and state securities laws, contractual claims or other claims arising from the Restatement and material weaknesses in its internal control over financial reporting and the preparation of its financial statements. As of the date of this proxy statement/prospectus, HighCape has no knowledge of any such litigation or dispute. However, HighCape can provide no assurance that such litigation or dispute will not arise in the future. Any such litigation or dispute, whether successful or not, could have a material adverse effect on HighCape’s and New Quantum-Si’s business, results of operations and financial condition or HighCape’s ability to complete the Business Combination.
Even if we consummate the Business Combination, there can be no assurance that the warrants will be in the money at the time they become exercisable, and they may expire worthless.
The exercise price for the outstanding warrants is $11.50 per share of New Quantum-Si Class A common stock. There can be no assurance that the warrants will be in the money following the time they become exercisable and prior to their expiration, and as such, the warrants may expire worthless.
Our stockholders will experience immediate dilution as a consequence of the issuance of shares of New Quantum-Si Class A common stock in the Transactions. Having a minority share position may reduce the influence that our current stockholders have on the management of New Quantum-Si.
Assuming that no public stockholders exercise their redemption rights in connection with the Business Combination, immediately after the consummation of the Business Combination based on an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021, HighCape’s public stockholders will hold 11,500,000 shares of New Quantum-Si Class A common stock, or approximately 8.4% of the total outstanding New Quantum-Si common stock representing 2.2% of the voting power following the Business Combination.
There are currently outstanding an aggregate of 3,968,333 warrants to acquire shares of HighCape Class A common stock, which comprise 135,000 private placement warrants held by HighCape’s initial stockholders at the time of HighCape’s initial public offering and 3,833,333 public warrants. Each of HighCape’s outstanding whole warrants is exercisable commencing the later of 30 days following the Closing and 12 months from the closing of our initial public offering, which occurred on September 9, 2020, for one share of HighCape Class A common stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of HighCape Class A common stock is issued as a result of such exercise, with payment of the exercise price of $11.50 per share, our fully-diluted share capital would increase by a total of 3,968,333 shares, with approximately $45.6 million paid to us to exercise the warrants.

Subsequent to the consummation of the Business Combination, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.
Although HighCape has conducted due diligence on Quantum-Si, HighCape cannot assure you that this diligence revealed all material issues that may be present in its business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of HighCape’s, New Quantum-Si’s or Quantum-Si’s control will not later arise. As a result, New Quantum-Si may incur additional costs and expenses and may be forced to later write-down or write-off assets, restructure its operations or incur impairment or other charges that could result in losses. Even if the due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that New Quantum-Si reports charges of this nature could contribute to negative market perceptions about New Quantum-Si or its securities. In addition, charges of this nature may cause New Quantum-Si to violate net worth or other covenants to which it may be subject. Accordingly, any HighCape stockholders or warrant holders could suffer a reduction in the value of their securities.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of our securities may decline.
If the benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of HighCape’s securities prior to the Closing may decline. The market values of HighCape’s securities at the time of the Business Combination may vary significantly from their prices on the date the Business Combination Agreement was executed, the date of this proxy statement/prospectus, or the date on which HighCape stockholders vote on the Business Combination. The number of shares to be issued pursuant to the Business Combination Agreement is based on the Exchange Ratio, which is assumed to be 0.7945 shares of New Quantum-Si common stock per share of Quantum-Si common stock based on an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021, and will not be adjusted based on any changes in the market price of HighCape Class A common stock.
In addition, following the release of cash from the Trust Account in connection with the Closing, fluctuations in the price of New Quantum-Si’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for the stock of Quantum-Si and trading in the shares of HighCape Class A common stock has not been active. Accordingly, the valuation ascribed to Quantum-Si in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for our securities develops and continues, the trading price of New Quantum-Si securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond our control. Any of the factors listed below could have a material adverse effect on your investment in HighCape securities and New Quantum-Si securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of our securities may not recover and may experience a further decline.
Factors affecting the trading price of New Quantum-Si’s securities may include:
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actual or anticipated fluctuations in New Quantum-Si’s quarterly financial results or the quarterly financial results of companies perceived to be similar to New Quantum-Si;

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changes in the market’s expectations about New Quantum-Si’s operating results;

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success of competitors;

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operating results failing to meet the expectations of securities analysts or investors in a particular period;

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changes in financial estimates and recommendations by securities analysts concerning New Quantum-Si or the industry in which New Quantum-Si operates in general;

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operating and stock price performance of other companies that investors deem comparable to New Quantum-Si;

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the commercial launch of New Quantum-Si’s products on expected timelines;

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ability to market new and enhanced products and services on a timely basis;

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changes in laws and regulations affecting New Quantum-Si’s business;

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commencement of, or involvement in, litigation involving New Quantum-Si;

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changes in New Quantum-Si’s capital structure, such as future issuances of securities or the incurrence of additional debt;

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the volume of shares of New Quantum-Si Class A common stock available for public sale;

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any major change in New Quantum-Si’s board or management or to key personnel;

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sales of substantial amounts of New Quantum-Si Class A common stock by HighCape’s or New Quantum-Si’s directors, executive officers or significant stockholders or the perception that such sales could occur;

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any material and adverse impact of the COVID-19 pandemic on the markets and the broader global economy; and

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general economic and political conditions such as recessions, interest rates, fuel prices, international currency fluctuations and acts of war or terrorism.

Broad market and industry factors may materially harm the market price of our securities irrespective of our operating performance. The stock market in general, and Nasdaq specifically, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. As a result of this volatility, you may not be able to sell your securities at or above the price at which they were acquired. A loss of investor confidence in the market for the stocks of other companies which investors perceive to be similar to New Quantum-Si could depress its stock price regardless of New Quantum-Si’s business, prospects, financial conditions or results of operations. A decline in the market price of New Quantum-Si’s securities also could adversely affect its ability to issue additional securities and its ability to obtain additional financing in the future.
Our ability to successfully effect the Business Combination and to be successful thereafter will be dependent upon the efforts of key personnel of New Quantum-Si, some of whom may be from HighCape and Quantum-Si, and some of whom may join New Quantum-Si following the Business Combination. The loss of key personnel or the hiring of ineffective personnel after the Business Combination could negatively impact the operations and profitability of New Quantum-Si.
Our ability to successfully effect the Business Combination and be successful thereafter will be dependent upon the efforts of our key personnel. Although some of HighCape’s key personnel may remain with New Quantum-Si in advisory positions following the Business Combination, we expect New Quantum-Si’s current management to remain in place. We cannot assure you that we will be successful in integrating and retaining such key personnel, or in identifying and recruiting additional key individuals we determine may be necessary following the Business Combination.
We did not obtain a fairness opinion with respect to Quantum-Si and as a result, the terms may not align from a financial point of view with the expectations of Public Stockholders.
In analyzing the Business Combination, the HighCape Board conducted significant due diligence on Quantum-Si. For a complete discussion of the factors utilized by the HighCape Board in approving the Business Combination, see the section entitled, “The Business Combination Proposal — HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination.” We have no obligation to obtain a fairness opinion and we did not obtain a fairness option in connection with the Business Combination Agreement with Quantum-Si. The HighCape Board believes because of the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders and that Quantum-Si’s fair market value was at least 80% of the value of the assets held in the Trust Account. Accordingly, investors will be relying on the judgment of the HighCape Board in approving the Business Combination, which may be mistaken in its assessment of Quantum-Si.
New Quantum-Si’s actual financial position and results of operations may differ materially from the unaudited pro forma financial information included in this proxy statement/prospectus.
The unaudited pro forma condensed combined financial information included in this proxy statement/prospectus is presented for illustrative purposes only and is not necessarily indicative of what New Quantum-Si’s actual financial position or results of operations would have been had the Business Combination been completed on the dates indicated. Accordingly, such pro forma financial information may not be indicative of New Quantum-Si’s future operating or financial performance and New Quantum-Si’s actual financial condition and results of operations may vary materially from our pro forma results of operations and balance sheet contained elsewhere in this proxy statement/prospectus, including as a result of such assumptions not being accurate. Additionally, the final acquisition accounting adjustments could differ materially from the unaudited pro forma adjustments presented in this proxy statement/prospectus. Any increase or decrease in the fair value of the assets acquired and liabilities assumed, as compared to the information shown herein, could also change the portion of the purchase consideration allocable to goodwill and could impact the operating results of New Quantum-Si following the Business Combination due to differences in the allocation of the purchase consideration, depreciation and amortization related to some of these assets and liabilities. The unaudited pro forma condensed combined financial information does not give effect to any anticipated synergies, operating efficiencies or cost savings that may be associated with the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information” for more information.
We are an emerging growth company and a smaller reporting company within the meaning of the Securities Act, and if we take advantage of certain exemptions from disclosure requirements available to “emerging growth companies” or “smaller reporting companies,” this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.
We are an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. As a result, our stockholders may not have access to certain information they may deem important. We could be an emerging growth company for up to five years, although circumstances could cause us to lose that status earlier, including if the market value of our common stock held by non-affiliates exceeds $700 million as of the end of any second quarter of a fiscal year, in which case we would no longer be an emerging growth company as of the last day of such fiscal year. We cannot predict whether investors will find our securities less attractive because we will rely on these exemptions. If some investors find our securities less attractive as a result of our reliance on these exemptions, the trading prices of our securities may be lower than they otherwise would be, there may be a less active trading market for our securities and the trading prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a registration statement under the Securities Act declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with another public company that is not an emerging growth company or is an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Additionally, we are a “smaller reporting company” as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (i) the market value of our common stock held by non-affiliates is greater than or equal to $250 million as of the end of that fiscal year’s second fiscal quarter, and (ii) our annual revenues are greater than or equal to $100 million during the last completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the end of that fiscal year’s second fiscal quarter. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.
There can be no assurance that the New Quantum-Si Class A common stock issued in connection with the Business Combination will be approved for listing on Nasdaq, or that we will be able to comply with the continued listing standards of Nasdaq.
New Quantum-Si Class A common stock and warrants are expected to be listed on Nasdaq following the Business Combination. New Quantum-Si’s continued eligibility for listing may depend on the number of our shares that are redeemed. If, after the Business Combination, Nasdaq delists New Quantum-Si Class A common stock from trading on its exchange for failure to meet the listing standards, we and our stockholders could face significant material adverse consequences including:
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a limited availability of market quotations for our securities;

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a determination that New Quantum-Si Class A common stock is a “penny stock,” which will require brokers trading in New Quantum-Si Class A common stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for New Quantum-Si Class A common stock;

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a limited amount of analyst coverage; and

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a decreased ability to issue additional securities or obtain additional financing in the future.

If New Quantum-Si fails to maintain an effective system of internal control over financial reporting, New Quantum-Si may not be able to accurately report its financial results or prevent fraud. As a result, New Quantum-Si stockholders could lose confidence in New Quantum-Si’s financial and other public reporting, which would harm its business and the trading price of the New Quantum-Si Class A common stock.
Effective internal control over financial reporting is necessary for New Quantum-Si to provide reliable financial reports and, together with adequate disclosure controls and procedures, is designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause New Quantum-Si to fail to meet its reporting obligations. In addition, any testing by New Quantum-Si, as and when required, conducted in connection with Section 404 of the Sarbanes-Oxley Act (“Section 404”) or any subsequent testing by New Quantum-Si’s independent registered public accounting firm, as and when required, may reveal deficiencies in New Quantum-Si’s internal control over financial reporting that are deemed to be significant deficiencies or material weaknesses or that may require prospective or retroactive changes to its financial statements or identify other areas for further attention or improvement. Inferior internal controls could also cause investors to lose confidence in the New Quantum-Si’s reported financial information, which could have a negative effect on the trading price of the New Quantum-Si Class A common stock.
Pursuant to Section 404, New Quantum-Si will be required to furnish a report by its management on New Quantum-Si’s internal control over financial reporting. However, while New Quantum-Si remains an emerging growth company, New Quantum-Si will not be required to include an attestation report on internal control over financial reporting issued by its independent registered public accounting firm. To achieve compliance with Section 404 within the prescribed period, New Quantum-Si will be engaged in a process to document and evaluate its internal control over financial reporting, which is both costly and challenging.

In this regard, New Quantum-Si will need to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, take steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite its efforts, there is a risk that neither New Quantum-Si, nor New Quantum-Si’s independent registered public accounting firm once New Quantum-Si is required to obtain an attestation report on internal control over financial reporting from such firm, will be able to conclude within the prescribed timeframe that New Quantum-Si’s internal control over financial reporting is effective as required by Section 404. This could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of the New Quantum-Si’s financial statements.
If third parties bring claims against us, the proceeds held in the Trust Account could be reduced and the per share redemption amount received by stockholders may be less than $10.00 per share (which was the offering price in our initial public offering).
Our placing of funds in the Trust Account may not protect those funds from third-party claims against us. Although we will seek to have all vendors, service providers (other than our independent registered public accounting firm), prospective target businesses and other entities with which we do business execute agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of our public stockholders, such parties may not execute such agreements, or even if they execute such agreements they may not be prevented from bringing claims against the Trust Account, including, but not limited to, fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against our assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, our management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to us than any alternative.
Examples of possible instances where we may engage a third party that refuses to execute a waiver include the engagement of a third party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the Trust Account for any reason. Upon redemption of our public shares, if we are unable to complete the Business Combination within the prescribed time frame, or upon the exercise of a redemption right in connection with the Business Combination, we will be required to provide for payment of claims of creditors that were not waived that may be brought against us within the ten years following redemption. Accordingly, the per share redemption amount received by public stockholders could be less than the $10.00 per share initially held in the Trust Account, due to claims of such creditors. We have not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations to us and believe that the Sponsor’s only assets are securities of HighCape and, therefore, the Sponsor may not be able to satisfy those obligations. We have not asked the Sponsor to reserve for such obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, we may not be able to complete the Business Combination, and you would receive such lesser amount per public share in connection with any redemption of your public shares. None of our officers or directors will indemnify us for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
Our directors may decide not to enforce the indemnification obligations of our Sponsor, resulting in a reduction in the amount of funds in the Trust Account available for distribution to our public stockholders.
Our Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.00 per public share and (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters of our initial public offering against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, our Sponsor will not be responsible to the extent of any liability for such third party claims. While we currently expect that our independent directors would take legal action on our behalf against the Sponsor to enforce its indemnification obligations to us, it is possible that our independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. If our independent directors choose not to enforce these indemnification obligations, the amount of funds in the Trust Account available for distribution to our public stockholders may be reduced below $10.00 per share.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the claims of creditors in such proceeding may have priority over the claims of our stockholders and the per share amount that would otherwise be received by our stockholders in connection with our liquidation may be reduced.
If, before distributing the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in our bankruptcy estate and subject to the claims of third parties with priority over the claims of our stockholders. To the extent any bankruptcy claims deplete the Trust Account, the per share amount that would otherwise be received by our stockholders in connection with our liquidation would be reduced.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, a bankruptcy court may seek to recover such proceeds, and the members of the HighCape Board may be viewed as having breached their fiduciary duties to our creditors, thereby exposing members of the HighCape Board and us to claims of punitive damages.
The Current Charter states that we must complete our initial business combination by September 9, 2022. If we have not completed an initial business combination by then (or such later date as our stockholders may approve in accordance with the Current Charter), we will: (i) cease all operations except for the purpose of winding up; (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any); and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and the HighCape Board, liquidate and dissolve, subject in each case to our obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. In such case, our public stockholders may only receive approximately $10.00 per share and our warrants will expire worthless.
If, after we distribute the proceeds in the Trust Account to our public stockholders, we file a bankruptcy petition or an involuntary bankruptcy petition is filed against us that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by our stockholders. In addition, the HighCape Board may be viewed as having breached its fiduciary duty to our creditors and/or having acted in bad faith by paying public stockholders from the Trust Account prior to addressing the claims of creditors, thereby exposing itself and us to claims of punitive damages.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares.
Our stockholders may be held liable for claims by third parties against us to the extent of distributions received by them upon redemption of their shares. Under the DGCL, stockholders may be held liable for claims by third parties against a corporation to the extent of distributions received by them in a dissolution. The pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering may be considered a liquidating distribution under Delaware law. If a corporation complies with certain procedures set forth in Section 280 of the DGCL intended to ensure that it makes reasonable provision for all claims against it, including a 60-day notice period during which any third-party claims can be brought against the corporation, a 90-day period during which the corporation may reject any claims brought, and an additional 150-day waiting period before any liquidating distributions are made to stockholders, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would be barred after the third anniversary of the dissolution. However, it is our intention to redeem our public shares as soon as reasonably possible following the 24th month from the closing of our initial public offering in the event we do not complete our initial business combination and, therefore, we do not intend to comply with those procedures.
Because we do not intend to comply with Section 280, Section 281(b) of the DGCL requires us to adopt a plan, based on facts known to us at such time that will provide for our payment of all existing and pending claims or claims that may be potentially brought against us within the 10 years following our dissolution. However, because we are a blank check company, rather than an operating company, and our operations are limited to searching for prospective target businesses to acquire, the only likely claims to arise would be from our vendors (such as lawyers, investment bankers, consultants, etc.) or prospective target businesses. If our plan of distribution complies with Section 281(b) of the DGCL, any liability of stockholders with respect to a liquidating distribution is limited to the lesser of such stockholder’s pro rata share of the claim or the amount distributed to the stockholder, and any liability of the stockholder would likely be barred after the third anniversary of the dissolution.
We cannot assure you that we will properly assess all claims that may be potentially brought against us. As such, our stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of our stockholders may extend beyond the third anniversary of such date. Furthermore, if the pro rata portion of our Trust Account distributed to our public stockholders upon the redemption of our public shares in the event we do not complete our initial business combination within 24 months from the closing of our initial public offering is not considered a liquidating distribution under Delaware law and such redemption distribution is deemed to be unlawful, then pursuant to Section 174 of the DGCL, the statute of limitations for claims of creditors could then be six years after the unlawful redemption distribution, instead of three years, as in the case of a liquidating distribution.
If our stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their shares of HighCape Class A common stock for a pro rata portion of the Trust Account.
Holders of public shares are not required to affirmatively vote against the Business Combination Proposal in order to exercise their rights to redeem their shares for a pro rata portion of the Trust Account. In order to exercise their redemption rights, they are required to submit a request in writing and deliver their stock (either physically or electronically) to the Transfer Agent by                 , New York City time, on           , 2021. Stockholders electing to redeem their shares will receive their pro rata portion of the funds held in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, calculated as of two business days prior to the anticipated consummation of the Business Combination.
The ability of HighCape stockholders to exercise redemption rights with respect to a large number of shares could increase the probability that the Business Combination would be unsuccessful and that stockholders would have to wait for liquidation in order to redeem their stock.
At the time we entered into the Business Combination Agreement and related agreements for the Business Combination, we did not know how many stockholders would exercise their redemption rights, and therefore we structured the Business Combination based on our expectations as to the number of shares that will be submitted for redemption. The Business Combination Agreement requires us to have at least

$160.0 million of aggregate cash proceeds comprising (i) the aggregate cash proceeds available for release to any HighCape Party from the Trust Account in connection with the transactions contemplated by the Business Combination Agreement (after giving effect to any redemptions of public shares, if any) and (ii) the aggregate cash proceeds actually received by HighCape with respect to the PIPE Financing. The above considerations may limit our ability to complete the Business Combination or optimize our capital structure.
If you or a “group” of stockholders of which you are a part are deemed to hold in excess of 20% of the HighCape Class A common stock, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 20% of HighCape Class A common stock.
A public stockholder, together with any of his, her or its affiliates or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the HighCape Class A common stock, or the “Excess Shares,” without HighCape’s prior consent. However, the stockholders’ ability to vote all of their shares (including Excess Shares) for or against the Business Combination will not be restricted. Your inability to redeem the Excess Shares will reduce your influence over HighCape’s ability to consummate the Business Combination and you could suffer a material loss on your investment in HighCape if you sell such Excess Shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such Excess Shares if HighCape consummates the Business Combination. As a result, you will continue to hold that number of shares exceeding 20% of the Class A common stock and, in order to dispose of such Excess Shares, would be required to sell your stock in open market transactions, potentially at a loss.
HighCape does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for us to complete the Business Combination even if a substantial majority of HighCape’s stockholders do not agree.
HighCape’s existing governance documents do not provide a specified maximum redemption threshold, except that HighCape will only redeem public shares so long as, after payment of the deferred underwriting commissions and after such redemptions, HighCape’s net tangible assets will be at least $5,000,001 after giving effect to the Transactions (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act).
As a result, HighCape may be able to complete the Business Combination even though a substantial majority of public stockholders do not agree with the transaction and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, officers, directors, advisors or any of their affiliates. HighCape will file or submit a Current Report on Form 8-K to disclose any material arrangements entered into or significant purchases made by any of the aforementioned persons that would affect the vote on the proposals to be put to the Special Meeting or the redemption threshold. Any such report will include descriptions of any arrangements entered into or significant purchases by any of the aforementioned persons. In the event the aggregate cash consideration we would be required to pay for all shares of HighCape common stock that are validly submitted for redemption plus any amount required to satisfy the Aggregate Transaction Proceeds Condition pursuant to the terms of the Business Combination Agreement exceeds the aggregate amount of cash available to us, we will not complete the Business Combination or redeem any shares, all shares of common stock submitted for redemption will be returned to the holders thereof, and we instead may search for an alternate business combination.
The Business Combination is subject to conditions, including certain conditions that may not be satisfied on a timely basis, if at all.
The completion of the Business Combination is subject to a number of conditions. The completion of the Business Combination is not assured and is subject to risks, including the risk that approval of the Business Combination by HighCape stockholders is not obtained or that there are not sufficient funds in the Trust Account, in each case subject to certain terms specified in the Business Combination Agreement (as described under “The Business Combination Agreement — Conditions to Closing”), or that other Closing conditions are not satisfied. If HighCape does not complete the Business Combination, HighCape could be subject to several risks, including:

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the parties may be liable for damages to one another under the terms and conditions of the Business Combination Agreement;

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negative reactions from the financial markets, including declines in the price of HighCape Class A common stock due to the fact that current prices may reflect a market assumption that the Business Combination will be completed; and

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the attention of our management will have been diverted to the Business Combination rather than the pursuit of other opportunities in respect of an initial business combination.

The exercise of HighCape’s directors’ and executive officers’ discretion in agreeing to changes or waivers in the terms of the Business Combination may result in a conflict of interest when determining whether such changes to the terms of the Business Combination or waivers of conditions are appropriate and in HighCape’s stockholders’ best interest.
In the period leading up to the Closing of the Business Combination, events may occur that, pursuant to the Business Combination Agreement, would require HighCape to agree to amend the Business Combination Agreement, to consent to certain actions taken by Quantum-Si or to waive rights that HighCape is entitled to under the Business Combination Agreement. Such events could arise because of changes in the course of Quantum-Si’s business, a request by Quantum-Si to undertake actions that would otherwise be prohibited by the terms of the Business Combination Agreement or the occurrence of other events that would entitle HighCape to terminate the Business Combination Agreement. In any of such circumstances, it would be at HighCape’s discretion, acting through the HighCape Board, to grant its consent or waive those rights. The existence of financial and personal interests of one or more of the directors or officers described in the preceding risk factors may result in a conflict of interest on the part of such director(s) or officer(s) between what he or they may believe is best for HighCape and its stockholders and what he or they may believe is best for himself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, HighCape does not believe there will be any changes or waivers that HighCape’s directors and executive officers would be likely to make after stockholder approval of the Business Combination Proposal has been obtained. While certain changes could be made without further stockholder approval, HighCape will circulate a new or amended proxy statement/prospectus and resolicit HighCape’s stockholders if changes to the terms of the transaction that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
Because New Quantum-Si will be a “controlled company” within the meaning of the Nasdaq rules, our stockholders may not have certain corporate governance protections that are available to stockholders of companies that are not controlled companies.
So long as more than 50% of the voting power for the election of directors of New Quantum-Si is held by an individual, a group or another company, New Quantum-Si will qualify as a “controlled company” within the meaning of the Nasdaq corporate governance standards. Following the completion of the Business Combination, Dr. Rothberg will control over 80.3% of the voting power of our outstanding capital stock. As a result, New Quantum-Si will be a “controlled company” within the meaning of the Nasdaq corporate governance standards and will not be subject to the requirements that would otherwise require us to have: (i) a majority of independent directors; (ii) a nominating committee comprised solely of independent directors; (iii) compensation of our executive officers determined by a majority of the independent directors or a compensation committee comprised solely of independent directors; and (iv) director nominees selected, or recommended for the Board’s selection, either by a majority of the independent directors or a nominating committee comprised solely of independent directors.
Dr. Rothberg may have his interest in New Quantum-Si diluted due to future equity issuances or his own actions in selling shares of New Quantum-Si Class B common stock, in each case, which could result in a loss of the “controlled company” exemption under the Nasdaq listing rules. New Quantum-Si would then be required to comply with those provisions of the Nasdaq listing requirements.
The dual class structure of New Quantum-Si common stock will have the effect of concentrating voting power with New Quantum-Si’s Chairman of the Board and Founder, which will limit an investor’s ability to influence the outcome of important transactions, including a change in control.
Shares of New Quantum-Si Class B common stock will have 20 votes per share, while shares of New Quantum-Si Class A common stock will have one vote per share. Upon the consummation of the Business

Combination, Dr. Rothberg will hold all of the issued and outstanding shares of New Quantum-Si Class B common stock. Accordingly, upon the consummation of the Business Combination, Dr. Rothberg will hold over 80.3% of the voting power of New Quantum-Si’s capital stock and will be able to control matters submitted to our stockholders for approval, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions. Dr. Rothberg may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Quantum-Si, could deprive our stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Quantum-Si, and might ultimately affect the market price of shares of New Quantum-Si Class A common stock. If additional shares of New Quantum-Si Class B common stock are issued, your shares and your votes may be significantly diluted. For information about our dual class structure, see the section titled “Description of New Quantum-Si Securities.”
We cannot predict the impact New Quantum-Si’s dual class structure may have on the stock price of New Quantum-Si Class A common stock.
We cannot predict whether New Quantum-Si’s dual class structure will result in a lower or more volatile market price of New Quantum-Si Class A common stock or in adverse publicity or other adverse consequences. For example, certain index providers have announced restrictions on including companies with multiple-class share structures in certain of their indexes. Under these policies, our dual class capital structure would make us ineligible for inclusion in certain indices, and as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices will not be investing in our stock. It is unclear what effect, if any, these policies will have on the valuations of publicly traded companies excluded from such indices, but it is possible that they may depress valuations, as compared to similar companies that are included. As a result, the market price of shares of New Quantum-Si Class A common stock could be adversely affected.
Delaware law and provisions in New Quantum-Si’s certificate of incorporation and bylaws could make a takeover proposal more difficult.
If the Business Combination is consummated, New Quantum-Si’s organizational documents will be governed by Delaware law. Certain provisions of Delaware law and of New Quantum-Si’s certificate of incorporation and bylaws could discourage, delay, defer or prevent a merger, tender offer, proxy contest or other change of control transaction that a stockholder might consider in its best interest, including those attempts that might result in a premium over the market price for the shares of New Quantum-Si Class A common stock held by New Quantum-Si’s stockholders. These provisions provide for, among other things:
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the ability of New Quantum-Si’s board of directors to issue one or more series of preferred stock;

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stockholder action by written consent only until the first time when Dr. Rothberg ceases to beneficially own a majority of the voting power of the capital stock of New Quantum-Si;

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certain limitations on convening special stockholder meetings;

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advance notice for nominations of directors by stockholders and for stockholders to include matters to be considered at New Quantum-Si’s annual meetings;

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amendment of certain provisions of the organizational documents only by the affirmative vote of (i) a majority of the voting power of the capital stock of New Quantum-Si so long as Dr. Rothberg beneficially owns shares representing a majority of the voting power of the capital stock of New Quantum-Si and (ii) at least two-thirds of the voting power of the capital stock from and after the time that Dr. Rothberg ceases to beneficially own shares representing a majority of the voting power of the voting stock of New Quantum-Si; and

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a dual-class common stock structure with 20 votes per share of New Quantum-Si Class B common stock, the result of which is that upon the Business Combination, Dr. Rothberg will have the ability to control the outcome of matters requiring stockholder approval, even though Dr. Rothberg will own less than a majority of the outstanding shares of New Quantum-Si’s capital stock.

These anti-takeover provisions as well as certain provisions of Delaware law could make it more difficult for a third party to acquire New Quantum-Si, even if the third party’s offer may be considered beneficial by many of New Quantum-Si’s stockholders. As a result, New Quantum-Si’s stockholders may be limited in their ability to obtain a premium for their shares. If prospective takeovers are not consummated for any reason, New Quantum-Si may experience negative reactions from the financial markets, including negative impacts on the price of New Quantum-Si common stock. These provisions could also discourage proxy contests and make it more difficult for New Quantum-Si’s stockholders to elect directors of their choosing and to cause New Quantum-Si to take other corporate actions that New Quantum-Si’s stockholders desire. See “Description of New Quantum-Si Securities.”
New Quantum-Si’s certificate of incorporation designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings and the federal district courts as the sole and exclusive forum for other types of actions and proceedings, in each case, that may be initiated by New Quantum-Si’s stockholders, which could limit New Quantum-Si’s stockholders’ ability to obtain what such stockholders believe to be a favorable judicial forum for disputes with New Quantum-Si or New Quantum-Si’s directors, officers or other employees.
If the Business Combination is consummated, New Quantum-Si’s certificate of incorporation will provide that, unless New Quantum-Si consents to the selection of an alternative forum, any (i) derivative action or proceeding brought on behalf of New Quantum-Si; (ii) action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer or other employee or stockholder of New Quantum-Si; (iii) action asserting a claim against New Quantum-Si or any director or officer arising pursuant to any provision of the DGCL or New Quantum-Si’s certificate of incorporation or New Quantum-Si’s bylaws; or (iv) action to interpret, apply, enforce, or determine the validity of any provisions in the certificate of incorporation of bylaws; or (v) action asserting a claim against New Quantum-Si or any director or officer of New Quantum-Si governed by the internal affairs doctrine, shall, to the fullest extent permitted by law, be exclusively brought in the Court of Chancery of the State of Delaware or, if such court does not have subject matter jurisdiction thereof, the federal district court of the State of Delaware. Subject to the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act. Any person or entity purchasing or otherwise acquiring an interest in any shares of New Quantum-Si’s capital stock shall be deemed to have notice of and to have consented to the forum provisions in New Quantum-Si’s certificate of incorporation. These choice-of-forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that he, she or it believes to be favorable for disputes with New Quantum-Si or New Quantum-Si’s directors, officers or other employees or stockholders, which may discourage such lawsuits. We note that there is uncertainty as to whether a court would enforce these provisions and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Section 22 of the Securities Act creates concurrent jurisdiction for state and federal courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.
Alternatively, if a court were to find these provisions of New Quantum-Si’s certificate of incorporation inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, New Quantum-Si may incur additional costs associated with resolving such matters in other jurisdictions, which could materially adversely affect New Quantum-Si’s business, financial condition and results of operations and result in a diversion of the time and resources of New Quantum-Si’s management and board of directors.

INFORMATION ABOUT THE PARTIES TO THE BUSINESS COMBINATION
HighCape
HighCape is a blank check company whose business purpose is to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. For more information regarding HighCape, see the section titled “Other Information Related to HighCape.”
Merger Sub
Merger Sub is a wholly-owned subsidiary of HighCape formed solely for the purpose of effecting the Business Combination. Merger Sub was incorporated under the DGCL on February 12, 2021. Merger Sub owns no material assets and does not operate any business.
Quantum-Si
Quantum-Si Incorporated is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell.

THE SPECIAL MEETING
Overview
This proxy statement/prospectus is being provided to HighCape stockholders as part of a solicitation of proxies by the HighCape Board for use at the Special Meeting to be convened on           , 2021 and at any adjournments or postponements of such meeting. This proxy statement/prospectus is being furnished to HighCape stockholders on or about                 , 2021. In addition, this proxy statement/prospectus constitutes a prospectus for New Quantum-Si in connection with the issuance by New Quantum-Si of New Quantum-Si common stock to be delivered to Quantum-Si’s stockholders in connection with the Business Combination.
Date, Time and Place of the Special Meeting
The Special Meeting will be held at         , New York City time, on           , 2021. Stockholders may attend, vote and examine the list of HighCape stockholders entitled to vote at the Special Meeting by visiting https://www.cstproxy.com/highcape/sm2021 and entering the 16-digit control number found on their proxy card, voting instruction form or notice they previously received. In light of public health concerns regarding the ongoing COVID-19 pandemic, the Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically.
Proposals
At the Special Meeting, HighCape stockholders will vote upon:
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the Business Combination Proposal;

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the Charter Amendment Proposal, including the Advisory Charter Amendment Proposals;

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the Nasdaq Proposal;

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the Director Election Proposal;

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the Equity Incentive Plan Proposal; and

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the Adjournment Proposal.

HIGHCAPE’S BOARD OF DIRECTORS HAS UNANIMOUSLY DETERMINED THAT THE BUSINESS COMBINATION PROPOSAL AND THE OTHER PROPOSALS TO BE PRESENTED AT THE SPECIAL MEETING ARE IN THE BEST INTERESTS OF AND ADVISABLE TO THE HIGHCAPE STOCKHOLDERS AND RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE PROPOSALS DESCRIBED ABOVE.
Record Date; Outstanding Shares; Shares Entitled to Vote
HighCape has fixed the close of business on May 10, 2021 as the “record date” for determining which HighCape stockholders are entitled to notice of and to attend and vote at the Special Meeting. As of the close of business on           , 2021, there were       shares of HighCape common stock outstanding and entitled to vote. Each share of HighCape common stock is entitled to one vote per share at the Special Meeting.
Quorum
A quorum of HighCape stockholders is necessary to hold a valid meeting. A quorum will exist at the Special Meeting with respect to each matter to be considered at the Special Meeting if the holders of shares of outstanding HighCape common stock representing a majority of the voting power of all outstanding shares of capital stock of HighCape entitled to vote at the Special Meeting are present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. All shares represented by proxy are counted as present for purposes of establishing a quorum.

Vote Required and HighCape Board Recommendation
The Business Combination Proposal
HighCape stockholders are being asked to consider and vote on a proposal to approve the Business Combination Agreement and thereby approve the Business Combination. You should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination. In particular, your attention is directed to the full text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus.
Approval of the Business Combination Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The Business Combination cannot be completed unless the Business Combination Proposal is approved. Stockholders of HighCape Class A common stock and stockholders of HighCape Class B common stock will vote together as a single class on all matters submitted to a vote of our stockholders, except with respect to the Charter Amendment Proposal and as required by law. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE BUSINESS COMBINATION PROPOSAL.
The Charter Amendment Proposal
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of HighCape Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of HighCape common stock entitled to vote thereon, voting together as a single class. The failure to vote, abstentions and broker non-votes have the same effect as a vote against the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE CHARTER AMENDMENT PROPOSAL.
The Advisory Charter Amendment Proposals
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding advisory vote, requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The Nasdaq Proposal
Approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE NASDAQ PROPOSAL.
The Director Election Proposal
Approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a direction to withhold authority or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE NOMINEES IN THE DIRECTOR ELECTION PROPOSAL.
The Equity Incentive Plan Proposal
Approval of the Equity Incentive Plan Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions broker non-votes have no effect on the outcome of the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE EQUITY INCENTIVE PLAN PROPOSAL.
The Adjournment Proposal
If the chairman of the Special Meeting does not adjourn the Special Meeting, HighCape stockholders may be asked to vote on a proposal to adjourn the Special Meeting, or any postponement thereof, to another time or place if necessary or appropriate (i) due to the absence of a quorum at the Special Meeting, (ii) to prevent a violation of applicable law, (iii) to provide to HighCape stockholders any supplement or amendment to this proxy statement/prospectus and/or (iv) to solicit additional proxies if HighCape reasonably determines that it is advisable or necessary to do so in order to obtain HighCape stockholder approval of the Business Combination Agreement and approval of the Business Combination.
Approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon regardless of whether a quorum is present.
The failure to vote, abstentions and broker non-votes have no effect on the outcome of the proposal.
HIGHCAPE’S BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE “FOR” THE ADJOURNMENT PROPOSAL.
Voting Your Shares
HighCape stockholders may vote electronically at the Special Meeting by visiting https://www.cstproxy.com/highcape/sm2021 or by proxy. HighCape recommends that you submit your proxy even if you plan to attend the Special Meeting. If you vote by proxy, you may change your vote by submitting a later dated proxy before the deadline or by voting electronically at the Special Meeting.
If your shares of HighCape common stock are owned directly in your name with the Transfer Agent, Continental Stock Transfer & Trust Company, you are considered, with respect to those shares, the “stockholder of record.” If your shares are held in a stock brokerage account or by a bank or other nominee or intermediary, you are considered the beneficial owner of shares held in “street name” and are considered a “non-record (beneficial) stockholder.”
If you are a HighCape stockholder of record you may use the enclosed proxy card to tell the persons named as proxies how to vote your shares. If you properly complete, sign and date your proxy card, your shares will be voted in accordance with your instructions. The named proxies will vote all shares at the meeting for which proxies have been properly submitted and not revoked. If you sign and return your proxy card but do not mark your card to tell the proxies how to vote, your shares will be voted “FOR” the proposals to adopt the Business Combination Agreement and the other proposals presented at the Special Meeting.
Your shares will be counted for purposes of determining a quorum if you vote:
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by submitting a properly executed proxy card or voting instruction form by mail; or

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electronically at or prior to the Special Meeting.

Abstentions will be counted for determining whether a quorum is present for the Special Meeting.
Voting instructions are printed on the proxy card or voting information form you received. Either method of submitting a proxy will enable your shares to be represented and voted at the Special Meeting.
Voting Shares Held in Street Name
If your shares of HighCape common stock are held in an account through a broker, bank or other nominee or intermediary, you must instruct the broker, bank or other nominee how to vote your shares by following the instructions that the broker, bank or other nominee provides you along with this proxy statement/prospectus. Your broker, bank or other nominee may have an earlier deadline by which you must provide instructions to it as to how to vote your HighCape common stock, so you should read carefully the materials provided to you by your broker, bank or other nominee or intermediary. You must register in advance to participate in the Special Meeting and vote electronically. To register in advance, you must obtain a legal proxy from the bank, broker or other nominee that holds your shares giving you the right to vote the shares. You must forward a copy of the legal proxy, along with your email address, to the Transfer Agent. Requests for registration should be directed to the Transfer Agent by email at      no later than      p.m. New York City time, on           , 2021. You will receive a confirmation of your registration and instructions on how to attend the meeting by email after the Transfer Agent receives your registration materials.
Broker non-votes are shares held by a broker, bank or other nominee or intermediary that are present or represented by proxy at the Special Meeting, but with respect to which the broker, bank or other nominee or intermediary is not instructed by the beneficial owner of such shares how to vote on a particular proposal and the broker does not generally have voting power on such proposal. Because brokers, banks and other nominees or intermediaries do not generally have discretionary voting with respect to any of the proposals, if a beneficial owner of HighCape common stock held in “street name” does not give voting instructions to the broker, bank or other nominee for any proposal, then those shares will not be present or represented by proxy at the Special Meeting. Alternatively, you may vote by telephone or over the Internet as instructed by your broker, bank or other nominee. Stockholders who wish to vote at the Special Meeting will need the 16-digit control number included on the instructions that accompanied your proxy materials, if applicable, or to obtain a proxy from their broker, bank or other nominee.
Revoking Your Proxy
If you are a HighCape stockholder of record, you may revoke your proxy at any time before it is voted at the Special Meeting by:
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timely delivering a written revocation letter to the Corporate Secretary of HighCape;

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signing and returning by mail a proxy card with a later date so that it is received prior to the Special Meeting; or

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attending the Special Meeting and voting electronically by visiting the website established for that purpose at https://www.cstproxy.com/highcape/sm2021 and entering the 16-digit control number found on your proxy card, voting instruction form or notice you previously received. Attendance at the Special Meeting will not, in and of itself, revoke a proxy.

If you are a non-record (beneficial) HighCape stockholder, you should follow the instructions of your bank, broker or other nominee regarding the revocation of proxies.
Stock Ownership and Voting by HighCape’s Officers and Directors
As of the record date, the HighCape directors and officers and their affiliates had the right to vote approximately       shares of HighCape common stock, representing approximately     % of the shares of HighCape common stock then outstanding and entitled to vote at the meeting. HighCape’s initial stockholders (consisting of the Sponsor, David Colpman, Antony Loebel and Robert Taub) and its other directors and officers at the time of its initial public offering have entered into a letter agreement with us to vote “FOR” the approval of the Business Combination Proposal in accordance with the recommendation of the HighCape Board. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, our initial purchasers (who are also directors), HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement, pursuant to which the Sponsor, our directors who are holders of HighCape Class B common stock and Deerfield Partners, L.P. have agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal).
Redemption Rights
Public stockholders may seek to redeem the public shares that they hold, regardless of whether they vote for or against the proposed Business Combination or do not vote at the Special Meeting. Any public stockholder may request redemption of their public shares for a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, calculated as of two business days prior to the consummation of the Business Combination, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes, divided by the number of then outstanding public shares. If a holder properly seeks redemption as described in this section and the Business Combination is consummated, the holder will no longer own these shares following the Business Combination.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption rights with respect to 20% or more of the shares of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 20% of the public shares, then any such shares in excess of that 20% limit would not be redeemed for cash.
HighCape’s initial stockholders will not have redemption rights with respect to any shares of HighCape common stock owned by them, directly or indirectly.
You will be entitled to receive cash for any public shares to be redeemed only if you:
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(a) hold public shares or (b) hold public shares through units and you elect to separate your units into the underlying public shares and public warrants prior to exercising your redemption rights with respect to the public shares; and

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prior to       , New York City time, on                 , 2021, (a) submit a written request, including the legal name, telephone number and address of the beneficial owner of the shares for which redemption is requested, to the Transfer Agent that HighCape redeem your public shares for cash and (b) deliver your public shares to the Transfer Agent, physically or electronically through the DTC.

If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Public shares that have not been tendered (either physically or electronically) in accordance with these procedures will not be redeemed for cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The Transfer Agent will typically charge the tendering broker $80 and it would be up to the broker whether or not to pass this cost on to the redeeming public stockholder. In the event the proposed Business Combination is not consummated, this may result in an additional cost to stockholders for the return of their public shares.
Holders of units must elect to separate the underlying public shares and public warrants prior to exercising redemption rights with respect to the public shares. If holders hold their units in an account at a brokerage firm or bank, holders must notify their broker or bank that they elect to separate the units into the underlying public shares and public warrants, or if a holder holds units registered in its own name, the holder must contact the Transfer Agent, directly and instruct them to do so.
Any request to redeem public shares, once made, may be withdrawn at any time until the deadline for submitting redemption requests and thereafter, with HighCape’s consent, until the Closing. Furthermore, if a holder of a public share delivers its certificate in connection with an election of its redemption and subsequently decides prior to the deadline for submitting redemption requests not to elect to exercise such rights, it may simply request that HighCape instruct the Transfer Agent to return the certificate (physically or electronically). The holder can make such request by contacting the Transfer Agent, at the address or email address listed in this proxy statement/prospectus.
If the Business Combination is not approved or completed for any reason, then public stockholders who elected to exercise their redemption rights will not be entitled to redeem their shares. In such case, HighCape will promptly return any public shares previously delivered by public holders.
For illustrative purposes, the cash held in the Trust Account on December 31, 2020, was $151,002,151, or approximately $10.00 per public share. Prior to exercising redemption rights, public stockholders should verify the market price of shares of HighCape Class A common stock as they may receive higher proceeds from the sale of their HighCape Class A common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. HighCape cannot assure its stockholders that they will be able to sell their HighCape Class A common stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.
If a public stockholder exercises its redemption rights, then it will be exchanging its redeemed public shares for cash and will no longer own those public shares. You will be entitled to receive cash for your public shares only if you properly exercise your right to redeem your public shares and deliver your shares of HighCape common stock (either physically or electronically) to the Transfer Agent, in each case prior to       , New York City time, on           , 2021, the deadline for submitting redemption requests, and the Business Combination is consummated.
Immediately following the Closing, New Quantum-Si will pay public stockholders who properly exercised their redemption rights in respect of their public shares.
Appraisal Rights
Neither HighCape stockholders nor HighCape warrant holders have appraisal rights in connection with the Business Combination under the DGCL.
Potential Purchases of Shares and/or Public Warrants
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HighCape or its securities, our Sponsor, the initial stockholders, directors, executive officers, advisors, Quantum-Si and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by HighCape’s initial stockholders for nominal value.
Costs of Solicitation
HighCape will bear the cost of soliciting proxies from HighCape stockholders.
HighCape will solicit proxies by mail. In addition, the directors, officers and employees of HighCape may solicit proxies from HighCape stockholders by telephone, electronic communication, or in person, but will not receive any additional compensation for their services. HighCape will make arrangements with brokerage houses and other custodians, nominees, and fiduciaries representing beneficial owners of shares of HighCape common stock for their expenses in forwarding proxy solicitation materials to the beneficial owners of shares of HighCape common stock held of record by those persons and will reimburse them for their reasonable out-of-pocket expenses incurred in forwarding such proxy solicitation materials.
HighCape has engaged a professional proxy solicitation firm, Morrow, to assist in soliciting proxies for the Special Meeting. HighCape has agreed to pay Morrow a fee of $22,500, plus disbursements. HighCape will reimburse Morrow for reasonable out-of-pocket expenses and will indemnify Morrow and its affiliates against certain claims, liabilities, losses, damages and expenses.
Other Business
HighCape is not aware of any other business to be acted upon at the Special Meeting. If, however, other matters are properly brought before the Special Meeting, the proxies will have discretion to vote or act on those matters according to their best judgment and they intend to vote the shares as the HighCape Board may recommend.
Attendance
Only HighCape stockholders on the record date or persons holding a written proxy for any stockholder or account of HighCape as of the record date may attend the Special Meeting. The Special Meeting will be held in a virtual meeting format only. You will not be able to attend the Special Meeting physically. If you hold your HighCape common stock in your name as a stockholder of record and you wish to attend the Special Meeting, please visit and enter the control number found on your proxy card. If your shares of HighCape common stock are held in “street name” in a stock brokerage account or by a bank, broker or other holder of record and you wish to attend the Special Meeting, you must obtain a legal proxy from the bank, broker or other holder of record in order to vote your shares electronically at the Special Meeting.
Assistance
If you need assistance in completing your proxy card or have questions regarding the Special Meeting, please contact Morrow, the proxy solicitation agent for HighCape, by calling toll-free at (800) 662-5200. Banks and brokers can call collect at (203) 658-8400, or by emailing CAPA.info@investor.morrowsodali.com.

THE BUSINESS COMBINATION PROPOSAL
The HighCape stockholders are being asked to approve the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination. All HighCape stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read carefully the Business Combination Agreement in its entirety before voting on this proposal.
HighCape may consummate the Business Combination only if all of the Required Transaction Proposals are approved by the HighCape stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon.
Structure of the Business Combination
Pursuant to the Business Combination Agreement, Merger Sub will merge with and into Quantum-Si, with Quantum-Si surviving the Merger. Upon consummation of the foregoing transactions, Quantum-Si will be the wholly-owned subsidiary of HighCape, which will be known as Quantum-Si Incorporated and referred to herein as New Quantum-Si. In addition, New Quantum-Si will amend and restate the Current Charter to be the Proposed Charter and adopt the dual class structure, each as described in the section of this proxy statement/prospectus titled “Description of New Quantum-Si Securities.”
Consideration to the Quantum-Si Stockholders
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.
New Quantum-Si Class B common stock will have the same economic terms as New Quantum-Si Class A common stock, but New Quantum-Si Class B common stock will have twenty (20) votes per share. The New Quantum-Si Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time.
The PIPE Financing
In connection with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which, among other things,

HighCape agreed to issue and sell in private placements an aggregate of 42,500,000 shares of HighCape Class A common stock to the PIPE Investors, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, for $10.00 per share immediately prior to the Closing.
Background of the Business Combination
The terms of the Business Combination are the result of negotiations between the representatives of HighCape, Foresite Capital and Quantum-Si. The following is a brief description of the background of these negotiations and the resulting Business Combination.
HighCape is a blank check company incorporated in Delaware on June 10, 2020 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Our intention was to utilize our board of director’s and management team’s global network of contacts in the life sciences industry and operational and investment experience to identify and execute an initial business combination.
On September 9, 2020, we consummated our initial public offering (“IPO”) of 11,500,000 units, including the issuance of 1,500,000 units as a result of the underwriter’s exercise of their over-allotment option in full. Each unit consists of one share of HighCape Class A common stock and one-third of one redeemable public warrant of the Company, with each whole warrant entitling the holder thereof to purchase one share of HighCape Class A common stock for $11.50 per share, subject to adjustment. The units were sold at a price of $10.00 per unit, generating gross proceeds for us of $115,000,000. In connection with the consummation of our IPO, we consummated a private sale of 405,000 units to our Sponsor at a purchase price of $10.00 per unit, generating gross proceeds of $4,050,000.
Prior to the consummation of our initial public offering, neither HighCape nor anyone on its behalf engaged in any substantive discussions, directly or indirectly, with any business combination target with respect to an initial business combination with HighCape.
After our IPO, our directors and officers, at the direction of our board of directors, commenced an active search for prospective businesses or assets to acquire in our initial business combination. Representatives of HighCape were contacted by, and representatives of HighCape contacted, numerous individuals, financial advisors and other entities who offered to present ideas for business combination opportunities.
During this search process, HighCape reviewed over 40 business combination opportunities and entered into nondisclosure agreements with 15 companies to pursue a more detailed diligence review and evaluation. All of the potential targets considered by HighCape were in the life sciences industry, consistent with our original intentions. Prior to its discussions with Quantum-Si, HighCape entered into substantive discussions with a privately-held medical device company, which included a draft letter of intent, however those discussions were eventually terminated by the company and its CEO. The discussions with the aforementioned potential targets did not progress further for a variety of reasons, including but not limited to, (i) the potential target company not being ready for the public market, (ii) the commercial plans of a target not aligning with HighCape’s business strategy, (iii) upon further diligence of the target, the view that such target’s potential product would not be competitive with products already on the market or with other similar products that were in development, (iv) the view that a target’s management team would not be able to successfully run a public company, (v) the conclusion that a target’s stage of development presented too much risk for public market investors, or (vi) the inherent risk associated with certain technology or operational sector.
In late October, Kevin Rakin, our chief executive officer and co-founder of HighCape, who has had a multi decade career as a healthcare entrepreneur, CEO and investor, wrote to Jonathan M. Rothberg, Ph.D., the founder and Chairman of Quantum-Si, to notify him that HighCape was seeking to acquire a life sciences company and inquire whether HighCape could start discussions with any of the 4Catalyzer Corporation (“4Catalyzer”) companies. 4Catalyzer is a medical technology incubator founded by Dr. Rothberg. Mr. Rakin and Dr. Rothberg have known each other for over 20 years.

On November 5, 2020, Mr. Rakin and Mr. Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, participated in a video conference with Mr. James Streator of Cowen & Company, LLC where the parties discussed the 4Catalyzer philosophy and the potential to engage with one or more of the companies in the 4Catalyzer portfolio. Mr. Streator noted on the video call that, while Cowen had not been formally engaged by Quantum-Si, he knew that Quantum-Si was starting to evaluate its financing alternatives and wanted to get an update about the potential interest of HighCape.
On November 20, 2020, Longview Acquisition Corp. and Butterfly Network, Inc., another company founded by Dr. Rothberg, issued a press release announcing a business combination transaction (the “Butterfly Press Release”).
On November 24, 2020, Mr. Rakin wrote to Dr. Rothberg to congratulate him upon news of the Butterfly Press Release. In Mr. Rakin’s congratulatory message to Dr. Rothberg, he inquired as to whether Quantum-Si would be interested in pursuing a business combination transaction with HighCape, noting their prior November 5, 2020 call.
On December 27, 2020, Dr. Rothberg wrote back to Mr. Rakin and requested a call to discuss a potential transaction with HighCape.
The following day, December 28, 2020, Dr. Rothberg and Mr. Rakin participated in a virtual meeting to discuss their mutual interest in exploring a potential business combination between HighCape and Quantum-Si. The parties discussed, among other things, Quantum-Si’s business strategy, potential growth opportunities and potential synergies with HighCape’s acquisition strategy. Both parties eventually agreed that a potential business combination was an intriguing matter and that further discussions were merited. Although there were other companies in development within the 4Catalyzer network, none of these companies were considered as they either did not synergize with HighCape’s business strategy or were not as advanced in their development process. Dr. Rothberg noted to Mr. Rakin that the ability to meet certain specified timelines and potential deal certainty were important in considering a business combination with HighCape, as Quantum-Si had received an alternative transaction offer from another potential acquiror. Following the December 28, 2020 call, HighCape and Quantum-Si agreed via email to enter into a confidentiality agreement (a “CDA”), which would also include Deerfield Partners, L.P., a co-investor in HighCape’s sponsor, HighCape Capital Acquisition LLC (the “Sponsor”). At Dr. Rothberg’s request, on December 28, 2020, Mr. Zuga sent Quantum-Si a mutual CDA.
On December 31, 2020, the CDA was executed and Dr. Rothberg, Mr. Rakin and Mr. Zuga participated in a virtual meeting to further discuss, among other things, Quantum-Si’s business, preliminary valuation parameters, the potential business combination, a potential lead investor for a PIPE financing, a transaction timeline and next steps. Quantum-Si’s outside legal counsel, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (“Mintz”), delivered a draft letter of intent to HighCape the same day, on December 31, 2020. Shortly after the December 31, 2020 virtual meeting, Dr. Rothberg introduced Mr. Rakin and Mr. Zuga to investment bankers at J. P. Morgan Securities LLC (“J.P. Morgan”) to begin discussions regarding a potential PIPE financing and valuation metrics in the life sciences tools sector and the involvement of J.P. Morgan as the placement agent to the PIPE financing, which later resulted in J.P. Morgan and HighCape entering into a Placement Agent Agreement, whereby J.P. Morgan was entitled to customary fees associated with the placement of certain investors to the PIPE financing. J.P. Morgan (together with its affiliates) is a full service financial institution engaged in various activities, which may include sales and trading, commercial and investment banking, advisory, investment management, investment research, principal investing, hedging, market making, brokerage and other financial and non-financial activities and services. From time to time, J.P. Morgan and its affiliates have provided various investment banking and other commercial dealings unrelated to the Business Combination or the PIPE to HighCape and its affiliates, and Quantum-Si and its affiliates, and has received customary compensation in connection therewith. In addition, J.P. Morgan and its affiliates may provide investment banking and other commercial dealings to HighCape, Quantum-Si and their respective affiliates in the future, for which they would expect to receive customary compensation. J.P. Morgan was selected to act as Placement Agent and to provide its advisory services to the HighCape Board because of its qualifications, expertise and reputation in investment banking and mergers and acquisitions generally and in the life sciences tool sector specifically. As noted below, J.P. Morgan’s services were limited to providing advisory services and J.P. Morgan did not participate in the negotiation of the consideration to be paid to Quantum-Si upon the Closing of the Transaction, nor did it provide a report, fairness-opinion or appraisal in connection therewith..
On January 4, 2021, Dr. Rothberg, Mr. Rakin and Mr. Zuga conducted a virtual meeting with James Tananbaum, M.D., the CEO of Foresite Capital, an existing investor in Quantum-Si. The group discussed Dr. Tananbaum’s involvement with the company, his firm’s capabilities in the life sciences tools sector, his perspective on valuation and a potential financing. Among the topics discussed was a discussion on the capital structure of HighCape and the shares held by its Sponsor and Deerfield Partners L.P. Dr. Rothberg led a discussion on the governance structure and composition of Quantum-Si after a potential business combination. Dr. Rothberg noted the importance of maintaining control over the company he had built in light of Quantum-Si’s long-term strategy. The discussions about a governance structure factored in the existing governance rights of Dr. Rothberg and the differences between the governance structure at Quantum-Si and the dual-class voting governance structure to be implemented at New Quantum-Si. The parties discussed having Dr. Rothberg’s dual-class voting governance structure “sunset” in the event that Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock. As a result of the discussion, the parties agreed in principle that both HighCape and Quantum-Si would pursue a dual-class common stock structure, where one class of shares would hold 20 times more voting power than the other class of shares.
On January 6, 2021, HighCape approached Mr. Christopher Pritchard of J. P. Morgan to discuss their involvement in the potential business combination transaction and to assist with preliminary valuation parameters, metrics and an analysis of comparable companies to Quantum-Si. The purpose of the meeting was to determine the most appropriate valuation methodology for the Quantum-Si rather than to arrive at a specific valuation. They discussed multiple valuation methodologies, including public trading comparables, precedent transactions, and whether it was more appropriate to use one method or multiple methods. That same day, Dr. Rothberg, Mr. Rakin and Mr. Zuga conducted a virtual meeting with Foresite to continue their discussion on the potential business combination, where Foresite provided its insight into certain due diligence activities Foresite had conducted on Quantum-Si over the past year. Foresite then provided its thoughts about an estimated valuation for the proposed business combination between HighCape and Quantum-Si.
On January 6, 2021, representatives of HighCape were granted access to the Quantum-Si data room to commence their due diligence review of Quantum-Si.
On January 8, 2021, Mr. Rakin delivered a counter-proposal to the draft letter of intent to Quantum-Si, which prompted further discussion, negotiation and proposals between the parties on January 9 and 10, 2021. The counter-proposal contained certain terms to be considered in light of a potential valuation of Quantum-Si. The counter-proposal was formulated with consideration given to a range of valuations discussed with Foresite (which would eventually become the lead investor for the PIPE transaction). HighCape also took into account the fact that Quantum-Si had recently been in discussions with other potential acquirors that had interest at this valuation range. Leading up to the counter-proposal, HighCape had several discussions with Quantum-Si to discuss how Quantum-Si’s existing common stock options and restricted stock units (granted, vested and unvested) would be treated post-business combination. Among other things discussed and negotiated were (a) an appropriate common stock option pool that would be adopted post-business combination to provide the post-business combination board of directors the ability to incentivize the management team, (b) certain management roles that would need to be filled, (c) the size and ideal composition of the post-business combination board of directors, (d) post-business combination lock-up terms for certain key shareholders and (e) minimum cash closing conditions.
On January 11, 2021, Mr. Rakin visited Quantum-Si’s headquarters and manufacturing and R&D facility in Guilford, Connecticut. While visiting, he met with Quantum-Si’s management team in person, while Mr. Zuga, Dean Tozer and Charles Hart, Ph.D. from HighCape participated via video conference. Other individuals in attendance via video conference were representatives of Deerfield Partners, L.P., and Dr. Tananbaum on behalf of Foresite. During the video conference, Quantum-Si gave an overview presentation of its vision, products, technology, intellectual property, competitive positioning, market opportunity and financial projections for Quantum-Si. HighCape gave a presentation on, among other things, its vision on adding value to Quantum-Si’s business, highlighting HighCape’s experience in working with companies that are in their early stages of launching commercial operations.
On January 12, 2021, HighCape and Quantum-Si entered into a non-binding letter of intent (the “LOI”) related to a proposed business combination between HighCape and Quantum-Si. The LOI contained, among other things, an initial pre-transaction equity value for Quantum-Si’s business of approximately $810 million (subject to further due diligence), a proposed PIPE investment of approximately $150 million, an initial proposed structure for the business combination, a proposal for the treatment of Sponsor’s equity and the proposed dual-class, super-voting governance structure of the post-business combination company.
On January 12, 2021, members of HighCape’s management team provided an update to the HighCape Board with the executed LOI and a summary of the proposed transaction.
Following execution of the LOI, the parties and their respective legal counsel began drafting and preparing definitive agreements governing the transaction. The parties also commenced corporate, intellectual property, information technology, security, supply chain and competitive due diligence. In addition, the parties began preparing an investor presentation for meetings with certain targeted investors. All such investors agreed to be subject to certain confidentiality and other restrictions in order to gain access to information related to the prospective transaction.
On January 13, 2021, Quantum-Si hosted a virtual kick-off meeting to organize the overall business combination process, introduce members of its business and legal teams and organize the approach for a potential PIPE financing. Present at this meeting were representatives from HighCape, Quantum-Si and Mintz. Representatives of Quantum-Si also provided a detailed overview of Quantum-Si’s business priorities and organizational initiatives.
On January 25, 2021, HighCape received a valuation presentation from J.P. Morgan, which reviewed enterprise values of selected publicly traded companies, calculated as equity values, plus debt, less cash, as a multiple of revenue. J.P. Morgan applied revenue multiples from selected publicly traded companies to the projected future revenue for Quantum-Si, which HighCape used in its financial models for the Business Combination. In performing its review of comparable companies, HighCape and J.P. Morgan focused on companies that had completed IPOs in the last two years, with four (4) of the comparison group going public in 2020. HighCape evaluated each comparable company’s revenue multiple at such company’s pricing, as well as its current revenue multiple and its two and three year forward revenue multiples. Other metrics we analyzed included revenue growth projections at the time of IPO, gross margin at IPO and projected future gross margins, and the projected number of years to profitability. Many of the companies were earlier stage companies with products still in development, but with large market opportunities in areas of unmet needs. The valuation presentation provided by J.P. Morgan was based on its general knowledge of recent transactions in the life sciences tools sector. However, J.P. Morgan did not provide a formal report, opinion or appraisal of Quantum-Si, as J.P. Morgan’s services were limited to a consulting role. J.P. Morgan did not provide any report, opinion or appraisal related to the fairness of the consideration, nor did J.P. Morgan determine the amount of consideration to be paid to Quantum-Si in the event of a successful transaction.
On January 27, 2021, the HighCape Board held a special board meeting via video conference to discuss the proposed Business Combination and the results of its technology and intellectual property due diligence, as well as the definitive agreements and J.P. Morgan’s valuation analysis. Messrs. Rakin and Zuga briefed the HighCape Board on the results of the ongoing due diligence review, the terms of the Business Combination Agreement and discussed the status of the PIPE Financing.
From January 13, 2021 to February 16, 2021, Quantum-Si provided HighCape and its representatives with due diligence materials, including financial information for Quantum-Si which served as a basis for developing HighCape’s financial model of Quantum-Si and aided in the confirmation of the valuation agreed upon in the LOI. During this time, representatives of HighCape and Quantum-Si held several telephonic conferences, face-to-face and virtual meetings to discuss various commercial and legal elements of Quantum-Si’s business. Additionally, HighCape used this time to perform an extensive technology and intellectual property review of Quantum-Si’s potential products and how they compared to similar products on the market, including a review of the total addressable market (both international and domestic) for Quantum-Si’s products. Quantum-Si, HighCape and their respective representatives also discussed important structural elements of the Business Combination, including the creation of a dual-class super-voting governance structure. Additionally, HighCape and Quantum-Si continued to discuss valuation methodology for Quantum-Si, taking into account how certain stock options and restricted stock units should factor into such valuation. The parties eventually settled on a pre-money equity valuation of $810 million.
In making a determination to support a dual-class super-voting governance structure, HighCape considered, among other things, the existing governance rights of Dr. Rothberg. In this regard, certain differences between the dual-class super-voting governance structure at Quantum-Si and the dual-class super-voting governance structure to be implemented at New Quantum-Si were agreed upon by the parties. For instance, the parties agreed that Dr. Rothberg would receive shares entitling him to twenty (20) votes per share (which is expected to result in him holding over 80.3% of the combined voting power of New Quantum-Si) rather than the ten (10) votes per share he currently holds at Quantum-Si (which entitles him to over 83.0% of the voting power of Quantum-Si). The parties agreed that Dr. Rothberg’s super-voting rights at New Quantum-Si would “sunset” only in the event Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and his permitted transferees as of the Effective Time. HighCape determined that a founder controlled company would provide long-term benefits to HighCape Stockholders and future shareholders of Quantum-Si after the Closing.
Beginning the week of February 1, 2021, HighCape began holding investor meetings with potential investors who had been wall-crossed, which included existing HighCape stockholders, existing Quantum-Si stockholders and potential PIPE Investors. For the majority of these presentations, Messrs. Rakin and Zuga represented HighCape and Mr. John Stark, Quantum-Si’s Chief Executive Officer, Matthew Dyer, Ph.D., Quantum-Si’s Chief Business Officer, and Kieren Patel, Ph.D., Quantum-Si’s Head of Product, represented Quantum-Si. Shortly after such meetings, prospective investors were provided access to a digital data room containing information furnished to those investors, which information is included in this proxy statement/prospectus.
Following positive investor reaction, HighCape and Quantum-Si mutually decided that it would be beneficial to the transaction to bring in certain key third-party investors that did not then own shares in HighCape. Over the course of the following approximately two weeks, and in parallel with the negotiation and drafting of the Business Combination Agreement, HighCape, working with J.P. Morgan as placement agent, obtained private placement commitments of $425 million with respect to the PIPE Financing.
Between February 8, 2021 and February 18, 2021, HighCape and the potential PIPE Investors collectively negotiated the terms and exchanged drafts of the PIPE Investor Subscription Agreements with the potential PIPE Investors and their respective representatives and advisors, including with respect to the funding mechanics, representations and warranties, and indemnification provisions set forth therein, and responded to follow-up questions and comments related thereto, particularly with respect to the Closing process and the expected timeline for consummation of the Business Combination. On February 17, 2021, a final version of the PIPE Investor Subscription Agreements was distributed to the potential PIPE Investors, which reflected the outcome of negotiations between HighCape, Quantum-Si, and the potential PIPE Investors and their respective representatives and advisors.
On February 17, 2021, the HighCape Board held a special board meeting via video conference to discuss the Business Combination and the terms of the definitive agreements, as well as HighCape’s diligence review. Messrs. Rakin and Zuga and representatives from White & Case LLP, HighCape’s outside legal counsel, briefed the HighCape Board on the terms of the Business Combination Agreement and discussed the status of the PIPE Financing. The HighCape Board considered and discussed, among other things, the updated terms of the Business Combination Agreement, the valuation of Quantum-Si, the indications of interest in the PIPE Financing, the information provided by Foresite on its due diligence of Quantum-Si and the synergies between HighCape and Quantum-Si. After deliberating, the HighCape Board voted unanimously to approve the definitive Business Combination Agreement, the PIPE Investor Subscription Agreements, the Subscription Agreements and the transactions contemplated in the Business Combination.

On February 18, 2021, the potential PIPE Investors that had chosen to participate in the PIPE Financing indicated their final subscription amounts and delivered executed Subscription Agreements to HighCape. In approving the transactions, the HighCape Board determined that the aggregate fair market value of the proposed Business Combination was at least 80% of the net assets held in the Trust Account. On February 18, 2021, the parties entered into the definitive Business Combination Agreement and HighCape entered into the PIPE Investor Subscription Agreements for the PIPE Financing. On February 18, 2021, HighCape and Quantum-Si issued a press release announcing the Business Combination.
HighCape’s Board of Directors’ Reasons for the Approval of the Business Combination
On February 17, 2021, the HighCape Board unanimously (i) approved the signing of the Business Combination Agreement and the transactions contemplated thereby and (ii) directed that the Business Combination Agreement, related transaction documentation and other proposals necessary to consummate the Business Combination be submitted to our stockholders for approval and adoption, and recommended that our stockholders (i) approve and adopt the Business Combination Agreement and the Proposed Charter, (ii) elect the director nominees pursuant to the Director Election Proposal, and (iii) approve the issuance of shares of common stock pursuant to the Transactions. Before reaching its decision, our board of directors reviewed the results of management’s due diligence, which included:
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research on Quantum-Si’s market, as well as competitors to Quantum-Si and dynamics with other essential industry players;

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extensive meetings (virtually and in person) and calls with Quantum-Si’s management team and representatives regarding operations, financial prospects, customers, sales and marketing strategy, its product pipeline, the regulatory landscape, hiring and retention, cybersecurity and supply chain management, among other customary due diligence matters;

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review of Quantum-Si’s material business contracts and certain other legal and commercial diligence;

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review of Quantum-Si’s regulatory compliance;

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review of Quantum-Si’s intellectual property protections, including patents, trademarks and trade secrets;

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financial and accounting diligence; and

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diligence on Quantum-Si’s financial model in conjunction with management of Quantum-Si and each party’s respective financial advisors.

The HighCape Board considered a wide variety of factors in connection with its evaluation of the Business Combination. In light of the complexity of those factors, the HighCape Board did not consider it practicable to, nor did it attempt to, quantify or otherwise assign relative weights to the specific factors it took into account in reaching its decision. Different individual members of the HighCape Board may have given different weight to different factors in their evaluation of the Business Combination.
In the prospectus for our initial public offering, the HighCape Board identified the following general criteria and guidelines that it believed would be important in evaluating prospective target businesses, although the HighCape Board indicated it may enter into a business combination with a target business that does not meet these criteria and guidelines. The HighCape Board sought to acquire a business that it believes:
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Is situated in the life sciences segment;

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Has achieved or has the potential for significant revenue and earnings growth through a combination of organic growth, synergistic add-on acquisitions, new product markets and geographies, increased production capacity, expense reduction and increased operating leverage;

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Has, or has the potential to generate, consistent, stable and recurring free cash flow when its product or products have achieved an appropriate level of market penetration;

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Has a leading, growing or niche market position in its respective segment;

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Demonstrates advantages when compared to its competitors, which may in turn help to protect its market position and profitability;

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Has a complete, experienced management team that provides a platform where HighCape may further develop its management’s capabilities, and where HighCape’s executive team and board would also complement the target business’s capabilities.

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Is prepared to be a public company and will benefit from having a public currency in order to enhance its ability to pursue accretive acquisitions, high-return capital projects, and/or strengthen its balance sheet;

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Has proven technology or products, with strong supporting data, near and long-term milestones and strong fundamentals; and

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Is not a start-up company or a company without a path to long-term profitability.

These illustrative criteria were not intended to be exhaustive. The HighCape Board stated in the initial public offering prospectus that any evaluation relating to the merits of a particular initial business combination would be based, to the extent relevant, on these general guidelines as well as other considerations, factors and criteria that HighCape’s management may deem relevant. In the event that HighCape decided to enter into a business combination with a target business that does not meet the above criteria and guidelines, the HighCape Board indicated that it would disclose that the target business does not meet the above criteria in its stockholder communications related to HighCape’s initial business combination.
In considering the Business Combination, the HighCape Board concluded that it met the essential objectives of the above criteria. In particular, the HighCape Board considered the following positive factors, although not weighted or in any order of significance:
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current information and forecast projections from Quantum-Si and HighCape’s management regarding the addressable market and the ability to develop products to compete with others on the current market;

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Quantum-Si’s business, prospects, financial condition, operations, technology, products, services, management, competitive position, and strategic business goals and objectives, (ii) general economic, industry, and financial market conditions and (iii) opportunities and competitive factors within Quantum-Si’s industry;

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information provided to the HighCape Board by third-party consultants reviewing Quantum-Si’s technology development and intellectual property;

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the total addressable market of Quantum-Si’s potential products that are currently in research and development;

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the potential to commercialize into the international market;

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the potential value that HighCape can bring to Quantum-Si’s business based upon HighCape’s existing relationships in the life sciences industry;

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information of comparable companies in certain industries;

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the success of the PIPE Financing, which was subscribed to by sophisticated financial and strategic third parties with access to similar materials as the HighCape Board;

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the potential strategic value from some of the PIPE Investors;

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the belief of the HighCape Board that an acquisition by HighCape has a reasonable likelihood of closing without potential issues under applicable antitrust and competition laws, or potential issues from any regulatory authorities;

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the recommendation by HighCape’s management that the HighCape Board approve the Business Combination, as the HighCape Board would not have approved any transaction in connection with this strategic process without such a recommendation from HighCape’s management;

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Quantum-Si’s ability to demonstrate the value of its technology to users, including current and future participants in the recently-initiated early access limited release, and other potential users;

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Dr. Jonathan Rothberg’s track record of success with respect to other companies he has developed over time; and

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all other factors the HighCape Board deemed relevant.

The HighCape Board also considered the following negative factors (which are more fully described in the “Risk Factors” section of this proxy statement/prospectus), although not weighted or in any order of significance:
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the risk that some of the current public stockholders would vote against the Business Combination proposal or decide to exercise their redemption rights, thereby depleting the amount of cash available in the Trust Account to an amount below the minimum required to consummate the Business Combination;

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the risks involved with the Business Combination and the likelihood that HighCape and Quantum-Si will be able to complete the Business Combination, the possibility that the Business Combination might not be consummated, and HighCape’s prospects going forward without the combination with Quantum-Si;

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the risks of concentrating voting control in the dual-class share structure with “super-voting” rights for Dr. Rothberg, including its impact on index inclusion, the ability of certain investors to invest in Quantum-Si due to corporate governance guidelines and the trading multiples of other companies with a similar voting structure, but determined that they were outweighed by the long-term benefits that a founder controlled company focused on its long-term strategy would provide to HighCape Stockholders and future stockholders after the combination with Quantum-Si;

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the substantial transaction expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on HighCape’s cash reserves and operating results should the Business Combination not be completed;

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the possible negative effect of the Business Combination and public announcement of the Business Combination on HighCape’s financial performance, operating results and stock price;

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the volatility of the life sciences sector; and

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all other factors the HighCape Board deemed relevant.

Under the Business Combination Agreement, HighCape has agreed to combine with Quantum-Si based on a $810 million pre-money equity valuation to be paid in common shares of HighCape. The total consideration represents a market value of equity in excess of 80% of the assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions), a requirement for an initial business combination under our Current Charter.
In combination with a third-party valuation provided by J.P. Morgan and discussions with Foresite about valuations, the HighCape Board also relied on the following sources: (i) due diligence on Quantum-Si’s business operations and intellectual property portfolio; (ii) extensive research reports and data related to the life sciences tools sector, and more specifically the proteomics and protein analysis market, in the United States and internationally; and (iii) HighCape management’s collective experience in constructing and evaluating financial models/projections and conducting valuations of businesses. HighCape management reviewed, with Quantum-Si’s management, a detailed financial forecast and conducted a review of the financial models, including all major assumptions for all internal and external costs, which further included all elements of cost of goods sold and other significant expense categories. HighCape’s management team also reviewed the key assumptions for projected product revenues, including projected number of placements of instruments, consumable usage assumptions for future instrument installed base and projected pricing assumptions for all elements of the product and consumable offerings. For certain assumptions, Quantum-Si’s management proposed a range of possible outcomes. In its analysis of such proposed ranges, HighCape’s management took a conservative approach in its consideration of such ranges, and in its ultimate decision as to which assumptions and outcomes to incorporate into its valuation calculus prior to settling on a final valuation. In addition to HighCape’s analysis of the above, HighCape engaged an intellectual property consultant to assist with HighCape’s analysis of Quantum-Si’s extensive intellectual property portfolio

(including 400+ patents, which took seven years to create, during which time Quantum-Si spent more than $150 million developing its products). HighCape’s management presented its findings to the HighCape Board, upon which HighCape’s Board concluded upon deliberation that the $810 million pre-money equity valuation is fair and reasonable, given the growth prospects, potential industry consolidation and other compelling aspects of the transaction.
During the course of valuing Quantum-Si, HighCape’s management also identified several comparable public companies in the high-growth life sciences tools sector, as well as other companies that HighCape’s management identified as having disruptive technologies. HighCape’s management believes that the combined company is likely to be considered to be in one or more of these categories by potential investors based on its business and financial model.
The following is the financial information of these companies and Quantum-Si that was considered by the HighCape Board:
	Quantum-Si	High Growth Life Sciences Tools(1)	Disruptive Technologies(2)
EV/2023E Revenue. . . . . . . . . . . . . . . . . . . . . . . . . .	18.9x	35.7x	17.9x
Revenue CAGR 2020 – 2024E	145.3%	29.9%	62.3%

(1)
Comparable companies considered in High Growth Life Sciences Tools sector included Illumina, Inc., 10X Genomics, Inc., Adaptive Biotechnologies Corp., Twist Biosciences, Inc., Berkeley Lights, Inc.. Seer, Inc., and Nautilus Biotechnology, Inc.

(2)
Comparable companies considered Disruptive Technologies included Butterfly Network, Inc., Guardant Health, Inc., and Nano-X Imaging Ltd.

Certain Projected Financial Information of Quantum-Si
Quantum-Si does not as a matter of course make public projections as to future sales, earnings, or other results. However, the management of Quantum-Si has prepared the prospective financial information set forth below to present to HighCape’s Board in connection with its consideration of the potential business combination. The accompanying prospective financial information was not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Quantum-Si’s management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management’s knowledge and belief, the expected course of action and the expected future financial performance of Quantum-Si. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the prospective financial information.
Neither the independent registered public accounting firms of HighCape, Quantum-Si, nor any other independent accountants, have compiled, examined, or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. In connection with its consideration of the potential business combination, HighCape’s Board was provided with the projections set forth below prepared by management of Quantum-Si (collectively, the “Projections”).
$ in millions	2021	2022	2023	2024	2025
Revenue	NM	$17	$49	$104	$186
Operating expenses	$56	$81	$102	$125	$147
Net income	$(56)	$(70)	$(70)	$(53)	$(15)
% gross margin . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .	NM	65%	65%	69%	71%

The above Projections were based on device placements across research, clinical and applied market settings. The actual number of placements was forecasted by analyzing the competitive and market landscape combined with third party consultants and direct feedback to the company from potential end users in these segments to support market research.
Gross margins were forecasted based on assumed selling prices and preliminary device and consumables costs working with potential suppliers and contract manufacturers. Projected gross margin improvements over time are primarily driven by the relative sales mix between higher margin consumables business when compared to device sales. Projected operating expenses were driven primarily by forecasting hiring plans anticipated to meet the implied business growth.
The research, clinical and applied market segments represent very large and growing markets. Quantum-Si estimates that its projected revenue can be generated by penetrating less than 1% of the total addressable market in 2022 and 2023, and between 1.5% and 3% of the total addressable market in 2024 and 2025.
Following the future commercial launch of Quantum-Si's instruments, Quantum-Si expects to begin to derive recurring revenue from the sale of consumables. These consumables will be required for users to run samples through the Carbon and Platinum instruments. Consumables consist of reagent kits and chips and are designed for use only with Quantum-Si instruments. The Projections assume, on average, 12% utilization on consumable pull through per instrument over the cumulative device installed base. Utilization is the percentage of total hours during a year that an instrument is using consumables, which drives the total projected revenue from consumables per year. Quantum-Si’s instrument sales are projected to be uniformly distributed throughout the year, so any device sold in a particular year has approximately 6 months of full utilization (50% of a normal annual run rate). Furthermore, first year customers would be learning a new technology and integrating it into their workflow, so run rates would be lower and, therefore, the use of the associated reagents, or consumables, would be lower.
The Projections are included in this proxy statement/prospectus solely to provide HighCape’s stockholders access to information made available in connection with HighCape’s Board’s consideration of the proposed Business Combination. The Projections should not be viewed as public guidance. Furthermore, the Projections do not take into account any circumstances or events occurring after the date on which the Projections were prepared, which was February 1, 2021.
The Projections were not prepared with a view toward public disclosure or with a view toward complying with the guidelines established by the SEC or the American Institute of Certified Public Accountants with respect to prospective financial information. The Projections have not been audited. Neither the independent registered public accounting firms of HighCape or Quantum-Si nor any other independent accountants, have compiled, examined or performed any procedures with respect to the Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or their achievability, and the independent accounting firms of HighCape and Quantum-Si assume no responsibility for, and disclaim any association with, the Projections, as further described in the “Cautionary Note Regarding Forward-Looking Statements”.
The Projections were prepared in good faith by Quantum-Si’s management based on their reasonable estimates and assumptions with respect to the expected future financial performance of Quantum-Si at the time the Projections were prepared and speak only as of that time. While presented with numerical specificity, the Projections are forward-looking and reflect numerous estimates and assumptions including, but not limited to, future industry performance under various industry scenarios as well as assumptions for competition, general business, economic, market and financial conditions and matters specific to the businesses of Quantum-Si, all of which are difficult to predict and many of which are beyond the preparing parties’ control including, among other things, the matters described in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors.”
The Projections were prepared solely for internal use to assist HighCape in its evaluation of Quantum-Si and the Business Combination. Quantum-Si has not warranted the accuracy, reliability, appropriateness or completeness of the projections to anyone, including HighCape. Neither Quantum-Si’s management nor any of its respective representatives has made or makes any representations to any person regarding the ultimate performance of Quantum-Si relative to the Projections. The Projections are not fact. The Projections are not a guarantee of actual future performance. The future financial results of Quantum-Si may differ materially from those expressed in the Projections due to factors beyond either of their ability to control or predict. The Projections are not included in this proxy statement/prospectus in order to induce any Quantum-Si stockholders to vote in favor of any of the proposals at the Special Meeting.
We encourage you to review the financial statements of Quantum-Si included in this proxy statement/prospectus, as well as the financial information in the sections titled “Selected Historical Financial Information of Quantum-Si”, and “Unaudited Pro Forma Combined Financial Information” in this proxy statement/prospectus and to not rely on any single financial measure.
Neither HighCape nor Quantum-Si or any of their respective affiliates intends to, and, except to the extent required by applicable law, each of them expressly disclaims any obligation to, update, revise or correct the Projections to reflect circumstances existing or arising after the date such Projections were generated or to reflect the occurrence of future events, even in the event that any or all of the assumptions underlying the Projections are shown to be in error or any of the Projections otherwise would not be realized.
Regulatory Approvals
The Business Combination is subject to the expiration or termination of the waiting period (or any extension thereof) applicable under the HSR Act. The waiting period applicable under the HSR Act expired on March 29, 2021.
Satisfaction of 80% Test
After consideration of the factors identified and discussed in the section titled “The Business Combination Proposal — HighCape’s Board of Directors Reasons for the Approval of the Business Combination,” the HighCape Board concluded that the Business Combination met all of the requirements disclosed in the prospectus for its initial public offering with respect to HighCape’s initial business combination, including that the Business Combination had a fair market value of at least 80% of the balance of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted, and excluding the amount of any deferred underwriting commissions) at the time of execution of the Business Combination Agreement. In reaching this determination, the HighCape Board concluded that it was appropriate to base such valuation in part on qualitative factors such as competitive positioning, product pipeline and addressable market opportunity, as well as quantitative factors such as Quantum-Si’s historical growth rate and its potential for future growth in sales volume and revenue. The HighCape Board believes that the financial skills and background of its members qualify it to conclude that the acquisition of Quantum-Si met this requirement.
Interests of HighCape’s Directors and Officers in the Business Combination
In considering the recommendation of the HighCape Board in favor of approval of the Business Combination Proposal, it should be noted that HighCape’s initial stockholders, including its directors and officers, have interests in the Business Combination that are different from, or in addition to, those of HighCape stockholders and warrant holders generally. These interests include, among other things, the interests listed below:
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If we are unable to complete our initial business combination by September 9, 2022, we will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to us to pay our franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as promptly as reasonably possible following such redemption, subject to the approval of our remaining stockholders and our board of directors, liquidate and dissolve, subject in each case to our obligations under the DGCL to provide for claims of creditors and the requirements of other applicable law.
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There will be no liquidating distributions from the Trust Account with respect to our founder shares if we fail to complete our initial business combination by September 9, 2022. Our initial stockholders purchased the founder shares prior to our initial public offering for an aggregate purchase price of $25,000. Upon the Closing, such founder shares will be converted into 2,178,750 shares of New Quantum-Si Class A common stock. In connection with the closing of our initial public offering, we consummated the sale of 405,000 private placement units at a price of $10.00 per unit in a private placement to our Sponsor. The units are identical to the units sold in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the units (except to certain permitted transferees) purchased in the private placement until thirty (30) days after the completion of the Business Combination. If we do not consummate a business combination transaction by September 9, 2022, then the proceeds from the sale of the private placement units will be part of the liquidating distribution to the public stockholders and the units held by our Sponsor will be worthless.

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Prior to the Closing of our IPO, our Sponsor transferred 30,000 founder shares to each of our independent directors, which may create a conflict of interest in recommending that the Public Stockholders vote in favor of the Business Combination. Our initial stockholders, officers and directors will lose their entire investment in us if we do not complete a business combination by September 9, 2022.

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Certain of our officers and directors may continue to serve as directors of New Quantum-Si after the Closing. As such, in the future they may receive any cash fees, stock options or stock awards that the New Quantum-Si Board determines to pay to its directors.

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Concurrently with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which the PIPE Investors have agreed to purchase, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, at a purchase price of $10.00 per share.

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In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will be liable to us if and to the extent any claims by a third party (other than our independent registered public accounting firm) for services rendered or products sold to us, or a prospective target business with which we have discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act.

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Following the Closing, our Sponsor would be entitled to the repayment of any working capital loan and advances that have been made to HighCape and remain outstanding. As of the date of this proxy statement/prospectus, our Sponsor has not made any advances to us for working capital expenses. If we do not complete an initial business combination within the required period, we may use a portion of our working capital held outside the Trust Account to repay the working capital loans, but no proceeds held in the Trust Account would be used to repay the working capital loans.

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Following the consummation of the Business Combination, we will continue to indemnify our existing directors and officers and will maintain a directors’ and officers’ liability insurance policy.

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Upon the Closing, subject to the terms and conditions of the Business Combination Agreement, our Sponsor, our officers and directors and any of their respective affiliates may be entitled to reimbursement for any reasonable out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination, and repayment of any other loans, if any, and on such terms as to be determined by HighCape from time to time, made by our Sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. No such expenses were incurred as of May 1, 2021.
Sources and Uses of Funds for the Business Combination
The following table summarizes the sources and uses for funding the Transactions. Where actual amounts are not known or knowable, the figures below represent Quantum-Si’s good faith estimate of such amounts assuming a Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021.
(in millions)	Assuming No Redemptions of Public Shares	Assuming Maximum Redemptions of Public Shares
Sources
Quantum-Si Rollover Equity	$883.6(1)	$883.6(1)
Proceeds from Trust Account	115.0	10.0
PIPE Investors	425.0	425.0
Total Sources	$1,423.6	$1,318.6
Uses
Equity Consideration to Existing Investors	$883.6	$883.6
Cash to Balance Sheet	509.2	404.2
Repayment of PPP Loan	1.8	1.8
Estimated Transaction Costs and other Payments	29.0(2)	29.0(2)
Total Uses	$1,423.6	$1,318.6

(1)
Includes Quantum-Si capital stock and options outstanding and available to grant pursuant to the Quantum-Si 2013 Equity Incentive Plan outstanding as of May 1, 2021 (calculated using the treasury stock method).

(2)
Consists of approximately $4 million in deferred underwriting commissions from HighCape’s initial public offering, approximately $10 million in placement agent fees and other financial advisory fees in connection with the PIPE Financing, approximately $5 million in legal fees, approximately $2 million in accounting and audit fees, and an estimated $1 million in miscellaneous fees and expenses, including consulting fees, proxy solicitation fees, SEC registration fees, printing fees, $3 million in bonuses to employees and consultants, and $4 million in fees to a third party service provider pursuant to agreement dated March 29, 2021.

Directors and Executive Officers of New Quantum-Si After the Business Combination
Subject to the occurrence of the Closing and any limitation with respect to any specific individual imposed under applicable laws and the listing requirements of Nasdaq (for the avoidance of doubt, after giving effect to any exemptions available to a controlled company), effective as of the Closing, HighCape will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the New Quantum-Si Board to consist of seven (7) directors comprised of the persons identified by HighCape, Foresite Capital and Quantum-Si pursuant to the Business Combination Agreement.
On the Closing Date, HighCape shall enter into customary indemnification agreements reasonably satisfactory to Quantum-Si with the individuals to be elected as members of the New Quantum-Si Board, which indemnification agreements shall continue to be effective immediately following the Closing.

Except as otherwise directed in writing by Quantum-Si, and conditioned upon the occurrence of the Closing, HighCape will take all actions necessary or appropriate (including securing resignations or removals and making such appointments as are necessary) to cause the persons identified by Quantum-Si to be the officers of New Quantum-Si (and holding the same titles as held at Quantum-Si) until the earlier of their resignation or removal or until their respective successors are duly appointed.
Quantum-Si will take all necessary action prior to the Effective Time such that, at the Effective Time (a) the governing documents of Quantum-Si will be the governing documents of the Surviving Company, except that the name of the Surviving Company will be “Q-SI Operations Inc.”; and (b) at the Effective Time, the directors and officers of Quantum-Si immediately prior to the Effective Time will be the initial directors and officers of the Surviving Company, each to hold office in accordance with the governing documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
Stock Exchange Listing
HighCape’s units, Class A common stock and public warrants are publicly traded on Nasdaq under the symbols “CAPAU,” “CAPA” and “CAPAW,” respectively. HighCape has applied to list the New Quantum-Si Class A common stock on Nasdaq under the symbols “QSI” and “QSIW,” respectively, upon the Closing of the Business Combination. New Quantum-Si will not have units traded following the Closing of the Business Combination.
Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, HighCape will be treated as the “acquired” company for accounting purposes and the business combination will be treated as the equivalent of Quantum-Si issuing stock for the net assets of HighCape, accompanied by a recapitalization. The net assets of HighCape will be stated at historical cost, with no goodwill or other intangible assets recorded.
Quantum-Si has been determined to be the accounting acquirer based on evaluation of the following facts and circumstances:
•
The pre-Business Combination stockholders of Quantum-Si will hold the majority of voting rights in the combined company;

•
Jonathan M. Rothberg, Ph.D. will be appointed as Executive Chairman of the Board and the pre-Business Combination stockholders of Quantum-Si will have the right to appoint the majority of directors to the New Quantum-Si Board;

•
Senior management of New Quantum-Si will comprise the senior management of the combined company; and

•
The operations of Quantum-Si will comprise the only ongoing operations of the combined company.

The preponderance of evidence as described above is indicative that Quantum-Si is the accounting acquirer in the Business Combination.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Business Combination Agreement and the transactions contemplated thereby, including the Business Combination) will be approved and adopted only with the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
The Business Combination is conditioned upon the approval of the Business Combination Proposal, subject to the terms of the Business Combination Agreement. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal, as described below) will not be presented to the HighCape stockholders for a vote.

The Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, and Deerfield Partners, L.P., along with HighCape’s directors and officers as of the time of its initial public offering, have agreed to vote the founder shares and any public shares owned by them in favor of the Business Combination Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.
The existence of financial and personal interests of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE BUSINESS COMBINATION AGREEMENT
Overview
We are asking our stockholders to adopt and approve the Business Combination Agreement, certain related agreements and the transactions contemplated thereby (including the Merger). HighCape stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information concerning the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the transactions contemplated thereby. Please see “— The Business Combination Agreement” below for additional information and a summary of certain terms of the Business Combination Agreement. We urge you to read carefully the Business Combination Agreement in its entirety before voting on this proposal, as it is the legal document governing the Business Combination.
Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes of shares of HighCape common stock present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
The Business Combination Agreement
This subsection of the proxy statement/prospectus describes the material provisions of the Business Combination Agreement, but does not purport to describe all of the terms of the Business Combination Agreement. The following summary is qualified in its entirety by reference to the complete text of the Business Combination Agreement, which is attached as Annex A to this proxy statement/prospectus. You are urged to read the Business Combination Agreement in its entirety because it is the primary legal document that governs the Business Combination.
The Business Combination Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Business Combination Agreement or other specific dates as provided for in the Business Combination Agreement. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating the Business Combination Agreement. The representations, warranties and covenants in the Business Combination Agreement are also modified in part by the underlying disclosure schedules (the “Disclosure Schedules”), which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. We do not believe that the Disclosure Schedules contain information that is material to an investment decision. Additionally, the representations and warranties of the parties to the Business Combination Agreement may or may not have been accurate as of any specific date and do not purport to be accurate as of the date of this proxy statement/prospectus. Accordingly, no person should rely on the representations and warranties in the Business Combination Agreement or the summaries thereof in this proxy statement/prospectus as characterizations of the actual state of facts about HighCape, the Sponsor, Quantum-Si or any other matter.
On February 18, 2021, HighCape, Merger Sub and Quantum-Si entered into the Business Combination Agreement, which provides for, among other things, the following:
(a)
on the Closing Date at the Effective Time, HighCape will file the Proposed Charter with the Secretary of State of the State of Delaware. As a consequence of adopting the Proposed Charter, at the Effective Time, the governing documents of HighCape will be restated and become the Proposed Charter and the New Quantum-Si Bylaws as described in this proxy statement/prospectus and HighCape’s name will be changed to “Q-SI Operations Inc.”;

(b)
the parties to the Business Combination Agreement will cause a certificate of merger to be executed and filed with the Secretary of State of the State of Delaware, pursuant to which Merger Sub will merge with and into Quantum-Si at the Effective Time, with Quantum-Si as the surviving corporation in the Business Combination and, after giving effect to the Merger, Quantum-Si will be a wholly-owned subsidiary of HighCape;
(c)
as a consequence of the Merger, at the Effective Time, the governing documents of Quantum-Si will be the governing documents of the surviving company;

(d)
as a consequence of the Merger, at the Effective Time, HighCape’s name will be changed to “Quantum-Si Incorporated”;

(e)
as a consequence of the Merger, at of the Effective Time, the directors and officers of Quantum-Si as of immediately prior to the Effective Time will be the initial directors and officers of the surviving corporation, each to hold office in accordance with the governing documents of the surviving company, until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal;

(f)
as a consequence of the Merger, at of the Effective Time, each share of HighCape Class B common stock will be canceled and extinguished and converted into one share of HighCape Class A common stock;

(g)
as a consequence of the Merger, at the Effective Time, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; and (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding immediately prior to the Effective Time will be canceled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio rounded down to the nearest whole number of shares;

(h)
as a consequence of the Merger, at the Effective Time, each share of Quantum-Si capital stock held prior to the Effective Time as treasury stock shall be automatically canceled and extinguished;

(i)
as a consequence of the Merger, HighCape shall adopt and assume Quantum-Si’s 2013 Employee, Director and Consultant Equity Incentive Plan, as amended (the “2013 Equity Incentive Plan”) and (i) all options outstanding immediately prior to the Effective Time (whether vested or unvested) shall become options to purchase a number of shares of HighCape Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior to the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; (ii) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will automatically become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.

In connection with the Business Combination, certain related agreements have been, or will be entered into on or prior to the closing of the Business Combination, including the PIPE Investor Subscription Agreements, the Subscription Agreement, the Amended and Restated Registration Rights Agreement, the Quantum-Si Transaction Support Agreement, the Sponsor Letter Agreement, and the Executive Chairman Agreement. See “— Related Agreements” for more information.
Effect of the Business Combination on Existing HighCape Equity
The Business Combination will result in, among other things, the following, each of which will occur at the Effective Time, by virtue of the Merger and without any action on the part of any party:

•
the governing documents of HighCape will be restated and become the Proposed Charter and New Quantum-Si Bylaws as described in this proxy statement/prospectus and HighCape’s name will change to “Quantum-Si Incorporated”;

•
the form of the certificate of incorporation and the bylaws will be appropriately adjusted to give effect to any amendments contemplated by the form of certificate of incorporation or the bylaws that are not adopted and approved by the HighCape stockholders prior to the Effective Time, other than the amendments to the HighCape governing documents that are contemplated by the Charter Amendment Proposal, which are a condition to the closing of the Business Combination; and

•
each share of HighCape Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock.

The Business Combination will have no effect on HighCape Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding. On the Closing Date, prior to the Effective Time, each issued and outstanding unit of HighCape that has not been previously separated into the underlying shares of HighCape Class A common stock and underlying HighCape warrants upon the request of the holder thereof will be canceled and will entitle the holder thereof to one share of New Quantum-Si Class A common stock and one-third (1/3) of one warrant representing the right to purchase one share of New Quantum-Si Class A common stock at an exercise price of $11.50 per share on the terms and subject to the conditions set forth in the HighCape warrant agreement.
Consideration to Quantum-Si Equityholders in the Business Combination
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.
Closing and Effective Time of the Business Combination
The Closing is required to take place electronically by exchange of the closing deliverables as promptly as reasonably practicable, but in no event later than the third business day following the satisfaction (or, to the extent permitted by applicable law, waiver) of the conditions described below under “Conditions to Closing of the Business Combination,” (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) or at such other place, date and/or time as HighCape and Quantum-Si may agree in writing.

Conditions to Closing of the Business Combination
Conditions to Each Party’s Obligations
The respective obligations of each party to the Business Combination Agreement to consummate the transactions contemplated by the Business Combination are subject to the satisfaction of the following conditions, the satisfaction of which cannot be waived due to the requirements of the parties’ organizational documents, applicable law, or otherwise:
•
the applicable waiting period under the HSR Act relating to the Business Combination having expired or been terminated;

•
no order or law issued by any court of competent jurisdiction or other governmental entity or other legal restraint or prohibition preventing the consummation of the Business Combination being in effect;

•
this proxy statement/prospectus becoming effective in accordance with the provisions of the Securities Act, no stop order being issued by the SEC and remaining in effect with respect to this proxy statement/prospectus, and no proceeding seeking such a stop order being threatened or initiated by the SEC and remaining pending;

•
the approval of the Business Combination Agreement, the related documents to the Business Combination Agreement to which Quantum-Si is or will be a party and the transactions contemplated by each of the foregoing (including the Merger) being obtained by the requisite number of stockholders of Quantum-Si in accordance with the DGCL, Quantum-Si’s governing documents and Quantum-Si’s Company Stockholders Agreements (as defined in the Business Combination Agreement);

•
the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of shares of HighCape common stock entitled to vote thereon, whether in person or by proxy at the Special Meeting, having been obtained in accordance with the DGCL and HighCape’s governing documents; and

•
after giving effect to the Transactions, HighCape having at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Other Conditions to the Obligations of the HighCape Parties
Unless waived by HighCape (on behalf of itself and the other HighCape Parties), the obligations of the HighCape Parties to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
•
the representations and warranties of Quantum-Si regarding the organization and qualification of Quantum-Si and its subsidiaries, certain representations and warranties regarding the capitalization, and amounts payable upon a change in control, of Quantum-Si and the representations and warranties of Quantum-Si regarding the authority of Quantum-Si to, among other things, consummate the Transactions, the intended tax treatment of the Business Combination and brokers fees being true and correct (without giving effect to any limitation of “materiality” or “Quantum-Si Material Adverse Effect” (as defined below) or any similar limitation as set forth in the Business Combination Agreement) in all material respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

•
certain other representations and warranties regarding the capitalization of Quantum-Si being true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties of Quantum-Si being true and correct (without giving effect to any limitation as to “materiality” or “Quantum-Si Material Adverse Effect” or any similar limitation as set forth in the Business Combination Agreement) in all respects as of the Closing Date as though made on and as of such date (or, if given as of an earlier date, as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Quantum-Si Material Adverse Effect;
•
Quantum-Si having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by it under the Business Combination Agreement at or prior to the Closing;

•
since the date of the Business Combination Agreement, no Quantum-Si Material Adverse Effect has occurred that is continuing; and

•
HighCape must have received, at or prior to the Closing, (i) a certificate executed by an authorized officer of Quantum-Si, dated as of the Closing Date, confirming that the conditions set forth in the first five bullet points in this section have been satisfied and (ii) the Executive Chairman Agreement duly executed by Dr. Rothberg.

Other Conditions to the Obligations of Quantum-Si
Unless waived by Quantum-Si, the obligations of Quantum-Si to consummate the transactions contemplated by the Business Combination Agreement are subject to the satisfaction of the following further conditions:
•
the representations and warranties regarding the organization and qualification of the HighCape Parties, the authority of HighCape to execute and deliver the Business Combination Agreement and each of the related documents thereto to which it is or will be a party and to consummate the Transactions, and certain representations and warranties regarding the capitalization of the HighCape Parties, the intended tax treatment of the Business Combination and brokers fees being true and correct, in all material respects, as of the Closing Date, as though made on and as of the Closing Date (or, if given as of an earlier date, as of such earlier date);

•
certain other representations and warranties regarding the capitalization of HighCape being true and correct in all respects, (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of such date (or, if given as of an earlier date, as of such earlier date);

•
the other representations and warranties of the HighCape Parties being true and correct (without giving effect to any limitation of “materiality” or “HighCape Material Adverse Effect” (as defined below) or any similar limitation set forth in the Business Combination Agreement) in all respects as of the Closing Date, as though made on and as of such date, except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a HighCape Material Adverse Effect;

•
the HighCape Parties having performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under the Business Combination Agreement at or prior to the Closing;

•
the Aggregate Transaction Proceeds being equal to or greater than $160 million;

•
HighCape’s listing application with Nasdaq in connection with the transactions contemplated by the Business Combination Agreement being approved and, immediately following the Effective Time, New Quantum-Si satisfying any applicable listing requirements of Nasdaq, and HighCape not having received any notice of non-compliance in connection therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the shares of New Quantum-Si common stock (including the shares of New Quantum-Si common stock to be issued pursuant to the Merger), being approved for listing on Nasdaq;

•
the New Quantum-Si Board consisting of the number of directors, and comprising the individuals, determined pursuant to Section 5.16(a)(i) and (ii) of the Business Combination Agreement; and

•
Quantum-Si must have received, at or prior to the Closing, (i) a certificate executed by an authorized officer of HighCape, dated as of the Closing Date, confirming that the conditions set forth in the first four bullet points of this section have been satisfied; (ii) the Executive Chairman Agreement duly executed by HighCape; and (iii) the Registration Rights Agreement duly executed by HighCape.

Representations and Warranties
Under the Business Combination Agreement, Quantum-Si made customary representations and warranties to HighCape relating to, among other things:
•
organization and qualification, including that Quantum-Si is a corporation, limited liability company or other applicable business entity duly organized, validly existing and in good standing under the laws of its jurisdiction of formation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted except where the failure to have such power or authority would not have a Quantum-Si Material Adverse Effect, and is duly qualified or licensed to transact business and is in good standing in each jurisdiction in which such qualification or licensing is necessary except where the failure to be so duly qualified or licensed would not have a Quantum-Si Material Adverse Effect;

•
capitalization, including that, among other things, (i) the number and class or series (as applicable) of all Quantum-Si capital stock issued and outstanding and the identity of the persons that are the record and beneficial owners thereof are as set forth in the Disclosure Schedules to the Business Combination Agreement, (ii) all of the outstanding Quantum-Si capital stock and other equity interests (a) have been duly authorized and validly issued, are fully paid and non-assessable, (b) were not issued in violation of Quantum-Si’s governing documents or the Company Stockholders Agreements or any other contract to which Quantum-Si is a party or bound, (c) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any person, and (d) have been offered, sold and issued in compliance with applicable law, including the federal securities laws, and (iii) except as identified in or issued pursuant to the Business Combination Agreement, Quantum-Si has no outstanding (a) equity appreciation, phantom equity or profit participation rights or (b) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other contracts that could require Quantum-Si to issue, sell or otherwise cause to become outstanding or acquire, repurchase or redeem any Quantum-Si capital stock or securities convertible into or exchangeable for Quantum-Si capital stock, and (iv) all outstanding Quantum-Si common stock and other equity interests are free and clear of all liens;

•
authority, including that Quantum-Si has the requisite power and authority to execute and deliver the Business Combination Agreement and each related ancillary document thereto to which it is or will be a party, to perform its obligations thereunder and to consummate the transactions contemplated thereby;

•
financial statements and absence of undisclosed liabilities, including that, among others, (i) the financial statements of Quantum-Si (a) were prepared in accordance with GAAP applied on a consistent basis for the years ended December 31, 2019 and December 31, 2020, (b) fairly present, in all material respects, the financial position, results of operations and cash flows of Quantum-Si as of December 31, 2019 and December 31, 2020 and (c) where applicable, were prepared in accordance with the standards of the Public Company Accounting Oversight Board (the “PCAOB”), and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof, (ii) except as have been disclosed to HighCape or are not, individually or in the aggregate, material to Quantum-Si, taken as a whole, Quantum-Si does not have any liabilities of the type required to be set forth on a balance sheet in accordance with GAAP, (iii) Quantum-Si (a) has established and maintain systems of internal accounting controls and (b) maintains and, for all periods covered by the financial statements, has maintained books and records of the ordinary course of business that are accurate and complete;

•
other than as described in the Business Combination Agreement and as would not have a Quantum-Si Material Adverse Effect (with the exception of clause (ii)(a) below), (i) no consent, approval or authorization of, or designation, declaration or filing with, any governmental entity is required on the part of Quantum-Si with respect to Quantum-Si’s execution, delivery or performance of its obligations under the Business Combination Agreement or the ancillary documents thereto, and (ii) neither the execution, delivery or performance by Quantum-Si of the Business Combination Agreement nor the Ancillary Documents nor the consummation by Quantum-Si of the transactions contemplated thereby will, directly or indirectly (a) result in any breach of any provision of Quantum-Si’s governing documents, (b) result in a violation or breach of, or constitute a default or give rise to any right of termination, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any contract to which Quantum-Si is a party, (c) violate, or constitute a breach under, any order or applicable law to which Quantum-Si or any of its properties or assets are bound or (d) result in (A) the creation of any lien upon, any right, title or interest of any of the tangible or intangible assets or properties (other than any liens permitted under the Business Combination Agreement) of Quantum-Si (B) release, disclosure or delivery of any source code constituting Quantum-Si owned intellectual property to any person, or (C) grant, assignment or transfer that is not a permitted lien to any other person of any license or other right or interest under, to or in any Quantum-Si owned intellectual property;
•
permits, including that Quantum-Si has all permits that are required to own, lease or operate its properties or assets and to conduct its business except where the failure to hold the same would not result in a Quantum-Si Material Adverse Effect;

•
material contracts, (i) including, among others, any contract (a) that relates to indebtedness or the placing of a lien on any material assets or properties of Quantum-Si, (b) under which Quantum-Si is a lessor or lessee or holds or operates or permits any third party to hold or operate any tangible property for which the aggregate annual rental payments equal or exceed $2 million, (c) that is a joint venture, profit-sharing, partnership or other similar agreement which requires or could reasonably be expected to require aggregate payments to or from Quantum-Si in excess of $5 million over the life of such contract or with respect to material intellectual property licensed to or from Quantum-Si, (d) that limits or purports to limit in any material respect the freedom of Quantum-Si to engage or compete in any line of business or any person or to sell, manufacture, develop, commercialize, test or research products or contains exclusivity provisions or obligations, (e) requiring any future capital commitment or capital expenditure in excess of $2 million annually or $5 million over the life of the agreement, (f) requiring Quantum-Si to guarantee the liabilities of any person or under which the liabilities of Quantum-Si are guaranteed, in each case in excess of $2 million, (g) under which Quantum-Si has, directly or indirectly, made or agreed to make any loan, advance or other assignment of payment or made any capital contribution to, or investment in, any person, (h) under which Quantum-Si (or HighCape or any of its affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events, (i) for the disposition of any portion of the assets or business of Quantum-Si or for the acquisition by Quantum-Si of the assets or business of any other person, or under which Quantum-Si has any continuing obligation with respect to an “earn-out,” contingent purchase price or deferred payment obligation, (j) any settlement, conciliation or other similar contract, (k) management service, consulting, financial advisory or other similar type contracts that include payment obligations in excess of $250,000, and all contracts with investment or commercial banks entered into in connection with the Business Combination Agreement, (l) any contract (A) for the employment of any officer, individual employee or other person on a full-time or consulting basis who cannot be dismissed immediately without notice and without liability or obligation of any kind in excess of $200,000, or (B) requiring severance payments or payments upon a change-in-control in excess of $200,000, (m) any contracts between Quantum-Si and a governmental entity, (n) material intellectual property contracts, or (k) the performance of which requires either annual payments to or from Quantum-Si in excess of $2 million or aggregate payments to or from Quantum-Si in excess of $5 million over the life of the agreement and, in each case, that is not terminable without penalty upon less than thirty (30) days’ notice, and (ii) that each material contract is valid and binding on Quantum-Si and, to the knowledge of Quantum-Si, the counterparty thereto, and is in full force and effect, and that each of Quantum-Si and its subsidiaries, as applicable, and, to the knowledge of Quantum-Si, the counterparties thereto, are not in material breach of or default under any such material contract;

•
the absence of certain changes or events, including that, since September 30, 2020 and ended on the date of the Business Combination Agreement, no Quantum-Si Material Adverse Event has occurred and, except as expressly contemplated by the Business Combination Agreement, any Ancillary

Document or in connection with the transactions contemplated thereby, that (i) Quantum-Si has conducted its business in the ordinary course in all material respects and (ii) Quantum-Si has not taken any action that would require the consent of HighCape if such action were taken on or after the date of the Business Combination Agreement without the consent of HighCape;
•
litigation, including that, as of the date of the Business Combination Agreement, there is (and since December 31, 2018 there has been) no proceeding pending or, to Quantum-Si’s knowledge, threatened against Quantum-Si that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to Quantum-Si or its subsidiaries, taken as a whole;

•
compliance with applicable laws;

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employee plans, including that, among others, (i) each employee benefit plan has been established, funded, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable laws, (ii) each employee benefit plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service, (iii) as of the date of the Business Combination Agreement, there are no pending or, to Quantum-Si’s knowledge, threatened in writing, claims or proceedings with respect to any employee benefit plan (other than routine claims for benefits), and (iv) the execution and delivery of the Business Combination Agreement and the consummation of the transactions contemplated thereby will not materially (a) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee or other service provider, (b) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee or other service provider or (c) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee or other service provider;

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environmental matters;

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intellectual property, including that, among others, (i) as of the date of the Business Combination Agreement, all necessary fees and filings with respect to any material Company Registered Intellectual Property (as defined in the Business Combination Agreement) have been timely submitted to the relevant authority necessary to maintain such material Company Registered Intellectual Property and that there are no material proceedings pending or, to Quantum-Si’s knowledge, threatened relating to any of the Company Registered Intellectual Property, (ii) that Quantum-Si exclusively owns all right, title and interest in and to all material Company Owned Intellectual Property (as defined in the Business Combination Agreement) free and clear of all liens or obligations to others (other than liens permitted under the Business Combination Agreement) and owns or has a valid license to use all other intellectual property and information technology systems necessary for the operation of the business (and that none of the foregoing would be materially adversely impacted by the execution of the Business Combination Agreement and the consummation of the transactions contemplated thereby, (iii) the Company Owned Intellectual Property and the Company Licensed Intellectual Property (as defined in the Business Combination Agreement) constitutes all of the intellectual property used or held for use by Quantum-Si in the operation of its business and all intellectual property necessary and sufficient to enable Quantum-Si to conduct its business as currently conducted in all material respects, (iv) Quantum-Si’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the development of any material Company Owned Intellectual Property have agreed to maintain and protect the trade secrets and confidential information of Quantum-Si and have assigned or have agreed to a present assignment to Quantum-Si of all intellectual property rights authored, invented or otherwise developed in the course of such person’s employment or other engagement, (v) Quantum-Si has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned by Quantum-Si, (vi) none of the Company Owned Intellectual Property and, to Quantum-Si’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding order restricting the use, sale, transfer, licensing or exploitation thereof by Quantum-Si or any of its subsidiaries, (vii) neither the conduct of the business of Quantum-Si nor any of their products offered, marketed, licensed, provided, sold distributed or otherwise exploited by any of them infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any intellectual property rights of any person, except as is and would not reasonably be expected to be, individually or in the aggregate, material to Quantum-Si, taken as a whole, and (viii) in the six years preceding the date of the Business Combination Agreement, there has been no material proceeding pending (or to the knowledge of Quantum-Si, threatened) nor has Quantum-Si received any written communications (a) alleging that any such entity has infringed, misappropriated or otherwise violated any intellectual property rights of another person, (b) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (c) inviting Quantum-Si to take a license under any patent or consider the applicability of any patents to any products or services of any such entity or to the conduct of the business of Quantum-Si;
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labor matters, including that, among others, (i) since the incorporation of Quantum-Si, (a) Quantum-Si does not have and has not had any material liability for any arrears or wages or other compensation for services, or any material liability for any payment to any trust or other fund governed by or maintained by any governmental entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of Quantum-Si and (b) the Quantum-Si has withheld all amounts required by applicable law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers, (ii) Quantum-Si is not a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union or similar association nor, to the knowledge of Quantum-Si, is there any duty on the part of Quantum-Si to bargain with any labor union, labor organization or similar association, (iii) since December 31, 2018, there has been no actual or, to Quantum-Si’s knowledge, threatened unfair labor practice charges or other material labor disputes against or affecting Quantum-Si, (iv) to Quantum-Si’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of Quantum-Si, (v) no employee layoff, facility closure or shutdown or other similar event has occurred within the last twelve (12) months or is currently contemplated, planned or announced, including as a result of COVID-19 or otherwise and (vi) Quantum-Si has been in substantial compliance with all applicable laws regarding employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits and wages and hours;

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insurance;

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tax matters;

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except as described in the Disclosure Schedules, Quantum-Si has not incurred and will not incur any liability for any brokerage, finder’s fee or other fee or commission in connection with the Business Combination;

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real and personal property;

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transactions with affiliates, including that no related party owns any interest in any material asset used in Quantum-Si’s business or owes any material amount to, or is owed any material amount by, Quantum-Si (other than as permitted in accordance with the terms of the Business Combination Agreement);

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data privacy and security, including that (i) Quantum-Si has implemented written policies relating to the processing of personal data as and to the extent required by applicable privacy laws and has been in compliance in all material respects with applicable privacy laws, (ii) Quantum-Si has not received notice of any pending proceedings, nor have there been any material proceedings against Quantum-Si initiated alleging that any processing of personal data by or on behalf of Quantum-Si is in violation of any applicable privacy law or data security policy, (iii) since the incorporation of Quantum-Si, (a) there has been no unauthorized access, use, breach of security of Quantum-Si’s information technology systems, or disclosure of personal data in the possession or control of Quantum-Si and (b) there have been no unauthorized intrusions or breaches of security into Quantum-Si systems, except as would not have a Quantum-Si Material Adverse Effect, (iv) Quantum-Si owns or has a license to use the computer hardware, software and related information technology systems necessary to operate the business of Quantum-Si as currently conducted and (v) Quantum-Si has implemented or required third-party vendors to implement adequate policies and commercially reasonable security regarding the confidentiality of personal data and business proprietary or sensitive information and regarding the integrity and availability of Quantum-Si’s information technology systems; and
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compliance with international trade and anti-corruption laws.

Material Adverse Effect
Under the Business Combination Agreement, certain representations and warranties of Quantum-Si and HighCape are qualified in whole or in part by materiality thresholds. In addition, certain representations and warranties of Quantum-Si and HighCape are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred.
Pursuant to the Business Combination Agreement, a “Quantum-Si Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of Quantum-Si and its subsidiaries, taken as a whole, or (b) the ability of Quantum-Si to consummate the Business Combination in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a Quantum-Si Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which Quantum-Si or any of its subsidiaries operates, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of Quantum-Si or any of its subsidiaries with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties set forth in Section 3.5(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.2(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by Quantum-Si or any of its subsidiaries to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Quantum-Si Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on Quantum-Si or any of its subsidiaries, taken as a whole, relative to other participants operating in the industries or markets in which Quantum-Si or any of its subsidiaries operate.
Under the Business Combination Agreement, certain representations and warranties of the HighCape Parties are qualified in whole or in part by a material adverse effect standard for purposes of determining whether a breach of such representations and warranties has occurred. Pursuant to the Business Combination Agreement, a “HighCape Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the HighCape Parties, taken as a whole, or (b) the ability of the HighCape Parties to consummate the Business Combination in accordance with the terms of the Business Combination Agreement; provided, however, that, in the case of clause (a), none of the following will be taken into account in determining whether a HighCape Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of the Business Combination Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which the HighCape Parties operate, (vi) the execution or public announcement of the Business Combination Agreement or the pendency or consummation of the transactions contemplated by the Business Combination Agreement, including the impact thereof on the relationships, contractual or otherwise, of the HighCape Parties with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) will not apply to the representations and warranties set forth in Section 4.3(b) of the Business Combination Agreement to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by the Business Combination Agreement or the condition set forth in Section 6.3(a) of the Business Combination Agreement to the extent it relates to such representations and warranties), (vii) any failure by the HighCape Parties to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a HighCape Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the HighCape Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the HighCape Parties operate.
Covenants of the Parties
Covenants of Quantum-Si
Quantum-Si made certain covenants under the Business Combination Agreement, including, among others, the following:
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Subject to certain exceptions or as consented to in writing by HighCape (such consent not to be unreasonably withheld, conditioned or delayed), prior to the Closing, Quantum-Si will, and will cause its subsidiaries to, operate the business of Quantum-Si and its subsidiaries in the ordinary course in all material respects and use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of Quantum-Si and its subsidiaries, taken as a whole.

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Subject to certain exceptions, prior to the Closing, Quantum-Si will not, and will cause its subsidiaries not to, do any of the following without HighCape’s consent (such consent not to be unreasonably withheld, conditioned or delayed except in the case of the first, second (clause A), fourth, eleventh, thirteenth, fourteenth, fifteenth and sixteenth sub-bullets below):

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declare, set aside, make or pay any dividends or distributions or payments in respect of, or repurchase any outstanding, any equity securities of Quantum-Si or any subsidiary other than dividends or distributions, declared, set aside or paid by any of Quantum-Si’s subsidiaries to Quantum-Si or any subsidiary that is, directly or indirectly, wholly owned by Quantum-Si;

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(A) merge, consolidate, combine or amalgamate with any person, or (B) purchase or otherwise acquire any business entity or organization;

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adopt any amendments, supplements, restatements or modifications to any governing documents of Quantum-Si or any subsidiary, or to Quantum-Si’s Company Stockholders Agreement;

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dispose of or subject to a lien any equity interests of Quantum-Si or its subsidiaries or issue any options or other rights, agreements, arrangements or commitments obligating Quantum-Si or any of its subsidiaries to issue, deliver or sell any equity interests other than the issuance of shares of the applicable class of capital stock of Quantum-Si upon the exercise or conversion of any Quantum-Si options outstanding on the date of the Business Combination Agreement or as allowed by Section 5.1(b)(vii) of the Business Combination Agreement;

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incur, create or assume any indebtedness other than ordinary course trade payables;

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make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any person, other than (A) intercompany loans or capital contributions between Quantum-Si and its wholly-owned subsidiaries and (B) the reimbursement of expenses in the ordinary course of business;

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other than in the ordinary course of business consistent with past practice or as required under any existing employee benefit plan, and except as to (i) the grant of equity awards with respect to shares of Quantum-Si common stock authorized but unallocated as of the date of the Business Combination Agreement or shares that become available for grant thereafter as a result of equity award forfeitures, or (ii) the granting of certain management equity and cash incentives as mutually agreed to by Quantum-Si and HighCape, amend, modify, adopt, enter into or terminate any material benefit plan, materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of Quantum-Si or any of its subsidiaries, take any action to accelerate any payment or benefit payable or to become payable to any such person, or waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of Quantum-Si or any of its subsidiaries;

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make, change or revoke any material tax election or enter into or settle any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

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take any action, or knowingly fail to take any action, which might reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment thereunder;

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subject to certain exceptions, enter into any settlement, conciliation or similar contract in excess of a certain threshold or that impose any material non-monetary obligations on Quantum-Si or any of its subsidiaries;

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authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving Quantum-Si or any of its subsidiaries;

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make any material changes to the methods of accounting of Quantum-Si or any of its subsidiaries, other than changes that are made in accordance with Public Company Accounting Oversight Board standards;

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enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement;

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make any payment resulting from the closing of the Business Combination or related party transactions that is not disclosed to HighCape on the Quantum-Si Disclosure Schedules;

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enter into, amend, modify or terminate, or waive any material benefit or right under, any material affiliate contracts or material contracts providing for any payment resulting from the closing of the Business Combination or related party transactions;

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transfer, sell assign, license, sublicense, covenant not to assert, subject to a lien (other than those specifically listed in the Disclosure Schedules to the Business Combination Agreement), abandon, allow to lapse, fail to maintain, or dispose of, any right, title or interest of Quantum-Si in or to any intellectual property that is material to its business;

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extend, amend, waive, cancel or modify any material rights in or to any of Quantum-Si’s licensed intellectual property;

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fail to prosecute a patent application owned by Quantum-Si or any of its subsidiaries, other than immaterial applications;

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disclose, divulge, furnish to or make accessible to any third party any trade secrets or confidential information of Quantum-Si;

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subject any proprietary software of Quantum-Si to so-called “copyleft terms”; or

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enter into any agreement to take or cause to be taken any of the foregoing actions.

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As promptly as reasonably practicable (and in any event within two business days) following the time at which the registration statement of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, Quantum-Si is required to obtain and deliver to HighCape a true and correct copy of a written consent of the Quantum-Si stockholders approving the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination), duly executed by the Quantum-Si stockholders required to approve and adopt such matters (the “Quantum-Si Stockholder Written Consent”), and through its board of directors, will recommend to the Quantum-Si stockholders the approval and adoption of the Business Combination Agreement, the related documents and the transactions contemplated thereby (including the Business Combination).

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Subject to certain exceptions, prior to the Closing, Quantum-Si will purchase a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of certain Quantum-Si directors and officers with respect to matters occurring on or prior to the Closing.

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Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, Quantum-Si will not, and will cause its subsidiaries and its and their respective representatives not to, directly or indirectly: (i) solicit, initiate, encourage, facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer with respect to a Company Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any equity securities of Quantum-Si or its subsidiaries (or any affiliate or successor of Quantum-Si or its subsidiaries); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Covenants of HighCape
HighCape made certain covenants under the Business Combination Agreement, including, among others, the following:
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Subject to certain exceptions, including as contemplated by the Business Combination Agreement and the Ancillary Documents or as consented to in writing by Quantum-Si, prior to the Closing, HighCape will not, and will cause its subsidiaries not to, do any of the following:

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adopt any amendments, supplements, restatements or modifications to the HighCape trust agreement, warrant agreement or the governing documents of any HighCape Party or any of its subsidiaries;

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declare, set aside, make or pay any dividends on or make any other distribution or payment in respect of, or repurchase, redeem or otherwise acquire any outstanding, any outstanding equity securities of HighCape or any subsidiary;

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split, combine or reclassify any of its capital stock or other equity securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;

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incur, create or assume any indebtedness or other liability (including any incurrence, creation or assumption of any indebtedness under any contract with the Sponsor or any of its affiliates);

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make any loans or advances to, or capital contributions in, any other person, other than to, or in, HighCape or any of its subsidiaries;

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issue any equity securities of HighCape or any of its subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to equity securities of the foregoing of HighCape or any of its subsidiaries, other than (i) issuances of any HighCape warrants to the Sponsor for repayment of loans made by the Sponsor to HighCape, to the extent such loans and such conversion are approved in advance and in writing by Quantum-Si or (ii) issuances in connection with the PIPE Financing;

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enter into, renew, modify or revise any HighCape related party transaction;

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engage in any activities or business, other than activities or business (i) in connection with or incident or related to such person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, the Business Combination Agreement, any ancillary document thereto, the performance of covenants or agreements thereunder or the consummation of the transactions contemplated thereby or (iii) those that are administrative or ministerial and immaterial in nature;

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make, change or revoke any material tax election or enter into or settle any material tax claim or assessment, other than any such extension or waiver obtained in the ordinary course of business;

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take any action, or knowingly fail to take any action, which might reasonably be expected to prevent or impede the transactions contemplated by the Business Combination Agreement from qualifying for the intended tax treatment thereunder;

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authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution; and

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enter into any contract providing for the payment of any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by the Business Combination Agreement; and

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enter into any contract to take or cause to be taken the foregoing actions.

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As promptly as reasonably practicable following the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, HighCape will duly give notice of and use its reasonable best efforts to duly convene and hold the Special Meeting to approve the Required Transaction Proposals.

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Subject to certain exceptions, HighCape will use its reasonable best efforts to cause: (i) HighCape to satisfy all applicable listing requirements of Nasdaq and (ii) the New Quantum-Si common stock issuable in accordance with the Business Combination Agreement, including the Merger, to be approved for listing on Nasdaq.

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Prior to the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, the HighCape Board will approve and adopt the New Quantum-Si Equity Incentive Plan and with any changes or modifications thereto as Quantum-Si and HighCape may mutually agree

(such agreement not to be unreasonably withheld, conditioned or delayed by either Quantum-Si or HighCape, as applicable), effective as of one day prior to the Closing Date, and HighCape will reserve a number of shares of New Quantum-Si common stock thereunder representing 11% of the number of shares of New Quantum-Si common stock outstanding following the Business Combination less a number of shares equal to 5,400,000 multiplied by the Exchange Ratio plus: (i) the number of shares of Quantum-Si common stock that remain unallocated and available for grant at the Closing of the Business Combination under the Quantum-Si 2013 Equity Incentive Plan multiplied by the Exchange Ratio or that are forfeited, expire or are cancelled without issuance under the Quantum-Si 2013 Equity Incentive Plan following the Closing, and (ii) an annual increase on the first day of each fiscal year during the period beginning with fiscal year 2022 and ending on the second day of fiscal year 2031, equal to the lesser of (a) 4% of the number of outstanding shares of New Quantum-Si common stock on such date, and (b) an amount determined by the plan administrator.
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Subject to certain exceptions, prior to the Closing or termination of the Business Combination Agreement in accordance with its terms, the HighCape Parties will not, and will cause their representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a HighCape Acquisition Proposal (as defined in the Business Combination Agreement); (ii) furnish or disclose any non-public information to any person in connection with, or that could reasonably be expected to lead to, a HighCape Acquisition Proposal; (iii) enter into any contract or other arrangement or understanding regarding a HighCape Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of HighCape (or any affiliate or successor of HighCape); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any person to do or seek to do any of the foregoing.

Mutual Covenants of the Parties
The parties made certain covenants under the Business Combination Agreement, including, among others, the following:
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using reasonable best efforts to take, or causing to be taken, all actions and doing, or causing to be done, all things reasonably necessary to consummate the Business Combination, including (i) the satisfaction, but not the waiver, of the closing conditions to the Business Combination Agreement and the execution of each ancillary document thereto and (ii) using reasonable best efforts to obtain the PIPE Financing;

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subject to certain exceptions, notifying the other party in writing promptly after learning of any stockholder demands or other stockholder proceedings relating to the Business Combination Agreement, any ancillary document or any matters relating thereto and reasonably cooperating with one another in connection therewith;

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keeping certain information confidential in accordance with the existing non-disclosure agreements;

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refraining from making public announcements regarding the Transactions without the written consent of the other party;

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using reasonable best efforts to cause the Merger to be treated as transactions that qualify under Section 351(a) of the Code, or to cause the Merger to be treated as a “reorganization” within the meaning of Section 368(a) of the Code or otherwise use commercially reasonable efforts to restructure the Merger to so qualify; and

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cooperate in connection with certain tax matters and filings.

In addition, HighCape and Quantum-Si agreed that HighCape and Quantum-Si will prepare and mutually agree upon, and HighCape will file with the SEC, the registration statement on Form S-4 relating to the Business Combination of which this proxy statement/prospectus forms a part.
Board of Directors
HighCape will take all action within its power as may be necessary or appropriate such that, immediately after the Effective Time, (i) the New Quantum-Si Board will consist of seven (7) directors, (ii) the members of the New Quantum-Si Board will include one (1) individual designated by HighCape, one (1) individual designated by Foresite Capital Management, LLC (“Foresite”) and five (5) individuals designated by Quantum-Si pursuant to the Business Combination Agreement; (iii) the members of the New Quantum-Si Compensation Committee, Audit Committee and Nominating and Corporate Governance Committee are the individuals designated to such roles by Quantum-Si pursuant to the Business Combination Agreement, and (iv) the individuals identified by Quantum-Si pursuant to the Business Combination Agreement will become the officers of New Quantum-Si.
Survival of Representations, Warranties and Covenants
The representations, warranties, agreements and covenants in the Business Combination Agreement terminate at the Effective Time, except for the covenants and agreements relevant to the Closing, agreements or covenants which by their terms contemplate performance after the Effective Time, and the representations and warranties of Quantum-Si and HighCape regarding investigation and exclusivity of representations and warranties.
Termination
The Business Combination Agreement may be terminated under certain customary and limited circumstances at any time prior to the Closing, including, among others, the following:
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by the mutual written consent of HighCape and Quantum-Si;

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by HighCape, subject to certain exceptions, if any of the representations or warranties made by Quantum-Si are not true and correct or if Quantum-Si fails to perform any of its respective covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of HighCape, as described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) August 17, 2021 (the “Termination Date”);

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by Quantum-Si, subject to certain exceptions, if any of the representations or warranties made by the HighCape Parties are not true and correct or if any HighCape Party fails to perform any of its covenants or agreements under the Business Combination Agreement (including an obligation to consummate the Closing) such that certain conditions to the obligations of Quantum-Si, as described in the section titled “The Business Combination Agreement — Conditions to Closing of the Business Combination” above could not be satisfied and the breach (or breaches) of such representations or warranties or failure (or failures) to perform such covenants or agreements is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof, and (ii) the Termination Date;

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by either HighCape or Quantum-Si,

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if the transactions contemplated by the Business Combination Agreement have not been consummated on or prior to the Termination Date, unless the breach of any covenants or obligations under the Business Combination Agreement by the party seeking to terminate proximately caused the failure to consummate the transactions contemplated by the Business Combination Agreement;

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if any governmental entity has issued an order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by the Business Combination Agreement and such order or other action has become final and nonappealable;

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if the approval of the Required Transaction Proposals are not obtained at the Special Meeting (including any adjournment thereof); and

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by HighCape, if Quantum-Si does not deliver, or cause to be delivered to HighCape, the Quantum-Si Stockholder Written Consent or the Quantum-Si Transaction Support Agreement when required under the Business Combination Agreement.

Expenses
The fees and expenses incurred in connection with the Business Combination Agreement and the related documents thereto, and the transactions contemplated thereby, including the fees and disbursements of counsel, financial advisors and accountants, will be paid by the party incurring such fees or expenses; provided that, (i) if the Business Combination Agreement is terminated in accordance with its terms, Quantum-Si will pay, or cause to be paid, all unpaid Quantum-Si expenses and HighCape will pay, or cause to be paid, all unpaid HighCape expenses and (ii) if the Closing occurs, then New Quantum-Si will pay, or cause to be paid, all unpaid Quantum-Si expenses and all unpaid HighCape expenses.
Governing Law
The Business Combination Agreement is governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Amendments
The Business Combination Agreement may be amended or modified only by a written agreement executed and delivered by (i) HighCape and Quantum-Si prior to the Closing and (ii) New Quantum-Si and the Sponsor after the Closing.

RELATED AGREEMENTS
This section describes certain additional agreements entered into or to be entered into pursuant to the Business Combination Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of PIPE Investor Subscription Agreement, the form of Subscription Agreement, the form of Executive Chairman Agreement, the form of Amended and Restated Registration Rights Agreement and the form of Quantum-Si Transaction Support Agreement are attached hereto as Exhibit C, Exhibit D, Exhibit E, Exhibit F and Exhibit G, respectively, to the Business Combination Agreement, which is attached hereto as Annex A. Our Sponsor Letter Agreement has been filed as Exhibit 10.4 to HighCape’s Current Report on Form 8-K, filed with the SEC on February 18, 2021. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.
PIPE Investor Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, HighCape has entered into the PIPE Investor Subscription Agreements, dated as of February 18, 2021, with each of the PIPE Investors, pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and HighCape has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock, including 1,801,000 shares of HighCape Class A common stock to be purchased by affiliates of Kevin Rakin, HighCape’s Chief Executive Officer and Chairman of the Board and Matt Zuga, HighCape’s Chief Financial Officer and Chief Operating Officer, at a price of $10.00 per share, for aggregate gross proceeds of $425.0 million. The shares of HighCape Class A common stock to be issued pursuant to the PIPE Investor Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. HighCape has granted the PIPE Investors certain registration rights pursuant to the PIPE Investor Subscription Agreements. The PIPE Financing is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Subscription Agreements
Concurrently with the execution of the Business Combination Agreement, HighCape has entered into the Subscription Agreements, dated as of February 18, 2021, with the Foresite Funds, pursuant to which the Foresite Funds have agreed to subscribe for and purchase, and HighCape has agreed to issue and sell to the Foresite Funds, immediately prior to the Closing, an aggregate of 696,250 shares of HighCape Class A common stock at a price of $0.001 per share, for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled pursuant to the Sponsor Letter Agreement. The shares of HighCape Class A common stock to be issued pursuant to the Subscription Agreements have not been registered under the Securities Act in reliance upon the exemption provided in Section 4(a)(2) of the Securities Act. HighCape has granted the Foresite Funds certain registration rights pursuant to the Subscription Agreements. The issuance of the shares pursuant to the Subscription Agreements is contingent upon, among other things, the substantially concurrent closing of the Business Combination.
Amended and Restated Registration Rights Agreement
At the Closing, New Quantum-Si, the initial stockholders, including the Sponsor (the ‘‘Sponsor Group Holders’’) and certain holders of Quantum-Si capital stock (the “Quantum-Si Holders”) intend to enter into the Amended and Restated Registration Rights Agreement (the “Amended and Restated Registration Rights Agreement”), pursuant to which, among other things, the Quantum-Si Holders and the Sponsor Group Holders will agree not to effect any sale or distribution of any equity securities of New Quantum-Si held by any of them (except with respect to shares of New Quantum-Si Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing) during the lock-up period described therein and below and will be granted certain registration rights with respect to their respective shares of New Quantum-Si common stock, in each case, on the terms and subject to the conditions therein.

In particular, the Amended and Restated Registration Rights Agreement provides for the following registration rights:
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Registration rights.   Promptly, but in any event within sixty (60) days following the Closing Date, New Quantum-Si will be required to use its commercially reasonable efforts to file a registration statement under the Securities Act to permit the public resale of all registrable securities as permitted by Rule 415 of the Securities Act and to cause such registration statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (or ninety (90) days following the filing deadline if the registration statement is reviewed by and receives comments from the SEC). As soon as practicable following the date of effectiveness of the registration statement, but in any event within two (2) business days of such date, New Quantum-Si will notify the holders of registrable securities of the effectiveness of such registration statement. At any time at which New Quantum-Si has an effective shelf registration statement with respect to a holder’s registrable securities, any such holder may request to sell all or a portion of their registrable securities pursuant to an underwritten offering pursuant to such shelf registration statement, provided that such holder(s) reasonably expect any such sales to generate aggregate gross proceeds in excess of $25 million or reasonably expect to sell all of the Registrable Securities held by such holder, but in no event for aggregate gross proceeds of less than $5 million in gross proceeds. New Quantum-Si will enter into an underwriting agreement with a managing underwriter or underwriters selected by the initiating holder(s), after consultation with New Quantum-Si, and will take all such other reasonable actions as are requested by the managing underwriter to expedite or facilitate the disposition of such registrable securities.

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Demand registration rights.   At any time after the Closing Date, if New Quantum-Si does not have an effective registration statement outstanding, New Quantum-Si will be required, upon the written request of the holders of at least a majority-in-interest of the then-outstanding registrable securities held by the Sponsor Group Holders or the Quantum-Si Holders, as soon as practicable but not more than 45 days after receipt of such written request, to file a registration statement and to effect the registration of all or part of their registrable securities. New Quantum-Si is not obligated to effect more than an aggregate of three (3) registrations pursuant to a demand registration request.

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Piggyback registration rights.   At any time after the Closing Date, if New Quantum-Si proposes to file a registration statement under the Securities Act to register any of its equity securities, or securities or other obligations exchangeable or convertible into equity securities, or to conduct a public offering, either for its own account or for the account of any other person, subject to certain exceptions and reductions as described in the Amended and Restated Registration Rights Agreement, then New Quantum-Si will give written notice of such proposed filing to the holders of registrable securities as soon as practicable but not less than ten (10) days before the anticipated filing of such registration statement. Upon the written request of any holder of registrable securities in response to such written notice, New Quantum-Si will, in good faith, cause such registrable securities to be included in the registration statement and use its commercially reasonable efforts to cause the underwriters of any proposed underwritten offering to include such holders’ registrable securities on the same terms and conditions as any similar securities of New Quantum-Si included in such registration.

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Expenses and indemnification.   All fees, costs and expenses of underwritten registrations will be borne by New Quantum-Si and all incremental selling expenses relating to such registrations, including underwriting discounts and selling commissions, brokerage fees, marketing costs and all fees and expenses of any legal counsel representing the holders will be borne by the holders of the registrable securities being registered. The Amended and Restated Registration Rights Agreement contains customary cross-indemnification provisions, under which New Quantum-Si is obligated to indemnify holders of registrable securities in the event of material misstatements or omissions in the registration statement attributable to New Quantum-Si, and holders of registrable securities are obligated to indemnify New Quantum-Si for material misstatements or omissions attributable to them.

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Registrable securities.   Securities of New Quantum-Si will cease to be registrable securities upon the earlier of (i) the tenth anniversary of the date of the Amended and Restated Registration Rights Agreement or (ii) the date as of which all of the registrable securities have been sold pursuant to an effective registration statement or when the holders of all such registrable securities are permitted to sell the registrable securities without registration pursuant to Rule 144 under the Securities Act (but with no volume or manner of sale restrictions or limitations).
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Lock-up.   Notwithstanding the foregoing, each of the Quantum-Si Holders and the Sponsor Group Holders will not transfer any securities of New Quantum-Si (except with respect to shares of New Quantum-Si Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing) for the period ending on the earlier of (a) 180 days after the Closing, subject to certain customary exceptions, and (b) subsequent to the Closing, (x) if the last reported sale price of New Quantum-Si common stock equals or exceeds $12.00 per share for any 20 trading days within any 30 consecutive trading days after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of New Quantum-Si’s public stockholders having the right to exchange their shares of New Quantum-Si common stock for cash, securities or other property.

Quantum-Si Transaction Support Agreement
In connection with the execution of the Business Combination Agreement, Dr. Rothberg and certain stockholders of Quantum-Si affiliated with Dr. Rothberg (collectively, the “supporting Quantum-Si stockholders”) entered into the Quantum-Si Transaction Support Agreement with HighCape. Under the Quantum-Si Transaction Support Agreement, each supporting Quantum-Si stockholder agreed, among other things, to (i) execute and deliver to Quantum-Si and HighCape, as promptly as reasonably practicable (and in any event within two business days) following the time at which the registration on Form S-4 of which this proxy statement/prospectus forms a part is declared effective under the Securities Act, the Quantum-Si Stockholder Written Consent and (ii) support and vote in favor of the Business Combination Agreement and the related agreements to which Quantum-Si is or will be a party and the transactions contemplated thereby (including the Business Combination) and Dr. Rothberg and each supporting Quantum-Si stockholder agreed to be bound by certain other covenants and agreements related to the Business Combination. The shares of Quantum-Si capital stock that are owned by the supporting Quantum-Si stockholders and subject to the Quantum-Si Transaction Support Agreement represent over    % of the outstanding voting power of Quantum-Si common stock and preferred stock (on an as converted basis). In addition, under the Quantum-Si Transaction Support Agreement the supporting Quantum-Si stockholders agreed to be bound by certain transfer restrictions with respect to their Quantum-Si equity securities prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Quantum-Si Transaction Support Agreement.
Sponsor Letter Agreement
Concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into a sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which the Sponsor, each other holder of HighCape Class B common stock or Deerfield Partners, L.P. has agreed to, among other things, (i) vote in favor of the Transaction Proposals (including the Business Combination Proposal), (ii) be bound by and subject to certain other covenants and agreements of the Business Combination Agreement, as if they were directly party thereto, (iii) waive any adjustment to the conversion ratio set forth in the governing documents of HighCape or any other anti-dilution or similar protection with respect to the HighCape Class B common stock (whether resulting from the transactions contemplated by the Business Combination Agreement, the PIPE Investor Subscription Agreements or otherwise), (iv) not redeem or otherwise exercise any right to redeem any of his, her or its HighCape equity securities; and (v) be bound by certain transfer restrictions with respect to his, her or its HighCape equity securities prior to the closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement. In addition, the Sponsor Letter Agreement provides that as of immediately prior to, and subject to the consummation of the Business Combination, 696,250 founder shares shall be automatically and irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
Executive Chairman Agreement with Jonathan M. Rothberg, Ph.D.
In connection with the consummation of the Business Combination Agreement, Quantum-Si and Dr. Rothberg, the founder and Chairman of Quantum-Si, will enter into an Executive Chairman Agreement

(the “Executive Chairman Agreement”), effective as of the Closing, pursuant to which Dr. Rothberg will advise New Quantum-Si’s Chief Executive Officer and provide guidance to the New Quantum-Si Board. As compensation for Dr. Rothberg’s services under the Executive Chairman Agreement, Quantum-Si will pay Dr. Rothberg a consulting fee of $33,334 per month during the term of the Executive Chairman Agreement. The term of the Executive Chairman Agreement will continue until terminated by Quantum-Si or Dr. Rothberg. Either party may terminate the Executive Chairman Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination, Quantum-Si’s only obligation will be to pay Dr. Rothberg any earned but unpaid consulting fee as of the termination date. On March 11, 2021, the Quantum-Si Board granted Dr. Rothberg a number of restricted stock units that will convert at the Closing into 1,500,000 restricted stock units in New Quantum-Si. The restricted stock units will vest on the second anniversary of the grant date, contingent on the consummation of the Business Combination Agreement and without regard to Dr. Rothberg’s continued service to New Quantum-Si, with full acceleration of vesting in the event of Dr. Rothberg’s death or disability or a change in control of New Quantum-Si.

THE CHARTER AMENDMENT PROPOSAL
Overview
In connection with the Business Combination, HighCape is asking its stockholders to approve the adoption of the Proposed Charter, in the form attached hereto as Annex B. If the Business Combination and the Charter Amendment Proposal are approved, the Proposed Charter would replace the Current Charter.
The Charter Amendment Proposal is conditioned on the approval of the Business Combination Proposal and the other Required Transaction Proposals. Therefore, if the Business Combination Proposal is not approved, the Charter Amendment Proposal will have no effect, even if approved by the HighCape stockholders.
Comparison of Current Charter to Proposed Charter
The following is a summary of the key changes effected by the Proposed Charter relative to the Current Charter. This summary is qualified in its entirety by reference to the full text of the Proposed Charter, a copy of which is included as Annex B.
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change HighCape’s name to “Q-SI Operations Inc.”;

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increase the total number of authorized shares of all classes of capital stock, par value of $0.0001 per share, from 401,000,000 shares, consisting of 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, and 20,000,000 shares of Class B common stock, and 1,000,000 shares of preferred stock, to 628,000,000 shares, consisting of 627,000,000 shares of common stock, including 600,000,000 shares of Class A common stock, par value $0.0001 per share, and 27,000,000 shares of Class B common stock, par value $0.0001 per share, and 1,000,000 shares of preferred stock, par value $0.0001 per share;

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amend the terms of the shares of common stock, in particular to provide that each share of New Quantum-Si Class A common stock has one vote and each share of New Quantum-Si Class B common stock has twenty (20) votes;

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permit stockholders to act by written consent in lieu of a meeting until the time that the Class B common stock beneficially owns less than a majority of the voting power of the voting stock;

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select the federal district courts of the United States as the exclusive forum for any action, suit or proceeding brought asserting a cause of action arising under the Securities Act, subject to certain limitations;

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establish restrictions on transfers of New Quantum-Si Class B common stock to unsuitable persons or their affiliates;

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declassify the HighCape Board;

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permit the removal of New Quantum-Si directors with or without cause by both the New Quantum-Si Board and the stockholders, as well permit the filling of vacancies and newly-created directorships by stockholder vote;

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provide for the doctrine of corporate opportunity to apply to non-employee directors of New Quantum-Si who come into possession of a corporate opportunity solely in such capacity; and

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eliminate certain provisions specific to HighCape’s status as a blank check company.

Reasons for the Approval of the Charter Amendment Proposal
In the judgment of the HighCape Board, the Proposed Charter is necessary to address the needs of the post-combination company. In particular:
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the voting power of the New Quantum-Si Class B common stock is necessary to give Dr. Rothberg comparable control rights over New Quantum-Si as he and his affiliates currently have in Quantum-Si. We believe that our success rests on our ability to undertake a long-term view and Dr. Rothberg’s controlling interest will enhance New Quantum-Si’s ability to focus on long-term value creation and help insulate New Quantum-Si from short-term outside influences. Dr. Rothberg’s voting control also provides New Quantum-Si with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Dr. Rothberg’s control;
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the greater number of authorized shares of capital stock is desirable for New Quantum-Si to have sufficient shares to complete the Business Combination and have additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits;

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the supermajority vote requirements, in the event Dr. Rothberg ceases to beneficially own shares representing a majority of the voting power, provide anti-takeover protections for New Quantum-Si; and

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the provisions that relate to the operation of HighCape as a blank check company prior to the consummation of its initial business combination will not be applicable to New Quantum-Si (such as the obligation to dissolve and liquidate if a business combination is not consummated in a certain period of time).

Vote Required for Approval
Approval of the Charter Amendment Proposal requires the affirmative vote of the holders of (i) at least a majority of the outstanding shares of HighCape Class B common stock, voting separately as a single class, and (ii) a majority of the outstanding shares of HighCape common stock entitled to vote thereon, voting together as a single class. Abstentions and broker non-votes have the same effect as a vote against the proposal.
Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER AMENDMENT PROPOSAL.
The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE ADVISORY CHARTER AMENDMENT PROPOSALS
Overview
In connection with the Business Combination, HighCape is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Amendment Proposal but, pursuant to SEC guidance, HighCape is required to submit these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on HighCape or the HighCape Board (separate and apart from the approval of the Charter Amendment Proposal). In the judgment of the HighCape Board, these provisions are necessary to adequately address the needs of the post-combination company. Furthermore, the Business Combination is not conditioned on the separate approval of the Advisory Charter Amendment Proposals (separate and apart from approval of the Charter Amendment Proposal).
Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
Advisory Proposal A – Changes in Share Capital	Under the Current Charter, HighCape is currently authorized to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock, par value $0.0001 per share, and 20,000,000 shares of Class B common stock, par value $0.0001 per share, and (b) 1,000,000 shares of preferred stock, par value $0.0001 per share.	Under the Proposed Charter, New Quantum-Si will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Quantum-Si Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Quantum-Si Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.
Advisory Proposal B – Voting Rights of Common Stock	Under the Current Charter, the holders of Class A and Class B common stock are entitled to one (1) vote for each such share on each matter properly submitted to HighCape’s stockholders entitled to vote.	Under the Proposed Charter, holders of New Quantum-Si Class A common stock will be entitled to cast one vote per Class A share, while holders of New Quantum-Si Class B common stock will be entitled to cast twenty (20) votes per share of New Quantum-Si Class B common stock.
Advisory Proposal C – Limiting the Ability to Act by Written Consent	Under the Current Charter, any action required or permitted to be taken by the stockholders of HighCape must be effected at an annual or special meeting of the stockholders and may not be effected by written consent other than with respect to the HighCape Class B common stock with respect to which action may be taken by written consent.	Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Quantum-Si must be effected at an annual or special meeting of the stockholders and may not be effected by written consent; provided, however, prior to the first date on which the issued and outstanding shares of New Quantum-Si Class B common stock represent less than 50% of the voting power of the then

Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of New Quantum-Si stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Advisory Proposal D – Required Vote to Amend the Charter	The Current Charter provides that the Current Charter may be amended, altered, changed, added or repealed in accordance with Delaware law; provided that, prior to an initial business combination, any amendment to the Current Charter that would alter or change the provisions relating to an initial business combination requires the affirmative vote of the holders of at least 65% of all common stock then outstanding.	Under the Proposed Charter, in addition to any vote required by Delaware law, the Proposed Charter may be amended, altered, changed, adopted or repealed by the affirmative vote of the holders of a majority of the voting power of all shares of capital stock then outstanding and entitled to vote generally in the election of directors, voting together as a single class; provided, however, that (i) so long as any shares of New Quantum-Si Class B common stock remain outstanding, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class, is required to amend, alter, change, repeal or adopt any provisions of the Proposed Charter (1) in a manner that is inconsistent with, or that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Quantum-Si Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock, (2) to provide for each share of New Quantum-Si Class A common stock or any

Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
Preferred Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class A common stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Quantum-Si Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Quantum-Si Class A common stock; and (ii) so long as any shares of New Quantum-Si Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock, voting as a separate class, is required to amend, alter, change, repeal or adopt any provisions of the Proposed Charter (1) in a manner that alters or changes the powers, preferences, or special rights of the shares of New Quantum-Si Class A common stock so as to affect them adversely; or (2) to provide for each share of New Quantum-Si Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
Any amendment to a provision of the Proposed Charter that contemplates a specific approval requirement by the stockholders shall require the greater of (x) the specific approval requirement by the stockholders contemplated in that provision and (y) the approval requirements

Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
contemplated in the provisions immediately above.
Advisory Proposal E – Required Vote to Amend the Bylaws	Under the Current Charter, the HighCape Board is expressly authorized to adopt, alter, amend or repeal the HighCape Bylaws by the affirmative vote of a majority of the directors. The HighCape Bylaws may also be adopted, amended, altered or repealed by the affirmative vote of at least a majority of the voting power of all of the shares of capital stock of HighCape then outstanding and entitled to vote generally in the election of directors, voting together as a single class.	Under the Proposed Charter, the New Quantum-Si Board is expressly authorized to adopt, amend, alter or repeal the New Quantum-Si Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New Quantum-Si Board at which a quorum is present. The New Quantum-Si Bylaws may also be adopted, amended, altered or repealed, (i) on or after the time that the outstanding shares of Class B common stock represents less than 50% of the voting power of the shares of capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the capital stock of New Quantum-Si or, prior to such time (ii) by the affirmative vote of the holders of a majority of the voting power of the capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors.
Advisory Proposal F – Required Vote to Change Number of Directors	Under the Current Charter, the number of directors of HighCape, other than those who may be elected by the holders of one or more series of the preferred stock voting separately by class or series, will be fixed from time to time exclusively by the HighCape Board pursuant to a resolution adopted by a majority of the HighCape Board.	Under the Proposed Charter, the number of directors will be fixed from time to time by the New Quantum-Si Board; provided that, unless approved (i) when outstanding Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the capital stock of New Quantum-Si or, prior to such time (ii) by the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New

Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
Quantum-Si, the number of directors shall not exceed nine (9).
Advisory Proposal G – Classified Board
Under the Current Charter, the HighCape Board shall be divided into three classes, nearly equal in number as possible and designated as Class I, Class II and Class III.
Following the effectiveness of the Current Charter, the term of the initial Class I, Class II and Class III directors shall expire at the first, second and third annual meetings of stockholders, respectively, after which time, the directors shall serve for a term of three years.
Under the Proposed Charter, all directors will be elected each year for one-year terms.
Advisory Proposal H – Removal of Directors; Newly-Created Directorships
Under the Current Charter, any or all directors of HighCape may be removed from office at any time, but only for cause and only by an affirmative vote of holders of a majority of the voting power of all shares of capital stock then outstanding and entitled to vote generally in the election of directors, voting together as a single class.
Newly-created directorships resulting from the increase in the number of directors and any vacancies on the HighCape Board shall be filled solely and exclusively by an affirmative vote of the majority of the remaining directors then in office.

Under the Proposed Charter, any or all directors of New Quantum-Si may be removed from office at any time with or without cause and for any or no reason only with and immediately upon the vote, (i) on or after the time that the outstanding shares of Class B common stock represents less than 50% of the voting power of the shares of capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors, by the affirmative vote of the holders of at least two-thirds (2/3) of the voting power of the capital stock of New Quantum-Si or, prior to such time, (ii) by the affirmative vote of the holders of a majority of the voting power of the capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors.
Newly-created directorships resulting from an increase in the number of directors and any vacancies on the New Quantum-Si Board may be filled by either the directors of the New Quantum-Si Board, or by the New Quantum-Si stockholders as set forth in the Proposed Charter.

Advisory Charter Proposal	HighCape Current Charter	Proposed Charter
Advisory Proposal I – Corporate Opportunity	Under the Current Charter, the doctrine of corporate opportunity applies to directors or officers of HighCape who, in their capacity as directors or officers of HighCape, were offered a corporate opportunity that HighCape was permitted to undertake and it would be reasonable to do so, and the directors and officers were legally permitted to refer that opportunity to HighCape without violating any legal obligations.	Under the Proposed Charter, New Quantum-Si renounces a corporate opportunity that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any non-employee director of New Quantum-Si, unless such opportunity is presented to, or acquired, created or developed by, or otherwise comes into the possession of such person expressly and solely in his or her capacity as a director of New Quantum-Si.
Reasons for Approval of the Advisory Charter Amendment Proposals
Advisory Charter Amendment Proposal A — Changes in Share Capital
The Proposed Charter is intended to provide adequate authorized share capital to (i) accommodate the issuance of shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock as part of the consideration in the Business Combination and (ii) provide flexibility for future issuances of shares of New Quantum-Si stock if determined by the New Quantum-Si Board to be in the best interests of New Quantum-Si after the consummation of the Business Combination without incurring the risk, delay and potential expense incident to obtaining stockholder approval for a particular issuance.
Advisory Charter Amendment Proposal B — Voting Rights of Common Stock
The Proposed Charter provides that holders of shares of New Quantum-Si Class B common stock will have 20 votes on each matter properly submitted to the stockholders entitled to vote. Because, upon consummation of the Business Combination, Dr. Rothberg will be the sole beneficial owner of shares of Class B common stock, and those shares are generally restricted from transfers, except in limited circumstances, this dual class stock structure provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Quantum-Si Class A common stock. We believe that our success rests on our ability to undertake a long-term view and Dr. Rothberg’s controlling interest will enhance New Quantum-Si’s ability to focus on long-term value creation and help insulate New Quantum-Si from short-term outside influences. Dr. Rothberg’s voting control also provides New Quantum-Si with flexibility to employ various financing and transaction strategies involving the issuance of equity securities, while maintaining Dr. Rothberg’s control.
Advisory Charter Amendment Proposal C — Limiting the Ability to Act by Written Consent
The HighCape Board believes that limiting the ability of stockholders to act by written consent after the time that Dr. Rothberg no longer beneficially owns at least a majority of the voting power of the capital stock of New Quantum-Si is appropriate to protect New Quantum-Si from unwarranted attempts to gain corporate control in its post-Business Combination phase. Prohibiting stockholders from taking action by written consent can limit unwarranted attempts to gain control by restricting stockholders from approving proposals unless such proposals are properly presented at a stockholder meeting called and held in accordance with the Proposed Charter and post-Business Combination Bylaws.
Advisory Charter Amendment Proposal D — Required Vote to Amend the Charter
The HighCape Board believes that it is important to require a supermajority vote of New Quantum-Si Class B common stock, voting as a separate class, in order to amend provisions in the Proposed Charter relating to the voting and other rights of Class B common stock. As noted above, our dual class structure provides us with the ability to take a long-term view, and Dr. Rothberg’s controlling interest, including protections of this controlling interest, will enhance New Quantum-Si’s ability to focus on long-term value creation.
Advisory Charter Amendment Proposals E and F — Required Vote to Amend the Bylaws and Required Vote to Change Number of Directors
The HighCape Board believes that the supermajority voting requirements described in Advisory Charter Amendment Proposals E and F are appropriate to protect all stockholders of New Quantum-Si, if Dr. Rothberg ceases to beneficially own shares of New Quantum-Si stock representing at least a majority of the total voting power. In reaching this conclusion, the HighCape Board is cognizant of the potential for certain stockholders to hold a substantial beneficial ownership of shares of common stock following the Business Combination, particularly after the time Dr. Rothberg ceases to beneficially own shares of New Quantum-Si stock representing at least a majority of the voting power of the capital stock of New Quantum-Si. The HighCape Board further believes that going forward, if, and after, Dr. Rothberg ceases to beneficially own shares of New Quantum-Si stock representing at least a majority of the voting power of the capital stock of New Quantum-Si, a supermajority voting requirement encourages the person seeking control of New Quantum-Si to negotiate with the New Quantum-Si Board to reach terms that are appropriate for all stockholders.
Advisory Charter Amendment Proposal G — Declassification of the New Quantum-Si Board
The HighCape Board recognizes that a classified board structure may appear to reduce director accountability to stockholders since this structure does not permit stockholders to express a view on each director’s performance by means of an annual vote. Although the HighCape Board believes that declassifying the New Quantum-Si Board is in the best interests of New Quantum-Si stockholders, the HighCape Board is aware that there may be disadvantages to a declassified board structure. For example, a classified board structure may provide increased board continuity and stability and encourages directors to focus on the long-term productivity of a company. Additionally, classified boards may provide additional protections against unwanted, and potentially unfair and abusive, takeover attempts and proxy contests, as they make it more difficult for a substantial stockholder to gain control of a board of directors without the cooperation or approval of incumbent directors. However, after considering the foregoing, and in light of our dual class structure and controlled company status, the HighCape Board believes that the declassification of the New Quantum-Si Board under this proposal is in the best interests of New Quantum-Si stockholders.
Advisory Charter Amendment Proposal H — Changes to the Removal of Directors and Appointment of Directors in Vacancies and Newly-Created Directorships
The HighCape Board believes that the change permitting removal of New Quantum-Si directors with or without cause by both the New Quantum-Si Board and the stockholders, as well permitting the filling of vacancies and newly-created directorships by stockholder vote, permits stockholders to retain appropriate oversight of the New Quantum-Si Board. Additionally, these changes incentivize the New Quantum-Si directors to align their actions with the interests of such stockholders and of New Quantum-Si in general.
Advisory Charter Amendment Proposal I — Corporate Opportunity
The HighCape Board believes that the amendment providing that the doctrine of corporate opportunity applies to non-employee directors of New Quantum-Si,who come into possession of a corporate opportunity solely in such capacity is appropriate because non-employee directors should not be restricted from investing in, leading and operating other businesses outside of their capacity as a non-employee director and given their potential involvement with a wide range of companies.
Vote Required for Approval
Approval of each of the Advisory Charter Amendment Proposals, each of which is a non-binding vote, requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person

(which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon. Abstentions and broker non-votes have no effect on the outcome of the proposal.
Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF EACH OF THE ADVISORY CHARTER AMENDMENT PROPOSALS.
The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE NASDAQ PROPOSAL
In connection with the Business Combination, we intend to effect the issuance of shares of New Quantum-Si common stock to the stockholders of Quantum-Si pursuant to the Transactions.
Why HighCape Needs Stockholder Approval
We are seeking stockholder approval in order to comply with Nasdaq Listing Rules 5635(a), (b) and (d). Under Nasdaq Listing Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (A) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (B) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, HighCape may issue 20% or more of its outstanding common stock or 20% or more of the voting power, in each case outstanding before the issuance, pursuant to the issuance of common stock in connection with the Business Combination. Under Nasdaq Listing Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Nasdaq Listing Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of: (i) the Nasdaq official closing price immediately preceding the signing of the binding agreement; or (ii) the average Nasdaq official closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance.
The maximum aggregate number of shares of common stock issuable pursuant to the Transactions could represent more than 20% of the number of shares of HighCape common stock outstanding before such issuance and could result in a change of control of HighCape. As a result, stockholder approval of the issuance of shares of common stock pursuant to the Transactions is required under the Nasdaq Listing Rules.
In connection with the Transactions, HighCape has agreed to issue 42,500,000 shares of HighCape Class A common stock to the PIPE Investors at a purchase price of $10.00 per share. HighCape also agreed to issue 696,250 shares of HighCape Class A common stock to the Foresite Funds after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Nasdaq Proposal will not be presented at the Special Meeting. The approval of the Nasdaq Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Abstentions or broker non-votes will have no effect on the Nasdaq Proposal.
The Business Combination is conditioned upon the approval of the Nasdaq Proposal, subject to the terms of the Business Combination Agreement. Notwithstanding the approval of the Nasdaq Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposal will not be effected.
HighCape’s Sponsor and our initial stockholders and directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Nasdaq Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.

Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NASDAQ PROPOSAL.
The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE DIRECTOR ELECTION PROPOSAL
Overview
At the Special Meeting, HighCape is proposing the election of eight (8) directors to take office immediately following the Closing and to constitute the members of the New Quantum-Si Board upon consummation of the Business Combination. The New Quantum-Si Board will be of a single class, with each director to serve until his or her successor is duly elected and qualified or until his or her earlier death, disqualification, resignation, or removal. The nominees for election to the New Quantum-Si Board are Jonathan M. Rothberg, Ph.D., Marijn Dekkers, Ph.D., John Stark, Ruth Fattori, Brigid A. Makes, Michael Mina, M.D., Ph.D., Kevin Rakin and James Tananbaum, M.D. Information regarding each nominee is set forth in the section titled “New Quantum-Si Management After the Business Combination.” The election of these directors is contingent upon the closing of the Business Combination.
Following consummation of the Business Combination, the election of directors of New Quantum-Si will be governed by its governing documents and the laws of the State of Delaware.
HighCape’s Board has determined to increase the size of the board of directors from five (5) to eight (8) if the Business Combination is completed.
Because HighCape’s Board is currently classified and our directors currently serving in Class I, Class II and Class III have terms that extend beyond the special meeting, the directors that will be serving on the New Quantum-Si Board will tender their contingent resignations from their current terms immediately prior to the Effective Time, conditioned upon the closing of the Business Combination.
Vote Required for Approval
If the Business Combination Proposal is not approved, the Director Election Proposal will not be presented at the Special Meeting. The approval of the election of each director nominee pursuant to the Director Election Proposal requires the affirmative vote of a plurality of the HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy and entitled to vote at the Special Meeting and entitled to vote thereon. “Plurality” means that the individuals who receive the largest number of votes cast “FOR” are elected as directors. Consequently, any shares not voted “FOR” a particular nominee (whether as a result of an abstention, a failure to submit a vote or a broker non-vote) will not be counted in the nominee’s favor and will have no effect on the Director Election Proposal.
Unless authority is withheld or the shares are subject to a broker non-vote, the proxies solicited by the HighCape Board will be voted “FOR” the election of these nominees. In case any of the nominees becomes unavailable for election to the New Quantum-Si Board, an event that is not anticipated, the persons named as proxies, or their substitutes, will have full discretion and authority to vote or refrain from voting for any other candidate in accordance with their judgment.
The Business Combination is not conditioned upon the election of the director nominees in the Director Election Proposal.
The Sponsor and our initial stockholders and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of each of the nominees in the Director Election Proposal. See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH OF THE DIRECTOR NOMINEES IN THE DIRECTOR ELECTION PROPOSAL.

The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
In connection with the Business Combination, HighCape’s stockholders are also being asked to approve and adopt the Quantum-Si Incorporated 2021 Equity Incentive Plan (the “New Quantum-Si Equity Incentive Plan”).
The New Quantum-Si Equity Incentive Plan will provide for grants of stock options, stock appreciation rights, restricted stock, restricted stock units, and other stock or cash-based awards. Directors, officers and other employees of HighCape and its subsidiaries, as well as others performing consulting or advisory services for HighCape, will be eligible for grants under the New Quantum-Si Equity Incentive Plan.
The purpose of the New Quantum-Si Equity Incentive Plan is to enhance HighCape’s ability to attract, retain and motivate persons who make (or are expected to make) important contributions to HighCape by providing these individuals with equity ownership opportunities, and to encourage profitability and growth through short-term and long-term incentives that are consistent with New Quantum-Si’s objectives. Equity awards are intended to motivate high levels of performance and align the interests of HighCape’s directors, employees and consultants with those of its stockholders by giving directors, employees and consultants the perspective of an owner with an equity stake in HighCape and providing a means of recognizing their contributions to the success of HighCape. HighCape’s board of directors and management believe that equity awards are necessary to remain competitive in the industry and are essential to recruiting and retaining highly qualified individuals who will help New Quantum-Si meet its goals.
Set forth below is a summary of the material terms of the New Quantum-Si Equity Incentive Plan, which is qualified in its entirety by the text of the New Quantum-Si Equity Incentive Plan, a copy of which is attached hereto as Annex D. For further information about the New Quantum-Si Equity Incentive Plan, we refer you to the complete copy of the New Quantum-Si Equity Incentive Plan. As of May 10, 2021, the record date, the closing price per share of HighCape’s Class A common stock on the Nasdaq was $10.35.
Summary of Material Features of the New Quantum-Si Equity Incentive Plan
Eligibility.   The New Quantum-Si Equity Incentive Plan will allow for grants, under the direction of the board of directors or compensation committee, as the plan administrator, of stock options, stock appreciation rights, restricted and unrestricted stock awards, restricted stock units and other stock or cash-based awards to employees, consultants and directors who, in the opinion of the plan administrator, are in a position to make a significant contribution to HighCape’s long-term success. All employees, directors and consultants of HighCape and its affiliates will be eligible to participate in the New Quantum-Si Equity Incentive Plan. Following the Business Combination, it is expected that approximately 155 individuals will be eligible to participate in the New Quantum-Si Equity Incentive Plan.
Shares Available for Issuance.   The Plan provides for the future issuance of shares of New Quantum-Si common stock representing 11% of the number of shares of New Quantum-Si common stock outstanding following the Business Combination (less a number of shares equal to 5,400,000 multiplied by the Exchange Ratio), plus: (i) the number of shares of common stock remaining available for issuance under the Quantum-Si 2013 Equity Incentive Plan, determined immediately prior to the closing, multiplied by the Exchange Ratio; (ii) a number of additional shares to be issued if awards outstanding under the Quantum-Si 2013 Equity Incentive Plan are cancelled or expire on or after the Closing Date; and (iii) an annual increase on the first day of each fiscal year during the period beginning with fiscal year 2022 and ending on the second day of fiscal year 2031, equal to the lesser of (a) 4% of the number of outstanding shares of common stock on such date, and (b) an amount determined by the plan administrator. Generally, shares of common stock reserved for awards under the New Quantum-Si Equity Incentive Plan that lapse or are forfeited will be added back to the share reserve available for future awards. However, shares delivered to or withheld to pay withholding taxes or any applicable exercise price will not be available for issuance under the New Quantum-Si Equity Incentive Plan. In addition, any shares repurchased on the open market using exercise price proceeds will not be available for issuance under the New Quantum-Si Equity Incentive Plan.
The aggregate grant date fair value of shares granted to any non-employee director under the New Quantum-Si Equity Incentive Plan and any other cash compensation paid to any non-employee director in any calendar year may not exceed $750,000; increased to $1,000,000 in the year in which such non-employee director initially joins the board of directors.
Stock Options.   Stock options granted under the New Quantum-Si Equity Incentive Plan may either be incentive stock options, which are intended to satisfy the requirements of Section 422 of the Code, or non-qualified stock options, which are not intended to meet those requirements. Incentive Stock Options may be granted to employees of HighCape and its affiliates, and the aggregate fair market value of a share of common stock determined at the time of grant with respect to incentive stock options that are exercisable for the first time by a participant during any calendar year may not exceed $100,000. Non-qualified options may be granted to employees, directors and consultants of HighCape and its affiliates. The exercise price of a stock option may not be less than 100% of the fair market value of HighCape common stock on the date of grant, and the term of the option may not be longer than 10 years. If an incentive stock option is granted to an individual who owns more than 10% of the combined voting power of all classes of HighCape capital stock, the exercise price may not be less than 110% of the fair market value of the common stock on the date of grant and the term of the option may not be longer than five years.
Award agreements for stock options include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. Generally, stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for one year after termination of service on account of death or total and permanent disability, but will not be exercisable if the termination of service was due to cause.
Restricted Stock.   Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a “restricted period” during which the grantee must satisfy certain time or performance-based vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited. During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that generally dividend equivalents may accrue but shall not be paid during the restricted period, and the restrictions set forth in the applicable award agreement apply. For example, the holder of restricted stock may vote the restricted shares, but he or she may not sell the shares until the restrictions are lifted.
Restricted Stock Units.   Restricted stock units are phantom shares that vest in accordance with terms and conditions established by the plan administrator and when the applicable restrictions lapse, the grantee shall be entitled to receive a payout in cash, shares or a combination thereof based on the number of restricted stock units as specified in the award agreement. Dividend equivalents may accrue but shall not be paid prior to and only to the extent that, the restricted stock unit award vests.
Other Stock-Based Awards and Performance-Based Awards.   The Plan also authorizes the grant of other types of stock-based compensation including, but not limited to stock appreciation rights and unrestricted stock awards. The plan administrator may award such stock-based awards subject to such conditions and restrictions as it may determine. We may grant an award conditioned on satisfaction of certain performance criteria. Such performance-based awards also include performance-based restricted shares and restricted stock units. Any dividends or dividend equivalents payable or credited to a participant with respect to any unvested performance-based award will be subject to the same performance goals as the shares or units underlying the performance-based award.
Plan Administration.   In accordance with the terms of the New Quantum-Si Equity Incentive Plan, the board of directors may authorize New Quantum-Si’s compensation committee to administer the New Quantum-Si Equity Incentive Plan. The compensation committee may delegate part of its authority and powers under the New Quantum-Si Equity Incentive Plan to one or more New Quantum-Si directors and/or officers, but only the compensation committee can make awards to participants who are subject to the reporting and other requirements of Section 16 of the Exchange Act. In accordance with the provisions of the New Quantum-Si Equity Incentive Plan, the plan administrator determines the terms of awards, including, which employees, directors and consultants will be granted awards, the number of shares subject to each award, the vesting provisions of each award, the termination or cancellation provisions applicable to awards, and all other terms and conditions upon which each award may be granted in accordance with the New Quantum-Si Equity Incentive Plan.

In addition, the plan administrator may, in its discretion, amend any term or condition of an outstanding award provided (i) such term or condition as amended is permitted by the New Quantum-Si Equity Incentive Plan, and (ii) any such amendment shall be made only with the consent of the participant to whom such award was made, if the amendment is adverse to the participant unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Stock Dividends and Stock Splits.   If New Quantum-Si’s common stock shall be subdivided or combined into a greater or smaller number of shares or if New Quantum-Si issues any shares of common stock as a stock dividend, the number of shares of common stock deliverable upon exercise of an option issued or upon issuance of an award shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made in the exercise price per share of stock options or purchase price, if any, and performance goals applicable to performance-based awards, if any, to reflect such subdivision, combination or stock dividend.
Corporate Transactions.   Upon a merger or other reorganization event, the board of directors, may, in its sole discretion, take any one or more of the following actions pursuant to the New Quantum-Si Equity Incentive Plan, as to some or all outstanding awards:
•
provide that all outstanding options shall be assumed or substituted by the successor corporation;

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upon written notice to a participant provide that the participant’s unexercised options will terminate immediately prior to the consummation of such transaction unless exercised by the participant;

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in the event of a merger pursuant to which holders of New Quantum-Si common stock will receive a cash payment for each share surrendered in the merger, make or provide for a cash payment to option holder participants equal to the difference between the merger price times the number of shares of New Quantum-Si common stock subject to such outstanding options, and the aggregate exercise price of all such outstanding options, in exchange for the termination of such options;

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with respect to other stock awards, provide that outstanding awards shall be assumed or substituted by the successor corporation, become realizable or deliverable, or restrictions applicable to an award will lapse, in whole or in part, prior to or upon the merger or reorganization event; and

•
with respect to stock awards, and in lieu of any of the foregoing, provide that, upon consummation of the transaction, each outstanding stock award shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such transaction to a holder of the number of shares of common stock comprising such award (to the extent such stock grant is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the board of directors or an authorized committee, all forfeiture and repurchase rights being waived upon such transaction).

Amendment and Termination.   The New Quantum-Si Equity Incentive Plan may be amended by HighCape’s stockholders. It may also be amended by the board of directors or the compensation committee, provided that any amendment which is of a scope that requires stockholder approval as required by (i) the rules of the Nasdaq, (ii) in order to ensure favorable federal income tax treatment for any incentive stock options under Code Section 422 or (iii) for any other reason, is subject to obtaining such stockholder approval. However, no such action may adversely affect any rights under any outstanding award without the holder’s consent unless such amendment is required by applicable law or necessary to preserve the economic value of such award.
Duration of Plan.   The Plan will expire by its terms on February 17, 2031.
Federal Income Tax Considerations
The material federal income tax consequences of the issuance and exercise of stock options and other awards under the New Quantum-Si Equity Incentive Plan, based on the current provisions of the Code and regulations, are as follows. Changes to these laws could alter the tax consequences described below. This summary assumes that all awards granted under the New Quantum-Si Equity Incentive Plan are exempt from or comply with, the rules under Section 409A of the Code related to nonqualified deferred compensation.

Incentive Stock Options:   Incentive stock options are intended to qualify for treatment under Section 422 of the Code. An incentive stock option does not result in taxable income to the optionee or deduction to HighCape at the time it is granted or exercised, provided that no disposition is made by the optionee of the shares acquired pursuant to the option within two years after the date of grant of the option nor within one year after the date of issuance of shares to the optionee (referred to as the “ISO holding period”). However, the difference between the fair market value of the shares on the date of exercise and the option price will be an item of tax preference includible in “alternative minimum taxable income” of the optionee. Upon disposition of the shares after the expiration of the ISO holding period, the optionee will generally recognize long term capital gain or loss based on the difference between the disposition proceeds and the option price paid for the shares. If the shares are disposed of prior to the expiration of the ISO holding period, the optionee generally will recognize taxable compensation, and New Quantum-Si will have a corresponding deduction, in the year of the disposition, equal to the excess of the fair market value of the shares on the date of exercise of the option over the option price. Any additional gain realized on the disposition will normally constitute capital gain. If the amount realized upon such a disqualifying disposition is less than fair market value of the shares on the date of exercise, the amount of compensation income will be limited to the excess of the amount realized over the optionee’s adjusted basis in the shares.
Non-Qualified Options:   Options otherwise qualifying as incentive stock options, to the extent the aggregate fair market value of shares with respect to which such options are first exercisable by an individual in any calendar year exceeds $100,000, and options designated as non-qualified options will be treated as options that are not incentive stock options. A non-qualified option ordinarily will not result in income to the optionee or deduction to New Quantum-Si at the time of grant. The optionee will recognize compensation income at the time of exercise of such non-qualified option in an amount equal to the excess of the then value of the shares over the option price per share. Such compensation income of optionees may be subject to withholding taxes, and a deduction may then be allowable to New Quantum-Siin an amount equal to the optionee’s compensation income. An optionee’s initial basis in shares so acquired will be the amount paid on exercise of the non-qualified option plus the amount of any corresponding compensation income. Any gain or loss as a result of a subsequent disposition of the shares so acquired will be capital gain or loss.
Stock Grants:   With respect to stock grants under the New Quantum-Si Equity Incentive Plan that result in the issuance of shares that are either not restricted as to transferability or not subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of shares received. Thus, deferral of the time of issuance will generally result in the deferral of the time the grantee will be liable for income taxes with respect to such issuance. New Quantum-Si generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee. With respect to stock grants involving the issuance of shares that are restricted as to transferability and subject to a substantial risk of forfeiture, the grantee must generally recognize ordinary income equal to the fair market value of the shares received at the first time the shares become transferable or are not subject to a substantial risk of forfeiture, whichever occurs earlier. A grantee may elect to be taxed at the time of receipt of shares rather than upon lapse of restrictions on transferability or substantial risk of forfeiture, but if the grantee subsequently forfeits such shares, the grantee would not be entitled to any tax deduction, including as a capital loss, for the value of the shares on which he previously paid tax. The grantee must file such election with the Internal Revenue Service within 30 days of the receipt of the shares. New Quantum-Si generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
Restricted Stock Units:   The grantee recognizes no income until the issuance of the shares. At that time, the grantee must generally recognize ordinary income equal to the fair market value of the shares received. New Quantum-Si generally will be entitled to a deduction in an amount equal to the ordinary income recognized by the grantee.
New Plan Benefits
Grants under the New Quantum-Si Equity Incentive Plan will be made at the discretion of the plan administrator or other delegated persons, and we cannot determine at this time either the persons who will receive awards under the New Quantum-Si Equity Incentive Plan or the amount or types of any such awards. The value of the awards granted under the New Quantum-Si Equity Incentive Plan will depend on a number of factors, including the fair market value of the common stock on future dates, the exercise decisions made by the participants and the extent to which any applicable performance goals necessary for vesting or payment are achieved.
Interests of Certain Persons in this Proposal
HighCape’s directors and executive officers may be considered to have an interest in the approval of the New Quantum-Si Equity Incentive Plan because they may in the future receive awards under the New Quantum-Si Equity Incentive Plan. Nevertheless, the board of directors believes that it is important to provide incentives and rewards for superior performance and the retention of executive officers and experienced directors by adopting the New Quantum-Si Equity Incentive Plan.
Required Vote
The approval of the Equity Incentive Plan Proposal will require the affirmative vote of a majority of the votes cast by HighCape stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting and entitled to vote thereon.
Adoption of the New Quantum-Si Equity Incentive Plan is conditioned on the consummation of the Business Combination and, under the Business Combination Agreement, the Closing of the Business Combination is conditioned on the adoption of the New Quantum-Si Equity Incentive Plan. Accordingly, if the Business Combination Proposal is not approved, or the Nasdaq Proposal, or the required Charter Amendment Proposal is not approved, the Equity Incentive Plan Proposal will not be presented at the Special Meeting. If the Equity Incentive Plan Proposal is not approved, the parties will not consummate the Business Combination and the other proposals (except the Adjournment Proposal, as described below) will not be presented to the stockholders for a vote.
Recommendation of the Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT
HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY
INCENTIVE PLAN PROPOSAL.
The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

THE ADJOURNMENT PROPOSAL
Overview
The Adjournment Proposal, if adopted, will allow the HighCape’s Board to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation of proxies if, based upon the tabulated vote at the time of the Special Meeting, there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal, or the Equity Incentive Plan Proposal, or if holders of HighCape Class A common stock have elected to redeem an amount of HighCape Class A common stock such that HighCape would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied. In no event will the HighCape Board adjourn the Special Meeting or consummate the Business Combination beyond the date by which it may properly do so under the Current Charter and Delaware law.
Consequences if the Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by HighCape’s stockholders, the HighCape Board may not be able to adjourn the Special Meeting to a later date in the event that there are insufficient votes for the approval of the Business Combination Proposal, the Charter Amendment Proposal, the Nasdaq Proposal or the Equity Incentive Plan Proposal, or if holders of HighCape Class A common stock have elected to redeem an amount of HighCape Class A common stock such that HighCape would have less than $5,000,001 of net tangible assets or that the Aggregate Transaction Proceeds Condition would not be satisfied, and may be unable to consummate the Business Combination. If we do not consummate the Business Combination and fail to complete an initial business combination by September 9, 2022 (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.
Vote Required for Approval
The approval of the Adjournment Proposal requires the affirmative vote of a majority of the votes cast by HighCape stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon, regardless of whether a quorum is present.
Failure to submit a proxy or to vote in person at the Special Meeting, an abstention from voting or a broker non-vote will have no effect on the Adjournment Proposal.
The Business Combination is not conditioned upon the approval of the Adjournment Proposal.
The Sponsor and our initial stockholders and our directors and officers have agreed to vote the founder shares and any public shares owned by them in favor of the Adjournment Proposal (if necessary). See “Related Agreements — Sponsor Letter Agreement” for more information.
Recommendation of the HighCape Board of Directors
THE HIGHCAPE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT HIGHCAPE STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.
The existence of financial and personal interests of one or more of HighCape’s directors or officers may result in a conflict of interest on the part of such director(s) or officer(s) between what they may believe is in the best interests of HighCape and its stockholders and what they may believe is best for himself or themselves in determining to recommend that stockholders vote for the proposals. See the section titled “The Business Combination Proposal — Interests of HighCape’s Directors and Officers in the Business Combination” for a further discussion.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following unaudited pro forma condensed combined balance sheet of the combined company as of December 31, 2020 and the unaudited pro forma condensed combined statements of operations of the combined company for the year ended December 31, 2020 present the combination of the financial information of HighCape and Quantum-Si after giving effect to the Business Combination and related adjustments described in the accompanying notes. HighCape and Quantum-Si are collectively referred to herein as the “Companies,” and the Companies, subsequent to the Business Combination, are referred to herein as the combined company.
The unaudited pro forma condensed combined statements of operations for the year ended December 31, 2020 give pro forma effect to the Business Combination as if it had occurred on January 1, 2020. The unaudited pro forma condensed combined balance sheet as of December 31, 2020 gives pro forma effect to the Business Combination as if it was completed on December 31, 2020. The restatement of HighCape’s financial statements is more fully described in Note 2 of the notes to HighCape’s financial statements included herein.
The unaudited pro forma condensed combined financial information are based on and should be read in conjunction with the audited historical financial statements of each of HighCape and Quantum-Si and the notes thereto, as well as the disclosures contained in the sections titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of HighCape” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Quantum-Si”.
The unaudited pro forma condensed combined financial statements have been presented for illustrative purposes only and do not necessarily reflect what the combined company’s financial condition or results of operations would have been had the Business Combination occurred on the dates indicated. Further, the unaudited pro forma condensed combined financial information also may not be useful in predicting the future financial condition and results of operations of the combined company. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited transaction accounting adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial statements and are subject to change as additional information becomes available and analyses are performed.
On February 18, 2021, HighCape entered into the Business Combination Agreement, by and among, HighCape, Merger Sub and Quantum-Si, pursuant to which Merger Sub, a wholly owned subsidiary of HighCape, will merge with and into Quantum-Si, with Quantum-Si surviving the merger as a wholly owned subsidiary of HighCape. After giving effect to the Business Combination, the combined company will directly own all of the issued and outstanding equity interests of Quantum-Si, and the pre-Business Combination stockholders of Quantum-Si will hold a portion of the HighCape Class A common stock and all of the HighCape Class B common stock.
The unaudited pro forma condensed combined information contained herein assumes that the HighCape’s stockholders approve the Business Combination. Public stockholders may elect to redeem their shares of HighCape Class A common stock for cash even if they approve the Business Combination. HighCape cannot predict how many of its public stockholders will exercise their right to have their HighCape Class A common stock redeemed for cash. As a result, the combined company has elected to provide the unaudited pro forma condensed combined financial information under two different redemption scenarios, which produce different allocations of total combined company equity between holders of the ordinary shares. As described in greater detail in Note 2, Basis of Presentation, of the Notes to Unaudited Pro Forma Condensed Combined Financial Information, the first scenario, or “no redemption scenario,” assumes that none of the public stockholders will exercise their right to have their public shares redeemed for cash, and the second scenario, or “maximum redemption scenario,” assumes that holders of the maximum number of public shares that could be redeemed for cash while still leaving sufficient cash available to consummate the Business Combination will exercise their right to have their public shares redeemed for cash. The actual results will be within the parameters described by the two scenarios, however, there can be no assurance regarding which scenario will be closest to the actual results. Under both scenarios, Quantum-Si is considered the accounting acquirer, as further discussed in Note 2, Basis of Presentation, of the Notes to Unaudited Pro Forma Condensed Combined Financial Information.

Background of Restatement
HighCape filed its Amendment No. 1 on Form 10-K/A for the year ended December 31, 2020 (the “Amendment”) to amend and restate certain items as of December 31, 2020, and for the period from June 10, 2020 (inception) through December 31, 2020, in its Annual Report on Form 10-K for the year ended December 31, 2020, originally filed with the SEC on March 30, 2021 (the “Original 10-K”).
On May 5, 2021, HighCape’s management and the audit committee of HighCape’s Board of Directors (the “Audit Committee”) concluded that it is appropriate to restate HighCape’s previously issued audited financial statements as of and for the period ended December 31, 2020 and HighCape’s unaudited financial statements as of September 9, 2020 and as of and for the periods ended September 30, 2020 (the “Relevant Periods”). Considering such restatement, HighCape concluded that such audited financial statements should no longer be relied upon. The Amendment included the restated financial statements for the Relevant Periods.
The restatement primarily related to consideration of the factors in determining whether to classify contracts that may be settled in an entity’s own stock as equity of the entity or as an asset or liability. On April 12, 2021, the Acting Director of the Division of Corporation Finance and Acting Chief Accountant of the SEC together issued a statement regarding the accounting and reporting considerations for warrants issued by special purpose acquisition companies entitled “Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”)” (the “SEC Statement”). Specifically, the SEC Statement focused on certain settlement terms and provisions related to certain tender offers following a business combination, which terms are similar to those contained in the warrant agreement governing HighCape’s warrants. As a result of the SEC Statement, HighCape reevaluated the accounting treatment of the 3,833,333 public warrants that were included in the units issued by HighCape in its initial public offering (the “IPO”) and the 135,000 private placement warrants that were issued to the Sponsor in a private placement that closed concurrently with the closing of the IPO. HighCape previously accounted for the public warrants and the private placement warrants as components of equity.
In further consideration of the guidance in Accounting Standards Codification (“ASC”) 815-40, “Derivatives and Hedging — Contracts in Entity’s Own Equity,” HighCape concluded that the private placement warrants are not indexed to HighCape’s common stock in the manner contemplated by ASC 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, HighCape also concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25. As a result of the above, HighCape should have classified the private placement warrants and public warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, HighCape is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in HighCape’s operating results for the current period.

COMBINED COMPANY
UNAUDITED PRO FORMA CONDENSED
COMBINED BALANCE SHEET
DECEMBER 31, 2020
(in thousands)
			No redemption scenario			Maximum redemption scenario
	HighCape (Historical)	Quantum-Si (Historical)	Transaction Accounting Adjustments	Note 3	Pro Forma	Transaction Accounting Adjustments	Note 3	Pro Forma
Assets
Cash and cash equivalents	$1,034	$36,910	$509,244	(a),(b)	$547,188	$404,242	(a),(b)	$442,186
Prepaid expenses and other current assets	150	716	—		866	—		866
Due from related parties	—	232	—		232	—		232
Total current assets	1,184	37,858	509,244		548,286	404,242		443,284
Property and equipment, net	—	1,996	—		1,996	—		1,996
Other assets – related party	—	738	—		738	—		738
Cash and cash equivalents held in Trust Account	115,002	—	(115,002)	(c)	—	(115,002)	(c)	—
Total assets	$116,186	$40,592	$394,242		$551,020	$289,240		$446,018
Liabilities, commitments and contingencies and stockholders’ equity (deficit)
Accounts payable	—	1,301	—		1,301	—		1,301
Due to related parties	—	28	—		28	—		28
Accrued expenses and other current liabilities	147	1,425	(9)	(d)	1,563	(9)	(d)	1,563
Total current liabilities	147	2,754	(9)		2,892	(9)		2,892
Notes payable	—	1,749	(1,749)	(d)	—	(1,749)	(d)	—
Warrant liability	4,525	—	—		4,525	—		4,525
Deferred underwriting fee payable	4,025	—	(4,025)	(b)	—	(4,025)	(b)	—
Total liabilities	8,697	4,503	(5,783)		7,417	(5,783)		7,417
Class A common stock subject to possible redemption	102,489	—	(102,489)	(e)	—	(102,489)	(e)	—
Convertible preferred stock	—	195,814	(195,814)	(e)	—	(195,814)	(e)	—
Stockholders’ equity (deficit)
Common stock	—	1	(1)	(e)	—	(1)	(e)	—
Class A common stock	—	—	12	(e)	12	11	(e)	11
Class B common stock	—	—	2	(e)	2	2	(e)	2
Additional paid-in capital	8,586	12,517	702,742	(e)	723,845	597,741	(e)	618,844
Accumulated deficit	(3,586)	(172,243)	(4,427)	(e)	(180,256)	(4,427)	(e)	(180,256)
Total stockholders’ equity (deficit)	5,000	(159,725)	698,328		543,603	593,326		438,601
Total liabilities, commitments and contingencies and stockholders’ equity (deficit)	$116,186	$40,592	$394,242		$551,020	$289,240		$446,018
Refer to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for transaction accounting adjustments

COMBINED COMPANY
UNAUDITED PRO FORMA CONDENSED COMBINED
STATEMENT OF OPERATIONS FOR THE YEAR
ENDED DECEMBER 31, 2020
(in thousands, except share and per share amounts)
			No redemption scenario			Maximum redemption scenario
	HighCape (Historical)	Quantum-Si (Historical)	Transaction Accounting Adjustments	Note 3	Pro Forma	Transaction Accounting Adjustments	Note 3	Pro Forma
Operating expenses:
Research and development	$—	$27,555	$6,012	(h)	$33,567	$6,012	(h)	$33,567
General and administrative	—	7,984	27,821	(f), (g), (h), (i)	35,805	27,821	(f), (g), (h), (i)	35,805
Sales and marketing	—	1,152	400	(h)	1,552	400	(h)	1,552
Formation and general and administrative expenses	265	—	—		265	—		265
Total operating expenses	265	36,691	34,233		71,189	34,233		71,189
Loss from operations	(265)	(36,691)	(34,233)		(71,189)	(34,233)		(71,189)
Interest income	—	104	—		104	—		104
Other expense, net	—	(26)	9	(j)	(17)	9	(j)	(17)
Interest earned on cash and cash equivalents held in Trust Account	2	—	(2)	(k)	—	(2)	(k)	—
Change in fair value of warrant liability	(3,097)	—	—		(3,097)	—		(3,097)
Transaction costs	(226)	—	—		(226)	—		(226)
Loss before income taxes	(3,586)	(36,613)	(34,226)		(74,425)	(34,226)		(74,425)
Provision for income taxes	—	—	—		—	—		—
Net loss and comprehensive loss	$(3,586)	$(36,613)	$(34,226)		$(74,425)	$(34,226)		$(74,425)
Net loss per share
Weighted average shares outstanding of Class A redeemable common stock	11,500,000	—			—			—
Basic and diluted income per share, Class A redeemable common stock	$0.00	—			—			—
Weighted average shares outstanding, basic and diluted(1)	3,100,220	6,715,314		(l)	136,672,012		(l)	126,172,012
Basic and diluted net loss per share(1)	$(1.16)	$(5.45)		(l)	$(0.54)		(l)	$(0.59)

(1)
Net loss per share is based on:

•
HighCape — weighted average number of shares of HighCape Class A and Class B common stock outstanding for the period from June 10, 2020 (date of inception) through December 31, 2020.

•
Quantum-Si — weighted average number of shares of Quantum-Si common stock outstanding for the year ended December 31, 2020.

•
Pro Forma — Common stock of the combined company expected to be outstanding at the close of the Business Combination.

Refer to “Notes to Unaudited Pro Forma Condensed Combined Financial Information” for transaction accounting adjustments

COMBINED COMPANY
NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
Note 1 — Description of the Business Combination
On February 18, 2021, HighCape entered into the Business Combination Agreement, by and among, HighCape, Merger Sub and Quantum-Si, pursuant to which Merger Sub, a wholly owned subsidiary of HighCape, will merge with and into Quantum-Si, with Quantum-Si surviving the merger as a wholly owned subsidiary of HighCape. After giving effect to the Business Combination, the combined company will directly own all of the issued and outstanding equity interests of Quantum-Si, and the pre-Business Combination stockholders of Quantum-Si will hold a portion of the HighCape Class A common stock and all of the HighCape Class B common stock.
Subject to the terms and conditions of the Business Combination Agreement, the consideration to be received by the existing Quantum-Si stockholders in connection with the Business Combination will be an aggregate number of shares of combined company common stock equal to $883,641,942 divided by $10.00.
The following table summarizes the pro forma ordinary shares outstanding under the two scenarios, as described in greater detail in Note 2, Basis of presentation, excluding the potential dilutive effect of outstanding options and the exercise of warrants:
	No redemption scenario			Maximum redemption scenario
	Shares	Ownership, %	Voting rights, %	Shares	Ownership, %	Voting rights, %
Quantum-Si Stockholders	79,392,012	58.09%	88.85%	79,392,012	62.93%	90.71%
Public Stockholders	11,500,000	8.41%	2.24%	1,000,000	0.79%	0.20%
Initial Stockholders	2,583,750	1.89%	0.50%	2,583,750	2.05%	0.51%
PIPE Investors	42,500,000	31.10%	8.27%	42,500,000	33.68%	8.44%
Shares issued to Foresite Funds under Subscription Agreements	696,250	0.51%	0.14%	696,250	0.55%	0.14%
Total	136,672,012	100%	100%	126,172,012	100%	100%
Note 2 — Basis of presentation
The historical financial information of HighCape and Quantum-Si has been adjusted in the unaudited pro forma condensed combined financial information to reflect transaction accounting adjustments related to the Business Combination in accordance with U.S. GAAP. The transaction accounting adjustments are prepared to illustrate the estimated effect of the Business Combination and certain other adjustments.
The Business Combination will be accounted for as a reverse recapitalization because Quantum-Si has been determined to be the accounting acquirer under Financial Accounting Standards Board’s Accounting Standards Codification Topic 805, Business Combinations (“ASC 805”) under both the no redemption and maximum redemption scenarios. The determination is primarily based on the evaluation of the following facts and circumstances taking into consideration both the no redemption and maximum redemption scenario:
•
The pre-Business Combination stockholders of Quantum-Si will hold the majority of voting rights in the combined company;

•
Jonathan M. Rothberg, PH.D. will be appointed as Executive Chairman of the Board and the pre-Business Combination stockholders of Quantum-Si will have the right to appoint the majority of directors to the New Quantum-Si Board;

•
Senior management of Quantum-Si will comprise the senior management of the combined company; and

•
The operations of Quantum-Si will comprise the only ongoing operations of the combined company.

Under the reverse recapitalization model, the Business Combination will be reflected as the equivalent of Quantum-Si issuing stock for the net assets of HighCape, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded.
Business Combination costs that are determined to be directly attributable and incremental to the Business Combination will be deferred and recorded as prepaid other assets in the balance sheet leading up until the Business Combination closes. For the pro forma purposes, such costs will be recorded as a reduction in cash with a corresponding reduction of additional paid-in capital.
The unaudited pro forma condensed combined financial information has been prepared using the assumptions below with respect to the potential redemption of HighCape Class A common stock into cash:
•
Assuming No Redemptions:   This presentation assumes that no public stockholders exercise redemption rights with respect to their public shares.

•
Assuming Maximum Redemptions:   This presentation assumes that public stockholders exercise redemption rights with respect to 91.3% of the public shares. This scenario assumes that 10,500,000 public shares are redeemed for an aggregate redemption payment of approximately $105,001,965, including a pro rata portion of interest accrued on the Trust Account of $1,965. Maximum redemption scenario is based on satisfaction of the Aggregate Transaction Proceeds Condition, consisting of Trust Account funds and PIPE proceeds, of $160,000,000 to be contributed at Closing of the Business Combination. Pursuant to the Sponsor Letter Agreement, Deerfield Partners, L.P. has agreed not to redeem 1,000,000 public shares in connection with the Business Combination.

As described in greater detail in Note 14, Subsequent Events, and Note 15, Events Subsequent to the Original Issuance of Audited Financial Statements (Unaudited), of the historical consolidated financial statements of Quantum-Si as of and for the year ended December 31, 2020, included elsewhere in this proxy statement/prospectus, on February 17, 2021, Quantum-Si granted restricted stock units to the CEO and General Counsel and, on March 11, 2021 and April 20, 2021, Quantum-Si granted restricted stock units and stock options to select directors, employees and consultants in connection with the Business Combination. The unaudited pro forma condensed combined statement of operations includes compensation expense related to the restricted stock units granted in connection with the Business Combination (see Note 3(h) Equity awards compensation expenses).
Note 3 — Transaction Accounting Adjustments
Adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2020
The transaction accounting adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2020 are as follows:
3(a)
Cash and cash equivalents.   Represents the impact of the Business Combination on the cash and cash equivalents balance of the combined company.

The table below represents the sources and uses of funds as it relates to the Business Combination (in thousands):
	Note	No redemption scenario	Maximum redemption scenario
HighCape cash and cash equivalents as of December 31, 2020 – pre Business Combination		1,034	1,034
Quantum-Si cash and cash equivalents as of December 31, 2020 – pre Business Combination		36,910	36,910
Total cash and cash equivalents balance pre Business Combination		37,944	37,944
Transaction Accounting adjustments:
HighCape cash and cash equivalents held in Trust Account	(1)	115,002	115,002
PIPE Financing	(2)	425,000	425,000

	Note	No redemption scenario	Maximum redemption scenario
Payment to redeeming Public Stockholders	(3)	—	(105,002)
Prepayment of notes payable	(4)	(1,758)	(1,758)
Payment of deferred underwriting fees	(5)	(4,025)	(4,025)
Payment of other transaction costs	(6)	(18,175)	(18,175)
Payment of management and consultants bonus at the close of Business Combination	(7)	(3,000)	(3,000)
Payment of third party service provider	(8)	(3,800)	(3,800)
Total Transaction Accounting adjustments		509,244	404,242
Post-Business Combination cash and cash equivalents balance		$547,188	$442,186

(1)
Represents the amount of the restricted investments, and cash and cash equivalents held in the Trust Account upon consummation of the Business Combination at Closing (see Note 3(c) Trust Account).

(2)
Represents the issuance, in a private placement to be consummated concurrently with the Closing of the Business Combination, to third-party PIPE Investors of up to 42,500,000 shares of common stock assuming stock price of $10 per share (See Note 3(e) Impact on equity).

(3)
Represents the amount paid to public stockholders who are assumed to exercise redemption rights under the maximum redemption scenario, including payment of accrued interest (See Note 3(e) Impact on equity).

(4)
Represents prepayment of Quantum-Si’s notes payable, including accrued interest, under the terms of promissory note in the amount of $1,758,394, which is contingent on the consummation of the Business Combination (see Note 3(d) Notes payable).

(5)
Represents the payment of deferred underwriting fees incurred as part of HighCape’s IPO committed to be paid upon the consummation of a business combination (see Note 3(b)(1) Transaction costs).

(6)
Represents payment of other transaction costs (see Note 3(b)(2) and 3(b)(3) Transaction costs).

(7)
Represents payment of management and consultants bonus, which is contingent on the consummation of the Business Combination. Payment was determined to be not directly attributable to the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding increase in accumulated deficit (See Note 3(e) Impact on equity).

(8)
Represents payment to the third party service provider pursuant to agreement dated March 29, 2021 (see Note 3(i) Third party service provider expenses and Note 15. Events Subsequent to the Original Issuance of Audited Financial Statements (Unaudited) of the Consolidated financial statements for the year ended December 31, 2020). Payment was determined to be not directly attributable to the Business Combination. The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash with a corresponding increase in accumulated deficit (See Note 3(e) Impact on equity).

3(b)
Transaction costs.

(1)
Payment of deferred underwriting commissions incurred by HighCape in the amount of $4,025,000 (See Note 3(a)(5) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects payment of these costs as a reduction of cash, with a corresponding decrease in deferred underwriting fee payable.

(2)
Payment of incremental transaction costs related to the Business Combination incurred through the close of the Business Combination in the amount of $17,425,000 (see Note 3(a)(6) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding decrease in additional paid-in capital (see Note 3(e) Impact on equity).
(3)
Payment of additional costs at the close of the Business Combination determined to be not directly attributable and incremental to the Business Combination in the amount of $750,000 (see Note 3(a)(6) Cash and cash equivalents). The unaudited pro forma condensed combined balance sheet reflects these costs as a reduction of cash, with a corresponding increase in accumulated deficit (see Note 3(e) Impact on equity).

3(c)
Trust Account.   Represents release of the restricted investments, cash and cash equivalents held in the Trust Account upon consummation of the Business Combination to fund the Closing of the Business Combination (See Note 3(a)(1) Cash and cash equivalents).

3(d)
Notes payable.   Represents funds from the Business Combination used to repay Quantum-Si’s notes payable in the amount of $1,758,394, including interest accrued in the amount of $9,019 at Closing of the Business Combination. The repayment of the loan is contingent on the consummation of the Business Combination. (see Note 3(a)(4) Cash and cash equivalents and Note 3(j) Interest expense).

3(e)
Impact on equity.   The following table represents the impact of the Business Combination on the number of shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock and represents the total equity section assuming no redemptions by public stockholders:

(in thousands, except share amounts)
		HighCape / Combined company common stock				Quantum-Si common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)	HighCape Temporary equity		Quantum-Si Temporary equity
		Class A		Class B							Class A common stock subject to possible redemption		Convertible preferred stock
	Note	Shares	Amounts	Shares	Amounts	Shares	Amounts				Shares	Amounts	Shares	Amounts
HighCape equity as of December 31, 2020 – pre Business Combination		1,251,077	$—	2,875,000	$—	—	$—	$8,586	$(3,586)	$5,000	10,248,923	$102,489	—	$—
HighCape equity as of December 31, 2020 – pre Business Combination – Initial Stockholders		405,000	—	—	—	—	—	—	—	—	—	—	—	—
Quantum-Si equity as of December 31, 2020 – pre Business Combination		—	—	—	—	6,743,933	1	12,517	(172,243)	(159,725)	—	—	90,789,268	195,814
Total equity balance pre Business Combination		1,656,077	—	2,875,000	—	6,743,933	1	21,103	(175,829)	(154,725)	10,248,923	102,489	90,789,268	195,814
Transaction Accounting adjustments:
Reclassification of HighCape’s redeemable shares to Class A common stock		10,248,923	1	—	—	—	—	102,488	—	102,489	(10,248,923)	(102,489)	—	—
Initial Stockholders		2,178,750	—	(2,178,750)	—	—	—	—	—	—	—	—	—	—
Shares issued to Foresite Funds under Subscription Agreements		696,250	—	(696,250)	—	—	—	—	—	—	—	—	—	—
PIPE Investors	3(a)(2)	42,500,000	5	—	—	—	—	424,995	—	425,000	—	—	—	—
Shares issued to Quantum-Si Stockholders as consideration		59,529,512	6	19,862,500	2	—	—	(8)	—	—	—	—	—	—
Estimated transaction costs	3(b)(2), 3(b)(3)	—	—	—	—	—	—	(17,425)	(750)	(18,175)	—	—	—	—
Management and consultants bonus paid at the close of Business Combination	3(a)(7), 3(g)	—	—	—	—	—	—	—	(3,000)	(3,000)	—	—	—	—
Accelerated vesting of certain options at the close of Business Combination	3(f)	—	—	—	—	—	—	463	(463)	—	—	—	—	—
Third party service provider expenses	3(a)(8), 3(i)	—	—	—	—	—	—	—	(3,800)	(3,800)	—	—	—	—
Elimination of historical accumulated deficit of HighCape		—	—	—	—	—	—	(3,586)	3,586	—	—	—	—	—
Elimination of historical Quantum-Si common stock		—	—	—	—	(6,743,933)	(1)	1	—	—	—	—	—	—
Elimination of historical Quantum-Si convertible preferred stock		—	—	—	—	—	—	195,814	—	195,814	—	—	(90,789,268)	(195,814)
Total Transaction Accounting adjustments		115,153,435	12	16,987,500	2	(6,743,933)	(1)	702,742	(4,427)	698,328	(10,248,923)	(102,489)	(90,789,268)	(195,814)
Post-Business Combination equity balance		116,809,512	$12	19,862,500	$2	—	$—	$723,845	$(180,256)	$543,603	—	$—	—	$—

In case of maximum redemption by holders of HighCape Class A common stock, the following table represents the impact of the Business Combination on the number of shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock and represents the total equity section:
(in thousands, except share amounts)
		HighCape / Combined company common stock				Quantum-Si common stock		Additional paid-in capital	Accumulated deficit	Total stockholders’ equity (deficit)	HighCape Temporary equity		Quantum-Si Temporary equity
		Class A		Class B							Class A common stock subject to possible redemption		Convertible preferred stock
	Note	Shares	Amounts	Shares	Amounts	Shares	Amounts				Shares	Amounts	Shares	Amounts
HighCape equity as of December 31, 2020 – pre Business Combination		1,251,077	$—	2,875,000	$—	—	$—	$8,586	$(3,586)	$5,000	10,248,923	$102,489	—	$—
HighCape equity as of December 31, 2020 – pre Business Combination – Initial Stockholders		405,000	—	—	—	—	—	—	—	—	—	—	—	—
Quantum-Si equity as of December 31, 2020 – pre Business Combination		—	—	—	—	6,743,933	1	12,517	(172,243)	(159,725)	—	—	90,789,268	195,814
Total equity balance pre Business Combination		1,656,077	—	2,875,000	—	6,743,933	1	21,103	(175,829)	(154,725)	10,248,923	102,489	90,789,268	195,814
Transaction Accounting adjustments:
Reclassification of HighCape’s redeemable shares to Class A common stock		10,248,923	1	—	—	—	—	102,488	—	102,489	(10,248,923)	(102,489)	—	—
Less: Redemption of redeemable stock	3(a)(3)	(10,500,000)	(1)	—	—	—	—	(105,001)	—	(105,002)	—	—	—	—
Initial Stockholders		2,178,750	—	(2,178,750)	—	—	—	—	—	—	—	—	—	—
Shares issued to Foresite Funds under Subscription Agreements		696,250	—	(696,250)	—	—	—	—	—	—	—	—	—	—
PIPE Investors	3(a)(2)	42,500,000	5	—	—	—	—	424,995	—	425,000	—	—	—	—
Shares issued to Quantum-Si Stockholders as consideration		59,529,512	6	19,862,500	2	—	—	(8)	—	—	—	—	—	—
Estimated transaction costs	3(b)(2), 3(b)(3)	—	—	—	—	—	—	(17,425)	(750)	(18,175)	—	—	—	—
Management and consultants bonus paid at the close of Business Combination	3(a)(7), 3(g)	—	—	—	—	—	—	—	(3,000)	(3,000)	—	—	—	—
Accelerated vesting of certain options at the close of Business Combination	3(f)	—	—	—	—	—	—	463	(463)	—	—	—	—	—
Third party service provider expenses	3(a)(8), 3(i)	—	—	—	—	—	—	—	(3,800)	(3,800)	—	—	—	—
Elimination of historical accumulated deficit of HighCape		—	—	—	—	—	—	(3,586)	3,586	—	—	—	—	—
Elimination of historical Quantum-Si common stock		—	—	—	—	(6,743,933)	(1)	1	—	—	—	—	—	—
Elimination of historical Quantum-Si convertible preferred stock		—	—	—	—	—	—	195,814	—	195,814	—	—	(90,789,268)	(195,814)
Total Transaction Accounting adjustments		104,653,435	11	16,987,500	2	(6,743,933)	(1)	597,741	(4,427)	593,326	(10,248,923)	(102,489)	(90,789,268)	(195,814)
Post-Business Combination equity balance		106,309,512	$11	19,862,500	$2	—	$—	$618,844	$(180,256)	$438,601	—	$—	—	$—

Adjustments to the Unaudited Pro Forma Condensed Combined Statements of Operations for the year ended December 31, 2020
The transaction accounting adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 are as follows:
3(f)
Nonrecurring equity awards compensations expenses.   Reflects compensation expense related to the accelerated vesting of certain equity awards concurrently with the Closing of the Business Combination in the amount of $463,448. This compensation expense is not expected to have a continuing impact on the combined results (See Note 3(e) Impact on equity).

3(g)
Nonrecurring management and consultants compensation expenses.   Reflects compensation expense of $3,000,000 related to Quantum-Si management and consultants bonuses to be paid contingent on the consummation of the Business Combination. This compensation expense is not expected to have a continuing impact on the combined results (See Note 3(e) Impact on equity).

3(h)
Equity awards compensation expense.   Reflects compensation expense related to the following restricted stock unit and stock options awards granted to certain employees, consultants and directors of Quantum-Si in connection with the Business Combination:

(in thousands)		Research and development	General and administrative	Sales and marketing
Restricted stock unit awards granted to CEO and General Counsel with service and performance condition	(1)	$—	$8,421	$—
Restricted stock unit awards granted to the CEO with market condition	(2)	—	2,373	—
Restricted stock units granted to the Chairman of the Board and significant shareholder with performance condition	(3)	—	6,353	—
Restricted stock units granted to select directors and employees with service and performance condition	(4)	1,066	1,711	400
Restricted stock units granted to consultants with performance condition	(4)	—	1,700	—
Stock options granted to select employees with service and performance condition	(5)	4,946	—	—
Total		$6,012	$20,558	$400

(1)
Compensation expense related to the restricted stock unit awards granted to CEO and General Counsel of Quantum-Si in the amount of $8,420,819 which have both a service condition and a performance condition tied to the consummation of the Business Combination. The pro forma condensed combined statement of operations assumes that the Business Combination had occurred on January 1, 2020 and the expense for the first year after the Business Combination was recognized using the accelerated attribution method based on the 4-year vesting schedule of these awards.

(2)
Compensation expense related to the restricted stock unit awards granted to the CEO of Quantum-Si, which have a market condition, in the amount of $2,372,730. The pro forma condensed combined statement of operations assumes that the Business Combination had occurred on January 1, 2020 and the market condition will be met during the first year after the Business Combination.

(3)
Compensation expense related to restricted stock units granted to the Chairman of the Board and significant shareholder of Quantum-Si in the amount of $6,352,766 which have a performance condition tied to the consummation of the Business Combination. The pro forma condensed combined statement of operations assumes that the Business

Combination had occurred on January 1, 2020 and the expense for the first year after the Business Combination was recognized based on the straight-line method of attribution.
(4)
Compensation expense related to the restricted stock units granted to select directors, employees, and consultants of Quantum-Si in the amount of $4,877,849. The grants to select directors and employees have both a service condition and a performance condition tied to the consummation of the Business Combination. The grants to the consultants only have a performance condition tied to the consummation of the Business Combination. The pro forma condensed combined statement of operations assumes that the Business Combination had occurred on January 1, 2020 and the expense for the first year after the Business Combination was recognized using the accelerated attribution method based on the specific vesting schedule of the award.

(5)
Compensation expense related to stock options granted to select employees of Quantum-Si in the amount of $4,945,613 which have both a service condition and a performance condition tied to the consummation of the Business Combination. The pro forma condensed combined statement of operations assumes that the Business Combination had occurred on January 1, 2020 and the expense for the first year after the Business Combination was recognized using the accelerated attribution method based on the 4-year vesting schedule of these awards.

3(i)
Third party service provider expenses.   Represents payment to the third party service provider pursuant to agreement dated March 29, 2021 in the amount of $3,800,000 (see Note 3(e) Impact on equity and Note 15. Events Subsequent to the Original Issuance of Audited Financial Statements (Unaudited) of the Consolidated financial statements for the year ended December 31, 2020). This expense is not expected to have a continuing impact on combined results.

3(j)
Interest expense.   Represents elimination of historical interest expense accrued in connection with Quantum-Si’s notes payable (See Note 3(a)(4) Cash and cash equivalents and Note 3(d) Notes payable).

3(k)
Exclusion of interest income.   Represents elimination of interest earned on cash and cash equivalents held in Trust Account.

3(l)
Net loss per share.   Represents pro forma net loss per share based on pro forma net loss and 136,672,012 and 126,172,012 total shares outstanding under the no redemption scenario and maximum redemption scenarios, respectively, upon consummation of the Business Combination (see Note 3(e) Impact on equity). For each period presented, there is no difference between basic and diluted pro forma net loss per share as the inclusion of all potential shares of Class A common stock and Class B common stock of the combined company outstanding would have been anti-dilutive.

OTHER INFORMATION RELATED TO HIGHCAPE
Introduction
HighCape is a blank check company incorporated on June 10, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination. Prior to executing the Business Combination Agreement, HighCape’s efforts were limited to organizational activities, completion of its initial public offering and the evaluation of possible business combinations.
Initial Public Offering
HighCape has neither engaged in any operations nor generated any revenue to date. Based on HighCape’s business activities, HighCape is a “shell company” as defined under the Exchange Act because it has no operations and nominal assets consisting almost entirely of cash.
On September 9, 2020, HighCape consummated its initial public offering of 11,500,000 units, which includes the issuance of 1,500,000 units as a result of the underwriters’ exercise of their over-allotment option in full. Each unit consists of one share of HighCape Class A common stock and one-third of one public warrant. Each whole warrant entitles the holder thereof to purchase one share of HighCape Class A common stock for $11.50 per share, subject to adjustment.
The units were sold at an offering price of $10.00 per unit, generating total gross proceeds, before expenses, of $115,000,000. Prior to the consummation of the initial public offering, on June 10, 2020, the Sponsor purchased 2,875,000 shares of HighCape Class B common stock for an aggregate purchase price of $25,000, or approximately $0.009 per share. In April 2020, the Sponsor transferred 30,000 founder shares to each of David Colpman, Antony Loebel, and Robert Taub, HighCape’s director nominees, resulting in the Sponsor holding 2,785,000 founder shares. The number of founder shares issued was determined based on the expectation that the initial public offering would be a maximum of 11,500,000 units and therefore that such founder shares would represent, on an as-converted basis, 20% of the outstanding shares of HighCape Class A common stock under the initial public offering.
In connection with the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, HighCape consummated private sales of an aggregate of 405,000 private placement units at a price of $10.00 per unit, each unit consists of one share of HighCape Class A common stock and one-third of one warrant (with each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50 per share), generating total gross proceeds of approximately $4,050,000. The private placement units are identical to the units sold in the initial public offering, except that the underlying private placement warrants, so long as they are held by their initial purchasers or their permitted transferees, (i) will not be redeemable by HighCape, (ii) (including the shares of HighCape Class A common stock issuable upon exercise of these warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after HighCape completes its initial business combination, (iii) may be exercised by the holders on a cashless basis and (iv) (including the shares of common stock issuable upon exercise of these warrants) will be entitled to registration rights.
Following the initial public offering, including the underwriters’ elections to exercise their over-allotment option in relation thereto, and the sale of the private placement units, $115,000,000 was placed in a Trust Account maintained by Continental Stock Transfer & Trust Company, acting as trustee. Except for the withdrawal of interest to pay franchise and income taxes, the Current Charter provides that none of the funds held in trust will be released from the Trust Account until the earliest of (i) the completion of an initial business combination; (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of HighCape’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of the initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity or (iii) the redemption of 100% of the public shares if HighCape is unable to complete an initial business combination within 24 months from the closing of HighCape’s initial public offering. The proceeds held in the Trust Account may only be invested in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations.
The net proceeds deposited into the Trust Account remain on deposit in the Trust Account earning interest. As of December 31, 2020, there was approximately $115,002,151 in investments and cash held in the Trust Account.
Fair Market Value of Quantum-Si’s Business
HighCape’s initial business combination must occur with one or more operating businesses or assets that together have an aggregate fair market value equal to at least 80% of the assets held in the Trust Account (excluding the amount of any deferred underwriting commissions and net of amounts disbursed to management for working capital purposes, if permitted) at the time of signing a definitive agreement to enter into a business combination. HighCape will not complete a business combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Investment Company Act. The HighCape Board determined that this test was met in connection with the proposed Business Combination.
Stockholder Approval of Business Combination
Under the Current Charter, in connection with any proposed business combination, HighCape must seek stockholder approval of an initial business combination at a meeting called for such purpose at which public stockholders may seek to redeem their public shares, subject to the limitations described in the prospectus for HighCape’s initial public offering. Accordingly, in connection with the Business Combination, the HighCape stockholders may seek to redeem the public shares that they hold in accordance with the procedures set forth in this proxy statement/prospectus.
Voting Restrictions in Connection with Stockholder Meeting
In connection with HighCape’s initial public offering, HighCape’s initial stockholders (consisting of our Sponsor, David Colpman, Antony Loebel and Robert Taub) and its other directors and officers as of the time of its initial public offering entered into a letter agreement to vote their shares in favor of the Business Combination Proposal. In addition, concurrently with the execution of the Business Combination Agreement, the Sponsor, David Colpman, Antony Loebel, Robert Taub, HighCape, Deerfield Partners, L.P., and Quantum-Si entered into the Sponsor Letter Agreement, pursuant to which the Sponsor, each other holder of HighCape Class B common stock and Deerfield Partners, L.P. has agreed to, among other things, vote in favor of the Transaction Proposals (including the Business Combination Proposal). As of the date hereof, HighCape’s initial stockholders and Deerfield own approximately 27% of the total outstanding shares of HighCape common stock.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding HighCape or its securities, the initial stockholders, Quantum-Si and/or its affiliates may purchase shares and/or warrants from investors, or they may enter into transactions with such investors and others to provide them with incentives to acquire public shares, vote their public shares in favor of the Business Combination Proposal or not redeem their public shares. The purpose of any such transaction could be to (i) vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination, (ii) increase the likelihood that the Aggregate Transaction Proceeds Condition is satisfied, or (iii) reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with the Business Combination. Any such stock purchases and other transactions may thereby increase the likelihood of obtaining stockholder approval of the Business Combination. This may result in the completion of the Business Combination in a way that may not otherwise have been possible. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and the transfer to such investors or holders of shares or rights owned by HighCape’s initial stockholders for nominal value.

Liquidation if No Business Combination
HighCape has until September 9, 2022 to complete an initial business combination. If it is unable to complete its initial business combination by that date (or such later date as its stockholders may approve in accordance with the Current Charter), HighCape will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than 10 business days thereafter, redeem 100% of the public shares, at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to it to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any) and (iii) as promptly as reasonably possible following such redemption, subject to the approval of HighCape’s remaining stockholders and its board of directors, liquidate and dissolve, subject, in each case, to HighCape’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the private placement warrants, which will expire worthless if HighCape fails to complete its initial business combination by September 9, 2022.
HighCape’s initial stockholders (consisting of the Sponsor, David Colpman, Antony Loebel and Robert Taub) and its other directors and officers as of the time of the initial public offering have entered into a letter agreement with it, pursuant to which they have waived their rights to liquidating distributions from the Trust Account with respect to their founder shares if HighCape fails to complete its initial business combination within the required time frame. However, if HighCape’s initial stockholders, officers and independent directors acquire public shares in or after the initial public offering, they will be entitled to liquidating distributions from the Trust Account with respect to such public shares if HighCape fails to complete its initial business combination by September 9, 2022.
The Sponsor and HighCape’s officers and directors have also agreed, pursuant to a written agreement with HighCape, that they will not propose any amendment to the Current Charter that would affect the substance or timing of HighCape’s obligation to redeem 100% of the public shares if it does not complete its initial business combination by September 9, 2022 or with respect to any other provisions relating to stockholders’ rights or pre-initial business combination activity, unless HighCape provides its public stockholders with the opportunity to redeem their public shares upon approval of any such amendment at a per share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to HighCape to pay its franchise and income taxes (less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding public shares. However, HighCape may not redeem the public shares in an amount that would cause its net tangible assets to be less than $5,000,001 (so that it is not subject to the SEC’s “penny stock” rules).
HighCape expects that all costs and expenses associated with implementing its plan of dissolution, as well as payments to any creditors, will be funded from amounts remaining out of the approximately $1,000,000 of proceeds held outside the Trust Account, although it cannot assure you that there will be sufficient funds for such purpose. However, if those funds are not sufficient to cover the costs and expenses associated with implementing the plan of dissolution, to the extent that there is any interest accrued in the Trust Account not required to pay its taxes, HighCape may request the trustee to release to it an additional amount of up to $100,000 of such accrued interest to pay those costs and expenses.
If HighCape was to expend all of the net proceeds of its initial public offering, other than the proceeds deposited in the Trust Account, and without taking into account interest, if any, earned on the Trust Account, the per-share redemption amount received by stockholders upon its dissolution would be approximately $10.00. The proceeds deposited in the Trust Account could, however, become subject to the claims of its creditors, which would have higher priority than the claims of its public stockholders. HighCape cannot assure you that the actual per-share redemption amount received by stockholders will not be substantially less than $10.00. Under Section 281(b) of the DGCL, HighCape’s plan of dissolution must provide for all claims against it to be paid in full or make provision for payments to be made in full, as applicable, if there are sufficient assets. These claims must be paid or provided for before it makes any distribution of its remaining assets to HighCape’s stockholders. While HighCape intends to pay such amounts, if any, it cannot assure you that it will have funds sufficient to pay or provide for all creditors’ claims.
Although HighCape will seek to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with it waiving any right, title, interest or claim of any kind in or to any monies held in the Trust Account for the benefit of its public stockholders, there is no guarantee that they will execute such agreements or even if they execute such agreements that they would be prevented from bringing claims against the Trust Account including but not limited to fraudulent inducement, breach of fiduciary responsibility or other similar claims, as well as claims challenging the enforceability of the waiver, in each case in order to gain an advantage with respect to a claim against HighCape’s assets, including the funds held in the Trust Account. If any third party refuses to execute an agreement waiving such claims to the monies held in the Trust Account, HighCape’s management will perform an analysis of the alternatives available to it and will only enter into an agreement with a third party that has not executed a waiver if management believes that such third party’s engagement would be significantly more beneficial to HighCape than any alternative. Examples of possible instances where HighCape may engage a third party that refuses to execute a waiver include the engagement of a third-party consultant whose particular expertise or skills are believed by management to be significantly superior to those of other consultants that would agree to execute a waiver or in cases where management is unable to find a service provider willing to execute a waiver. As of the date of this proxy statement/prospectus, HighCape is not a party to any agreement that does not contain such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with HighCape and will not seek recourse against the Trust Account for any reason. In order to protect the amounts held in the Trust Account, the Sponsor has agreed that it will indemnify us if and to the extent any claims by a third party for services rendered or products sold to us, or a prospective target business with which we have entered into a written letter of intent, confidentiality or other similar agreement or business combination agreement, reduce the amount of funds in the Trust Account to below (1) $10.00 per public share or (2) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in the value of the trust assets, in each case net of the interest earned on the Trust Account which may be withdrawn to pay our franchise and income taxes, except as to any claims by a third party or target which executed a waiver of any and all rights to the monies held in the Trust Account and except as to any claims under our indemnity of the underwriters in our initial public offering against certain liabilities, including liabilities under the Securities Act. HighCape has not independently verified whether the Sponsor has sufficient funds to satisfy its indemnity obligations and HighCape believes that the Sponsor’s only assets are HighCape’s securities. Therefore, HighCape cannot assure you that the Sponsor would be able to satisfy those obligations. As a result, if any such claims were successfully made against the Trust Account, the funds available for the Business Combination and redemptions could be reduced to less than $10.00 per public share. In such event, HighCape may not be able to complete the Business Combination, and HighCape’s public stockholders would receive such lesser amount per share in connection with any redemption of their public shares. None of HighCape’s officers or directors will indemnify HighCape for claims by third parties including, without limitation, claims by vendors and prospective target businesses.
In the event that the proceeds in the Trust Account are reduced below (i) $10.00 per public share; or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account, due to reductions in the value of the trust assets, in each case net of the amount of interest which may be withdrawn to pay its franchise and income taxes, and the Sponsor asserts that it is unable to satisfy its indemnification obligations or that it has no indemnification obligations related to a particular claim, HighCape’s independent directors would determine whether to take legal action against the Sponsor to enforce its indemnification obligations. While HighCape currently expects that its independent directors would take legal action on its behalf against the Sponsor to enforce its indemnification obligations to HighCape, it is possible that HighCape’s independent directors in exercising their business judgment and subject to their fiduciary duties may choose not to do so in certain instances. Accordingly, HighCape cannot assure you that due to claims of creditors the actual value of the per-share redemption price will not be substantially less than $10.00 per share.

HighCape will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (other than its independent registered public accounting firm), prospective target businesses and other entities with which it does business execute agreements with HighCape waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account. The Sponsor will also not be liable as to any claims under HighCape’s indemnity of the underwriters of its initial public offering against certain liabilities, including liabilities under the Securities Act. HighCape has access to up to approximately $500,000 held outside the Trust Account with which it may pay any such potential claims (including costs and expenses incurred in connection with its liquidation, currently estimated to be no more than approximately $100,000). In the event that HighCape liquidates, and it is subsequently determined that the reserve for claims and liabilities is insufficient, stockholders who received funds from the Trust Account could be liable for claims made by creditors.
If HighCape files a bankruptcy petition or an involuntary bankruptcy petition is filed against it that is not dismissed, the proceeds held in the Trust Account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of HighCape’s stockholders. To the extent any bankruptcy claims deplete the Trust Account, HighCape cannot assure you it will be able to return $10.00 per share to its public stockholders. Additionally, if HighCape files a bankruptcy petition or an involuntary bankruptcy petition is filed against HighCape that is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover some or all amounts received by HighCape’s stockholders. Furthermore, the HighCape Board may be viewed as having breached its fiduciary duty to HighCape’s creditors and/or may have acted in bad faith, and thereby exposing itself and the company to claims of punitive damages, by paying public stockholders from the Trust Account prior to addressing the claims of creditors. HighCape cannot assure you that claims will not be brought against it for these reasons.
HighCape’s public stockholders will be entitled to receive funds from the Trust Account only upon the earliest to occur of (i) the completion of HighCape’s initial business combination, and then only in connection with those shares of HighCape Class A common stock that such stockholder properly elected to redeem; (ii) the redemption of any public shares properly submitted in connection with a stockholder vote to amend the Current Charter to modify the substance or timing of HighCape’s obligation to allow redemption in connection with its initial business combination or to redeem 100% of its public shares if it does not complete its initial business combination within 24 months from the closing of its initial public offering or with respect to any other provision relating to stockholders’ rights or pre-initial business combination activity; or (iii) in the event of the redemption of the public shares if HighCape does not complete its initial business combination by September 9, 2022. In no other circumstances will a stockholder have any right or interest of any kind to or in the Trust Account. In the event HighCape seeks stockholder approval in connection with an initial business combination, a stockholder’s voting in connection with the Business Combination alone will not result in a stockholder’s redeeming its shares to HighCape for an applicable pro rata share of the Trust Account. Such stockholder must have also exercised its redemption rights described above. These provisions of the Current Charter, like all provisions of the Current Charter, may be amended with a stockholder vote.
Properties
HighCape currently maintains its executive offices at 452 Fifth Avenue, 21st Floor, New York, NY 10018 from an entity affiliated with the Sponsor. The cost for this space is included in the $10,000 per month, for up to 24 months, fee that HighCape pays an affiliate of the Sponsor for office space, utilities, administrative and support services. HighCape considers its current office space adequate for its current operations. Upon completion of HighCape’s initial business combination or liquidation, it will cease paying these monthly fees.
Employees
HighCape currently has two executive officers. These individuals are not obligated to devote any specific number of hours to HighCape’s matters but they intend to devote as much of their time as they deem necessary to HighCape’s affairs until it has completed an initial business combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for an initial business combination and the stage of the business combination process it is in. HighCape does not intend to have any full-time employees prior to the completion of its initial business combination.
Directors and Executive Officers
As of May 1, 2021, HighCape’s directors and executive officers are as follows:
Name	Age	Position
Kevin Rakin	60	Chief Executive Officer and Chairman of the Board of Directors
Matt Zuga	55	Chief Financial Officer, Chief Operating Officer and Director
David Colpman	59	Director
Antony Loebel, M.D.	60	Director
Robert Taub	73	Director
Kevin Rakin has been HighCape’s Chief Executive Officer and Chairman of the HighCape Board since June 2020. Since October 2013, Mr. Rakin has been a co-founder and partner of HighCape Capital, and he brings more than 30 years of experience as an executive and investor in the life sciences industry. Most recently, he served as the President of Shire Regenerative Medicine, LLC, or SRM, from June 2011 to November 2012. Prior to joining SRM, Mr. Rakin was the Chairman and Chief Executive Officer of Advanced BioHealing, Inc. from 2007 until its acquisition by SRM in 2011. Before that, he served as an executive-in-residence at Canaan Partners, a venture capital firm. Until its merger with Clinical Data in 2005, Mr. Rakin was the co-founder, President and Chief Executive Officer of Genaissance Pharmaceuticals, Inc., a pharmacogenomics company. He is currently on the boards of Aziyo Biologics, Inc. (chairman), Cybrexa, Inc., Oramed Pharmaceuticals, Inc., Convexity Scientific, Inc. (Chairman) and Nyxoah S.A. Mr. Rakin received an MBA from Columbia University and a B.Com. (Hons) from the University of Cape Town, South Africa.
We believe that Mr. Rakin’s qualifications to serve on the HighCape Board include his extensive experience in the life sciences industry, as both an executive and an investor and his network of contacts in the industry.
Matt Zuga has been Highcape’s Chief Financial Officer and Chief Operating Officer and a member of HighCape’s Board since June 2020. Since October 2013, Mr. Zuga has been a co-founder and partner of HighCape Capital, and he brings more than 25 years of life sciences investment and banking experience. From August 2012 to September 2013, Mr. Zuga was a Managing Director of Syngenta Ventures Pte Ltd, an investment vehicle of Syngenta Corp. He was also the founder and Managing Member of Red Abbey, LLC, or Red Abbey, an investment company, from January 2004 to August 2012. Prior to Red Abbey, Mr. Zuga was a Managing Director and the head of life sciences investment banking at Legg Mason Inc. from 1999 to 2003. He is currently on the board of directors of Aziyo Biologics, Inc., AgriMetis, LLC, Alba Therapeutics Corporation, MF Fire, Inc. and Virtue Labs LLC. Mr. Zuga received an MBA from the Kenan-Flagler Business School at the University of North Carolina at Chapel Hill and a B.S. in Business Administration/Finance from Ohio State University.
We believe that Mr. Zuga’s qualifications to serve on the HighCape Board include his extensive experience in the life sciences industry, his network of contacts in the industry and his background in investing and investment banking.
David Colpman joined HighCape’s Board in September 2020. From July 2014 to March 2020, Mr. Colpman was the Managing Partner of Colpman Consulting Ltd, a business development consultancy. Prior to this, Mr. Colpman was a Senior Vice President at Shire Plc from 1999 to 2014. Prior to Shire Plc, Mr. Colpman had senior roles in business development at Novo Nordisk A/S, Glaxo Wellcome Plc and Boots Pharmaceuticals Ltd. Mr. Colpman serves as a member on the board of directors of HRA Pharma, SA, Forendo Pharma Ltd and Orexo AB. He is also an advisor to Sunstone Capital and HighCape. Mr. Colpman received a B.Sc. from Portsmouth University in the field of pharmacy.

We believe that Mr. Colpman’s qualifications to serve on the HighCape Board include his substantial expertise in business development and his network of contacts in the industry.
Antony Loebel, M.D., joined HighCape’s Board in September 2020. Dr. Loebel has been the President and Chief Executive Officer of Sunovion Pharmaceuticals, Inc., or Sunovion, a global biopharmaceutical company focused on the innovative application of science and medicine to help people with serious medical conditions since April 1, 2019. He also serves as a Director of Sunovion and as an Executive Officer of Sumitomo Dainippon Pharma Co., Ltd (the parent company of Sunovion). His prior industry experience includes seven years in drug development and medical affairs roles at Pfizer Inc. from 2001 to 2007. Since 2007, Dr. Loebel has been employed at Sunovion (or a predecessor company); he was Executive Vice President and Chief Medical Officer for eight  (8) years until assuming the Chief Executive Officer role in 2019. Dr. Loebel also serves on the board of directors of the Pharmaceutical Research and Manufacturers of America (PhRMA). Dr. Loebel is a board-certified psychiatrist, a clinical assistant professor of psychiatry at the New York University School of Medicine, a Fellow of the American Psychiatric Association (APA) and a Fellow of the American College of Neuropsychopharmacology (ACNP). For his achievements in advancing new treatments for central nervous system disorders, Dr. Loebel received the 2015 Award for Leadership from the International Society for CNS Drug Development (ISCDD) and the 2019 CNS Summit Leadership Award. He was also selected by PharmaVOICE in 2019 and 2013 as one of the “100 Most Inspiring People” in the pharmaceutical industry. Dr. Loebel earned an M.D. from the University of Washington School of Medicine in Seattle. He completed his residency in Psychiatry and a research fellowship in Clinical Neurosciences at Zucker Hillside Hospital in Glen Oaks, New York. Dr. Loebel received a B.A. from the University of Washington.
We believe that Dr. Loebel’s qualifications to serve on the HighCape Board include his extensive experience in the life sciences industry, his reputation in the field and his scientific expertise
Robert Taub joined HighCape’s Board in September 2020. Since July 2009, Mr. Taub has been the co-founder and Chairman of Nyxoah S.A., a publicly traded company which is developing implants to treat Obstructive Sleep Apnea. Mr. Taub was also the Chairman of Neuroderm Ltd., a publicly traded biotechnology company, from November 2013 until it was sold to Mitsubishi-Tanabe for $1.1 billion in 2017. In 1995, Mr. Taub founded and served as president, chief executive officer and a member of the board of directors of Omrix Biopharmaceuticals, Inc., or Omrix, a biopharmaceutical company that marketed biological products for the biosurgical and immunotherapy markets that was sold to Johnson & Johnson in 2008. Prior to establishing Omrix, Mr. Taub co-founded Octapharma AG, a human plasma fractionator, where he served from 1983 to 1995. Prior to Octapharma AG, he held various general management and sales and marketing positions with Monsanto Company, Baxter Travenol Laboratories and the Revlon Health Care Group. Mr. Taub has been director of Maya Gold and Silver since November 2016. He received a B.A. from RUCA Antwerp University and an MBA from INSEAD in Fontainebleau, France.
We believe that Mr. Taub’s qualifications to serve on the HighCape Board include his extensive experience in the life sciences industry, his leadership experience and his business development expertise.
Executive Compensation and Director Compensation
None of HighCape’s executive officers or directors have received any cash compensation for services rendered to HighCape. We have agreed to pay an affiliate of our Sponsor a total of $10,000 per month, for up to 24 months, for office space, utilities, administrative and support services provided to members of our management team. Our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf, such as identifying potential target businesses and performing due diligence on suitable business combinations. No such expenses were incurred as of May 1, 2021. Our audit committee will review on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates.
Number and Terms of Office of Officers and Directors
The HighCape Board consists of five members and is divided into three classes with only one class of directors being elected in each year, and with each class (except for those directors appointed prior to HighCape’s first annual meeting of stockholders) serving a three-year term,. In accordance with Nasdaq’s corporate governance requirements, HighCape is required to hold an annual meeting no later than one year after its first fiscal year end following its listing on Nasdaq. The term of office of the directors will expire at HighCape’s first annual meeting of stockholders. The term of office of the second class of directors will expire at the second annual meeting of stockholders. The term of office of the third class of directors will expire at the third annual meeting of stockholders.
HighCape’s officers are appointed by the HighCape Board and serve at the discretion of the HighCape Board, rather than for specific terms of office. The HighCape Board is authorized to appoint officers as it deems appropriate pursuant to HighCape’s Bylaws. HighCape’s Bylaws provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and such other offices (including without limitation, Vice Presidents, Assistant Secretaries and a Treasurer) as may be determined from time to time by the HighCape Board.
Director Independence
The Nasdaq rules require that a majority of the HighCape Board be independent. An “independent director” is defined generally as a person other than an executive officer or employee of the company or any other individual having a relationship which, in the opinion of the company’s board of directors, would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The HighCape Board has determined that Messrs. Colpman and Taub and Dr. Loebel are “independent directors” as defined in the rules of Nasdaq and applicable SEC rules.
Legal Proceedings
There is no material litigation, arbitration or governmental proceeding currently pending against HighCape or any members of its management team in their capacity as such, and HighCape and the members of its management team have not been subject to any such proceeding in the 12 months preceding the date of this proxy statement/prospectus.
Periodic Reporting and Audited Financial Statements
HighCape has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, HighCape’s annual reports contain consolidated financial statements audited and reported on by HighCape’s independent registered public accounting firm.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS OF HIGHCAPE
The following discussion and analysis of the financial condition and results of operations of HighCape Capital Acquisition Corp. (for purposes of this section, “HighCape,” “we,” “us”and “our”) should be read in conjunction with the financial statements and related notes of HighCape included elsewhere in this proxy statement/prospectus. This discussion contains forward-looking statements reflecting our current expectations, estimates and assumptions concerning events and financial trends that may affect our future operating results or financial position. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the sections titled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” appearing elsewhere in this proxy statement/prospectus.
Overview
We are a blank check company incorporated on June 10, 2020 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. We intend to effectuate our initial business combination using cash from the proceeds of our initial public offering and the private placement of the private placement units, the proceeds of the sale of our shares in connection with our initial business combination, shares issued to the owners of the target, debt issued to bank or other lenders or the owners of the target, or a combination of the foregoing.
We expect to continue to incur significant costs in the pursuit of our initial business combination. We cannot assure you that our plans to complete our initial business combination will be successful.
Business Combination Agreement
On February 18, 2021, we entered into the Business Combination Agreement with Merger Sub and Quantum-Si. If the Business Combination Agreement is approved by HighCape’s stockholders, and the Business Combination is consummated, Merger Sub will merge with and into Quantum-Si with Quantum-Si surviving the Merger as a wholly owned subsidiary of HighCape. In connection with and following the consummation of the Business Combination, HighCape will be renamed “Quantum-Si Incorporated” and is referred to herein as “New Quantum-Si” as of the time following such change of name.
Quantum-Si is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell.
As a consequence of the Business Combination, at the Effective Time, each share of HighCape Class B common stock that is issued and outstanding as of immediately prior to the Effective Time will be converted, on a one-for-one basis, into a share of New Quantum-Si Class A common stock. The Business Combination will have no effect on HighCape Class A common stock that is issued and outstanding as of immediately prior to the Effective Time, which will continue to remain outstanding.
As a consequence of the Merger, at the Effective Time, and as further described in this proxy statement/prospectus, (i) each share of Quantum-Si capital stock (other than the Quantum-Si Series A preferred stock and any shares of Quantum-Si capital stock held prior to the Effective Time as treasury stock) that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class A common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (ii) each share of Quantum-Si Series A preferred stock that is issued and outstanding as of immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into the right to receive a number of shares of New Quantum-Si Class B common stock equal to the Exchange Ratio, rounded down to the nearest whole number of shares; (iii) each option to purchase shares of Quantum-Si common stock, whether vested or unvested, that is outstanding and unexercised immediately prior to the Effective Time will be assumed by New Quantum-Si and will become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share, at an exercise price per share equal to the exercise price per share of such option immediately prior the Effective Time divided by the Exchange Ratio, rounded up to the nearest whole cent; and (iv) each Quantum-Si restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-Si and will become a restricted stock unit with respect to a number of shares of New Quantum-Si Class A common stock equal to the number of shares of Quantum-Si common stock subject to such Quantum-Si restricted stock unit immediately prior to the Effective Time multiplied by the Exchange Ratio, rounded down to the nearest whole share.
New Quantum-Si Class B common stock will have the same economic terms as New Quantum-Si Class A common stock, but the New Quantum-Si Class B common stock will have twenty (20) votes per share. The New Quantum-Si Class B common stock will be subject to a “sunset” provision if Dr. Rothberg and other permitted holders of New Quantum-Si Class B common stock collectively cease to beneficially own at least twenty percent (20%) of the number of shares of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the New Quantum-Si Class B common stock) collectively held by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time.
The Business Combination also calls for additional agreements, including, among others, the PIPE Investor Subscription Agreements, the Subscription Agreements, the Amended & Restated Registration Rights Agreement, the Quantum-Si Transaction Support Agreement, the Sponsor Letter Agreement and the Executive Chairman Agreement, as described elsewhere in this proxy statement/prospectus.
Results of Operations
We have neither engaged in any operations nor generated any revenues to date. Our only activities from inception through December 31, 2020 were organizational activities, those necessary to prepare for our initial public offering, described below, and, after our initial public offering, identifying a target company for an initial business combination. We do not expect to generate any operating revenues until after the completion of our initial business combination. We generate non-operating income in the form of interest income on marketable securities held in the Trust Account. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
As a result of the restatement described in Note 2 of the notes to the financial statements included herein, we classify the warrants issued in connection with our initial public offering as liabilities at their fair value and adjust the warrant instrument to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations.
For the period from June 10, 2020 (inception) through December 31, 2020, we had a net loss of $3,586,390, which consists of formation and operating costs of $265,291, a change in the fair value of the warrant liability of $3,096,650 and transaction costs of $226,601, offset by interest income on marketable securities held in the Trust Account of $2,152.
Liquidity and Capital Resources
Until the consummation of our initial public offering, our only source of liquidity was an initial purchase of Class B common stock by our Sponsor and loans from our Sponsor.
On September 9, 2020, we consummated our initial public offering of 11,500,000 units, inclusive of the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 units, at a price of $10.00 per unit, generating gross proceeds of $115,000,000. Simultaneously with the closing of our initial public offering, we consummated the sale of 405,000 private placement units to the Sponsor at a price of $10.00 per unit, generating gross proceeds of $4,050,000.
Following our initial public offering, the full exercise of the over-allotment option and the sale of the private placement units, a total of $115,000,000 was placed in the Trust Account. We incurred $6,797,377 in transaction costs, including $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fees and $472,377 of other costs.
For the period from June 10, 2020 (inception) through December 31, 2020, cash used in operating activities was $268,460. Net loss of $3,586,390 was affected by interest earned on marketable securities held in the Trust Account of $2,152, a non-cash charge for the change in the fair value of warrant liabilities of $3,096,650, transaction costs of $226,601 and changes in operating assets and liabilities, which used $3,169 of cash from operating activities.
As of December 31, 2020, we had cash and marketable securities of $115,002,152 held in the Trust Account. We intend to use substantially all of the funds held in the Trust Account, including any amounts representing interest earned on the Trust Account (less taxes paid and deferred underwriting commissions) to complete our initial business combination. We may withdraw interest to pay taxes. During the period ended December 31, 2020, we did not withdraw any interest earned on the Trust Account. To the extent that our capital stock or debt is used, in whole or in part, as consideration to complete our initial business combination, the remaining proceeds held in the Trust Account will be used as working capital to finance the operations of the target business or businesses, make other acquisitions or pursue our growth strategies.
As of December 31, 2020, we had cash of $1,034,163 outside of the Trust Account. We intend to use the funds held outside the Trust Account primarily to identify and evaluate target businesses, perform business due diligence on prospective target businesses, travel to and from the offices, plants or similar locations of prospective target businesses or their representatives or owners, review corporate documents and material agreements of prospective target businesses, and structure, negotiate and complete our initial business combination.
In order to fund working capital deficiencies or finance transaction costs in connection with our initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete our initial business combination, we would repay such loaned amounts. In the event that our initial business combination does not close, we may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from our Trust Account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into units identical to the private placement units, at a price of $10.00 per unit at the option of the lender.
We do not currently believe we will need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating our initial business combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial business combination. Moreover, we may need to obtain additional financing either to complete our initial business combination or because we become obligated to redeem a significant number of our public shares upon consummation of our initial business combination, in which case we may issue additional securities or incur debt in connection with such business combination. Subject to compliance with applicable securities laws, we would only complete such financing simultaneously with the completion of our initial business combination. If we are unable to complete our initial business combination because we do not have sufficient funds available to us, we will be forced to cease operations and liquidate the Trust Account. In addition, following our initial business combination, if cash on hand is insufficient, we may need to obtain additional financing in order to meet our obligations.
Off-Balance Sheet Financing Arrangements
We have no obligations, assets or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2020. We do not participate in transactions that create relationships with unconsolidated entities or financial partnerships, often referred to as variable interest entities, which would have been established for the purpose of facilitating off-balance sheet arrangements. We have not entered into any off-balance sheet financing arrangements, established any special purpose entities, guaranteed any debt or commitments of other entities, or purchased any non-financial assets.

Contractual Obligations
We do not have any long-term debt, capital lease obligations, operating lease obligations or long-term liabilities, other than an agreement to pay an affiliate of the Sponsor a monthly fee up to $10,000 for office space, secretarial and administrative support services. We began incurring these fees on September 3, 2020 and will continue to incur these fees monthly until the earlier of the completion of the Business Combination and our liquidation.
The underwriters are entitled to a deferred fee of $4,025,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that we complete a business combination, subject to the terms of the underwriting agreement.
Critical Accounting Policies
The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We have identified the following critical accounting policies:
Warrant Liability
We account for the warrants issued in connection with our initial public offering in accordance with the guidance contained in ASC 815-40-15-7D under which the warrants do not meet the criteria for equity treatment and must be recorded as liabilities. Accordingly, we classify the warrants as liabilities at their fair value and adjust the warrants to fair value at each reporting period. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in our statement of operations. The fair value of the warrants was estimated using a binomial lattice model methodology.
HighCape Class A Common Stock Subject to Possible Redemption
We account for the HighCape Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Shares of Class A common stock subject to mandatory redemption are classified as a liability instrument and are measured at fair value. Conditionally redeemable common stock (including common stock that feature redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within our control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. HighCape Class A common stock features certain redemption rights that are considered to be outside of our control and subject to occurrence of uncertain future events. Accordingly, shares of HighCape Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of our balance sheet.
Net Income (Loss) per Common Share
We apply the two-class method in calculating earnings per share. Net income per common share, basic and diluted for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, net of applicable franchise and income taxes, by the weighted average number of Class A redeemable common stock outstanding for the period. Net loss per common share, basic and diluted for Class A and B non-redeemable common stock is calculated by dividing the net income, less income attributable to Class A redeemable common stock, by the weighted average number of Class A and B non-redeemable common stock outstanding for the period presented.
Recent Accounting Standards
Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on our financial statements.

BUSINESS OF NEW QUANTUM-SI
The following discussion reflects the business of New Quantum-Si, as currently embodied by Quantum-Si. In this section, “we”, “the Company” or “Quantum-Si” generally refers to Quantum-Si in the present tense or New Quantum-Si from and after the Business Combination.
Overview
Quantum-Si is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. We have developed a proprietary universal single molecule detection platform that we are applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”), the ability to sequence proteins in a massively-parallel fashion (rather than sequentially, one at a time), and can be used for the study of nucleic acids. We believe that with the ability to sequence proteins in a massively parallel fashion and offer a simplified workflow with a faster turnaround time, NGPS has the potential to unlock significant biological information through improved resolution and unbiased access to the proteome at a speed and scale that is not available today. Current proteomic workflows to sequence proteins require days or weeks to complete. Our platform is designed to offer a single-day workflow including both sample preparation and sequencing. Our platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with our instruments. We intend to follow a systematic, phased approach to successfully launch and commercialize our platform for research use only in 2022, and have initiated our early access limited release to enable key thought leaders early access to our platform in 2021. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a substantial proteomics opportunity, which allows for a massively parallel solution at the ultimate level of sensitivity — single molecule detection.
There is an immense opportunity to better characterize and understand the full complexity of the proteome, which to date has been relatively unexplored compared to the genome. Proteins are large, complex molecules that are essentially the functional units of life. Our DNA is a blueprint for “what could happen,” whereas proteins tell us “what is happening.” A protein is composed of one or more long chains of amino acids, the sequence of which determines its structure and function within a cell and is partly determined by the DNA sequence of the gene that encodes it. This versatile class of macromolecule is involved in virtually all cellular processes, including replicating and transcribing DNA as well as activating and inactivating signaling pathways, such as turning on the immune system in response to an infection. We believe that a broader, unbiased view of the proteome is foundational for accelerating biological insights and has vast utility in a number of end markets, including basic research and discovery, translational research, diagnostics and medical applications. While genomic research provides valuable information about the role of genes in health and disease, proteins are more prevalent than nucleic acids and more relevant to understanding the nuanced continuum between health and disease. Our platform has the potential to enable users to study the proteome in an unbiased and scalable way, similar to the manner in which Next Generation DNA Sequencing (NGS) technologies transformed genomics analysis.
We believe that our platform will offer a differentiated end-to-end workflow solution in a rapidly evolving proteomics tools market. Within our initial focus market of proteomics, our workflow will be designed to provide users a seamless opportunity to gain key insights into the immediate state of biological pathways and cell state. Our platform aims to address many of the key challenges and bottlenecks of legacy proteomic solutions, such as mass spectrometry (MS), which are complicated and often limited by manual sample preparation workflows, high instrument costs both in terms of acquisition and ownership and complexity with data analysis, which together prevent broad adoption. We believe our platform, which is designed to streamline sample preparation, sequencing, and data analysis at a lower instrument cost than legacy proteomic solutions, could allow our platform to have wide utility across the study of the proteome. For example, our platform could be used for biomarker discovery and disease detection, pathway analysis, immune response, and vaccine development, among other applications.
We believe our platform addresses unmet needs across the massive proteomics market, with an estimated size of $36 billion in 2020 according to Allied Market Research. This market is expected to grow at an approximate 14% CAGR to over $70 billion by 2025. We believe that the current addressable market for the platform we are developing is an estimated $21 billion, comprised of three primary user groups: users of legacy proteomics technologies, such as mass spectrometry (“MS”); users of benchtop NGS DNA sequencers; and users of protein analyzers for analyte testing, such as solutions from Luminex Corporation or Quanterix Corporation. Many technologies across these segments are decades old with limitations that have prevented widespread adoption of proteomics research. We believe our products and technologies can provide users across life sciences access to the proteome in a simple, cost effective, unbiased, and scalable manner.
We intend to follow a systematic and phased approach to successfully launch and commercialize our platform for research use only in 2022. We have initiated our early access limited release phase to first enable key thought leaders with early access to our platform in 2021. Our team has decades of cumulative experience in developing, commercializing and scaling tools in the life sciences industry. Our management team has employed a similar approach at other companies previously to launch other disruptive technologies, including market leading single molecule and next generation DNA sequencing technologies. We believe this approach will allow us to introduce our platform in a structured manner to demonstrate its use, value and practicality, while working directly with our key potential customers, to help ensure a positive experience.
Quantum-Si was founded in 2013 by Dr. Jonathan Rothberg, a serial entrepreneur who received the Presidential Medal of Technology & Innovation in 2016 for inventing next generation DNA sequencing. Dr. Rothberg has founded more than 10 healthcare technology companies, including 454 Life Sciences, Ion Torrent and Butterfly Network. To date, Quantum-Si has raised over $195 million in equity investments from our key institutional and other investors to help support our platform development.
We are currently a pre-commercial company, and as such, have not generated any revenue as of December 31, 2020. We incurred net losses of $36.6 million and $35.8 million for the fiscal years ended December 31, 2020 and 2019, respectively.
Industry Background and Key Challenges
In 2003, the first draft of the human genome was completed, igniting a desire for new ways to study genomes at scale. The creation of NGS transitioned the genomics market from analog to digital. The ability to sequence DNA in a massively parallel fashion provided an unbiased view of the genome, leading to an expansion of our understanding of biology. This included, for example, the ability to rapidly identify sources of outbreaks, develop drought resistant crops, and even develop personalized treatments for cancer patients. Rapidly decreasing costs per datapoint allowed NGS to become a prominent technology used in genomics research, while spurring other new application markets. While the genomics market has benefited from exponential growth in technology, proteomics has largely remained dependent on technologies developed decades ago. We believe that proteomics is positioned to follow a rapid expansion path similar to that of the genomics market. We believe our low-cost benchtop platform will play a critical role in driving this expansion. The de-centralization of proteomic research that could be enabled through our platform is in stark comparison to the large genome centers for genomics research that originally slowed nucleic acid growth and discovery. Moore’s Law is a historical trend that the number of transistors on an integrated circuit can rapidly increase over time. If Moore’s Law remains accurate, we believe that single molecule proteomics through NGPS on a semiconductor chip will allow our technology to run massively parallel measurements at single molecule resolution to help expand the new field of NGPS.
The accessibility and simplicity of NGS to users helped drive broad adoption in the genomics market. We believe the prospect of enabling NGPS at a more accessible level is appealing for both existing proteomics users as well as NGS users as a way to augment their research and discovery of biomarkers and further deepen their understanding of biology. As a universal sensor, we also believe that our platform has the potential for use in the protein analyte testing market, which could provide a broad array of opportunity to aid researchers and ultimately healthcare providers with more advanced tools to track biology on a proteomic level, potentially addressing applications ranging from oncology and immunology to complex system biology and network medicine approaches with increasingly complex analyses with an increased number of targets compared to current single-molecule approaches. Together the proteomic, genomic and analyte testing markets provide a significant market opportunity in which we believe our platform could provide customers with a lower cost, high throughput, less complex and laborious, and high quality, sensitive end-to-end protein sequencing solution.

Importance of Proteomics
Central Dogma of Biology
The central dogma of biology describes the flow of information within a cell, first originating with information encoded as DNA; subsequent transcription to RNA; and ultimate translation to proteins. While our genomes contain approximately 20,000 genes, current estimates are that these genes ultimately code for more than 1,000,000 different protein variants called proteoforms. Thus, the majority of diversity that exists in our cells comes from proteins. Proteins are organic compounds made up of amino acids. Aside from water, proteins make up the majority of the molecules in our bodies. They are found throughout the body, including cells, blood, urine, spinal fluid, feces, amniotic fluids, saliva and pleural fluid. Proteins play a central role in the body’s biological processes, from the immune system response and signalizing pathways to transporting oxygen molecules and providing our cells with structure. Proteins or a group of interacting proteins are responsible for virtually every biological function within a living organism. Unlike the genome, the proteome is in constant flux depending on the state of the cell. However, even with the knowledge of the proteome’s influence, the proteome remains largely unexplored relative to the genome. Over the past decades, genomics has ushered in a greater understanding of human biology and disease through the decoding of the human genome, providing a greater understanding of the genes that lay out the instructions for the function, development and reproduction of organisms. While genomics has allowed the interrogation of genetic variation, protein variants hold information yet to be explored or connected to the network of genomic knowledge to better understand cellular function and disease. The protein’s elaborate structure, complicated composition, and vast number of variants, provide a dynamic look into the functions they provide. For example, proteins function as antibodies that bind to specific particles like viruses to protect the body; they act as enzymes to carry out chemical reactions in cells; they act as messengers like hormones to transmit signals; they exist as structural components; and form the basis for storage to carry additional molecules throughout the body. Beyond genetic predisposition, proteomic discovery provides insight into what is immediately happening biologically. This insight may be based on both genetic as well as environmental factors that influence protein structure and function. Proteins, while they are complex structures, given their dynamic nature are an excellent indicator that we believe can be used to track therapeutic response, disease progression and person’s overall health. In a sense, DNA tells us “what could happen,” and proteins tell us “what is happening.”
Proteomics tools have been broadly used across a wide range of applications, including:
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Personalized medicine: tailoring of disease treatment based on genomic data and real-time proteomic data;

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Biomarker discovery: identification of protein markers for disease identification;

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Drug discovery and development: identification of potential drug candidates and aid in the development of the drug;

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Systems biology: system-wide investigations of disease pathways to identify biomarkers, drug action, toxicity, efficacy and resistance;

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Industry / agriculture: bioproduction and study of plant-pathogen interaction (e.g. crop engineering for drought resistance); and

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Food science: identification of allergies, understanding an improvement of nutritional values and food quality and safety control.

Legacy Proteomic Technologies
There is a much higher diversity and level of complexity related to proteins than genes. Depending on the combination of genes, specific proteins are built to perform specialized functions in the body. A single gene can encode for multiple proteins depending on the role the protein will ultimately play in the cell. Protein synthesis happens in two stages. First is transcription, where DNA is converted into messenger RNA. Second is translation, where a cell’s ribosomes read the RNA instructions to assemble the protein. An increase in the complexity of the proteome is facilitated by post translational modifications (PTMs) where pieces of the protein are modified to either activate or inactivate the protein as part of a signaling pathway to localize the protein to a certain cellular compartment. Legacy proteomic techniques can be grouped into various lower-plex and higher-plex methods to better analyze complex proteins:
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Lower-plex methods.   Lower-plex proteomic analysis methods include immunoassay, Gel, and chromatography based methods. Immunoassay based methods rely on the availability of antibodies targeting specific proteins or epitopes as a way to identify and quantify protein expression levels. Changes or modifications to the protein may prevent the antibody from binding, resulting in missed identification. Gel based methods like Western blots were the first proteomic technique developed. They utilize an electric current to separate proteins in a gel based on their size and charge, prior to further analysis by a mass spectrometer (MS) instrument. Chromatography based methods use ion-exchange chromatography to separate and purify proteins from complex biological mixtures. The purified proteins can then be analyzed using a mass spectrometer.

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Higher-plex methods.   Higher-plex proteomic analysis methods include protein microarrays and mass spectrometry instruments. Existing high-plex proteomic technologies, however, often have tradeoffs between sensitivity and dynamic range — current technologies that are able to analyze the proteome at higher plex, often do so with lower sensitivity and resolution. Protein microarrays apply small amounts of sample to a “glass chip” where specific antibodies are used to capture target proteins to measure the expression levels and binding affinities of proteins. The most common way researchers currently analyze proteins is through the use of mass spectrometry. Mass spectrometry is a method for the mass determination and characterization of proteins, and its direct applications include protein identification and post-translational modifications, elucidation of protein complexes, their subunits and functional interactions, as well as global measurement of proteins in proteomics. Some newer technologies have addressed certain limitations of these methods, yet still require separate peptide drying or are reliant on existing mass spectrometry instruments. With an estimated 16,000 mass spectrometry instruments installed worldwide specifically for proteomics analysis, we believe the cost of $250,000 to $1,000,000 or more per new instrument, according to research by DeciBio, LLC, limits access to proteomics research and we believe currently limits the size and growth of the overall proteomics industry.

Limitations of Legacy Proteomic Techniques
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Limitations of biased approaches.   Unlike with nucleic acids, there is no ability to amplify individual proteins for analysis. Without an amplification method, typical workflows rely on analyte-specific reagents (ASRs) for protein detection. ASRs comprise a variety of molecules, such as antibodies, that bind to specific regions, rather than individual amino acids, and therefore may not detect the presence of important protein variants. For instance, the average binding site of an ASR is an epitope with a length of five (5) to eight (8) amino acids, whereas the average length of a human protein is approximately 470 amino acids. While ASRs are prevalent and readily available, inherent limitations in how these molecules interact with proteins for various detection platforms limit their use for resolving protein sequences at single amino acid resolution.

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Mass spectrometry tools have a high cost of purchase and ownership.   For more than a decade, mass spectrometry has been the dominant tool for an unbiased approach to protein analysis. Shotgun proteomics, or studying pieces of proteins that have been broken apart, typically utilizes mass spectrometry and mass spectrometry workflows, allowing for the interrogation of individual peptides and protein sequences. However, these techniques are generally complex, lengthy, expensive, laborious and require extensive data analysis. Taken together, these factors limit the scalability of this approach and broad adoption of the technology in the market. Comparatively, targeted or biased methods are scalable but only enable interrogation of a small number of targeted proteins per sample. Biased approaches lack the breadth and depth necessary to catalog new protein variants. Users are therefore forced to choose between breadth with mass spectrometry or scalability with other biased technologies, or limited alternatives that can address both needs.
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Low levels of resolution and sensitivity.   We believe successful technologies for use in broad proteomic and clinical testing generally require high levels of specificity and sensitivity as well as the ability to scale to reliably meet volume demand. Current sensitivity and dynamic range restrictions make legacy technologies, such as mass spectrometry, difficult to use with liquid samples and restrict the ability to analyze at single molecule resolution.

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There is no method that allows for massively parallel proteomic sequencing.   The ability to perform massively parallel sampling in genomics has helped transform unbiased genomic analysis. Prior to NGS, large scale genomic analysis was limited, as it required expensive instruments and intensive labor for sample preparation and data analysis. The introduction of NGS enabled massively parallel sampling of small fragments of DNA, enabling sequencing of tens of billions of DNA fragments per sample. By allowing the technology to scale analysis while also reducing costs, NGS enabled numerous end-market opportunities, including routine cancer panel testing, clinical exomes and other DNA-based assays. Proteomics is currently facing similar limitations, with no existing technology that enables massively parallel sampling of proteins.

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There is no end-to-end platform to enable a true sample to answer assay.   While there have been some improvements to proteomic technologies, there remain numerous key limitations in typical proteomic analysis. Experiments often require input and oversight from highly trained mass spectrometry technicians, which often requires specialty training for both mass spectrometry instrument operation and data analysis. Further, these workflows can be tedious and require extensive hands-on-time to perform, inherently limiting sample throughput.

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Costly and complex data analysis.   We believe the critical unmet needs remaining in proteomic analysis relate to cost, accessibility and simplicity. Given the complex and dynamic aspects of proteins, proteomic analysis can generate vast amounts of data that can be difficult to analyze to arrive at a biologically relevant answer. Currently, the complexity of the analysis is also costly, due to the data processing and analysis infrastructure that is often required.

Our Market Opportunity
The proteomic market is dynamic and includes legacy solutions and new entrants all aiming to become market leaders. Within genomics, a limited number of applications account for the majority of the total market. Conversely, the proteomics market is less concentrated, with no single technology dominating the majority of the market. Proteomics is an emerging research area and highly fragmented with numerous technologies that address a variety of points along a typical protein analysis workflow, such as sample preparation, analysis, target number, dynamic range and sample throughput. There are limited commercial product options available that have the power to address the entire workflow from sample to answer. We believe that our platform will enable an end-to-end workflow solution, driven in part by our proprietary chip, to enable universal single molecule detection that can run numerous applications. Moreover, aspects of our platform are designed to operate with workflows of third party systems. For example, our Carbon sample preparation instrument is designed to be used with various affinity reagents to prepare digest peptides, which could then be analyzed either with our Platinum instrument or with legacy mass spectrometry instruments. The figure below illustrates the end-to-end workflow solution we aim to provide as compared to select companies that offer point solutions within an overall proteomic analysis workflow.

Proteomics Landscape
Our platform is designed to address unmet needs across the massive proteomics market, with an estimated size of $36 billion in 2020 according to Allied Market Research. This market is expected to grow to $70 billion by 2025, which represents an approximate 14% CAGR over the time period. We believe that the current addressable market for the platform we are developing is an estimated $21 billion, comprised of three primary user groups: users of legacy proteomics technologies, such as mass spectrometry; users of benchtop NGS DNA sequencers; and users of protein analyzers for analyte testing, such as solutions from Luminex Corporation or Quanterix Corporation. While the majority of this market leverages Research Use Only (RUO) technology, we expect some customers may prefer a system that has undergone full FDA approval for clinical use. Our protein sequencing platform is currently intended for RUO applications, and any potential future use of our products for clinical use would require regulatory authorization. Many technologies across these segments are decades old with limitations that have prevented broad spread adoption of proteomics research. We believe our products and technologies have the potential to provide users across life sciences research market access to the proteome in a simple, cost effective, unbiased, and scalable manner.
Today, legacy proteomics users generally rely on mass spectrometry for high throughput protein characterization. Typical mass spectrometry workflows are disaggregated, expensive, and require significant training to perform, which ultimately limits access to specialty facilities or core mass spectrometry labs. A primary mission of our technology platform is to provide broad access to proteomics tools across academic research labs, core labs, and biopharma R&D labs. Our expected price point, simplicity of workflow and end-to-end solution are designed to attract users who seek to replace a legacy technology or are entering the proteomics market as new customers. Some of our potential customers may have an existing mass spectrometry system but may choose our products to supplement their system. Some users may wish to add proteomics analysis capacity, particularly for low throughput needs. We believe these customers value the speed, data driven analytical insights, affordability, and simplicity we expect our platform to provide to them. Additionally, we believe our platform will appeal to traditional customers of large mass spectrometry cores. Rather than wait potentially weeks for core labs to analyze samples, our platform aims to provide an affordable and accessible alternative local option to address low-plex needs.
Additionally, we believe that our proteomics platform may appeal to existing users of DNA sequencing technologies to directly augment their research and discovery of biomarkers and further deepen their understanding of biology. We believe our benchtop proteomics instruments will allow genomics users the ability to pursue multi-omic approaches to tackle basic and applied research questions. Our first products are designed for throughput, speed and scale typically expected by customers of other benchtop DNA sequencers.
Further, we expect users within the analyte testing segment to adopt our technologies for a variety of clinical research and translational applications. The analyte testing market comprises multiple technologies ranging from basic ELISA tests for interrogating a small number of targets to more complex, high throughput protein analyzers. Successful technologies for use in broad clinical testing generally require specificity and sensitivity as well as the ability to scale to reliably meet volume demand. Developed to be a true single molecule detection platform, our products are designed to achieve the highest level of resolution for sensitivity by sequencing information at the individual amino acid level, and therefore the specificity to meet fidelity requirements of clinical testing, if our products are ultimately authorized for such use. In addition, because our technology utilizes semiconductor chip technology and is positioned to make use of the supply chain and fabrication of the semiconductor industry, our platform has the potential to scale to meet demand ultimately on a global scale. As such, we believe our technology will be attractive to users in the analyte testing market looking to meet not only demands of today, but a platform that can scale to meet demands in the future.
The Estimated $21B Addressable Market for Our Products in Development
Collectively, the legacy instrument base that is currently used across our proteomic target markets, have an install base of over 53,000 instruments. We aim to address the needs of users across all three segments by providing users with performance, accessibility and greater insight into human biology.
Our Products
We have designed and developed a hardware and software solution to provide a full end-to-end solution. Collectively, we believe our products provide a comprehensive and flexible platform. Each piece of our platform is designed to address specific bottlenecks in common proteomic workflows, which we believe will appeal to a broad audience of end users. We believe that our universal unbiased single molecule detection platform will enable a proteomics solution at an affordable cost, and provide users the opportunity to perform proteomics studies at scale. Our end-to-end launch product consists of Carbon™, Platinum™, Quantum-Si Cloud™ and consumables. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a substantial proteomics opportunity, for a scalable and massively parallel solution at the ultimate level of sensitivity — single molecule.

Our Launch Platform Consists of Carbon, Platinum, and Quantum-Si Cloud™
Carbon — Sample Prep Instrument
Carbon System (left), Disposable Protein Preparation Cartridge (middle) and Disposable DNA Preparation Cartridge (right)
The Carbon instrument is a universal automated sample preparation instrument that is designed for use in both protein and DNA applications. Carbon is designed to help automate the workflow by addressing a process that is traditionally complicated and manual. Carbon is designed to enable a wide range of applications through a simple single-use cartridge that contains both reagent and sample. Specific features include the ability to:
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Transport and meter out small volumes of reagents/samples between reservoirs;

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Perform chemical or enzymatic incubations with or without temperature control;

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Purify target analyte; and

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Automate sample prep through to library creation.

For protein sequencing, Carbon is designed to automate the processes of protein digestion, capping, conjugation and clean-up with walk-away operation. Through a different disposable cartridge, Carbon could automate the library creation for DNA sequencing starting from raw samples like whole blood and cell culture. For DNA libraries, Carbon is designed to automate the processes of DNA extraction, fragmentation, size selection, repair, and clean-up. Carbon could also be used to create libraries that are compatible with existing third-party short and long read DNA sequencing platforms.

Carbon is Able to Create DNA Libraries Compatible with Existing Third-Party DNA Sequencing Platforms
Platinum — Single Molecule Detection Instrument
Platinum Instrument and Time-Domain SequencingTM Chip
Our flagship sequencing instrument, Platinum, is designed to make the power of single-molecule detection and NGPS broadly accessible. While traditional instruments like mass spectrometers may cost anywhere from $250,000 to over $1,000,000 per new instrument, we expect the price of Platinum and Carbon to be approximately $50,000 combined. Together with Carbon, Platinum is designed to provide a streamlined workflow from sample to answer in less than 24 hours. Platinum uses our proprietary semiconductor chip that leverages Time-Domain SequencingTM with an initial focus on NGPS for an unbiased view of the proteome. We believe the digital nature of the sequencing readout could enable users to answer three key questions:
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What protein is present?   Amino acid resolution can provide insight into more than just whether a protein is present or absent. The sequence information could also indicate what version of the protein is present and how it has been changed from the normal version.

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How much of the protein is present?   A digital quantification provides precise protein abundance, not an analog theoretical abundance based on a colorimetric or mass abundance readout.

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How has the protein been modified?   Single-molecule sensitivity could show how the protein has been post-translationally modified thus providing greater insights to its role in the context of biological processes within the cell.

Our semiconductor chip is the core of our technology. By leveraging developments in the semiconductor industry, we are developing our scalable single-molecule next generation protein sequencer. Similar to the camera in a mobile phone, our chip is produced in standard semiconductor foundries and has been designed to provide insight into biology. The power of our approach is that rather than analyzing proteins one at a time, our chip is designed to enable parallel sequencing across millions of independent chambers, and the number of parallel sequencing reactions to scale rapidly. Each independent sequencing reaction takes place at the ultimate level of sensitivity and specificity, single molecules, which is critical to protein detection because unlike DNA, there is no way to amplify protein, preventing existing amplification-based technologies to enable protein sequencing.
A Wafer of Quantum-Si Time-Domain™ Sequencing Chip (left) and Individual Chip Mounted to a Printed Circuit Board (right)
Our team has considerable experience in the fabrication processes for semiconductor chips, which is a complex process, and have successfully used chips to advance NGS previously at other companies. We have developed and optimized processes with the third-party foundry that supplies our chips, which allows us to make integrated chips using standard foundry processes with sufficient performance for commercial launch and scale to meet anticipated customer demand. We believe that our proprietary chip is a core component in our ability to scale. Ultimately, we will need to utilize larger and more powerful chips capable of processing more complex biological samples.
Consumables for Use in Carbon and Platinum
In addition, following the future commercial launch of our instruments, we expect to begin to derive recurring revenue from the sale of consumables. These consumables will be required for users to run samples through the Carbon and Platinum instruments. Consumables consist of our reagent kits and chips and are designed for use only with Quantum-Si instruments.

Quantum-Si Cloud™ — Faster, Simpler, Data Analysis
Quantum-Si Cloud™
Our platform is designed to integrate a cloud-based solution into the instrument to stream data in real-time to the cloud where analytical workflows can then interpret the data. For example, while we expect that primary analysis will occur on the Platinum instrument itself, our cloud-based solution is designed to map peptide sequences to proteins and facilitate the required counting for protein identification and quantitation in parallel in the cloud.
We are also developing our cloud-based solution to include the following features:
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User management for secured data access;

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Light-weight library information management system for data management;

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Multi-tenancy to enable data sharing and collaborations; and

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Application store to power a new generation of applications.

In addition, our application store is designed to enable software engineers and bioinformaticians to quickly expand the functionality of analysis capabilities. By uploading a workflow to our cloud, we expect developers will be able to run their custom workflows on data in our cloud and then be able to share those workflows with other users to leverage in their own research.
We believe we have designed our cloud solution to address the key needs of researchers today, including to address potential bottlenecks that we believe might otherwise limit customer satisfaction and routine use of our instruments, while providing the data governance and security required for clinical use in the future.
Time-Domain SequencingTM and Next Generation Protein Sequencing (NGPS)
Many existing DNA sequencing technologies rely on the detection of color, or wavelength, to differentiate different nucleotides. For example, an adenine (A) may be labeled by a dye that when excited emits a green color while a thymine (T) could be labeled by a dye that when excited emits a red color. With DNA sequencing, there are only four different nucleotides so leveraging color in combination with intensity provides sufficient coverage of the four nucleotides found in DNA. However, with proteins, because there are 20 amino acids, technologies that use color are not able to scale to that number of characters. Our proprietary chip is designed to use time, instead of color, to detect amino acids, and we combine time with intensity and single-molecule kinetics to capture three dimensions of data. We expect that three dimensions of data will ultimately enable us to cover all 20 amino acids.
The core of our proprietary detection method, which we refer to as Time-Domain SequencingTM, is based on the fluorescence lifetime of dyes. Fluorescence lifetime is a measure of the time a fluorophore dye spends in the excited state before returning to the ground state by emitting a photon of light. Different dyes emit photons of light at different rates that follow a known distribution.
Example Photon Emission Distribution of a Dye After Excitation
Our Platinum instrument includes a proprietary mode-locked laser, which provides the excitation light pulse, and our semiconductor chip allows us to reject the laser light and then rapidly collect, bin and measure the arrival time of emitted photons of a fluorescently labeled molecule. By binning and measuring the arrival times of photons we can then calculate the fluorescence lifetime, which can be used as a surrogate for the wavelength/color measurements that are used in DNA sequencing. By using time instead of color to analyze proteins, we can leverage semiconductors’ ability to measure time.
For NGPS, we fluorescently label recognizer molecules, which are designed to bind to the terminal end of a peptide (piece of a protein) that has been immobilized to the bottom of the reaction chamber. A single recognizer is capable of uniquely identifying more than one amino acid. By leveraging the fluorescent lifetime and intensity of the dye, our technology is designed to accurately determine the recognizer. By measuring the on and off rate (kinetic information) of a recognizer as it interacts with the terminal amino acid tens to hundreds of times, we believe our technology can accurately identify the amino acid.
After removing the terminal amino acid, the recognition process repeats until the full peptide chain is sequenced. While traditional single-molecule platforms rely on single measurement for the detection of an event, the advantage of our approach is that our technology can actually obtain tens to hundreds of data points for each amino acid. Cumulatively, we expect the multiple measurements to deliver high amino acid call accuracy.

A Zoomed in Example Trace Corresponding to Sequencing of a Peptide from the Human Ubiquitin Protein
Our Competitive Strengths
We believe that our competitive strengths include the following:
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Addressing a large and growing proteomics market poised for technological disruption.   We aim to transform single molecule protein analysis and to democratize proteomic analysis by directly enabling users to unlock significant and unbiased biological insights through improved resolution and access to the proteome. We are developing products to serve customers within the broader proteomics market, which was estimated to be $36 billion in 2020 according to Allied Market Research and is expected to grow to over $70 billion by 2025, which represents an approximate 14% CAGR. We believe that the current addressable market for the products we are developing is $21 billion and comprises users across three core groups — users of legacy proteomics technologies, users of benchtop DNA sequencing technologies, and users of other protein analyzers. Some of these technologies have existed for decades, yet have not provided users unbiased access to the proteome in a simple, cost effective, and scalable manner, which we believe our platform will provide. We believe that our platform has the potential to enable users to study the proteome similar to the manner in which NGS technologies have transformed the study of the genome.

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Differentiated single molecule detection providing the ultimate level of protein sensitivity and specificity.   Our platform is based on our proprietary semiconductor chip designed to enable measurements at the ultimate level of sensitivity and specificity, single molecules. By enabling true single molecule detection, we are not reliant on ensemble measurements, which can often vary from sample to sample and even run to run.

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Real-time data processing and open cloud platform provides fast, simple data analysis.   During sequencing our Platinum instrument is designed to stream data to the cloud in real-time, which could allow for real-time analysis to enable faster time to results. In addition, we have developed our cloud-based platform to provide key tools needed to streamline use of the platform such as secure access, data management, and an open platform where developers can create new analytical workflows to run in our cloud and share them easily with other users.

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Innovative proprietary end-to-end proteomic platform offering differentiated full suite of protein sequencing solutions.   We believe that our platform will enable full end-to-end proteomics workflow solution spanning sample preparation through protein sequencing and analysis, allowing our customers a seamless opportunity to perform proteomic studies at scale. We also believe that we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a substantial proteomics opportunity. We believe the digital nature of our readout provides an accurate and repeatable quantification of proteins in the sample and could scale to enable billions of data points working at the ultimate level of sensitivity — single molecule resolution.

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Platform to enable democratized access to proteomics tools.   Our platform is designed to provide an easy-to-use workflow with the potential to enable users the ability to better characterize and understand the full complexity of the proteome in an unbiased fashion. Current workflows are typically disaggregated, expensive, require significant training to operate, and are often performed in a separate specialty laboratory. We aim for our technology platform to be broadly available across pharmaceutical and academic research centers, basic research labs, and other healthcare centers and clinical laboratories at a price point that is a significant discount to most legacy technologies. The reduction in both cost and complexity could allow for rapid adoption, whether a user is replacing a legacy technology or buying a new instrument. In addition to appealing to users of existing proteomics tools, we believe that our proteomics platform will appeal to users of DNA sequencing technologies who seek to augment their research and discovery of biomarkers and further deepen their understanding of biology.

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Business model that leverages growing install base of instruments.   We plan to place our first systems with key industry thought leaders in 2021 and seek to broadly commercialize our platform, for research use only, in 2022. After our commercial launch, we will aim to grow our install base, optimize workflows, and expand our applications, which we expect will then generate revenues from our consumables. Our goal is that the integration of our instruments into our users’ projects will provide ongoing sales of consumables, resulting in a growing recurring revenue stream.

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Robust patent protection.   We have a strong intellectual property strategy in which we have 83 issued patents and 499 pending applications as of May 1, 2021. Many from our management team worked directly with our Founder, Dr. Jonathan Rothberg, as he revolutionized the creation of next generation DNA sequencing while founding Ion Torrent, which was acquired by Life Technologies in 2010. Our team has similarly devoted its efforts to revolutionizing unbiased proteomic analysis using a similar scientific and technical validation approach since the founding of Quantum-Si in 2013.

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Visionary founder backed by strong executive leadership team that has developed and commercialized multiple sequencing technologies and experienced financial partners with deep experience in healthcare.    Our Founder and Executive Chairman, Dr. Jonathan Rothberg, has dedicated his career to developing breakthrough technologies to revolutionize healthcare. He has founded more than 10 healthcare technology companies and has received numerous awards, including the Presidential Medal of Technology & Innovation in 2016. Dr. Rothberg previously founded 454 Life Sciences, a high throughput DNA sequencing platform which was later sold to Roche, as well as founded Ion Torrent, a next generation sequencing platform which was later sold to Life Technologies. He is supported by a world-class management team, including our executive officers and other senior management, with decades of cumulative experience in the healthcare and life sciences end-markets. Many members of the team worked directly with Dr. Rothberg to successfully commercialize previous DNA sequencing technologies. We believe this leadership team positions Quantum-Si as a potentially disruptive force in creating a new market of next generation protein sequencing. In addition, our Sponsor, HighCape Capital, brings to Quantum-Si extensive private and public market experience in the healthcare industry with a long-term orientation across disruptive life sciences companies.

Our Strategies
We believe that our strategies include the following:
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Systematic and phased approach to broad commercialization and adoption, directed at potential customers we extensively know.   We intend to follow a systematic and phased approach to successfully launch and commercialize our platform, for research use only, in 2022. This strategy includes partnering with key thought leaders to obtain initial evidence and feedback in 2021 under an early access program. Members of our team have previously utilized this approach to successfully launch other disruptive sequencing technologies, including the roll out of Ion Torrent’s next generation DNA sequencing technology. We believe this approach will allow us to introduce our platform in a structured manner to demonstrate its use and practicality, while working directly with our key potential customers and industry thought leaders to help ensure a positive experience. Our core leadership team has decades of cumulative experience working directly in the life sciences industry with many of the companies and research centers that have the potential to become key customers and that we will seek to build into our prospective customer pipeline.
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Rapidly build our commercial infrastructure to help ensure successful initial commercial launch in the US.   We expect to rapidly build out our commercial and operational infrastructure to sell and support our platform as we launch and commercialize our technology. We also have manufacturing partnerships that we believe will allow us to rapidly expand our capacity, with the ability to create new manufacturing lines to meet potential customer demand. We expect to eventually expand internationally.

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Invest in market development activities to increase awareness of the importance of the proteome and the strengths of our platform.   We believe our platform has the capability to enable users to generate significant amounts of proteomic information at speed, scale, and simplicity through a solution that is not available today. We believe the utility of our platform will span basic and discovery applications and translational research in which there is a strong market need for proteomic analysis for novel discoveries and better insights into the complexity of disease. We plan to invest in market development activities and partnerships to increase awareness of the importance and utility of proteomics to expand and accelerate demand for our products.

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Continued technical innovation to drive product enhancements, new products, and additional applications.    Our leadership team has deep expertise in scientific and technological development and commercialization. After we commercialize our initial products, we aim to continually innovate and develop new products, product enhancements, applications, workflows, and other tools to enable our customers to generate unbiased proteomic information at scale on a benchtop platform.

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Accessibility and Enablement: enable broad adoption of protein sequencing.   Our mission is to democratize single molecule proteomic analysis by providing a full workflow of solutions at an affordable cost. We believe that our platform will directly address many of the key bottlenecks that exist within legacy proteomic technologies, namely low sensitivity, lack of dynamic range, complex workflow, complex analysis, and high cost. We believe our platform offers the potential for a more practical, affordable, and intuitive end-to-end workflow solution relative to many legacy proteomic technologies. We have specifically developed our platform to be adopted and integrated into any existing lab. We believe that our platform will have wide utility across the study of proteins, including basic and discovery research and, subject to regulatory authorization, clinical diagnostics, and potentially industrial applications like bioproduction. Our ability to develop our platform such that it will be offered at a significant discount to many legacy instruments and other proteomic technologies, may allow proteomic analysis to reach new markets and new users, potentially enabling and accelerating innovative discoveries.

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Continue to strengthen our intellectual property portfolio for existing and new technologies.   We have a broad and deep patent protection strategy, which includes 83 issued patents and 499 pending applications as of May 1, 2021. Protection of Quantum-Si’s intellectual property is a strategic priority for the business. We have taken, and will continue to take, steps to protect our current and future intellectual property and proprietary technology. We believe our broad patent portfolio and continued rigorous patent protection strategy will help to allow us to focus on our key priorities of commercializing our platform, continuing to innovate with new technologies, and preventing fast-followers.

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Foster extraordinary talent inspired and unified by our mission.   With decades of cumulative experience in the healthcare and life sciences markets among our executive officers and other senior management, our world-class management team is unified by our mission to democratize single molecule proteomic analysis by making protein sequencing accessible globally. We seek to execute at scale the vision of our Founder and Chairman, Dr. Jonathan Rothberg. He has dedicated his career to enabling breakthrough technologies to revolutionize healthcare, including a novel genome sequencing method brought to market through his company 454 Life Sciences and has founded more than 10 companies. Our Chief Executive Officer, John Stark has extensive experience in the life sciences and sequencing industry, most recently as CEO of Celsee, a single-cell technology platform, and prior to that in various leadership roles at Affymetrix, Ion Torrent, and Life Technologies. Dr. Rothberg and Mr. Stark are supported by a leadership team with many years of sequencing, technology, and healthcare experience at other leading companies, including Affymetrix, Becton Dickinson, Illumina, Ion Torrent, Life Technologies, Pacific Biosciences, and Thermo Fisher Scientific, among others. We plan to continue to add talented and experienced members to our team and maintain our commitment to our mission of democratizing proteomic analysis by making protein sequencing accessible globally.
Commercial Strategy and Launch Plan
Our proprietary platform has been specifically designed to provide full, rapid insight into the proteome at various scales. Our end-to-end workflow solution, at launch, will comprise our instruments, consumables, and software and has been designed at a price point relative to legacy technologies to promote easy adoption, while simplifying and automating the single molecule proteomics workflow. Our commercial strategy is designed to place our instruments initially with a wide variety of customer types, and ultimately to improve our products by increasing throughput and developing additional applications to expand our users and increase the utilization by our installed base. We are focused on launching our Carbon and Platinum instruments commercially, for research use only, in 2022, and in preparation for our commercial launch, we plan to partner with key thought leaders in 2021 in our recently initiated “early access” launch. As our instruments are placed with customers and we build the install base, we expect to derive recurring revenue from the sale of consumables.
As we prepare to commercialize our platform, we plan to rapidly build out our commercial operations infrastructure necessary to sell and support our platform, and to expand our commercial organization post-launch. We expect to focus our direct sales and marketing efforts primarily on principal investigators, directors, and other core personnel at academic research and biopharma labs that are critical to their organization’s buying decisions. In addition, we have manufacturing partnerships that we believe will allow us to rapidly expand our capacity, with the ability to create new manufacturing lines to meet potential customer demand.. We may grow into other geographies through a combination of our own direct sales force as well as the use of third party channel partners.
We intend to follow a systematic phased approach to successfully launch and commercialize our platform in 2022. Members of our team have previously successfully utilized this approach to launch other disruptive single molecule and sequencing technologies at other companies. We believe this approach will allow us to introduce our platform in a structured manner to demonstrate its use and practicality, while working directly with key potential customers to help ensure a positive experience. Our core leadership team has decades of experience working directly in the life sciences industry with many of the companies and research centers that have the potential to become key customers and we expect to build into our prospective customer pipeline.
Our commercial launch plan is comprised of the following phases:
1.   Early Access Phase:   We recently began and expect to continue placing systems with key thought leaders within the life sciences research market in 2021. During our early access phase, we plan to focus on establishing brand recognition and an understanding of the value of next generation protein sequencing amongst key thought leaders in both academia and the pharmaceutical industry. We plan to target at least 10 key thought leaders at established research centers in the United States and Europe to obtain technical feedback to enhance our overall commercialization strategy. We expect to provide these key thought leaders with our full end-to-end proteomics solution, including the Carbon, Platinum, and Quantum-Si Cloud in a demo-to-buy model. We plan to work with these key thought leaders potentially to establish early models of impactful research and discovery to highlight the unique proteomics capabilities and value proposition of our products, while providing us critical insight into our overall commercialization strategy.
2.   Initial Launch:   We expect the initial commercial launch of our platform in 2022 as we end our planned early access phase with key thought leaders. In our initial launch, we plan to target established research centers and pharmaceutical companies in the United States and Europe. During our initial launch phase, we plan to focus on driving our technology into high-throughput environments, such as expansion for use into biopharma labs. Our platform is currently intended for research use only applications. We expect to target customers that will directly benefit from the value of our platform across a number of applications, including basic and discovery research and translational research. We anticipate these customers may already have existing proteomic capabilities through legacy instruments such as a mass spectrometry, and so will understand the importance of single molecule, unbiased proteomic analysis. During this phase, we expect to continue to strengthen our commercial organization and broaden our commercial footprint to support an increasing number of customers.
3.   Product Updates:   As we continue commercialization in 2022 and beyond, we expect to focus on building our install base and expanding global access to our platform. We expect to make product enhancements to our initial platform and to make them available to our new and then existing customers. Potential improvements could include an increase in the capacity of our semiconductor chips or chemistry enhancements to our instruments, which may improve accuracy, coverage, and speed.
4.   Portfolio Expansion:   Ultimately, we plan to advance and develop new products and key applications designed to “scale up” our Platinum instrument to provide higher throughput and enable greater levels of data output and broader coverage of the proteome. We also plan to “scale down” by eventually launching our Atto instrument, which will be a low cost, low throughput instrument, potentially creating a pathway to point of care testing. We may also seek regulatory authorization for clinical markets use of our products.
Commercial Launch Roadmap
Product Roadmap
Our product roadmap is designed to position us as a potential leader in the proteomic analysis market. We believe that the current addressable market for the platform we are developing to be approximately $21 billion. We intend to follow a systematic, phased approach to successfully launch and commercialize our platform, for research use only, in 2022, and to enable key thought leaders early access to our platform in 2021. We believe we are the first company to successfully enable NGPS on a semiconductor chip. Following our expected commercial launch, we plan to continue to improve our platform through product improvements and to eventually offer lower-throughput instruments at a lower price point.
Following our expected commercial launch in 2022, we expect to focus on building our install base and expanding global access to our platform. We expect to make product enhancements to our initial platform and to make them available to our new and then existing customers. Potential improvements could include an increase in the capacity of our semiconductor chips or chemistry enhancements to our instruments, which may improve accuracy, coverage, and speed. In the future, we may seek to expand our product line, such as by “scaling up” our Platinum instrument to offer a higher throughput device capable of scaling to whole proteomes. We may also seek to “scale down” by developing and launching a low cost, low throughput instrument, Atto, potentially creating a pathway ultimately to point of care and at home testing.

In addition to potential future advancements in hardware, we plan to expand our computational capabilities by developing firmware and data analytics tools. We believe that our software solutions could be a key differentiating advantage relative to legacy systems. We believe the integration of our cloud system solution directly into the platform can ensure seamless real time data streaming real time to the cloud where analytical workflows can help simplify data interpretation. Built on an open platform, the software system also includes an application store that will enable software engineers or bioinformaticians to build and share custom analytical tools with other users which could expand the types of analyses that could be performed in the cloud.
Through this product roadmap, we have the potential to become a leader in the proteomic analysis market, with the mission of transforming single molecule analysis, and democratizing its use by directly enabling researchers and clinicians access to the proteome. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a substantial proteomics opportunity, which allows for a massively parallel solution at the ultimate level of sensitivity — single molecule detection.
Product Development Roadmap
Suppliers and Manufacturing
Our products are built using both custom-made and off-the-shelf components supplied by outside manufacturers and vendors located in Asia, Europe, and the United States. One key custom-made component is the disposable semiconductor chip. Others include the proprietary mode-locked laser and enzymes and buffers used for protein sequencing. The majority of the other components for the instruments are off-the-shelf.
We purchase some of our components and materials used in manufacturing, including the semiconductor chip, from single source suppliers. We believe that alternatives would be available, however, it may take time to identify and validate replacement components, which could negatively affect our ability to supply our products on a timely basis. To mitigate this risk, we typically carry a significant inventory of our critical components.
All of our instruments are manufactured, tested, shipped and supported by manufacturers and suppliers with which we have long-standing relationships, including our key manufacturing partners for the manufacture of instruments and chips which we have worked with for the past four-to-five years. We believe that our manufacturing strategy is efficient and conserves capital. However, we do not have long-term supply or manufacturing commitments from our suppliers or manufacturers, as our products and components are currently supplied on a purchase order basis. In addition, we will need to increase the supply and manufacturing of our products as we prepare for commercialization. In the event it becomes necessary to utilize a different contract manufacturer for our products, we may experience additional costs, delays and difficulties in doing so, and our business could be harmed. We are continually evaluating our supply chain to help ensure our manufacturing and supply chain footprint will meet our business objectives.
Our People
We were founded in 2013 by Dr. Jonathan Rothberg. Our mission is to democratize the analysis of the proteome and to make proteomic and genomic analysis available to researchers around the world by using our proprietary technology.
Dr. Rothberg and our business have been recognized for leadership. Dr. Rothberg is a serial entrepreneur who received the Presidential Medal of Technology & Innovation in 2016 for inventing a novel next generation DNA sequencing method and has founded more than 10 healthcare technology companies, including 454 Life Sciences, Ion Torrent and Butterfly Network. We have raised over $195 million in equity investments from our key institutional and other investors to help support our platform development.
Our Chief Executive Officer, John Stark has extensive experience in the life sciences and sequencing industry, most recently as CEO of Celsee, a single-cell technology platform, and prior to that in various leadership roles at Affymetrix, Ion Torrent, and Life Technologies. Dr. Rothberg and Mr. Stark are supported by a leadership team with many years of sequencing, technology, and healthcare experience at other leading companies, including Affymetrix, Becton Dickinson, Illumina, Ion Torrent, Life Technologies, Pacific Biosciences, and Thermo Fisher Scientific, among others. We plan to continue to add talented and experienced members to our team and maintain our commitment to our mission of democratizing proteomic analysis by making protein sequencing accessible globally.
To successfully develop and commercialize our products, we must be able to attract and retain highly skilled personnel. We anticipate hiring a number of additional employees for sales and marketing, research and development, and general and administrative activities during 2021.
Our people are the reason for our success and we have organized ourselves to maximize productivity and performance. Our future success largely depends upon our continued ability to attract and retain highly skilled employees. Healthcare technology companies both large and small compete for a limited number qualified applicants to fill specialized positions. To attract qualified applicants, we offer a total rewards package consisting of base salary and cash target bonus, a comprehensive benefit package and equity compensation for every employee. Bonus opportunity and equity compensation increase as a percentage of total compensation based on level of responsibility. Actual bonus payout is based on performance.
Much of our success is rooted in the diversity of our teams and our commitment to inclusion. We value diversity at all levels. We believe that our business benefits from the different perspectives a diverse workforce brings, and we aim to have a strong, inclusive and positive culture based on our shared mission and values.
As we continue to monitor the global spread of COVID-19, we have implemented and will continue to implement measures to ensure the safety of our employees. We are continuously evaluating the guidance from federal and local authorities and have created strict polices and guidelines that put our employee’s health and safety first. Compliance with environmental, health and safety (EH&S) laws and regulations underlies the basis of the EH&S programs we have in place.
As of May 1, 2021, we had 97 employees. None of our employees are represented by a labor union or are subject to a collective bargaining agreement.
Competition
Quantum-Si faces significant competition in the life sciences technology market. Quantum-Si currently competes with life sciences technology and the diagnostic companies that are supplying components, products and services that serve customers engaged in proteomics analysis. These companies include Agilent Technologies, Bio-Rad Laboratories, Danaher, Luminex, Merck (and its subsidiary MilliporeSigma) and Thermo Fisher Scientific. Quantum-Si also competes with a number of emerging growth companies that have developed, or are developing, proteomic products and solutions, such as Nautilus Biotechnology, Olink Proteomics, Quanterix, Seer and SomaLogic.
We believe there are currently no commercially-available NGPS platforms. The legacy proteomics market today is largely served by companies that offer a variety of analytical instruments, such as mass spectrometry and microarray instruments and associated reagents and consumables. There are also a number of companies that provide proteomic and genomic analysis services and have developed or are developing novel proteomic and genomic technologies. Additional competing products may emerge from various sources, including life sciences tools, diagnostics, pharmaceutical and biotechnology companies, third-party service providers, academic research institutions, governmental agencies and/or public and private research institutions, among others. Many of the companies with which we compete have substantially greater resources than we have.
The life science instrumentation industry is highly competitive and expected to grow more competitive with the increasing knowledge gained from ongoing research and development. Given the potential market opportunity and scientific importance of proteomic analysis, we expect increased competition and competitor technologies to emerge in the future. We believe the principal competitive factors in our target markets include:
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resolution and sensitivity;

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cost of instruments and consumables;

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efficiency and speed of workflows;

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the scale required to address the complexity and dynamic range of the proteome;

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throughput to meet lab testing volume;

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reputation among customers and key thought leaders;

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innovation in product offerings;

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accuracy and reproducibility of results;

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strength of intellectual property portfolio;

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operational and manufacturing footprint;

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customer support infrastructure; and

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a leadership and commercial team with extensive execution and scientific background.

We believe that there are currently no other commercially available products that provide the same level of end-to-end NGPS analysis at the same scale and sensitivity that we expect our platform will provide. Following our expected commercial launch in 2022, we aim to enhance our position through our ongoing product development, commercial strategy, potential new products and ongoing collaborations and partnerships with key thought leaders.
Intellectual Property
Protection of Quantum-Si’s intellectual property is a strategic priority for its business. Quantum-Si relies on a combination of patents, trademark, copyright, trade secret and other intellectual property rights protection and contractual restrictions to protect Quantum-Si’s proprietary technologies.
Patented Technologies
The patents owned and in-licensed by Quantum-Si provide comprehensive coverage of Quantum-Si’s sample preparation, peptide sequencing and nucleic acid sequencing devices and are directed to aspects including sample preparation, instrument and laser light source architecture, pixel design, waveguide architecture, lifetime discrimination methods, machine learning, and surface chemistry. Quantum-Si has developed a portfolio of issued patents and pending patent applications directed to commercial products and technologies for potential development. Quantum-Si believes that its intellectual property is a core strength of its business, and its strategy includes the continued development of its patent portfolio.

Patent Portfolio
As of May 1, 2021, Quantum-Si owned 83 issued patents and approximately 499 pending patent applications. Of Quantum-Si’s 83 issued patents, 37 were issued U.S. utility patents. Of Quantum-Si’s 499 pending patent applications, 104 were pending U.S. utility patent applications, three of which were allowed. In addition, Quantum-Si owned 46 issued patents in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Brazil, Hong Kong, Mexico, and Taiwan, and approximately 395 pending patent applications in foreign jurisdictions, including Australia, Canada, Europe, Japan, China, Brazil, Hong Kong, Mexico, Taiwan, Korea and India, nine of which were allowed. In total, Quantum-Si owns 92 patent families generally directed to its sample preparation, peptide sequencing and nucleic acid sequencing devices. These issued patents and pending patent applications (if they were to issue as patents) have expected expiration dates ranging between 2025 and 2041.
Trademark Portfolio
Quantum-Si also protects important marks through trademark registrations. As of May 1, 2021, Q-Si owns 26 trademark registrations and 15 trademark applications, of which 12 are U.S. trademark applications. Six of the U.S. trademark applications have been allowed.
Other Intellectual Property
In addition to patents, Quantum-Si also relies on trade secrets, technical know-how and continuing innovation to develop and maintain its competitive position. Quantum-Si seeks to protect its proprietary information and other intellectual property by generally requiring its employees, consultants, contractors, suppliers, outside scientific collaborators and other advisors to execute non-disclosure and assignment of invention agreements on commencement of their employment or engagement. Agreements with Quantum-Si’s employees also forbid them from using or incorporating the proprietary rights of third parties during their engagement with Quantum-Si. Quantum-Si also generally requires confidentiality or material transfer agreements from third parties that receive Quantum-Si’s confidential data or materials.
Licensed Intellectual Property
Quantum-Si has entered into exclusive and non-exclusive licenses in the ordinary course of business relating to its technologies or other intellectual property rights or assets.
Government Regulation
Life Sciences Research Use Only Technologies
Quantum-Si’s protein sequencing products are currently intended for research use only (“RUO”) applications, although the systems may provide data to customers and other third parties that are themselves engaged in the research and development of potential diagnostic and therapeutic products and services for which they may later pursue clearance, authorization or approval from regulatory authorities, such as the U.S. Food and Drug Administration (“FDA”). All Quantum-Si products will be labeled “For Research Use Only,” and, following our expected commercial launch, will be sold to academic and research life sciences institutions that conduct basic and translational research, and biopharmaceutical and biotechnology companies for non-diagnostic and non-clinical purposes.
Under a long-standing FDA regulation, in vitro diagnostic (“IVD”), products intended for research use only are subject to a separate regulatory classification. In particular, products that are intended for research use only and are labeled as RUO are not regulated by the FDA as IVD devices and are not subject to the regulatory requirements discussed below for clinical diagnostic products. RUO products may therefore be used or distributed for research use without first obtaining FDA clearance, authorization, or approval. Such products must bear the statement: “For Research Use Only. Not for Use in Diagnostic Procedures.” RUO products also cannot make any claims related to safety, effectiveness or diagnostic utility, and they cannot be intended for human clinical diagnostic use. Accordingly, a product labeled RUO but intended or promoted for clinical diagnostic use may be viewed by the FDA as adulterated and misbranded under the Federal Food, Drug, and Cosmetic Act (“FDCA”) and subject to FDA enforcement action. The FDA will consider the totality of the circumstances surrounding distribution and use of an RUO product, including how the product is marketed and to whom, when determining its intended use. If the FDA disagrees with a company’s RUO status for its product, the company may be subject to FDA enforcement activities, including, without limitation, requiring the company to seek clearance, authorization or approval for the product.
Clinical Diagnostics in the United States
In the United States, medical devices are subject to extensive regulation by the FDA under the FDCA and its implementing regulations, and other federal and state statutes and regulations. The laws and regulations govern, among other things, medical device design and development, pre-clinical and clinical testing, pre-market clearance, authorization or approval, establishment registration and product listing, product manufacturing, product packaging and labeling, product storage, advertising and promotion, product distribution, recalls and field actions, servicing and post-market clinical surveillance. A number of U.S. states also impose licensing and compliance regimes on companies that manufacture or distribute prescription devices into or within the state.
The Federal Trade Commission (“FTC”) also oversees the advertising and promotion of Quantum-Si’s current and future products pursuant to its broad authority to police deceptive advertising for goods or services within the United States. Under the Federal Trade Commission Act, the FTC is empowered, among other things, to (a) prevent unfair methods of competition and unfair or deceptive acts or practices in or affecting commerce; (b) seek monetary redress and other relief for conduct injurious to consumers; and (c) gather and compile information and conduct investigations relating to the organization, business, practices, and management of entities engaged in commerce. In the context of performance claims for products such as Quantum-Si’s goods and services, compliance with the FTC Act includes ensuring that there is scientific data to substantiate the claims being made, that the advertising is neither false nor misleading, and that any user testimonials or endorsements Quantum-Si or its agents disseminate related to the goods or services comply with disclosure and other regulatory requirements. In addition, with respect to any future Quantum-Si products that are marketed as in vitro diagnostic or clinical products, FDA’s regulations applicable to medical device products prohibit them from being promoted for uses not within the scope of a given product’s intended use(s), among other promotional and labeling rules applicable to products subject to the FDCA.
When Quantum-Si’s products are marketed for clinical or diagnostic uses, they will be regulated by the FDA as IVD medical devices. Because there are no high-throughput protein sequencing machines or analyzers intended for clinical use that have previously gone through a pre-market review and authorization process by the FDA, there is no available predicate device to support a 510(k) pre-market notification. In addition, it is presently unclear what level of risk the agency will assign to such products, what special controls may be imposed on such products (if any), and what regulatory requirements would be applicable to such products. Quantum-Si anticipates using a De Novo classification request for any future clinical IVD product it seeks to market in the United States.
The FDCA and FDA’s implementing regulations define a medical device as an instrument, apparatus, implement, machine, contrivance, implant, in vitro reagent or other similar or related article, including any component part or accessory, which is (i) intended for use in the diagnosis of disease or other conditions, or in the cure, mitigation, treatment, or prevention of disease, in man or other animals, or (ii) intended to affect the structure or any function of the body of man or other animals and which does not achieve any of its primary intended purposes through chemical action within or on the body of man or other animals and which is not dependent upon being metabolized for the achievement of any of its primary intended purposes. IVDs are a type of medical device and include reagents and instruments used in the diagnosis or detection of diseases, conditions or infections, including, without limitation, the presence of certain chemicals, genetic information or other biomarkers. Predictive, prognostic, and screening tests can also be IVDs. Medical devices, including IVD products, must undergo pre-market review by and receive clearance, authorization, or approval from the FDA prior to commercialization, unless the device is of a type exempted from such review by statute, regulation, or an FDA exercise of enforcement discretion. The FDA classifies medical devices into three classes based on risk. Regulatory control increases from Class I (lowest risk) to Class III (highest risk). The FDA generally must clear or approve the commercial sale of most new medical devices that fall within product categories designated as Class II and III. Commercial sales of most Class II and III medical devices within the United States must be preceded either by pre-market notification and FDA clearance pursuant to Section 510(k) of the FDCA (Class II) or by the granting of a pre-market approval (“PMA”) (Class III), after a pre-market application is submitted. Both 510(k) notifications and PMA applications must be submitted to FDA with significant user fees, although reduced fees for small businesses are available. Class I devices are generally exempt from pre-market review and notification, as are some moderate-risk Class II devices. Manufacturers of all classes of devices must comply with FDA’s Quality System Regulation (“QSR”), establishment registration, medical device listing, labeling requirements, and medical device reporting (“MDR”) regulations, which are collectively referred to as medical device general controls. Class II devices may also be subject to special controls such as performance standards, post-market surveillance, FDA guidelines, or particularized labeling. Some Class I and Class II devices can be exempted by regulation from the requirement of compliance with substantially all of the QSR.
510(k) Clearance Pathway
A 510(k) pre-market notification must contain information sufficient to demonstrate that the new device is substantially equivalent to a device commercially distributed prior to May 28, 1976 or to a device that has been determined by the FDA to be substantially equivalent to such a so-called “pre-amendments” device. To obtain 510(k) clearance for a non-exempt Class II device, the product developer must submit a pre-market notification to FDA demonstrating that its product is substantially equivalent to such a predicate device. The FDA’s 510(k) clearance process generally takes from three to twelve months from the date the application is submitted, but it may take significantly longer if FDA has significant questions or needs more information about the new device or its manufacturing or quality controls.
As part of the 510(k) notification process for Class II devices that have an existing classification regulation available for purposes of the regulatory filing, the FDA may require the following:
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Development of comprehensive product description and indications for use.

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Completion of extensive preclinical tests and/or preclinical animal studies, performed in accordance with the FDA’s Good Laboratory Practice (“GLP”) regulations, as well as any performance standards or other testing requirements established by FDA through regulations or device-specific guidance.

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Comprehensive review of predicate devices and development of data supporting the new product’s substantial equivalence to one or more predicate devices.

Assuming successful completion of all required testing, a detailed 510(k) notification is submitted to the FDA requesting clearance to market the product. This premarket notification includes all relevant data from pertinent pre-clinical and clinical trials (if applicable), together with detailed information relating to the product’s manufacturing controls and proposed labeling, and other relevant documentation. The FDA evaluates all 510(k) submissions prior to filing for substantive review based on specific acceptance criteria and may issue a refuse-to-accept notification if the submission is deficient with respect to any of the established criteria. If the FDA determines that the applicant’s device is substantially equivalent to the identified predicate device(s), the agency will issue a 510(k) clearance letter that authorizes commercial marketing of the device for one or more specific indications for use. If the FDA determines that the applicant’s device is not substantially equivalent to the predicate device(s), the agency will issue a not-substantially-equivalent letter stating that the new device may not be commercially distributed.
After a new medical device receives 510(k) clearance from the FDA, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, requires a new 510(k) clearance or could require the submission of a PMA. The FDA requires each manufacturer to make the determination of whether a device modification requires a new 510(k) notification or PMA in the first instance, but the FDA may review any such decision. If the FDA disagrees with a manufacturer’s decision not to seek a new 510(k) clearance or PMA for a particular change, the FDA may retroactively require the manufacturer to seek 510(k) clearance or PMA. The FDA may also require the manufacturer to cease U.S. marketing and/or recall the modified device until 510(k) clearance or PMA approval for the modification is obtained.
De Novo Classification
If a previously unclassified new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. However, if such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process. The De Novo classification process allows a device developer to request that the novel medical device be reclassified as either a Class I or Class II device, rather than having it regulated as a high-risk Class III device subject to the PMA requirements. If the manufacturer seeks reclassification into Class II, the classification request must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. Under the FDCA, the FDA is required to classify a device within 120 days following receipt of the De Novo classification request from an applicant; however, the most recent FDA performance review goals state that in fiscal year 2021, FDA will attempt to issue a decision within 150 days of receipt on 65% of all De Novo classification requests received during the year and on 70% of de novo requests received during fiscal year 2022. De Novo classification requests are subject to user fees, unless a specific exemption applies. In December 2018, FDA issued a Proposed Rule that would formally codify requirements for the medical device De Novo process and the procedures and criteria for product developers to file a De Novo classification request (83 Fed. Reg. 63,127). Although this rule was expected to be finalized during the second half of 2020, it remains pending at FDA and the rulemaking process may be subject to additional activity after the COVID-19 public health emergency abates and pressure on the FDA’s Center for Devices and Radiological Health (“CDRH”) is reduced. Over the past twenty years, the De Novo process has been implemented by FDA pursuant to statutory authorities and somewhat organically through informal guidance and iterative changes by Congress. The Proposed Rule allowed industry to participate in the development of FDA’s policies and procedures for De Novo requests through the notice-and-comment rulemaking process.
As an alternative to the De Novo classification process, a company could also file a reclassification petition seeking to change the automatic Class III designation of a novel post-amendment device under Section 513(f)(3) of the FDCA. FDA can also initiate reclassification of an existing device type on its own initiative. In December 2018, FDA issued a final rule to clarify the administrative process through which the FDA reclassifies a medical device. To reclassify a device under Section 513(e) of the FDCA, the FDA must first publish a proposed reclassification order that includes a summary of the valid scientific evidence that supports the reclassification; convene a device classification panel meeting; and consider comments to the public docket before it then publishes a final reclassification order in the Federal Register.
Pre-market Approval Pathway
Products classified by FDA as Class III generally require marketing approval via a PMA. A PMA application must be supported by valid scientific evidence, which typically requires extensive data, including technical, pre-clinical, clinical, manufacturing and labeling data, to demonstrate to the FDA’s satisfaction the safety and efficacy of the device for its intended use(s). A PMA application also must include a complete description of the device and its components, a detailed description of the methods, facilities and controls used to manufacture the device, and proposed labeling. After a PMA application is submitted and found to be sufficiently complete, it is considered “filed” and the FDA begins an in-depth review of the submitted information. During this substantive review period, the FDA may request additional information or clarification of information already provided. Also during the review period, an advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA. In addition, the FDA generally will conduct a pre-approval inspection of the manufacturing facility to evaluate compliance with the QSR, which requires manufacturers to implement and follow design, testing, control, documentation and other quality assurance procedures.
FDA review of a PMA application is required to be completed within 180 days of the application’s filing date although the process generally takes between one and three years, but may take significantly longer. The current user fee agreement between FDA and the medical device industry sets as a target for PMA reviews to be completed in under one year. The FDA can delay, limit or deny approval of a PMA application for many reasons, including:
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the product may not be safe or effective for its intended use(s) to the FDA’s satisfaction;

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the data from the applicant’s pre-clinical studies and clinical trials may be insufficient to support approval;

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the manufacturing process or facilities that the applicant uses may not meet applicable requirements; and

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changes in FDA approval policies or adoption of new regulations may require additional data to demonstrate the safety or effectiveness of the device.

If an FDA evaluation of a PMA application or manufacturing facilities is favorable, the FDA will either issue an approval letter, or approvable letter, which usually contains a number of conditions which must be met in order to secure final approval of the PMA. When and if those conditions have been fulfilled to the satisfaction of the FDA, the agency will issue a PMA approval letter authorizing commercial marketing of a device, subject to the conditions of approval and the limitations established in the approval letter. If the FDA’s evaluation of a PMA application or manufacturing facilities is not favorable, the FDA will deny approval of the PMA or issue a not approvable letter. The FDA may also determine that additional trials are necessary, in which case the PMA approval may be delayed for several months or years while the trials are conducted and data is submitted in an amendment to the PMA. The PMA process can be expensive, uncertain and lengthy. PMA approval may also be granted with post-approval requirements such as the need for additional patient follow-up for an indefinite period of time.
New PMA applications or PMA supplements may be required for modifications to the manufacturing process, labeling, device specifications, materials or design of a device that is approved through the PMA process. PMA supplements often require submission of the same type of information as an initial PMA application, except that the supplement is limited to information needed to support any changes from the device covered by the approved PMA application and may or may not require as extensive clinical data or the convening of an advisory panel.
Clinical Investigations Using Devices in Development
Clinical trials are almost always required to support a PMA application and are sometimes required for a De Novo classification request or 510(k) pre-market notification. In order to conduct a clinical investigation involving human subjects for the purpose of demonstrating the safety and effectiveness of a medical device, an investigator acting on behalf of the company must, among other things, apply for and obtain Institutional Review Board (“IRB”) approval of the proposed investigation. In addition, if the clinical study involves a “significant risk” (as defined by the FDA) to human health, the company sponsoring the investigation (referred to as the “sponsor”) must also submit and obtain FDA approval of an Investigational Device Exemption (“IDE”) application. An IDE application must be supported by appropriate data, such as animal and laboratory testing results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE application must be approved in advance by the FDA for a specified number of study participants, unless the product is deemed a non-significant risk device and eligible for abbreviated IDE requirements. Generally, clinical trials for a significant risk device may begin once the IDE application is approved by the FDA and the study protocol and informed consent are approved by a duly-appointed IRB at each clinical trial site. Most clinical studies of IVDs are exempt from the IDE requirements, if certain requirements are met.
FDA’s IDE regulations govern investigational device labeling, prohibit promotion, and specify an array of Good Clinical Practice, or GCP, requirements, which include, among other things, recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. Clinical trials must further comply with the FDA’s regulations for IRB approval and for informed consent and other human subject protections. Required records and reports are subject to inspection by the FDA. The results of clinical testing may be unfavorable or, even if the intended safety and efficacy success criteria are achieved, may not be considered sufficient for the FDA to grant approval or clearance of a product.
The commencement or completion of any clinical trials may be delayed or halted, or be inadequate to support approval of a PMA application (or FDA’s grant of a De Novo classification request or clearance of a 510(k) notification, as applicable), for numerous reasons, including, but not limited to, the following:
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the FDA, the IRB(s), or other regulatory authorities do not approve a clinical trial protocol or a clinical trial, or place a clinical trial on hold;

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participants do not enroll in clinical trials at the expected rate;

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participants do not comply with trial protocols;

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participant follow-up is not at the expected rate;

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patients experience adverse side effects;

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participants die during a clinical trial, even though their death may not be related to the investigational products;

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IRBs and third-party clinical investigators may delay or reject the sponsor’s trial protocol;

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third-party clinical investigators decline to participate in a trial or do not perform a trial on the sponsor’s anticipated schedule or consistent with the clinical trial protocol, GCPs or other FDA requirements;

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the sponsor or third-party organizations do not perform data collection, monitoring and analysis in a timely or accurate manner or consistent with the clinical trial protocol or investigational or statistical plans;

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third-party clinical investigators have significant financial interests related to the sponsor or the study that the FDA deems to make the study results unreliable, or the sponsor or investigators fail to disclose such interests;

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unfavorable regulatory inspections of the sponsor’s clinical trial sites or manufacturing facilities, which may, among other things, require the sponsor to undertake corrective action or suspend or terminate the sponsor’s clinical trials;

•
changes in governmental regulations or administrative actions applicable to the sponsor’s trial protocols;

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the interim or final results of the clinical trial are inconclusive or unfavorable as to safety or effectiveness; and

•
the FDA concludes that the results from the sponsor’s trial and/or trial design are inadequate to demonstrate safety and effectiveness of the product.

Ongoing Post-Market Regulatory Requirements and FDA Enforcement
After a medical device is authorized for marketing and placed in commercial distribution (or, for 510(k)-exempt products, placed into commerce without first obtaining FDA clearance or approval), numerous regulatory requirements apply. These general controls that must be met for all device classes include:
•
establishment registration and device listing;

•
the QSR, which requires manufacturers, including third-party manufacturers, to follow design, testing, control, storage, supplier/contractor selection, complaint handling, documentation and other quality assurance procedures;

•
labeling regulations, which govern the mandatory elements of the device labels and packaging (including Unique Device Identifier markings for certain categories of products);

•
FDA’s prohibitions against the promotion of products for uncleared, unapproved or “off-label” uses and other requirements related to promotional activities;

•
the MDR regulations, which require that manufacturers report to the FDA if a device may have caused or contributed to a death or serious injury or malfunctioned in a way that would likely cause or contribute to a death or serious injury if it were to recur;

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voluntary and mandatory device recalls to address problems when a device is defective and/or could be a risk to health;

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correction and removal reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health; and

•
post-market surveillance regulations, which apply to certain Class II or III devices when necessary to protect the public health or to provide additional safety and effectiveness data for the device.

To ensure compliance with regulatory requirements, medical device manufacturers are subject to market surveillance and periodic, pre-scheduled and unannounced inspections by the FDA and certain state authorities. Failure to comply with applicable regulatory requirements can result in enforcement action by the FDA, which may lead to any of the following sanctions:
•
Warning Letters or Untitled Letters that require corrective action;

•
fines and civil penalties;

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unanticipated expenditures;

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delays in approving/clearing or refusal to approve/clear any future Quantum-Si products;

•
FDA refusal to issue certificates to foreign governments needed to export Quantum-Si’s products for sale in other countries;

•
suspension or withdrawal of FDA approval or clearance (as may be applicable);

•
product recall or seizure;

•
partial suspension or total shutdown of production;

•
operating restrictions;

•
injunctions or consent decrees; and

•
civil or criminal prosecution.

Quantum-Si, any contract manufacturers, and some suppliers of components or device accessories would also be required to manufacture medical device products in compliance with current Good Manufacturing Practice requirements set forth in the QSR, unless explicitly exempted by regulation. The QSR requires a quality system for the design, manufacture, packaging, labeling, storage, installation and servicing of marketed devices, and includes extensive requirements with respect to quality management and organization, device design, buildings, equipment, purchase and handling of components or services, production and process controls, packaging and labeling controls, device evaluation, distribution, installation, complaint handling, servicing, and record keeping. The FDA evaluates compliance with the QSR through periodic unannounced inspections that may include registered manufacturing facilities. Following such inspections, FDA may issue reports known as Forms FDA 483 or Notices of Inspectional Observations, which list instances where the FDA inspector believes the manufacturer has failed to comply with applicable regulations and/or procedures. If the observations are sufficiently serious or the manufacturer fails to respond appropriately, the FDA may issue Warning Letters, which are notices of intended enforcement actions against the manufacturer, or Untitled Letters, which are used for less serious violations that may not rise to the level of regulatory significance, or it may take more significant administrative or legal action. For example, FDA can shut down manufacturing operations, require recalls of medical device products, refuse to approve new marketing applications for future products, initiate legal proceedings to detain or seize products, enjoin future violations, or assess civil and criminal penalties against a manufacturer or its officers or other employees.
In March 2020, a bipartisan group of U.S. Senate and House lawmakers formally introduced long-awaited legislation to reform the FDA’s authorities over medical devices that are also in vitro diagnostic products. The bill, called the Verifying Accurate, Leading-edge IVCT Development (VALID) Act, would codify into law the term “in vitro clinical test” (“IVCT”), to create new medical product category separate from medical devices that includes products currently regulated as IVDs as well as LDTs. The VALID Act would also create a new system for clinical laboratories and hospitals to use to submit their clinical tests electronically to the FDA for approval, which is aimed at reducing the amount of time it takes for the agency to approve such tests, and establish a new program to expedite the development of diagnostic tests that can be used to address a current unmet need for patients. It is unclear whether the VALID Act would be passed by Congress in its current form or signed into law by the President, although the legislation would not be expected to directly affect the business of Quantum-Si to design, develop, and market high-throughput protein sequence analyzers, as systems and instruments would not be impacted as significantly by this regulatory overhaul as individual clinical laboratory and diagnostic tests used in medical practice.
U.S. Fraud and Abuse Laws and Other Compliance Requirements
Successfully commercializing a medical device or technology depends not on only FDA approval, but also on broad health insurance or third party payor coverage. Government and private payors institute coverage criteria to ensure the appropriate utilization of products and services and to control costs. Limited third party payor coverage for a technology or procedure may limit adoption and commercial viability, while broader coverage supports optimal market uptake. Favorable coverage decisions by government payors like Medicare or Medicaid is critical because private payors typically follow the government’s lead regarding reimbursement. However, manufacturers whose technology is reimbursed by the government payors are subject to various U.S. federal and state laws pertaining to healthcare fraud and abuse. These laws can be implicated by inappropriate sales and marketing arrangements with healthcare providers. Many commonly accepted commercial practices are illegal in the healthcare industry and violations of these laws are punishable by criminal and civil sanctions, including, in some instances, exclusion from participation in U.S. federal and state healthcare programs, including Medicare and Medicaid.
Anti-kickback Laws.   The federal Anti-Kickback Statute prohibits persons from knowingly and willfully soliciting, receiving, offering or providing remuneration directly or indirectly to induce either the referral of an individual, or the furnishing, recommending, or arranging of a good or service, for which payment may be made under a federal healthcare program such as Medicare and Medicaid. The definition of “remuneration” has been broadly interpreted to include anything of value, including such items as gifts, discounts, the furnishing of supplies or equipment, credit arrangements, waiver of payments, and providing anything at less than its fair market value. The Anti-Kickback law is broadly interpreted and aggressively enforced with the result that beneficial commercial arrangements can be criminalized in the health care industry because of the Anti-Kickback law. The penalties for violating the federal Anti-Kickback Statute include imprisonment for up to ten years, fines of up to $100,000 per violation and possible exclusion from federal healthcare programs such as Medicare and Medicaid.
Federal False Claims Act.   The federal False Claims Act prohibits knowingly presenting, or causing to be presented a false claim or the knowing use of false statements or records to obtain payment from the federal government. When an entity is determined to have violated the False Claims Act, it must pay three times the actual damages sustained by the government, plus mandatory civil penalties of between $11,181 and $22,363 for each separate false claim. Suits filed under the False Claims Act, known as “qui tam” actions, can be brought by any individual on behalf of the government and such individuals (known as “relators” or, more commonly, as “whistleblowers”) may share in any amounts paid by the entity to the government in fines or settlement.
Federal Physician Self-Referral Law.   The Federal Physician Self-Referral Law, also referred to as the Stark Law, prohibits a physician (or an immediate family member of a physician) who has a financial relationship with an entity from referring patients to that entity for certain designated health services, including durable medical equipment and supplies, payable by Medicare, unless an exception applies. The Stark Law also prohibits such an entity from presenting or causing to be presented a claim to the Medicare program for such designated health services provided pursuant to a prohibited referral, and provides that certain collections related to any such claims must be refunded in a timely manner.
Civil Monetary Penalties Law.   The Civil Monetary Penalties Law, or CMPL, authorizes the imposition of substantial civil money penalties against an entity that engages in certain prohibited activities including but not limited to violations of the Stark Law or Anti-Kickback Statute, knowing submission of a false or fraudulent claim, employment of an excluded individual, and the provision or offer of anything of value to a Medicare or Medicaid beneficiary that the transferring party knows or should know is likely to influence beneficiary selection of a particular provider for which payment may be made in whole or part by a federal health care program, commonly known as the Beneficiary Inducement CMP.
State Analogs of Federal Fraud and Abuse Laws.   Many U.S. states have their own laws intended to protect against fraud and abuse in the health care industry and more broadly. In some cases these laws prohibit or regulate additional conduct beyond what federal law affects. Penalties for violating these laws can range from fines to criminal sanctions.
HIPAA.   The Health Insurance Portability and Accountability Act of 1996, as amended by the American Recovery and Reinvestment Act of 2009, and implementing regulations (“HIPAA”), created two new federal crimes: healthcare fraud and false statements relating to healthcare matters. The healthcare fraud statute prohibits knowingly and willfully executing a scheme to defraud any healthcare benefit program, including private payors. A violation of this statute is a felony and may result in fines, imprisonment or exclusion from government sponsored programs. The false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false, fictitious or fraudulent statement in connection with the delivery of or payment for healthcare benefits, items or services.
FCPA and Other Anti-Bribery and Anti-Corruption Laws.   The U.S. Foreign Corrupt Practices Act (“FCPA”) prohibits U.S. corporations and their representatives from offering, promising, authorizing or making payments to any foreign government official, government staff member, political party or political candidate in an attempt to obtain or retain business abroad. The scope of the FCPA would include interactions with certain healthcare professionals or organizations in many countries. Quantum-Si’s present and future business has been and will continue to be subject to various other U.S. and foreign laws, rules and/or regulations.
Physician Payment Sunshine Act.   Manufacturers of U.S. FDA-regulated devices reimbursable by federal healthcare programs are subject to the Physician Payment Sunshine Act, which requires manufacturers to track and annually report certain payments and other transfers of value made to U.S.-licensed physicians or U.S. teaching hospitals. Manufacturers are also required to report certain ownership interests held by physicians and their immediate family members. The law carries penalties of up to $1.15 million per year for violations, depending on the circumstances, and payments reported also have the potential to draw scrutiny on payments to and relationships with physicians, which may have implications under the Anti-Kickback Statute, Stark Law and other healthcare laws.
In addition, there has been a recent trend of increased federal and state regulation of payments and other transfers of value provided to healthcare professionals and entities. Similar to the federal law, certain states also have adopted marketing and/or transparency laws relevant to device manufacturers, some of which are broader in scope. Certain states also mandate that device manufacturers implement compliance programs. Other states impose restrictions on device manufacturer marketing practices and require tracking and reporting of gifts, compensation, and other remuneration to healthcare professionals and entities. The need to build and maintain a robust compliance program with different compliance and/or reporting requirements increases the possibility that a healthcare company may violate one or more of the requirements, resulting in fines and penalties.
U.S. and European Data Security and Data Privacy Laws
HIPAA, as well as a number of other federal and state privacy-related laws, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information” or “PHI”. HIPAA applies to health plans, healthcare providers who engage in certain standard healthcare transactions electronically, such as electronic billing, and healthcare clearinghouses, all of which are referred to as “covered entities” under HIPAA. State imposed health information privacy and security laws typically apply based on licensure, for example, licensed providers or licensed entities are limited in their ability to use and share health information.
Additionally, all states have enacted legislation protecting the privacy and security of “personal information” such as identifiable financial or health information, social security number and credit card information. These laws overlap and apply simultaneously with federal privacy and security requirements and regulated entities must comply with all of them. The California Consumer Privacy Act (“CCPA”) that went into effect January 1, 2020, is one of the most restrictive state privacy laws, protecting a wide variety of personal information and granting significant rights to California residents with respect to their personal information. In dealing with health information for the development of its technology or for commercial purposes, Quantum-Si will be indirectly affected by HIPAA and state-imposed health information privacy and security laws because these laws regulate the ability of Quantum-Si’s potential customers and research collaborators to share health information with Quantum-Si. Additionally, Quantum-Si must identify and comply with all applicable state laws for the protection of personal information with respect to employee information or other personal information that the company collects.
In the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of personal and patient data across the healthcare industry became stronger in May 2018. The EU General Data Protection Regulation, or GDPR, applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR sets out a number of requirements that must be complied with when handling the personal data of such European Union based data subjects including: providing expanded disclosures about how their personal data will be used; higher standards for organizations to demonstrate that they have obtained valid consent or have another legal basis in place to justify their data processing activities; the obligation to appoint data protection officers in certain circumstances; new rights for individuals to be “forgotten” and rights to data portability, as well as enhanced current rights (e.g., access requests); the principal of accountability and demonstrating compliance through policies, procedures, training and audit; and the new mandatory data breach regime. In particular, medical or health data, genetic data and biometric data where the latter is used to uniquely identify an individual are all classified as “special category” data under the GDPR and are afforded greater protection and require additional compliance obligations. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Quantum-Si may be subject to GDPR if it undertakes operations in the EU, offers products or services to individuals in the EU or monitors the behavior of individuals within the EU.
Quantum-Si could also be subject to evolving European Union laws on data export, for transfers of data outside the European Union to itself, group companies or third parties. The GDPR only permits exports of data outside the European Union to jurisdictions that ensure an adequate level of data protection. The United States has not been deemed to offer an adequate level of protection, so in order for Quantum-Si to transfer personal data from the EU to the United States, Quantum-Si must identify a legal basis for data transfer (e.g., the European Union Commission approved Standard Contractual Clauses). On July 16, 2020, the Court of Justice of the European Union or the CJEU, issued a landmark opinion in the case Maximilian Schrems vs. Facebook (Case C-311/18), called Schrems II. This decision (a) calls into question commonly relied upon data transfer mechanisms as between the European Union member states and the United States (such as the Standard Contractual Clauses) and (b) invalidates the EU-U.S. Privacy Shield on which many companies had relied as an acceptable mechanism for transferring such data from the EU to the United States. The CJEU is the highest court in Europe and the Schrems II decision heightens the burden on data importers to assess U.S. national security laws on their business and future actions of European Union data protection authorities are difficult to predict.
Further, the United Kingdom’s decision to leave the European Union, often referred to as Brexit, has created uncertainty with regard to data protection regulation in the United Kingdom. In particular, while the Data Protection Act of 2018 that “implements” and complements the GDPR achieved Royal Assent on May 23, 2018 and is now effective in the United Kingdom, it is still unclear whether transfer of data from the European Economic Area to the United Kingdom will remain lawful under GDPR.
Other Governmental Regulation
Quantum-Si is subject to laws and regulations related to the protection of the environment, the health and safety of employees and the handling, transportation and disposal of medical specimens, infectious and hazardous waste and radioactive materials. For example, the U.S. Occupational Safety and Health Administration, or OSHA, has established extensive requirements relating specifically to workplace safety for employers in the United States. This includes requirements to develop and implement multi-faceted programs to protect workers from exposure to blood-borne pathogens, including preventing or minimizing any exposure through needle stick injuries. For purposes of transportation, some biological materials and laboratory supplies are classified as hazardous materials and are subject to regulation by one or more of the following agencies: the U.S. Department of Transportation, the U.S. Public Health Service, the United

States Postal Service and the International Air Transport Association. We generally use third-party vendors to dispose of regulated medical waste, hazardous waste and radioactive materials that we may use during our research.
International Laws and Regulations for IVD Products
Whether or not Quantum-Si obtains FDA marketing authorized for a clinical diagnostic product in the future, it must still obtain the requisite approvals from regulatory authorities in non-U.S. countries prior to the marketing of any product for clinical diagnostic use in those countries. The regulations in other jurisdictions vary from those in the United States and may be easier or more difficult to satisfy and are subject to change. For example, the European Union, or EU, recently published new regulations that will result in greater regulation of medical devices and IVDs. This new IVD regulation (the “new IVD Regulation”) is significantly different from the European directive for in vitro diagnostic products (the “IVD Directive”) that it replaces in that it will ensure that the new requirements apply uniformly and on the same schedule across the member states, include a risk-based classification system and increase the requirements for conformity assessment. The new IVD Regulation must be fully implemented by May 2022, and it will increase the requirements for covered products and involve assessments done by a third party called a notified body.
Outside of the European Union, regulatory authorization needs to be sought on a country-by-country basis in order for Quantum-Si to market any clinical diagnostic products. Some countries have adopted medical device regulatory regimes, such as the Classification Rules for Medical Devices published by the Hong Kong Department of Health, the Health Sciences Authority of Singapore regulation of medical devices under the Health Products Act, and Health Canada’s risk classification system for invasive devices, among others, that incorporate IVD products like the FDA’s current system. Each country may have its own processes and requirements for IVD licensing, approval/clearance, and regulation, therefore requiring Quantum-Si to seek any regulatory approvals on a country-by-country basis.
Corporate Information
Quantum-Si was incorporated under the laws of the State of Delaware on June 24, 2013. Quantum-Si’s principal executive offices are located at 530 Old Whitfield Street, Guilford, Connecticut 06437, and its telephone number is (203) 458-7100.
Legal Proceedings
As of May 1, 2021, Quantum-Si was not a party to any material legal proceedings.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS
OF OPERATIONS OF QUANTUM-SI
The following discussion and analysis of the financial condition and results of operations of Quantum-Si Incorporated (for purposes of this section, “Quantum-Si,” “we,” “us” and “our”) should be read together with Quantum-Si’s audited financial statements as of and for the years ended December 31, 2020 and 2019, together with the related notes thereto, included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the section titled “Selected Historical Financial Information of Quantum-Si” and the pro forma financial information as of and for the year ended December 31, 2020 included in this proxy statement/prospectus. See “Unaudited Pro Forma Condensed Financial Information.” This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described under the heading “Risk Factors.” Actual results may differ materially from those contained in any forward-looking statements.
Overview
Quantum-Si is an innovative life sciences company with the mission of transforming single molecule analysis and democratizing its use by providing researchers and clinicians access to the proteome, the set of proteins expressed within a cell. We have developed a proprietary universal single molecule detection platform that we are first applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”), the ability to sequence proteins in a massively-parallel fashion (rather than sequentially, one at a time), and can be used for the study of nucleic acids. We believe that with the ability to sequence proteins in a massively parallel fashion and offer a simplified workflow with a faster turnaround time, NGPS has the potential to unlock significant biological information through improved resolution and unbiased access to the proteome at a speed and scale that is not available today. Traditionally, proteomic workflows to sequence proteins required days or weeks to complete. Our platform is designed to offer a single-day workflow including both sample preparation and sequencing. Our platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with our instruments. We intend to follow a systematic, phased approach to successfully launch and commercialize our platform, for research use only, in 2022, and have initiated our early access limited release to enable key thought leaders early access to our platform in 2021. We believe we are the first company to successfully enable NGPS on a semiconductor chip, thus digitizing a massive proteomics opportunity, which allows for a massively parallel solution at the ultimate level of sensitivity — single molecule detection.
We believe that our platform will offer a differentiated end-to-end workflow solution in a rapidly evolving proteomics tools market. Within our initial focus market of proteomics, our workflow will be designed to provide users a seamless opportunity to gain key insights into the immediate state of biological pathways and cell state. Our platform aims to address many of the key challenges and bottlenecks with legacy proteomic solutions, such as mass spectrometry (MS), which are complicated and often limited by manual sample preparation workflows, high instrument costs both in terms of acquisition and ownership and complexity with data analysis, which together prevent broad adoption. We believe our platform, which is designed to streamline sample preparation, sequencing, and data analysis at a lower instrument cost than legacy proteomic solutions, could allow our product to have wide utility across the study of the proteome. For example, our platform could be used for biomarker discovery and disease detection, pathway analysis, immune response, and vaccine development, among other applications.
We intend to follow a systematic, phased approach to successfully launch and commercialize our platform in 2022, and have initiated our early access limited release phase to enable key thought leaders early access to our platform in 2021.
COVID-19
In March 2020, the World Health Organization declared the global outbreak of COVID-19 to be a pandemic. We continue to closely monitor the recent developments surrounding the continued spread and potential resurgence of COVID-19. The COVID-19 pandemic has had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that Quantum-Si, other businesses, and governments are taking. Governmental mandates related to

COVID-19 or other infectious diseases, or public health crises, have impacted, and we expect them to continue to impact, our personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay our receipt of instruments, components and supplies from the third parties we rely on to, among other things, produce our products. Our suppliers have been impacted by the COVID-19 pandemic, and we have experienced supply delays for critical hardware, instrumentation and medical and testing supplies that we use for product development, as these other components and supplies are otherwise diverted to COVID-19-related testing and other uses. The COVID-19 pandemic has also had an adverse effect on our ability to attract, recruit, interview and hire at the pace we would typically expect to support our rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to Quantum-Si’s business and operations, such as additional workplace safety measures, Quantum-Si’s product development plans may be delayed, and Quantum-Si may incur further costs in bringing its business and operations into compliance with changing or new laws, regulations, and policies. In addition, the development and commercialization of our products could be adversely affected by reductions in capacity or shutdowns of laboratories and other institutions as well as other impacts stemming from the COVID-19 pandemic, such as reduced or delayed spending on instruments or consumables as a result of such shutdowns and delays before re-opened laboratories and institutions resume previous levels of research activities that require new purchases of our instruments or consumables; as well as decreases in government funding of research and development; and changes in the amount of funds allocated to different areas of research, that have the effect of increasing the length of the funding process or the impact of the COVID-19 pandemic on our potential customers and their funding sources. Refer to “Risk Factors” included elsewhere in this proxy statement/prospectus for more information. We are unable to predict the full impact that the COVID-19 pandemic will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, the actions that may be taken by government authorities across the United States. However, COVID-19 is not expected to result in any significant changes in costs going forward. We will continue to monitor the performance of our business and reassess the impacts of COVID-19.
Factors Affecting Results of Operations
The following factors have been important to our business and we expect them to impact our results of operations and financial condition in future periods:
Commercialization of our product
Our mission is to democratize single molecule proteomic analysis by providing a full workflow of solutions at an affordable cost. We intend to follow a systematic and phased approach to successfully launch and commercialize our platform in 2022. We have initiated our early access limited release phase to first enable key thought leaders with early access to our platform in 2021. We believe this approach will allow us to introduce our platform in a structured manner to demonstrate its use, value and practicality, while working directly with our key potential customers, to help ensure a positive experience. We expect to rapidly build out our commercial and operational infrastructure to sell and support our product as we launch and commercialize our technology. We also have manufacturing partnerships that we believe will allow us to rapidly expand our capacity, with the ability to create new manufacturing lines to meet potential customer demand. As we continue to get our product ready for commercialization, we expect to incur substantial expenses in the near term which are not expected to recur in the long term.
Technical innovation
We have developed our device through investing in extensive research, development, testing, and technical analysis. We aim to continually innovate and develop new products, product enhancements, applications, workflows, and other tools to enable our customers to generate unbiased proteomic information at scale. We have developed a detailed product roadmap to further increase the capacity of our semiconductor chips and improvements to chemistry to increase accuracy, coverage, and speed which may expand applications. Our existing roadmap also includes plans to “scale up” with higher throughput instruments as well “scale down” with a lower throughput, yet more cost-effective instrument, all of which are based on our same core semiconductor chip. We expect to continue to drive innovation both through internal research and development projects as well as through partnership and collaborations with our customers and key industry thought leaders. Although we expect these activities will increase our research and development expenses, we believe that these investments will contribute to our long-term growth and we expect it to positively impact our results of operations in the future.
Brand awareness and market development
We continue to invest in market development activities to increase awareness of the importance of the proteome and the strengths of our platform. We believe our platform has the capability to enable users to generate significant amounts of proteomic information at speed, scale, and simplicity. We plan to continue to invest in market development activities and partnerships to increase awareness of the importance and utility of proteomics to expand and accelerate demand for our products.
Description of Certain Components of Financial Data
Research and development
Research and development (“R&D”) expenses primarily consist of personnel costs and benefits, stock-based compensation, lab supplies, consulting and professional fees, fabrication services, and other outsourced expenses. Most of our research and development expenses are related to developing new products and services. Consulting expenses are related to general development activities. Fabrication services include certain third-party engineering costs. Research and development expenses are expensed as incurred. Research and development expenses are expected to increase in absolute dollars as we plan to increase our R&D efforts related to our product development as we near commercialization of our products.
General and administrative
General and administrative expenses primarily consist of personnel costs and benefits, stock-based compensation, patent and filing fees, facilities costs, depreciation expense, office expenses and outside services. Outside services consist of professional services, legal and other professional fees. We expect that general and administrative expenses will increase in absolute dollars as we continue product development, and with the additional costs incurred as a result of operating as a public company, including accounting, human resources, legal, insurance and investor relations costs.
Sales and marketing
Sales and marketing expenses primarily consist of personnel costs and benefits, stock-based compensation as well as consulting, product advertising and marketing. We expect sales and marketing expenses to increase in absolute dollars as we near our commercial launch date (expected in 2022). Our sales and marketing expenses will also increase in the near term as we build out internal sales and marketing teams, promote our brand through marketing and advertising initiatives and expand our market presence.
Interest income
Interest income primarily consists of interest earned on our cash equivalents, which consist of a commercial money market account.
Other expense, net
Other expense, net primarily consists of realized gains and losses on trade payables denominated in foreign currencies as well as interest expenses.
Provision for income taxes
We utilize the asset and liability method of accounting for income taxes where deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized. We recorded a full valuation allowance as of December 31, 2020 and 2019. Based on the available evidence, we believe that it is more likely than not that it will be unable to utilize all of its deferred tax assets in the future.
On March 27, 2020, the CARES Act was enacted which included provisions related to net operating loss (“NOL”) carryovers and carrybacks. The CARES Act amended the NOL carryback rules by allowing NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 to be carried back to each of the 5 years preceding the year of the loss to generate a refund of previously paid income taxes. In addition, the CARES Act temporarily removed the 80% limitation under which NOLs generated post-2017 could be used to offset no more than 80% of taxable income, and allows for full use of such NOLs for tax years before January 1, 2021. We evaluated the relevant provisions of the CARES Act and determined that we do not expect to recognize any benefit related to these provisions due to the net operating losses in the current year and all prior years. Therefore, there are no income tax effects to be recognized in the financial statements for the year ended December 31, 2020.
Results of Operations
The following is a discussion of our results of operations for the years ended December 31, 2020 and 2019, and our accounting policies are described in Note 2 in our financial statements included elsewhere in this proxy statement/prospectus.
	Year Ended December 31,		Change
(in thousands, except for % change)	2020	2019	$	%
Operating expenses:
Research and development	$27,555	$28,102	$(547)	(1.9)%
General and administrative	7,984	7,884	100	1.3%
Sales and marketing	1,152	634	518	81.7%
Total operating expenses	36,691	36,620	71	0.2%
Loss from operations	(36,691)	(36,620)	(71)	0.2%
Interest income	104	833	(729)	(87.5)%
Other expense, net	(26)	(5)	(21)	420.0%
Loss before income taxes	(36,613)	(35,792)	(821)	2.3%
Provision for income taxes	—	—	—	—
Net loss and comprehensive loss	$(36,613)	$(35,792)	$(821)	2.3%
Comparison of the Years Ended December 31, 2020 and 2019
Research and development
	Year Ended December 31,		Change
(in thousands, except for % changes)	2020	2019	$	%
Research and development	$27,555	$28,102	$(547)	(1.9)%
Research and development expenses decreased by $0.5 million, or 1.9%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was primarily driven by a decrease in stock-based compensation of $0.9 million and spending on lab supplies, test boards and equipment of $0.2 million partially offset by increased costs for fabrication related services of $0.6 million.
Research and development costs by expense type were as follows:

	Year Ended December 31,
(in thousands)	2020	2019
Personnel	$14,081	$14,666
Consulting	725	819
Fabrication	6,215	5,623
Lab supplies	2,250	2,350
Outsourcing	3,235	3,224
Other	1,049	1,420
Total research and development expenses	$27,555	$28,102
General and administrative
	Year Ended December 31,		Change
(in thousands, except for % changes)	2020	2019	$	%
General and administrative	$7,984	$7,884	$100	1.3%
General and administrative expenses increased by $0.1 million, or 1.3%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increased costs for outside services such as legal, accounting, and other professional fees.
Sales and marketing
	Year Ended December 31,		Change
(in thousands, except for % changes)	2020	2019	$	%
Sales and marketing	$1,152	$634	$518	81.7%
Sales and marketing expenses increased by $0.5 million, or 81.7%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by increased personnel costs of $0.3 million and marketing and professional fees of $0.2 million as a result of an increase in market research studies for the upcoming commercialization of our product.
Interest income
	Year Ended December 31,		Change
(in thousands, except for % changes)	2020	2019	$	%
Interest income	$104	$833	$(729)	(87.5)%
Interest income decreased by $0.7 million, or 87.5%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This decrease was driven by lower average cash balances and lower interest rates in 2020.
Other expense, net
	Year Ended December 31,		Change
(in thousands, except for % changes)	2020	2019	$	%
Other expense, net	$(26)	$(5)	$(21)	420.0%
Other expense, net increased by $0.02 million, or 420.0%, for the year ended December 31, 2020 compared to the year ended December 31, 2019. This increase was primarily driven by interest expense and realized foreign currency losses.

Liquidity and Capital Resources
Since our inception, we have generated no revenue and have funded our operations primarily with proceeds from the issuance of equity to private investors. As a result, we have incurred a significant cash burn and recurring net losses since our inception, which includes a net loss of $36.6 million and $35.8 million for the years ended December 31, 2020 and 2019, respectively, and an accumulated deficit of $172.2 million and $135.6 million, as of December 31, 2020 and 2019, respectively. We expect to continue to incur a significant cash burn and recurring net losses for the foreseeable future until such time that we can successfully commercialize our products that are currently under development. However, we can provide no assurance that such products will be successfully developed and commercialized in the future.
Management anticipates we will be able to raise additional capital needed to sustain our operations and meet our obligations as they become due over the next twelve months upon consummation of the proposed Business Combination with HighCape. However, we can provide no assurance the proposed Business Combination will be successfully consummated, or that enough capital will be received to fund our operations over the next twelve months. If the proposed Business Combination is not successfully consummated or enough capital received, we will have to seek other sources of capital, or pursue other strategic alternatives, which could include, among other things, a significant reduction in our current cost structure, a significant reduction in our product development strategy, a sale of our business, or a filing of insolvency or cessation of our operations.
We expect to continue to incur net losses as we continue to invest in research and development of our products. Our ability to access capital when needed is not assured and, if capital is not available when, and in the amounts needed, we could be required to delay, scale back or abandon some or all of our development programs and other operations which could materially harm our operations, financial condition and operating results. Because of this uncertainty, there is substantial doubt about our ability to continue as a going concern for at least 12 months from the date of this proxy statement/prospectus. We expect to commercialize our product in 2022. During the ramp up to commercialization, the business will require an accelerated amount of spending to enhance the sales and marketing teams, continue to drive development, and build inventory. Other factors to consider that could accelerate cash needs include: (i) delays in achieving scientific and technical milestones; (ii) unforeseen capital expenditures and fabrication costs related to commercialization; (iii) changes we may make in our business or commercialization strategy; (iv) the impact of the COVID-19 pandemic; (v) costs of running a public company and (vi) other items affecting our forecasted level of expenditures and use of cash resources including potential acquisitions. While we believe the funds to be raised in the Business Combination, including the $425.0 million in gross proceeds expected from the PIPE Financing subject to the Closing of the Business Combination, will alleviate the conditions that raise substantial doubt, it is not expected that such doubt can be alleviated prior to the consummation of the Business Combination. For more information on the Business Combination refer to “The Business Combination Proposal” included elsewhere in this proxy statement/prospectus.
Upon successful consummation of the Business Combination, we expect that the funds raised in connection with the transaction and cash flows from operations will be sufficient to meet our liquidity, capital expenditures, and any anticipated working capital requirements and fund our operations for at least the next 12 months. We expect to use the funds raised in connection with the Business Combination to further invest into the development of our products and for other operating expenses.
Cash
As of December 31, 2020, we had cash and cash equivalents of $36.9 million. Our future capital requirements may vary from those currently planned and will depend on various factors including the timing of product commercialization. If we need additional funds and are unable to obtain funding on a timely basis, we may need to significantly curtail our product development efforts to provide sufficient funds to continue our operations, which could adversely affect our business prospects.

Cash flows
The following table summarizes our cash flows for the periods indicated:
	Year Ended December 31,
In thousands	2020	2019
Net cash (used in) provided by:
Net cash used in operating activities	$(32,573)	$(30,708)
Net cash used in investing activities	(461)	(1,241)
Net cash provided by financing activities	37,014	18,217
Net increase (decrease) in cash and cash equivalents	$3,980	$(13,732)
Net cash used in operating activities
Net cash flows used in operating activities represent the cash receipts and disbursements related to our activities other than investing and financing activities. We expect cash provided by financing activities will continue to be our primary source of funds to support operating needs and capital expenditures for the foreseeable future.
The net cash used in operating activities of $32.6 million for the year ended December 31, 2020 was due primarily to a net loss of $36.6 million, offset by net cash inflows from changes in operating assets and liabilities of $1.2 million and adjustments for stock-based compensation expense of $1.9 million, and depreciation and amortization of $0.9 million. The net cash inflow from operating assets and liabilities was primarily due to a decrease in amounts due from related parties of $0.2 million, a decrease in other assets — related party of $0.3 million, an increase in accounts payable of $0.6 million, and an increase in accrued expenses and other current liabilities of $0.4 million, partially offset by an increase in prepaid expenses and other current assets of $0.2 million.
The net cash used in operating activities of $30.7 million for the year ended December 31, 2019 was due primarily to a net loss of $35.8 million, partially offset by net cash inflow from changes in operating assets and liabilities of $1.1 million, adjustments for stock-based compensation expense of $2.7 million and depreciation and amortization of $0.8 million. The net cash inflow from operating assets and liabilities was primarily due to an increase in accounts payable of $0.2 million, an increase in accrued expenses and other current liabilities of $0.6 million, a decrease in prepaid expenses and other current assets of $0.2 million, a decrease in amounts due from related parties of $0.6 million, partially offset by a decrease in amounts due to related parties of $0.4 million.
Net cash used in investing activities
The net cash used in investing activities of $0.5 million in the year ended December 31, 2020 was due to purchases of fixed assets.
The net cash used in investing activities of $1.2 million in the year ended December 31, 2019 was due to purchases of fixed assets.
Net cash provided by financing activities
The net cash provided by financing activities of $37.0 million in the year ended December 31, 2020 was primarily from proceeds of $35.3 million from the issuance of Series E convertible preferred stock and $1.7 million in proceeds from the issuance of notes payable under the PPP loan program.
The net cash provided by financing activities of $18.2 million in the year ended December 31, 2019 was primarily from proceeds of $18.2 million from the issuance of Series E convertible preferred stock.

Contractual Obligations
As of December 31, 2020, our contractual obligations were as follows:
(in thousands)	Total	< 1 Year	1 – 3 Years	3 – 5 Years	> 5 Years
Notes payable	$1,749	—	$1,749	—	—
Total	$1,749	—	$1,749	—	—
Notes payable
As of December 31, 2020, we owe $1.7 million under the PPP. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The term of the PPP loan is for a maximum term of five years. The interest rate on the PPP loan is 1% per annum. The loans and accrued interest are forgivable as long as the borrower uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. Subject to and following the Closing of the Business Combination, we intend to repay the loan in full.
We have no other material contractual obligations as of December 31, 2020.
Licenses related to certain intellectual property
We license certain intellectual property, some of which may be utilized in our current or future product offerings. To preserve the right to use such intellectual property there are annual minimum fixed royalty payments of approximately $0.2 million. Such payments are not a contractual binding obligation. Once we commercialize and begin to generate revenue, there will be royalties based on the current anticipated utilization.
Critical Accounting Policies and Significant Judgments and Estimates
The discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.
While our significant accounting policies are described in more detail in Note 2 in our financial statements included elsewhere in this proxy statement, we believe that the following accounting policies are those most critical to the judgments and estimates used in the preparation of our financial statements.
Stock-based compensation
The fair values of stock option grants are estimated using a Black-Scholes option-pricing model. Key inputs and assumptions include the expected term of the option, stock price volatility, risk-free interest rate, dividend yield, stock price and exercise price. Many of the assumptions require significant judgment and any changes could have a material impact in the determination of stock-based compensation expense.
Key assumptions used to value option grants were as follows:
•
Risk-free interest rate:   The risk-free interest rate for periods within the expected term of the awards is based on the U.S. Treasury yield curve in effect at the time of the grant.

•
Expected dividend yield:   We have never declared or paid any cash dividends and do not expect to pay any cash dividends in the foreseeable future.

•
Expected term:   For employee awards, we calculate the expected term using the “simplified” method, which is the simple average of the vesting period and the contractual term. For nonemployee awards the contractual term is used.

•
Expected volatility:   We determined expected annual equity volatility to be 70% based on the historical volatility of guideline public companies.

Stock options granted to nonemployees are accounted for based on their fair value on the measurement date using the Black-Scholes option-pricing model. Through December 31, 2019, stock options granted to nonemployees were subject to periodic revaluation over their vesting terms. Beginning January 1, 2020 the treatment of grants to nonemployees was aligned with those granted to employees in accordance with ASU 2018-07. For further information, refer to Note 2 in our financial statements included elsewhere in this proxy statement/prospectus.
Recent accounting pronouncements
A description of recently issued accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 in our financial statements included elsewhere in this proxy statement/prospectus.
Quantitative and Qualitative Disclosures About Market Risk
We are exposed to market risks in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily the result of interest rate fluctuations.
Interest rate risk
Our cash and cash equivalents as of December 31, 2020 and 2019 of $36.9 million and $32.9 million, respectively, included $36.0 million and $31.9 million, respectively, in money market funds. Such interest-earning instruments carry a degree of interest rate risk. The goals of our investment policy are liquidity and capital preservation; we do not enter into investments for trading or speculative purposes. We believe that we do not have any material exposure to changes in the fair value of these assets as a result of changes in interest rates due to the short-term nature of our cash and cash equivalents. We do not believe that a hypothetical 10% change in interest rates would have a material effect on our cash flows and operating results.

DESCRIPTION OF NEW QUANTUM-SI SECURITIES
As a result of the Business Combination, the HighCape stockholders and the Quantum-Si stockholders who receive shares of New Quantum-Si Class A common stock or New Quantum-Si Class B common stock in the transactions will become New Quantum-Si stockholders. Your rights as New Quantum-Si stockholders will be governed by Delaware law and the Proposed Charter and New Quantum-Si Bylaws. The following description of the material terms of New Quantum-Si’s securities reflects the anticipated state of affairs upon completion of the Business Combination.
In connection with the Business Combination, HighCape will amend and restate its Current Charter and Bylaws. The following summary of the material terms of New Quantum-Si’s securities following the Business Combination is not intended to be a complete summary of the rights and preferences of such securities. The full text of the Proposed Charter and the New Quantum-Si Bylaws are attached as Annex B and Annex C, respectively, to this proxy statement/prospectus. You are encouraged to read the applicable provisions of Delaware law, the Proposed Charter and the New Quantum-Si Bylaws in their entirety for a complete description of the rights and preferences of New Quantum-Si securities following the Business Combination.
Authorized and Outstanding Capital Stock
The Proposed Charter authorizes the issuance of 628,000,000 shares, of which 600,000,000 shares will be shares of New Quantum-Si Class A common stock, par value $0.0001 per share, 27,000,000 shares will be shares of New Quantum-Si Class B common stock, par value $0.0001 per share, and 1,000,000 shares will be shares of New Quantum-Si preferred stock, par value $0.0001 per share.
As of May 10, 2021, the record date for the Special Meeting, HighCape had approximately        shares of HighCape Class A common stock and       shares of HighCape Class B common stock outstanding. HighCape also has issued 3,968,333 warrants, consisting of 3,833,333 public warrants and 135,000 private placement warrants, and          units outstanding. After giving effect to the Business Combination and the PIPE Financing, based on an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021, New Quantum-Si will have 116,809,512 shares of New Quantum-Si Class A common stock outstanding (assuming no redemptions) and 19,862,500 shares of New Quantum-Si Class B common stock outstanding (assuming no redemptions).
New Quantum-Si Common Stock
New Quantum-Si Class A Common Stock
Voting Rights
Holders of New Quantum-Si Class A common stock will be entitled to cast one vote per New Quantum-Si Class A share. Generally, holders of all classes of New Quantum-Si common stock vote together as a single class, and an action is approved by New Quantum-Si stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of New Quantum-Si Class A common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, each voting separately as a class, holders of New Quantum-Si Class A common stock will share ratably (based on the number of shares of New Quantum-Si Class A common stock held), together with each holder of New Quantum-Si Class B common stock, if and when any dividend is declared by the New Quantum-Si Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Quantum-Si Class A common stock with respect to the payment of dividends.

Liquidation, Dissolution and Winding Up
On the liquidation, dissolution, distribution of assets or winding up of New Quantum-Si, each holder of New Quantum-Si Class A common stock, together with each holder of New Quantum-Si Class B common stock, will be entitled, pro rata on a per share basis, to all assets of New Quantum-Si of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Quantum-Si then outstanding and unless disparate or different treatment of the shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, each voting separately as a class.
Other Matters
Holders of shares of New Quantum-Si Class A common stock do not have subscription, redemption or conversion rights. Upon completion of the Business Combination, all the outstanding shares of New Quantum-Si Class A common stock will be validly issued, fully paid and non-assessable.
New Quantum-Si Class B Common Stock
Voting Rights
Holders of New Quantum-Si Class B common stock will be entitled to cast 20 votes per share of New Quantum-Si Class B common stock. Generally, holders of all classes of New Quantum-Si common stock vote together as a single class, and an action is approved by New Quantum-Si stockholders if a majority of votes cast affirmatively or negatively on the action are cast in favor of the action, while directors are elected by a plurality of the votes cast. Holders of New Quantum-Si Class B common stock will not be entitled to cumulate their votes in the election of directors.
Dividend Rights
With limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, each voting separately as a class, holders of New Quantum-Si Class B common stock will share ratably (based on the number of shares of New Quantum-Si Class B common stock held), together with each holder of New Quantum-Si Class A common stock, if and when any dividend is declared by the New Quantum-Si Board out of funds legally available therefor, subject to restrictions, whether statutory or contractual (including with respect to any outstanding indebtedness), on the declaration and payment of dividends and to any restrictions on the payment of dividends imposed by the terms of any outstanding preferred stock or any class or series of stock having a preference over, or the right to participate with, the New Quantum-Si Class B common stock with respect to the payment of dividends.
Optional Conversion
Holders of New Quantum-Si Class B common stock will have the right to convert shares of their New Quantum-Si Class B common stock into fully paid and non-assessable shares of New Quantum-Si Class A common stock, on a one-to-one basis, at the option of the holder at any time upon written notice to New Quantum-Si.
Mandatory Conversion
Holders of New Quantum-Si Class B common stock will have their New Quantum-Si Class B common stock automatically converted into New Quantum-Si Class A common stock, on a one-to-one basis, upon the occurrence of any of the events described below:
(1)
Any sale, assignment, transfer, conveyance, hypothecation, or other transfer or disposition, directly or indirectly, of any New Quantum-Si Class B common stock or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation, or otherwise), including, without limitation the transfer of a share of New Quantum-Si Class B common stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, voting control over such share by proxy or otherwise, other than a permitted transfer.
(2)
Upon the first date on which Dr. Rothberg, together with all other qualified stockholders, collectively cease to beneficially own at least 20% of the number of New Quantum-Si Class B common stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination, or recapitalization of the New Quantum-Si Class B common stock) collectively beneficially owned by Dr. Rothberg and permitted transferees of New Quantum-Si Class B common stock as of the Effective Time.

(3)
Upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class.

Liquidation Rights
On the liquidation, dissolution, distribution of assets or winding up of New Quantum-Si, each holder of New Quantum-Si Class B common stock, together with each holder of New Quantum-Si Class A common stock, will be entitled, pro rata on a per share basis, to all assets of New Quantum-Si of whatever kind available for distribution to the holders of common stock, subject to the designations, preferences, limitations, restrictions and relative rights of any other class or series of preferred stock of New Quantum-Si then outstanding and unless disparate or different treatment of the shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, each voting separately as a class.
Preferred Stock
The Proposed Charter provides that the New Quantum-Si Board has the authority, without action by the stockholders, to designate and issue shares of preferred stock in one or more classes or series, and the number of shares constituting any such class or series, and to fix the voting powers, designations, preferences, limitations, restrictions and relative rights of each class or series of preferred stock, including, without limitation, dividend rights, dividend rates, conversion rights, exchange rights, voting rights, rights and terms of redemption, dissolution preferences, and treatment in the case of a merger, business combination transaction, or sale of New Quantum-Si’s assets, which rights may be greater than the rights of the holders of the common stock. There will be no shares of preferred stock outstanding immediately upon consummation of the Business Combination.
The purpose of authorizing the New Quantum-Si Board to issue preferred stock and determine the rights and preferences of any classes or series of preferred stock is to eliminate delays associated with a stockholder vote on specific issuances. The simplified issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of New Quantum-Si outstanding voting stock. Additionally, the issuance of preferred stock may adversely affect the holders of New Quantum-Si common stock by restricting dividends on the New Quantum-Si common stock, diluting the voting power of the New Quantum-Si common stock or subordinating the dividend or liquidation rights of the New Quantum-Si common stock. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of New Quantum-Si common stock.
Unvested Stock Options
At the Effective Time, each outstanding option to purchase shares of Quantum-Si common stock (a “Quantum-Si option”) that is outstanding and unexercised, whether or not then vested or exercisable, will be assumed by New Quantum-Si and will be converted into an option to acquire shares of New Quantum-Si Class A common stock with the same terms and conditions as applied to the Quantum-Si option immediately prior to the Effective Time provided that the number of shares underlying such New Quantum-Si option will be determined by multiplying the number of shares of Quantum-Si common stock subject to such option immediately prior to the Effective Time by the Exchange Ratio rounded down to the nearest whole number of shares, and the per share exercise price of such New Quantum-Si option will be determined by dividing the per share exercise price immediately prior to the Effective Time by the Exchange Ratio and rounding up to the nearest whole cent.
As of May 1, 2021, Quantum-Si had outstanding options to purchase 9,678,892 shares of its common stock, with a weighted average exercise price of $2.32 per share.
Unvested Restricted Stock Units
At the Effective Time, each outstanding restricted stock unit (“RSU”) to receive shares of Quantum-Si common stock upon satisfaction of vesting conditions (“Quantum-Si RSU”) that is outstanding will be assumed by New Quantum-Si and will be converted into a RSU to receive shares of New Quantum-Si Class A common stock with the same terms and conditions as applied to the Quantum-Si RSU immediately prior to the Effective Time, provided that the number of shares of New Quantum-Si underlying each RSU will be determined by multiplying the number of shares of Quantum-Si common stock subject to such RSU immediately prior to the Effective Time by the Exchange Ratio, rounded down to the nearest whole number of shares.
Public Stockholders’ Warrants
There are currently outstanding an aggregate of 3,833,333 warrants, which, following the consummation of the Business Combination, will entitle the holder to acquire New Quantum-Si Class A common stock. Each whole warrant will entitle the registered holder to purchase one share of New Quantum-Si Class A common stock at an exercise price of $11.50 per share, subject to adjustment as discussed below, beginning the later of 30 days after the Closing and 12 months from the closing of our initial public offering, which occurred on September 9, 2020. A holder may exercise its warrants only for a whole number of shares of New Quantum-Si Class A common stock. This means only a whole warrant may be exercised at a given time by a warrant holder. No fractional warrants will be issued upon separation of the units and only whole warrants will trade. Accordingly, unless holder has at least three units, such holder will not be able to receive or trade a whole warrant. The warrants will expire five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
Redemption of Warrants for Cash
Once the warrants become exercisable, New Quantum-Si may call the warrants for redemption for cash:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of the common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before New Quantum-Si sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by New Quantum-Si for cash, New Quantum-Si may exercise its redemption right even if New Quantum-Si is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
New Quantum-Si has established the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the warrant exercise price. If the foregoing conditions are satisfied and New Quantum-Si issues a notice of redemption of the warrants, each warrant holder will be entitled to exercise his, her or its warrant prior to the scheduled redemption date. However, the price of the New Quantum-Si Class A common stock may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) as well as the $11.50 warrant exercise price after the redemption notice is issued.
Redemption procedures and cashless exercise
If New Quantum-Si calls the warrants for redemption as described above, New Quantum-Si’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do soon a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” New Quantum-Si’s management will consider, among other factors, New Quantum-Si’s cash position, the number of warrants that are outstanding and the dilutive effect on New Quantum-Si’s stockholders of issuing the maximum number of shares of New Quantum-Si Class A common stock issuable upon the exercise of its warrants. If New Quantum-Si management takes advantage of this option, all holders of warrants would pay the exercise price by surrendering their warrants for that number of shares of New Quantum-Si Class A common stock equal to the quotient obtained by dividing (x) the product of the number of New Quantum-Si Class A common stock underlying the warrants, multiplied by the excess of the “fair market value” of the New Quantum-Si Class A common stock (defined below) over the exercise price of the warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the New Quantum-Si Class A common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants. If the New Quantum-Si management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of shares of New Quantum-Si Class A common stock to be received upon exercise of the warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. New Quantum-Si believes this feature is an attractive option to New Quantum-Si if New Quantum-Si does not need the cash from the exercise of the warrants after New Quantum-Si’s initial business combination. If New Quantum-Si calls the New Quantum-Si warrants for redemption and New Quantum-Si’s management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above that other warrant holders would have been required to use had all warrant holders been required to exercise their warrants on a cashless basis, as described in more detail below.
A holder of a warrant may notify New Quantum-Si in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the warrant agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the New Quantum-Si Class A common stock outstanding immediately after giving effect to such exercise.
If the number of outstanding shares of New Quantum-Si Class A common stock is increased by a share capitalization payable in shares of New Quantum-Si Class A common stock, or by a split-up of common stock or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of shares of New Quantum-Si Class A common stock issuable on exercise of each warrant will be increased in proportion to such increase in the outstanding shares of common stock. A rights offering to holders of common stock entitling holders to purchase New Quantum-Si Class A common stock at a price less than the fair market value will be deemed a share capitalization of a number of shares of New Quantum-Si Class A common stock equal to the product of (i) the number of shares of New Quantum-Si Class A common stock actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for New Quantum-Si Class A common stock) and (ii) the quotient of (x) the price per share of New Quantum-Si Class A common stock paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for shares of New Quantum-Si Class A common stock, in determining the price payable for New Quantum-Si Class A common stock, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted average price of shares of New Quantum-Si Class A common stock as reported during the ten (10) trading day period ending on the trading day prior to the first date on which the New Quantum-Si Class A common stock trades on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.

In addition, if New Quantum-Si, at any time while the warrants are outstanding and unexpired, pays a dividend or make a distribution in cash, securities or other assets to the holders of New Quantum-Si Class A common stock on account of such New Quantum-Si Class A common stock (or other securities into which the warrants are convertible), other than (a) as described above, (b) certain ordinary cash dividends, (c) to satisfy the redemption rights of the holders of Class A common stock in connection with a proposed initial business combination, or (d) in connection with the redemption of New Quantum-Si’s public shares upon New Quantum-Si’s failure to complete the New Quantum-Si initial business combination, then the warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each share of New Quantum-Si Class A common stock in respect of such event. If the number of outstanding shares of New Quantum-Si Class A common stock is decreased by a consolidation, combination, reverse share split or reclassification of New Quantum-Si Class A common stock or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of shares of New Quantum-Si Class A common stock issuable on exercise of each warrant will be decreased in proportion to such decrease in outstanding share of New Quantum-Si Class A common stock.
Whenever the number of shares of New Quantum-Si Class A common stock purchasable upon the exercise of the warrants is adjusted, as described above, the warrant exercise price will be adjusted by multiplying the warrant exercise price immediately prior to such adjustment by a fraction (x) the numerator of which will be the number of shares of New Quantum-Si Class A common stock purchasable upon the exercise of the warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of shares of New Quantum-Si Class A common stock so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding New Quantum-Si Class A common stock (other than those described above or that solely affects the par value of such New Quantum-Si Class A common stock), or in the case of any merger or consolidation of New Quantum-Si with or into another corporation (other than a consolidation or merger in which New Quantum-Si is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding New Quantum-Si Class A common stock), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of New Quantum-Si as an entirety or substantially as an entirety in connection with which New Quantum-Si is dissolved, the holders of the warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in the warrants and in lieu of the New Quantum-Si Class A common stock immediately theretofore purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of shares of New Quantum-Si Class A common stock or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holder of the warrants would have received if such holder had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of New Quantum-Si Class A common stock in such a transaction is payable in the form of New Quantum-Si Class A common stock in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the warrant properly exercises the warrant within thirty days following public disclosure of such transaction, the warrant exercise price will be reduced as specified in the warrant agreement based on the warrant value (as defined in the warrant agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the warrants when an extraordinary transaction occurs during the exercise period of the warrants pursuant to which the holders of the warrants otherwise do not receive the full potential value of the warrants.
The warrants will be issued in registered form under a warrant agreement between Continental Stock Transfer & Trust Company, as warrant agent, and New Quantum-Si. The warrant agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, a majority of the then outstanding private placement warrants. You should review a copy of the warrant agreement, which will be filed as an exhibit to the registration statement of which this prospectus is a part, for a complete description of the terms and conditions applicable to the warrants.

The warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the warrant agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to New Quantum-Si, for the number of warrants being exercised. The warrant holders do not have the rights or privileges of holders of common stock and any voting rights until they exercise their warrants and receive New Quantum-Si Class A common stock. After the issuance of New Quantum-Si Class A common stock upon exercise of the warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by stockholders. No fractional shares will be issued upon exercise of the warrants. If, upon exercise of the warrants, a holder would be entitled to receive a fractional interest in a share, New Quantum-Si will, upon exercise, round down to the nearest whole number the number of shares of New Quantum-Si Class A common stock to be issued to the warrant holder.
Registration Rights
As soon as practicable, but not less than fifteen (15) business days after the closing of the business combination New Quantum-Si will file a registration statement with the SEC for the registration of the Class A common stock issuable upon exercise of the warrants, cause such registration statement to become effective and maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the warrants, five years after the completion of the Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of the business combination, warrant holders may, until such time as there is an effective registration statement and during any period when New Quantum-Si has failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act or another exemption.
Private Placement Warrants
The private placement warrants (including the New Quantum-Si Class A common stock issuable upon exercise of the private placement warrants) will not be transferable, assignable or salable until thirty (30) days after the Closing (except in limited circumstances) and they will not be redeemable by New Quantum-Si for cash so long as they are held by the initial stockholders or their permitted transferees. The initial purchasers of the private placement warrants, or their permitted transferees, have the option to exercise the private placement warrants on a cashless basis. Except as described in this section, the private placement warrants have terms and provisions that are identical to those of the warrants sold in the initial public offering, including that they may be redeemed for shares of New Quantum-Si Class A common stock. If the private placement warrants are held by holders other than the initial purchasers thereof or their permitted transferees, the private placement warrants will be redeemable by New Quantum-Si and exercisable by the holders on the same basis as the warrants included in the units being sold in the initial public offering.
Exclusive Forum
The Proposed Charter provides that, to the fullest extent permitted by law, unless New Quantum-Si otherwise consents in writing, the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, by the sole and exclusive forum for any action brought (1) any derivative action or proceeding brought on behalf of New Quantum-Si, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of New Quantum-Si, (3) any action asserting a claim against New Quantum-Si arising pursuant to any provision of the DGCL, the Proposed Charter or the New Quantum-Si Bylaws, or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of the Proposed Charter or the New Quantum-Si Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine. Notwithstanding the foregoing, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act and the provisions of the Proposed Charter described above will not apply to claims arising under the Exchange Act or other federal securities laws for which there is exclusive federal jurisdiction.
Anti-Takeover Effects of Provisions of the Proposed Charter, the New Quantum-Si Bylaws and Applicable Law
Certain provisions of the Proposed Charter, New Quantum-Si Bylaws, and laws of the State of Delaware, where New Quantum-Si is incorporated, may discourage or make more difficult a takeover attempt that a stockholder might consider in his or her best interest. These provisions may also adversely affect prevailing market prices for the New Quantum-Si Class A common stock and the New Quantum-Si Class B common stock. New Quantum-Si believes that the benefits of increased protection give New Quantum-Si the potential ability to negotiate with the proponent of an unsolicited proposal to acquire or restructure New Quantum-Si and outweigh the disadvantage of discouraging those proposals because negotiation of the proposals could result in an improvement of their terms.
Authorized but Unissued Shares
Delaware law does not require stockholder approval for any issuance of authorized shares. However, the Nasdaq Listing Rules, which would apply if and so long as the New Quantum-Si Class A common stock remains listed on the Nasdaq, require stockholder approval of certain issuances equal to or exceeding 20% of the then outstanding voting power or then outstanding number of shares of common stock. Additional shares that may be used in the future may be issued for a variety of corporate purposes, including future public offerings, to raise additional capital, or to facilitate acquisitions. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of New Quantum-Si by means of a proxy contest, tender offer, merger, or otherwise.
Dual Class Stock
As described above, the Proposed Charter provides for a dual class common stock structure which provides Dr. Rothberg with the ability to control the outcome of matters requiring stockholder approval, even though he owns significantly less than a majority of the shares of outstanding New Quantum-Si common stock, including the election of directors and significant corporate transactions, such as a merger or other sale of New Quantum-Si or its assets.
Blank Check Preferred Stock
The Proposed Charter provides for 1,000,000 authorized shares of preferred stock. The existence of authorized but unissued shares of preferred stock may enable the New Quantum-Si Board to render more difficult or to discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the New Quantum-Si Board were to determine that a takeover proposal is not in the best interests of New Quantum-Si or its stockholders, the New Quantum-Si Board could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group. In this regard, the Proposed Charter grants the New Quantum-Si Board broad power to establish the rights and preferences of authorized and unissued shares of preferred stock. The issuance of shares of preferred stock could decrease the amount of earnings and assets available for distribution to holders of shares of common stock. The issuance may also adversely affect the rights and powers, including voting rights, of the holders of shares of common stock and may have the effect of delaying, deterring or preventing a change in control of New Quantum-Si.
Number of Directors
The Proposed Charter and the New Quantum-Si Bylaws provide that, subject to any rights of holders of preferred stock to elect additional directors under specified circumstances, the number of directors may be fixed from time to time solely pursuant to a resolution adopted by the New Quantum-Si Board; provided, however, that prior to the first date on which the issued and outstanding shares of New Quantum-Si

Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors at an annual meeting of stockholders, unless approved by the holders of a majority in voting power of the shares of capital stock of New Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting or by written consent, the number of directors may not exceed nine (9). The initial number of directors will be set at eight (8).
Requirements for Advance Notification of Stockholder Meetings, Nominations and Proposals
The New Quantum-Si Bylaws establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors, other than nominations made by or at the direction of the New Quantum-Si Board or a committee of the New Quantum-Si Board. In order to be “properly brought” before a meeting, a stockholder will have to comply with advance notice requirements and provide New Quantum-Si with certain information. Generally, to be timely, a stockholder’s notice must be delivered to, or mailed and received at New Quantum-Si’s principal executive offices not less than 90 days nor more than 120 days prior to the first anniversary of the immediately preceding annual meeting of stockholders. The New Quantum-Si Bylaws also specify requirements as to the form and content of a stockholder’s notice. The New Quantum-Si Bylaws allow the chairman of the meeting at a meeting of the stockholders to adopt rules and regulations for the conduct of meetings, except to the extent inconsistent with such rules, regulations and procedures as adopted by the New Quantum-Si Board, which may have the effect of precluding the conduct of certain business at a meeting if the rules and regulations are not followed. These provisions may also defer, delay, or discourage a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to influence or obtain control of New Quantum-Si.
Limitations on Stockholder Action by Written Consent
The Proposed Charter provides that, subject to the terms of any series of New Quantum-Si preferred stock, any action required or permitted to be taken by the stockholders of New Quantum-Si must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, however, that prior to the first date on which the issued and outstanding shares of New Quantum-Si Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would then be entitled to vote for the election of directors, any action required or permitted to be taken at any annual or special meeting of New Quantum-Si stockholders, may be taken by written consent if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Amendment of the Proposed Charter and New Quantum-Si Bylaws
The DGCL provides generally that the affirmative vote of a majority of the outstanding shares entitled to vote thereon, voting together a single class, is required to amend a corporation’s certificate of incorporation, unless the certificate of incorporation requires a greater percentage.
The Proposed Charter provides that it may be amended by New Quantum-Si in the manners provided therein or prescribed by statute. The Proposed Charter provides that the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of New Quantum-Si entitled to vote generally in the election of directors, voting together as a single class, will be required to amend or repeal any provision of the Proposed Charter, or adopt any provision of the Proposed Charter inconsistent therewith.
If any of the New Quantum-Si Class B common stock shares are outstanding, in addition to any vote required by Delaware law, the affirmative vote of the holders of two-thirds (2/3) of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class, is required to amend the Proposed Charter (1) in a manner that changes any of the voting, conversion, dividend or liquidation provisions of the shares of New Quantum-Si Class B common stock, (2) to provide for each share of New Quantum-Si Class A common stock or any preferred stock to have more than one vote per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class A common stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact the rights, powers, preferences or privileges of the shares of New Quantum-Si Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Quantum-Si Class A common stock.
If any of the New Quantum-Si Class A common stock shares are outstanding, New Quantum-Si will not, without the prior affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of the Proposed Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of New Quantum-Si Class A common stock so as to affect them adversely; or (2) to provide for each share of New Quantum-Si Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
The Proposed Charter also provides that the New Quantum-Si Board will have the power to adopt, amend, alter, or repeal the New Quantum-Si Bylaws by the affirmative vote of a majority of the directors present at any regular or special meeting of the New Quantum-Si Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or the Proposed Charter. The stockholders of New Quantum-Si are prohibited from adopting, amending, altering, or repealing the New Quantum-Si Bylaws, or to adopt any provision inconsistent with the New Quantum-Si Bylaws, unless such action is approved, in addition to any other vote required by the Proposed Charter, by the Requisite Stockholder Consent (as defined in the Proposed Charter).
Business Combinations
Under Section 203 of the DGCL, a corporation will not be permitted to engage in a business combination with any interested stockholder for a period of three years following the time that such interested stockholder became an interested stockholder, unless:
(1)
prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

(2)
upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

(3)
at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2∕3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of New Quantum-Si’s outstanding voting stock. For purposes of this section only, “voting stock” has the meaning given to it in Section 203 of the DGCL.
Since New Quantum-Si has not opted out of Section 203 of the DGCL, it will apply to New Quantum-Si. As a result, this provision will make it more difficult for a person who would be an “interested stockholder” to effect various business combinations with New Quantum-Si for a three-year period. This provision may encourage companies interested in acquiring New Quantum-Si to negotiate in advance with the New Quantum-Si Board because the stockholder approval requirement would be avoided if the New Quantum-Si

Board approves either the business combination or the transaction which results in the stockholder becoming an interested stockholder. These provisions also may have the effect of preventing changes in the New Quantum-Si Board and may make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.
Cumulative Voting
Under Delaware law, the right to vote cumulatively does not exist unless the charter specifically authorizes cumulative voting. The Proposed Charter does not authorize cumulative voting.
Limitations on Liability and Indemnification of Officers and Directors
The DGCL authorizes corporations to limit or eliminate the personal liability of directors of corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties, subject to certain exceptions. The Proposed Charter includes a provision that eliminates the personal liability of directors for damages for any breach of fiduciary duty as a director where, in civil proceedings, the person acted in good faith and in a manner that person reasonably believed to be in or not opposed to the best interests of New Quantum-Si or, in criminal proceedings, where the person had no reasonable cause to believe that his or her conduct was unlawful.
The New Quantum-Si Bylaws provide that New Quantum-Si must indemnify and advance expenses to New Quantum-Si’s directors and officers to the fullest extent authorized by the DGCL. New Quantum-Si also is expressly authorized to carry directors’ and officers’ liability insurance providing indemnification for New Quantum-Si directors, officers, and certain employees for some liabilities. New Quantum-Si believes that these indemnification and advancement provisions and insurance are useful to attract and retain qualified directors and executive officers.
The limitation of liability, advancement and indemnification provisions in the Proposed Charter and New Quantum-Si Bylaws may discourage stockholders from bringing lawsuits against directors for any alleged breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit New Quantum-Si and its stockholders. In addition, your investment may be adversely affected to the extent New Quantum-Si pays the costs of settlement and damage awards against directors and officer pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding involving any of New Quantum-Si’s directors, officers, or employees for which indemnification is sought.
Corporate Opportunities
The Proposed Charter provides for the renouncement by New Quantum-Si of any interest or expectancy of New Quantum-Si in, or being offered an opportunity to participate in any matter, transaction, or interest that is presented to, or acquired, created, or developed by, or which otherwise comes into possession of, any director of New Quantum-Si who is not an employee of New Quantum-Si or any of its subsidiaries, unless such matter, transaction, or interest is presenting to, or acquired, created, or developed by, or otherwise comes into the possession of a director of New Quantum-Si expressly and solely in that director’s capacity as a director of New Quantum-Si.
Dissenters’ Rights of Appraisal and Payment
Under the DGCL, with certain exceptions, New Quantum-Si’s stockholders will have appraisal rights in connection with a merger or consolidation of New Quantum-Si. Pursuant to the DGCL, stockholders who properly request and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.
Stockholders’ Derivative Actions
Under the DGCL, any of New Quantum-Si’s stockholders may bring an action in New Quantum-Si’s name to procure a judgment in New Quantum-Si’s favor, also known as a derivative action, provided that the stockholder bringing the action is a holder of New Quantum-Si’s shares at the time of the transaction to which the action relates or such stockholder’s stock thereafter devolved by operation of law.
Transfer Agent and Registrar
The transfer agent for New Quantum-Si capital stock will be Continental Stock Transfer & Trust Company.
Listing of Common Stock
Application has been made for the shares of New Quantum-Si Class A common stock and public warrants to be approved for listing on the Nasdaq under the symbols “QSI” and “QSIW,” respectively.

SECURITIES ACT RESTRICTIONS ON RESALE OF COMMON STOCK
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business-combination related shell companies) or issuers that have been at any time previously a shell company until following conditions are met:
•
the issuer of the securities that was formerly a shell company has ceased to be a shell company;

•
the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;

•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials) other than Form 8-K reports; and

•
at least one year has elapsed from the time that the issuer filed current Form 10-type information with the SEC reflecting its status as an entity that is not a shell company.

As a result, HighCape’s initial stockholders will be able to sell their founder shares and private placement warrants, as applicable, pursuant to Rule 144 without registration one year after HighCape has completed its initial business combination.
Following the Closing, New Quantum-Si will no longer be a shell company, and so, once the conditions listed above are satisfied, Rule 144 will become available for the resale of the above-noted restricted securities.

COMPARISON OF STOCKHOLDER RIGHTS
General
HighCape is incorporated under the laws of the State of Delaware and the rights of HighCape stockholders are governed by the laws of the State of Delaware, including the DGCL, the Current Charter and HighCape’s Bylaws. As a result of the Business Combination, HighCape stockholders who receive shares of New Quantum-Si Class A common stock will become New Quantum-Si stockholders. New Quantum-Si is incorporated under the laws of the State of Delaware and the rights of New Quantum-Si stockholders are governed by the laws of the State of Delaware, including the DGCL, the Proposed Charter and New Quantum-Si Bylaws. Thus, following the Business Combination, the rights of HighCape stockholders who become New Quantum-Si stockholders in the Business Combination will continue to be governed by Delaware law but will no longer be governed by the Current Charter and HighCape’s Bylaws and instead will be governed by the Proposed Charter and New Quantum-Si’s Bylaws.
Comparison of Stockholders’ Rights
Set forth below is a summary comparison of material differences between the rights of HighCape stockholders under the Current Charter and HighCape’s Bylaws (left column), and the rights of New Quantum-Si’s stockholders under forms of the Proposed Charter and Bylaws (right column). The summary set forth below is not intended to be complete or to provide a comprehensive discussion of each company’s governing documents. This summary is qualified in its entirety by reference to the full text of HighCape’s Charter and HighCape’s Bylaws, and the forms of the Proposed Charter and New Quantum-Si’s Bylaws, which are attached as Annex B and Annex C to this proxy statement/prospectus, respectively, as well as the relevant provisions of the DGCL.
HighCape	New Quantum-Si
Authorized Capital Stock
Under the Current Charter, HighCape is currently authorized to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of Class A common stock and 20,000,000 shares of Class B common stock, and (b) 1,000,000 shares of preferred stock.
Under the Proposed Charter, New Quantum-Si will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of New Quantum-Si Class A common stock, par value $0.0001 per share, (ii) 27,000,000 shares of New Quantum-Si Class B common stock, par value $0.0001 per share, and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share.
Upon consummation of the Business Combination, based on an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021, we expect there will be 116,809,512 shares of New Quantum-Si Class A common stock and 19,862,500 shares of New Quantum-Si Class B common stock (in each case, assuming no redemptions) outstanding. Following consummation of the Business Combination, New Quantum-Si is not expected to have any preferred stock outstanding.

HighCape	New Quantum-Si
Rights of Preferred Stock
Under the Current Charter, the HighCape Board may fix for any series of preferred stock such voting powers, full or limited, or no voting powers, and such preferences, designations, powers and relative, participating, optional or other special rights, if any, of each such series and qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the HighCape Board providing for the issuance of such series.	Under the Proposed Charter, the New Quantum-Si Board may fix for any class or series of preferred stock such voting powers, full or limited, or no voting powers, and such designations, preferences and relative, participating, optional or other special rights and such qualifications, limitations or restrictions thereof, as may be stated in the resolutions of the New Quantum-Si Board providing for the issuance of such class or series.
Number and Qualification of Directors
Under the Current Charter, the number of directors of HighCape, other than those who may be elected by the holders of one or more series of preferred stock voting separately by class or series, will be fixed from time to time exclusively by the HighCape Board pursuant to a resolution adopted by a majority of the HighCape Board.	Under the Proposed Charter, subject to any rights of holders of preferred stock to elect directors under specified circumstances, the number of directors will be fixed from time to time solely pursuant to a resolution adopted by the New Quantum-Si Board, provided, however, that unless approved (i) on or after the outstanding Class B common stock represents less than 50% of the voting power of the shares of capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors (the ‘‘Voting Threshold Date’’), by the affirmative vote of the holders of at least two-thirds (2∕3) of the voting power of the capital stock of New Quantum-Si or, prior to such time, (ii) by the affirmative vote of the holders of a majority of the voting power of the capital stock of New Quantum-Si the outstanding and entitled to vote in the election of directors, the number of directors shall not exceed nine (9).
Classification of the Board of Directors
The Current Charter provides that directors shall be divided into three classes, nearly equal in number as possible and designated as Class I, Class II and Class III. Following the effectiveness of the Current Charter, the term of the initial Class I, Class II and Class III directors shall expire at the first, second and third annual meetings of stockholders, respectively, after which time, the directors will be appointed for three-year terms.	The Proposed Charter does not provide for a classified New Quantum-Si Board. All directors will be appointed for one-year terms.
Election of Directors
The Current Charter provides that, following the effectiveness of the Current Charter, the HighCape stockholders shall elect Class I directors at the first annual meeting of the stockholders, Class II directors at the second annual meeting of the stockholders and the Class III directors at the third annual meeting of the stockholders. At each succeeding annual meeting of the stockholders of	The Proposed Charter provides that New Quantum-Si stockholders shall elect directors for a one-year term continuing until the next annual meeting of New Quantum-Si stockholders or until his or her successor is duly elected and qualified, subject to such director’s earlier death, resignation, disqualification or removal.

HighCape	New Quantum-Si

HighCape, beginning with the first annual meeting of the stockholders of the Corporation following the effectiveness of this Amended and Restated Certificate, each of the successors elected to replace the class of directors whose term expires at that annual meeting shall be elected for a three-year term or until the election and qualification of the irrespective successors in office, subject to their earlier death, resignation or removal.
Subject to the rights of the holders of any series of preferred stock, the election of directors shall be determined by a plurality of the votes cast by the HighCape stockholders present in person or represented by proxy and entitled to vote thereon at the annual meeting of HighCape stockholders.
At stockholder meetings for the election of directors, the vote required for election of a director shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a director nominee.
Removal of Directors
The Current Charter provides that, subject to the rights of the holders of any series of preferred stock, any or all of the directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of the voting power of all shares of capital stock then outstanding and entitled to vote generally in the election of directors, voting together as a single class.	The Proposed Charter provides that, subject to the rights of the holders of any series of preferred stock, any director or the entire New Quantum-Si Board may be removed from office at any time with or without cause and for any or no reason and immediately upon approval by (i) on or after the Voting Threshold Date, the affirmative vote of the holders of at least two-thirds (2∕3) of the voting power of the capital stock of New Quantum-Si or, prior to the Voting Threshold Date, (ii) the affirmative vote of the holders of a majority of the voting power of the capital stock of New Quantum-Si then outstanding and entitled to vote in the election of directors.
Voting

The Current Charter provides that, except as otherwise required by law or the Current Charter, holders of the HighCape common stock shall exclusively possess all voting power with respect to HighCape. The holders of shares of HighCape common stock shall be entitled to one (1) vote for each such share on each matter properly submitted to the HighCapes stockholders on which the holders of shares of HighCape common stock are entitled to vote.
Except as otherwise required by applicable law, holders of HighCape common stock are not entitled to vote on any amendment to the Current Charter that relates solely to the terms of one or more outstanding series of HighCape preferred stock if the holders of such affected series of HighCape preferred stock are entitled exclusively, either separately or together with the holders of one or more other such series, to vote thereon.
The Proposed Charter provides that, except as otherwise required by applicable law, holders of New Quantum-Si Class A common stock will be entitled to cast one (1) vote per share of New Quantum-Si Class A common stock, while holders of New Quantum-Si Class B common stock will be entitled to cast twenty (20) votes per share of New Quantum-Si Class B common stock. Holders of New Quantum-Si common stock shall at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the New Quantum-Si stockholder generally, be entitled to note of any New Quantum-Si stockholders’ meeting in accordance with the Proposed Charter and be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that except as otherwise required by applicable law, holders of New Quantum-Si common stock shall not be entitled to vote on any amendment to the Proposed

HighCape	New Quantum-Si
Charter that relates solely to the terms of one or more outstanding series of New Quantum-Si preferred stock if the holders of such affected series of New Quantum-Si preferred stock are exclusively entitled to vote thereon.
Cumulative Voting
Delaware law allows for cumulative voting only if provided for in the Current Charter; however, the Current Charter does not authorize cumulative voting.	Delaware law allows for cumulative voting only if provided for in the Proposed Charter; however, the Proposed Charter does not authorize cumulative voting.
Vacancies on the Board of Directors

The Current Charter provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the HighCape Board resulting from death, resignation, retirement, disqualification, removal or other cause are filled by a majority vote of the remaining directors then in office, even if less than a quorum or by a sole remaining director (and not by stockholders).
Any director so chosen will hold office for the remainder of the one-year term and until his or her successor has been elected and qualified, subject, however, to such director’s earlier death, resignation, retirement, disqualification or removal.
The Proposed Charter provides that, subject to the rights of the holders of any series of preferred stock, newly created directorships resulting from an increase in the number of directors and any vacancies on the New Quantum-Si Board may be filled by (i) prior to the Voting Threshold Date, (x) if the number of directors fixed pursuant to the Proposed Charter does not exceed nine (9), by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of New Quantum-Si having a majority in voting power of the shares of capital stock of New Quantum-Si that would be entitled to vote in the election of directors at an annual meeting of New Quantum-Si stockholders, and (y) if the number of directors fixed pursuant to the Proposed Charter exceeds nine (9), solely by the stockholders of New Quantum-Si with the majority in voting power of the shares of capital stock of New Quantum-Si that would be entitled to vote in the election of directors at an annual meeting of stockholders; or (ii) on or after the Voting Threshold Date, solely by the affirmative vote of a majority of the directors then in office, even if less than a quorum, or by a sole remaining director.

HighCape	New Quantum-Si
Special Meeting of the Board of Directors
The HighCape Bylaws provide that special meetings of the HighCape Board may be called by the Chairman of the HighCape Board or President and shall be called by the Chairman of the HighCape Board, President or Secretary on the written request of at least a majority of directors then in office or the sole director.	The New Quantum-Si Bylaws provide that special meetings of the New Quantum-Si Board may be called by the Chairperson of the New Quantum-Si Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office or by one director in the event there is only a single director in office.
Stockholder Action by Written Consent

Under the Current Charter, any action required or permitted to be taken by the HighCape stockholders must be effected by a duly called annual or special meeting of the stockholders, except that holders of HighCape Class B common stock may take action by written consent in lieu of taking action at a meeting of the stockholders, and other than what may otherwise be provided for pursuant to the Current Charter relating to the rights of the holders of any outstanding series of preferred stock.
Under HighCape’s Bylaws, any action required to be taken at any annual or special meeting of stockholders, or any action which may be taken at any annual or special meeting of such stockholders, may be taken by written consent in lieu of taking action at a meeting of stockholders if such consent sets forth the action so taken, is signed by the holders of outstanding stock entitled to vote on such matters having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and is delivered to HighCape’s registered office in Delaware, its principal place of business or an officer or agent of HighCape having custody of the book in which proceedings of meetings of stockholders are recorded.
Under the Proposed Charter, subject to the rights of the holders of any series of preferred stock, any action required or permitted to be taken by the New Quantum-Si must be effected by a duly called annual or special meeting of such stockholders and may not be effected by written consent of the stockholders; provided, however, prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of New Quantum-Si stockholders, may be taken by written consent in lieu of taking action at a meeting of the stockholders, if such written consent is signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote on such matter were present and voted.
Amendment to Certificate of Incorporation
Pursuant to Delaware law, the Current Charter requires the approval of the HighCape Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class; except that Article IX of the Current Charter, relating to business combination requirements, may not be amended prior to the consummation of the initial business combination unless approved by the affirmative vote of the holders of at least 65% of all then outstanding shares of the HighCape common stock.	Pursuant to Delaware law, the Proposed Charter requires the approval of the New Quantum-Si Board and an affirmative vote of the holders of at least a majority of the combined voting power of the then outstanding shares of voting stock, voting together as a single class; except that, so long as any shares of New Quantum-Si Class B common stock remain outstanding, the New Quantum-Si shall not, without the prior affirmative vote of the holders of two-thirds (2∕3) of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, amend

HighCape	New Quantum-Si

the Proposed Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of New Quantum-Si Class B common stock or other rights, powers, preferences or privileges of the shares of Class B common stock, (2) to provide for each share of New Quantum-Si Class A common stock or preferred stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class A common stock other than as provided by the Proposed Charter or required by the DGCL, or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of New Quantum-Si Class B common stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of New Quantum-Si Class A common stock; provided further, that so long as any shares of New Quantum-Si Class A common stock remain outstanding, the prior affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock, voting as a separate class, in addition to any other vote required by applicable law or the Proposed Charter, is required to amend the Proposed Charter (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of New Quantum-Si Class A common stock so as to affect them adversely; or (2) to provide for each share of New Quantum-Si Class B common stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of New Quantum-Si Class B common stock other than as provided by the Proposed Charter or required by the DGCL.
Amending the Proposed Charter to modify a provision providing for specific approval requirements by the New Quantum-Si stockholders (or any class of capital stock of the New Quantum-Si) must be approved by the greater of (i) the specific approval requirement by the New Quantum-Si stockholders contemplated in such provision or (ii) the approval requirements generally required to amend the Proposed Charter.

Amendment of the Bylaws
The Current Charter provides that the HighCape Board is expressly authorized to adopt, amend, alter or repeal HighCape’s Bylaws by the affirmative vote of a majority of the HighCape Board. The Bylaws may also be adopted, amended, altered or repealed	The Proposed Charter provides that the New Quantum-Si Board is expressly authorized to adopt, alter, amend or repeal the New Quantum-Si Bylaws by the affirmative vote of a majority of the directors present at any annual or special meeting of the New

HighCape	New Quantum-Si
by the HighCape stockholders representing a majority of the voting power of all of the shares of capital stock of HighCape then outstanding and entitled to vote generally in the election of directors, voting together as a single class.
Quantum-Si Board at which a quorum is present in any manner not inconsistent with Delaware law or the Proposed Charter.
The New Quantum-Si stockholders are permitted to adopt, amend, alter or repeal any provision of the Bylaws only if such action is approved (i) prior to the Voting Threshold Date, by the holders of a majority in voting power of the shares of capital stock of New Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting of stockholders, or (ii) if on or after the Voting Threshold Date, by the holders of two-thirds (2∕3) of the voting power of the shares of capital stock of New Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting of stockholders.

Quorum

Board of Directors.   The HighCape Bylaws provide that a majority of the HighCape Board constitutes a quorum at any meeting of the HighCape Board.
Stockholders.   The HighCape Bylaws provide that the presence, in person or by proxy, at a stockholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting constitutes a quorum; except that when specified business is to be voted on by a class or series of stock voting as a class, the holders of shares representing a majority of the voting power of the outstanding shares of such class or series will constitute a quorum.

Board of Directors.   The New Quantum-Si Bylaws provide that the greater of (i) a majority of directors at any time in office and (ii) one-third (1∕3) of the number of directors established by the New Quantum-Si Board pursuant to Section 2.2 of the New Quantum-Si Bylaws, relating to the number of directors constituting the New Quantum-Si Board, shall constitute a quorum at any meeting of the New Quantum-Si Board.
Stockholders.   The New Quantum-Si Bylaws provide that the presence, in person or by proxy, at a stockholders meeting of the holders of shares of issued and outstanding capital stock of New Quantum-Si representing a majority in the voting power of all issued and outstanding shares of capital stock of New Quantum-Si entitled to vote at such meeting will constitute a quorum; except that where a separate vote by a class or classes of capital stock is required, the holders of a majority in voting power of the shares of such class and entitled to vote on such matter, present in person or represented by proxy, will constitute a quorum.

Corporate Opportunity
Under the Current Charter, to the extent permitted by law, HighCape renounces any expectancy that any of the HighCape directors or officers will offer any corporate opportunity in which he or she may become aware to HighCape, except with respect to any of the directors or officers of HighCape with respect to a corporate opportunity that was offered to such person solely in his or her capacity as a director or officer of HighCape and (i) such opportunity is one that HighCape is legally and	Under the Proposed Charter, New Quantum-Si renounces any interest or expectancy of New Quantum-Si in, or in being offered an opportunity to participate in, any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of New Quantum-Si who is not an employee of New Quantum-Si or any of its subsidiaries, unless such matter, transaction or interest is presented to, or acquired, created or

HighCape	New Quantum-Si
contractually permitted to undertake and would otherwise be reasonable for HighCape to pursue and (ii) to the extent the director or officer is permitted to refer that opportunity to HighCape without violating another legal obligation.	developed by, or otherwise comes into the possession of, such person expressly and solely in such person’s capacity as a director of New Quantum-Si.
Special Stockholder Meetings
The HighCape Bylaws provide that, subject to the rights of the holders of any series of preferred stock, a special meeting of stockholders may be called by the Chairman of the HighCape Board, Chief Executive Officer of HighCape, or the HighCape Board pursuant to a resolution adopted by a majority of the members of the HighCape Board then in office.	The New Quantum-Si Bylaws provide Special meetings of the New Quantum-Si stockholders may be called at any time by the New Quantum-Si Board, the Chairperson of the New Quantum-Si Board or the Chief Executive Officer of New Quantum-Si; provided that until such time as no New Quantum-Si Class B common stock is outstanding, special meetings of stockholders may be called for any purpose or purposes by or at the request of New Quantum-Si stockholders collectively by, (i) prior to the Voting Threshold Date, the holders of a majority in voting power of the shares of capital stock of New Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting of stockholders, or (ii) if on or after the Voting Threshold Date, by the holders of two-thirds (2∕3) of the voting power of the shares of capital stock of New Quantum-Si that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
Notice of Stockholder Meetings

The HighCape Bylaws provide that written notice stating the place, if any, date and time of each meeting of the HighCape stockholders, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting, unless otherwise required by the DGCL.
Whenever notice is required to be given to any HighCape stockholder, such notice may be given
(i) in writing and sent either by hand delivery, through the United States mail, or by a nationally recognized overnight delivery service for next day delivery, or (ii) by means of a form of electronic transmission consented to by the stockholder, to the extent permitted by, and subject to the conditions set forth in Section 232 of the DGCL.

The New Quantum-Si Bylaws provide that, notice stating the place, if any, date and time of each meeting (whether annual or special) of the HighCape stockholders, the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person and vote at such meeting and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting) must be delivered not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the New Quantum-Si stockholders entitled to notice of the meeting, unless otherwise required by the DGCL. The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called.
Without limiting the manner by which notice otherwise may be given to New Quantum-Si stockholders, any notice to New Quantum-Si

HighCape	New Quantum-Si
stockholders given by New Quantum-Si shall be effective if given by electronic transmission in accordance with the DGCL.
Stockholder Proposals (Other than Nomination of Persons for Election as Directors)

The HighCape Bylaws provide that no business may be transacted at an annual meeting of HighCape stockholders, other than business that is either (i) specified in HighCape’s notice of meeting (or any supplement thereto) given by or at the direction of the Board, (ii) otherwise properly brought before the annual meeting by or at the direction of the HighCape Board or (iii) otherwise properly brought before the annual meeting by any HighCape stockholder: (x) who is a stockholder of record entitled to vote at such annual meeting on the date of the giving of the required notice and on the record date for the determination of stockholders entitled to vote at such annual meeting; and (y) who complies with the notice procedures set forth in the HighCape Bylaws.
The HighCape stockholder must (i) give timely notice thereof in proper written form to the Secretary of HighCape and (ii) the business must be a proper matter for stockholder action. To be timely, a HighCape stockholder’s notice must be received by the Secretary at the principal executive offices of HighCape not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one-hundred twentieth (120th) day before the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice must be delivered not earlier than the close of business on the one hundred twentieth (120th) day before the meeting and not later than the later of (x) the close of business on the ninetieth (90th) day before the meeting or (y) the close of business on the tenth (10th) day following the day on which public announcement of the date of the annual meeting, is first made by HighCape. The public announcement of an adjournment of an annual meeting shall not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the HighCape Bylaws.

The New Quantum-Si Bylaws provide that no business may be transacted at an annual meeting of New Quantum-Si stockholders, other than business that is either (i) specified in New Quantum-Si notice of meeting given by or at the director of the New Quantum-Si Board or any duly authorized committee thereof, (ii) otherwise properly brought before the annual meeting by or at the direction of the New Quantum-Si Board or any duly authorized committee thereof or (iii) otherwise properly brought before the annual meeting by any New Quantum-Si stockholder: (1)(x) who was a stockholder of record of the New Quantum-Si both at the time of giving the notice and at the time of the meeting; (y) is entitled to vote at the meeting; and (z) who complies with the notice procedures set forth in the New Quantum Bylaws; or (2) properly made such proposal in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended.
The New Quantum-Si stockholder must (i) give timely notice thereof in proper written form to the Secretary of New Quantum-Si and (ii) provide any updates or supplements to such notice at the times and in the forms required by the New Quantum-Si Bylaws. To be timely, a stockholder’s notice must be received at the principal executive offices of New Quantum-Si not less than ninety (90) or more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, the notice must be delivered not later than the ninetieth (90th) day prior to such annual meeting or, if later, the tenth (10th) day following the day on which public disclosure of such meeting was first made. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a stockholder’s notice. Additionally, the stockholder must provide information pursuant to the advance notice provisions in the New Quantum-Si Bylaws.

Stockholder Nominations of Persons for Election as Directors
The HighCape Bylaws provide that nominations of persons for election to the HighCape Board at any	The New Quantum-Si Bylaws provide that nominations of persons for election to the New

HighCape	New Quantum-Si

annual meeting of stockholders, or at any special meeting of stockholders called for the purpose of electing directors as set forth in HighCape’s notice of such special meeting may be made: (i) by or at the direction of the HighCape Board or (ii) by any stockholder of HighCape who is a stockholder of record entitled to vote in the election of directors on the date of the giving of the notice required (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting and who complies with the notice procedures set forth in the HighCape Bylaws.
The HighCape stockholder must give timely notice in proper written form to the Secretary of HighCape. To give timely notice, a stockholder’s notice must be given to the Secretary of HighCape at the principal executive offices of HighCape (i) in the case of an annual meeting, not later than the close of business on the ninetieth (90th) day nor earlier than the opening of business on the one hundred twentieth (120th) day before the anniversary date of the immediately preceding the annual meeting of stockholders; provided, however, that in the event that the annual meeting is more than thirty (30) days before or more than sixty (60) days after such anniversary date, notice by the stockholder to be timely must be so received not earlier than the close of business on the one hundred twentieth (120th)day before the meeting and not later than the later of (x) the close of business on the ninetieth (90th) day before the meeting or (y) the close of business on the tenth (10th) day following the day on which public announcement of the date of the annual meeting was first made by HighCape; and (ii) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made. Additionally, to be in proper form, thestockholder must provide information pursuant to the advance notice for nomination of director provisions in the HighCape Bylaws.

Quantum-Si Board at any annual meeting of stockholders, or at any special meeting for the purpose of electing directors as set forth in New Quantum-Si’s notice of such special meeting, may be made: (i) by or at the directoion of the Board or a duly authorized committee thereof; or (ii) by any stockholder of New Quantum-Si who: (A) complies with the notice procedures set forth in the New Quantum-Si Bylaws; and (B) is a stockholder of record on the date of the giving of the required notice (as described below) and on the record date for the determination of stockholders entitled to vote at such meeting.
The New Quantum-Si Stockholder must give timely notice in proper written form to the Secretary of New Quantum-Si. To be timely, a stockholder’s notice must be received by the Secretary at the principal executive offices of New Quantum-Si: (i) in the case of an annual meeting, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the annual meeting is more than thirty (30) days,or delayed by more than seventy (70) days from such anniversary of the preceding year’s annual meeting, notice by the stockholder to be timely must be so received not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the close of business on the later of (A) the ninetieth (90th) day prior to such annual meeting and (B) the tenth (10th) day following the day on which public announcement of the date of the annual meeting is first made; or (ii) in the case of an election of directors at a special meeting for the election of directors (provided that the nomination made by the stockholder is one of the director positions that New Quantum-Si’s notice of meeting states will be filled at such special meeting), not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the close of business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which public announcement of the date of the special meeting is first made.

Limitation of Liability of Directors and Officers
The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal	The DGCL permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of the duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal

HighCape	New Quantum-Si

benefit.
The Current Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to HighCape or its stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized unlawful payments of dividends, unlawful stock purchases or unlawful redemptions, or derived improper personal benefit from his or her actions as a director.

benefit.
The Proposed Charter provides that no director will be personally liable, except to the extent an exemption from liability or limitation is not permitted under the DGCL, as the same exists or may hereafter be amended, unless a director violated his or her duty of loyalty to New Quantum-Si or its stockholders, performed acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, pursuant to Section 174 of the DGCL, or for any transaction from which the director derived an improper personal benefit.

Indemnification of Directors, Officers, Employees and Agents

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Current Charter and the HighCape Bylaws provide that, to the fullest extent permitted by applicable law, HighCape will indemnify each person who is or was made a party or is threatened to be made a party to or is otherwise involved in any proceeding by reason of the fact that he or she is or was a director or officer of HighCape or, while a director or officer of HighCape, is or was serving at the request of HighCape as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise or nonprofit entity, including service with respect to an employee benefit plan. HighCape shall, to the fullest extent not prohibited by applicable law, pay the expenses (including attorneys’ fees) incurred.

The DGCL generally permits a corporation to indemnify its directors and officers acting in good faith. Under the DGCL, the corporation through its stockholders, directors or independent legal counsel, will determine that the conduct of the person seeking indemnity conformed with the statutory provisions governing indemnity.
The Proposed Charter and the New Quantum-Si Bylaws provide that, to the fullest extent permitted by applicable law, New Quantum-Si may indemnify and advance expenses to any person made or threatened to be made a party to a proceeding by reason of the fact that the person is or was a director, officer, employee or agent of New Quantum-Si, or is or was serving at the request of New Quantum-Si as a director, officer, employee or agent of another corporation, partnership, joint venture or other enterprise.

Dividends
Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital. In addition, the DGCL provides that a	Unless further restricted in the certificate of incorporation, the DGCL permits a corporation to declare and pay dividends out of either (i) surplus, or (ii) if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). The DGCL defines surplus as the excess, at any time, of the net assets of a corporation over its stated capital.

HighCape	New Quantum-Si

corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.
The Current Charter provides that, subject to applicable law and the rights, if any, of outstanding shares of preferred stock and Article IX of the Current Charter, relating to business combination requirements, the holders of shares of HighCape common stock shall be entitled to receive dividends and other distributions (payable in cash, property, or capital stock of HighCape) when, as, and if declared by the HighCape Board from time to time out of any assets or funds of HighCape legally available thereof, and shall share equally on a per share basis in such dividends and distributions.

In addition, the DGCL provides that a corporation may redeem or repurchase its shares only when the capital of the corporation is not impaired and only if such redemption or repurchase would not cause any impairment of the capital of a corporation.
The Proposed Charter provides that, with limited exceptions in the case of certain stock dividends or disparate dividends approved by the affirmative vote of the holders of a majority of the New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, each voting separately as a class, the holders of shares of New Quantum-Si common stock shall be entitled to receive dividends or distributions when, as and if declared by the New Quantum-Si Board from time to time out of any assets of New Quantum-Si legally available thereof, and shall be treated equally, identically, and ratably, on a per share basis in such dividends or distributions.

Liquidation
The Current Charter provides that, subject to applicable law, the rights, if any, of the holders of any outstanding shares of preferred stock, and Article IX of the Current Charter, relating to business combination requirements, following the payment or provision for payment of the debts and other liabilities of HighCape in the event of an voluntary or involuntary liquidation, dissolution, or
winding up of HighCape, the holders of shares of HighCape common stock shall be entitled to receive all the remaining assets of HighCape available for distribution to its stockholders, ratably in proportion to the number of shares of HighCape common stock held by them.	The Proposed Charter provides that, subject to applicable law, the rights, if any, of any holders of outstanding shares of preferred stock, following the payment or provisions for payment of debts and other liabilities of New Quantum-Si in the event of any voluntary or involuntary liquidation, dissolution or winding up of New Quantum-Si, holders of New Quantum-Si common stock will be entitled to receive ratably all the remaining assets of New Quantum-Si available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to such distributions is approved by the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si common stock, each voting separately as a class.
Anti-Takeover Provisions and Other Stockholder Protections
The anti-takeover provisions and other stockholder protections in the Current Charter include a staggered board, a prohibition on stockholder action by written consent (subject to exceptions, described above under “Stockholder Action by Written Consent”) and blank check preferred stock. In addition, under the Current Charter, HighCape is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of HighCape voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.	The anti-takeover provisions and other stockholder protections included in the Proposed Charter include a prohibition on stockholder action by written consent and blank check preferred stock. In addition, under the Proposed Charter, New Quantum-Si is subject to Section 203 of the DGCL, which prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” (i.e. a stockholder owning 15% or more of HighCape voting stock) for three years following the time that the “interested stockholder” becomes such, subject to certain exceptions.

HighCape	New Quantum-Si
Preemptive Rights
There are no preemptive rights relating to the HighCape common stock.	There are no preemptive rights relating to the shares of New Quantum-Si common stock.
Fiduciary Duties of Directors

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The HighCape Bylaws provide that the HighCape Board may exercise all such powers of HighCape and do all such lawful acts and things as are not by statute or the Current Charter or the HighCape Bylaws directed or required to be exercised or done solely by stockholders.

Under Delaware law, the standards of conduct for directors have developed through Delaware court case law. Generally, directors must exercise a duty of care and duty of loyalty and good faith to the company and its stockholders. Members of the board of directors or any committee designated by the board of directors are similarly entitled to rely in good faith upon the records of the corporation and upon such information, opinions, reports and statements presented to the corporation by corporate officers, employees, committees of the board of directors or other persons as to matters such member reasonably believes are within such other person’s professional or expert competence, provided that such other person has been selected with reasonable care by or on behalf of the corporation. Such appropriate reliance on records and other information protects directors from liability related to decisions made based on such records and other information.
The New Quantum-Si Board may exercise all such authority and powers of New Quantum-Si and do all such lawful acts and things as are not by statute or the Proposed Charter or the New Quantum-Si Bylaws directed or required to be exercised or done solely by the stockholders.

Inspection of Books and Records
Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business. The HighCape Bylaws permit HighCape’s books and records to be kept within or outside Delaware, and at such places as may from time to time be designated by the HighCape Board.	Under the DGCL, any stockholder or beneficial owner has the right, upon written demand under oath stating the proper purpose thereof, either in person or by attorney or other agent, to inspect and make copies and extracts from the corporation’s stock ledger, list of stockholders and its other books and records for a proper purpose during the usual hours for business.
Choice of Forum
The Current Charter provides that, subject to limited exceptions, the Court of Chancery of the State of Delaware as the sole and exclusive forum for any; (i) derivative action or proceeding brought on behalf of HighCape; (ii) action asserting a claim of breach of a fiduciary duty owed by any director,	The Proposed Charter provides that, subject to limited exemptions, the Court of Chancery of the State of Delaware as the sole and exclusive forum for any: (i) derivative action or proceeding brought on behalf of New Quantum-Si; (ii) action asserting a claim of breach of a fiduciary duty owed by, or

HighCape	New Quantum-Si
officer, employee or agent of HighCape to HighCape or the HighCape stockholders, or any claim for aiding and abetting such alleged breach; (iii) action asserting a claim against HighCape, its directors, officers or employees arising pursuant to any provision of the DGCL or the Current Charter or the HighCape Bylaws; or (iv) action asserting a claim against HighCape, its directors, officers, or employees governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (i) the personal jurisdiction of the state and federal courts within Delaware and (ii) service of process on such stockholder’s counsel. In addition, notwithstanding anything to the contrary in the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act.	any other wrongdoing by, any current or former director, officer, other employee, or stockholder of New Quantum-Si; (iii) action asserting a claim against New Quantum-Si arising pursuant to any provision of the DGCL, the Proposed Charter, or New Quantum-Si’s Bylaws; (iv) action to interpret, apply, enforce, or determine the validity of any provisions in the Proposed Charter or New Quantum-Si’s Bylaws; or (v) action asserting a claim governed by the internal affairs doctrine, and, if brought outside of Delaware, the stockholder bringing the suit will be deemed to have consented to (a) the personal jurisdiction of the state and federal courts within Delaware and (b) service of process on such stockholder’s counsel. In addition, notwithstanding anything to the contrary in the foregoing, the federal district courts of the United States are the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action under the Securities Act. The exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Exchange Act.
Transfer of Stock

The HighCape Bylaws provide that HighCape stockholders may transfer HighCape shares, and HighCape shall register the requested transfer, if a certificate representing HighCape shares is presented to HighCape with an endorsement requesting the registration of transfer of such shares, certified or uncertified, according to the method specified in the HighCape bylaws. Whenever any transfer of HighCape shares has been made for collateral security and not absolutely, HighCape shall record such fact in the entry of transfer if, when the certificate is presented (or if uncertified, when instructions for registration) to HighCape, both the transferor and transferee request HighCape to do so.
Under the HighCape Bylaws, HighCape has the right to restrict the transfer or registration of transfer of HighCape shares if permitted by the DGCL and noted conspicuously on the certificate representing such HighCape shares, but any such restriction is in effective against a person without actual knowledge of such restriction, except in certain circumstances.
The New Quantum-Si Bylaws provide that the transfer of shares of New Quantum-Si common stock shall be made only upon the transfer books of New Quantum-Si or by transfer agents designated to transfer such shares of New Quantum-Si common stock.

BENEFICIAL OWNERSHIP OF SECURITIES
The following table sets forth information known to HighCape regarding the beneficial ownership of HighCape common stock as of May 1, 2021 (pre-Business Combination) and, immediately following consummation of the Business Combination (post-Business Combination) and the issuance of 42,500,000 shares of HighCape Class A common stock in the PIPE Financing, ownership of shares of New Quantum-Si common stock assuming that no public shares are redeemed, and alternatively that the maximum number of 11,500,000 public shares are redeemed.
Beneficial ownership is determined according to the rules of the SEC, which generally provide that a person has beneficial ownership of a security if he, she or it possesses sole or shared voting or investment power over that security, including options and warrants that are currently exercisable or exercisable within 60 days of May 1, 2021.
The beneficial ownership of HighCape common stock pre-Business Combination is based on 14,780,000 shares of HighCape common stock (including 11,500,000 public shares, 405,000 founder shares and 2,875,000 shares of HighCape Class B common stock) issued and outstanding as of May 1, 2021.
	Before the Business Combination			After the Business Combination
				Assuming No Redemption					Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of HighCape common stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**
Directors and Executive Officers of HighCape Before the Business Combination
Kevin Rakin(1)(2)	—	—	—	1,901,000	1.6%	—	—	*	1,901,000	1.8%	—	—	*
Matt Zuga(1)(3)	3,190,000	21.6%	21.6%	4,294,750	3.7%	—	—	*	4,294,750	4.0%	—	—	*
David Colpman(1)	30,000	*	*	30,000	*	—	—	*	30,000	*	—	—	*
Antony Loebel(1)	30,000	*	*	30,000	*	—	—	*	30,000	*	—	—	*
Robert Taub(1)	30,000	*	*	30,000	*	—	—	*	30,000	*	—	—	*
All Directors and Executive Officers of HighCape as a Group (5 Individuals)	3,280,000	22.2%	22.2%	4,484,750	3.8%	—	—	*	4,484,750	4.2%	—	—	*

	Before the Business Combination			After the Business Combination
				Assuming No Redemption					Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of HighCape common stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**
Directors and Executive Officers of New Quantum-Si After Consummation of the Business Combination
Jonathan M. Rothberg, Ph.D.(4)(5)	—	—	—	15,633,934	13.4%	19,862,500	100%	80.3%	15,633,934	14.7%	19,862,500	100%	82.0%
John Stark(4)	—	—	—	—	—	—	—			—	—	—	—
Claudia Drayton(4)	—	—	—	—	—	—	—	—	—	—	—	—	—
Michael P. McKenna, Ph.D.(4)(6)	—	—	—	794,500	*	—	—	*	794,500	*	—	—	*
Matthew Dyer, Ph.D.(4)(7)	—	—	—	517,333	*	—	—	*	517,333	*	—	—	*
Christian LaPointe, Ph.D.(4)(8)	—	—	—	50,000	*	—	—	*	50,000	*	—	—	*
Marijn Dekkers, Ph.D.(4)(9)	—	—	—	500,000	*	—	—	*	500,000	*	—	—	*
Ruth Fattori(4)	—	—	—	—	—	—	—	—	—	—	—	—	—
Brigid A. Makes(4)	—	—	—	—	—	—	—	—	—	—	—	—	—
Michael Mina, M.D., Ph.D.(4)(10)	—	—	—	9,931	*	—	—	—	9,931	*	—	—	*
Kevin Rakin(1)(2)	—	—	—	1,901,000	1.6%	—	—	*	1,901,000	1.8%	—	—	*
James Tananbaum, M.D.(11)	—	—	—	8,384,216	7.2%	—	—	1.6%	8,384,216	7.9%	—	—	1.7%
All Directors and Executive Officers of New Quantum-Si as a Group (12 Individuals)(12)	—	—	—	27,790,914	23.8%	19,862,500	100.0%	82.7%	27,790,914	26.1%	19,862,500	100.0%	84.4%
Five Percent Holders:
Jonathan M. Rothberg(4)(5)	—	—	—	15,633,934	13.4%	19,862,500	100%	80.3%	15,633,934	14.7%	19,862,500	100%	82.0%
Foresite Capital(11)	—	—	—	8,384,216	7.2%	—	—	1.6%	8,384,216	7.9%	—	—	1.7%

	Before the Business Combination			After the Business Combination
				Assuming No Redemption					Assuming Maximum Redemption
Name and Address of Beneficial Owner	Number of shares of HighCape common stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**	Number of shares of New Quantum-Si Class A Common Stock	%**	Number of shares of New Quantum-Si Class B Common Stock	%**	% of Total Voting Power**
Matt Zuga and HighCape Capital Acquisition LLC(1)(3)	3,190,000	21.6%	21.6%	4,294,750	3.7%	—	—	*	4,294,750	4.0%	—	—	*
Linden Advisors LP(13)	700,000	4.7%	4.7%	700,000	*	—	—	*	700,000	*	—	—	*
Deerfield Partners, L.P.(14)	1,000,000	6.8%	6.8%	1,400,000	1.2%	—	—	*	1,400,000	1.3%	—	—	*
Radcliffe Capital Management, L.P.(15)	600,000	4.1%	4.1%	600,000	*	—	—	*	600,000	*	—	—	*
Glenview Capital Management, LLC(16)	1,033,739	7.0%	7.0%	7,033,739	6.0%	—	—	1.4%	7,033,739	6.6%	—	—	1.4%

*
Indicates beneficial ownership of less than 1%.

**
The pre-Business Combination percentage of ownership of HighCape is based on 11,905,000 shares of HighCape Class A common stock and 2,875,000 shares of HighCape Class B common stock outstanding as of May 1, 2021. The Post-Business Combination percentages of ownership of New Quantum-Si are based on 116,809,512 shares of New Quantum-Si Class A common stock outstanding assuming no redemption and 106,309,512 shares of New Quantum-Si Class A common stock outstanding assuming maximum redemption, and 19,862,500 shares of New Quantum-Si Class B common stock outstanding, after giving effect to the Transactions described in this proxy statement/prospectus, as of May 1, 2021, based on an assumed Exchange Ratio of 0.7945 and an assumed Closing Date of June 15, 2021 and Quantum-Si shares outstanding as of May 1, 2021. The number of outstanding shares after the Business Combination assumes that none of HighCape’s options or warrants are exercised prior to the Closing of the Business Combination. Shares of HighCape or New Quantum-Si Class A common stock, as the case may be, that a person has the right to acquire within 60 days of May 1, 2021 are deemed outstanding for purposes of computing the percentage ownership of the person holding such rights but are not deemed outstanding for purposes of computing the percentage ownership of any other person, except with respect to the percentage ownership of all directors and executive officers of HighCape or New Quantum-Si, as the case may be, as a group. Percentage of total voting power represents voting power with respect to all shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock, as a single class. After the Business Combination, each share of New Quantum-Si Class B common stock will be entitled to 20 votes per share and each share of New Quantum-Si Class A common stock will be entitled to one vote per share. For more information about the voting rights of New Quantum-Si common stock after the Business Combination, see “Description of New Quantum-Si Securities.”

(1)
Unless otherwise noted, the business address of each of the following entities or individuals is 452 Fifth Avenue, 21st Floor, New York, NY 10018.

(2)
Post-Business Combination amounts consist of (i) 100,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by Mr. Rakin and the Kevin L. Rakin Irrevocable Trust, (ii) 601,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners QSI II Invest, L.P, (iii) 24,527 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners II, L.P. and (iv) 1,175,473 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners QP II, L.P. Mr. Rakin and Mr. Zuga are the managing members of HighCape Capital II GP, LLC, which is the general partner of HighCape Partners II GP, L.P., which is the general partner of each of HighCape Partners QSI II Invest, L.P, HighCape Partners II, L.P. and HighCape Partners QP II, L.P., and as a result each may be deemed to share voting and investment discretion with respect to the common stock held by such entities. Mr. Rakin disclaims any beneficial ownership of the securities to be held by HighCape Partners QSI II Invest, L.P, HighCape Partners II, L.P. and HighCape Partners QP II, L.P. other than to the extent of any pecuniary interest he may have therein, directly or indirectly.
(3)
Pre-Business Combination amounts consist of 3,190,000 shares of HighCape Class A common stock held by HighCape Capital Acquisition LLC. Mr. Zuga is the sole manager of HighCape Capital Acquisition LLC, and he has voting and investment discretion with respect to the common stock held by HighCape Capital Acquisition LLC. Mr. Zuga disclaims any beneficial ownership of the securities held by HighCape Capital Acquisition LLC other than to the extent of any pecuniary interest he may have therein, directly or indirectly. Post-Business Combination amounts consist of (i) 2,493,750 founder shares held by HighCape Capital Acquisition LLC, which will automatically become shares of HighCape Class A common stock, after giving effect to the irrevocable forfeiture by HighCape Capital Acquisition LLC to HighCape of 696,250 shares of HighCape Class B common stock for no consideration and automatic cancellation as of immediately prior to, and subject to the consummation of, the Closing, (ii) 601,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners QSI II Invest, L.P, (iii) 24,527 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners II, L.P. and (iv) 1,175,473 shares of HighCape Class A common stock to be purchased in the PIPE Financing by HighCape Partners QP II, L.P. Mr. Rakin and Mr. Zuga are the managing members of HighCape Capital II GP, LLC, which is the general partner of HighCape Partners II GP, L.P., which is the general partner of each of HighCape Partners QSI II Invest, L.P, HighCape Partners II, L.P. and HighCape Partners QP II, L.P., and as a result each may be deemed to share voting and investment discretion with respect to the common stock held by such entities. Mr. Zuga disclaims any beneficial ownership of the securities to be held by HighCape Partners QSI II Invest, L.P, HighCape Partners II, L.P. and HighCape Partners QP II, L.P. other than to the extent of any pecuniary interest he may have therein, directly or indirectly. HighCape Partners II, L.P. and HighCape Partners QP II, L.P. are also members of HighCape Capital Acquisition LLC.

(4)
Unless otherwise indicated, the business address of each of these individuals is c/o Quantum-Si Incorporated, 530 Old Whitfield Street, Guilford, CT 06437.

(5)
Consists of shares of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock issuable upon exchange of shares of Quantum-Si Series A preferred stock, Quantum-Si Series B preferred stock and Quantum-Si Series E preferred stock held by Jonathan M. Rothberg, Ph.D. and Dr. Rothberg’s spouse. 4C Holdings I, LLC, 4C Holdings V, LLC, 2012 JMR Trust Common, LLC and 23rd Century Capital LLC. Dr. Rothberg, Quantum-Si’s founder and Chairman, is the sole manager of 4C Holdings I, LLC, 4C Holdings V, LLC and 2012 JMR Trust Common, LLC and has sole voting and investment control of the New Quantum-Si Class A common stock and New Quantum-Si Class B common stock owned by those entities. Dr. Rothberg’s son is the manager of 23rd Century Capital LLC. Dr. Rothberg disclaims beneficial ownership of the shares held by his spouse and 23rd Century Capital LLC.

(6)
Consists of shares of New Quantum-Si Class A common stock issuable upon conversion of shares of Quantum-Si common stock at the Effective Time held by Dr. McKenna.

(7)
Consists of (i) 260,758 shares of New Quantum-Si Class A common stock issuable upon conversion of shares of Quantum-Si common stock at the Effective Time held by Dr. Dyer, and (ii) options to purchase 256,575 shares of New Quantum-Si common stock issuable upon assumption by HighCape of options to purchase shares of Quantum-Si common stock exercisable within 60 days of May 1, 2021 held by Dr. Dyer.

(8)
Consists of 50,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by Dr. LaPointe.

(9)
Consists of 500,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by Novalis Lifesciences Investments I, LP (“Novalis”). Dr. Dekkers has sole voting and investment control over the shares held by Novalis.

(10)
Consists of options to purchase 9,931 shares of New Quantum-Si common stock issuable upon assumption by HighCape of options to purchase shares of Quantum-Si common stock exercisable within 60 days of May 1, 2021 held by Dr. Mina.

(11)
Consists of 4,446,828 shares of New Quantum-Si Class A common stock issuable upon conversion of shares of Quantum-Si Series E preferred stock at the Effective Time held by Foresite Capital Fund IV, L.P. (“Foresite IV”), 741,138 shares of New Quantum-Si Class A common stock issuable upon conversion of shares of Quantum-Si Series E preferred stock at the Effective Time held by Foresite Capital Fund V, L.P. (“Foresite V”), 2,500,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by the Foresite Funds, and 696,250 shares of New Quantum-Si Class A common stock to be acquired by the Foresite Funds pursuant to the Subscription Agreements. Foresite Capital Management IV, LLC (“FCM IV”) is the general partner of Foresite IV and may be deemed to have sole voting and dispositive power over shares held by Foresite IV. Foresite Capital Management V, LLC (“FCM V”) is the general partner of Foresite V and may be deemed to have sole voting and dispositive power over shares held by Foresite V. Dr. James Tananbaum is the sole managing member of FCM IV and FCM V and may be deemed to have sole voting and dispositive power over shares held by Foresite IV and Foresite V. Each of FCM IV, FCM V and Dr. Tananbaum disclaims beneficial ownership of shares held by Foresite IV and Foresite V except to the extent of any pecuniary interest therein. The address of Foresite IV, Foresite V, FCM IV, FCM V and Dr. Tananbaum is 600 Montgomery Street, Suite 4500, San Francisco, CA 94111.

(12)
See footnotes 5 through 11.

(13)
Based on Schedule 13G/A filed by Linden Capital L.P. (“Linden Capital”) on January 29, 2021 reporting ownership as of December 31, 2020. As of December 31, 2020, each of Linden Advisors LP (“Linden Advisors”) and Mr. Sui Min (Joe) Wong may be deemed the beneficial owner of 700,000 shares. This amount consists of 626,134 shares held by Linden Capital and 73,866 shares held by separately managed accounts. As of December 31, 2020, each of Linden GP LLC and Linden Capital may be deemed the beneficial owner of the 626,134 shares held by Linden Capital. The principal business address for Linden Capital is Victoria Place, 31 Victoria Street, Hamilton HM10, Bermuda. The principal business address for each of Linden Advisors, Linden GP and Mr. Wong is 590 Madison Avenue, 15th Floor, New York, New York 10022.

(14)
Based on Schedule 13D/A filed by Deerfield Mgmt, L.P. (“Deerfield Mgmt”) on February 22, 2021. Consists of shares held by Deerfield Partners, L.P. (“Deerfield Partners”). After the Business Combination also includes 400,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by Deerfield Partners. Deerfield Mgmt is the general partner of Deerfield Partners. Deerfield Management Company, L.P. (“Deerfield Management”) is the investment manager of Deerfield Partners. James E.Flynn is the sole member of each of Deerfield Mgmt and Deerfield Management. Deerfield Mgmt, Deerfield Management and Mr. Flynn may be deemed to beneficially own the securities held by Deerfield Partners. The principal business address of Mr. Flynn, Deerfield Mgmt, Deerfield Partners and Deerfield Management is 345 Park Avenue South, New York, New York 10010.

(15)
Based on Schedule 13G/A filed by Radcliffe Capital Management, L.P. on February 16, 2021. Consists of shares beneficially owned by Radcliffe Capital Management, L.P., RGC Management Company, LLC, Steven B. Katznelson, Christopher Hinkel, Radcliffe SPAC Master Fund, L.P. and Radcliffe SPAC GP, LLC. Radcliffe Capital Management, L.P. is the relevant entity for which RGC Management Company, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons. Radcliffe SPAC Master Fund, L.P. is the relevant entity for which Radcliffe SPAC GP, LLC, Steven B. Katznelson and Christopher Hinkel may be considered control persons. The principal business address of these individuals and entities is 50 Monument Road, Suite 300, Bala Cynwyd, Pennsylvania 19004.
(16)
Based on Schedule 13G filed by Glenview Capital Management, LLC ("Glenview Capital Management") on March, 15, 2021. Consists of 39,874 shares held for the account of Glenview Capital Partners, L.P. (“Glenview Capital Partners”), 293,034 shares held for the account of Glenview Capital Master Fund, Ltd., 104,772 shares held for the account of Glenview Institutional Partners, L.P., 269,471 shares held for the account of Glenview Offshore Opportunity Master Fund, Ltd., 319,861 shares held for the account of Glenview Capital Opportunity Fund, L.P., and 6,727 shares held for the account of Glenview Healthcare Partners, L.P. (collectively, the Glenview Investment Funds"). After the Business Combination also includes 6,000,000 shares of HighCape Class A common stock to be purchased in the PIPE Financing by Glenview Capital Management. Glenview Capital Management serves as investment manager to each of the Glenview Investment Funds. Larry Robbins is the Chief Executive Officer of Glenview Capital Management. The address of the principal business office for Mr. Robbins, Glenview Capital Management and the Glenview Investment Funds is 767 Fifth Avenue, 44th Floor, New York, New York 10153.

NEW QUANTUM-SI MANAGEMENT AFTER THE BUSINESS COMBINATION
Board of Directors and Management
The following is a list of the persons who are anticipated to be New Quantum-Si’s directors and executive officers following the Business Combination and their ages as of May 1, 2021 and anticipated positions following the Business Combination.
Name	Age	Position
Executive Officers:
John Stark	47	Chief Executive Officer and Director
Claudia Drayton	53	Chief Financial Officer
Michael P. McKenna, Ph.D.	59	President and Chief Operating Officer
Matthew Dyer, Ph.D.	40	Chief Business Officer
Christian LaPointe, Ph.D.	50	General Counsel and Corporate Secretary
Non-Employee Directors:
Jonathan M. Rothberg, Ph.D.	58	Executive Chairman of the Board
Marijn Dekkers, Ph.D.	63	Director
Ruth Fattori	69	Director
Brigid A. Makes	65	Director
Michael Mina, M.D., Ph.D.	37	Director and Chief Medical Advisor
Kevin Rakin	60	Director
James Tananbaum, M.D.	58	Director
Executive Officers
John Stark has served as Quantum-Si’s Chief Executive Officer since November 2020. Prior to joining Quantum-Si, Mr. Stark served as Chief Executive Officer of Celsee, Inc., a single-cell analysis solutions provider, from January 2018 to April 2020, when Celsee, Inc. was acquired by Bio-Rad Laboratories, Inc. Mr. Stark previously served as Senior Vice President, Global Commercial Operations, Applied Markets of Fluidigm Corporation, a biotechnology tools provider, from October 2015 to October 2017. Before that, he served as Vice President, Clinical and Applied Markets at Life Technologies Corporation, a global biotechnology company, from October 2011 to October 2015. He also previously served as Senior Director of Sales at Pacific Biosciences of California, Inc., a provider of sequencing platforms, from September 2009 to September 2011, and as District Manager, East Region Industrial Sales, of Affymetrix, Inc., a provider of cellular and genetic analysis products, from April 2001 to January 2007. Mr. Stark earned his M.S. in Bioengineering from Arizona State University. Mr. Stark’s qualifications to serve on the board of directors of New Quantum-Si include his leadership experience in the healthcare industry, as well as his knowledge of Quantum-Si’s business.
Claudia Drayton has served as Quantum-Si’s Chief Financial Officer since April 2021. She previously served as Chief Financial Officer of CHF Solutions, Inc., or CHFS, from January 2015 to April 2021. During her tenure as Chief Financial Officer of CHFS, Ms. Drayton guided the company through the acquisition of its commercial product line, and the completion of several public equity offerings to finance the company’s commercial expansion. Prior to joining CHFS, Ms. Drayton spent 15 years at Medtronic plc, or Medtronic, a $30 billion global leader in the medical device industry. During her tenure at Medtronic, Ms. Drayton held multiple senior managerial finance positions, culminating with an assignment in Europe serving as Chief Financial Officer of the peripheral vascular business from 2010 to 2012 and, more recently, as Chief Financial Person of the integrated health solutions business from 2012 to 2014. In these capacities, her responsibilities and experiences included profitability management, strategic planning, mergers and acquisitions, planning and forecasting, and implementation of financial best practices. Before joining Medtronic, Ms. Drayton was an audit and business advisory manager at Arthur Andersen LLP for seven years. Ms. Drayton received her M.B.A. from the University of Minnesota’s Carlson School of Management and her B.S. from the University of Mary Hardin-Baylor and is a Certified Public Accountant (inactive).
Michael P. McKenna, Ph.D. has served as Quantum-Si’s President and Chief Operating Officer since December 2014. Prior to joining Quantum-Si, Dr. McKenna served as Vice President, R&D at Life Technologies Corporation, a global biotechnology company, from August 2011 to July 2014, and as a consultant to Life Technologies from February 2011 to August 2011. Prior to that, Dr. McKenna served as Chief Scientific Officer of Tethys Bioscience, Inc., a diagnostics company, from August 2004 to February 2011, and as Vice President of Curagen Corporation, a biopharmaceutical company, from 1993 to 2003. Dr. McKenna received his B.S. in molecular biology and German from Carnegie Mellon University and his Ph.D. in biology from Yale University.
Matthew Dyer, Ph.D. has served as Quantum-Si’s Chief Business Officer since December 2020, and served as Quantum-Si’s Chief Product Officer from September 2019 to December 2020 and Head of Product and Marketing from January 2015 to September 2019. Prior to joining Quantum-Si, from April 2014 to January 2015, Dr. Dyer was Head of Cloud and Telemedicine Strategy at the 4Catalyzer medical technology incubator. Prior to that, Dr. Dyer served in various roles at Life Technologies Corporation, a global biotechnology company, including as Associate Director and Group Leader, Information Applications from December 2012 to April 2014, Associate Director, Bioinformatics and Community, from February 2012 to December 2012, and Senior Product Manager, Bioinformatics and Community from August 2011 to February 2012. Dr. Dyer received his B.S. in bioinformatics and B.A. in Russian from Brigham Young University, his Ph.D. in genetics, bioinformatics and computational biology from Virginia Tech and his M.B.A. from the University of North Carolina.
Christian LaPointe, Ph.D. has served as Quantum-Si’s General Counsel since November 2020. Prior to joining Quantum-Si, Dr. LaPointe served as General Counsel at ArcherDX, Inc., a genomics company, from January 2015 to August 2019, and as Deputy General Counsel at ArcherDX from August 2019 to October 2020. Dr. LaPointe also served as General Counsel to Celsee, Inc., a single-cell analysis solutions provider, from August 2019 to June 2020. Previously, Dr. LaPointe was General Counsel at Thrive Bioscience, Inc., a cell culture instruments and software company, from August 2014 to July 2019, General Counsel of the Enzymatics enzyme solutions unit of QIAGEN N.V., from March 2013 to January 2015, General Counsel of Axios Biosciences, LLC, an oncology drug discovery company, from December 2012 to December 2014, and a litigation attorney at the law firm Sherin and Lodgen LLP from April 2012 to March 2013. Dr. LaPointe received his B.S. in biochemistry from the University of New Hampshire, his Ph.D. in biochemistry from Dartmouth College and his J.D. from Suffolk University Law School.
Non-Employee Directors
Jonathan M. Rothberg, Ph.D. is the founder of Quantum-Si and has served as the Executive Chairman of Quantum-Si’s board of directors since December 2015. He previously served as Quantum-Si’s Chief Executive Officer from December 2015 to November 2020. Dr. Rothberg is a scientist and entrepreneur who was awarded the National Medal of Technology and Innovation, the nation’s highest honor for technological achievement, by President Obama for inventing and commercializing high-speed DNA sequencing. Dr. Rothberg is the founder of the 4Catalyzer medical technology incubator and the founder and Chairman of its companies: Quantum-Si, Butterfly Network, Inc., AI Therapeutics, Inc. (formerly LAM Therapeutics, Inc.), Hyperfine Research, Inc., Tesseract Health, Inc., Liminal Sciences, Inc. (formerly EpilepsyCo Inc.), Detect, Inc. (formerly Homodeus Inc.) and 4Bionics LLC. These companies focus on using inflection points in medicine, such as deep learning, next-generation sequencing, and the silicon supply chain, to address global healthcare challenges. Dr. Rothberg previously founded and served as Chairman, Chief Executive Officer, and Chief Technology Officer of Ion Torrent Systems, Inc. from 2007 to 2010, and founded and served as Chairman and Chief Executive Officer of RainDance Technologies, Inc. from 2004 to 2009. From 1999 to 2007, Dr. Rothberg co-founded and served as Chairman of ClarifI, Inc., and from 1999 to 2006, he founded and served as Chairman, Chief Executive Officer and Chief Technology Officer of 454 Life Sciences Corporation. With 454 Life Sciences, Dr. Rothberg brought to market the first new way to sequence genomes since Sanger and Gilbert won the Nobel Prize for their method in 1980. With 454’s technology, Dr. Rothberg sequenced the first individual human genome, and with Svante Paabo he initiated the first large-scale effort to sequence ancient DNA (The Neanderthal Genome Project). Prior to 454 Life Sciences,

Dr. Rothberg founded and served as Chairman and Chief Executive Officer of CuraGen Corporation from 1993 to 2004. His contributions to the field of genome sequencing include the first non-bacterial cloning method (cloning by limited dilution) and the first massively parallel DNA sequencing method (parallel sequencing by synthesis on a single substrate), concepts that have formed the basis for all subsequent next generation sequencing technologies. Dr. Rothberg is an Ernst and Young Entrepreneur of the Year, is the recipient of The Wall Street Journal’s First Gold Medal for Innovation, SXSW Best in Show, Nature Methods First Method of the Year Award, the Connecticut Medal of Technology, the DGKL Biochemical Analysis Prize, and an Honorary Doctorate of Science from Mount Sinai. Dr. Rothberg is a member of the National Academy of Engineering, the Connecticut Academy of Science and Engineering, is a trustee of Carnegie Mellon University and an Adjunct Professor of Genetics at Yale University. Dr. Rothberg serves as Chairman of the Board of Directors of Butterfly Network, Inc. (NYSE:BFLY). Dr. Rothberg received his Ph.D., M.Phil. and M.S. in biology from Yale University and his B.S. in chemical engineering from Carnegie Mellon University. Dr. Rothberg’s qualifications to serve on New Quantum-Si’s board of directors include his significant scientific, executive and board leadership experience in the technology industry, as well as his knowledge of Quantum-Si’s business as Quantum-Si’s founder and Chairman.
Marijn Dekkers, Ph.D. has been nominated to serve as a member of New Quantum-Si’s board of directors for election at the Special Meeting. Since May 2017, Dr. Dekkers has served as a founder and the chairman of Novalis LifeSciences LLC, an investment and advisory firm for the life science industry. From October 2010 to April 2016, Dr. Dekkers served as chief executive officer of Bayer AG in Leverkusen, Germany, and from 2002 to 2009, he was chief executive officer of Thermo Fisher Scientific. Dr. Dekkers currently serves on the board of directors of the Foundation for the National Institutes of Health, Georgetown University, Quanterix Corporation and Cerevel Therapeutics, Inc. Dr. Dekkers received his Ph.D. and M.S. in chemical engineering from the University of Eindhoven and his bachelor’s degree in chemistry from the Radboud University, both in the Netherlands. Dr. Dekker’s qualifications to serve on the board of directors of New Quantum-Si include his extensive executive experience in the healthcare industry and his significant corporate governance experience.
Ruth Fattori has been nominated to serve as a member of New Quantum-Si’s board of directors for election at the Special Meeting. Since January 2019, Ms. Fattori serves as the managing Partner of Pecksland Partners, a consulting firm dedicated to advising board of directors, CEOs and senior executives on human resources issues. She also serves as a Senior Advisor at the Boston Consulting Group supporting their CEO Advisory program and People and Organization Practice. From February 2013 through December 2018, Ms. Fattori served in various roles at PepsiCo, Inc., most recently as Executive Vice President and Chief Human Resources Officer. From 2010 to February 2013, she served as Managing Partner of Pecksland Partners, and from 2008 to 2009 she was Executive Vice President and Chief Administrative Officer for MetLife. Earlier, she was the Executive Vice President and Chief Human Resources Officer at Motorola. Ms. Fattori received her B.S. in mechanical engineering from Cornell University. Ms. Fattori’s qualifications to serve on the board of directors of New Quantum-Si include her extensive executive and human resources management experience.
Brigid A. Makes has been nominated to serve as a member of New Quantum-Si’s board of directors for election at the Special Meeting. Ms. Makes has served as an independent consultant for medical device and healthcare companies since July 2017, specifically advising on financial, funding and strategic responsibilities. From September 2011 to July 2017, Ms. Makes served as Senior Vice President and Chief Financial Officer of Miramar Labs, Inc., a biotechnology company focused on aesthetics and dermatology. From 2006 to 2011, Ms. Makes served as Senior Vice President and Chief Financial Officer of AGA Medical Corporation, a medical device company developing interventional devices for the minimally invasive treatment of structural heart defects and peripheral vascular disorders. Prior to joining AGA, Ms. Makes held various positions at Nektar Therapeutics Inc. from 1999 to 2006, including serving as Chief Financial Officer. Prior to 1999, Ms. Makes also served as Chief Financial Officer at Oravax Inc. and Haemonetics Corp. Since September 2020, Ms. Makes has served as a member of the board of directors of Aziyo Biologics, a publicly traded regenerative medicine company, where Ms. Makes serves on the Audit Committee, and the Nominating and Corporate Governance Committee. Since December 2019, Ms. Makes has also been a member of the board of directors of Mind Medicine (MindMed) Inc., a publicly traded neuro-pharmaceutical company, where Ms. Makes serves on the Audit Committee, and the Compensation, Nominating and Governance Committee. Ms. Makes holds an M.B.A. from Bentley University and a

Bachelor of Commerce degree in Finance & International Business from McGill University. Ms. Makes’ qualifications to serve on the board of directors of New Quantum-Si include her extensive executive leadership experience in the healthcare and life sciences industries and her experience serving on the board of directors of other publicly traded companies.
Michael Mina, M.D., Ph.D. has been nominated to serve as a member of New Quantum-Si’s board of directors for election at the Special Meeting and has served as Quantum-Si’s Chief Medical Advisor since April 2021. Since June 2019 Dr. Mina has served as an assistant professor of epidemiology at the Harvard T.H. Chan School of Public Health and a core member of the School’s Center for Communicable Disease Dynamics (CCDD), as well as assistant professor in immunology and infectious diseases at the Harvard Chan School, and associate medical director in clinical microbiology (molecular diagnostics) in the Department of Pathology at Brigham and Women’s Hospital, Harvard Medical School. From June 2016 to June 2019, he was a resident physician in clinical pathology at Brigham and Women’s Hospital. Dr. Mina received his B.S. in engineering and global health from Dartmouth College. He received his M.D. and Ph.D. from Emory University. Dr. Mina’s qualifications to serve on the board of directors of New Quantum-Si include his scientific experience in the healthcare field as well as his medical background.
Kevin Rakin has been HighCape’s Chief Executive Officer and a member of HighCape’s board of directors since June 2020. Since October 2013, Mr. Rakin has been a co-founder and partner of HighCape, and he brings more than 30 years of experience as an executive and investor in the life sciences industry. Most recently, he served as the President of Shire Regenerative Medicine LLC, or SRM, from June 2011 to November 2012. Prior to joining SRM, Mr. Rakin was the Chairman and Chief Executive Officer of Advanced BioHealing, Inc. from 2007 until its acquisition by SRM in 2011. Before that, he served as an Executive-In-Residence at Canaan Partners, a venture capital firm. Until its merger with Clinical Data, Inc. in 2005, Mr. Rakin was the co-founder, President and Chief Executive Officer of Genaissance Pharmaceuticals. Inc., a pharmacogenomics company. He is currently on the boards of directors of Aziyo Biologics, Inc. (Chairman), Cybrexa, Inc., Oramed Pharmaceuticals, Inc., Convexity Scientific, Inc. (Chairman) and Nyxoah S.A. Mr. Rakin received his M.B.A. from Columbia University and B.Com. (Hons) from the University of Cape Town, South Africa. Mr. Rakin’s qualifications to serve on the New Quantum-Si board of directors include his extensive experience in the life sciences industry, as both an executive and an investor and his network of contacts in the industry.
James Tananbaum, M.D. has been nominated to serve as a member of New Quantum-Si’s board of directors for election at the Special Meeting. Dr. Tananbaum is a founder of Foresite Capital Management, LLC, or Foresite, and has served as its Chief Executive Officer since 2010. Earlier in his career, Dr. Tananbaum founded GelTex Pharmaceuticals Inc. (GELX acquired by SANOFI/Genzyme) while a student at Harvard University and founded and was start-up Chief Executive Officer for Theravance Biopharma, Inc. (TBPH and INVA). Dr. Tananbaum received his M.D. from Harvard Medical School, his M.B.A. from Harvard Business School, and his B.S. and B.S.E.E. in applied math and electrical engineering/computer science from Yale University. Dr. Tananbaum’s qualifications to serve on the New Quantum-Si board of directors include his significant executive leadership experience and his experience in the healthcare industry.
Corporate Governance
New Quantum-Si will structure its corporate governance in a manner that Quantum-Si and HighCape believe will closely align New Quantum-Si’s interests with those of its stockholders following the Business Combination. Notable features of this corporate governance include:
•
New Quantum-Si will have independent director representation on its audit committee immediately at the time of the Business Combination, and its independent directors will meet regularly in executive sessions without the presence of its corporate officers or non-independent directors;

•
at least one of its directors will qualify as an “audit committee financial expert” as defined by the SEC; and

•
it will implement a range of other corporate governance best practices, including placing limits on the number of directorships held by its directors to prevent “overboarding” and implementing a robust director education program.

Role of Board in Risk Oversight
The board of directors will have extensive involvement in the oversight of risk management related to New Quantum-Si and its business and will accomplish this oversight through the regular reporting to the board of directors by the audit committee. The audit committee will represent the board of directors by periodically reviewing New Quantum-Si’s accounting, reporting and financial practices, including the integrity of its financial statements, the surveillance of administrative and financial controls and its compliance with legal and regulatory requirements. Through its regular meetings with management, including the finance, legal and information technology functions, the audit committee will review and discuss all significant areas of New Quantum-Si’s business and summarize for the board of directors all areas of risk and the appropriate mitigating factors. In addition, the board of directors will receive periodic detailed operating performance reviews from management.
Controlled Company Exemption
After the completion of the Business Combination, Jonathan M. Rothberg, Ph.D. will beneficially own a majority of the voting power of all outstanding shares of New Quantum-Si’s common stock. As a result, New Quantum-Si will be a “controlled company” within the meaning of the Nasdaq Listing Rules. Under the Nasdaq Listing Rules, a company of which more than 50% of the voting power for the election of directors is held by an individual, group or another company is a “controlled company” and may elect not to comply with certain corporate governance standards, including the requirements (1) that a majority of its board of directors consist of independent directors, (2) that its board of directors have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities and (3) that director nominees must either be selected, or recommended for the board’s selection, either by independent directors constituting a majority of the board’s independent directors in a vote in which only independent directors participate, or a nominating and corporate governance committee comprised solely of independent directors with a written charter addressing the committee’s purpose and responsibilities. For at least some period following the Business Combination, New Quantum-Si may utilize these exemptions since the board has not yet made a determination with respect to the independence of any directors. Pending such determination, you may not have the same protections afforded to stockholders of companies that are subject to all of these corporate governance requirements. If New Quantum-Si ceases to be a “controlled company” and its shares continue to be listed on the Nasdaq, New Quantum-Si will be required to comply with these standards and, depending on the board’s independence determination with respect to its then-current directors, New Quantum-Si may be required to add additional directors to its board in order to achieve such compliance within the applicable transition periods.
Composition of the New Quantum-Si Board of Directors After the Business Combination
New Quantum-Si’s business and affairs will be managed under the direction of its board of directors. Following the Business Combination, the board of directors will be declassified and the directors will be elected annually.
Board Committees
After the completion of the Business Combination, the standing committees of the New Quantum-Si Board will consist of an audit committee, a compensation committee and a nominating and corporate governance committee. The New Quantum-Si Board may from time to time establish other committees.
New Quantum-Si’s chief executive officer and other executive officers will regularly report to the non-executive directors and the audit, the compensation and the nominating and corporate governance committees to ensure effective and efficient oversight of our activities and to assist in proper risk management and the ongoing evaluation of management controls. We believe that the leadership structure of the New Quantum-Si Board will provide appropriate risk oversight of New Quantum-Si’s activities given the controlling interests held by Jonathan M. Rothberg, Ph.D.
Audit Committee
Upon the completion of the Business Combination, we expect New Quantum-Si to have an audit committee, consisting of Brigid A. Makes, who will be serving as the chairperson, Marijn Dekkers, Ph.D.

and Ruth Fattori. We expect that each member of the audit committee will qualify as an independent director under the Nasdaq Listing Rules and the independence requirements of Rule 10A-3 under the Exchange Act. Following the Business Combination, the New Quantum-Si Board will determine which member of its audit committee qualifies as an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K and possesses financial sophistication, as defined under the rules of the Nasdaq.
The purpose of the audit committee will be to prepare the audit committee report required by the SEC to be included in New Quantum-Si’s proxy statement and to assist the board of directors in overseeing and monitoring (1) the quality and integrity of the financial statements, (2) compliance with legal and regulatory requirements, (3) New Quantum-Si’s independent registered public accounting firm’s qualifications and independence, (4) the performance of New Quantum-Si’s internal audit function, if any, and (5) the performance of New Quantum-Si’s independent registered public accounting firm.
The board of directors will adopt a written charter for the audit committee which will be available on New Quantum-Si’s website upon the completion of the Business Combination.
Compensation Committee
Upon the completion of the Business Combination, we expect New Quantum-Si to have a compensation committee, consisting of Ruth Fattori, who will be serving as the chairperson, Marijn Dekkers, Ph.D. and James Tananbaum, M.D.
The purpose of the compensation committee is to assist the board of directors in discharging its responsibilities relating to (1) setting New Quantum-Si’s compensation program and compensation of its executive officers and directors, (2) monitoring New Quantum-Si’s incentive and equity-based compensation plans and (3) preparing the compensation committee report required to be included in New Quantum-Si’s proxy statement under the rules and regulations of the SEC.
The board of directors will adopt a written charter for the compensation committee, which will be available on New Quantum-Si’s website upon the completion of the Business Combination.
Nominating and Corporate Governance Committee
Upon the completion of the Business Combination, we expect New Quantum-Si to have a nominating and corporate governance committee, consisting of Jonathan M. Rothberg, Ph.D., who will be serving as the chairperson, and Kevin Rakin.
The purpose of the nominating and corporate governance committee will be to assist the board of directors in discharging its responsibilities relating to (1) identifying individuals qualified to become new board of directors members, consistent with criteria approved by the board of directors, (2) reviewing the qualifications of incumbent directors to determine whether to recommend them for reelection and selecting, or recommending that the board of directors select, the director nominees for the next annual meeting of stockholders, (3) identifying board of directors members qualified to fill vacancies on any board of directors committee and recommending that the board of directors appoint the identified member or members to the applicable committee, (4) reviewing and recommending to the board of directors corporate governance principles applicable to New Quantum-Si, (5) overseeing the evaluation of the board of directors and management and (6) handling such other matters that are specifically delegated to the committee by the board of directors from time to time.
The board of directors will adopt a written charter for the nominating and corporate governance committee which will be available on New Quantum-Si’s website upon completion of the Business Combination.
Code of Business Conduct
New Quantum-Si will adopt a new code of business conduct that applies to all of its directors, officers and employees, including its principal executive officer, principal financial officer and principal accounting officer, which will be available on New Quantum-Si’s website upon the completion of the Business

Combination. New Quantum-Si’s code of business conduct is a “code of ethics,” as defined in Item 406(b) of Regulation S-K. Please note that New Quantum-Si’s Internet website address is provided as an inactive textual reference only. New Quantum-Si will make any legally required disclosures regarding amendments to, or waivers of, provisions of its code of ethics on its Internet website.
Compensation Committee Interlocks and Insider Participation
No member of the HighCape compensation committee was at any time during fiscal year 2021, or at any other time, one of HighCape’s officers or employees. None of HighCape’s executive officers has served as a director or member of a compensation committee (or other committee serving an equivalent function) of any entity, one of whose executive officers served as a director of the HighCape Board or member of HighCape’s compensation committee.
Independence of the Board of Directors
Nasdaq rules generally require that independent directors must comprise a majority of a listed company’s board of directors. As a controlled company, Quantum-Si is largely exempt from such requirements. Based upon information requested from and provided by each proposed director concerning his or her background, employment and affiliations, including family relationships, we have determined that Marijn Dekkers, Ph.D., Ruth Fattori, Brigid A. Makes and James Tananbaum, M.D., representing four (4) of New Quantum-Si’s eight (8) proposed directors, will be “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the Nasdaq.
Compensation of Directors and Executive Officers
Overview
Following the Closing of the Business Combination, we expect New Quantum-Si’s executive compensation program to be consistent with Quantum-Si’s existing compensation policies and philosophies, which are designed to:
•
attract, retain and motivate senior management leaders who are capable of advancing Quantum-Si’s mission and strategy and, ultimately, creating and maintaining its long-term equity value. Such leaders must engage in a collaborative approach and possess the ability to execute its business strategy in an industry characterized by competitiveness and growth;

•
reward senior management in a manner aligned with Quantum-Si’s financial performance; and

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align senior management’s interests with Quantum-Si’s equity owners’ long-term interests through equity participation and ownership.

Following the Closing of the Business Combination, decisions with respect to the compensation of New Quantum-Si’s executive officers, including its named executive officers, will be made by the compensation committee of the board of directors. The following discussion is based on the present expectations as to the compensation of the named executive officers and directors following the Business Combination. The actual compensation of the named executive officers will depend on the judgment of the members of the compensation committee and may differ from that set forth in the following discussion. New Quantum-Si expects to award approximately $3,000,000 in transaction bonuses to certain executive officers and key employees and service providers in connection with the Closing.
We anticipate that compensation for New Quantum-Si’s executive officers will have the following components: base salary, cash bonus opportunities, long-term incentive compensation, broad-based employee benefits, supplemental executive perquisites and severance benefits. Base salaries, broad-based employee benefits, supplemental executive perquisites and severance benefits will be designed to attract and retain senior management talent. New Quantum-Si will also use cash bonuses and long-term equity awards to promote performance-based pay that aligns the interests of its named executive officers with the long-term interests of its equity owners and to enhance executive retention.

Base Salary
We expect that New Quantum-Si’s named executive officers’ base salaries in effect prior to the Business Combination will continue as described under “New Quantum-Si Management after the Business Combination — Compensation of Directors and Executive Officers” subject to increases made in connection with Quantum-Si’s annual review of its named executive officers’ base salaries, and be reviewed annually by the compensation committee.
Annual Bonuses
We expect that New Quantum-Si will use annual cash incentive bonuses for the named executive officers to motivate their achievement of short-term performance goals and tie a portion of their cash compensation to performance. We expect that, near the beginning of each year, the compensation committee will select the performance targets, target amounts, target award opportunities and other terms and conditions of annual cash bonuses for the named executive officers, subject to the terms of their employment agreements. Following the end of each year, the compensation committee will determine the extent to which the performance targets were achieved and the amount of the award that is payable to the named executive officers.
Stock-Based Awards
We expect New Quantum-Si to use stock-based awards in future years to promote its interests by providing the executives with the opportunity to acquire equity interests as an incentive for their remaining in its service and aligning the executives’ interests with those of New Quantum-Si’s equity holders. Stock-based awards will be awarded in future years under the New Quantum-Si 2021 Equity Incentive Plan, which has been adopted by the HighCape Board and is being submitted to HighCape’s stockholders for approval at the Special Meeting. For a description of the New Quantum-Si 2021 Equity Incentive Plan, please see “The Equity Incentive Plan Proposal.”
Other Compensation
We expect New Quantum-Si to continue to maintain various broad-based employee benefit plans similar to those in effect prior to the Business Combination, including medical, dental, vision, life insurance and 401(k) plans, paid vacation, sick leave and holidays and employee assistance program benefits in which the named executive officers will participate. We also expect New Quantum-Si to continue to provide its named executive officers with specified perquisites and personal benefits currently provided by Quantum-Si.
Director Compensation
Following the Business Combination, non-employee directors of New Quantum-Si will receive varying levels of compensation for their services as directors and members of committees of the New Quantum-Si Board. New Quantum-Si anticipates determining director compensation in accordance with industry practice and standards.

QUANTUM-SI’S EXECUTIVE AND DIRECTOR COMPENSATION
Introduction
This section provides an overview of Quantum-Si’s executive compensation programs, including a narrative description of the material factors necessary to understand the information disclosed in the summary compensation table below.
As of December 31, 2020, Quantum-Si’s named executive officers (“Named Executive Officers” or “NEOs”) were:
•
John Stark, Chief Executive Officer,

•
Michael P. McKenna, Ph.D., President and Chief Operating Officer, and

•
Matthew Dyer, Ph.D., Chief Business Officer.

The objective of Quantum-Si’s compensation program is to provide a total compensation package to each NEO that will enable Quantum-Si to attract, motivate and retain outstanding individuals, align the interests of our executive team with those of our equity holders, encourage individual and collective contributions to the successful execution of our short- and long-term business strategies and reward NEOs for performance. The Quantum-Si Board has historically determined the compensation for the NEOs.
For 2020, the compensation program for the NEOs consisted of a base salary and incentive compensation delivered in the form of cash bonuses and time-based stock option awards, each as described below:
•
Base Salary.   Base salary is paid to attract and retain qualified talent and is set at a level that is commensurate with the executive’s duties and authorities, contributions, prior experience and sustained performance.

•
Cash Bonuses.   Cash bonuses are paid to incentivize the NEOs to achieve annual financial and operating performance metrics and have been paid at the discretion of the Quantum-Si Board.

Summary Compensation Table
The following table shows information concerning the annual compensation for services provided to Quantum-Si by our NEOs for the year ended December 31, 2020.
Name and Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)(1)	All Other Compensation ($)	Total ($)
John Stark, Chief Executive Officer and Director(2)	2020	$58,333	—	—	—	$57,564(3)	$65,897
Michael P. McKenna, Ph.D., President and Chief Operating Officer	2020	$262,500	$75,000	—	—	—	$337,500
Matthew Dyer, Ph.D., Chief Business Officer	2020	$262,500	$75,000	—	$257,500(4)	$58,868(5)	$653,868

(1)
The amount represents the aggregate grant date fair value for option awards computed in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718, or ASC 718. A discussion of Quantum-Si’s methodology for determining grant date fair value may be found in Note 9 to our audited financial statements for the year ended December 31, 2020.

(2)
Mr. Stark joined Quantum-Si as its Chief Executive Officer on November 2, 2020. His current annual base salary is $350,000.

(3)
Consists of a temporary housing allowance of $7,564, provided to Mr. Stark.

(4)
Dr. Dyer was granted an option to purchase 183,633 shares of Quantum-Si common stock in May 2020 with an exercise price per share of $2.31, the fair market value of the common stock on the grant date. The shares underlying this option vest, subject to continued service, as follows: 15,300 of the shares were vested as of the grant date, with the remainder vesting in equal monthly installments over the following 44 months.
(5)
Consists of a housing allowance of $58,868 provided to Dr. Dyer.

Outstanding Equity Awards at 2020 Fiscal Year-End
The following table shows information regarding outstanding equity awards held by the NEOs as of December 31, 2020.
		Option Awards					Stock Awards
Name	Grant Date	Number of Securities Underlying Unexercised Options Exercisable (#)	Number of Securities Underlying Unexercised Options Unexercisable (#)	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	Option Exercise Price	Option Expiration Date	Number of Shares or Units That have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units Or Other Rights That Have Not Vested
John Stark		—	—	—	—	—	—	—	—	—
Michael P. McKenna, Ph.D.		—	—	—	—	—	—	—	—	—
Matthew Dyer, Ph.D.	6/28/2016	4,050	—		$1.91	6/28/2026	—	—	—	—
	7/26/2016	75,000	—	—	$1.91	7/26/2026	—	—	—	—
	10/10/2016	1,700	—	—	$1.91	10/10/2026	—	—	—	—
	12/22/2016	25,017	—	—	$1.91	12/22/2026	—	—	—	—
	6/27/2017	10,600	—	—	$2.04	6/27/2027	—	—	—	—
	1/11/2018	37,484(1)	12,516	—	$2.04	1/11/2028	—	—	—	—
	8/23/2019	99,984(2)	100,016	—	$2.41	8/23/2029	—	—	—	—
	8/23/2019	125,000(3)	175,000	—	$2.41	8/23/2029	—	—	—	—
	5/17/2020	45,900(4)	137,733	—	$2.31	5/17/2030	—	—	—	—

(1)
Represents an option to purchase 50,000 shares of Quantum-Si common stock granted on January 11, 2018. The shares underlying this option vest, subject to continued service, as follows: 25% of the shares vested on December 31, 2018, with the remainder vesting in equal monthly installments over the following 36 months.

(2)
Represents an option to purchase 200,000 shares of Quantum-Si common stock granted on August 23, 2019. The shares underlying this option vest, subject to continued service, as follows: 29,162 of the shares were vested as of the grant date, with the remainder vesting in equal monthly installments over the following 41 months.

(3)
Represents an option to purchase 300,000 shares of Quantum-Si common stock granted on August 23, 2019. The shares underlying this option vest, subject to continued service, as follows: 18,750 of the shares were vested as of the grant date, with the remainder vesting in equal monthly installments over the following 45 months.

(4)
Represents an option to purchase 183,633 shares of Quantum-Si common stock granted on May 17, 2020. The shares underlying this option vest, subject to continued service, as follows: 15,300 of the shares were vested as of the grant date, with the remainder vesting in equal monthly installments over the following 44 months.

Employment Arrangements
Quantum-Si entered into an Offer Letter of Employment with Mr. Stark as Quantum-Si’s Chief Executive Officer on October 28, 2020, an Offer Letter of Employment with Ms. Drayton as Quantum-Si’s Chief Financial Officer on March 23, 2021, an Offer Letter of Employment with Dr. McKenna in June 2015, and an Offer Letter of Employment with Dr. Dyer in March 2016, the material terms of which are described below. In addition, each named executive officer has entered into a confidentiality agreement obligating the officer to refrain from disclosing any of Quantum-Si’s proprietary information received during the course of employment.
John Stark
Quantum-Si entered into an Offer Letter of Employment with Mr. Stark as Quantum-Si’s Chief Executive Officer on October 28, 2020. Pursuant to the terms of his Offer Letter, Mr. Stark’s initial annual base salary is $350,000. Beginning in 2021, Mr. Stark is eligible to receive annual discretionary bonuses of up to 60% of his annual base salary, provided that he is employed with Quantum-Si through the scheduled date of payment of such bonuses. With respect to his bonus for 2021, any bonus determined by the Quantum-Si Board will be payable only upon Quantum-Si achieving commercial revenue in excess of $20 million. Upon the closing of a sale or merger of Quantum-Si (excluding the Business Combination) prior to December 31, 2021, Mr. Stark will receive an additional $250,000 bonus payable upon the closing of such transaction. Under the terms of the Offer Letter, Mr. Stark is entitled to receive a payment of $50,000 following his relocation, to cover relocation expenses that must be repaid to Quantum-Si if Mr. Stark voluntarily terminates his employment before November 2, 2021, as well as a monthly housing allowance of $2,500 (net of required taxes) as a temporary housing stipend until his relocation.
In February 2021, Quantum-Si entered into a Letter Agreement with Mr. Stark that provided for a grant of Quantum-Si restricted stock units (“RSUs”) in lieu of the options referred to in Mr. Stark’s Offer Letter of Employment. Pursuant to the Letter Agreement, Mr. Stark was granted 2,136,000 RSUs with 25% to vest on January 7, 2022, and the remainder vesting in equal quarterly installments over the following three years beginning with the quarter ending March 31, 2022, contingent on the consummation of the Business Combination, and subject to Mr. Stark’s continued employment on each vesting date. Pursuant to the Letter Agreement, Mr. Stark also received an additional award of 569,000 RSUs that will vest (i) on the closing of a financing in excess of $50 million within three years of Mr. Stark’s start date at a share price greater than $16.08 (as adjusted), or (ii) if Quantum-Si is a publicly listed company and within three years of Mr. Stark’s start date the closing price of Quantum-Si’s shares is $16.08 or more for any 20 trading days within any 30 consecutive trading day period, contingent on the consummation of the Business Combination, and subject to Mr. Stark’s continued employment on the vesting date.
Claudia Drayton
Quantum-Si entered into an Offer Letter for Employment with Ms. Drayton as Quantum-Si’s Chief Financial Officer on March 23, 2021. Pursuant to the terms of her Offer Letter, Ms. Drayton’s initial annual base salary is $330,000. Beginning in 2021, Ms. Drayton is eligible to receive annual discretionary bonuses of up to 50% of her annual base salary, provided that she is employed with Quantum-Si through the scheduled date of payment of such bonuses. Ms. Drayton is entitled to receive a payment of $50,000 following her relocation, to cover relocation expenses that must be repaid to Quantum-Si if Ms. Drayton voluntarily terminates her employment prior to 12 months from the payment date of such relocation payment.
Pursuant to the Offer Letter, Ms. Drayton was granted 120,000 RSUs and 240,000 stock options with an exercise price of $7.54 per share, with 25% of each award to vest on June 30, 2022, and the remainder of the options vesting in equal monthly installments, over the following three years and the remainder of the RSUs vesting in equal quarterly installments over the following three years, subject to Ms. Drayton’s continued employment on each vesting date, and subject to the consummation of the Business Combination in the case of the RSUs.
Michael P. McKenna, Ph.D.
Quantum-Si entered into a consulting agreement with Dr. McKenna in December 2014. Pursuant to his consulting agreement, Dr. McKenna received an option to purchase 62,500 shares of Quantum-Si common stock granted December 18, 2014, which vested semi-monthly in six installments over a three month period from January 15, 2015 to March 31, 2015. Quantum-Si entered into an Offer Letter of Employment with Dr. McKenna, as Quantum-Si’s President and Chief Operating Officer, on June 1, 2015. Pursuant to the terms of his Offer Letter, Dr. McKenna’s then annual base salary was $200,000. Dr. McKenna’s current annual base salary is $275,625. Pursuant to his Offer Letter, Dr. McKenna received 937,500 shares of restricted stock in Quantum-Si, of which 20% vested on March 31, 2016 and the remainder vested in equal monthly installments over the following 36-months.
In January 2020, Quantum-Si entered into a Severance and Accelerated Vesting Arrangements Letter with Dr. McKenna (the “McKenna Severance Letter”). Under the McKenna Severance Letter, in the event that within the one-year period following a Change of Control (the “Change of Control Period”), Dr. McKenna’s employment is terminated without Cause (as defined in the McKenna Severance letter), or terminated by Dr. McKenna for Good Reason (as defined in the McKenna Severance Letter), Dr. McKenna will be entitled to (i) payment in an amount equal to six months of his then current base salary plus 50% of his then current target annual bonus payable over a six-month period, (ii) payment of an amount equal to COBRA premiums for up to six months, and (iii) accelerated vesting of 100% of any then unvested options granted prior to the Change of Control and assumed by an acquiring company in the Change of Control. If Dr. McKenna remains employed through the Change of Control Period, 100% of his options granted prior to the Change of Control will become fully vested.
In February 2020, Quantum-Si entered into a Sales Incentive and Retention Letter with Dr. McKenna providing that Dr. McKenna would have been eligible for a sales incentive bonus based on Quantum-Si gross sales in the amount of $100,000, $250,000 or $500,000, in the event gross sales for 2020 exceed $10 million, $20 million or $30 million, respectively. In addition, Dr. McKenna would have been entitled to a bonus in the event of a sale of Quantum-Si prior to December 31, 2020 in the amount of $250,000 or $500,000, in the event the valuation of Quantum-Si in the sale transaction exceeds $750 million or $1.0 billion, respectively. This agreement terminated without payment on December 31, 2020.
Matthew Dyer, Ph.D.
Quantum-Si entered into a consulting agreement with Dr. Dyer in February 2015. Quantum-Si entered into an Offer Letter of Employment letter with Dr. Dyer, as Quantum-Si’s Head of Informatics and Cloud Strategy in March 2016. Dr. Dyer became Chief Business Officer of Quantum-Si in December 2020. Pursuant to the terms of the Offer Letter, Dr. Dyer’s then annual base salary was $145,000. Dr. Dyer’s current annual base salary is $275,625. Dr. Dyer also receives a monthly housing allowance of $4,500 as a housing stipend.
In January 2020, Quantum-Si entered into a Severance and Accelerated Vesting Arrangements Letter with Dr. Dyer (the “Dyer Severance Letter”). Under the Dyer Severance Letter, in the event that within the Change of Control Period, Dr. Dyer’s employment is terminated without Cause (as defined in the Dyer Severance Letter), or terminated by Dr. Dyer for Good Reason (as defined in the Dyer Severance Letter), Dr. Dyer will be entitled to (i) payment in an amount equal to six months of his then current base salary plus 50% of his then current target annual bonus payable over a six-month period, (ii) payment of an amount equal to COBRA premiums for up to six months, and (iii) accelerated vesting of 100% of any then unvested options granted prior to the Change of Control and assumed by an acquiring company in the Change of Control. If Dr. Dyer remains employed through the Change of Control Period, 100% of his options granted prior to the Change of Control will become fully vested.
In February 2020, Quantum-Si entered into a Sales Incentive and Retention Letter with Dr. Dyer providing that Dr. Dyer would have been eligible for a sales incentive bonus based on Quantum-Si gross sales in the amount of $100,000, $250,000 or $500,000, in the event gross sales for 2020 exceed $10 million, $20 million or $30 million, respectively. In addition, Dr. Dyer would have been entitled to a bonus in the event of a sale of Quantum-Si prior to December 31, 2020 in the amount of $250,000 or $500,000, in the event the valuation of Quantum-Si in the sale transaction exceeds $750 million or $1.0 billion, respectively. This agreement terminated without payment on December 31, 2020.
For purposes of the McKenna Severance Letter and the Dyer Severance Letter, Change of Control is defined as either: (i) a transaction or series of related transactions in which an individual, firm, corporation, partnership, association, limited liability company, trust or any other entity (“Person”), or a group of related Persons, acquires from stockholders of Quantum-Si shares representing more than fifty percent (50%) of the outstanding voting power of Quantum-Si; or (ii) a transaction that qualifies as a “Deemed Liquidation Event” as defined in Quantum-Si’s Certificate of Incorporation. Notwithstanding the foregoing, “Change of Control” shall not include any transaction or series of related transactions involving Quantum-Si or any of its assets or securities whereby either (i) stockholders of Quantum-Si or any of them as of immediately prior to such transaction or series of related transactions control as of immediately after such transaction or series of related transactions, directly or indirectly, Quantum-Si or the surviving entity as a result of any merger of Quantum-Si or the entity or entities to which all or substantially all of Quantum-Si’s assets have been assigned, contributed, exclusively licensed or transferred or (ii) Quantum-Si is a party to a business combination, merger, reorganization, consolidation or any similar transaction or series of related transactions that involves other entities under common control with Quantum-Si as of immediately prior to such transaction or series of related transactions.
Employee Benefits
Quantum-Si’s NEOs participate in employee benefit programs available to its employees generally, including a tax-qualified 401(k) plan. Quantum-Si did not maintain any executive-specific benefit or perquisite programs in 2020.
Equity Incentive Plan and Stock Option Awards
The Quantum-Si Board adopted, and Quantum-Si’s stockholders approved, the Quantum-Si Network, Inc. 2013 Employee, Director and Consultant Equity Incentive Plan (the “Quantum-Si 2013 Equity Incentive Plan”) in 2013. The Quantum-Si 2013 Equity Incentive Plan has been periodically amended, most recently on March 12, 2021 in order to increase the number of shares of Quantum-Si common stock available for issuance pursuant to the Quantum-Si 2013 Equity Incentive Plan. The Quantum-Si 2013 Equity Incentive Plan permits the grant of incentive stock options (“ISOs”), non-qualified stock options, restricted and unrestricted stock awards, restricted stock units and other stock-based awards. ISOs may be granted only to Quantum-Si’s employees and to any of Quantum-Si’s subsidiary corporation’s employees. All other awards may be granted to employees, directors and consultants of Quantum-Si and to any of Quantum-Si’s parent or subsidiary corporation’s employees or consultants. Following the Business Combination, no further awards will be granted out of the Quantum-Si 2013 Equity Incentive Plan.
The Quantum-Si Board, or any committee to which the Quantum-Si Board delegates authority, is authorized to administer the Quantum-Si 2013 Equity Incentive Plan. In addition, consistent with the terms of the Quantum-Si 2013 Equity Incentive Plan, the Quantum-Si Board may modify or amend outstanding awards, or accept the surrender of outstanding awards and substitute new awards, accelerate the time(s) at which an award may vest or be exercised, and construe and interpret the terms of the Quantum-Si 2013 Equity Incentive Plan and awards granted thereunder.
Upon a merger, consolidation, or sale of all or substantially all of Quantum-Si’s assets, the Quantum-Si Board or any committee to which the Quantum-Si Board delegates authority, or the board of directors of any corporation assuming the obligations under the Quantum-Si 2013 Equity Incentive Plan, may, in its sole discretion, take any one or more of the following actions pursuant to the Quantum-Si 2013 Equity Incentive Plan, as to some or all outstanding awards, to the extent not otherwise agreed under any individual agreement: (i) provide that outstanding options will be assumed or substituted for options of the successor corporation; (ii) provide that the outstanding options must be exercised within a certain number of days, either to the extent the options are then exercisable, or at the Quantum-Si Board’s discretion, any such options being made partially or fully exercisable; (iii) terminate outstanding options in exchange for a cash payment of an amount equal to the difference between (a) the consideration payable upon consummation of the corporate transaction to a holder of the number of shares into which such option would have been exercisable to the extent then exercisable, or in the Quantum-Si Board’s discretion, any such options being made partially or fully exercisable, and (b) the aggregate exercise price of those options; (iv) provide that outstanding stock awards will be substituted for shares of the successor corporation or consideration payable with respect to our outstanding stock in connection with the corporate transaction; and (v) terminate outstanding stock awards in exchange for payment of an amount equal to the consideration payable upon consummation of the corporate transaction to a holder of the same number of shares comprising the stock award, to the extent the stock award is no longer subject to vesting or forfeiture, or at the Quantum-Si Board’s discretion, all vesting and forfeiture provisions being waived upon the corporate transaction. For purposes of determining such payments, in the case of a corporate transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair market value thereof as determined in good faith by the Quantum-Si Board. In connection with the Business Combination, HighCape will assume the Quantum-Si 2013 Equity Incentive Plan, and all outstanding awards will remain subject to the terms and conditions of the Quantum-Si 2013 Equity Incentive Plan.
The Quantum-Si Board may amend, modify, or terminate the Quantum-Si 2013 Equity Incentive Plan at any time. The Quantum-Si Board must obtain stockholder approval of any plan amendment to the extent required.
New Quantum-Si Equity Incentive Plan
Please see “The Equity Incentive Plan Proposal” for a description of the New Quantum-Si Equity Incentive Plan.
Director Compensation
Quantum-Si currently has no formal arrangements under which directors receive compensation for their service on Quantum-Si’s Board.
On April 19, 2021, Michael Mina, M.D., Ph.D. entered into a consulting agreement with Quantum-Si to serve as Quantum-Si’s Chief Medical Advisor. Under the terms of the consulting agreement, Dr. Mina will receive $22,500 per month for 60% of full time service to Quantum-Si. Also pursuant to the terms of the consulting agreement, Dr. Mina was granted an option to purchase 450,000 shares of Quantum-Si common stock with an exercise price of $7.54. The option will vest in equal monthly installments over three years beginning on May 31, 2021, subject to Dr. Mina’s continued service on each vesting date, and provided, however, that during any monthly period when Dr. Mina’s commitment to Quantum-Si is less than 60% of full time service, the shares that vest that month will be reduced proportionately based on the reduction in service relative to Dr. Mina’s 60% of full time service commitment, and any shares that would have otherwise vested will be forfeited back to Quantum-Si. The consulting agreement may be terminated by either party at any time immediately upon written notice.
Post-Business Combination New Quantum-Si Executive Officer and Director Compensation
Prior to or following the Closing, Quantum-Si or New Quantum-Si intends to develop an executive compensation program that is designed to align compensation with New Quantum-Si’s business objectives and the creation of stockholder value, while enabling New Quantum-Si to attract, motivate and retain individuals who contribute to the long-term success of New Quantum-Si. Quantum-Si or New Quantum-Si intends to enter into employment agreements with its executive officers that are consistent with that program. Following the Closing, decisions on the executive compensation program will be made by the compensation committee of the board of directors. Prior to or following the Closing, Quantum-Si or New Quantum-Si also intends to develop a board of directors’ compensation program that is designed to align compensation with New Quantum-Si’s business objectives and the creation of stockholder value, while enabling New Quantum-Si to attract, retain, incentivize and reward directors who contribute to the long-term success of New Quantum-Si.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
HighCape
Relationship with Sponsor
Prior to the consummation of the initial public offering, on June 10, 2020, HighCape Capital Acquisition LLC (our Sponsor) purchased 2,875,000 shares of HighCape Class B common stock for an aggregate purchase price of $25,000, or approximately $0.009 per share. In June 2020, our Sponsor transferred 30,000 founder shares to each of Messrs. Loebel, Colpman and Taub, HighCape’s director nominees, resulting in our Sponsor holding an aggregate of 2,785,000 founder shares.
Our Sponsor purchased an aggregate of 405,000 private placement units in connection with HighCape’s initial public offering, at a price of $10.00 per unit, generating gross proceeds, before expenses, of approximately $4,050,000. Each private placement unit consists of one share of HighCape Class A common stock and one-third of one warrant (with each whole warrant exercisable to purchase one share of Class A common stock at a price of $11.50 per share). The units sold through the private placement are identical to the units sold in the IPO, except that the Sponsor has agreed not to transfer, assign or sell any of the units (except to certain permitted transferees) until 30 days after the completion of the Business Combination. At the closing of the Business Combination, the shares underlying the private placement units will be subject to further transfer restrictions, pursuant to the Amended and Restated Registration Rights Agreement, whereby the Sponsor has agreed not to transfer, assign or sell any of the private placement units for the period ending on the earlier of (A) 180 days after the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the New Quantum-Si Class A Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading days commencing after the Closing or (y) the date on which New Quantum-Si completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the public stockholders having the right to exchange their shares of New Quantum-Si Class A common stock for cash, securities or other property.
HighCape’s executive offices are located at 452 Fifth Avenue, 21st Floor, New York, NY 10018, which office space is leased by an affiliate of the Sponsor. Commencing upon consummation of its initial public offering, HighCape reimburses the affiliate of the Sponsor $10,000 per month for office space, utilities, administrative and support services. Upon completion of HighCape’s initial business combination or liquidation, it will cease paying these monthly fees.
HighCape’s Sponsor, officers and directors, or any of its or their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities undertaken on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. No such expenses were incurred as of May 1, 2021. HighCape’s audit committee reviews on a quarterly basis all payments that were made to our Sponsor, officers and directors or any of its or their affiliates and determines which expenses and the amount of expenses that will be reimbursed.
In addition, we may depend on loans from our Sponsor or management team in order to finance transaction costs in connection with an intended initial business combination. Our Sponsor or an affiliate of our Sponsor or certain of its officers and directors may, but are not obligated to, loan HighCape funds as may be required on a non-interest basis. If HighCape completes the Business Combination, it would repay such loaned amounts out of the proceeds of the Trust Account released to it. Up to $1,500,000 of any loans made to us may be convertible into additional units of the Company at a price of $10.00 per unit at the option of the lender at the time of the Business Combination. The units would be identical to the private placement units issued to the initial stockholders. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Pursuant to the Business Combination Agreement, no such loans may be made without the prior written consent of Quantum-Si.
PIPE Financing
In connection with the execution of the Business Combination Agreement, HighCape entered into the PIPE Investor Subscription Agreements with the PIPE Investors, pursuant to which, among other things,

HighCape agreed to issue and sell in private placements an aggregate of 42,500,000 shares of HighCape Class A common stock to the PIPE Investors, for $10.00 per share immediately prior to the Closing. In the PIPE Financing, certain entities have agreed to purchase an aggregate of approximately $425.0 million of shares of HighCape Class A common stock. HighCape Partners QSI II Invest, L.P. agreed to purchase 601,000 shares of HighCape Class A common stock, HighCape Partners II, L.P. agreed to purchase 24,527 shares of HighCape Class A common stock, HighCape Partners QP II, L.P. agreed to purchase 1,175,473 shares of HighCape Class A common stock, the Rothberg Family Fund I, LLC agreed to purchase 500,000 shares of HighCape Class A common stock, the Foresite Funds agreed to purchase 2,500,000 shares of HighCape Class A common stock, Glenview Capital Management, LLC agreed to purchase 6,000,000 shares of HighCape Class A common stock, Kevin Rakin agreed to purchase 50,000 shares of HighCape Class A common stock, the Kevin L. Rakin Irrevocable Trust agreed to purchase 50,000 shares of HighCape Class A common stock, Novalis Lifesciences Investments I, LLP (of which Marijn Dekkers, Ph.D. has sole voting and investment control over the entity's shares) agreed to purchase 500,000 shares of HighCape Class A common stock, and Christian LaPointe, Ph.D. agreed to purchase 50,000 shares of HighCape Class A common stock in the PIPE Financing.
Subscription Agreements
In addition, concurrently with the execution of the Business Combination Agreement, HighCape entered into Subscription Agreements with the Foresite Funds, pursuant to which the Foresite Funds will be issued 696,250 shares of HighCape Class A common stock at a price of $0.001 per share for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B common stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.
Quantum-Si
Series E Financing
On December 14, 2018, Quantum-Si entered into a Series E Preferred Stock Purchase Agreement, as amended on January 21, 2019, July 12, 2019, February 21, 2020 and December 18, 2020, pursuant to which, from December 14, 2018 through December 29, 2020, Quantum-Si issued an aggregate of 13,636,092 shares of Quantum-Si Series E preferred stock at a purchase price of $5.36 per share for aggregate consideration of approximately $73.1 million. The outstanding shares of Quantum-Si Series E preferred stock will be exchanged for shares of New Quantum-Si Class A common stock in connection with the Closing of the Business Combination.
The participants in this preferred stock financing include certain holders of more than 5% of Quantum-Si’s capital stock. The following table sets forth the aggregate number of shares of Quantum-Si Series E preferred stock issued to these related persons in this preferred stock financing:
Name	Shares	Aggregate Purchase Price	Date of Issuance
Foresite Capital Fund IV, L.P.	1,865,672	$10,000,002	February 21, 2020
Foresite Capital Fund IV, L.P.	3,731,343	$19,999,998	December 29, 2020
Foresite Capital Fund V, L.P.	932,836	$5,000,001	December 29, 2020
Rothberg Family Fund I, LLC(1)	186,567	$999,999	July 12, 2019

(1)
Michael Rothberg is the manager of the Rothberg Family Fund I, LLC. Mr. Rothberg is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Quantum-Si and Chairman of Quantum-Si’s board of directors.

Lease Arrangements
Quantum-Si occupies office space located at 530 Old Whitfield Street, Guilford, Connecticut, which is owned by PB & AJ Express, LLC, whose manager and owner is Michael Rothberg, who is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Quantum-Si and Chairman of Quantum-Si’s board of directors.

Quantum-Si currently pays PB & AJ Express, LLC on a month-to-month basis for use of the space, and in connection with the Business Combination, Quantum-Si will enter into a month-to-month lease with PB & AJ Express, LLC for this space. Under this arrangement, Quantum-Si paid $309,000, $321,600 and $321,600 for the years ended December 31, 2018, 2019 and 2020, respectively, and has paid $53,600 since January 1, 2021.
Quantum-Si also occupies office space at 351 New Whitfield Street, Guilford, Connecticut, 485 Old Whitfield Street, Guilford, Connecticut, and 3000 El Camino Real, Suite 100 (and previously Suite 130), Palo Alto, California. Quantum-Si also occupied two locations in New York City that were leased by 4Catalyzer from unrelated parties located at 251 W 30th Street and a co-working location managed by WeWork. The office space at 485 Old Whitfield Street, Guilford, Connecticut is leased from Oceanco, LLC by 4Catalyzer Corporation, or 4Catalyzer, of which Michael Rothberg, who is a sibling of Jonathan M. Rothberg, Ph.D., the founder of Quantum-Si and Chairman of Quantum-Si’s board of directors, is the sole stockholder, and Quantum-Si will have the right to rent rooms at 485 Old Whitfield Street from 4Catalyzer for $100 per employee per day. The office space at 351 New Whitfield Street, Guilford, Connecticut is leased from an unrelated landlord by 4Catalyzer. Effective upon the Closing, 4Catalyzer will sublease space to Quantum-Si at 351 New Whitfield Street, where Quantum-Si will occupy such portions of the space as 4Catalyzer may designate from time to time on a month-to-month basis, and Quantum-Si will pay its pro rata share of expenses paid by 4Catalyzer for such space under the master lease. The office space at 3000 El Camino Real is leased from an unrelated landlord by 4Catalyzer. In connection with the Business Combination Agreement, 4Catalyzer will grant Quantum-Si a license to use such portions of the office space at 3000 El Camino Real as 4Catalyzer may designate from time to time. Quantum-Si currently pays 4Catalyzer on a per diem and month-to-month basis, respectively, for use of the space in 485 Old Whitfield Street and 351 New Whitfield Street, but no rental or lease agreement are effective. Quantum-Si previously occupied Suite 130 located at 3000 El Camino Real in Palo Alto, California, that was leased by 4Catalyzer from the same unrelated landlord as Suite 100. Under these arrangements, Quantum-Si paid $17,325, $12,825 and $13,095 for the years ended December 31, 2018, 2019, and 2020, respectively, and has paid $1,350 since January 1, 2021 related to 485 Old Whitfield Street; $32,033, $39,347 and $42,089 for the same time periods, and $2,028 since January 1, 2021 related to 351 New Whitfield Street; $122,619, $104,162 and $0 for the same time periods and $0 since January 1, 2021 related to suite 130 at 3000 El Camino Real; $0, $35,846, $88,348 for the same time periods and $7,262 since January 1, 2021 related to Suite 100 at 3000 El Camino Real. The total amounts paid to 4Catalyzer for the New York City locations were $23,256, $36,634, $11,510, and $0.11 since January 1, 2021.
Quantum-Si also paid 4Catalyzer for improvements and other capital expenditures in connection with Quantum-Si’s use of each of the spaces noted above, $139,180, $16,595 and $0.00 during the years ended December 31, 2018, 2019, and 2020, respectively, and has not paid any additional amounts since January 1, 2021.
Amended and Restated Technology Services Agreement
On November 11, 2020, Quantum-Si entered into an Amended and Restated Technology Services Agreement (the “ARTSA”) by and among 4Catalyzer, Quantum-Si and other participant companies controlled by the Rothbergs, including Butterfly Network, Inc., AI Therapeutics, Inc., Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Sciences, Inc. and Homodeus Inc. Under the ARTSA, Quantum-Si and the other participant companies agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, subject to certain restrictions on use, with the other participant companies. The ARTSA provides that ownership of each non-core technology shared by 4Catalyzer, Quantum-Si or another participant company will remain with the company that originally shared the non-core technology. The ARTSA also provides for 4Catalyzer to perform certain services to Quantum-Si and each other participant company, such as general administration, facilities, information technology, financing, legal, human resources and other services. The ARTSA also provides for the participant companies to provide other services to each other. The fees due to 4Catalyzer or the other participants for such services are allocated to Quantum-Si and the participant companies based on the total costs and expenses for the relative amount of services and resources used by the participant company, except for services with respect to intellectual property, which are based on a negotiated cost plus methodology. The ARTSA provides that all inventions of 4Catalyzer, Quantum-Si or the other participants made in the course of providing such services will be owned by the receiving participant and that the receiving participant will grant to the participant company providing the services a royalty-free, perpetual, limited, worldwide, non-exclusive license to use such inventions only in the core business field of the participating company.
The ARTSA has an initial term of five years from the date of the ARTSA and provides that the ARTSA will be automatically extended for additional, consecutive one-year renewal terms. Each participating company, including Quantum-Si, has the right to terminate the ARTSA at any time upon 30 days’ prior notice and 4Catalyzer has the right to terminate the ARTSA at any time upon 90 days’ prior notice. Quantum-Si paid an aggregate of $2,546,732, $2,213,612 and $1,516,224 during the years ended December 31, 2018, 2019, and 2020, respectively, and $712,172 during the period from January 1, 2021 to May 1, 2021 for services under the ARTSA.
On February 17, 2021, Quantum-Si and 4Catalyzer entered into the First Addendum to the ARTSA, pursuant to which Quantum-Si agreed to terminate its participation under the ARTSA no later than immediately prior to the Effective Time. Quantum-Si entered into a Master Services Agreement with 4Catalyzer effective as of February 17, 2021 pursuant to which Quantum-Si may engage 4Catalyzer to provide services such as general administration, facilities, information technology, financing, legal, human resources and other services, through future statements of work and under terms and conditions to be determined by the parties with respect to any services to be provided.
Technology and Services Exchange Agreements and License Agreements
Quantum-Si has entered into a Technology and Services Exchange Agreement (the “TSEA”) by and among Quantum-Si and other participant companies controlled by the Rothbergs, consisting of Butterfly Network, Inc., AI Therapeutics, Inc., Hyperfine Research, Inc., 4Bionics LLC, Tesseract Health, Inc., Liminal Sciences, Inc. and Homodeus Inc. The TSEA with Butterfly Network, Inc, was signed in November 2020, and the TSEA with the remaining participant companies was signed in February 2021 and will become effective upon the Closing. Under the TSEA, Quantum-Si and the other participant companies may, in their discretion, permit the use of non-core technologies, which include any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant, such as software, hardware, electronics, fabrication and supplier information, vendor lists and contractor lists, by other participant companies. The TSEA provides that ownership of each non-core technology shared by Quantum-Si or another participant company will remain with the company that originally shared the non-core technology. In addition, any participant company (including Quantum-Si) may, in its discretion, permit its personnel to be engaged by another participant company to perform professional, technical or consulting services for such participant. Unless otherwise agreed to by Quantum-Si and the other participant company, all rights, title and interest in and to any inventions, works-of-authorship, idea, data or know-how invented, made, created or developed by the personnel (employees, contractors or consultants) in the course of conducting services for a participant company (“Created IP”) will be owned by the participant company for which the work was performed, and the recipient participant company grants to the party that had its personnel provide the services that resulted in the creation of the Created IP a royalty-free, perpetual, limited, worldwide, non-exclusive, sub-licensable (and with respect to software, sub-licensable in object code only) license to utilize the Created IP only in the core business field of the originating participant company, including a license to create and use derivative works based on the Created IP in the originating participant’s core business field, subject to any agreed upon restrictions.
Quantum-Si has entered into license agreements with certain of the TSEA participant companies. Pursuant to an Exclusive Patent License Agreement and Exclusive Software License Agreement, Quantum-Si has granted Detect, Inc. a worldwide, exclusive (even as to Quantum-Si) royalty-free, fully paid up, perpetual license to exploit certain products and software for the detection of COVID-19 (and other viruses, pathogens and/or components thereof including without limitation nucleic acids that might be useful for understanding COVID-19, including controls for correct application) using a risk assessment assay that performs, without an electronic instrument (except for a small heater and/or fluorescent readout), in an at-home or personal use environment, and/or without the assistance of a health care provider or laboratory professional; (ii) drug discovery, drug development, and drug commercialization (but excluding biological sequencing and protein design using “intelligent” evolution); (iii) ophthalmic imaging and/or measuring, including but not limited to associated point-of-care diagnostics, including but not limited to fluorescence-lifetime imaging (FLI) and/or optical coherence tomography (OCT), and time-of-flight sensors, including but not limited to range finding and 3D imaging; and (iv) protein design using directed evolution. Pursuant to an Exclusive Patent License Agreement and Exclusive Software License Agreement, Quantum-Si has granted LAM Therapeutics, Inc. a worldwide, exclusive (even as to Quantum-Si) royalty-free, fully paid up, perpetual license to exploit certain products and software for drug discovery, drug development, and drug commercialization (but excluding biological sequencing and protein design using “intelligent” evolution). Pursuant to an Exclusive License Agreement providing for a one-time upfront payment of $100,000 and royalties to Quantum-Si in the mid-single digits, Quantum-Si has granted Tesseract Health, Inc. a worldwide, exclusive license to exploit certain products for ophthalmic imaging and/or measuring, including but not limited to associated (i) point-of-care diagnostics, including but not limited to fluorescence-lifetime imaging (FLI) and/or optical coherence tomography (OCT), and (ii) time-of-flight sensors, including but not limited to range finding and 3D imaging. In addition, pursuant to the terms of an Exclusive Technology and Patent License Agreement and Exclusive Software License Agreement, Quantum-Si has granted Protein Evolution, Inc. (“PEI”) a worldwide, exclusive (even as to Quantum-Si) royalty-free, fully paid up, perpetual license to exploit certain products and software for protein design using directed evolution, and pursuant to the terms of an Exclusive Patent Sublicense Agreement with royalties in the low single digits, Quantum-Si has granted PEI a worldwide, exclusive to license to exploit certain patents, services and technology (i) for protein design using directed evolution (the “PEI Field”) and (ii) for the concentration, purification, analysis and/or other manipulation of biomolecules solely within the PEI Field.
Investors’ Rights, Voting and Right of First Refusal Agreements
In connection with Quantum-Si’s Series E preferred stock financing, Quantum-Si entered into investors’ rights, voting and right of first refusal and co-sale agreements containing registration rights, information rights, voting rights and rights of first refusal, among other things, with holders of Quantum-Si’s preferred stock and certain holders of its common stock.
Amended and Restated Registration Rights Agreement
At the Closing, New Quantum-Si, the Sponsor, certain affiliates of the Sponsor, and certain stockholders of Quantum-Si intend to enter into the Amended and Restated Registration Rights Agreement, pursuant to which, among other things, the parties to the Amended and Restated Registration Rights Agreement will agree not to effect any sale or distribution of any equity securities of New Quantum-Si held by any of them (except with respect to shares of New Quantum-Si Class A common stock acquired in open market transactions or by Sponsor Group Holders pursuant to the PIPE Financing ) during the lock-up period described therein and will be granted certain registration rights with respect to their respective shares of New Quantum-Si common stock, in each case, on the terms and subject to the conditions therein.
Executive Chairman Agreement with Jonathan M. Rothberg, Ph.D.
In connection with the consummation of the Business Combination Agreement, Quantum-Si and Dr. Rothberg, the founder and Chairman of Quantum-Si, will enter into the Executive Chairman Agreement, effective as of the Closing, pursuant to which Dr. Rothberg will advise New Quantum-Si’s Chief Executive Officer and provide guidance to the New Quantum-Si Board. As compensation for Dr. Rothberg’s services under the Executive Chairman Agreement, Quantum-Si will pay Dr. Rothberg a consulting fee of $33,334 per month during the term of the Executive Chairman Agreement. The term of the Executive Chairman Agreement will continue until terminated by Quantum-Si or Dr. Rothberg. Either party may terminate the Executive Chairman Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination, Quantum-Si’s only obligation will be to pay Dr. Rothberg any earned but unpaid consulting fee as of the termination date. Prior to the Closing, the Quantum-Si Board plans to grant to Dr. Rothberg a number of restricted stock units that will convert at the Closing into 1,500,000 restricted stock units in New Quantum-Si. The RSUs will vest on the second anniversary of the grant date, contingent on the consummation of the Business Combination Agreement and without regard to Dr. Rothberg’s continued service to New Quantum-Si, with full acceleration of vesting in the event of Dr. Rothberg’s death or disability or a change in control of New Quantum-Si.
Indemnification Agreements with Officers and Directors and Directors’ and Officers’ Liability Insurance
In connection with this Business Combination, New Quantum-Si will enter into indemnification agreements with each of the New Quantum-Si’s executive officers and directors. The indemnification agreements, New Quantum-Si’s restated certificate of incorporation and its bylaws to be in effect upon completion of the Business Combination will require that New Quantum-Si indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, the bylaws will also require New Quantum-Si to advance expenses incurred by its directors and officers. New Quantum-Si will also maintain a general liability insurance policy, which covers certain liabilities of its directors and officers arising out of claims based on acts or omissions in their capacities as directors or officers.
Policies and Procedures for Related Party Transactions
Upon consummation of the Business Combination, New Quantum-Si will adopt a written related person transaction policy that sets forth the following policies and procedures for the review and approval or ratification of related person transactions.
A “Related Person Transaction” is a transaction, arrangement or relationship in which New Quantum-Si or any of its subsidiaries was, is or will be a participant, the amount of which involved exceeds $120,000, and in which any related person had, has or will have a direct or indirect material interest. Transactions involving compensation for services provided to New Quantum-Si or any of its subsidiaries as an employee, consultant or director will not be considered related person transactions under this policy. A “Related Person” means:
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any person who is, or at any time during the applicable period was, one of New Quantum-Si’s officers or one of New Quantum-Si’s directors;

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any person who is known by New Quantum-Si to be the beneficial owner of more than five percent (5%) of its voting stock; and

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any immediate family member of any of the foregoing persons, which means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, daughter-in-law, brother-in-law or sister-in-law of a director, executive officer or a beneficial owner of more than five percent (5%) of its voting stock, and any person (other than a tenant or employee) sharing the household of such director, executive officer or beneficial owner of more than five percent (5%) of its voting stock.

New Quantum-Si will have policies and procedures designed to minimize potential conflicts of interest arising from any dealings it may have with its affiliates and to provide appropriate procedures for the disclosure of any real or potential conflicts of interest that may exist from time to time. Specifically, pursuant to its charter, the audit committee will have the responsibility to review related party transactions.
It is anticipated that under the related person transaction policy, the related person in question or, in the case of transactions with a beneficial holder of more than 5% of New Quantum-Si’s voting stock, an officer with knowledge of a proposed transaction, will be required to present information regarding the proposed related person transaction to New Quantum-Si’s audit committee (or to another independent body of the New Quantum-Si Board) for review. To identify related person transactions in advance, New Quantum-Si expects to rely on information supplied by its executive officers, directors and certain significant stockholders. In considering related person transactions, New Quantum-Si’s audit committee is expected to take into account the relevant available facts and circumstances, which may include, but are not limited to:
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the related person’s interest in the transaction;

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the approximate dollar value of the amount involved in the transaction;

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the approximate dollar value of the amount of the related person’s interest in the transaction without regard to the amount of any profit or loss;

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whether the transaction was undertaken in the ordinary course of business of New Quantum-Si;

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whether the transaction with the related person is proposed to be, or was, entered into on terms no less favorable to New Quantum-Si than terms that could have been reached with an unrelated third party;

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the purpose of, and the potential benefits to New Quantum-Si of, the transaction; and

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any other information regarding the transaction or the related person in the context of the proposed transaction that would be material to investors in light of the circumstances of the particular transaction.

New Quantum-Si’s audit committee will approve only those transactions that it determines are fair to New Quantum-Si and in New Quantum-Si’s best interests.

LEGAL MATTERS
White & Case LLP will pass upon the validity of the New Quantum-Si Class A common stock and New Quantum-Si Class B common stock issued in connection with the Business Combination and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of HighCape Capital Acquisition Corp. included in this proxy statement/prospectus have been audited by WithumSmith+Brown, PC, independent registered public accounting firm, as set forth in their report thereon, appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
The financial statements of Quantum-Si Incorporated included in this proxy statement/prospectus of HighCape Capital Acquisition Corp. have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein (which report expresses an unqualified opinion on the financial statements and includes an explanatory paragraph referring to Quantum-Si Incorporated’s ability to continue as a going concern). Such financial statements have been so included in reliance upon such report of such firm given upon their authority as experts in accounting and auditing.
DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Pursuant to the rules of the SEC, HighCape and the service provider(s) that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement/prospectus. Upon written or oral request, HighCape will deliver a separate copy of the proxy statement/prospectus to any stockholder at a shared address to which a single copy of the proxy statement/prospectus was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement/prospectus may likewise request that HighCape deliver single copies of the proxy statement/prospectus in the future. Stockholders may notify HighCape of their requests by calling or writing HighCape at its principal executive offices at 452 Fifth Avenue, 21st Floor, New York, NY 10018.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
Subject to the limitations, assumptions and qualifications described herein and customary limitations, factual assumptions and qualifications in its legal opinion, it is the opinion of White & Case LLP that the material U.S. federal income tax consequences of the transaction to U.S. holders (as defined below) of HighCape Class A common stock that will remain outstanding as New Quantum-Si Class A common stock, and HighCape Class B common stock that will convert into shares of New Quantum-Si Class A common stock in the transaction are as described below. The tax opinion of White & Case LLP is filed as Exhibit 8.1 to the registration statement on Form S-4/A of which this proxy statement/prospectus is a part. These opinions, however, will not bind the Internal Revenue Service (the “IRS”) or the courts. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences set forth below.
The following is a discussion of certain material U.S. federal income tax considerations of the Merger applicable to (1) U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of (i) HighCape Class A common stock and HighCape Class B common stock that hold New Quantum-Si Class A common stock following the adoption of the Proposed Charter in connection with the Business Combination and (ii) holders of HighCape Class A common stock that elect to have their HighCape Class A common stock redeemed for cash if the Merger is completed and (2) holders of Quantum-Si common stock. This discussion applies only to HighCape Class A common stock, HighCape Class B common stock, New Quantum-Si Class A common stock, or Quantum-Si common stock, as applicable, that is held as a “capital asset” for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations and does not address any estate, gift tax or other federal tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income, the rules regarding “qualified small business stock” within the meaning of Section 1202 of the Code or “Section 1244 stock” within the meaning of Section 1244 of the Code, and the different consequences that may apply if you are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
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financial institutions or financial services entities;

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broker-dealers;

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insurance companies;

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pension plans;

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dealers or traders subject to a mark-to-market method of accounting with respect to shares of HighCape Class A common stock, New Quantum-Si Class A common stock, HighCape Class B common stock, or Quantum-Si common stock;

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persons holding HighCape Class A common stock, New Quantum-Si Class A common stock, HighCape Class B common stock, or Quantum-Si common stock as part of a “straddle,” hedge, integrated transaction or similar transaction;

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holders (as defined below) whose functional currency is not the U.S. dollar;

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“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;

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U.S. expatriates or former long-term residents of the United States;

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governments or agencies or instrumentalities thereof;

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regulated investment companies or real estate investment trusts;

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persons that directly, indirectly or constructively own five percent or more (by vote or value) of HighCape Class A common stock, HighCape Class B common stock, New Quantum-Si Class A common stock, or Quantum-Si common stock;

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persons who acquired their shares of HighCape Class A common stock, HighCape Class B common stock, New Quantum-Si Class A common stock, or Quantum-Si common stock pursuant to the exercise of warrants or conversion rights under such convertible instruments;

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persons who acquired their shares of HighCape Class A common stock, HighCape Class B common stock, New Quantum-Si Class A common stock, or Quantum-Si common stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;

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pass-through entities, including (but not limited to) partnerships or limited liability companies treated as partnerships for U.S. federal income tax purposes (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes); and

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tax-exempt entities.

If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds shares of HighCape Class A common stock, HighCape Class B common stock, New Quantum-Si Class A common stock, or Quantum-Si common stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships and their partners should consult their tax advisors with respect to the consequences to them of holding shares of the New Quantum-Si Class A common stock following the adoption of the Proposed Charter in connection with the Business Combination or electing to have their HighCape Class A common stock redeemed for cash if the Business Combination is completed.
This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the U.S. Internal Revenue Service (the “IRS”) as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
For purposes of this discussion, a “U.S. holder” is a beneficial owner of New Quantum-Si Class A common stock, Quantum-Si common stock or HighCape Class A common stock, HighCape Class B common stock, as applicable, who or that is, for U.S. federal income tax purposes:
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an individual who is a citizen or resident of the United States;

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a corporation (or other entity taxable as a corporation) organized in or under the laws of the United States, any state thereof or the District of Columbia;

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an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

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a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury regulations to be treated as a United States person.

A “Non-U.S. Holder” means any beneficial owner of New Quantum-Si Class A common stock, Quantum-Si common stock, HighCape Class A common stock, or HighCape Class B common stock, as applicable that is an individual, corporation, estate or trust that is not a U.S. holder.
You are urged to consult your tax advisor with respect to the application of U.S. federal tax laws to your particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.

Tax Consequences of the Merger to Holders of Quantum-Si Common Stock
Tax Consequences if the Merger Qualifies as a Reorganization Within the Meaning of Section 368(a) of the Code and/or a Transaction Governed by Section 351 of the Code
The parties intend for the Merger to be treated as a tax-free “reorganization” for U.S. federal income tax purposes within the meaning of Section 368(a) of the Code and/or a tax-deferred transaction governed by Section 351 of the Code. The obligations of Quantum-Si and HighCape to complete the Merger are not conditioned on the receipt of opinions from White & Case LLP or Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. to the effect that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code, and the Merger will occur even if it does not so qualify. Neither Quantum-Si nor HighCape has requested, and neither intends to request, a ruling from the IRS as to the U.S. federal income tax consequences of the Business Combination. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below. Accordingly, each holder of Quantum-Si common stock is urged to consult its own tax advisor with respect to the particular tax consequence of the Merger to such holder.
If the Merger qualifies as a tax-free “reorganization” within the meaning of Section 368(a) of the Code, or, alternatively, as part of a tax-deferred transaction governed by Section 351 of the Code, each holder of Quantum-Si common stock generally will not recognize income, gain or loss upon exchanging its Quantum-Si common stock for New Quantum-Si Class A common stock. The aggregate tax basis in the shares of New Quantum-Si Class A common stock that a holder receives pursuant to the Merger will equal its aggregate adjusted tax basis in the shares of the Quantum-Si common stock exchanged. Such aggregate adjusted tax basis will be allocated to the New Quantum-Si Class A common stock received by such holder. The holder’s holding period (for tax purposes) of the shares of New Quantum-Si Class A common stock that it receives pursuant to the Merger will include its holding period for the shares of the Quantum-Si common stock it exchanges.
If a holder acquired different blocks of Quantum-Si common stock at different times or different prices, it is urged to consult its tax advisor regarding the manner in which gain or loss should be determined in its specific circumstances, including the possible application of the installment sale rules.
Tax Consequences if the Merger Fails to Qualify as a Reorganization Within the Meaning of Section 368(a) of the Code and a Transaction Governed by Section 351 of the Code
If the Merger does not qualify as a tax-free “reorganization” within the meaning of Section 368(a) of the Code and/or a transaction governed by Section 351 of the Code, then, for U.S. federal income tax purposes, a holder holding Quantum-Si common stock would generally be treated as selling its Quantum-Si common stock in exchange for New Quantum-Si common stock in a taxable transaction.
A U.S. holder that receives the Merger consideration pursuant to the Merger would generally recognize capital gain or loss equal to the difference, if any, between (i) the sum of the fair market values of the New Quantum-Si common stock, as determined for U.S. federal income tax purposes and (ii) such U.S. holder’s adjusted tax basis in the Quantum-Si common stock surrendered. Such gain or loss generally will be long-term capital gain or loss provided the U.S. holder’s holding period for the Quantum-Si common stock surrendered in the Merger exceeds one year as of the Closing Date. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
The tax consequences to a non-U.S. holder (as defined above) if the Merger is treated as a taxable sale of Quantum-Si common stock by the non-U.S. holder generally will be the same as described below under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock” with respect to the Quantum-Si common stock sold. The Business Combination Agreement obligates Quantum-Si to deliver a certificate to HighCape on or prior to the Closing Date that as of the date of the certificate, Quantum-Si is not a “United States real property holding corporation” for U.S. federal income tax purposes.

A holder’s initial tax basis in the New Quantum-Si common stock received in the Merger will equal the fair market value of such stock upon receipt, and the holding period for such stock will begin on the day following the Closing Date.
Adoption of the Proposed Charter
Holders of HighCape Class A common stock (other than holders of HighCape Class A common stock that elect to have their HighCape Class A common stock redeemed for cash) and HighCape Class B common stock are not expected to recognize any income, gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that holders of HighCape Class A common stock and HighCape Class B common stock would have the same basis in its New Quantum-Si Class A common stock after the adoption of the Proposed Charter as that holder has in the corresponding HighCape Class A common stock and HighCape Class B common stock, respectively, immediately prior to the adoption of the Proposed Charter and such holder’s holding period in the New Quantum-Si Class A common stock would include the holder’s holding period in the corresponding HighCape Class A common stock and HighCape Class B common stock, respectively. Although the matter is not entirely clear, these consequences to the holders assume, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of HighCape Class B common stock for New Quantum-Si Class A common stock for U.S. federal income tax purposes. If contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Redemption of HighCape Class A Common Stock
In the event that a holder’s shares of HighCape Class A common stock are redeemed pursuant to the redemption provisions described in this proxy statement/prospectus under the section titled “The Special Meeting — Redemption Rights,” the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of HighCape Class A common stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of HighCape Class A common stock, a U.S. holder (as defined above) will be treated as described below under the section titled “— U.S. Holders — Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock,” and a Non-U.S. holder will be treated as described under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock.” If the redemption does not qualify as a sale of shares of HighCape Class A common stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section titled “— U.S. Holders —  Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section titled “— Non-U.S. Holder — Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of HighCape Class A common stock qualifies for sale treatment will depend largely on the total number of shares of our stock treated as held by the redeemed holder before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any of our stock that a holder would directly or indirectly acquire pursuant to the Transactions) relative to all of our shares outstanding both before and after the redemption. The redemption of HighCape Class A common stock generally will be treated as a sale of HighCape Class A common stock (rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in us or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of our stock actually owned by the holder, but also shares of our stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include HighCape Class A common stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any of our stock that a holder directly or constructively acquires pursuant to the Transactions generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of our outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of HighCape Class A common stock must, among other requirements, be less than eighty percent (80%) of the percentage of our outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of HighCape Class A common stock and the HighCape Class A common stock to be issued pursuant to the Transactions). There will be a complete termination of a holder’s interest if either (1) all of the shares of our stock actually and constructively owned by the holder are redeemed or (2) all of the shares of our stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of our stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of HighCape Class A common stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of HighCape Class A common stock will be treated as a corporate distribution to the redeemed holder and the tax effects to such a U.S. holder will be as described below under the section titled “U.S. Holders — Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section titled “Non-U.S. Holders — Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed HighCape Class A common stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
Redemption of HighCape Class A Common Stock Applicable to U.S. Holders
This section applies to you if you are a U.S. holder of HighCape Class A common stock.
Taxation of Redemption Treated as a Distribution.   If our redemption of a U.S. holder’s shares of HighCape Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of HighCape Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of our HighCape Class A common stock. Any remaining excess will be treated as gain realized on the sale of shares of our HighCape Class A common stock and will be treated as described below under the section titled “— U.S. Holders — Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock.”
Dividends we pay to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends we pay to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the

HighCape Class A common stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock.   If our redemption of a U.S. holder’s shares of HighCape Class A common stock is treated as a sale, as discussed above under the section titled “— Redemption of HighCape Class A Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of HighCape Class A common stock redeemed. A U.S. holder’s adjusted tax basis in its HighCape Class A common stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of HighCape Class A common stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the HighCape Class A common stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the HighCape Class A common stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gain of certain non-corporate U.S. holders (including individuals) is currently eligible for U.S. federal income taxation at preferential rates at a maximum rate of 20%. The deductibility of capital losses is subject to limitations. U.S. holders that realize a loss should consult their tax advisors regarding the allowance of this loss.
U.S. holders who hold different blocks of HighCape Class A common stock (shares of HighCape Class A common stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.
Redemption of HighCape Class A Common Stock applicable to Non-U.S. Holders
This section applies to you if you are a Non-U.S. holder of HighCape Class A common stock.
Taxation of Redemption Treated as a Distribution.   If our redemption of a Non-U.S. holder’s shares of HighCape Class A common stock is treated as a corporate distribution, as discussed above under the section titled “— Redemption of HighCape Class A Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of our current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of our HighCape Class A common stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the HighCape Class A common stock, which will be treated as described below under the section titled “— Non-U.S. Holders — Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s HighCape Class A common stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section titled “— Redemption of HighCape Class A Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).
Taxation of Redemption Treated as a Sale of HighCape Class A Common Stock.   If our redemption of a Non-U.S. holder’s shares of HighCape Class A common stock is treated as a sale of HighCape Class A common stock, as discussed above under the section titled “— Redemption of HighCape Class A Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•
such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or

•
we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held our HighCape Class A common stock and, in the case where shares of our HighCape Class A common stock are regularly traded on an established securities market, within the meaning of applicable Treasury Regulations, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of our HighCape Class A common stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of our HighCape Class A common stock. There can be no assurance that our HighCape Class A common stock is or has been treated as regularly traded on an established securities market within the meaning of applicable Treasury Regulations.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
We believe that we are not, and have not been at any time during the five-year period preceding the date of Business Combination, a United States real property holding corporation and we do not expect to be a United States real property holding corporation immediately after the Business Combination is completed.
Information Reporting and Backup Withholding
Payments resulting from our redemption of our HighCape Class A common stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply,

however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8.
Backup withholding is not an additional tax, but an advance payment, which may be refunded or credited against a holder’s U.S. federal income tax liability. A holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions commonly referred to as “FATCA” impose withholding of thirty percent (30%) on payments of dividends including amounts treated as dividends received pursuant to a redemption on our HighCape Class A common stock. On December 13, 2018, the IRS released proposed Treasury Regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds from a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest. Although these proposed Treasury regulations are not final, taxpayers generally may rely on them until final Treasury regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Holders should consult their tax advisors regarding the effects of FATCA on a redemption of HighCape Class A common stock.

STOCKHOLDER PROPOSALS AND NOMINATIONS
In addition to any other requirements under applicable law and the New Quantum-Si Bylaws, for business to be properly brought before an annual or special meeting by a stockholder, the New Quantum-Si Bylaws provide that the stockholder must give timely notice in written form to New Quantum-Si’s Corporate Secretary and provide any updates or supplements to such notice at the times and in the forms required by the New Quantum-Si Bylaws. Notice, to be timely, must be received at least ninety (90) days, but no more than one hundred twenty (120) days, prior to the first anniversary date of the immediately preceding annual meeting of stockholders; provided that if, and only if, the annual meeting is not scheduled to be held within a period that commences within thirty (30) days before such anniversary date and ends within seventy (70) days after such anniversary date, to be timely, notice by the stockholder must be received by the close of business on the later of (i) the ninetieth (90th) day before the meeting or (ii) the tenth (10th) day following the day on which the date of the annual meeting is first publicly announced or disclosed and not earlier than one hundred twenty (120) days prior to the date of the annual meeting in the case of notice of nomination of directors.
Any notice must include the following information: (i) the name and address of such Proposing Person (as defined in the New Quantum-Si Bylaws) (including, if applicable, the name and address that appear on New Quantum-Si’s books and records); (ii) the class(es) and series and number of shares of New Quantum-Si that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person will in all events be deemed to beneficially own any shares of any class or series of New Quantum-Si as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future; (iii) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as defined in Rule 16a-1(b) under the Exchange Act) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of New Quantum-Si; (iv) any rights to dividends on the shares of any class or series of shares of New Quantum-Si owned beneficially by such Proposing Person that are separated or separable from the underlying shares of New Quantum-Si; (v) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving New Quantum-Si or any of its officers or directors, or any affiliate of New Quantum-Si; (vi) any other material relationship between such Proposing Person, on the one hand, and New Quantum-Si and any affiliate of New Quantum-Si, on the other hand; (vii) any direct or indirect material interest in any material contract or agreement of such Proposing Person with New Quantum-Si or any affiliate of New Quantum-Si (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement); (viii) a representation that such stockholder is a holder of record of stock of New Quantum-Si entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business; (ix) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of New Quantum-Si’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (x) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act.
Any notice relating to the nomination of directors must include the following information: (A) as to each proposed nominee, (i) such person’s name, age, business address and, if known, residence address; (ii) such person’s principal occupation or employment; (iii) the class(es) and series and number of shares of stock of New Quantum-Si that are, directly or indirectly, owned, beneficially or of record, by such person; (iv) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (1) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (2) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant; and (v) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Exchange Act; and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (i) the name and address of such stockholder, as they appear on the corporation’s books, and of such beneficial owner; (ii) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner; (iii) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s); (iv) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of New Quantum-Si; (v) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder; (vi) a representation that such stockholder is a holder of record of stock of New Quantum-Si entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice; and (vii) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of New Quantum-Si outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (2) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials).
A Proposing Person must update and supplement its notice to New Quantum-Si, if necessary, so that the information provided or required to be provided in such notice will be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement must be delivered to, or mailed and received by, the Corporate Secretary of New Quantum-Si at the principal executive offices of New Quantum-Si not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof).

STOCKHOLDER COMMUNICATIONS
Stockholders and interested parties may communicate with HighCape’s board of directors, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care of HighCape Capital Acquisition Corp., 452 Fifth Avenue, 21st Floor, New York, NY 10018. Following the Business Combination, such communications should be sent to Quantum-Si Incorporated, 530 Old Whitfield Street, Guilford, Connecticut 06437. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.

WHERE YOU CAN FIND MORE INFORMATION
HighCape has filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the securities offered by this proxy statement/prospectus. This proxy statement/prospectus does not contain all of the information included in the registration statement. For further information pertaining to HighCape and its securities, you should refer to the registration statement and to its exhibits. Whenever reference is made in this proxy statement/prospectus to any of HighCape’s or Quantum-Si’s contracts, agreements or other documents, the references are not necessarily complete, and you should refer to the annexes to the proxy statement/prospectus and the exhibits filed with the registration statement for copies of the actual contract, agreement or other document.
Upon the effectiveness of the registration statement of which this proxy statement/prospectus forms a part, New Quantum-Si will be subject to the information and periodic reporting requirements of the Exchange Act and will file annual, quarterly and current reports, proxy statements and other information with the SEC. HighCape files reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read HighCape’s or New Quantum-Si’s SEC filings, including New Quantum-Si’s registration statement and HighCape’s proxy statement/prospectus, over the internet at the SEC’s website at http://www.sec.gov.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the Special Meeting, you should contact HighCape by telephone or in writing:
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
(646) 793-3510
You may also obtain these documents by requesting them in writing or by telephone from HighCape’s proxy solicitation agent at the following address and telephone number:
Morrow Sodali LLC
470 West Avenue
Stamford, Connecticut 06902
Telephone: (800) 662-5200 (toll-free)
Banks and brokers can call collect at (203) 658-8400
Email: CAPA.info@investor.morrowsodali.com
If you are a stockholder of HighCape and would like to request documents, please do so no later than five business days before the Special Meeting in order to receive them before the Special Meeting. If you request any documents from HighCape, HighCape will mail them to you by first-class mail, or another equally prompt means.
This document is a prospectus of New Quantum-Si and a proxy statement of HighCape for HighCape’s Special Meeting of stockholders. Neither Quantum-Si nor HighCape has authorized anyone to give any information or make any representation about the Business Combination, New Quantum-Si or HighCape that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that HighCape has incorporated by reference into this proxy statement/prospectus. Therefore, if anyone does give you information of this sort, you should not rely on it. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

HIGHCAPE CAPITAL ACQUISITION CORP.
QUANTUM-SI INCORPORATED

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and the Board of Directors of
HighCape Capital Acquisition Corp.
Opinion on the Financial Statements
We have audited the accompanying balance sheet of HighCape Capital Acquisition Corp. (the “Company”), as of December 31, 2020, the related statements of operations, changes in stockholders’ equity and cash flows for the period from June 10, 2020 (inception) through December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020, and the results of its operations and its cash flows for the period from June 10, 2020 (inception) through December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Restatement of Financial Statements
As discussed in Note 2 to the financial statements, the Securities and Exchange Commission issued a public statement entitled Staff Statement on Accounting and Reporting Considerations for Warrants Issued by Special Purpose Acquisition Companies (“SPACs”) (the “Public Statement”) on April 12, 2021, which discusses the accounting for certain warrants as liabilities. The Company previously accounted for its warrants as equity instruments. Management evaluated its warrants against the Public Statement, and determined that the warrants should be accounted for as liabilities. Accordingly, the 2020 financial statements have been restated to correct the accounting and related disclosure for the warrants.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.
/s/ WithumSmith+Brown, PC
We have served as the Company’s auditor since 2020.
New York, New York
May 10, 2021

HIGHCAPE CAPITAL ACQUISITION CORP.
BALANCE SHEET
DECEMBER 31, 2020 (As Restated)
ASSETS
Current Assets
Cash	$1,034,163
Prepaid expenses	149,727
Total Current Assets	1,183,890
Cash and cash equivalents held in Trust Account	115,002,152
TOTAL ASSETS	$116,186,042
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$146,558
Total Current Liabilities	146,558
Warrant liability	4,525,250
Deferred underwriting fee payable	4,025,000
Total Liabilities	8,696,808
Commitments and Contingencies
Class A common stock subject to possible redemption, 10,248,923 shares at $10.00 per share	102,489,230
Stockholder’s Equity
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—
Class A common stock, $0.0001 par value; 380,000,000 shares authorized; 1,656,077 issued and outstanding (excluding 10,248,923 shares subject to possible redemption)	166
Class B common stock, $0.0001 par value; 20,000,000 shares authorized; 2,875,000 shares issued and outstanding	288
Additional paid-in capital	8,585,940
Accumulated deficit	(3,586,390)
Total Stockholders’ Equity	5,000,004
TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$116,186,042
The accompanying notes are an integral part of the financial statements.

HIGHCAPE CAPITAL ACQUISITION CORP.
STATEMENT OF OPERATIONS
FOR THE PERIOD FROM JUNE 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)
Formation and general and administrative expenses	$265,291
Loss from operations	(265,291)
Other income (expense):
Interest earned on cash and cash equivalents held in Trust Account	2,152
Change in fair value of warrant liability	(3,096,650)
Transaction costs	(226,601)
Net loss	$(3,586,390)
Weighted average shares outstanding of Class A redeemable common stock	11,500,000
Basic and diluted income per share, Class A redeemable common stock	$0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	3,100,220
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	$(1.16)
The accompanying notes are an integral part of the financial statements.

HIGHCAPE CAPITAL ACQUISITION CORP.
STATEMENT OF CHANGES IN STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM JUNE 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
(As Restated)
	Class A		Class B		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Equity
	Common Stock		Common Stock
	Shares	Amount	Shares	Amount
Balance – June 10, 2020 (inception)	—	$—	—	$—	$—	$—	$—
Issuance of Class B common stock to Sponsors	—	—	2,875,000	288	24,712	—	25,000
Sale of 11,500,000 Units, net of underwriting discounts and warrant liability	11,500,000	1,150	—	—	107,048,074	—	107,049,224
Sale of 405,000 Private Placement Units, net of warrant liability	405,000	41	—	—	4,001,359	—	4,001,400
Class A common stock subject to possible redemption	(10,248,923)	(1,025)	—	—	(102,488,205)	—	(102,489,230)
Net loss	—	—	—	—	—	(3,586,390)	(3,586,390)
Balance – December 31, 2020	1,656,077	$166	2,875,000	$288	$8,585,940	$(3,586,390)	$5,000,004
The accompanying notes are an integral part of the financial statements.

HIGHCAPE CAPITAL ACQUISITION CORP.
STATEMENT OF CASH FLOWS (As Restated)
FOR THE PERIOD FROM JUNE 10, 2020 (INCEPTION) THROUGH DECEMBER 31, 2020
Cash Flows from Operating Activities:
Net loss	$(3,586,390)
Adjustments to reconcile net loss to net cash used in operating activities:
Interest earned on marketable securities held in Trust Account	(2,521)
Change in fair value of warrant liability	3,096,650
Transaction costs	226,601
Changes in operating assets and liabilities:
Prepaid expenses	(149,727)
Accrued expenses	146,558
Net cash used in operating activities	(268,460)
Cash Flows from Investing Activities:
Investment of cash into Trust Account	(115,000,000)
Net cash used in investing activities	(115,000,000)
Cash Flows from Financing Activities:
Proceeds from issuance of Class B common stock to Sponsor	25,000
Proceeds from sale of Units, net of underwriting discounts paid	112,700,000
Proceeds from sale of Private Placement Units	4,050,000
Repayment of promissory note – related party	(99,627)
Payment of offering costs	(372,750)
Net cash provided by financing activities	116,302,623
Net Change in Cash	1,034,163
Cash – Beginning of period	—
Cash – End of period	$1,034,163
Supplemental Disclosure of Non-Cash Investing and Financing Activities:
Initial classification of Class A common stock subject to possible redemption	$105,848,020
Change in value of Class A common stock subject to possible redemption	$(3,358,790)
Deferred underwriting fee payable	$4,025,000
Payment of offering costs through promissory note – related party	$99,627
Initial Classification of warrant liability in connection with Initial Public Offering and Private Placement	$1,428,600
The accompanying notes are an integral part of the financial statements.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS
HighCape Capital Acquisition Corp. (the “Company”) was incorporated in Delaware on June 10, 2020. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (the “Business Combination”). The Company is not limited to a particular industry or sector for purposes of consummating a Business Combination. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.
As of December 31, 2020, the Company had not commenced any operations. All activity for the period from June 10, 2020 (inception) through December 31, 2020 relates to the Company’s formation, the initial public offering (“Initial Public Offering”), which is described below, and, after the Initial Public Offering, identifying a target company for a Business Combination. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate non-operating income in the form of interest income from the proceeds derived from the Initial Public Offering.
The registration statement for the Company’s Initial Public Offering was declared effective on September 3, 2020. On September 9, 2020 the Company consummated the Initial Public Offering of 11,500,000 units (the “Units” and, with respect to the shares of Class A common stock included in the Units sold, the “Public Shares”), which includes the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at $10.00 per Unit, generating gross proceeds of $115,000,000 which is described in Note 4.
Simultaneously with the closing of the Initial Public Offering, the Company consummated the sale of 405,000 units (the “Private Placement Units”) at a price of $10.00 per Private Placement Unit in a private placement to HighCape Capital Acquisition, LLC, a Delaware limited liability company (the “Sponsor”), generating gross proceeds of $4,050,000, which is described in Note 5.
Transaction costs amounted to $6,797,377, consisting of $2,300,000 of underwriting fees, $4,025,000 of deferred underwriting fee and $472,377 of other offering costs.
Following the closing of the Initial Public Offering on September 9, 2020, an amount of $115,000,000 ($10.00 per Unit) from the net proceeds of the sale of the Units in the Initial Public Offering and the sale of the Private Placement Units was placed in a trust account (the “Trust Account”) located in the United States and will be invested only in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act of 1940, as amended (the “Investment Company Act”), with a maturity of 185 days or less or in any open-ended investment company that holds itself out as a money market fund selected by the Company meeting certain conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the completion of a Business Combination and (ii) the distribution of the funds held in the Trust Account, as described below.
The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Initial Public Offering and the sale of Private Placement Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. There is no assurance that the Company will be able to complete a Business Combination successfully. The Company must complete one or more initial Business Combinations with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (excluding the deferred underwriting commissions and taxes payable on the interest earned on the Trust Account). The Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target business sufficient for it not to be required to register as an investment company under the Investment Company Act.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
The Company will provide the holders of the outstanding Public Shares (the “Public Stockholders”) with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a stockholder meeting called to approve the Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a Business Combination or conduct a tender offer will be made by the Company. The Public Stockholders will be entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (initially $10.00 per Public Share, plus any pro rata interest then in the Trust Account, net of taxes payable). There will be no redemption rights upon the completion of a Business Combination with respect to the Company’s warrants.
The Company will only proceed with a Business Combination if the Company has net tangible assets of at least $5,000,001 following any related redemptions and, if the Company seeks stockholder approval, a majority of the shares voted are voted in favor of the Business Combination. If a stockholder vote is not required by applicable law or stock exchange listing requirements and the Company does not decide to hold a stockholder vote for business or other reasons, the Company will, pursuant to its Amended and Restated Certificate of Incorporation (the “Certificate of Incorporation”), conduct the redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (“SEC”) and file tender offer documents with the SEC prior to completing a Business Combination. If, however, stockholder approval of the transaction is required by applicable law or stock exchange listing requirements, or the Company decides to obtain stockholder approval for business or other reasons, the Company will offer to redeem shares in conjunction with a proxy solicitation pursuant to the proxy rules and not pursuant to the tender offer rules. If the Company seeks stockholder approval in connection with a Business Combination, the Company’s Sponsor and any other holders of the Company’s common stock prior to the Initial Public Offering (the “initial stockholders”) have agreed to vote their Founder Shares (as defined in Note 6), Private Placement Shares (as defined in Note 5) and any Public Shares purchased during or after the Initial Public Offering in favor of approving a Business Combination. Additionally, each Public Stockholder may elect to redeem their Public Shares without voting, and if they do vote, irrespective of whether they vote for or against the proposed transaction.
If the Company seeks stockholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Certificate of Incorporation will provide that a Public Stockholder, together with any affiliate of such stockholder or any other person with whom such stockholder is acting in concert or as a “group” (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), will be restricted from redeeming its shares with respect to more than an aggregate of 20% of the Public Shares, without the prior consent of the Company.
The Sponsor has agreed (a) to waive its redemption rights with respect to the Founder Shares, Private Placement Shares and Public Shares held by it in connection with the completion of a Business Combination and (b) not to propose an amendment to the Certificate of Incorporation (i) to modify the substance or timing of the Company’s obligation to allow redemptions in connection with a Business Combination or to redeem 100% of its Public Shares if the Company does not complete a Business Combination within the Combination Period (as defined below) or (ii) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, unless the Company provides the Public Stockholders with the opportunity to redeem their Public Shares in conjunction with any such amendment.
The Company will have until September 9, 2022 to complete a Business Combination (the “Combination Period”). If the Company has not completed a Business Combination by the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest (net of permitted withdrawals and less up to $100,000 of interest to pay dissolution expenses), divided by the number of then outstanding Public Shares, which redemption will completely extinguish Public Stockholders’ rights as stockholders (including the right to receive further liquidating distributions, if any), and (iii) as

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and the Company’s board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s warrants, which will expire worthless if the Company fails to complete a Business Combination within the Combination Period.
The Sponsor has agreed to waive its liquidation rights with respect to the Founder Shares and Private Placement Shares if the Company fails to complete a Business Combination within the Combination Period. However, if the Sponsor acquires Public Shares in or after the Initial Public Offering, such Public Shares will be entitled to liquidating distributions from the Trust Account if the Company fails to complete a Business Combination within the Combination Period. The underwriters have agreed to waive their rights to their deferred underwriting commission (see Note 7) held in the Trust Account in the event the Company does not complete a Business Combination within the Combination Period and, in such event, such amounts will be included with the other funds held in the Trust Account that will be available to fund the redemption of the Public Shares. In the event of such distribution, it is possible that the per share value of the assets remaining available for distribution will be less than the Initial Public Offering price per Unit ($10.00).
In order to protect the amounts held in the Trust Account, the Sponsor has agreed to be liable to the Company if and to the extent any claims by a third party for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below the lesser of (i) $10.00 per Public Share and (ii) the actual amount per Public Share held in the Trust Account as of the date of the liquidation of the Trust Account, if less than $10.00 per public Share due to reductions in the value of the trust assets, less taxes payable, provided that such liability will not apply to any claims by a third party or prospective target business who executed a waiver of any and all rights to monies held in the Trust Account nor will it apply to any claims under the Company’s indemnity of the underwriters of the Initial Public Offering against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers (except for the Company’s independent registered public accounting firm), prospective target businesses and other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.
NOTE 2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
The Company previously accounted for its outstanding Public Warrants (as defined in Note 4) and Private Placement Warrants (as defined in Note 5) issued in connection with its Initial Public Offering as components of equity instead of as derivative liabilities. The warrant agreement governing the warrants includes a provision that provides for potential changes to the settlement amounts dependent upon the characteristics of the holder of the warrant. In addition, the warrant agreement includes a provision that in the event of a tender or exchange offer made to and accepted by holders of more than 50% of the outstanding shares of a single class of common shares, all holders of the warrants would be entitled to receive cash for their warrants (the “tender offer provision”).
In connection with the audit of the Company’s financial statements for the period ended December 31, 2020, the Company’s management further evaluated the warrants under Accounting Standards Codification (“ASC”) Subtopic 815-40, Contracts in Entity’s Own Equity. ASC Section 815-40-15 addresses equity versus liability treatment and classification of equity-linked financial instruments, including warrants, and states that a warrant may be classified as a component of equity only if, among other things, the warrant is indexed to the issuer’s common stock. Under ASC Section 815-40-15, a warrant is not indexed to the

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
issuer’s common stock if the terms of the warrant require an adjustment to the exercise price upon a specified event and that event is not an input to the fair value of the warrant. Based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded that the Company’s Private Placement Warrants are not indexed to the Company’s common shares in the manner contemplated by ASC Section 815-40-15 because the holder of the instrument is not an input into the pricing of a fixed-for-fixed option on equity shares. In addition, based on management’s evaluation, the Company’s audit committee, in consultation with management, concluded the tender offer provision included in the warrant agreement fails the “classified in shareholders’ equity” criteria as contemplated by ASC Section 815-40-25.
As a result of the above, the Company should have classified the warrants as derivative liabilities in its previously issued financial statements. Under this accounting treatment, the Company is required to measure the fair value of the warrants at the end of each reporting period and recognize changes in the fair value from the prior period in the Company’s operating results for the current period.
The Company’s accounting for the warrants as components of equity instead of as derivative liabilities did not have any effect on the Company’s previously reported operating expenses, cash flows or cash.
Impact of the Restatement
The impact of the restatement on the balance sheets, statements of operations and statements of cash flows for the Affected Periods is presented below. The restatement had no impact on net cash flows from operating, investing or financing activities.
	As Previously Reported	Adjustments	As Restated
Balance sheet as of September 9, 2020 (audited)
Warrant Liability	$—	$1,428,600	$1,428,600
Total Liabilities	4,169,627	1,428,600	5,598,227
Class A Common Stock Subject to Possible Redemption	107,276,620	(1,428,600)	105,848,020
Class A Common Stock	118	15	133
Additional Paid-in Capital	5,000,597	226,586	5,227,183
Accumulated Deficit	(1,000)	(226,601)	(227,601)
Number of Class A Common Stock Subject to Redemption	10,727,662	(142,860)	10,584,802
Balance sheet as of September 30, 2020 (unaudited)
Warrant Liability	$—	$1,825,433	$1,825,433
Total Liabilities	4,113,342	1,825,433	5,938,775
Class A Common Stock Subject to Possible Redemption	107,226,360	(1,825,433)	105,400,927
Class A Common Stock	118	19	137
Additional Paid-in Capital	5,050,857	623,415	5,674,272
Accumulated Deficit	(51,253)	(623,434)	(674,687)
Number of Class A Common Stock Subject to Redemption	10,722,636	(182,543)	10,540,093
Balance sheet as of December 31, 2020 (audited)
Warrant Liability	$—	$4,525,250	$4,525,250
Total Liabilities	4,171,558	4,525,250	8,696,808
Class A Common Stock Subject to Possible Redemption	107,014,480	(4,525,250)	102,489,230
Class A Common Stock	120	46	166

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
	As Previously Reported	Adjustments	As Restated
Additional Paid-in Capital	5,262,735	3,323,205	8,585,940
Accumulated Deficit	(263,139)	(3,323,251)	(3,586,390)
Number of Class A Common Stock Subject to Redemption	10,701,448	(452,525)	10,248,923
Three months ended September 30, 2020 (unaudited)
Change in fair value of warrant liability	$—	$396,833	$238,100
Transactions costs allocated to warrant liability	—	226,601	226,601
Net loss	(50,253)	(623,434)	(673,687)
Weighted average shares outstanding of Class A redeemable common stock	11,500,000	—	11,500,000
Basic and diluted net loss per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	3,280,000	—	3,280,000
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.02)	(0.14)	(0.16)
Period from June 10, 2020 (inception) to September 30, 2020 (unaudited)
Change in fair value of warrant liability	$—	$396,833	$238,100
Transactions costs allocated to warrant liability	—	226,601	226,601
Net loss	(51,253)	(623,434)	(674,687)
Weighted average shares outstanding of Class A redeemable common stock	11,500,000	—	11,500,000
Basic and diluted net income per share, Class A redeemable common stock	0.00	0.00	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common stock	3,280,000	—	3,280,000
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.02)	(0.14)	(0.16)
Period from June 10, 2020 (inception) to December 31, 2020 (audited)
Change in fair value of warrant liability	$—	$3,096,650	$3,096,650
Transactions costs	—	226,601	226,601
Net loss	(263,139)	(3,323,251)	(3,586,390)
Weighted average shares outstanding of Class A redeemable common stock	11,500,000	—	11,500,000
Basic and diluted net income per share, Class A redeemable common stock	0.00	—	0.00
Weighted average shares outstanding of Class A and Class B non-redeemable common shares	3,100,220	—	3,100,220
Basic and diluted net loss per share, Class A and Class B non-redeemable common stock	(0.08)	(1.08)	(1.16)

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
	As Previously Reported	Adjustments	As Restated
Cash Flow Statement for the Period from June 10, 2020 (inception) to September 30, 2020 (unaudited)
Net loss	$(51,253)	$(623,434)	$(674,687)
Allocation of initial public offering costs		226,601	226,601
Change in fair value of warrant liability	—	396,833	396,833
Initial classification of warrant liability	—	1,428,600	1,428,600
Initial classification of common stock subject to possible redemption	107,276,620	(1,428,600)	105,848,020
Change in value of common stock subject to possible redemption	(50,260)	(396,833)	(447,093)
Cash Flow Statement for the Period from June 10, 2020 (inception) to December 31, 2020 (audited)
Net loss	$(263,139)	$(3,323,251)	$(3,586,390)
Allocation of initial public offering costs	—	226,601	226,601
Change in fair value of warrant liability	—	3,096,650	3,096,650
Initial classification of warrant liability	—	1,428,600	1,428,600
Initial classification of common stock subject to possible redemption	107,276,620	(1,428,600)	105,848,020
Change in value of common stock subject to possible redemption	(103,590)	(3,255,200)	(3,358,790)
NOTE 3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements are presented in U.S. dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting and disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).
Emerging Growth Company
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future events. Accordingly, the actual results could differ significantly from those estimates.
Class A Common Stock Subject to Possible Redemption
The Company accounts for its Class A common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification (“ASC”) Topic 480 “Distinguishing Liabilities from Equity.” Class A common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company’s control) is classified as temporary equity. At all other times, common stock is classified as stockholders’ equity. The Company’s common stock features certain redemption rights that are considered to be outside of the Company’s control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2020, Class A common stock subject to possible redemption are presented as temporary equity, outside of the stockholders’ equity section of the Company’s balance sheet.
Offering Costs
Offering costs consist of underwriting, legal, accounting and other expenses incurred through the Initial Public Offering that are directly related to the Initial Public Offering. Offering costs amounting to $6,797,377 were charged to stockholders’ equity upon the completion of the Initial Public Offering.
Warrant Liability
The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“ FASB”) Accounting Standards Codification (“ASC”) 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own common shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.
For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a binomial lattice model methodology (see Note 11).
Income Taxes
The Company follows the asset and liability method of accounting for income taxes under ASC 740, “Income Taxes.” Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.
ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more likely than not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits as income tax expense. There were no unrecognized tax benefits and no amounts accrued for interest and penalties as of December 31, 2020. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.
Net Income (Loss) Per Common Share
Net income (loss) per common share is computed by dividing net income (loss) by the weighted average number of common shares outstanding for the period. The Company has not considered the effect of warrants, sold in the Initial Public Offering and in the sale of the Private Placement Units, to purchase 3,968,333 shares of Class A common stock in the calculation of diluted income (loss) per share, since the exercise of the warrants are contingent upon the occurrence of future events and the inclusion of such warrants would be anti-dilutive.
The Company’s statement of operations includes a presentation of income (loss) per share for common shares subject to possible redemption in a manner similar to the two-class method of income (loss) per share. Net income per common share, basic and diluted, for Class A redeemable common stock is calculated by dividing the interest income earned on the Trust Account, by the weighted average number of Class A redeemable common stock outstanding since original issuance. Net loss per share, basic and diluted, for Class A and B non-redeemable common stock is calculated by dividing the net loss, adjusted for income attributable to Class A redeemable common stock, net of applicable franchise and income taxes, by the weighted average number of Class A and B non-redeemable common stock outstanding for the period. Class A and B non-redeemable common stock includes the Founder Shares as these shares do not have any redemption features and do not participate in the income earned on the Trust Account.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
The following table reflects the calculation of basic and diluted net income (loss) per common share (in dollars, except per share amounts):
For the Period From June 10, 2020 (inception) Through December 31, 2020
Redeemable Class A Common Stock
Numerator: Earnings allocable to Redeemable Class A Common Stock
Interest Income	$2,152
Income and Franchise Tax	(2,152)
Net Earnings	$—
Denominator: Weighted Average Redeemable Class A Common Stock
Redeemable Class A Common Stock, Basic and Diluted	11,500,000
Earnings/Basic and Diluted Redeemable Class A Common Stock	$0.00
Non-Redeemable Class A and B Common Stock
Numerator: Net Loss minus Redeemable Net Earnings
Net Loss	$(3,586,390)
Redeemable Net Earnings	—
Non-Redeemable Net Loss	$(3,589,390)
Denominator: Weighted Average Non-Redeemable Class A and B Common Stock
Non-Redeemable Class A and B Common Stock, Basic and Diluted(1)	3,100,220
Loss/Basic and Diluted Non-Redeemable Class A and B Common Stock	$(1.16)

Note:
As of December 31, 2020, basic and diluted shares are the same as there are no non-redeemable securities that are dilutive to the Company’s stockholders.

(1)
The weighted average non-redeemable common stock for the year ended December 31, 2020 includes the effect of 405,000 Private Placement Units, which were issued in conjunction with the initial public offering on September 9, 2020.

Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account and management believes the Company is not exposed to significant risks on such account.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities, which qualify as financial instruments under ASC Topic 820, “Fair Value Measurement,” approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.
Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). These tiers include:
•
Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;

•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

In some circumstances, the inputs used to measure fair value might be categorized within different levels of the fair value hierarchy. In those instances, the fair value measurement is categorized in its entirety in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement.
Derivative Financial Instruments
The Company evaluates its financial instruments to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value on the grant date and is then re-valued at each reporting date, with changes in the fair value reported in the statements of operations. The classification of derivative instruments, including whether such instruments should be recorded as liabilities or as equity, is evaluated at the end of each reporting period. Derivative liabilities are classified in the balance sheet as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Recent Accounting Standards
Management does not believe that any recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.
NOTE 4. INITIAL PUBLIC OFFERING
Pursuant to the Initial Public Offering, the Company sold 11,500,000 Units, which included the full exercise by the underwriters of their over-allotment option in the amount of 1,500,000 Units, at a price of $10.00 per Unit. Each Unit consists of one share of Class A common stock and one-third of one redeemable warrant (“Public Warrant”). Each whole Public Warrant entitles the holder to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment (see Note 9).
NOTE 5. PRIVATE PLACEMENT
Simultaneously with the closing of the Initial Public Offering, the Sponsor purchased an aggregate of 405,000 Private Placement Units at a price of $10.00 per Private Placement Unit, for an aggregate purchase price of $4,050,000. Each Private Placement Unit consists of one share of Class A common stock (“Private Placement Share” or, collectively, “Private Placement Shares”) and one-third of one warrant (each, a “Private Placement Warrant”). Each whole Private Placement Warrant is exercisable to purchase one share of Class A common stock at a price of $11.50 per share, subject to adjustment. A portion of the proceeds from the Private Placement Units were added to the proceeds from the Initial Public Offering held in the Trust Account. If the Company does not complete a Business Combination within the Combination Period, the proceeds from the sale of the Private Placement Units will be used to fund the redemption of the

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Public Shares (subject to the requirements of applicable law), and the Private Placement Units and all underlying securities will expire worthless.
NOTE 6. RELATED PARTY TRANSACTIONS
Founder Shares
On June 10, 2020, the Company issued an aggregate of 2,875,000 shares of Class B common stock to the Sponsor (the “Founder Shares”) for an aggregate price of $25,000. On June 30, 2020, the Sponsor transferred 30,000 Founder Shares to each of its three independent directors, or an aggregate of 90,000 Founder Shares, resulting in the Sponsor holding an aggregate of 2,785,000 Founder Shares. The Founder Shares included an aggregate of up to 375,000 shares subject to forfeiture to the extent that the underwriters’ over-allotment option was not exercised in full or in part, so that the number of Founder Shares would equal 20% of the Company’s issued and outstanding shares after the Initial Public Offering (not including the Private Placement Shares). As a result of the underwriters’ election to fully exercise their over-allotment option, 375,000 Founder Shares are no longer subject to forfeiture.
The Sponsor has agreed, subject to limited exceptions, not to transfer, assign or sell any of the Founder Shares until the earlier to occur of: (A) one year after the completion of a Business Combination and (B) subsequent to a Business Combination, (x) if the last reported sale price of the Class A common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after a Business Combination, or (y) the date on which the Company completes a liquidation, merger, capital stock exchange or other similar transaction that results in all of the Public Stockholders having the right to exchange their shares of common stock for cash, securities or other property.
Promissory Note — Related Party
On June 10, 2020, the Sponsor issued an unsecured promissory note to the Company (the “Promissory Note”), pursuant to which the Company could borrow up to an aggregate principal amount of $300,000, of which $99,627 was outstanding under the Promissory Note as of September 9, 2020. The Promissory Note was non-interest bearing and payable on the earlier of June 10, 2021 or the consummation of the Initial Public Offering. The Promissory Note was repaid in full on September 15, 2020.
Related Party Loans
In addition, in order to fund working capital deficiencies or finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (“Working Capital Loans”). If the Company completes a Business Combination, the Company may repay the Working Capital Loans out of the proceeds of the Trust Account released to the Company. Otherwise, the Working Capital Loans may be repaid only out of funds held outside the Trust Account. In the event that a Business Combination does not close, the Company may use a portion of proceeds held outside the Trust Account to repay the Working Capital Loans but no proceeds held in the Trust Account would be used to repay the Working Capital Loans. The Working Capital Loans would either be repaid upon consummation of a Business Combination, without interest, or, at the lender’s discretion, up to $1,500,000 of such Working Capital Loans may be convertible into units upon consummation of the Business Combination at a price of $10.00 per unit. The units would be identical to the Private Placement Units. Except for the foregoing, the terms of such Working Capital Loans, if any, have not been determined and no written agreements exist with respect to such loans. As of December 31, 2020, there were no amounts outstanding under the Working Capital Loans.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Administrative Support Agreement
The Company entered into an agreement, commencing on September 3, 2020, to pay an affiliate of the Sponsor a total of up to $10,000 per month for office space, secretarial and administrative support. Upon completion of a Business Combination or its liquidation, the Company will cease paying these monthly fees. For the period from June 10, 2020 (inception) through December 31, 2020, the Company incurred and paid $40,000 in fees for these services.
NOTE 7. COMMITMENTS AND CONTINGENCIES
Risks and Uncertainties
Management continues to evaluate the impact of the COVID-19 pandemic and has concluded that while it is reasonably possible that the virus could have a negative effect on the Company’s financial position and/or search for a target company, the specific impact is not readily determinable as of the date of the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Registration Rights
Pursuant to a registration rights agreement entered into on September 3, 2020, the holders of the Founder Shares, Private Placement Units, Private Placement Shares, Private Placement Warrants and securities that may be issued upon conversion of Working Capital Loans (and any Class A common stock issuable upon the exercise of the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans and upon conversion of the Founder Shares) are entitled to registration rights, requiring the Company to register such securities and any other securities of the Company acquired by them prior to the consummation of a Business Combination for resale. The holders of these securities will be entitled to make up to three demands, excluding short form demands, that the Company register such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of a Business Combination. The registration rights agreement does not contain liquidating damages or other cash settlement provisions resulting from delays in registering the Company’s securities. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriting Agreement
The underwriters are entitled to a deferred fee of $0.35 per Unit, or $4,025,000 in the aggregate. The deferred fee will become payable to the underwriters from the amounts held in the Trust Account solely in the event that the Company completes a Business Combination, subject to the terms of the underwriting agreement.
NOTE 8. STOCKHOLDERS’ EQUITY
Preferred Stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 per share with such designations, voting and other rights and preferences as may be determined from time to time by the Company’s board of directors. At December 31, 2020, there were no shares of preferred stock issued or outstanding.
Class A Common Stock — The Company is authorized to issue 380,000,000 shares of Class A common stock with a par value of $0.0001 per share. Holders of Class A common stock are entitled to one vote for each share. At December 31, 2020, there were 1,656,077 shares of Class A common stock issued and outstanding, excluding 10,248,923 Class A common stock subject to possible redemption.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
Class B Common Stock — The Company is authorized to issue 20,000,000 shares of Class B common stock with a par value of $0.0001 per share. Holders of Class B common stock are entitled to one vote for each share. At December 31, 2020, there were 2,875,000 shares of Class B common stock issued and outstanding.
Only holders of the Class B common stock will have the right to vote on the election of directors prior to the Business Combination. Holders of Class A common stock and holders of Class B common stock will vote together as a single class on all matters submitted to a vote of our shareholders except as otherwise required by law.
The shares of Class B common stock will automatically convert into Class A common stock immediately following the completion of the Business Combination, on a one-for-one basis, subject to adjustment. In the case that additional shares of Class A common stock, or equity-linked securities, are issued or deemed issued in connection with a Business Combination the number of shares of Class A common stock issuable upon conversion of all Founder Shares will equal, in the aggregate, on an as-converted basis, 20% of the total number of shares of Class A common stock outstanding after such conversion (after giving effect to any redemptions of shares of Class A common stock by public stockholders and excluding the Private Placement Shares underlying the Private Placement Warrants), including the total number of shares of Class A common stock issued, or deemed issued or issuable upon conversion or exercise of any equity-linked securities or rights issued or deemed issued, by the Company in connection with or in relation to the consummation of a Business Combination, excluding any shares of Class A common stock or equity-linked securities or rights exercisable for or convertible into shares of Class A common stock issued, or to be issued, to any seller in a Business Combination and any Private Placement Units issued to the Sponsor, officers or directors upon conversion of Working Capital Loans, provided that such conversion of Founder Shares will never occur on a less than one-for-one basis.
NOTE 9. WARRANT LIABILITY
Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Public Warrants will become exercisable on the later of (a) 30 days after the completion of a Business Combination and (b) 12 months from the closing of the Initial Public Offering. The Public Warrants will expire five years after the completion of a Business Combination or earlier upon redemption or liquidation.
The Company will not be obligated to deliver any shares of Class A common stock pursuant to the exercise of a warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A common stock underlying the warrants is then effective and a current prospectus relating thereto is current, subject to the Company satisfying its obligations with respect to registration. No warrant will be exercisable and the Company will not be obligated to issue shares of Class A common stock upon exercise of a warrant unless the shares of Class A common stock issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the warrants.
The Company has agreed that as soon as practicable, but in no event later than 15 business days, after the closing of a Business Combination, it will use its best efforts to file with the SEC a registration statement for the registration, under the Securities Act, of the Class A common stock issuable upon exercise of the Public Warrants. The Company will use its best efforts to cause the same to become effective and to maintain the effectiveness of such registration statement, and a current prospectus relating thereto, until the expiration of the Public Warrants in accordance with the provisions of the warrant agreement. If a registration statement covering the shares of Class A common stock issuable upon exercise of the warrants is not effective by the sixtieth (60th) business day after the closing of a Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company will have failed to maintain an effective registration statement, exercise warrants on a “cashless basis” in accordance

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
with Section 3(a)(9) of the Securities Act or another exemption. Notwithstanding the above, if the Class A common stock are, at the time of any exercise of a Public Warrant, not listed on a national securities exchange such that they satisfy the definition of a “covered security” under Section 18(b)(1) of the Securities Act, the Company may, at its option, require holders of Public Warrants who exercise their Public Warrants to do so on a “cashless basis” in accordance with Section 3(a)(9) of the Securities Act and, in the event the Company so elects, the Company will not be required to file or maintain in effect a registration statement, the shares under applicable blue sky laws to the extent an exemption is not available.
Once the warrants become exercisable, the Company may redeem the Public Warrants:
•
in whole and not in part;

•
at a price of $0.01 per warrant;

•
upon not less than 30 days’ prior written notice of redemption (the “30-day redemption period”) to each warrant holder; and

•
if, and only if, the closing price of the Company’s common stock equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within a 30-trading day period ending three business days before the Company sends the notice of redemption to the warrant holders.

If and when the warrants become redeemable by the Company, the Company may exercise its redemption right even if it is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
In addition, if (x) the Company issues additional shares of Class A common stock or equity-linked securities for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Class A common stock (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor or its affiliates, without taking into account any Founder Shares held by the Sponsor or its affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Class A common stock during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The Private Placement Warrants are identical to the Public Warrants underlying the Units sold in the Initial Public Offering, except that (1) the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will not be transferable, assignable or saleable until 30 days after the completion of a Business Combination, subject to certain limited exceptions, (2) the Private Placement Warrants will be exercisable on a cashless basis, (3) the Private Placement Warrants will be non-redeemable so long as they are held by the initial purchasers or their permitted transferees, and (4) the holders of the Private Placement Warrants and the Class A common stock issuable upon the exercise of the Private Placement Warrants will have certain registration rights. If the Private Placement Warrants are held by someone other than the initial purchasers or their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by such holders on the same basis as the Public Warrants.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 10. INCOME TAX
The Company’s net deferred tax asset is summarized as follows as of December 31, 2020:
Deferred tax assets
Net operating loss carryforward	$13,427
Organizational costs/startup expenses	41,833
Total deferred tax assets	55,260
Valuation allowance	(55,260)
Deferred tax asset, net of allowance	$—
The income tax provision (benefit) consists of the following for the period June 10, 2020 (inception) through December 31, 2020:
Federal
Current	$—
Deferred	(55,260)
State
Current	$—
Deferred	—
Change in valuation allowance	55,260
Income tax provision	$—
As of December 31, 2020, the Company had $63,937 of U.S. federal and state net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the period from June 10, 2020 (inception) through December 31, 2020, the change in the valuation allowance was $55,260.
A reconciliation of the federal income tax rate to the Company’s effective tax rate at December 31, 2020 is as follows:
Statutory federal income tax rate	21.0%
State taxes, net of federal tax benefit	0.0%
Change in fair value of warrant liability	(19.5)%
Change in valuation allowance	(1.5)%
Income tax provision	0.0%
The Company files income tax returns in the U.S. federal jurisdiction in various state and local jurisdictions and is subject to examination by the various taxing authorities.

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
NOTE 11. FAIR VALUE MEASUREMENTS
At December 31, 2020, assets held in the Trust Account were comprised of $115,002,152 in money market funds, which are invested in U.S. Treasury Securities. During the period from June 10, 2020 (inception) through December 31, 2020, the Company did not withdraw any interest income from the Trust Account.
The fair value of the Company’s financial assets and liabilities reflects management’s estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities:
Level 1:
Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2:
Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3:
Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The following table presents information about the Company’s assets that are measured at fair value on a recurring basis at December 31, 2020 and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	Level	December 31, 2020
Assets:
Cash and cash equivalents held in Trust Account – U.S. Treasury Securities Money Market Fund	1	$115,002,152
Liabilities:
Warrant Liability – Public Warrants	1	$4,370,000
Warrant Liability – Private Placement Warrants	3	$155,250
The Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within warrant liabilities on the Company’s balance sheet. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the statement of operations.
The Private Placement Warrants were initially valued using a binomial lattice model, which is considered to be a Level 3 fair value measurement. The binomial lattice model’s primary unobservable input utilized in determining the fair value of the Private Placement Warrants is the expected volatility of the common stock. The expected volatility as of the IPO date was derived from observable public warrant pricing on comparable ‘blank-check’ companies without an identified target. The expected volatility as of subsequent valuation dates will be implied from the Company’s own public warrant pricing. A binomial lattice model methodology was also used in estimating the fair value of the Public Warrants for periods where no observable traded price was available, using the same expected volatility as was used in measuring the fair value of the Private Placement Warrants. For periods subsequent to the detachment of the Warrants from the Units, the close price of the Public Warrants will be used as the fair value as of each relevant date. As of

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
December 31, 2020, the significant assumptions used in preparing the option pricing model for valuing the warrant liability of the Private Placement Warrants include (i) volatility of 18.6%, (ii) risk-free interest rate of 0.41%, (iii) strike price ($11.50), (iv) fair value of common stock ($10.15), and (v) expected life of 4.4 years.
The key inputs into the binomial lattice simulation model for the Private Placement Warrants and Public Warrants were as follows at initial measurement, September 30, 2020 and December 31, 2020 (Private Warrants only):
Input	September 9, 2020 (Initial Measurement)	September 30, 2020	December 31, 2020
Risk-free interest rate	0.34%	0.34%	0.34%
Trading days per year	252	252	252
Expected volatility	27.0%	27.0%	27.0%
Exercise price	$11.50	$11.50	$11.50
Stock Price	$10.00	$10.00	$10.00
The following table presents the changes in the fair value of warrant liabilities:
	Private Placement	Public	Warrant Liabilities
Fair value as of June 10, 2020 (inception)	$—	$—	$—
Initial measurement on September 9, 2020	48,600	1,380,000	1,428,600
Change in valuation inputs or other assumptions	106,650	2,990,000	3,096,650
Fair value as of December 31, 2020	$155,250	$4,370,000	$4,525,250
On October 26, 2020, our Public Warrants were separated from our Units and began trading, at which point the Warrant Liability related to the Public Warrants transferred from a Level 3 liability to a Level 1 liability. The value of the Public Warrants upon transfer was $3,545,833. The value of the Public Warrants at December 31, 2020 was $4,370,000.
NOTE 12. SUBSEQUENT EVENTS
The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were issued. Based upon this review, other than as described below and in Note 2, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statements.
On February 18, 2021, HighCape Capital Acquisition Corp. (“HighCape” or the “Company”), entered into a business combination agreement, by and among HighCape, Tenet Merger Sub, Inc., a wholly owned subsidiary of HighCape (“Merger Sub”), and Quantum-SI Incorporated (“Quantum-SI”) (as it may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). The Business Combination Agreement provides for, among other things, the following: on the closing date of the Business Combination (the “Closing Date”), Merger Sub will merge with and into Quantum-SI at the Effective Time, with Quantum-SI as the surviving corporation in the Business Combination and, after giving effect to the Merger, Quantum-SI will be a wholly-owned subsidiary of HighCape. As a consequence of the Merger, at the Effective Time, (i) each share of Quantum-SI capital stock (other than shares of Quantum-SI Series A preferred stock) issued and outstanding as of immediately prior to the Effective Time will become the right to receive a number of shares of New Quantum-SI Class A common stock equal to the Exchange Ratio, as defined in the Business Combination Agreement, (ii) each share of Quantum-SI Series A preferred stock issued and outstanding as of immediately prior to the Effective Time will become the right to receive a number of shares of New Quantum-SI Class B common stock equal to the Exchange Ratio, (iii) each option to purchase shares of Quantum-SI common stock, whether vested or unvested, that is outstanding

HIGHCAPE CAPITAL ACQUISITION CORP.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020
and unexercised as of immediately prior to the Effective Time will be assumed by New Quantum-SI and will automatically become an option (vested or unvested, as applicable) to purchase a number of shares of New Quantum-SI Class A common stock equal to the number of shares of Quantum-SI common stock subject to such option immediately prior to the Effective Time multiplied by the Exchange Ratio, and (iv) each Quantum-SI restricted stock unit outstanding immediately prior to the Effective Time will be assumed by New Quantum-SI and will automatically become a restricted stock unit with respect to a number of shares of New Quantum-SI Class A common stock. The Business Combination Agreement contains customary representations, warranties and covenants by the parties thereto and the Closing is subject to certain conditions as further described in the Business Combination Agreement.
Concurrently with the execution of the Business Combination Agreement, HighCape has entered into subscription agreements, dated as of February 18, 2021 (the “PIPE Investor Subscription Agreements”), with certain institutional and accredited investors (the “PIPE Investors”), pursuant to which the PIPE Investors have agreed to subscribe for and purchase, and HighCape has agreed to issue and sell to the PIPE Investors, immediately prior to the Closing, an aggregate of 42,500,000 shares of HighCape Class A common stock at a price of $10.00 per share (the “PIPE Financing”), for aggregate gross proceeds of $425,000,000.
Concurrently with the execution of the Business Combination Agreement, HighCape has entered into subscription agreements, dated as of February 18, 2021 (the “Subscription Agreements”), with certain affiliates of Foresite (the “Foresite Funds”), pursuant to which the Foresite Funds will be issued 696,250 shares of HighCape Class A common stock at a price of $0.001 per share for aggregate gross proceeds of $696.25 after a corresponding number of shares of HighCape Class B Common Stock are irrevocably forfeited by the Sponsor to HighCape for no consideration and automatically cancelled.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the stockholders and the Board of Directors of Quantum-Si Incorporated
Opinion on the Financial Statements
We have audited the accompanying balance sheets of Quantum-Si Incorporated (the “Company”) as of December 31, 2020 and 2019, the related statements of operations and comprehensive loss, changes in convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2020, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.
Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered a significant cash burn and recurring net losses since inception that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to this matter is also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Deloitte & Touche LLP
New York, NY
March 1, 2021
We have served as the Company's auditor since 2021.

QUANTUM-SI INCORPORATED
BALANCE SHEETS
AS OF DECEMBER 31, 2020 AND 2019
(in thousands, except share and per share amounts)
	December 31,
	2020	2019
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$36,910	$32,930
Prepaid expenses and other current assets	716	478
Due from related parties	232	458
Total current assets	$37,858	$33,866
PROPERTY AND EQUIPMENT, NET	1,996	2,551
OTHER ASSETS- RELATED PARTY	738	994
TOTAL ASSETS	$40,592	$37,411
LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES:
Accounts payable	$1,301	$869
Due to related parties	28	44
Accrued expenses and other current liabilities	1,425	1,014
Total current liabilities	$2,754	$1,927
LONG-TERM LIABILITIES: Other non-current liabilities	—	28
Notes payable	1,749	—
Total liabilities	$4,503	$1,955
COMMITMENTS AND CONTINGENCIES (NOTE 13)
CONVERTIBLE PREFERRED STOCK
Convertible preferred stock (Series A, B, C, D and E): $.0001 par value, aggregate liquidation preference of $216 and $180; 92,078,549 and 84,386,780 shares authorized; 90,789,268 and 84,201,570 shares issued and outstanding at December 31, 2020 and 2019, respectively	195,814	160,555
STOCKHOLDERS’ DEFICIT:
Common stock, $.0001 par value; 90,000,000 and 80,000,000 shares authorized; 6,743,933 and 6,599,878 shares issued and outstanding at December 31, 2020 and 2019, respectively	1	1
Special-voting common stock, $.0001 par value; 25,000,000 shares authorized; 0 shares issued and outstanding	—	—
Additional paid-in capital	12,517	10,530
Accumulated deficit	(172,243)	(135,630)
Total stockholders’ deficit	$(159,725)	$(125,099)
TOTAL LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT	$40,592	$37,411
The accompanying notes are an integral part of these financial statements.

QUANTUM-SI INCORPORATED
STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(in thousands, except share and per share amounts)
	Year ended December 31,
	2020	2019
OPERATING EXPENSES:
Research and development	$27,555	$28,102
General and administrative	7,984	7,884
Sales and marketing	1,152	634
Total operating expenses	36,691	36,620
LOSS FROM OPERATIONS	$(36,691)	$(36,620)
INTEREST INCOME	104	833
OTHER EXPENSE, NET	(26)	(5)
LOSS BEFORE INCOME TAXES	$(36,613)	$(35,792)
PROVISION FOR INCOME TAXES	—	—
NET LOSS AND COMPREHENSIVE LOSS	$(36,613)	$(35,792)
NET LOSS PER COMMON SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	$(5.45)	$(5.55)
WEIGHTED-AVERAGE SHARES USED TO COMPUTE NET LOSS PER SHARE ATTRIBUTABLE TO COMMON STOCKHOLDERS, BASIC AND DILUTED	6,715,314	6,453,890
The accompanying notes are an integral part of these financial statements.

QUANTUM-SI INCORPORATED
STATEMENTS OF CHANGES IN CONVERTIBLE PREFERRED STOCK AND
STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(in thousands, except share amounts)
	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount	Shares	Amount
BALANCE, January 1, 2019	80,810,340	$142,429	6,328,881	$1	$7,699	$(99,838)	$(92,138)
Net loss	—	—	—	—	—	(35,792)	(35,792)
Issuance of series E convertible preferred stock, net of issuance costs	3,391,230	18,126	—	—	—	—	—
Common stock issued upon exercise of stock options	—	—	270,997	—	116	—	116
Stock-based compensation expense	—	—	—	—	2,715	—	2,715
BALANCE, December 31, 2019	84,201,570	$160,555	6,599,878	$1	$10,530	$(135,630)	$(125,099)
Net loss	—	—	—	—	—	(36,613)	(36,613)
Issuance of series E convertible preferred stock, net of issuance costs	6,587,698	35,259	—	—	—	—	—
Common stock issued upon exercise of stock options	—	—	144,055	—	63	—	63
Stock-based compensation expense	—	—	—	—	1,924	—	1,924
BALANCE, December 31, 2020	90,789,268	$195,814	6,743,933	$1	$12,517	$(172,243)	$(159,725)
The accompanying notes are an integral part of these financial statements.

QUANTUM-SI INCORPORATED
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(in thousands)
	Year ended December 31,
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(36,613)	$(35,792)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	894	780
Loss on disposal of fixed assets	2	1
Stock-based compensation expense	1,924	2,715
Write-off of intellectual property	—	500
Changes in assets and liabilities:
Prepaid expenses and other current assets	(238)	234
Due from related parties	226	591
Other assets – related party	256	(41)
Accounts payable	552	164
Due to related parties	(16)	(434)
Accrued expenses and other current liabilities	440	574
Net cash used in operating activities	$(32,573)	$(30,708)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(461)	(1,241)
Net cash used in investing activities	$(461)	$(1,241)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	63	116
Proceeds from issuance of Series E convertible preferred stock	35,311	18,177
Stock issuance costs for Series E convertible preferred stock	(52)	(51)
Proceeds from issuance of notes payable	1,749	—
Principal payments under capital lease obligations	(57)	(25)
Net cash provided by financing activities	$37,014	$18,217
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	3,980	(13,732)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	32,930	46,662
CASH AND CASH EQUIVALENTS, END OF YEAR	$36,910	$32,930
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received from exchange of research and development tax credits	$—	$352
SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION:
Noncash acquisition of property and equipment	$30	$260
Forgiveness of related party promissory notes	$20	$50
The accompanying notes are an integral part of these financial statements.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
1.   ORGANIZATION AND DESCRIPTION OF BUSINESS
Quantum-Si Incorporated (the “Company”) was incorporated as a Delaware corporation on June 24, 2013. The Company is a life sciences company with the mission of transforming single molecule analysis, and democratizing its use by providing researchers and clinicians access to the proteome. The Company has developed a proprietary universal single molecule detection platform that the Company is applying to proteomics to enable Next Generation Protein Sequencing (“NGPS”). The Company’s platform is comprised of the Carbon™ automated sample preparation instrument, the Platinum™ NGPS instrument, the Quantum-Si Cloud™ software service, and reagent kits and chips for use with its instruments..
2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying financial statements include the accounts of the Company and have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to the accounting disclosure rules and regulations of the Securities and Exchange Commission (the “SEC”).
COVID-19 Outbreak
The recent outbreak of the novel coronavirus (“COVID-19”), which was declared a pandemic by the World Health Organization on March 11, 2020 and declared a National Emergency by the President of the United States on March 13, 2020, has led to adverse impacts on the U.S. and global economies and created uncertainty regarding potential impacts on the Company’s operating results, financial condition and cashflows. The COVID-19 pandemic had, and is expected to continue to have, an adverse impact on our operations, particularly as a result of preventive and precautionary measures that we, other businesses, and governments are taking. Governmental mandates related to COVID-19 or other infectious diseases, or public health crises, have impacted, and we expect them to continue to impact, our personnel and personnel at third-party manufacturing facilities in the United States and other countries, and the availability or cost of materials, which would disrupt or delay our receipt of instruments, components and supplies from the third parties we rely on to, among other things, produce our products. The COVID-19 pandemic has also had an adverse effect on our ability to attract, recruit, interview and hire at the pace we would typically expect to support our rapidly expanding operations. To the extent that any governmental authority imposes additional regulatory requirements or changes existing laws, regulations, and policies that apply to the Company’s business and operations, such as additional workplace safety measures, the Company’s product development plans may be delayed, and the Company may incur further costs in bringing its business and operations into compliance with changing or new laws, regulations, and policies. The full extent to which the COVID-19 pandemic will directly or indirectly impact the Company’s business, results of operations and financial condition, including expenses and research and development costs, will depend on future developments that are highly uncertain, including as a result of new information that may emerge concerning COVID-19 and the actions taken to contain or treat COVID-19, as well as the economic impacts.
The estimates of the impact on the Company’s business may change based on new information that may emerge concerning COVID-19 and the actions to contain it or treat its impact and the economic impact on local, regional, national and international markets. While we are unable to predict the full impact that the COVID-19 pandemic will have on our future results of operations, liquidity and financial condition due to numerous uncertainties, including the duration of the pandemic, and the actions that may be taken by government authorities across the US, it is not expected to result in any significant changes in costs going forward.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
The Company has not incurred any significant impairment losses in the carrying values of our assets as a result of the COVID-19 pandemic and is not aware of any specific related event or circumstance that would require us to revise our estimates reflected in our financial statements.
Liquidity and Going Concern
Since its inception, the Company has generated no revenue and has funded its operations primarily with proceeds from the issuance of capital to private investors. As a result, the Company has incurred a significant cash burn and recurring net losses since its inception, which includes a net loss of $36,613 and $35,792 for the years ended December 31, 2020 and 2019, respectively, and an accumulated deficit of $172,243 and $135,630, as of December 31, 2020 and 2019, respectively. The Company expects to continue to incur a significant cash burn and recurring net losses for the foreseeable future until such time that the Company can successfully commercialize its products that are currently under development. However, the Company can provide no assurance that such products will be successfully developed and commercialized in the future.
Management anticipates the Company will be able to raise additional capital needed to sustain the Company’s operations and meet its obligations as they become due over the next twelve months upon consummation of the proposed merger with HighCape (See Note 14). However, the Company can provide no assurance the proposed merger will be successfully consummated, or that enough capital will be received to fund the Company’s operations over the next twelve months. If the proposed merger is not successfully consummated or enough capital received, the Company will have to seek other sources of capital, or pursue other strategic alternatives, which could include, among other things, a significant reduction in the Company’s current cost structure, a significant reduction in the Company’s product development strategy, a sale of the Company, or a filing of insolvency or cessation of the Company’s operations.
Management believes these uncertainties raise substantial doubt about the Company’s ability to continue as a going concern. The accompanying financial statements have been prepared on the basis that the Company will continue to operate as a going-concern, which contemplates that the Company will be able to realize assets and settle liabilities and commitments in the normal course of business for the foreseeable future. Accordingly, the accompanying financial statements do not include any adjustments that may result from the outcome of these uncertainties.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash and cash equivalents. At December 31, 2020 and 2019, substantially all the Company’s cash and cash equivalents were invested in money market accounts at one financial institution. The Company also maintains balances in various operating accounts above federally insured limits. The Company has not experienced any losses on such accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.
Use of Estimates
The preparation of the financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions about future events that affect the amounts reported in its financial statements and accompanying notes. Future events and their effects cannot be determined with certainty. On an ongoing basis, management evaluates these estimates and assumptions. Significant estimates and assumptions included:
•
valuation allowances with respect to deferred tax assets; and

•
assumptions underlying the fair value used in the calculation of the stock-based compensation.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
The Company bases these estimates on historical and anticipated results and trends and on various other assumptions that the Company believes are reasonable under the circumstances, including assumptions as to future events. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates, and any such differences may be material to the Company’s financial statements.
Cash and Cash Equivalents
All highly liquid investments purchased with a maturity of three months or less are cash equivalents. At December 31, 2020 and 2019, cash and cash equivalents consist principally of cash and money market accounts.
Prepaid Expenses and Other Current Assets
Prepaid expenses and other current assets include amounts paid in advance for operating expenses as well as monies to be received from the State of Connecticut for research and development tax credits. These research and development tax credits are exchanged for a cash refund and are typically collected within one year from the date the tax return is filed with the state. The credits are recognized as an offset to research and development expenses in the statement of operations and comprehensive loss in the annual period the corresponding expenses were incurred.
Property and Equipment, net
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation expense is computed using the straight-line method over the estimated useful lives of the related assets.
Useful lives of property and equipment are as follows:
Property and equipment	Estimated useful life
Computer equipment	5 years
Laboratory equipment	5 years
Furnitures and fixtures	7 years
Software	3 years
Expenditures for major renewals and improvements are capitalized. Expenditures for repairs and maintenance are expensed as incurred. When assets are retired or otherwise disposed of, the cost of these assets and related accumulated depreciation is eliminated from the balance sheet, and any resulting gains or losses are included in the statements of operations and comprehensive loss in the period of disposal.
Leases
Leases are evaluated and classified as operating leases or capital leases for financial reporting purposes. Leases that meet one or more of the capital lease criteria under this guidance are recorded as capital leases. All other leases are recorded as operating leases. The Company records each capital lease as an asset and an obligation at an amount that is equal to the present value of the minimum lease payments over the lease term. The Company’s operating leases are short term in nature as they have month to month rental terms. The Company expenses monthly rental payments as incurred in general and administrative expenses in the statement of operations and comprehensive loss.
Impairment of Long-Lived Assets
The Company reviews its long-lived assets for impairment at least annually or when the Company determines a triggering event has occurred. When a triggering event has occurred, each impairment test is

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
based on a comparison of the future expected undiscounted cash flow to the recorded value of the asset. If the recorded value of the asset is less than the undiscounted cash flow, the asset is written down to its estimated fair value. No impairments were recorded for the years ended December 31, 2020 and 2019.
Capitalized Software Development Costs
The Company has considered costs of software to be sold, leased, or marketed. For the years ended December 31, 2020 and 2019, the Company had not yet achieved technical feasibility and therefore, all costs were expensed in research and development. With respect to costs of software developed for internal use, the Company determined that all costs for the periods ending December 31, 2020 and 2019 were in the preliminary project stage and not eligible for capitalization and therefore expensed as incurred in research and development.
Research and Development
Research and development expenses primarily consist of personnel costs and benefits including stock-based compensation, facilities-related expenses, consulting and professional fees, fabrication services, software and other outsourcing expenses. Substantially all of the Company’s research and development expenses are related to developing new products and services. Research and development expenses are expensed as incurred.
General and Administrative
General and administrative expenses primarily consist of personnel costs and benefits including stock-based compensation, patent and filing fees, facilities costs, office expenses and outside services. Outside services consist of professional services, legal and other professional fees.
Sales and Marketing
Sales and marketing costs primarily consist of personnel costs and benefits including stock-based compensation, advertising, promotional, as well as conferences, meetings and other events. Advertising costs are expensed as incurred. For the years ended December 31, 2020 and 2019, advertising expenses were $87 and $15, respectively.
Net Loss per Common Share
Basic net loss per common share is calculated by dividing the net loss by the weighted average number of common shares outstanding during the period, without consideration of potentially dilutive securities.
Diluted net loss per common share is computed by dividing the net loss attributable to common stockholders by the weighted average number of common shares plus the common equivalent shares of the period, including any dilutive effect from such shares. The Company’s diluted net loss per common share is the same as basic net loss per common share for all periods presented, since the effect of potentially dilutive securities is anti-dilutive. Refer to Note 10, “Net Loss Per Share” for further discussion.
Convertible Preferred Stock
The Company has applied the guidance in ASC Topic 480-10-S99-3A, SEC Staff Announcement: Classification and Measurement of Redeemable Securities, and has therefore classified the Series A, Series B, Series C, Series D, and Series E Convertible Preferred Stock (“Convertible Preferred Stock”) (see Note 7) as mezzanine equity. The Convertible Preferred Stock was recorded outside of stockholders’ deficit because the Convertible Preferred Stock includes a redemption provision upon a change of control, which is deemed a liquidation event that is considered outside the Company’s control. The Convertible Preferred

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
Stock have been recorded at their original issue price, net of issuance costs. The Company did not adjust the carrying values of the Convertible Preferred Stock to the liquidation price associated with a change of control because a change of control of the Company was not considered probable at either of the reporting dates (see Note 13). Subsequent adjustments to increase or decrease the carrying values to their respective liquidation prices will be made only when it becomes probable that such a change of control will occur.
Stock-Based Compensation
The measurement of share-based compensation expense for all stock-based payment awards, including stock options granted to employees, directors, and nonemployees, is based on the estimated fair value of the awards on the date of grant. Prior to adoption of Accounting Standards Update (“ASU”) 2018-07, Compensation — Stock Compensation (Topic 718) on January 1, 2020, stock options granted to nonemployees were accounted for based on their fair value on the measurement date. Stock options granted to nonemployees are subject to periodic revaluation over their vesting terms. As a result, the charge to statements of operations and comprehensive loss for nonemployee options with vesting requirements is affected in each reporting period by a change in the fair value of the option calculated under the Black-Scholes option pricing model.
The Company recognizes stock-based compensation expense for stock option grants with only service conditions on a straight-line basis over the requisite service period of the individual grants, which is generally the vesting period, based on the estimated grant date fair values. The Company recognizes stock-based compensation expense for stock option grants subject to non-financing event performance conditions on an accelerated basis as though each separately vesting portion of the award was, in substance, a separate award. Generally, stock options fully vest four years from the grant date and have a term of 10 years. On January 1, 2020, the Company adopted ASU 2018-07. ASU 2018-07 aligns the accounting for share-based payment awards issued to employees and nonemployees. Under this new guidance, the existing employee guidance will now apply to nonemployee share-based transactions. This guidance was applied to all new awards granted after the date of adoption, and adoption did not have a material impact on our financial statements or related disclosures. For nonemployee awards that had been issued prior to adoption of ASU 2018-07 and remained outstanding subsequent to adoption, the Company utilized the adoption date fair value of the nonemployee awards as a substitute for grant date fair value for future compensation expense recognition as permitted under the transition guidance.
The Company recognizes the effect of forfeiture in compensation costs based on actual forfeitures when they occur.
The fair value of the shares of common stock underlying stock options has historically been determined by the Board of Directors (the “Board”), with input from management and contemporaneous third-party valuations, as there was no public market for the common stock. Given the absence of a public trading market for the Company’s common stock, and in accordance with the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately Held Company Equity Securities Issued as Compensation, the Board exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of the Company’s common stock at each option grant date.
In valuing the Company’s common stock for 2020 and 2019, the Board determined the value using the market approach-subject company transaction method. Under this method, the Company “solved for” the total equity value which allocates a probability-weighted present value to the Series E convertible preferred stockholders consistent with the investment amount of the financing round that was known at the respective valuation date.
Application of this approach involves the use of estimates, judgment and assumptions that are highly complex and subjective, such as market multiples, the selection of comparable companies and the probability

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
of possible future events. Changes in any or all these estimates and assumptions or the relationships among those assumptions could have a material impact on the valuation of the Company’s common stock as of each valuation date.
Income Taxes
The Company utilizes the asset and liability method of accounting for income taxes, as set forth in ASC Topic 740, Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities using the enacted statutory tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. A valuation allowance is established against net deferred tax assets if, based on the weight of available evidence, it is more likely than not that some or all of the net deferred tax assets will not be realized.
The Company accounts for uncertainty in income taxes recognized in the financial statements by applying a two-step process to determine the amount of tax benefit to be recognized. First, the tax position must be evaluated to determine the likelihood that it will be sustained upon external examination by the taxing authorities. If the tax position is deemed more-likely-than-not to be sustained, the tax position is then assessed to determine the amount of benefit to recognize in the financial statements. The amount of the benefit that may be recognized is the largest amount that has a greater than 50% likelihood of being realized upon ultimate settlement. The provision for income taxes includes the effects of any resulting tax reserves, or unrecognized tax benefits, that are considered appropriate as well as the related net interest and penalties. As of December 31, 2020 and 2019, the Company had no uncertain tax positions.
Recent Accounting Pronouncements
Accounting pronouncements adopted
In June 2018, the Financial Accounting Standards Board (“FASB”) issued ASU 2018-07, Compensation — Stock Compensation (Topic 718). The amendments in this update expand the scope of Topic 718 (“ASC 718”) to include share-based payments to nonemployees. An entity is required to apply the requirements of ASC 718 to nonemployee awards except for specific guidance related to option pricing models and the attribution of cost. The Company adopted such guidance on January 1, 2020 and there was no material effect of adoption on the financial statements.
In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which amends the existing accounting standards for revenue recognition. The FASB has issued several updates to the standard which: (i) clarify the application of the principal versus agent guidance, (ii) clarify the guidance relating to performance obligations and licensing, (iii) clarify the assessment of the collectability criterion, presentation of sales taxes, measurement date for non-cash consideration and completed contracts and (iv) clarify the narrow aspects of Topic 606 or correct unintended application of the guidance (collectively, “ASC 606”). ASC 606 is based on principles that govern the recognition of revenue at an amount to which an entity expects to be entitled when products and/or services are transferred to customers. The new revenue standard may be applied via the full retrospective method to each prior period presented or via the modified retrospective method with the cumulative effect recognized as of the date of adoption. The Company adopted ASU 2014-09 as of January 1, 2019. The Company has had no revenue and the adoption of this pronouncement had no impact on the Company’s financial statements.
Accounting pronouncements issued but not yet adopted
In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842) which outlines a comprehensive lease accounting model and supersedes the current lease guidance. The new guidance requires lessees to

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
recognize almost all their leases on the balance sheet by recording a lease liability and corresponding right-of-use assets. It also changes the definition of a lease and expands the disclosure requirements of lease arrangements. As per the latest ASU 2020-05 issued by FASB, the entities who have not yet issued or made available for issuance the financial statements as of June 3, 2020 can defer the new guidance for one year. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2020, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022, and interim reporting periods within annual reporting periods beginning January 1, 2023. The Company is in the process of evaluating the impact that the adoption of this pronouncement will have on the Company’s financial statements and disclosures.
In August 2019, the FASB issued ASU 2019-15, Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that Is a Service Contract, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). For the Company, this guidance is effective for annual reporting periods beginning January 1, 2021 and interim periods beginning January 1, 2022. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s financial statements and disclosures.
In December 2019, the FASB issued ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The ASU is intended to simplify various aspects related to accounting for income taxes. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2021, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2022 and interim reporting period within annual reporting period beginning January 1, 2023. The Company is currently evaluating the impact that the adoption of this pronouncement will have on the Company’s financial statements.
In August 2020, the FASB issued ASU 2020-06, Debt-Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 815-40): Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, which simplifies the accounting for convertible instruments by removing the separation models for convertible debt with a cash conversion feature and convertible instruments with a beneficial conversion feature. These changes will reduce reported interest expense and increase reported net income for entities that have issued a convertible instrument that was bifurcated according to previously existing rules. ASU 2020-06 also requires the application of the if-converted method for calculating diluted earnings per share and the treasury stock method will be no longer available. For public entities, this guidance is effective for annual reporting periods beginning January 1, 2022, including interim periods within that annual reporting period. For the Company, this guidance is effective for annual reporting periods beginning January 1, 2024, and interim reporting periods within annual reporting periods beginning January 1, 2024, with early adoption permitted. The Company is currently evaluating the impact that the adoption of ASU 2020-06 will have on its financial statements.
3.   FAIR VALUE OF FINANCIAL INSTRUMENTS
Fair value estimates of financial instruments are made at a specific point in time, based on relevant information about financial markets and specific financial instruments. As these estimates are subjective in nature, involving uncertainties and matters of significant judgment, they cannot be determined with precision. Changes in assumptions can significantly affect estimated fair value.
The Company measures fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the reporting date. The Company utilizes a three-tier hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
•
Level 1 — Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

•
Level 2 — Valuations based on quoted prices for similar assets or liabilities, quoted prices for identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

•
Level 3 — Valuations based on inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities. The Company has no assets or liabilities valued with Level 3 inputs.

The carrying value of cash and cash equivalents, notes receivable, accounts payable and accrued expenses and other current liabilities approximates their fair values due to the short-term or on demand nature of these instruments.
There were no transfers between fair value measurement levels during the years ended December 31, 2020 and 2019.
The Company had $36,040 and $31,895 of money market funds included in cash and cash equivalents as of December 31, 2020 and 2019, respectively. These assets were valued using quoted market prices and accordingly were classified as Level 1. The fair value of the notes payable using Level 2 inputs was deemed to approximate carrying value as of December 31, 2020.
4.   PROPERTY AND EQUIPMENT, NET
Property and equipment, net, are recorded at historical cost and consist of the following at December 31:
	2020	2019
Laboratory equipment	$4,245	$3,983
Computer equipment	765	737
Software	136	116
Furniture and fixtures	47	47
Construction in process	35	9
	5,228	4,892
Less: Accumulated depreciation and amortization	(3,232)	(2,341)
Property and equipment, net	$1,996	$2,551
Depreciation and amortization expense amounted to $894 and $780 for the years ended December 31, 2020 and 2019, respectively.
5.   ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES
Accrued expenses and other current liabilities consist of the following at December 31:
	2020	2019
Salary and bonus	$511	$110
Contracted services	399	374
Legal fees	447	467
Other	68	63
Total accrued expenses and other current liabilities	$1,425	$1,014

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
6.   NOTES PAYABLE
The Company received loan proceeds of $1,749 under the Paycheck Protection Program (“PPP”). The PPP loan is evidenced by a promissory note dated August 10, 2020. The PPP, established as part of the Coronavirus Aid, Relief and Economic Security Act (“CARES Act”), provides loans to qualifying businesses for amounts up to 2.5 times of the average monthly payroll expenses of the qualifying business. The Company used the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The interest rate on the PPP loan is 1% per annum and no payments of principal or interest are due during the ten-month period following the consummation of the PPP loan (the “Deferment Period”). The Company may request for partial or full forgiveness of the PPP loan. If the PPP loan is not forgiven or partially forgiven, then the Company will be notified and provided details of the monthly repayment amount with a maximum term of five years. If the Company does not apply for forgiveness during the Deferment Period, then repayment will automatically commence at the end of the Deferment Period according to the terms provided by the lender with a maximum term of five years. The PPP loan is unsecured and guaranteed by the Small Business Administration and is subject to any new guidance and new requirements released by the Department of the Treasury. Subject to and following the closing of the business combination discussed in Note 14, the Company intends to repay the loan in full. The Company is accounting for the loan as debt.
7.   CONVERTIBLE PREFERRED STOCK
The Company has issued five series of Convertible Preferred Stock, Series A through Series E. The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company as of December 31, 2020 (in thousands, except share and per share information):
Class	Year of Issuance	Issuance Price per share	Shares Authorized	Shares Issued and Outstanding	Total Proceeds or Exchange Value	Issuance Costs	Net Carrying Value	Initial Liquidation Price per share
Series A	2013	$0.04	25,000,000	25,000,000	$1,000	$—	$1,000	$0.80
Series B	2015	0.80	31,250,000	31,250,000	25,000	—	25,000	0.80
Series C	2015 – 2016	4.61	8,164,323	8,164,323	37,638	328	37,310	4.61
Series D	2017	4.71	12,738,853	12,738,853	60,000	414	59,586	4.71
Series E	2018 – 2020	5.36	14,925,373	13,636,092	73,089	171	72,918	5.36
			92,078,549	90,789,268
The following table summarizes the authorized, issued and outstanding Convertible Preferred Stock of the Company as of December 31, 2019 (in thousands, except for share and per share information):
Class	Year of Issuance	Issuance Price per share	Shares Authorized	Shares Issued and Outstanding	Total Proceeds or Exchange Value	Issuance Costs	Net Carrying Value	Initial Liquidation Price per share
Series A	2013	$0.04	25,000,000	25,000,000	$1,000	$—	$1,000	$0.80
Series B	2015	0.80	31,250,000	31,250,000	25,000	—	25,000	0.80
Series C	2015 – 2016	4.61	8,164,323	8,164,323	37,638	328	37,310	4.61
Series D	2017	4.71	12,738,853	12,738,853	60,000	414	59,586	4.71
Series E	2018 – 2019	5.36	7,233,604	7,048,394	37,779	120	37,659	5.36
			84,386,780	84,201,570

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
The powers, preferences, rights, qualifications, limitations and restrictions of the shares of Convertible Preferred Stock are as follows:
Dividends
Dividends shall accrue to holders of the Convertible Preferred Stock at the rate of 8% of the original issue price for the applicable series of Convertible Preferred Stock, per annum subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization, reclassification and other similar events payable only when, and if, declared by the Board. The right to receive dividends on Convertible Preferred Stock are not cumulative, and therefore, if not declared in any year, the right to such dividends shall terminate and shall not carry forward into the next year. There have been no dividends declared to date.
Liquidation Rights
In the event of any liquidation, dissolution or winding up of the Company, whether voluntary or involuntary or a deemed liquidation event (which includes a merger, the sale of all of the Company’s assets, or a change of control) (each a “Liquidation Event”), the holders of the Convertible Preferred Stock are entitled to be paid out of the assets of the Company available for distribution to stockholders, pari passu, at a liquidation price per share equal to the greater of: (1) the Initial Liquidation Price of such Convertible Preferred Stock, plus any declared and unpaid dividends or (2) an amount that would have been payable had all the shares of the Convertible Preferred Stock been converted into the Common Stock. These payments will be made to or set aside prior to the holders of shares of any other class or series of capital stock that is not, by its terms, senior to the Convertible Preferred Stock.
Voting Rights
The holders of shares of the Convertible Preferred Stock shall be entitled to vote on all matters on which the holders of shares of the Common Stock shall be entitled to vote.
Each holder of record of shares of Series A Convertible Preferred Stock shall be entitled to ten votes per share of Special-Voting Common Stock into which such Series A Convertible Preferred Stock are convertible, as discussed below under Conversion, on all matters to be voted on by the Company’s stockholders. Each holder of record of shares of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock shall be entitled to one vote per share of Common Stock into which such Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock, and Series E Convertible Preferred Stock are convertible, as discussed below under Conversion, on all matters to be voted on by the Company’s stockholders. The holders of Convertible Preferred Stock and the holders of Common Stock shall vote together and not as separate classes. There shall be no series voting.
Conversion
Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, at any time after the date of issuance of such share, into shares of Special-Voting Common Stock on a 1 to 1 conversion rate subject to customary anti-dilution adjustments and upon the issuance of additional common shares for no consideration or consideration less than the conversion price of the Series A Convertible Preferred Stock. Each share of Series B Convertible Preferred Stock, Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock shall be convertible, at the option of the holder, at any time after the date of issuance into shares of Common Stock on a 1 to 1 conversion rate subject to customary anti-dilution adjustments and upon the issuance of additional common

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
shares for no consideration or consideration less than the conversion price of the respective series of Convertible Preferred Stock, which is equal to the original issuance price for each series of Convertible Preferred Stock.
Upon the earlier to occur of (i) election of the Convertible Preferred Stock by (A) the consent or vote of the majority holders of the Convertible Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis) and (B) the consent or vote of the majority holders of Series C Convertible Preferred Stock, Series D Convertible Preferred Stock and Series E Convertible Preferred Stock (voting together as a single class, and on an as-converted basis) or (ii) the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933 covering the offer and sale of shares of Common Stock in which the aggregate gross proceeds to the Corporation are at least $80,000 at a public offering price per share equal to at least three times the Series D Convertible Preferred Stock Conversion Price of $4.71 (1) each share of Series A Convertible Preferred Stock shall automatically be converted into shares of Special-Voting Common Stock on a 1 for 1 basis, (2) each share of Series B Convertible Preferred Stock shall automatically be converted into Common Stock on a 1 for 1 basis, (3) each share of Series C Convertible Preferred Stock shall automatically be converted into Common Stock on a 1 for 1 basis, (4) each share of Series D Convertible Preferred Stock shall automatically be converted into Common Stock on a 1 for 1 basis and (5) each share of Series E Convertible Preferred Stock shall automatically be converted into Common Stock on a 1 for 1 basis.
8.   STOCKHOLDERS’ DEFICIT
Common stock
As of December 31, 2020 and 2019, the Company had authorized 90,000,000 and 80,000,000 shares of common stock (“Common Stock”) at $.0001 par value per share, of which a total of 6,743,933 shares and 6,599,878 shares were outstanding, respectively.
In addition, at both December 31, 2020 and 2019, the Company had authorized 25,000,000 shares of special-voting common stock (“Special-Voting Common Stock”) at $.0001 par value per share, of which none were issued or outstanding.
Dividends
Holders of the Company’s Common Stock are not entitled to receive dividends unless declared by the Board. Any such dividends would be subject to the preferential dividend rights of the holders of the Convertible Preferred Stock (see above). There have been no dividends declared to date.
Voting rights
The holders of shares of the Common Stock are entitled to 1 vote per share on all matters on which the Common shares shall be entitled to vote. The holders of shares of the Special-Voting Common Stock are entitled to 10 votes per share on all matters on which the Common shares shall be entitled to vote. The holders of Common Stock and Special-Voting Common Stock shall vote together and not as separate classes.
9.   EQUITY INCENTIVE PLAN
The Company’s 2013 Employee, Director and Consultant Equity Incentive Plan as amended on November 26, 2020 (the “Plan”), was originally adopted by its Board and stockholders in September 2013. As of January 1, 2019, a total of 16,700,000 shares of Common Stock were reserved for issuance under the Plan; however, in August 2019, upon approval of the stockholders, the amount reserved was increased to 19,000,000, and in November 2020, upon approval of the stockholders, the amount reserved was increased to 22,000,000. The Plan is administered by the Board. The Board may grant restricted stock and options to

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
purchase shares either as incentive stock options or non-qualified stock options. The restricted stock and option grants are subject to certain terms and conditions, option periods and conditions, exercise rights and privileges and are fully discussed in the Plan document. At December 31, 2020, 5,990,137 common shares remain available for issuance under the Plan. No restricted stock was issued during the years ended December 31, 2020 and 2019 and substantially all previously granted restricted stock had been fully vested or cancelled prior to January 1, 2019. An immaterial amount of compensation expense related to restricted stock was recognized during the year ended December 31, 2019 and no compensation expense related to restricted stock was recognized during the year ended December 31, 2020.
Stock option activity
Each stock option grant carries varying vesting schedules whereby the options become exercisable at the participant’s sole discretion provided they are an employee, director or consultant of the Company on the applicable vesting date. Each option shall terminate not more than ten years from the date of the grant.
A summary of the stock option activity under the Plan is presented in the table below:
	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at January 1, 2019	7,781,967	$1.61	7.88	$7,851
Granted	3,196,721	2.41
Exercised	(270,997)	0.43
Forfeited	(813,934)	1.92
Outstanding at December 31, 2019	9,893,757	$1.88	7.72	5,280
Granted	790,433	2.31
Exercised	(144,055)	0.44
Forfeited	(1,299,205)	2.19
Outstanding at December 31, 2020	9,240,930	$1.89	6.77	4,094
Options exercisable at December 31, 2019	5,810,260	$1.59	6.76	4,788
Options exercisable at December 31, 2020	6,954,472	$1.76	6.20	3,945
Vested and expected to vest at December 31, 2019	9,657,854	$1.87	7.75	5,251
Vested and expected to vest at December 31, 2020	9,045,548	$1.88	6.73	4,082
The Company received cash proceeds from the exercise of stock options of $63 and $116 during the years ended December 31, 2020 and 2019, respectively. The total intrinsic value (the amount by which the stock price exceeds the exercise price of the option on the date of exercise) of the stock options exercised during the years ended December 31, 2020 and 2019, was $323 and $554 respectively. The weighted-average grant date fair value of options granted during the year ended December 31, 2020 and 2019, was $1.43 and $1.57, respectively.
During the years ended December 31, 2020 and 2019, the Company granted 75,000 and 600,000 option awards subject to certain performance conditions, respectively. The performance conditions required the Company to announce at the Advances in Genome Biology and Technology conference (“AGBT”) and commence commercial sales during the year ended December 31, 2020. For options with performance conditions, stock-based compensation expense is only recognized if the performance conditions become probable to be satisfied. Upon becoming probable, the Company recognizes compensation expense equal to the grant date fair value of the option awards over the associated service period. If there are changes in

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
the number of option awards that are expected to vest due to changes in the probability of certain performance conditions being satisfied, an adjustment to stock-based compensation expense will be recognized as a change in accounting estimate in the period that such probability changes. The Company accrued $295 of stock compensation expense during the year ended December 31, 2019 as it believed it was probable the performance conditions would be met. This stock compensation expense was then subsequently reversed during the year ended December 31, 2020 as the performance conditions were determined to be improbable to be met. All of the performance-based awards granted during the years ended December 31, 2020 and 2019 were cancelled on December 31, 2020.
In addition to the awards discussed in the aforementioned paragraph, during the year ended December 31, 2019 the Company granted approximately 257,000 option awards subject to a single performance-based condition, the completion of a financing event as defined in the option award agreement. The achievement of the performance condition is not deemed satisfied for the years ended December 31, 2020 and 2019, as the completion of a financing event is not deemed probable until consummated. Thus, the Company has not recorded stock-based compensation expense with regards to these option awards.
In accordance with ASC Topic 718, the Company estimates and records the compensation cost associated with the grants described above with an offsetting entry to paid-in capital. The Company utilized the Black-Scholes option pricing model for determining the estimated fair value for service or performance-based stock-based awards. The Black-Scholes option pricing model requires the use of subjective assumptions which determine the fair value of stock-based awards. The assumptions used to value option grants to employees and nonemployees for the year ended December 31, 2020 and employees for the year ended December 31, 2019 were as follows:
	2020	2019
Risk free interest rate	0.3% – 0.6%	1.4% – 1.9%
Expected dividend yield	0%	0%
Expected term	5.0 years – 6.0 years	5.0 years – 6.2 years
Expected volatility	70%	70%
The assumptions used to value option grants to nonemployees for the year ended December 31, 2019 were as follows:
2019
Risk free interest rate	1.4% – 1.9%
Expected dividend yield	0%
Expected term	4.0 years – 10.0 years
Expected volatility	70%
Risk free interest rate
The risk free interest rate for periods within the expected term of the awards is based on the U.S. Treasury yield curve in effect at the time of the grant.
Expected dividend yield
The Company has never declared or paid any cash dividends and does not expect to pay any cash dividends in the foreseeable future.
Expected term
For employee awards, the Company calculates the expected term using the “simplified” method, which is the simple average of the vesting period and the contractual term. The simplified method is applied as the

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
Company does not have sufficient historical data to provide a reasonable basis for an estimate of the expected term. The Company calculates expected term for employee awards that take into account the effects of employee’s expected exercise and post-vesting employment termination behavior.
For nonemployee awards the contractual term is used.
Expected volatility
As the Company has been privately held since inception, there is no specific historical or implied volatility information available.
Accordingly, the Company estimates the expected volatility on the historical stock volatility of a group of similar companies that are publicly traded over a period equivalent to the expected term of the stock- based awards. Point estimates of expected annual equity volatility of 70% for December 31, 2020 and 2019 were selected in the guideline companies’ historical range.
Exercise price
The exercise price is taken directly from the grant notice issued to employees and nonemployees.
The Company’s stock-based compensation expense for employee and nonemployee awards for the periods presented was as follows:
	2020	2019
Employee awards	$1,376	$2,021
Nonemployee awards	548	694
Total stock-based compensation expense	$1,924	$2,715
The stock options granted to employees and nonemployees for the periods presented was as follows:
	2020	2019
Stock options granted to employees	697,433	2,730,000
Stock options granted to nonemployees	93,000	466,721
Total stock options granted	790,433	3,196,721
The Company’s stock-based compensation expense is allocated to the following operating expense categories on the statements of operations for the years ended December 31, 2020 and 2019 as follows:
	2020	2019
Research and development	$1,290	$2,163
General and administrative	324	354
Sales and marketing	310	198
Total stock-based compensation expense	$1,924	$2,715
No related tax benefits of the stock-based compensation expense have been recognized and no related tax benefits have been realized from the exercise of stock options due to the Company’s net operating loss carryforwards.
Total unrecognized stock-based compensation expense as of December 31, 2020, was $2,912, which will be recognized over the remaining weighted average vesting period of 2.2 years.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
10.   NET LOSS PER SHARE
Basic net loss per share is computed by dividing the net loss by the weighted-average number of shares of common stock of the Company outstanding during the period. Diluted net loss per share is computed by giving effect to all potential shares of common stock of the Company, including convertible preferred stock, outstanding stock options, to the extent dilutive. Basic and diluted net loss per share was the same for each period presented as the inclusion of all potential shares of common stock of the Company outstanding would have been anti-dilutive.
The following table presents the calculation of basic and diluted net loss per share for the Company’s common stock:
	2020	2019
Numerator:
Net Loss	$(36,613)	$(35,792)
Numerator for Basic and Dilutive EPS – Loss available to common stockholders	$(36,613)	$(35,792)
Denominator:
Common Stock	6,715,314	6,453,890
Denominator for Basic and Dilutive EPS – Weighted-average common stock	6,715,314	6,453,890
Basic and dilutive loss per share	$(5.45)	$(5.55)
Since the Company was in a net loss position for all periods presented, basic EPS calculation excludes preferred stock as it does not participate in net losses of the Company. Additionally, net loss per share attributable to common stockholders was the same on a basic and diluted basis, as the inclusion of all potential common equivalent shares outstanding would have been anti-dilutive. Anti-dilutive common equivalent shares were as follows:
	2020	2019
Outstanding options to purchase common stock	9,240,930	9,893,757
Outstanding convertible preferred stock (Series A through E)	90,789,268	84,201,570
Total anti-dilutive common equivalent shares	100,030,198	94,095,327
11.   INCOME TAXES
On March 27, 2020, the CARES Act was enacted which included provisions related to net operating loss (“NOL”) carryovers and carrybacks. The CARES Act amended the NOL carryback rules by allowing NOLs arising in tax years beginning after December 31, 2017 and before January 1, 2021 to be carried back to each of the 5 years preceding the year of the loss to generate a refund of previously paid income taxes. In addition, the CARES Act temporarily removed the 80% limitation under which NOLs generated post-2017 could be used to offset no more than 80% of taxable income, and allows for full use of such NOLs for tax years before January 1, 2021. The Company has evaluated the relevant provisions of the CARES Act and has determined that it does not expect to recognize any benefit related to these provisions due to its net operating losses in the current year and all prior years. Therefore, there are no income tax effects to be recognized in the financial statements for the year ended December 31, 2020.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
Significant components of the Company’s deferred tax assets (liabilities) are as follows:
	As of December 31
	2020	2019
Gross deferred tax assets (liabilities):
Net operating loss carryforwards	$42,589	$33,333
Tax credit carryforwards	7,178	5,707
Fixed assets	(161)	(152)
Non-deductible stock-based compensation	1,586	1,377
Other	182	176
Total Deferred tax assets	$51,374	$40,441
Valuation allowance	(51,374)	(40,441)
Net deferred tax assets (liabilities)	$—	$—
The effective tax rate for the Company for the years ended December 31, 2020 and 2019 was zero percent. A reconciliation of the income tax expense at the federal statutory tax rate to the Company’s effective income tax rate follows:
	Years Ended December 31
	2020	2019
Statutory Tax Rate	21.00%	21.00%
State taxes, net of federal benefit	6.70	6.50
Federal research and development credit	3.00	2.00
Non-deductible stock-based compensation	(0.70)	(0.90)
Return to provision – permanent items	(0.30)	—
Other	0.20	0.40
Valuation allowance	(29.90)	(29.00)
Effective Tax Rate	0.00%	0.00%
The Company’s effective tax rate for December 31, 2020 differs from the federal statutory tax rate of 21% mainly due to the effect of deferred state income tax benefits resulting from state net operating loss carryforwards and the tax benefits related to research and development tax credits. These benefits to the effective tax rate are fully offset by the increase in the Company’s valuation allowance from the prior year.
The Company has established a full valuation allowance against its net deferred tax asset due to the uncertainty of the Company’s ability to generate sufficient taxable income to realize the deferred tax asset, and therefore has not recognized any benefits from the net operating losses, tax credits and other deferred tax assets. The Company’s valuation allowance increased $10,933 and $10,352 for the years ended December 31, 2020 and 2019, respectively.

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
As of December 31, 2020, the Company had the following tax net operating loss carryforwards available to reduce future federal and Connecticut taxable income, and tax credit carryforwards available to offset future federal and Connecticut income taxes:
	Amount	Expire Through
Tax net operating loss carryforwards:
Federal (pre-2018 NOLs)	$65,494	2037
Federal (post-2017 NOLs)	92,737	—
Connecticut	157,980	2040
Tax credit carryforwards:
Federal research and development	5,601	2040
Connecticut research and development	1,969	—
Connecticut other	58	2025
Under Internal Revenue Code Section 382, if a corporation undergoes an “ownership change,” the corporation’s ability to use its pre-change net operating loss and tax credit carryforwards to offset its post-change income and tax liabilities may be limited. Generally, an ownership change occurs when certain shareholders increase their aggregated ownership by more than 50 percentage points over their lowest ownership percentage in a testing period (typically three years). The Company commenced a Section 382 analysis to determine whether an ownership change has occurred. Based on its preliminary analysis, the Company believes that it did not experience an ownership change during the period of its inception of June 24, 2013 through December 31, 2020 and its net operating loss and tax credit carryforwards as of December 31, 2020 are not subject to a Section 382 limitation. If future equity offerings or acquisitions that have an equity component of the purchase price result in an ownership change, a Section 382 limitation could be imposed. Any limitation may result in the expiration of a portion of the federal net operating loss or research and development credit carryforwards before utilization, which would reduce the Company’s gross deferred tax assets and corresponding valuation allowance.
The Company has adopted the accounting guidance within ASC Topic 740 on uncertainties in income taxes. ASC Topic 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.
As of December 31, 2020 and 2019, the Company did not have any unrecognized tax benefits. To the extent penalties and interest would be assessed on any underpayment of income tax, the Company’s policy is that such amounts would be accrued and classified as a component of income tax expense in the financial statements. To date, the Company has not recorded any such interest or penalties.
The Company’s primary income tax jurisdictions are the United States and the state of Connecticut. As a result of the Company’s net operating loss carryforwards, the Company’s federal and Connecticut statutes of limitations generally remain open for all tax years until its net operating loss and tax credit carryforwards are utilized or expire prior to utilization. The Company does not currently have any federal or Connecticut income tax examinations in progress.
Additionally, as a result of legislation in the state of Connecticut, companies have the opportunity to exchange certain research and development tax credit carryforwards for a cash payment of 65% of the research and development tax credit. The research and development expenses that qualify for Connecticut credits are limited to those costs incurred within Connecticut. The Company has elected to participate in the exchange program and, as a result, has recognized net benefits of $182 and $368 for the year ended December 31, 2020 and 2019, respectively, which is included in research and development expenses in the accompanying statements of operations and comprehensive loss. As of December 31, 2020 and 2019, the

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
Company has recorded $550 and $368 of the research and development tax credit receivables in Prepaid expenses and other current assets, respectively.
12.   RELATED PARTY TRANSACTIONS
The Company utilizes and subleases office and laboratory space in a building owned by a related party. The Company paid $322 and $322 for this space in 2020 and 2019, respectively.
The Company utilizes and subleases other office and laboratory spaces from 4Catalyzer Corporation (“4C”), a company under common ownership. The Company paid $155 and $224 for these spaces in 2020 and 2019, respectively.
The Company also makes payments to 4C to prefund the acquisition of capital assets and these amounts are included in Other assets — related party on the balance sheet. Such prepaid advances were $738 and $844 at December 31, 2020 and 2019, respectively.
The Company is a party to an Amended and Restated Technology Services Agreement (the “ARTSA”), most recently amended on November 11, 2020, by and among 4C, the Company and other participant companies controlled by the Rothberg family. Under the ARTSA, Quantum-Si and the other participant companies agreed to share certain non-core technologies, which means any technologies, information or equipment owned or otherwise controlled by the participant company that are not specifically related to the core business area of the participant and subject to certain restrictions on use. The ARTSA also provides for 4C to perform certain services for Quantum-Si and each other participant company such as monthly administrative, management and technical consulting services to the Company which are pre-funded approximately once a quarter. The Company incurred expenses of $1,516 and $2,214 during the years ended December 31, 2020 and 2019 respectively. The amounts advanced and due from 4C at December 31, 2020 and 2019, related to operating expenses was $13 and $423, respectively, and is included in Due from related parties on the balance sheets.
The ARTSA also provides for the participant companies to provide other services to each other. The Company also has transactions with other entities under common ownership, which include payments made to third parties on behalf of the Company. The amounts remaining payable at December 31, 2020 and 2019 are $28 and $44, respectively, and are included in the due to related parties on the Company’s balance sheets. In addition, the Company has transactions with these other entities under common ownership which include payments made by the Company to third parties on behalf of the other entities and the amounts remaining payable at the end of each calendar year are in the aggregate $69 and $15, and are reflected in the due from related parties on the Company’s balance sheets at December 31, 2020 and 2019, respectively. All amounts are paid or received throughout the year within 30 days after the end of each month.
The Company has promissory notes with the President and Chief Operating Officer and other Company employees in amounts totaling $150 and $170 as of December 31, 2020 and 2019, respectively. The promissory notes bear interest at a rate ranging between 0.65% and 2.37% per annum and have maturity dates through June 1, 2021.
13.   COMMITMENTS AND CONTINGENCIES
Commitments
Capital leases:
The Company operates equipment under a capital lease-to-own agreement. Total value of the equipment acquired through capital lease arrangements was $124. Total interest expense was $6 and $5 in 2020 and 2019,

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
respectively. The remaining unamortized balance of the lease obligation balance of $28 is recorded in accrued expenses and other current liabilities on the balance sheet at December 31, 2020. This remaining balance is due in 2021.
Licenses related to certain intellectual property:
The Company licenses certain intellectual property, some of which may be utilized in its future product offering. To preserve the right to use such intellectual property there are annual minimum fixed payments totaling $220. Once the Company commercializes and begins to generate revenues, there will be royalties based on the current anticipated utilization.
Other commitments:
The Company sponsors a 401(k) defined contribution plan covering all eligible US employees. Contributions to the 401(k) plan are discretionary. The Company did not make any matching contributions to the 401(k) plan for the years ended December 31, 2020 and 2019.
Contingencies
The Company does not have any outstanding or ongoing litigation and legal matters.
The Company enters into indemnification provisions under some agreements with other parties in the ordinary course of business, including business partners, investors, contractors, and the Company’s officers, directors and certain employees. The Company has agreed to indemnify and defend the indemnified party claims and related losses suffered or incurred by the indemnified party from actual or threatened third-party claim because of the Company’s activities or non-compliance with certain representations and warranties made by the Company. It is not possible to determine the maximum potential loss under these indemnification provisions due to the Company’s limited history of prior indemnification claims and the unique facts and circumstances involved in each particular provision. To date, losses recorded in the Company’s statements of operations and comprehensive loss in connection with the indemnification provisions have not been material.
14.   SUBSEQUENT EVENTS
The Company has evaluated the following events occurring after December 31, 2020 and through March 1, 2021, for possible adjustment to or disclosure in the financial statements, which is the date on which the financial statements were available to be issued.
On February 17, 2021, the Company entered into a merger agreement with HighCape Capital Acquisition Corporation (“HighCape”), a Special Purpose Acquisition Company. The contemplated merger with HighCape would provide all holders of common and preferred stockholder to receive common stock of the continuing public company, which will be a wholly owned subsidiary of HighCape. The proposed transaction is expected to be completed in the second quarter of 2021, subject to, among other things, the approval by HighCape’s shareholders, satisfaction of the conditions stated in the merger agreement and other customary closing conditions. There is no assurance that the transaction will be consummated.
On February 17, 2021, the Company granted 2,136,000 and 213,600 restricted stock units to the Company’s Chief Executive Officer (“CEO”) and General Counsel, respectively. If the contemplated merger is consummated, then the first 25% of the awards will cliff vest on January 7, 2022, and the remaining unvested balance will vest on a quarterly basis over a three year period beginning on March 31, 2022.
On February 17, 2021, the Company also granted 569,000 restricted stock units to the CEO. If the contemplated merger is consummated, then the awards will vest in full upon the CEO’s continued employment

QUANTUM-SI INCORPORATED
NOTES TO THE FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019
(all amounts are in thousands, except share and per share data)
at the time of vesting and the occurrence of one of the following events within three years of the CEO’s employment start date of November 2, 2020: (i) a financing event occurs in the Company where the amount raised exceeds $50,000 and the Company’s stock price is in excess of $16.08 per share (as adjusted) or (ii) the Company is a publicly listed entity and its stock price trades at $16.08 (as adjusted) for 20 out of 30 consecutive trading days.
15.   EVENTS SUBSEQUENT TO THE ORIGINAL ISSUANCE OF AUDITED FINANCIAL STATEMENTS (UNAUDITED)
The Company has evaluated the following events that have occurred since the initial date on which the financial statements were available to be issued on March 1, 2021, for possible adjustment to or disclosure in the financial statements:
On March 11, 2021, the Company granted 3,142,000 restricted stock units and 1,120,000 stock options to select directors, employees, and consultants, including a grant of 1,868,000 restricted stock units to the Chairman of the Board and significant shareholder of the Company. Vesting for the stock options and 1,024,000 of the restricted stock units are subject to certain service conditions which are satisfied by providing service to the Company over a period of time as defined by the award agreement. The awards are also subject to certain performance conditions which are satisfied upon the consummation of the planned business combination with HighCape. The achievement of the performance condition and the commencement of the related expense recognition will not occur until the event is deemed probable, which will occur once the business combination is consummated.
On March 29, 2021, the Company entered into an agreement with a third party service provider pursuant to which it will pay them $3,800 contingent upon the closing of the contemplated merger with HighCape.
On April 20, 2021, the Company granted 270,000 restricted units and 1,550,000 stock options to select employees and consultants. The awards are subject to certain service conditions which are satisfied by providing service to the Company over a period of time as defined by the award agreement. 150,000 of the restricted stock units and 625,000 of the stock options are also subject to certain performance conditions which are satisfied upon the consummation of the planned business combination with HighCape. The achievement of the performance condition and the commencement of the related expense recognition will not occur until the event is deemed probable, which will occur once the business combination is consummated.

ANNEX A
BUSINESS COMBINATION AGREEMENT
BY AND AMONG
HIGHCAPE CAPITAL ACQUISITION CORP.,
TENET MERGER SUB, INC.,
AND
QUANTUM-SI INCORPORATED
DATED AS OF FEBRUARY 18, 2021

A-i

A-ii

SCHEDULES AND EXHIBITS
Schedule A	PIPE Investors
Schedule B	Supporting Company Persons
Schedule C	Required Governing Documents Proposals
Exhibit A	Form of HighCape Certificate of Incorporation
Exhibit B	Form of HighCape Bylaws
Exhibit C	Forms of PIPE Investor Subscription Agreement
Exhibit D	Form of Subscription Agreement
Exhibit E	Form of Executive Chairman Agreement
Exhibit F	Form of Registration Rights Agreement
Exhibit G	Form of Transaction Support Agreement
Exhibit H	Form of HighCape Incentive Equity Plan

A-iii

BUSINESS COMBINATION AGREEMENT
This BUSINESS COMBINATION AGREEMENT (this “Agreement”), dated as of February 18, 2021, is made by and among HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation (the “Company”). HighCape, Merger Sub and the Company shall be referred to herein from time to time collectively as the “Parties”. Capitalized terms used but not otherwise defined herein have the meanings set forth in Section 1.1.
WHEREAS, (a) HighCape is a blank check company incorporated as a Delaware corporation on June 10, 2020 and incorporated for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, and (b) Merger Sub is, as of the date of this Agreement, a wholly-owned Subsidiary of HighCape that was formed for purposes of consummating the transactions contemplated by this Agreement and the Ancillary Documents;
WHEREAS, pursuant to the Governing Documents of HighCape, HighCape is required to provide an opportunity for its stockholders to have their outstanding HighCape Class A Common Stock redeemed on the terms and subject to the conditions set forth therein in connection with obtaining the HighCape Stockholder Approval;
WHEREAS, as of the date of this Agreement, HighCape Capital Acquisition LLC, a Delaware limited liability company (the “Sponsor”), and the Other Class B Stockholders collectively own 2,875,000 shares of HighCape Class B Common Stock;
WHEREAS, concurrently with the execution of this Agreement, the Sponsor, the Other Class B Stockholders, HighCape, Deerfield Partners, L.P. (“Deerfield”) and the Company are entering into the sponsor letter agreement (the “Sponsor Letter Agreement”), pursuant to which, among other things, the Sponsor and each Other Class B Stockholder and Deerfield have agreed to (a) vote in favor of this Agreement and the transactions contemplated hereby (including the Merger), (b) waive any adjustment to the conversion ratio set forth in the Governing Documents of HighCape or any other anti-dilution or similar protection with respect to the HighCape Class B Common Stock (whether resulting from the transactions contemplated by the Subscription Agreements or otherwise), (c) not effect any sale or distribution of any Equity Securities of HighCape held by such stockholders subject to the terms described therein and (d) not to redeem any of the Equity Securities of HighCape such stockholder owns, in each case, on the terms and subject to the conditions set forth in the Sponsor Letter Agreement, and the Sponsor has agreed to irrevocably forfeit to HighCape for no consideration 696,250 shares of HighCape Class B Common Stock as of immediately prior to, and subject to the consummation of, the Closing;
WHEREAS, in connection with the Merger, HighCape shall adopt, subject to obtaining HighCape Stockholder Approval, the amended and restated certificate of incorporation, substantially in the form attached hereto as Exhibit A (the “HighCape Certificate of Incorporation”), and the bylaws, substantially in the form attached hereto as Exhibit B (the “HighCape Bylaws”), to provide for, among other things, the implementation of a revised dual class structure, pursuant to which the New HighCape Class B Common Stock will have the same economic terms as the HighCape Class A Common Stock, but will carry increased voting rights in the form of twenty (20) votes per share;
WHEREAS, on the Closing Date, (a) Merger Sub will merge with and into the Company (the “Merger”), with the Company as the surviving company in the Merger and, after giving effect to the Merger, the Company will be a wholly-owned Subsidiary of HighCape, (b) each share of Company Stock (other than Company Series A Preferred Stock) will be automatically converted as of the Effective Time into the right to receive HighCape Class A Common Stock, (c) each share of Company Series A Preferred Stock will be automatically converted as of the Effective Time into the right to receive New HighCape Class B Common Stock, having voting rights of twenty (20) votes per share, in each case, on the terms and subject to the conditions set forth in this Agreement;
WHEREAS, concurrently with the execution of this Agreement, each investor set forth on Schedule A (the “PIPE Investors”), and HighCape is entering into a subscription agreement, substantially in the forms attached hereto as Exhibit C (collectively, the “PIPE Investor Subscription Agreements”), pursuant to which, among other things, each PIPE Investor has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and HighCape has agreed to issue and sell to each such PIPE Investor on the Closing Date immediately prior to the Closing, the number of shares of HighCape Class A Common Stock provided for in the applicable PIPE Investor Subscription Agreement in exchange for the purchase price set forth therein (the aggregate purchase price under the PIPE Subscription Agreements, the “PIPE Financing Amount”, and the equity financing under the PIPE Investor Subscription Agreements hereinafter referred to as, the “PIPE Financing”);
WHEREAS, concurrently with the execution of this Agreement, HighCape and entities affiliated with Foresite Capital Management, LLC (“Foresite”) entered into separate subscription agreements in the form attached hereto as Exhibit D (the “Subscription Agreements”), pursuant to which, among other things, Foresite has agreed to subscribe for and purchase on the Closing Date immediately prior to the Closing, and HighCape has agreed to issue and sell to Foresite on the Closing Date immediately prior to the Closing, the number of shares of HighCape Class A Common Stock provided for in the Subscription Agreements in exchange for the purchase price set forth therein;
WHEREAS, at the Closing, HighCape and Dr. Jonathan M. Rothberg will enter into an executive chairman agreement, substantially in the form attached hereto as Exhibit E (the “Executive Chairman Agreement”);
WHEREAS, at the Closing, HighCape and certain parties thereto will enter into an amended and restated registration rights agreement, substantially in the form attached hereto as Exhibit F (the “Registration Rights Agreement”), pursuant to which, among other things, HighCape has agreed to provide certain registration rights with respect to certain securities of HighCape, on the terms and subject to the conditions therein;
WHEREAS, promptly after the execution of this Agreement, each Company Stockholder listed on Schedule B attached hereto (collectively, the “Supporting Company Persons”) will duly execute and deliver to HighCape a transaction support agreement, substantially in the form attached hereto as Exhibit G (collectively, the “Transaction Support Agreements”), pursuant to which, among other things, each such Supporting Company Person will agree to, among other things, (a) support and vote in favor of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger), (b) not effect any sale or distribution of any Equity Securities of the Company held by such stockholders subject to the terms described therein and (c) take, or cause to be taken, any actions necessary or advisable to support the termination of certain agreements to be terminated effective as of the Closing;
WHEREAS, the HighCape Board has (a) approved this Agreement, the Ancillary Documents to which HighCape is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, approval of this Agreement and the transactions contemplated by this Agreement (including the Merger) by the holders of HighCape Common Stock entitled to vote thereon;
WHEREAS, the board of directors of Merger Sub has approved this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, HighCape, as the sole stockholder of Merger Sub, will as promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement, approve this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger);
WHEREAS, the board of directors of the Company has (a) approved this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) and (b) recommended, among other things, the approval of this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) by the holders of Company Stock entitled to vote thereon; and
WHEREAS, each of the Parties intends for U.S. federal income tax purposes that (a) this Agreement constitute a “plan of reorganization” within the meaning of Section 368 of the Code and Treasury Regulations promulgated thereunder and (b) either the Transactions shall constitute a transaction that qualifies under Section 351(a) of the Code or the Merger, or, if applicable, the Alternative Transaction Structure, be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code (clauses (a)-(b), the “Intended Tax Treatment”).
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
ARTICLE 1
CERTAIN DEFINITIONS
Section 1.1   Definitions.   As used in this Agreement, the following terms have the respective meanings set forth below.
“Additional HighCape SEC Reports” has the meaning set forth in Section 4.7.
“Affiliate” means, with respect to any Person, any other Person who directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person. The term “control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlled” and “controlling” have meanings correlative thereto.
“Aggregate Closing PIPE Proceeds” means the aggregate cash proceeds actually received by any HighCape Party in respect of the PIPE Financing (whether prior to or on the Closing Date).
“Aggregate Exercise Price” means the aggregate exercise price of all Vested Company Options outstanding as of immediately prior to the Effective Time.
“Aggregate Transaction Proceeds” means an amount equal to the sum of (i) the aggregate cash proceeds available for release to any HighCape Party from the Trust Account in connection with the transactions contemplated hereby (after, for the avoidance of doubt, giving effect to all of the HighCape Stockholder Redemptions), and (ii) the Aggregate Closing PIPE Proceeds.
“Agreement” has the meaning set forth in the introductory paragraph to this Agreement.
“Allocation Schedule” has the meaning set forth in Section 2.3.
“Allowed Awards” has the meaning set forth in Section 5.1(b)(vii).
“Alternative Transaction Structure” has the meaning set forth in Section 5.5(a)(i).
“Ancillary Documents” means the Sponsor Letter Agreement, the Subscription Agreement, the PIPE Investor Subscription Agreements, the Executive Chairman Agreement, the Registration Rights Agreement, the Transaction Support Agreements, the Letters of Transmittal and each other agreement, document, instrument and/or certificate contemplated by this Agreement executed or to be executed in connection with the transactions contemplated hereby.
“Anti-Corruption Laws” means, collectively, (a) the U.S. Foreign Corrupt Practices Act (FCPA), (b) the UK Bribery Act 2010 and (c) any other applicable anti-bribery or anti-corruption Laws related to combatting bribery, corruption and money laundering.
“Assumed Plan” has the meaning set forth in Section 2.4(a).
“Business Combination Proposal” has the meaning set forth in Section 5.8.
“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York, New York are open for the general transaction of business, provided that banks shall be deemed to be generally open for the general transaction of business in the event of a “shelter in place” or similar closure of physical branch locations at the direction of any governmental authority if such banks’ electronic funds transfer system (including for wire transfers) are open for use by customers on such day.
“Certificate of Merger” has the meaning set forth in Section 2.1(b)(ii).

“Certificates” has the meaning set forth in Section 2.1(b)(viii).
“Closing” has the meaning set forth in Section 2.2.
“Closing Company Audited Financial Statements” has the meaning set forth in Section 3.4(b).
“Closing Date” has the meaning set forth in Section 2.2.
“Closing Filing” has the meaning set forth in Section 5.4(b).
“Closing Press Release” has the meaning set forth in Section 5.4(b).
“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code and any similar state Law.
“Code” means the U.S. Internal Revenue Code of 1986.
“Company” has the meaning set forth in the introductory paragraph to this Agreement.
“Company Acquisition Proposal” means (a) any transaction or series of related transactions under which any Person(s), directly or indirectly, acquires or otherwise purchases (i) the Company or any of its controlled Affiliates or (ii) all or a material portion of assets or businesses of the Company or any of its controlled Affiliates (in the case of each of clause (i) and (ii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise), or (b) any equity or similar investment in the Company or any of its controlled Affiliates (other than the issuance of the applicable class of shares of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement). Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a Company Acquisition Proposal.
“Company Cash” means the sum of the fair market value (expressed in United States dollars) of all cash and cash equivalents (including marketable securities and short-term investments) of the Group Companies as of immediately prior to the Effective Time, as set forth in the Allocation Schedule. For avoidance of doubt, Cash shall include checks and drafts received or deposited for the account of Company and not credited to the account of the Company; provided, however, that Cash shall be reduced by the amount of all outstanding checks and drafts issued by the Company that are issued or outstanding at such time.
“Company Common Stock” means shares of common stock, par value $0.0001 per share, of the Company designated as “Common Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company D&O Persons” has the meaning set forth in Section 5.15(a).
“Company D&O Tail Policy” has the meaning set forth in Section 5.15(c).
“Company Equity Plan” means the Company’s 2013 Employee, Director and Consultant Equity Incentive Plan, as amended.
“Company Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, any Group Company in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any Group Company, and (b) any other fees, expenses, commissions or other amounts that are expressly allocated to any Group Company pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, Company Expenses shall not include any HighCape Expenses.

“Company Fundamental Representations” means the representations and warranties set forth in Section 3.1(a) and Section 3.1(b) (Organization and Qualification), Section 3.2(a) (other than the last sentence thereof), Section 3.2(c) and Section 3.2(f) (Capitalization of the Group Companies), Section 3.3 (Authority), Section 3.8(a) (No Company Material Adverse Effect) and Section 3.17 (Brokers).
“Company IT Systems” means any and all IT Systems owned, licensed, leased, used or held for use by or for a Group Company.
“Company Indebtedness” means the sum of the fair market value (expressed in United States dollars) of all Indebtedness of the Group Companies as of immediately prior to the Effective Time, as set forth in the Allocation Schedule.
“Company Licensed Intellectual Property” means Intellectual Property Rights owned by any Person (other than a Group Company) that is licensed to any Group Company.
“Company Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the Group Companies, taken as a whole, or (b) the ability of the Company to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any Group Company operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any Group Company with employees, customers, investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to (A) the representations and warranties set forth in Section 3.5(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or (B) the condition set forth in Section 6.2(a) to the extent it relates to such representations and warranties), (vii) any failure by any Group Company to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a Company Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the Group Companies, taken as a whole, relative to other participants operating in the industries or markets in which the Group Companies operate.
“Company Non-Party Affiliates” means, collectively, each Company Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any Company Related Party (other than, for the avoidance of doubt, the Company).
“Company Option” means, as of any determination time, each option to purchase Company Common Stock that is outstanding and unexercised, granted under the Company Equity Plan.

“Company Owned Intellectual Property” means all Intellectual Property Rights that are owned (or purported to be owned), used or held for use by any of the Group Companies.
“Company Preferred Stock” means Company Series A Preferred Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock and Company Series E Preferred Stock.
“Company Product” means each product, service, or product or service candidate, in each case, that is being researched, tested, developed, marketed, offered for sale, sold, or manufactured by or on behalf of the Group Companies.
“Company Registered Intellectual Property” means all Registered Intellectual Property owned or purported to be owned by, or filed in the name of any Group Company.
“Company Related Party” has the meaning set forth in Section 3.19.
“Company Related Party Transactions” has the meaning set forth in Section 3.19.
“Company RSU” means, as of any determination time, each restricted stock unit award that is outstanding, granted under the Company Equity Plan.
“Company Series A Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series A Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series B Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series B Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series C Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series C Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series D Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series D Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Series E Preferred Stock” means shares of preferred stock, par value $0.0001 per share, of the Company designated as “Series E Preferred Stock” pursuant to the Amended and Restated Certificate of Incorporation of the Company.
“Company Stock” means shares of Company Common Stock and Company Preferred Stock.
“Company Stockholder Written Consent” has the meaning set forth in Section 5.13(b).
“Company Stockholder Written Consent Deadline” has the meaning set forth in Section 5.13(b).
“Company Stockholders” means, collectively, the holders of Company Stock as of any determination time prior to the Effective Time.
“Company Stockholders Agreements” means (i) the Second Amended and Restated Investors’ Rights Agreement, dated as of December 14, 2018, by and among the Company and the Company Stockholders party thereto, as amended on December 18, 2020, (ii) the Second Amended and Restating Voting Agreement, dated as of December 14, 2018, by and among the Company and the Company Stockholders party thereto, as amended on February 21, 2020 and (iii) the Second Amended and Restated Right of First Refusal and Co-Sale Agreement, dated as of December 14, 2018, by and among the Company and the Company Stockholders party thereto.
“Confidentiality Agreement” means the Confidential Disclosure Agreement, dated as of December 30, 2020, by and between the Company and HighCape.

“Consent” means any notice, authorization, qualification, registration, filing, notification, waiver, order, consent or approval to be obtained from, filed with or delivered to, a Governmental Entity or other Person.
“Continental” means Continental Stock Transfer & Trust Company.
“Contract” or “Contracts” means any written agreement, contract, license, lease, obligation, undertaking or other commitment or arrangement that is legally binding upon a Person or any of his, her or its properties or assets.
“Copyleft Terms” has the meaning set forth in Section 3.13(l).
“Copyrights” has the meaning set forth in the definition of Intellectual Property Rights.
“COVID-19” means SARS-CoV-2 or COVID-19, and any evolutions thereof or related or associated epidemics, pandemic or disease outbreaks.
“Creator” has the meaning set forth in Section 3.13(e).
“Deemed Acquired Shares” means the quotient of (x) the Aggregate Exercise Price divided by (y) the Per Share Calculation Value.
“Deerfield” has the meaning set forth in the recitals to this Agreement.
“DGCL” has the meaning the General Corporation Law of the State of Delaware.
“Directors Proposal” has the meaning set forth in Section 5.8.
“Dissenting Shares” has the meaning set forth in Section 2.7.
“Effective Time” has the meaning set forth in Section 2.1(b)(ii).
“Employee Benefit Plan” means each plan, program, agreement, policy, or arrangement that is: (a) a “welfare benefit plan” (as such term is defined in Section 3(1) of ERISA, (b) a pension benefit plan within the meaning of Section 3(2) of ERISA, or (c) “employee benefit plan” (as such term is defined in Section 3(3) of ERISA, whether or not subject to ERISA) and each other benefit or compensatory plan, program, policy, practice, agreement or Contract that any Group Company maintains, sponsors or contributes to, or under or with respect to which any Group Company has any Liability, providing retirement, severance, employment, termination or change in control payments, deferred compensation, vacation, stock option, stock purchase, restricted shares, stock appreciation rights, stock-based or other equity-based, incentive, bonus, supplemental retirement, profit sharing, insurance, medical, welfare, dental, disability, life insurance, retiree medical or life insurance, supplemental retirement, fringe or other benefits or remuneration of any kind, whether or not in writing and whether or not funded, other than any plan sponsored or maintained by a Governmental Entity.
“Environmental Laws” means all Laws and Orders concerning pollution, protection of the environment, or human health or safety.
“Equity Incentive Plan Proposal” has the meaning set forth in Section 5.8.
“Equity Securities” means any share, share capital, capital stock, partnership, membership, joint venture or similar interest in any Person (including any stock appreciation, phantom stock, profit participation or similar rights), and any option, warrant, right or security (including debt securities) convertible, exchangeable or exercisable therefor.
“Equity Value” means the sum of (a) $810,000,000, plus (b) Company Cash, plus (c) HighCape Expenses (excluding fifty percent (50%) of the HSR Act filing fee) above $8,025,000, minus (d) Company Indebtedness.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Exchange Act” means the Securities Exchange Act of 1934.

“Exchange Agent” has the meaning set forth in Section 2.5(a).
“Exchange Fund” has the meaning set forth in Section 2.5(c).
“Exchange Ratio” means the ratio determined by dividing (a) the Per Share Merger Consideration Value, by (b) $10.00.
“Executive Chairman Agreement” has the meaning set forth in the recitals to this Agreement.
“FDA” means the U.S. Food and Drug Administration, or any successor agency thereto.
“FDA Law” means all Laws applicable to the operation of the Company’s business related to the research, investigation, development, production, marketing, distribution, storage, shipping, transport, advertising, labeling, promotion, sale, export, import, use handling and control, safety, efficacy, reliability or manufacturing of medical devices, including (a) the Federal Food, Drug, and Cosmetic Act of 1938, as amended (21 U.S.C. 301 et. seq.), (b) the Public Health Service Act of 1944, (c) the rules and regulations promulgated and enforced by FDA thereunder, including, as applicable, those requirements relating to the FDA’s Quality System Regulation contained in 21 C.F.R. Part 820, investigational use, premarket notification and premarket approval and applications to market new medical devices, (d) Laws governing the conduct of non-clinical laboratory studies, including FDA’s Good Laboratory Practices regulations contained in 21 C.F.R. Part 58, (e) Laws governing the development, conduct, performance, monitoring, subject informed consent, auditing, recording, analysis and reporting of clinical trials, including FDA’s Good Clinical Practice regulations contained in 21 C.F.R. Parts 11, 50, 54, 56 and 812, (f) Laws governing data-gathering activities relating to the detection, assessment, and understanding of adverse events (including adverse event and malfunction reporting under 21 C.F.R. Part 803) and (g) all comparable state, federal or foreign Laws relating to any of the foregoing.
“Federal Securities Laws” means the Exchange Act, the Securities Act and the other U.S. federal securities laws and the rules and regulations of the SEC promulgated thereunder or otherwise.
“Financial Statements” has the meaning set forth in Section 3.4(a).
“Foreign Benefit Plan” means each Employee Benefit Plan maintained by any of the Group Companies for its current or former employees, officers, directors or other individual service providers located outside of the United States.
“Foresite” has the meaning set forth in the recitals to this Agreement.
“Fraud” means an act or omission by a Party, and requires: (a) a false or incorrect representation or warranty expressly set forth in this Agreement, (b) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (c) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (d) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, entering into this Agreement, and (e) such other Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
“GAAP” means United States generally accepted accounting principles.
“Governing Document Proposals” has the meaning set forth in Section 5.8.
“Governing Documents” means the legal document(s) by which any Person (other than an individual) establishes its legal existence or which govern its internal affairs. For example, the “Governing Documents” of a U.S. corporation are its certificate or articles of incorporation and by-laws, the “Governing Documents” of a U.S. limited partnership are its limited partnership agreement and certificate of limited partnership, the “Governing Documents” of a U.S. limited liability company are its operating or limited liability company agreement and certificate of formation.
“Governmental Entity” means any United States or non-United States (a) federal, state, local, municipal or other government, (b) governmental or quasi-governmental entity of any nature (including any governmental agency, branch, department, official, or entity and any court or other tribunal) or (c) body exercising or entitled to exercise any administrative, executive, judicial, legislative, police, regulatory, or taxing authority or power of any nature, including any arbitral tribunal (public or private).
“Group Company” and “Group Companies” means, collectively, the Company and its Subsidiaries.
“Hazardous Substance” means any hazardous, toxic, explosive or radioactive material, substance, waste or other pollutant that is regulated by, or may give rise to Liability pursuant to, any Environmental Law, including any petroleum products or byproducts, asbestos, lead, polychlorinated biphenyls, per- and poly-fluoroakyl substances, or radon.
“Health Care Law” means all Laws relating to healthcare regulatory matters applicable to the Company’s business, including: (a) the solicitation or acceptance of improper incentives involving persons operating in the health care industry, including Laws prohibiting or regulating fraud and abuse, patient inducements, patient referrals, or provider incentives generally or under the following statutes: the Federal anti-kickback law (42 U.S.C. § 1320a-7b) and the regulations promulgated thereunder, the Stark laws (42 U.S.C. § 1395nn) and the regulations promulgated thereunder, the Federal False Claims Act (31 U.S.C. §§ 3729, et seq.), the Federal Civil Monetary Penalties Law (42 U.S.C. § 1320a-7a), the Federal Program Fraud Civil Remedies Act (31 U.S.C. § 3801 et seq.), the Federal Health Care Fraud law (18 U.S.C. § 1347), and any similar state fraud and abuse laws, (b) the Health Insurance Portability and Accountability Act of 1996 as amended by the Health Information Technology for Economic and Clinical Health Act of 2009, and their implementing regulations and any Laws governing the privacy, security, integrity, accuracy, transmission, storage, or other protection of information, (c) the Patient Protection and Affordable Care Act (Pub. L. 111-148) as amended by the Health Care and Education Reconciliation Act of 2010 (Pub. L. 111-152) and the regulations promulgated thereunder, (d) Laws for the licensure, certification, qualification or authority to transact business in connection with the manufacture and distribution of and payment and arrangement for health care supplies, (e) all state Laws relating to organizations in business related to health care and (f) any other Laws that govern the health care industry or relationships among providers, suppliers, distributors, manufacturers and patients.
“HighCape” has the meaning set forth in the introductory paragraph to this Agreement.
“HighCape Acquisition Proposal” means (a) any transaction or series of related transactions under which HighCape or any Affiliates controlled by HighCape, directly or indirectly, (i) acquires or otherwise purchases any other Person(s), (ii) engages in a business combination with any other Person(s) or (iii) acquires or otherwise purchases all or a material portion of the assets or businesses of any other Persons(s) (in the case of each of clause (i), (ii) and (iii), whether by merger, consolidation, recapitalization, purchase or issuance of equity securities, tender offer or otherwise) or (b) any equity, debt or similar investment in HighCape or any of its controlled Affiliates. Notwithstanding the foregoing or anything to the contrary herein, none of this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby shall constitute a HighCape Acquisition Proposal.
“HighCape Board” has the meaning set forth in the recitals to this Agreement.
“HighCape Board Recommendation” has the meaning set forth in Section 5.8.
“HighCape Bylaws” has the meaning set forth in the recitals to this Agreement.
“HighCape Certificate of Incorporation” has the meaning set forth in the recitals to this Agreement.
“HighCape Class A Common Stock” means HighCape’s Class A common stock, par value $0.0001 per share.
“HighCape Class B Common Stock” means HighCape’s Class B common stock, par value $0.0001 per share.
“HighCape Common Stock” means (i) prior to the filing of the HighCape Certificate of Incorporation pursuant to Section 2.1(a), HighCape Class A Common Stock and HighCape Class B Common Stock and (ii) at and after the filing of the HighCape Certificate of Incorporation pursuant to Section 2.1(a), HighCape Class A Common Stock and New HighCape Class B Common Stock.

“HighCape D&O Persons” has the meaning set forth in Section 5.14(a).
“HighCape Disclosure Schedules” means the disclosure schedules to this Agreement delivered to the Company by HighCape on the date of this Agreement.
“HighCape Expenses” means, as of any determination time, the aggregate amount of fees, expense, commissions or other amounts incurred by or on behalf of, or otherwise payable by, whether or not due, a HighCape Party in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby, including (a) the fees and expenses of outside legal counsel, accountants, advisors, brokers, investment bankers, consultants, or other agents or service providers of any HighCape Party (but, for the avoidance of doubt, not including any fees payable to J.P. Morgan Securities LLC in connection with the PIPE Financing), (b) amounts due to the underwriters of HighCape’s initial public offering for their deferred underwriting commissions and (c) any other fees, expenses, commissions or other amounts that are expressly allocated to any HighCape Party pursuant to this Agreement or any Ancillary Document, including fifty percent (50%) of the HSR Act filing fee. Notwithstanding the foregoing or anything to the contrary herein, HighCape Expenses shall not include any Company Expenses.
“HighCape Financial Statements” means all of the financial statements of HighCape included in the HighCape SEC Reports.
“HighCape Fundamental Representations” means the representations and warranties set forth in Section 4.1 (Organization and Qualification), Section 4.2 (Authority), Section 4.4 (Brokers) and Section 4.6 (Capitalization of the HighCape Parties).
“HighCape Incentive Equity Plan” has the meaning set forth in Section 5.18.
“HighCape Liabilities” means, as of any determination time, the aggregate amount of Liabilities of the HighCape Parties that would be accrued on a balance sheet in accordance with GAAP, whether or not such Liabilities are due and payable as of such time. Notwithstanding the foregoing or anything to the contrary herein, HighCape Liabilities shall not include any HighCape Expenses.
“HighCape Material Adverse Effect” means any change, event, effect or occurrence that, individually or in the aggregate with any other change, event, effect or occurrence, has had or would reasonably be expected to have a material adverse effect on (a) the business, results of operations or financial condition of the HighCape Parties, taken as a whole, or (b) the ability of any HighCape Party to consummate the Merger in accordance with the terms of this Agreement; provided, however, that, in the case of clause (a), none of the following shall be taken into account in determining whether a HighCape Material Adverse Effect has occurred or is reasonably likely to occur: any adverse change, event, effect or occurrence arising after the date of this Agreement from or related to (i) general business or economic conditions in or affecting the United States, or changes therein, or the global economy generally, (ii) any national or international political or social conditions in the United States or any other country, including the engagement by the United States or any other country in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence in any place of any military or terrorist attack, sabotage or cyberterrorism, (iii) changes in conditions of the financial, banking, capital or securities markets generally in the United States or any other country or region in the world, or changes therein, including changes in interest rates in the United States or any other country and changes in exchange rates for the currencies of any countries, (iv) changes in any applicable Laws, (v) any change, event, effect or occurrence that is generally applicable to the industries or markets in which any HighCape Party operates, (vi) the execution or public announcement of this Agreement or the pendency or consummation of the transactions contemplated by this Agreement, including the impact thereof on the relationships, contractual or otherwise, of any HighCape Party with investors, contractors, lenders, suppliers, vendors, partners, licensors, licensees, payors or other third parties related thereto (provided that the exception in this clause (vi) shall not apply to (A) the representations and warranties set forth in Section 4.3(b) to the extent that its purpose is to address the consequences resulting from the public announcement or pendency or consummation of the transactions contemplated by this Agreement or (B) the condition set forth in Section 6.3(a) to the extent it relates to such representations and warranties), (vii) any failure by any HighCape Party to meet, or changes to, any internal or published budgets, projections, forecasts, estimates or predictions (although the underlying facts and circumstances resulting in such failure may be taken into account to the extent not otherwise excluded from this definition pursuant to clauses (i) through (vi) or (viii)), or (viii) any hurricane, tornado, flood, earthquake, tsunami, natural disaster, mudslides, wild fires, epidemics, pandemics (including COVID-19) or quarantines, acts of God or other natural disasters or comparable events in the United States or any other country or region in the world, or any escalation of the foregoing; provided, however, that any change, event, effect or occurrence resulting from a matter described in any of the foregoing clauses (i) through (v) or (viii) may be taken into account in determining whether a HighCape Material Adverse Effect has occurred or is reasonably likely to occur to the extent such change, event, effect or occurrence has a disproportionate adverse effect on the HighCape Parties, taken as a whole, relative to other “SPACs” operating in the industries in which the HighCape Parties operate.
“HighCape Non-Party Affiliates” means, collectively, each HighCape Related Party and each of the former, current or future Affiliates, Representatives, successors or permitted assigns of any HighCape Related Party (other than, for the avoidance of doubt, any HighCape Party).
“HighCape Parties” means, collectively, HighCape and Merger Sub.
“HighCape Related Parties” has the meaning set forth in Section 4.9.
“HighCape Related Party Transactions” has the meaning set forth in Section 4.9.
“HighCape SEC Reports” has the meaning set forth in Section 4.7.
“HighCape Stockholder Approval” means, collectively, the Required HighCape Stockholder Approval and the Other HighCape Stockholder Approval.
“HighCape Stockholder Redemption” means the right of the holders of HighCape Class A Common Stock to redeem all or a portion of their HighCape Class A Common Stock (in connection with the transactions contemplated by this Agreement or otherwise) as set forth in Governing Documents of HighCape.
“HighCape Stockholders Meeting” has the meaning set forth in Section 5.8.
“HighCape Warrants” means each warrant to purchase one share of HighCape Class A Common Stock at an exercise price of $11.50 per share, subject to adjustment in accordance with the Warrant Agreement (including, for the avoidance of doubt, each such warrant held by the Sponsor or any Other Class B Stockholder).
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.
“Indebtedness” means, as of any time, without duplication, with respect to any Person, the outstanding principal amount of, accrued and unpaid interest on, fees and expenses arising under or in respect of (a) indebtedness for borrowed money, (b) other obligations evidenced by any note, bond, debenture or other debt security, (c) obligations for the deferred purchase price of property or assets, including “earn-outs” and “seller notes” (but excluding any trade payables arising in the ordinary course of business), (d) reimbursement and other obligations with respect to letters of credit, bank guarantees, bankers’ acceptances or other similar instruments, in each case, solely to the extent drawn, (e) leases required to be capitalized under GAAP, (f) derivative, hedging, swap, foreign exchange or similar arrangements, including swaps, caps, collars, hedges or similar arrangements, and (g) any of the obligations of any other Person of the type referred to in clauses (a) through (f) above directly or indirectly guaranteed by such Person or secured by any assets of such Person, whether or not such Indebtedness has been assumed by such Person.
“Intellectual Property Rights” means any and all rights, title, or interest in or to intellectual property and related priority rights protected, created or arising under the Laws of the United States or any other jurisdiction or under any international convention, including all (a) patents and patent applications, industrial designs and design patent rights, including any continuations, divisionals, continuations-in-part and provisional applications and statutory invention registrations, and any patents issuing on any of the foregoing and any reissues, reexaminations, substitutes, supplementary protection certificates, extensions of any of the foregoing (collectively, “Patents”); (b) trademarks, service marks, trade names, service names, brand names, trade dress rights, logos, Internet domain names, corporate names and other source or business identifiers, together with the goodwill associated with any of the foregoing, and all applications, registrations, extensions and renewals of any of the foregoing (collectively, “Marks”); (c) copyrights and works of authorship, database and design rights, mask work rights and moral rights, whether or not registered or published, and all registrations, applications, renewals, extensions and reversions of any of any of the foregoing (collectively, “Copyrights”); (d) trade secrets, know-how and confidential and proprietary information, including invention disclosures, inventions and formulae, semiconductor layouts, mask files, drawings, and manufacturing processes, whether patentable or not; (e) rights in or to Software or other technology; and (f) any other intellectual or proprietary rights protectable, arising under or associated with any of the foregoing, including those protected by any Law anywhere in the world.
“Intended Tax Treatment” has the meaning set forth in the recitals to this Agreement.
“Investment Company Act” means the Investment Company Act of 1940.
“IPO” has the meaning set forth in Section 8.18.
“IT Systems” shall mean Software (including firmware and middleware), information technology systems, hardware, data communications networks, servers, computers, computer workstations, routers, hubs, switches, data communications lines, data communications or Software interfaces, data communications or Software platforms, databases, websites, and all other associated equipment, including any of the foregoing accessed pursuant to outsourced or cloud computing arrangements.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012.
“Latest Balance Sheet” has the meaning set forth in Section 3.4(a).
“Latest Balance Sheet Date” means the date of the Latest Balance Sheet.
“Law” means any federal, state, local, foreign, national or supranational statute, law (including common law), act, statute, ordinance, treaty, rule, code, regulation or other binding directive or guidance issued, promulgated or enforced by a Governmental Entity having jurisdiction over a given matter.
“Leased Real Property” has the meaning set forth in Section 3.18(b).
“Letter of Transmittal” means the letter of transmittal as proposed by the Exchange Agent and mutually agreed to by each of HighCape and the Company (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
“Liability” or “liability” means any and all debts, liabilities and obligations, whether accrued or fixed, absolute or contingent, known or unknown, matured or unmatured or determined or determinable, including those arising under any Law (including any Environmental Law), Proceeding or Order and those arising under any Contract, agreement, arrangement, commitment or undertaking.
“Lien” means any mortgage, pledge, security interest, encumbrance, lien, license or sub-license, charge, or other similar encumbrance or interest (including, in the case of any Equity Securities, any voting, transfer or similar restrictions).
“Marks” has the meaning set forth in the definition of Intellectual Property Rights.
“Material Contracts” has the meaning set forth in Section 3.7(a).
“Material IP Contract” has the meaning set forth in Section 3.13(c).
“Material Permits” has the meaning set forth in Section 3.6.
“Merger” has the meaning set forth in the recitals to this Agreement.
“Merger Sub” has the meaning set forth in the introductory paragraph to this Agreement.
“Multiemployer Plan” has the meaning set forth in Section (3)37 or Section 4001(a)(3) of ERISA.

“Nasdaq” means The Nasdaq Stock Market, LLC.
“Nasdaq Proposal” has the meaning set forth in Section 5.8.
“Net Vested Options” means a number equal to the difference of (i) the total number of Vested Company Options outstanding as of immediately prior to the Effective Time, minus (ii) the total number of Deemed Acquired Shares.
“New HighCape Class B Common Stock” means, at and after the filing of the HighCape Certificate of Incorporation pursuant to Section 2.1(a), HighCape’s Class B common stock, par value $0.0001 per share, with voting power of twenty (20) votes per share.
“Newco” has the meaning set forth in Section 5.5(a)(i).
“Non-Party Affiliate” has the meaning set forth in Section 8.13.
“Off-the-Shelf Software” means any Software that is (a) made generally and widely available to the public on a commercial basis and is licensed to any of the Group Companies on a non-exclusive basis under standard terms and conditions for a one-time license fee of less than $150,000 per license or an ongoing licensee fee of less than $75,000 per year and (b) not customized by or for any Group Company in any material respect.
“Order” means any outstanding writ, order, judgment, injunction, decision, determination, award, ruling, subpoena, verdict or decree entered, issued or rendered by any Governmental Entity.
“Other Class B Stockholders” means, collectively, David Colpman, Antony Loebel and Robert Taub.
“Other HighCape Stockholder Approval” means the approval of each Other Transaction Proposal by the affirmative vote of the holders of the requisite number of HighCape Common Stock entitled to vote thereon, whether in person or by proxy at the HighCape Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of HighCape and applicable Law.
“Other Transaction Proposal” means each Transaction Proposal, other than the Required Transaction Proposals.
“Parties” has the meaning set forth in the introductory paragraph to this Agreement.
“Patents” has the meaning set forth in the definition of Intellectual Property Rights.
“PCAOB” means the Public Company Accounting Oversight Board.
“PCAOB Financial Statements” has the meaning set forth in Section 5.17(a).
“Permits” means any approvals, authorizations, clearances, licenses, registrations, permits or certificates of a Governmental Entity.
“Permitted Liens” means (a) mechanic’s, materialmen’s, carriers’, repairers’ and other similar statutory Liens arising or incurred in the ordinary course of business for amounts that are not yet delinquent or are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (b) Liens for Taxes, assessments or other governmental charges not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which sufficient reserves have been established in accordance with GAAP, (c) encumbrances and restrictions on real property (including easements, covenants, conditions, rights of way and similar restrictions) that do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (d) zoning, building codes and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon which are imposed by any Governmental Entity having jurisdiction over such real property and which are not violated by the use or occupancy of such real property or the operation of the businesses of the Group Company and do not prohibit or materially interfere with any of the Group Companies’ use or occupancy of such real property, (e) cash deposits or cash pledges to secure the payment of workers’ compensation, unemployment insurance, social security benefits or obligations arising under similar Laws or to secure the performance of public or statutory obligations, surety or appeal bonds, and other obligations of a like nature, in each case in the ordinary course of business and which are not yet due and payable, (f) grants by any Group Company of non-exclusive rights in Intellectual Property to its Affiliates in the ordinary course of business consistent with past practice and (g) other Liens that do not materially and adversely affect the value, use or operation of the asset subject thereto.
“Per Share Calculation Value” means the quotient of (x) the Equity Value divided by (y) the sum of (a) the total number of shares of Company Stock issued and outstanding as of immediately prior to the Effective Time, plus (b) the total number of outstanding Vested Company Options as of immediately prior to the Effective Time.
“Per Share Merger Consideration Value” means the quotient of (x) the Equity Value divided by (y) the sum of (a) the total number of shares of Company Stock issued and outstanding as of immediately prior to the Effective Time, plus (b) the total number of Net Vested Options.
“Person” means an individual, partnership, corporation, limited liability company, joint stock company, unincorporated organization or association, trust, joint venture or other similar entity, whether or not a legal entity.
“Personal Data” means any data or information relating to an identified or identifiable natural person.
“PIPE Financing” has the meaning set forth in the recitals to this Agreement.
“PIPE Financing Amount” has the meaning set forth in the recitals to this Agreement.
“PIPE Investor Subscription Agreement” has the meaning set forth in the recitals to this Agreement.
“PIPE Investors” has the meaning set forth in the recitals to this Agreement.
“Pre-Closing HighCape Holders” means the holders of HighCape Common Stock at any time prior to the Effective Time.
“Privacy and Data Security Requirements” mean all Laws, internal and external policies and contractual requirements relating to privacy, data protection, data security and cybersecurity, and the Processing of Personal Data, that are applicable to each Group Company.
“Proceeding” means any lawsuit, litigation, action, audit, examination, claim, complaint, charge, proceeding, suit or arbitration (in each case, whether civil, criminal or administrative and whether public or private) pending by or before or otherwise involving any Governmental Entity.
“Process” (or “Processing” or “Processes”) means the collection, use, storage, processing, recording, distribution, transfer, import, export, protection (including security measures), disposal or disclosure or other activity regarding data (whether electronically or in any other form or medium).
“Prospectus” has the meaning set forth in Section 8.18.
“Public Software” means any Software that contains, includes, incorporates, or has instantiated therein, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., Linux) or similar licensing or distribution models, including under any terms or conditions that impose any requirement such that any Software using, linked with, incorporating, distributed with or derived from such Software (a) be made available or distributed in source code form; (b) be licensed for purposes of making derivative works; or (c) be redistributable at no, or a nominal, charge.
“Public Stockholders” has the meaning set forth in Section 8.18.
“Quality System Regulation” has the meaning set forth in Section 3.23(b).
“Real Property Leases” means all leases, sub-leases, licenses or other agreements, in each case, pursuant to which any Group Company leases or sub-leases any real property.
“Registered Intellectual Property” means all issued Patents, pending Patent applications, registered Marks, pending applications for registration of Marks, registered Copyrights, pending applications for registration of Copyrights and Internet domain name registrations.

“Registration Statement / Proxy Statement” means a registration statement on Form S-4 relating to the transactions contemplated by this Agreement and the Ancillary Documents and containing a prospectus and proxy statement of HighCape.
“Representatives” means with respect to any Person, such Person’s Affiliates and its and such Affiliates’ respective directors, managers, officers, employees, accountants, consultants, advisors, attorneys, agents and other representatives.
“Required Governing Document Proposals” means the Governing Document Proposals solely to the extent related to the amendments to the Governing Documents of HighCape set forth on Schedule D attached hereto.
“Required HighCape Stockholder Approval” means the approval of each Required Transaction Proposal by the affirmative vote of the holders of the requisite number of HighCape Common Stock entitled to vote thereon, whether in person or by proxy at the HighCape Stockholders Meeting (or any adjournment thereof), in accordance with the Governing Documents of HighCape and applicable Law.
“Required Transaction Proposals” means, collectively, the Business Combination Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, and the Required Governing Document Proposals.
“Rollover Awards” has the meaning set forth in Section 2.4(a).
“Rollover Option” has the meaning set forth in Section 2.4(a).
“Rollover RSU” has the meaning set forth in Section 2.4(a).
“Sanctions and Export Control Laws” means any applicable Law related to (a) import and export controls, including the U.S. Export Administration Regulations, (b) economic sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the European Union, any European Union Member State, the United Nations, and Her Majesty’s Treasury of the United Kingdom or (c) anti-boycott measures.
“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002.
“Schedules” means, collectively, the Company Disclosure Schedules and the HighCape Disclosure Schedules.
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the U.S. Securities Act of 1933.
“Securities Laws” means Federal Securities Laws and other applicable foreign and domestic securities or similar Laws.
“Signing Filing” has the meaning set forth in Section 5.4(b).
“Signing Press Release” has the meaning set forth in Section 5.4(b).
“Software” shall mean any and all (a) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code; (b) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise; (c) descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing, screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons; and (d) all documentation, including user manuals and other training documentation, related to any of the foregoing.
“Sponsor” has the meaning set forth in the recitals to this Agreement.
“Sponsor Letter Agreement” has the meaning set forth in the recitals to this Agreement.
“Subscription Agreements” has the meaning set forth in the recitals to this Agreement.

“Subsidiary” means, with respect to any Person, any corporation, limited liability company, partnership or other legal entity of which (a) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of such Person or a combination thereof, or (b) if a limited liability company, partnership, association or other business entity (other than a corporation), a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more Subsidiaries of such Person or a combination thereof and for this purpose, a Person or Persons own a majority ownership interest in such a business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity’s gains or losses or shall be a, or control any, managing director or general partner of such business entity (other than a corporation). The term “Subsidiary” shall include all Subsidiaries of such Subsidiary.
“Supporting Company Persons” has the meaning set forth in the recitals to this Agreement.
“Surviving Company” has the meaning set forth in Section 2.1(b)(i).
“Surviving Company Common Stock” has the meaning set forth in Section 2.1(b)(vi).
“Tax” means any federal, state, local or non-United States income, gross receipts, franchise, estimated, alternative minimum, sales, use, transfer, value added, excise, stamp, customs, duties, ad valorem, real property, personal property (tangible and intangible), capital stock, social security, unemployment, payroll, wage, employment, severance, occupation, registration, environmental, communication, mortgage, profits, license, lease, service, goods and services, withholding, premium, unclaimed property, escheat, turnover, windfall profits or other taxes of any kind whatever, whether computed on a separate or combined, unitary or consolidated basis or in any other manner, together with any interest, deficiencies, penalties, additions to tax, or additional amounts imposed by any Governmental Entity with respect thereto, whether disputed or not, and including any secondary Liability for any of the aforementioned.
“Tax Authority” means any Governmental Entity responsible for the collection or administration of Taxes or Tax Returns.
“Tax Return” means returns, information returns, statements, declarations, claims for refund, schedules, attachments and reports relating to Taxes filed or required to be filed with any Governmental Entity.
“Termination Date” has the meaning set forth in Section 7.1(d).
“Transaction Payment” means (a) any success, change of control, retention, transaction bonus or other similar payment or amount to any Person as a result of or in connection with this Agreement or the transactions contemplated hereby (including any such payments or similar amounts that may become due and payable based upon the occurrence of one or more additional circumstances, matters or events) or (b) any payments made or required to be made pursuant to or in connection with or upon termination of, and any fees, expenses or other payments owing or that will become owing in respect of, any Company Related Party Transaction during the period beginning on the Latest Balance Sheet Date and ending on the Closing Date. Notwithstanding the foregoing or anything to the contrary herein, the HighCape Common Stock to be issued in respect of or that will become subject to the Rollover Awards at the Effective Time on the terms and subject to the conditions of this Agreement shall not constitute Transaction Payments.
“Transactions” means the transactions contemplated by this Agreement to occur at or prior to the Closing on the Closing Date, including the Merger and the PIPE Financing.
“Transaction Litigation” has the meaning set forth in Section 5.2(d).
“Transaction Proposals” has the meaning set forth in Section 5.8.
“Transaction Support Agreement Deadline” has the meaning set forth in Section 5.13(a).
“Transaction Support Agreements” has the meaning set forth in the recitals to this Agreement.
“Trust Account” has the meaning set forth in Section 8.18.

“Trust Account Released Claims” has the meaning set forth in Section 8.18.
“Trust Agreement” has the meaning set forth in Section 4.8.
“Trustee” has the meaning set forth in Section 4.8.
“Unpaid Company Expenses” means the Company Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid HighCape Expenses” means the HighCape Expenses that are unpaid as of immediately prior to the Closing.
“Unpaid HighCape Liabilities” means the HighCape Liabilities as of immediately prior to the Closing.
“Unvested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is not a Vested Company Option.
“Vested Company Option” means each Company Option outstanding as of immediately prior to the Effective Time that is vested as of immediately prior to the Effective Time or will vest solely as a result of the consummation of the Merger.
“WARN” means the Worker Adjustment Retraining and Notification Act of 1988, as well as analogous applicable foreign, state or local Laws.
“Warrant Agreement” means the Warrant Agreement, dated as of September 3, 2020, by and between HighCape and the Trustee.
“Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement.
ARTICLE 2
MERGER
Section 2.1   Closing Transactions.   On the terms and subject to the conditions set forth in this Agreement, the following transactions shall occur in the order set forth in this Section 2.1:
(a)   Governing Documents.   On the Closing Date, immediately prior to the Effective Time, the Governing Documents of the Company shall be amended to change the name of the Company to “Q-SI Operations Inc.” On the Closing Date at the Effective Time, (i) the Governing Documents of HighCape shall be amended and restated to be the HighCape Certificate of Incorporation and the HighCape Bylaws and (ii) HighCape’s name shall be changed to “Quantum-Si Incorporated”; provided, however, that, in the case of clause (i), each of the Parties acknowledges and agrees that each of the HighCape Certificate of Incorporation and the HighCape Bylaws shall be appropriately adjusted to give effect to any amendments to the Governing Documents of HighCape contemplated by the HighCape Certificate of Incorporation and the HighCape Bylaws that are not adopted and approved by the Pre-Closing HighCape Holders at the HighCape Stockholders Meeting (other than, for the avoidance of doubt, the amendments to the Governing Documents of HighCape that are contemplated by the Required Governing Document Proposals). For the avoidance of doubt, on the Closing Date prior to the Effective Time, each issued and outstanding unit of HighCape that has not been previously separated into the underlying HighCape Class A Common Stock and underlying HighCape Warrants shall be cancelled and entitle the holder thereof to one share of HighCape Class A Common Stock and one-third of one HighCape Warrant.
(b)   The Merger.
(i)   On the terms and subject to the conditions set forth in this Agreement and in accordance with the DGCL, on the Closing Date, Merger Sub shall merge with and into the Company (the “Merger”) at the Effective Time. Following the Effective Time, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving company of the Merger (the “Surviving Company”).

(ii)   At the Closing, the parties hereto shall cause a certificate of merger, in a form reasonably satisfactory to the Company and HighCape (the “Certificate of Merger”), to be executed and filed with the Secretary of State of the State of Delaware. The Merger shall become effective on the date and time at which the Certificate of Merger is accepted for filing by the Secretary of State of the State of Delaware or at such later date and/or time as is agreed by HighCape and the Company and specified in the Certificate of Merger (the time the Merger becomes effective being referred to herein as the “Effective Time”).
(iii)   The Merger shall have the effects set forth in Section 251 of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company and all debts, liabilities, obligations, restrictions, disabilities and duties of each of the Company and Merger Sub shall become the debts, liabilities, obligations and duties of the Surviving Company, in each case, in accordance with the DGCL.
(iv)   At the Effective Time, the Governing Documents of the Company shall be the Governing Documents of the Surviving Company except that the name of the Surviving Company shall be “Q-SI Operations Inc.”, in each case, until thereafter changed or amended as provided therein or by applicable Law.
(v)   At the Effective Time, the directors and officers of the Company immediately prior to the Effective Time shall be the initial directors and officers of the Surviving Company, each to hold office in accordance with the Governing Documents of the Surviving Company until such director’s or officer’s successor is duly elected or appointed and qualified, or until the earlier of their death, resignation or removal.
(vi)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically cancelled and extinguished and converted into one share of common stock, par value $0.0001, of the Surviving Company (each such share, a share of “Surviving Company Common Stock”).
(vii)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of HighCape Class B Common Stock issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into one share of HighCape Class A Common Stock.
(viii)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, (i) each share of Company Common Stock, Company Series B Preferred Stock, Company Series C Preferred Stock, Company Series D Preferred Stock and Company Series E Preferred Stock (other than such Company Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of shares of HighCape Class A Common Stock equal to the Exchange Ratio and (ii) each share of Company Series A Preferred Stock (other than such Company Series A Preferred Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) issued and outstanding as of immediately prior to the Effective Time shall be automatically canceled and extinguished and converted into the right to receive a number of shares of New HighCape Class B Common Stock equal to the Exchange Ratio. From and after the Effective Time, each Company Stockholder’s certificates (the “Certificates”), evidencing ownership of such Company Stock and such Company Stock held in book-entry form issued and outstanding immediately prior to the Effective Time shall each cease to have any rights with respect to such Company Stock except as otherwise expressly provided for herein or under applicable Law.
(ix)   At the Effective Time, by virtue of the Merger and without any action on the part of any Party or any other Person, each share of Company Stock held immediately prior to the Effective Time by the Company as treasury stock shall be automatically canceled and extinguished, and no consideration shall be paid with respect thereto.

Section 2.2   Closing of the Transactions Contemplated by this Agreement.   The closing of the transactions contemplated by this Agreement (the “Closing”) shall take place electronically by exchange of the closing deliverables by the means provided in Section 8.11 as promptly as reasonably practicable, but in no event later than the third (3rd) Business Day, following the satisfaction (or, to the extent permitted by applicable Law, waiver) of the conditions set forth in Article 6 (other than those conditions that by their nature are to be satisfied at the Closing, but subject to satisfaction or waiver of such conditions) (the “Closing Date”) or at such other place, date and/or time as HighCape and the Company may agree in writing.
Section 2.3   Allocation Schedule.   No later than three (3) Business Days prior to the Closing Date, the Company shall deliver to HighCape an allocation schedule (the “Allocation Schedule”) setting forth (a) the number and class of shares of Company Stock held by each Company Stockholder, (b) the number of shares of Company Stock subject to each Company Option and Company RSU held by each holder thereof, as well as whether each such Company Option will be a Vested Company Option or an Unvested Company Option as of immediately prior to the Effective Time and the exercise price thereof, (c) the number of shares of HighCape Class A Common Stock, New HighCape Class B Common Stock and Rollover Awards to be allocated to each holder at the Effective Time, (d) Company Cash, (e) Company Indebtedness, (f) the Aggregate Exercise Price, (g) the number of Deemed Acquired Shares, (h) the number of Net Vested Options, (i) the Per Share Merger Consideration Value, (j) the Per Share Calculation Value and (k) a certification, duly executed by an authorized officer of the Company, that (i) the information delivered pursuant to clauses (a) and (b) is, and will be as of immediately prior to the Effective Time, true and correct in all respects and in accordance with the last sentence of this Section 2.3, (ii) the information delivered pursuant to clauses (c) through (j) is, and will be as of immediately prior to the Effective Time based on the good faith estimate of the Company based on its books and records and (iii) the Company has performed, or otherwise complied with, as applicable, its covenants and agreements set forth in Section 2.4(b). The Company will review any comments to the Allocation Schedule provided by HighCape or any of its Representatives and consider in good faith any reasonable comments proposed by HighCape or any of its Representatives. Notwithstanding the foregoing or anything to the contrary herein, (A) the aggregate number of HighCape Common Stock that each Company Stockholder will have a right to receive pursuant to Section 2.1(b)(viii) will be rounded down to the nearest whole share and (B) in no event shall the Allocation Schedule (or the calculations or determinations therein) breach, as applicable, any applicable Law, the Governing Documents of the Company, the Company Stockholders Agreements, the Company Equity Plan or any other Contract to which the Company is a party or bound (taking into account, for the avoidance of doubt, any actions taken by the Company pursuant to Section 2.4(b).
Section 2.4   Treatment of Company Options and Restricted Stock Units.
(a)   At the Effective Time, by virtue of the Merger and without any action of any Party or any other Person (but subject to Section 2.4(b)), HighCape shall adopt and assume the Company Equity Plan (the “Assumed Plan”). All Company Options outstanding immediately prior to the Effective Time, and each Company Option (whether a Vested Company Option or an Unvested Company Option) shall cease to represent the right to purchase Company Common Stock and shall become an option to purchase a number of shares of HighCape Class A Common Stock equal to the number of shares of Company Common Stock subject to such Company Option immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) under the Assumed Plan (each, a “Rollover Option”) at an exercise price per share equal to the exercise price per share of such Company Option immediately prior to the Effective Time divided by the Exchange Ratio (rounded up to the nearest whole cent). Each Rollover Option shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company Option immediately prior to the Effective Time, subject to the adjustments required by this Section 2.4(a) after giving effect to the Merger. All Company RSUs outstanding immediately prior to the Effective Time shall cease to represent the right to receive Company Common Stock and shall become restricted stock unit awards with respect to a number of shares of HighCape Class A Common Stock equal to the number of shares of Company Common Stock subject to such Company RSU immediately prior to the Effective Time multiplied by the Exchange Ratio (rounded down to the nearest whole share) under the Assumed Plan (each, a “Rollover RSU”, and together with the Rollover Options, the “Rollover Awards”). Each Rollover RSU shall be subject to the same terms and conditions (including applicable vesting, expiration and forfeiture provisions) that applied to the corresponding Company

RSU immediately prior to the Effective Time, subject to the adjustments required by this Section 2.4(a) after giving effect to the Merger. Such assumption and conversion shall occur in a manner intended to comply with the requirements of Section 409A and 424 of the Code, as applicable.
(b)   Prior to the Closing, the Company and HighCape shall take, or cause to be taken, all necessary or appropriate actions under the Company Equity Plan (and the underlying grant, award or similar agreements), including to reserve for issuance a sufficient number of shares of HighCape Class A Common Stock for delivery upon exercise of the Rollover Awards under the Assumed Plan, or otherwise to give effect to the provisions of this Section 2.4; no less than five (5) Business Days prior to Closing, the Company and HighCape shall each provide to the other copies of all such necessary or appropriate actions and a meaningful opportunity to provide comments, which comments will be considered in good faith.
Section 2.5   Deliverables
(a)   As promptly as reasonably practicable following the date of this Agreement, but in no event later than ten (10) Business Days prior to the Closing Date, HighCape shall appoint Continental (or its applicable Affiliate) as an exchange agent (the “Exchange Agent”) and enter into an exchange agent agreement with the Exchange Agent for the purpose of exchanging Certificates, if any, representing the Company Stock and the Company Stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the HighCape Common Stock issuable in respect of such Company Stock pursuant to Section 2.1(b)(viii) and on the terms and subject to the other conditions set forth in this Agreement. Notwithstanding the foregoing or anything to the contrary herein, in the event that Continental is unable or unwilling to serve as the Exchange Agent, then HighCape and the Company shall, as promptly as reasonably practicable thereafter, but in no event later than the Closing Date, mutually agree upon an exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), HighCape shall appoint and enter into an exchange agent agreement with such exchange agent, who shall for all purposes under this Agreement constitute the Exchange Agent and each of HighCape and the Company shall mutually agree to any changes to the Letter of Transmittal in order to satisfy any requirements of such exchange agent (in either case, such agreement not to be unreasonably withheld, conditioned or delayed).
(b)   At least three (3) Business Days prior to the Closing Date, the Company shall mail or otherwise deliver, or shall cause to be mailed or otherwise delivered, to the Company Stockholders a Letter of Transmittal.
(c)   At the Closing, immediately upon the filing of the HighCape Certificate of Incorporation pursuant to Section 2.1(a), HighCape shall deposit, or cause to be deposited, with the Exchange Agent, for the benefit of the Company Stockholders and for exchange in accordance with this Section 2.5 through the Exchange Agent, evidence of HighCape Common Stock in book-entry form representing the HighCape Common Stock issuable pursuant to Section 2.1(b)(viii) in exchange for the Company Stock outstanding immediately prior to the Effective Time. All shares in book-entry form representing the HighCape Common Stock issuable pursuant to Section 2.1(b)(viii) deposited with the Exchange Agent shall be referred to in this Agreement as the “Exchange Fund”.
(d)   Each Company Stockholder whose Company Stock have been converted into the right to receive HighCape Common Stock pursuant to Section 2.1(b)(viii) shall be entitled to receive the HighCape Common Stock to which he, she or it is entitled on the date provided in Section 2.5(e) upon (i) surrender of a Certificate (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), together with the delivery of a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent or (ii) in the case of Company Stock held in book-entry form, a properly completed and duly executed Letter of Transmittal (including, for the avoidance of doubt, any documents or agreements required by the Letter of Transmittal), to the Exchange Agent.
(e)   If a properly completed and duly executed Letter of Transmittal, together with any Certificates (or affidavit of loss in lieu thereof in the form required by the Letter of Transmittal), if any, is delivered to the Exchange Agent in accordance with Section 2.5(d) (i) at least one Business Day prior to the

Closing Date, then HighCape and the Company shall take all necessary actions to cause the applicable HighCape Common Stock to be issued to the applicable Company Stockholder in book-entry form on the Closing Date, or (ii) less than one (1) Business Day prior to the Closing Date, then HighCape and the Company (or the Surviving Company) shall take all necessary actions to cause the applicable HighCape Common Stock to be issued to the Company Stockholder in book-entry form within two (2) Business Days after such delivery.
(f)   If any HighCape Common Stock is to be issued to a Person other than the Company Stockholder in whose name the surrendered Certificate or the transferred Company Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable HighCape Common Stock that (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such Company Stock in book-entry form shall be properly transferred and (ii) the Person requesting such consideration pay to the Exchange Agent any transfer Taxes required as a result of such consideration being issued to a Person other than the registered holder of such Certificate or Company Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer Taxes have been paid or are not payable.
(g)   No interest will be paid or accrued on the HighCape Common Stock. From and after the Effective Time, until surrendered or transferred, as applicable, in accordance with this Section 2.5, each share of Company Stock (other than, for the avoidance of doubt, the Company Stock cancelled and extinguished pursuant to Section 2.1(b)(ix)) shall solely represent the right to receive the HighCape Common Stock such share of Company Stock is entitled to receive pursuant to Section 2.1(b)(viii).
(h)   At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no transfers of Company Stock that were outstanding immediately prior to the Effective Time.
(i)   Any portion of the Exchange Fund that remains unclaimed by the Company Stockholders twelve (12) months following the Closing Date shall be delivered to HighCape or as otherwise instructed by HighCape, and any Company Stockholder who has not exchanged his, her or its Company Stock for the applicable HighCape Common Stock in accordance with this Section 2.5 prior to that time shall thereafter look only to HighCape for the issuance of the applicable HighCape Common Stock, without any interest thereon. None of HighCape, the Surviving Company or any of their respective Affiliates shall be liable to any Person in respect of any consideration delivered to a public official pursuant to any applicable abandoned property, unclaimed property, escheat, or similar Law. Any HighCape Common Stock remaining unclaimed by the Company Stockholders immediately prior to such time when the amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Law, the property of HighCape free and clear of any claims or interest of any Person previously entitled thereto.
Section 2.6   Withholding.   HighCape, the Group Companies, the Exchange Agent and any other applicable withholding agent shall be entitled to deduct and withhold (or cause to be deducted and withheld) from any consideration payable pursuant to this Agreement such amounts as are required to be deducted and withheld under applicable Tax Law. To the extent that amounts are so withheld and timely remitted to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made. Other than in respect of any compensatory payment subject to payroll withholding, the Parties shall cooperate in good faith to eliminate or reduce any such deduction or withholding (including through the request and provision of any statements, forms or other documents to reduce or eliminate any such deduction or withholding).
Section 2.7   Dissenting Shares.   Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time and owned by a holder who is entitled to demand and has properly demanded appraisal of such shares in accordance with, and who complies in all respects with, Section 262 of the DGCL (such shares, “Dissenting Shares”) shall not be converted into the right to receive HighCape Common Stock, and shall instead represent the right to receive payment of the fair value of such Dissenting Shares in accordance with and to the extent provided by Section 262 of the DGCL. At the Effective Time, (a) all Dissenting Shares shall be cancelled, extinguished and cease to exist and (b) the holders of Dissenting Shares shall be entitled only to such rights as may be granted to them under the DGCL. If any such holder fails to perfect or otherwise waives, withdraws or loses such holder’s right to appraisal under Section 262 of the DGCL or other applicable Law, then the right of such holder to be paid the fair value of such Dissenting Shares shall cease and such Dissenting Shares shall be deemed to have been converted, as of the Effective Time, into the right to receive HighCape Common Stock upon the terms and conditions set forth in this Agreement applicable to holders that have not properly demanded appraisal rights. The Company shall give HighCape prompt notice (and in any event within two Business Days) of any demands received by the Company for appraisal of shares of Company Common Stock, attempted withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to rights to be paid the fair value of Dissenting Shares, and HighCape shall have the right to participate in and, following the Effective Time, direct all negotiations and proceedings with respect to such demands. Prior to the Effective Time, the Company shall not, except with the prior written consent of HighCape, make any payment with respect to, or settle or compromise or offer to settle or compromise, any such demands or waive any failure to timely deliver a written demand for appraisal or otherwise comply with the provisions under Section 262 of the DGCL, or agree or commit to do any of the foregoing.
ARTICLE 3
REPRESENTATIONS AND WARRANTIES RELATING TO THE GROUP COMPANIES
Subject to Section 8.8, except as set forth in the Company Disclosure Schedules, the Company hereby represents and warrants to the HighCape Parties as follows:
Section 3.1   Organization and Qualification.
(a)   Each Group Company is a corporation, limited liability company or other applicable business entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable). Section 3.1(a) of the Company Disclosure Schedules sets forth the jurisdiction of formation or organization (as applicable) for each Group Company. Each Group Company has the requisite corporate, limited liability company or other applicable business entity power and authority to own, lease and operate its properties and to carry on its businesses as presently conducted, except where the failure to have such power or authority would not have a Company Material Adverse Effect.
(b)   True and complete copies of the Governing Documents of the Company and the Company Stockholders Agreements have been made available to HighCape, in each case, as amended and in effect as of the date of this Agreement. The Governing Documents of the Company and the Company Stockholders Agreements are in full force and effect, and the Company is not in breach or violation of any provision set forth in its Governing Documents or in material breach of any of the Company Stockholders Agreements.
(c)   Each Group Company is duly qualified or licensed to transact business and is in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) in each jurisdiction in which the property and assets owned, leased or operated by it, or the nature of the business conducted by it, makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have a Company Material Adverse Effect.
Section 3.2   Capitalization of the Group Companies.
(a)   Section 3.2(a) of the Company Disclosure Schedules sets forth a true and complete statement as of the date of this Agreement of (i) the number and class or series (as applicable) of all of the Equity Securities of the Company issued and outstanding, (ii) the identity of the Persons that are the record and beneficial owners thereof and (iii) with respect to each Company Option, (A) the date of grant, (B) any applicable exercise (or similar) price, (C) the expiration date, and (D) any applicable vesting schedule (including acceleration provisions). All of the Equity Securities of the Company have been duly authorized and validly issued. All of the outstanding Company Stock are fully paid and non-assessable. The Equity Securities of the Company (1) were not issued in violation of the Governing Documents of the Company or the Company Stockholders Agreements or any other Contract to which the Company is party or bound, (2) were not issued in violation of any preemptive rights, call option, right of first refusal or first offer, subscription rights, transfer restrictions or similar rights of any Person and (3) have been offered, sold and issued in compliance with applicable Law, including Securities Laws. Except for the Company Options set forth on Section 3.2(a) of the Company Disclosure Schedules or the Allowed Awards either permitted by Section 5.1(b) or issued, granted or entered into in accordance with Section 5.1(b), the Company has no outstanding (x) equity appreciation, phantom equity or profit participation rights or (y) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Company. Each Company Option subject to Section 83 of the Code has been granted in compliance with or exempt from Section 409A of the Code, and each Company Option that is an incentive stock option within the meaning of Section 422 of the Code complies with Section 422 of the Code; in connection therewith, the exercise price of each Company Option is no less than the fair market value of the Common Stock at the date of grant.
(b)   The Equity Securities of the Company are free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreements). Except for the Company Stockholders Agreements, there are no voting trusts, proxies or other Contracts to which the Company is a party with respect to the voting or transfer of the Company’s Equity Securities.
(c)   Section 3.2(c) of the Company Disclosure Schedules sets forth a true and complete statement of (i) the number and class or series (as applicable) of all of the Equity Securities of each Subsidiary of the Company issued and outstanding and (ii) the identity of the Persons that are the record and beneficial owners thereof. There are no outstanding (A) equity appreciation, phantom equity, or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require any Subsidiary of the Company to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of the Subsidiaries of the Company. There are no voting trusts, proxies or other Contracts with respect to the voting or transfer of any Equity Securities of any Subsidiary of the Company.
(d)   None of the Group Companies owns or holds (of record, beneficially, legally or otherwise), directly or indirectly, any Equity Securities in any other Person or the right to acquire any such Equity Security, and none of the Group Companies is a partner or member of any partnership, limited liability company or joint venture.
(e)   Section 3.2(e) of the Company Disclosure Schedules sets forth a list of all Indebtedness of the Group Companies as of the date of this Agreement, including the principal amount of such Indebtedness, the outstanding balance as of the date of this Agreement, and the debtor and the creditor thereof.
(f)   Section 3.2(f) of the Company Disclosure Schedules sets forth a list of all Transaction Payments of the Group Companies.
Section 3.3   Authority.   The Company has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each Ancillary Document to which it is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the Company Stockholder Written Consent, the execution and delivery of this Agreement, the Ancillary Documents to which the Company is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate (or other similar) action on the part of the Company. This Agreement and each Ancillary Document to which the Company is or will be a party has been or will be, upon execution thereof, as applicable, duly and validly executed and delivered by the Company and constitutes or will constitute, upon execution and delivery thereof, as applicable, a valid, legal and binding agreement of the Company (assuming that this Agreement and the Ancillary Documents to which the Company is or will be a party are or will be upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party thereto), enforceable against the Company in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 3.4   Financial Statements; Undisclosed Liabilities.
(a)   The Company has made available to HighCape a true and complete copy of (i) the audited consolidated balance sheets of the Group Companies as of December 31, 2019, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended, (ii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2020, and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for the twelve (12)-month period then ended, and (iii) the unaudited consolidated balance sheets of the Group Companies as of December 31, 2019 and December 31, 2020 (the “Latest Balance Sheet”) and the related unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended (clauses (i), (ii), and (iii) are collectively, the “Financial Statements”), each of which are attached as Section 3.4(a) of the Company Disclosure Schedules. Each of the Financial Statements (including the notes thereto) (A) was prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (B) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, and (C) in the case of the Financial Statements included in clause (iii) only, were prepared in accordance with the standards of the PCAOB, and comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The audited consolidated balance sheets of the Group Companies as of December 31, 2019 and December 31, 2020, and the related audited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies for each of the periods then ended (the “Closing Company Audited Financial Statements”), when delivered following the date of this Agreement in accordance with Section 5.17, (i) will be prepared in accordance with GAAP applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto), (ii) will fairly present, in all material respects, the financial position, results of operations and cash flows of the Group Companies as at the date thereof and for the period indicated therein, except as otherwise specifically noted therein, (iii) will be audited in accordance with the standards of the PCAOB and will contain an unqualified report of the Company’s auditors, and (iv) will comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(c)   Except (i) as set forth on the face of the Latest Balance Sheet, (ii) for Liabilities incurred in the ordinary course of business since the Latest Balance Sheet Date (none of which is a Liability for breach of contract, breach of warranty, tort, infringement or violation of Law), (iii) for Liabilities incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of their respective covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby and (iv) for Liabilities that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole, no Group Company has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
(d)   The Group Companies have established and maintain systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for the Group Companies’ assets. The Group Companies maintain and, for all periods covered by the Financial Statements, have maintained books and records of the Group Companies in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of the Group Companies in all material respects.
(e)   Except as set forth in Section 3.4(e) of the Company Disclosure Schedule, since the incorporation of the Company, no Group Company has received any written complaint, allegation, assertion or claim that there is (i) “significant deficiency” in the internal controls over financial reporting of the Group Companies, (ii) a “material weakness” in the internal controls over financial reporting of the Group Companies or (iii) fraud, whether or not material, that involves management or other employees of the Group Companies who have a significant role in the internal controls over financial reporting of the Group Companies.
Section 3.5   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of the Company with respect to the Company’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which the Company is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Sections 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) filing of the Certificate of Merger or (iv) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a Company Material Adverse Effect.
(b)   Neither the execution, delivery or performance by the Company of this Agreement nor the Ancillary Documents to which the Company is or will be a party nor the consummation of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Company’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of (A) any Contract to which any Group Company is a party or (B) any Material Permits, (iii) violate, or constitute a breach under, any Order or applicable Law to which any Group Company or any of its properties or assets is bound or (iv) result in (A) the creation of any Lien upon, any right, title or interest of any of the tangible or intangible assets or properties (other than any Permitted Liens) or Equity Securities of any Group Company, (B) release, disclosure, or delivery of any source code constituting Owned Intellectual Property to any Person, or (C) grant, assignment or transfer that is not a Permitted Lien to any other Person of any license or other right or interest under, to or in any Owned Intellectual Property, except, in the case of any of clauses (ii) through (iv) above, as would not have a Company Material Adverse Effect.
Section 3.6   Permits.   Each of the Group Companies has all Permits (the “Material Permits”) that are required to own, lease or operate its properties and assets and to conduct its business as currently conducted, except where the failure to hold the same would not result in a Company Material Adverse Effect. Except as is not and would not reasonably be expected to be material to the Group Companies, taken as a whole, each Material Permit is in full force and effect in accordance with its terms. No written notice of revocation, cancellation or termination of any Material Permit has been received by the Group Companies.
Section 3.7   Material Contracts.
(a)   Section 3.7(a) of the Company Disclosure Schedules sets forth a list of the following Contracts to which any Group Company is, as of the date of this Agreement, a party (each Contract required to be set forth on Section 3.7(a) of the Company Disclosure Schedules, together with each of the Contracts entered into after the date of this Agreement that would be required to be set forth on

Section 3.7(a) of the Company Disclosure Schedules if entered into prior to the execution and delivery of this Agreement, collectively, the “Material Contracts”):
(i)   any Contract relating to Indebtedness of any Group Company or to the placing of a Lien (other than any Permitted Lien) on any material assets or properties of any Group Company;
(ii)   any Contract under which any Group Company is lessee of or holds or operates, in each case, any tangible property (other than real property), owned by any other Person, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;
(iii)   any Contract under which any Group Company is lessor of or permits any third party to hold or operate, in each case, any tangible property (other than real property), owned or controlled by such Group Company, except for any lease or agreement under which the aggregate annual rental payments do not exceed $2,000,000;
(iv)   any (A) joint venture, profit-sharing, partnership, collaboration, co-promotion, commercialization or research or development Contract, in each case, which requires, or would reasonably be expected to require (based on any occurrence, development, activity or event contemplated by such Contract), aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the Contract and (B) any Contract with respect to material Company Licensed Intellectual Property (other than any Contract of the type described in clauses (A) through (C) of Section 3.13(c));
(v)   any Contract that (A) limits or purports to limit, in any material respect, the freedom of any Group Company to engage or compete in any line of business or with any Person or in any area or that would so limit or purport to limit, in any material respect, the operations of HighCape or any of its Affiliates after the Closing, (B) contains any exclusivity, “most favored nation” or similar provisions, obligations or restrictions or (C) contains any other provisions restricting or purporting to restrict the ability of any Group Company to sell, manufacture, develop, commercialize, test or research products, directly or indirectly through third parties, or to solicit any potential employee or customer in any material respect or that would so limit or purports to limit, in any material respect, HighCape or any of its Affiliates after the Closing;
(vi)   any Contract requiring any future capital commitment or capital expenditure (or series of capital expenditures) by any Group Company in an amount in excess of (A) $2,000,000 annually or (B) $5,000,000 over the life of the agreement;
(vii)   any Contract requiring any Group Company to guarantee the Liabilities of any Person (other than the Company or a Subsidiary) or pursuant to which any Person (other than the Company or a Subsidiary) has guaranteed the Liabilities of a Group Company, in each case in excess of $2,000,000;
(viii)   any Contract under which any Group Company has, directly or indirectly, made or agreed to make any loan, advance, or assignment of payment to any Person or made any capital contribution to, or other investment in, any Person;
(ix)   any Contract required to be disclosed on Section 3.19 of the Company Disclosure Schedules;
(x)   any Contract with any Person (A) pursuant to which any Group Company (or HighCape or any of its Affiliates after the Closing) may be required to pay milestones, royalties or other contingent payments based on any research, testing, development, regulatory filings or approval, sale, distribution, commercial manufacture or other similar occurrences, developments, activities or events or (B) under which any Group Company grants to any Person any right of first refusal, right of first negotiation, option to purchase, option to license or any other similar rights with respect to any Company Product or any Intellectual Property;
(xi)   any Contract for the disposition of any portion of the assets or business of any Group Company or for the acquisition by any Group Company of the assets or business of any other Person (other than acquisitions or dispositions made in the ordinary course of business), or under which any Group Company has any continuing obligation with respect to an “earn-out”, contingent purchase price or other contingent or deferred payment obligation;
(xii)   any settlement, conciliation or similar Contract (A) the performance of which would be reasonably likely to involve any payments after the date of this Agreement, (B) with a Governmental Entity or (C) that imposes or is reasonably likely to impose, at any time in the future, any material, non-monetary obligations on any Group Company (or HighCape or any of its Affiliates after the Closing);
(xiii)   any management service, consulting, financial advisory or any other similar type Contract that includes payment obligations by the Company in excess of $250,000, and all Contracts with investment or commercial banks entered into in anticipation of, or in connection with, this Agreement or the transaction contemplated hereby;
(xiv)   any Contract (A) for the employment of any officer, individual employee or other Person on a full-time or consulting basis who cannot be dismissed immediately without notice and without liability or obligation of any kind in excess of $200,000 or (B) requiring the severance payments or payments upon a change-in-control in excess of $200,000;
(xv)   any Contract between any Group Company and any Governmental Entity;
(xvi)   any Material IP Contract; and
(xvii)   any other Contract the performance of which requires either (A) annual payments to or from any Group Company in excess of $2,000,000 or (B) aggregate payments to or from any Group Company in excess of $5,000,000 over the life of the agreement and, in each case, that is not terminable by the applicable Group Company without penalty upon less than thirty (30) days’ prior written notice.
(b)   (i) Each Material Contract is valid and binding on the applicable Group Company and, to the knowledge of the Company, the counterparty thereto, and is in full force and effect and (ii) the applicable Group Company and, to the knowledge of the Company, the counterparties thereto are not in material breach of, or default under, any Material Contract.
Section 3.8   Absence of Changes.   During the period beginning on the Latest Balance Sheet Date and ending on the date of this Agreement, (a) no Company Material Adverse Effect has occurred and (b) except as expressly contemplated by this Agreement, any Ancillary Document or in connection with the transactions contemplated hereby and thereby, (i) the Company has conducted its business in the ordinary course in all material respects and (ii) no Group Company has taken any action that would require the consent of HighCape if taken during the period from the date of this Agreement until the Closing pursuant to Section 5.1(b)(i), Section 5.1(b)(vii), Section 5.1(b)(xi), Section 5.1(b)(xiv), or Section 5.1(b)(xv).
Section 3.9   Litigation.   There is (and since December 31, 2018 there has been) no Proceeding pending or, to the Company’s knowledge, threatened against any Group Company that, if adversely decided or resolved, has been or would reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. Neither the Group Companies nor any of their respective properties or assets is subject to any material Order. There are no material Proceedings by a Group Company pending against any other Person.
Section 3.10   Compliance with Applicable Law.   Each Group Company (a) conducts (and since December 31, 2018 has conducted) its business in accordance with all Laws and Orders applicable to such Group Company and is not in violation of any such Law or Order and (b) has not received any written communications from a Governmental Entity that alleges that such Group Company is not in compliance with any such Law or Order, except in each case of clauses (a) and (b), as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.11   Employee Plans.
(a)   Section 3.11(a) of the Company Disclosure Schedules sets forth a true and complete list of all material Employee Benefit Plans (including, for each such Employee Benefit Plan, its jurisdiction).

With respect to each material Employee Benefit Plan, the Group Companies have provided HighCape with true and complete copies of the material documents pursuant to which the plan is maintained, funded and administered.
(b)   Each Employee Benefit Plan has been established, funded, operated and administered in all material respects in accordance with its terms and in material compliance with all applicable Laws, including ERISA and the Code. No Employee Benefit Plan is subject to Title IV of ERISA. No Group Company maintains, sponsors, contributes to, or has or may have any Liability, and has not within the preceding six years (6) maintained, sponsored, or contributed to or had any liability with respect to or under: (i) a Multiemployer Plan; (ii) a “defined benefit plan” (as defined in Section 3(35) of ERISA, whether or not subject to ERISA) or a plan that is or was subject to Title IV of ERISA or Sections 412 or 430 of the Code; (iii) a “multiple employer plan” within the meaning of Section of 413(c) of the Code or Section 210 of ERISA; or (iv) a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. No Group Company has any material Liabilities to provide any retiree or post-termination health or life insurance or other welfare-type benefits to any Person other than health continuation coverage pursuant to COBRA or similar Law and for which the recipient pays the full cost of coverage. No Group Company has any material Liabilities by reason of at any time being considered a single employer under Section 414 of the Code with any other Person.
(c)   Each Employee Benefit Plan that is intended to be qualified under Section 401(a) of the Code is so qualified and has timely received a favorable determination or opinion or advisory letter from the Internal Revenue Service. None of the Group Companies has incurred (whether or not assessed) any material penalty or Tax under Section 4980H, 4980B, 4980D, 6721 or 6722 of the Code.
(d)   There are no pending or, to the Company’s knowledge, threatened in writing, claims or Proceedings with respect to any Employee Benefit Plan (other than routine claims for benefits). No Employee Benefit Plan is, or has been, the subject of an inquiry, examination, or audit by a Governmental Entity or has engaged in self-correction or a similar program in the last three (3) years. There have been no non-exempt “prohibited transactions” within the meaning of Section 4975 of the Code or Sections 406 or 407 of ERISA and no breaches of fiduciary duty (as determined under ERISA) with respect to any Employee Benefit Plan, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole. With respect to each Employee Benefit Plan, all contributions, distributions, reimbursements and premium payments that are due have been timely made, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
(e)   The execution and delivery of this Agreement and the consummation of the transactions contemplated by this Agreement will not materially (alone or in combination with any other event) (i) result in any payment or benefit becoming due to or result in the forgiveness of any indebtedness of any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies, (ii) increase the amount or value of any compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies or (iii) result in the acceleration of the time of payment or vesting, or trigger any payment or funding of any compensation or benefits to any current or former director, manager, officer, employee, individual independent contractor or other service providers of any of the Group Companies.
(f)   No amount that could be received (whether in cash or property or the vesting of property) by any Person who could be a “disqualified individual” (as defined in Section 280G of the Code) of any of the Group Companies under any Employee Benefit Plan or otherwise as a result of the consummation of the transactions contemplated by this Agreement could, separately or in the aggregate, be nondeductible under Section 280G of the Code or subjected to an excise tax under Section 4999 of the Code.
(g)   The Group Companies have no obligation to make a “gross-up” or similar payment in respect of any taxes that may become payable under Section 4999 or 409A of the Code.
(h)   Each Foreign Benefit Plan that is required to be registered or intended to be tax exempt has been registered (and, where applicable, accepted for registration) and is tax exempt and has been maintained in good standing, to the extent applicable, with each Governmental Entity. No Foreign Benefit Plan is a “defined benefit plan” (as defined in ERISA, whether or not subject to ERISA) or has any material unfunded or underfunded Liabilities. All material contributions required to have been made by or on behalf of the Group Companies with respect to plans or arrangements maintained or sponsored by a Governmental Entity (including severance, termination indemnities or other similar benefits maintained for employees outside of the U.S.) have been timely made or fully accrued.
Section 3.12   Environmental Matters.   Except as would not have a Company Material Adverse Effect:
(a)   None of the Group Companies have received any written notice or communication from any Governmental Entity or any other Person regarding any actual, alleged, or potential violation in any respect of, or a failure to comply in any respect with, any Environmental Laws.
(b)   There is (and since the incorporation of the Company there has been) no Proceeding pending or, to the Company’s knowledge, threatened in writing against any Group Company pursuant to Environmental Laws.
(c)   There has been no manufacture, release, treatment, storage, disposal, arrangement for disposal, transport or handling of, contamination by, or exposure of any Person to, any Hazardous Substances.
The Group Companies have made available to HighCape copies of all material environmental, health and safety reports and documents that are in any Group Company’s possession or control relating to the current or former operations, properties or facilities of the Group Companies.
Section 3.13   Intellectual Property.
(a)   Section 3.13(a) of the Company Disclosure Schedules sets forth a true and complete list of (i) all currently issued or pending Company Registered Intellectual Property, (ii) material proprietary Software owned by any Group Company, (iii) all patent filings that have at least one claim covering the Company’s current design for its protein sequencing product, its manufacture or its use, (iv) Company Licensed Intellectual Property other than Off-the-Shelf Software and (v) material unregistered Marks and Copyrights owned by any Group Company, in each case, as of the date of this Agreement. Section 3.13(a) of the Company Disclosure Schedules lists, for each item of Company Registered Intellectual Property as of the date of this Agreement (A) the record owner of such item, (B) the jurisdictions in which such item has been issued or registered or filed, (C) the issuance, registration or application date, as applicable, for such item and (D) the issuance, registration or application number, as applicable, for such item.
(b)   All necessary fees and filings with respect to any material Company Registered Intellectual Property have been timely submitted to the relevant intellectual property office or Governmental Entity and Internet domain name registrars to maintain such material Company Registered Intellectual Property in full force and effect, including the timely and complete disclosure to the relevant Governmental Entity of all prior art known to be material to the patentability of the material patents in the Company Registered Intellectual Property. No issuance or registration obtained and no application filed by the Group Companies for any Intellectual Property has been cancelled, abandoned, allowed to lapse or not renewed, except where such Group Company has, in its reasonable business judgment, decided to cancel, abandon, allow to lapse or not renew such issuance, registration or application. There are no Proceedings pending, including litigations, interference, re-examination, inter parties review, reissue, opposition, nullity, or cancellation proceedings pending that relate to any of the Company Registered Intellectual Property and, to the Company’s knowledge, no such material Proceedings are threatened by any Governmental Entity or any other Person.
(c)   A Group Company exclusively owns all right, title and interest in and to all Company Owned Intellectual Property, free and clear of all Liens or obligations to others (other than Permitted Liens), and owns or has a valid license to use all other Intellectual Property and IT Systems used in or necessary for the operation of its business, and none of the foregoing will be materially adversely impacted by (nor will require the payment or grant of additional material amounts or material consideration as a result of) the execution, delivery, or performance of this Agreement or any Ancillary Document or the consummation of the Transactions. For all Patents owned by the Group Companies, each inventor on the Patent has assigned its rights to a Group Company. No Group Company has (i) transferred ownership of, or granted any exclusive license with respect to, any material Company Owned Intellectual Property to any other Person or (ii) granted any customer the right to use any material Company Product or service on anything other than a non-exclusive basis. Section 3.13(c) of the Company Disclosure Schedules sets forth a list of all Contracts (including any license agreement, coexistence agreement and agreement with a covenant not to sue) that (A) contains any assignment or license of, or any covenant not to assert or enforce, any material Intellectual Property; (B) pursuant to which any material Intellectual Property is or was developed by, with or for any Group Company; or (C) pursuant to which any of the Group Companies either (1) grants to a third Person a license, immunity, or other right in or to any material Owned Intellectual Property or (2) is granted by a third Person a license, immunity, or other right in or to any Intellectual Property or IT Systems material to the business of any Group Company (each, a “Material IP Contract”), provided, however, that none of the following shall be required to be set forth on Section 3.13(c) of the Company Disclosure Schedules but shall constitute Material IP Contracts if they otherwise qualify: (x) licenses to Off-the-Shelf Software, (y) licenses to Public Software and (z) non-disclosure agreements and licenses granted by employees, individual consultants or individual contractors of any Group Company pursuant to Contracts with employees, individual consultants or individual contractors, in each case, that do not materially differ from the Group Companies’ form therefor that has been made available to HighCape. The applicable Group Company has valid rights under all Contracts for Company Licensed Intellectual Property to use, sell, license and otherwise exploit, as the case may be, all Company Licensed Intellectual Property licensed pursuant to such Contracts as the same is currently used, sold, licensed and otherwise exploited by such Group Company.
(d)   The Company Owned Intellectual Property and the Company Licensed Intellectual Property constitutes all of the Intellectual Property used or held for use by the Group Companies in the operation of their respective businesses, and all Intellectual Property necessary and sufficient to enable the Group Companies to conduct their respective businesses as currently conducted in all material respects. The Company Registered Intellectual Property (and to the knowledge of the Company, the Company Licensed Intellectual Property) is valid, subsisting and enforceable and all of the Group Companies’ rights in and to the Company Registered Intellectual Property, the Company Owned Intellectual Property and the Company Licensed Intellectual Property, are valid and enforceable.
(e)   Each Group Company’s past or current employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property (each such person, a “Creator”) have agreed to maintain and protect the trade secrets and confidential information of all Group Companies. Each Group Company’s employees, consultants, advisors, and independent contractors who independently or jointly contributed to or otherwise participated in the authorship, invention, creation, improvement, modification or development of any material Company Owned Intellectual Property have assigned or have agreed to a present assignment to such Group Company all Intellectual Property Rights authored, invented, created, improved, modified or developed by such person in the course of such Creator’s employment or other engagement with such Group Company.
(f)   Each Group Company has taken all reasonable steps to safeguard and maintain the secrecy of any trade secrets, know-how and other confidential information owned or held by each Group Company. Without limiting the foregoing, each Group Company has not disclosed any trade secrets, know-how or confidential information to any other Person unless such disclosure was under an appropriate written non-disclosure agreement containing appropriate limitations on use, reproduction and disclosure. To the Company’s knowledge, there has been no violation or unauthorized access to or disclosure of any trade secrets, know-how or confidential information of or in the possession each Group Company, or of any written obligations with respect to such.
(g)   None of the Company Owned Intellectual Property and, to the Company’s knowledge, none of the Company Licensed Intellectual Property is subject to any outstanding Order that restricts in any manner the use, sale, transfer, licensing or exploitation thereof by the Group Companies or affects the validity, use or enforceability of any such Company Owned Intellectual Property.

(h)   None of the Group Companies, the conduct of the business of the Group Companies, nor any of the Company Products offered, marketed, licensed, provided, sold, distributed or otherwise exploited by the Group Companies, nor the design, development, manufacturing, reproduction, use, marketing, offer for sale, sale, importation, exportation, distribution, maintenance or other exploitation of any Company Product infringes, constitutes or results from an unauthorized use or misappropriation of or otherwise violates any Intellectual Property Rights of any other Person, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, the conduct of the business of the Group Companies, or any of the Company Products, in each case taken as a whole.
(i)   In the past six (6) years, there is and has been no Proceeding pending (or to the knowledge of the Company, threatened) nor has any Group Company received any written communications (i) alleging that a Group Company has infringed, misappropriated or otherwise violated any Intellectual Property Rights of any other Person, (ii) challenging the validity, enforceability, use or exclusive ownership of any Company Owned Intellectual Property or (iii) inviting any Group Company to take a license under any Patent or consider the applicability of any Patents to any products or services of the Group Companies or to the conduct of the business of the Group Companies.
(j)   To the Company’s knowledge, no Person is infringing, misappropriating, misusing, diluting or violating any Company Owned Intellectual Property in any material respect. In the past six (6) years, no Group Company has made any claim against any Person alleging any infringement, misappropriation or other violation of any Company Owned Intellectual Property in any material respect.
(k)   Each Group Company has obtained, possesses and is in compliance with valid licenses to use all of the Software present on the computers and other Software-enabled electronic devices that it owns or leases or that is otherwise used by such Group Company and/or its employees in connection with the Group Company business, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as whole. No Group Company has disclosed or delivered to any escrow agent or any other Person, other than employees or contractors who are subject to confidentiality obligations, any of the source code that is Company Owned Intellectual Property, and no other Person has the right, contingent or otherwise, to obtain access to or use any such source code. No event has occurred, and no circumstance or condition exists, that (with or without notice or lapse of time or both) will, or would reasonably be expected to, result in the delivery, license or disclosure of any source code that is owned by a Group Company or otherwise constitutes Company Owned Intellectual Property to any Person who is not, as of the date the event occurs or circumstance or condition comes into existence, a current employee or contractor of a Group Company subject to confidentiality obligations with respect thereto.
(l)   Except as set forth in Section 3.13(l) of the Company Disclosure Schedules, no Group Company has accessed, used, modified, linked to, created derivative works from or incorporated into any proprietary Software that constitutes a product or service offered by a Group Company or is otherwise considered Company Owned Intellectual Property and that is distributed outside of the Group Companies, or is otherwise used in a manner that may trigger or subject such Group Company to any obligations set forth in the license for such Public Software, any Public Software, in whole or in part, in each case in a manner that (i) requires any Company Owned Intellectual Property to be licensed, sold, disclosed, distributed, hosted or otherwise made available, including in source code form and/or for the purpose of making derivative works, for any reason, (ii) grants, or requires any Group Company to grant, the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of any Company Owned Intellectual Property, (iii) limits in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of any Company Owned Intellectual Property or (iv) otherwise imposes any limitation, restriction or condition on the right or ability of any Group Company to use, hold for use, license, host, distribute or otherwise dispose of any Company Owned Intellectual Property, other than compliance with notice and attribution requirements that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole (collectively, “Copyleft Terms”).

Section 3.14   Labor Matters.
(a)   Since the incorporation of the Company, (i) each of the Group Companies is and has been in substantial compliance with all applicable Laws regarding labor, employment, immigration, fair employment practices, terms and conditions of employment, workers’ compensation, occupational safety, plant closings, compensation and benefits and wages and hours; (ii) none of the Group Companies (A) has or has had any material Liability for any arrears of wages or other compensation for services (including salaries, wage premiums, commissions, fees or bonuses), or any penalty or other sums for failure to comply with any of the foregoing, and (B) has or has had any material Liability for any payment to any trust or other fund governed by or maintained by or on behalf of any Governmental Entity with respect to unemployment compensation benefits, social security, social insurances or other benefits or obligations for any employees of any Group Company (other than routine payments to be made in the normal course of business and consistent with past practice); and (iii) the Group Companies have withheld all amounts required by applicable Law or by agreement to be withheld from wages, salaries and other payments to employees or independent contractors or other service providers of each Group Company, except as has not and would not reasonably be expected to result in, individually or in the aggregate, material Liability to the Group Companies.
(b)   Since the incorporation of the Company, there has been no “mass layoff” or “plant closing” as defined by WARN related to any Group Company, and the Group Companies have not incurred any material Liability under WARN nor will they incur any Liability under WARN as a result of the transactions contemplated by this Agreement.
(c)   No Group Company is a party to or bound by any collective bargaining agreements or other agreements with any labor organization, labor union, works council or other employee representative or any other Contract with a labor union, labor organization, works council, employee delegate, representative or other employee collective group nor is there any duty on the part of any Group Company to bargain with any labor union, labor organization, works council, employee delegate, representative or other employee collective group. Since December 31, 2018, there has been no actual or, to the Company’s knowledge, threatened unfair labor practice charges, material grievances, arbitrations, strikes, lockouts, work stoppages, slowdowns, picketing, hand billing or other material labor disputes against or affecting any Group Company. To the Company’s knowledge, since December 31, 2018, there have been no labor organizing activities with respect to any employees of any Group Company.
(d)   No employee layoff, facility closure or shutdown (whether voluntary or by Order), reduction-in-force, furlough, temporary layoff, material work schedule change or reduction in hours, or reduction in salary or wages, or other workforce changes affecting employees of the Group Companies has occurred since January 1, 2020 or is currently contemplated, planned or announced, including as a result of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19. The Group Companies have not otherwise experienced any material employment-related liability with respect to or arising out of COVID-19 or any Law, Order, directive, guidelines or recommendations by any Governmental Entity in connection with or in response to COVID-19.
Section 3.15   Insurance.   Section 3.15 of the Company Disclosure Schedules sets forth a list of all material policies of fire, liability, workers’ compensation, property, casualty and other forms of insurance owned or held by any Group Company as of the date of this Agreement. All such policies are in full force and effect, all premiums due and payable thereon have been paid in full, and true and complete copies of all such policies have been made available to HighCape. No claim by any Group Company is pending under any such policies as to which coverage has been denied or disputed, or rights reserved to do so, by the underwriters thereof, except as is not and would not reasonably be expected to be, individually or in the aggregate, material to the Group Companies, taken as a whole.
Section 3.16   Tax Matters.
(a)   Each Group Company has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and each Group Company has paid all material Taxes required to have been paid by it regardless of whether shown on a Tax Return.
(b)   Each Group Company has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c)   No Group Company is currently the subject of a Proceeding with respect to material Taxes. No Group Company has been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed in each case with respect to material Taxes.
(d)   No Group Company has consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to a Group Company which agreement or ruling would be effective after the Closing Date.
(f)   No Group Company is or has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   There are no Liens for material Taxes on any assets of the Group Companies other than Permitted Liens.
(h)   During the past two (2)-year period, no Group Company has been a distributing corporation or a controlled corporation in a transaction purported or intended to be governed by Section 355 of the Code.
(i)   No Group Company (i) has been a member of an affiliated group filing a consolidated federal income Tax Return (other than a group the common parent of which was a Group Company or any of its current Affiliates) or (ii) has any material Liability for the Taxes of any Person (other than a Group Company or any of its current Affiliates) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or non-United States Law), as a transferee or successor or by Contract (other than any Contract the principal purpose of which does not relate to Taxes).
(j)   No Group Company has ever received any written claims from any Tax Authority in a jurisdiction where a Group Company does not file Tax Returns that such Group Company is or may be subject to taxation or to a Tax Return filing requirement by that jurisdiction, which claims have not been resolved or withdrawn.
(k)   No Group Company is a party to any Tax allocation, Tax sharing or Tax indemnity or similar agreements (other than one that is included in a Contract entered into in the ordinary course of business that is not primarily related to Taxes) and no Group Company is a party to any joint venture, partnership or other arrangement that is treated as a partnership for U.S. federal income Tax purposes.
(l)   Each Group Company is tax resident only in its jurisdiction of formation.
(m)   No Group Company has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n)   No Group Company has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Document that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of the Company, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or relate to any act or omission occurring after the date of this Agreement of any HighCape Party or any of their respective Affiliates not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 3.17   Brokers.   Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 3.17 of the Company Disclosure Schedules (which fees shall be the sole responsibility of the Company, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company or any of its Affiliates for which any of the Group Companies has any obligation.
Section 3.18   Real and Personal Property.
(a)   Owned Real Property.   No Group Company owns any real property.
(b)   Leased Real Property.   Section 3.18(b) of the Company Disclosure Schedules sets forth a true and complete list (including street addresses) of all real property leased by any of the Group Companies (the “Leased Real Property”) and all Real Property Leases pursuant to which any Group Company is a tenant or landlord as of the date of this Agreement. True and complete copies of all such Real Property Leases have been made available to HighCape. Each Real Property Lease is in full force and effect and is a valid, legal and binding obligation of the applicable Group Company party thereto, enforceable in accordance with its terms against such Group Company and, to the Company’s knowledge, each other party thereto (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity). There is no material breach or default by any Group Company or, to the Company’s knowledge, any third party under any Real Property Lease, and no event has occurred which (with or without notice or lapse of time or both) would constitute a material breach or default or would permit termination of, or a material modification or acceleration thereof by any party to such Real Property Leases.
(c)   Personal Property.   Each Group Company has good, marketable and indefeasible title to, or a valid leasehold interest in or license or right to use, all of the material assets and properties of the Group Companies reflected in the Financial Statements or thereafter acquired by the Group Companies, except for assets disposed of in the ordinary course of business.
Section 3.19   Transactions with Affiliates.   Section 3.19 of the Company Disclosure Schedules sets forth all Contracts between (a) any Group Company, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder or Affiliate of any Group Company (other than, for the avoidance of doubt, any other Group Company) or any family member of the foregoing Persons, on the other hand (each Person identified in this clause (b), a “Company Related Party”), other than (i) Contracts with respect to a Company Related Party’s employment with (including benefit plans and other ordinary course compensation from) any of the Group Companies entered into in the ordinary course of business, (ii) Contracts with respect to a Company Stockholder’s or a holder of Company Options’ status as a holder of Equity Securities of the Company and (iii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b). No Company Related Party (A) owns any interest in any material asset used in any Group Company’s business, or (B) owes any material amount to, or is owed any material amount by, any Group Company (other than ordinary course accrued compensation, employee benefits, employee or director expense reimbursement or other transactions entered into after the date of this Agreement that are either permitted pursuant to Section 5.1(b) or entered into in accordance with Section 5.1(b)). All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 3.19 are referred to herein as “Company Related Party Transactions”.
Section 3.20   Data Privacy and Security.
(a)   Each Group Company has implemented written policies relating to the Processing of Personal Data as and to the extent required by Privacy and Data Security Requirements. Each Group Company is and has been in compliance in all material respects with all Privacy and Data Security Requirements in all relevant jurisdictions.

(b)   No Group Company has received notice of any pending Proceedings, nor has there been any material Proceedings against any Group Company initiated by (i) any Person; (ii) the United States Federal Trade Commission, any state attorney general or similar state official; or (iii) any other Governmental Entity, in each case, alleging that any Processing of Personal Data by or on behalf of a Group Company is in violation of any applicable Privacy and Data Security Requirements. No Group Company has been notified in writing, or been required by Privacy and Data Security Requirements to notify in writing, any Person or entity of any personal data or information security-related incident.
(c)   Since the incorporation of the Company, (i) there has been no loss, damage, unauthorized access, use, breach of security of any Company IT Systems or disclosure of Personal Data or Company information in the possession, custody or control of any Group Company or otherwise held or processed on its behalf and (ii) there has been no failure, breakdown, continued substandard performance, data loss, outage, unscheduled downtime, unauthorized intrusion, or breach of security or technology security or any related incident affecting any such Company IT Systems that has impacted the integrity or availability of the Company IT Systems or that have caused or could reasonably be expected to result in the substantial disruption of or interruption in or to the use of such Company IT Systems or the conduct and operation of the business of the Group Companies, except, in the case of clauses (i) and (ii), as would not have a Company Material Adverse Effect.
(d)   Each Group Company has implemented, and required that its third party vendors implement, adequate policies and commercially reasonable security (i) regarding the confidentiality, integrity, and availability of personal data, and business proprietary or sensitive information, in its possession, custody, or control, or held or processed on its behalf, and (ii) regarding the integrity and availability of the Company IT Systems.
(e)   Each Group Company owns or has a license to use the Company IT Systems as necessary to operate the business of each Group Company as currently conducted. The Company IT Systems are adequate in all material respects for the operation and conduct of the business of the Group Companies as currently conducted. To the knowledge of the Company, neither the Company IT Systems nor any Software that constitutes Company Owned Intellectual Property contains any viruses, worms, Trojan horses, bugs, faults or other devices, errors, contaminants or effects that (i) materially disrupt or materially adversely affect the functionality of the Company IT Systems, except as disclosed in their documentation or (ii) enable or assist any Person to access without authorization any Company IT Systems. The consummation of the transaction contemplated by this Agreement will not result in any violation of any Privacy and Data Security Requirements.
Section 3.21   Compliance with International Trade & Anti-Corruption Laws.
(a)   Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, since the incorporation of the Company, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i) — (iii) or any country or territory which is or has, since the incorporation of the Company, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).
(b)   Neither the Group Companies nor, to the Company’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 3.22   Information Supplied.   None of the information supplied or to be supplied by or on behalf of the Group Companies expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing HighCape Holders or at the time of the HighCape Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.
Section 3.23   Regulatory Compliance.
(a)   The Group Companies are in material compliance with, and have not violated any Health Care Laws which regulate their operations, activities, or services and/or any Orders pursuant to any Health Care Laws applicable to the Group Companies.
(b)   All products developed, tested, investigated, produced, manufactured, labeled, stored, promoted, marketed, imported, exported, distributed, or sold by or on behalf of the Group Companies have been, and are being, developed, tested, investigated, produced, manufactured, labeled, distributed, stored, promoted, marketed, imported, exported, distributed and sold in compliance with FDA Laws, including those relating to non-clinical research, clinical research, establishment registration, device listing, premarket notification, Quality System Regulation, labeling, advertising, record-keeping, device importation and exportation, adverse event and malfunction reporting and reporting of corrections and removals. All manufacturing operations relating to the Group Companies’ products have been, and are being, conducted in compliance with the Quality Systems Regulation under 21 C.F.R. Part 820 or where applicable, comparable quality management system requirements, including, but not limited to, ISO 13485 (collectively, the “Quality System Regulation”).
(c)   There are no Proceedings pending or threatened in writing by or on behalf of the FDA or any other Governmental Entity that has jurisdiction over the operations of any Group Company. The Group Companies have not received any notice or communication from any Governmental Entity, alleging or asserting noncompliance with any FDA Law, including any warning or untitled letter, notice of violation, notice of inspectional observations, notice of import or export prohibition, detention or refusal, Form FDA-483, or similar letter or notice. The Group Companies are not subject to any administrative, regulatory or enforcement action by any Governmental Entity concerning noncompliance with any FDA Law or any obligation arising under an FDA inspection, warning letter, notice of violation letter or other notice, response or commitment made to or with the FDA or any comparable Governmental Entity.
(d)   Except as set forth on Section 3.23(d) of the Company Disclosure Schedules, no product distributed or sold by or on behalf of the Group Companies has been seized, detained, withdrawn, voluntarily or involuntarily recalled or subject to a suspension of manufacturing, and there are no facts or circumstances reasonably likely to cause (i) a withdrawal, recall, field notification, field correction, safety alert, termination, seizure, denial, detention, or suspension of the manufacturing, marketing or distribution, of any such product, (ii) a change in the labeling of any such product or (iii) a termination, seizure, or suspension of the marketing or distribution (including for commercial, investigational or any other use) of any such product.
(e)   Any studies, tests and preclinical and clinical trials conducted by or on behalf of the Group Companies were and, if ongoing, are being conducted in accordance with experimental protocols, procedures and controls pursuant to applicable Laws, including FDA Laws. The Group Companies have not received any written notices or correspondence from the FDA, other Governmental Entity, or any institutional review board or other ethics committee exercising comparable authority threatening to initiate or require the termination, suspension or material modification of any studies, tests or preclinical or clinical trials conducted by or on behalf of the Group Companies.
(f)   All filings, notifications, reports, and submissions to the FDA and any similar Governmental Entity made by or on behalf of the Group Companies were true, accurate and complete as of the date made, and, to the extent required to be updated, have been updated to be true, accurate and complete as of the date of such update, except where the failure to submit or update any such filing, notification, submission, or report would not have a Company Material Adverse Effect. To the knowledge of the Company, no basis for liability exists with respect to any such filing, notification, submission, or report.

(g)   Neither the Group Companies, any of its officers, employees, nor to the knowledge of the Company, any of its agents or distributors have (i) made any materially false statement on, or material omission from, any notifications, applications, approvals, reports and other submission to any Governmental Entity or in any material legal proceeding; or (ii) committed an act, made a statement, or failed to make a statement that would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities”, as set forth in 56 Fed. Reg. 46191 (September 10, 1991) or for any other Governmental Entity to invoke any similar policy.
(h)   Neither the Group Companies, nor any of its owners, directors, officers, employees, contractors or agents has been (i) debarred by the FDA under 21 U.S.C. § 335a, (ii) convicted of any crime for which debarment is mandated or permitted by 21 U.S.C. § 335a, (iii) excluded from U.S. health care programs pursuant to 42 U.S.C. §1320(a)-7 and related regulations, or (iv) excluded or debarred under any applicable Laws by any Governmental Entity.
Section 3.24   Product Warranties; Product Liability.
(a)   Each product provided by the Group Companies to a purchaser was provided in material conformity with all applicable contractual commitments and all express warranties by which the Group Companies are bound. There are no claims or other Proceedings threatened or that have been submitted or asserted, relating to breach of any guarantee, warranty or indemnity relating to any products designed, sold, manufactured, distributed or delivered by, or services provided by, the Group Companies and, to the Company’s knowledge, there is no reasonable basis for any present or future claim or other Proceeding that would reasonably be expected to give rise to any such liability. To the Company’s knowledge, there is no material design defect, nor any failure to warn, with respect to any products now or previously designed, tested, sold, manufactured, distributed or delivered by, or services now or previously provided by, the Group Companies.
(b)   There are no claims or other Proceedings pending, threatened, or other Proceeding the have been submitted or asserted, alleging that the Group Companies have any Liability (whether in negligence, breach of warranty, strict liability, failure to warn, or otherwise) arising out of or relating to any claimed injury or damage to individuals or property as a result of the claimed ownership, possession or use of any products allegedly designed, tested, sold, manufactured, distributed or delivered by the Group Companies.
Section 3.25   Investigation; No Other Representations.
(a)   The Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the HighCape Parties and (ii) it has been furnished with or given access to such documents and information about the HighCape Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, the Company has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any HighCape Party, any HighCape Non-Party Affiliate or any other Person, either express or implied, and the Company, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 4 and in the Ancillary Documents to which it is or will be a party, none of the HighCape Parties, any HighCape Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 3.26   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.    NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO ANY HIGHCAPE PARTY OR ANY OF THEIR RESPECTIVE REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 3 OR THE ANCILLARY DOCUMENTS, NONE OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND THE COMPANY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF THE GROUP COMPANIES THAT HAVE BEEN MADE AVAILABLE TO ANY HIGHCAPE PARTY OR ANY OF THEIR REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF THE GROUP COMPANIES BY THE MANAGEMENT OF THE COMPANY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY ANY HIGHCAPE PARTY OR ANY HIGHCAPE NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN ARTICLE 3 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY ANY GROUP COMPANY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF THE COMPANY, ANY COMPANY NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY ANY HIGHCAPE PARTY OR ANY HIGHCAPE NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.
ARTICLE 4
REPRESENTATIONS AND WARRANTIES RELATING TO THE HIGHCAPE
PARTIES
(a) Subject to Section 8.8, except as set forth on the HighCape Disclosure Schedules, or (b) except as set forth in any HighCape SEC Reports (excluding any disclosures in any “risk factors” section that do not constitute statements of fact, disclosures in any forward-looking statements disclaimers and other disclosures that are generally cautionary, predictive or forward-looking in nature), each HighCape Party hereby represents and warrants to the Company as follows:
Section 4.1   Organization and Qualification.   Each HighCape Party is a corporation, limited liability company or other applicable business entity duly organized, incorporated or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of organization, incorporation or formation (as applicable).
Section 4.2   Authority.   Each HighCape Party has the requisite corporate, limited liability company or other similar power and authority to execute and deliver this Agreement and each of the Ancillary Documents to which it is or will be a party and to consummate the transactions contemplated hereby and thereby. Subject to the receipt of the HighCape Stockholder Approval and the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, the execution and delivery of this Agreement, the Ancillary Documents to which a HighCape Party is or will be a party and the consummation of the transactions contemplated hereby and thereby have been (or, in the case of any Ancillary Document entered into after the date of this Agreement, will be upon execution thereof) duly authorized by all necessary corporate, limited liability company or other similar action on the part of such HighCape Party. This Agreement has been and each Ancillary Document to which a HighCape Party is or will be a party will be, upon execution thereof, duly and validly executed and delivered by such HighCape Party and constitutes or will constitute, upon execution thereof, as applicable, a valid, legal and binding agreement of such HighCape Party (assuming this Agreement has been and the Ancillary Documents to which such HighCape Party is or will be a party are or will be, upon execution thereof, as applicable, duly authorized, executed and delivered by the other Persons party hereto or thereto, as applicable), enforceable against such HighCape Party in accordance with their terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
Section 4.3   Consents and Requisite Governmental Approvals; No Violations.
(a)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of a HighCape Party with respect to such HighCape Party’s execution, delivery or performance of its obligations under this Agreement or the Ancillary Documents to which it is or will be party or the consummation of the transactions contemplated by this Agreement or by the Ancillary Documents, except for (i) compliance with and filings under the HSR Act, (ii) the filing with the SEC of (A) the Registration Statement / Proxy Statement and the declaration of the effectiveness thereof by the SEC and (B) such reports under Section 13(a), 15(d) or 16 of the Exchange Act as may be required in connection with this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby, (iii) such filings with and approvals of Nasdaq to permit the HighCape Common Stock to be issued in connection with the transactions contemplated by this Agreement and the other Ancillary Documents to be listed on Nasdaq, (iv) filing of the Certificate of Merger, (v) the approvals and consents to be obtained by Merger Sub pursuant to Section 5.9, (vi) the HighCape Stockholder Approval or (vii) any other consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not have a HighCape Material Adverse Effect.
(b)   Neither the execution, delivery or performance by a HighCape Party of this Agreement nor the Ancillary Documents to which a HighCape Party is or will be a party nor the consummation by a HighCape Party of the transactions contemplated hereby or thereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of the Governing Documents of a HighCape Party, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which a HighCape Party is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which any such HighCape Party or any of its properties or assets are bound or (iv) result in the creation of any Lien upon any of the assets or properties (other than any Permitted Liens) of a HighCape Party, except in the case of clauses (ii) through (iv) above, as would not have a HighCape Material Adverse Effect.
Section 4.4   Brokers.   Except for fees (including the amounts due and payable assuming the Closing occurs) set forth on Section 4.4 of the HighCape Disclosure Schedules (which fees shall be the sole responsibility of HighCape, except as otherwise provided in Section 8.6), no broker, finder, investment banker or other Person is entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of HighCape for which HighCape has any obligation.
Section 4.5   Information Supplied.   None of the information supplied or to be supplied by or on behalf of either HighCape Party expressly for inclusion or incorporation by reference prior to the Closing in the Registration Statement / Proxy Statement will, when the Registration Statement / Proxy Statement is declared effective or when the Registration Statement / Proxy Statement is mailed to the Pre-Closing HighCape Holders or at the time of the HighCape Stockholders Meeting, and in the case of any amendment thereto, at the time of such amendment, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading.

Section 4.6   Capitalization of the HighCape Parties.
(a)   Section 4.6(a) of the HighCape Disclosure Schedules sets forth a true and complete statement of the number and class or series (as applicable) of the issued and outstanding HighCape Common Stock and the HighCape Warrants immediately prior to Closing. All outstanding Equity Securities of HighCape (except to the extent such concepts are not applicable under the applicable Law of HighCape’s jurisdiction of organization, incorporation or formation, as applicable, or other applicable Law) have been duly authorized and validly issued and are fully paid and non-assessable. Such Equity Securities (i) were not issued in violation of the Governing Documents of HighCape and (ii) are not subject to any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person (other than transfer restrictions under applicable Securities Laws or under the Governing Documents of HighCape) and were not issued in violation of any preemptive rights, call option, right of first refusal, subscription rights, transfer restrictions or similar rights of any Person. Except for the HighCape Common Stock and HighCape Warrants set forth on Section 4.6(a) of the HighCape Disclosure Schedules, immediately prior to Closing, there shall be no other outstanding Equity Securities of HighCape.
(b)   On the Closing Date and immediately after the Closing and the closings under all of the PIPE Investor Subscription Agreements have occurred, (i) the authorized share capital of HighCape will consist of 1,000,000 shares of preferred stock, par value $0.0001 per share, none of which will be issued and outstanding, and 600,000,000 HighCape Class A Common Stock and 27,000,000 New HighCape Class B Common Stock and (ii) all of the issued and outstanding HighCape Common Stock will (A) be duly authorized, validly issued, fully paid and nonassessable, (B) have been issued in compliance in all material respects with applicable Law and (C) not have been issued in breach or violation of any preemptive rights or Contract to which HighCape is a party or bound.
(c)   Except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed to by the Company and HighCape, there are no outstanding (A) equity appreciation, phantom equity or profit participation rights or (B) options, restricted stock, phantom stock, warrants, purchase rights, subscription rights, conversion rights, exchange rights, calls, puts, rights of first refusal or first offer or other Contracts that could require HighCape, and, except as expressly contemplated by this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby or as otherwise mutually agreed in writing by the Company and HighCape, there is no obligation of HighCape, to issue, sell or otherwise cause to become outstanding or to acquire, repurchase or redeem any Equity Securities or securities convertible into or exchangeable for Equity Securities of HighCape.
(d)   The Equity Securities of Merger Sub outstanding as of the date of this Agreement (i) have been duly authorized and validly issued and are fully paid and nonassessable, (ii) were issued in compliance in all material respects with applicable Law, and (iii) were not issued in breach or violation of any preemptive rights or Contract to which Merger Sub is a party or bound. All of the outstanding Equity Securities of Merger Sub are owned directly by HighCape free and clear of all Liens (other than transfer restrictions under applicable Securities Law). As of the date of this Agreement, HighCape has no Subsidiaries other than Merger Sub and does not own, directly or indirectly, any Equity Securities in any Person other than Merger Sub.
Section 4.7   SEC Filings.   HighCape has timely filed or furnished all statements, forms, reports and documents required to be filed or furnished by it prior to the date of this Agreement with the SEC pursuant to Federal Securities Laws since its initial public offering (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, the “HighCape SEC Reports”), and, as of the Closing, will have filed or furnished all other statements, forms, reports and other documents required to be filed or furnished by it subsequent to the date of this Agreement with the SEC pursuant to Federal Securities Laws through the Closing (collectively, and together with any exhibits and schedules thereto and other information incorporated therein, and as they have been supplemented, modified or amended since the time of filing, but excluding the Registration Statement / Proxy Statement, the “Additional HighCape SEC Reports”). Each of the HighCape SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, complied in all material respects, and each of the Additional HighCape

SEC Reports, as of their respective dates of filing, and as of the date of any amendment or filing that superseded the initial filing, will comply in all material respects, with the applicable requirements of the Federal Securities Laws (including, as applicable, the Sarbanes-Oxley Act and any rules and regulations promulgated thereunder) applicable to the HighCape SEC Reports or the Additional HighCape SEC Reports (for purposes of the Additional HighCape SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of their respective dates of filing, the HighCape SEC Reports did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made or will be made, as applicable, not misleading (for purposes of the Additional SEC Reports, assuming that the representation and warranty set forth in Section 3.22 is true and correct in all respects with respect to all information supplied by or on behalf of Group Companies expressly for inclusion or incorporation by reference therein). As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the HighCape SEC Reports.
Section 4.8   Trust Account.   As of the date of this Agreement, HighCape has an amount in cash in the Trust Account equal to at least $115,002,151. The funds held in the Trust Account are (a) invested solely in United States “government securities” within the meaning of Section 2(a)(16) of the Investment Company Act, having a maturity of 185 days or less or in money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act which invest only in direct U.S. government treasury obligations and (b) held in trust pursuant to that certain Investment Management Trust Agreement, dated as of September 3, 2020 (the “Trust Agreement”), between HighCape and Continental, as trustee (the “Trustee”). There are no separate agreements, side letters or other agreements or understandings (whether written or unwritten, express or implied) that would cause the description of the Trust Agreement in the HighCape SEC Reports to be inaccurate in any material respect or, to HighCape’s knowledge, that would entitle any Person to any portion of the funds in the Trust Account (other than (i) in respect of deferred underwriting commissions or Taxes, (ii) the Pre-Closing HighCape Holders who shall have elected to redeem their HighCape Class A Common Stock pursuant to the Governing Documents of HighCape or (iii) if HighCape fails to complete a business combination within the allotted time period set forth in the Governing Documents of HighCape and liquidates the Trust Account, subject to the terms of the Trust Agreement, HighCape (in limited amounts to permit HighCape to pay the expenses of the Trust Account’s liquidation, dissolution and winding up of HighCape) and then the Pre-Closing HighCape Holders). Prior to the Closing, none of the funds held in the Trust Account are permitted to be released, except in the circumstances described in the Governing Documents of HighCape and the Trust Agreement. HighCape has performed all material obligations required to be performed by it to date under, and is not in material default or delinquent in performance or any other respect (claimed or actual) in connection with the Trust Agreement, and, to the knowledge of HighCape, no event has occurred which, with due notice or lapse of time or both, would constitute such a material default thereunder. As of the date of this Agreement, there are no claims or proceedings pending with respect to the Trust Account. Since September 3, 2020, HighCape has not released any money from the Trust Account (other than interest income earned on the funds held in the Trust Account as permitted by the Trust Agreement). Upon the consummation of the transactions contemplated hereby, including the distribution of assets from the Trust Account (A) in respect of deferred underwriting commissions or Taxes or (B) to the Pre-Closing HighCape Holders who have elected to redeem their HighCape Class A Common Stock pursuant to the Governing Documents of HighCape, each in accordance with the terms of and as set forth in the Trust Agreement, HighCape shall have no further obligation under either the Trust Agreement or the Governing Documents of HighCape to liquidate or distribute any assets held in the Trust Account, and the Trust Agreement shall terminate in accordance with its terms.
Section 4.9   Transactions with Affiliates.   Section 4.9 of the HighCape Disclosure Schedules sets forth all Contracts between (a) HighCape, on the one hand, and (b) any officer, director, employee, partner, member, manager, direct or indirect equityholder (including the Sponsor) or Affiliate of either HighCape or the Sponsor, on the other hand (each Person identified in this clause (b), an “HighCape Related Party”), other than (i) Contracts with respect to a Pre-Closing HighCape Holder’s or a holder of HighCape Warrants’ status as a holder of HighCape Common Stock or HighCape Warrants, as applicable and (ii) Contracts entered into after the date of this Agreement that are either permitted pursuant to Section 5.10 or entered into in accordance with Section 5.10. No HighCape Related Party (A) owns any interest in any material asset used in the business of HighCape, (B) possesses, directly or indirectly, any material financial interest in, or is a director or executive officer of, any Person which is a material client, supplier, customer, lessor or lessee of HighCape or (C) owes any material amount to, or is owed material any amount by, HighCape. All Contracts, arrangements, understandings, interests and other matters that are required to be disclosed pursuant to this Section 4.9 are referred to herein as “HighCape Related Party Transactions”.
Section 4.10   Litigation.   As of the date of this Agreement, there is (and since its organization, incorporation or formation, as applicable, there has been) no Proceeding pending or, to HighCape’s knowledge, threatened against or involving any HighCape Party that, if adversely decided or resolved, would be material to the HighCape Parties, taken as a whole. None of the HighCape Parties nor any of their respective properties or assets is subject to any material Order. As of the date of this Agreement, there are no material Proceedings by any HighCape Party pending against any other Person.
Section 4.11   Compliance with Applicable Law.   Each HighCape Party is (and since its organization, incorporation or formation, as applicable, has been) in compliance with all applicable Laws, except as would not have a HighCape Material Adverse Effect.
Section 4.12   Business Activities.
(a)   Since its incorporation, HighCape has not conducted any business activities other than activities (i) in connection with or incident or related to its incorporation or continuing corporate (or similar) existence, (ii) directed toward the accomplishment of a business combination, including those incident or related to or incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative, ministerial or otherwise immaterial in nature. Except as set forth in HighCape’s Governing Documents, there is no Contract binding upon any HighCape Party or to which any HighCape Party is a party which has or would reasonably be expected to have the effect of prohibiting or materially impairing any business practice of it or its Subsidiaries, any acquisition of property by it or its Subsidiaries or the conduct of business by it or its Subsidiaries (including, in each case, following the Closing).
(b)   Merger Sub was organized solely for the purpose of entering into this Agreement, the Ancillary Documents and consummating the transactions contemplated hereby and thereby and has not engaged in any activities or business, other than those incident or related to or incurred in connection with its organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence or the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby.
Section 4.13   Internal Controls; Listing; Financial Statements.
(a)   Except as is not required in reliance on exemptions from various reporting requirements by virtue of HighCape’s status as an “emerging growth company” within the meaning of the Securities Act, as modified by the JOBS Act, or “smaller reporting company” within the meaning of the Exchange Act, since its initial public offering, (i) HighCape has established and maintained a system of internal controls over financial reporting (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) sufficient to provide reasonable assurance regarding the reliability of HighCape’s financial reporting and the preparation of HighCape’s financial statements for external purposes in accordance with GAAP and (ii) HighCape has established and maintained disclosure controls and procedures (as defined in Rule 13a-15 and Rule 15d-15 under the Exchange Act) designed to ensure that material information relating to HighCape is made known to HighCape’s principal executive officer and principal financial officer by others within HighCape.
(b)   HighCape has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(c)   Since its initial public offering, HighCape has complied in all material respects with all applicable listing and corporate governance rules and regulations of Nasdaq. The classes of securities representing issued and outstanding HighCape Class A Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on Nasdaq. As of the date of this Agreement, there is no Proceeding pending or, to the knowledge of HighCape, threatened against HighCape by Nasdaq or the SEC with respect to any intention by such entity to deregister HighCape Class A Common Stock or prohibit or terminate the listing of HighCape Class A Common Stock on Nasdaq. HighCape has not taken any action that is designed to terminate the registration of HighCape Class A Common Stock under the Exchange Act.
(d)   The HighCape SEC Reports contain true and complete copies of the applicable HighCape Financial Statements. The HighCape Financial Statements (i) fairly present in all material respects the financial position of HighCape as at the respective dates thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (ii) were prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (iii) in the case of the audited HighCape Financial Statements, were audited in accordance with the standards of the PCAOB and (iv) comply in all material respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(e)   HighCape has established and maintains systems of internal accounting controls that are designed to provide, in all material respects, reasonable assurance that (i) all transactions are executed in accordance with management’s authorization and (ii) all transactions are recorded as necessary to permit preparation of proper and accurate financial statements in accordance with GAAP and to maintain accountability for HighCape’s and its Subsidiaries’ assets. HighCape maintains and, for all periods covered by the HighCape Financial Statements, has maintained books and records of HighCape in the ordinary course of business that are accurate and complete and reflect the revenues, expenses, assets and liabilities of HighCape in all material respects.
(f)   Since its incorporation, HighCape has not received any written complaint, allegation, assertion or claim that there is (i) a “significant deficiency” in the internal controls over financial reporting of HighCape, (ii) a “material weakness” in the internal controls over financial reporting of HighCape or (iii) fraud, whether or not material, that involves management or other employees of HighCape who have a significant role in the internal controls over financial reporting of HighCape.
Section 4.14   No Undisclosed Liabilities.   Except for the Liabilities (a) set forth in Section 4.14 of the HighCape Disclosure Schedules, (b) incurred in connection with the negotiation, preparation or execution of this Agreement or any Ancillary Documents, the performance of its covenants or agreements in this Agreement or any Ancillary Document or the consummation of the transactions contemplated hereby or thereby (it being understood and agreed that the expected third parties that are, as of the date hereof, entitled to fees, expenses or other payments in connection with the matters described in this clause (b) shall be set forth on Section 4.14 of the HighCape Disclosure Schedules), (c) that are incurred in connection with or incident or related to a HighCape Party’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, in each case, which are immaterial in nature, (d) that are incurred in connection with activities that are administrative or ministerial, in each case, which are immaterial in nature, (e) that are either permitted pursuant to Section 5.10(d) or incurred in accordance with Section 5.10(d) (for the avoidance of doubt, in each case, with the written consent of the Company) or (f) set forth or disclosed in the HighCape Financial Statements included in the HighCape SEC Reports, none of the HighCape Parties has any Liabilities of the type required to be set forth on a balance sheet in accordance with GAAP.
Section 4.15   Tax Matters.
(a)   HighCape has prepared and filed all material Tax Returns required to have been filed by it, all such Tax Returns are true and complete in all material respects and prepared in compliance in all material respects with all applicable Laws and Orders, and HighCape has paid all material Taxes required to have been paid or deposited by it regardless of whether shown on a Tax Return.
(b)   HighCape has timely withheld and paid to the appropriate Tax Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any employee, individual independent contractor, other service providers, equity interest holder or other third-party.
(c)   HighCape is not currently the subject of a Proceeding with respect to material taxes. HighCape has not been informed in writing of the commencement or anticipated commencement of any Proceeding that has not been resolved or completed, in each case with respect to material Taxes.
(d)   HighCape has not consented to extend or waive the time in which any material Tax may be assessed or collected by any Tax Authority, other than any such extensions or waivers that are no longer in effect or that were extensions of time to file Tax Returns obtained in the ordinary course of business, in each case with respect to material Taxes.
(e)   No “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), private letter rulings, technical advice memoranda or similar agreements or rulings have been entered into or issued by any Tax Authority with respect to any HighCape Party which agreement or ruling would be effective after the Closing Date.
(f)   None of the HighCape Parties is and none of the HighCape Parties has been a party to any “listed transaction” as defined in Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law).
(g)   Each HighCape Party is tax resident only in its jurisdiction of organization, incorporation or formation, as applicable.
(h)   None of the HighCape Parties has taken or agreed to take any action not contemplated by this Agreement and/or any Ancillary Documents that could reasonably be expected to prevent the Merger from qualifying for the Intended Tax Treatment. To the knowledge of HighCape, no facts or circumstances exist, other than any facts or circumstances to the extent that such facts or circumstances exist or arise as a result of or relate to any act or omission occurring after the date of this Agreement by a Group Company or a Company Stockholder or any of their respective Affiliates in each case not contemplated by this Agreement and/or any of the Ancillary Documents, that could reasonably be expected to prevent the Merger (or, if applicable, the Alternative Transaction Structure) from qualifying for the Intended Tax Treatment.
Section 4.16   Investigation; No Other Representations.
(a)   Each HighCape Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects, of the Group Companies and (ii) it has been furnished with or given access to such documents and information about the Group Companies and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby.
(b)   In entering into this Agreement and the Ancillary Documents to which it is or will be a party, each HighCape Party has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party and no other representations or warranties of the Company, any Company Non-Party Affiliate or any other Person, either express or implied, and each HighCape Party, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in Article 3 and in the Ancillary Documents to which it is or will be a party, none of the Company, any Company Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents or the transactions contemplated hereby or thereby.

Section 4.17   Compliance with International Trade & Anti-Corruption Laws.
(a)   Since HighCape’s incorporation, neither HighCape nor, to HighCape’s knowledge, any of their Representatives, or any other Persons acting for or on behalf of any of the foregoing, is or has been, (i) a Person named on any Sanctions and Export Control Laws-related list of designated Persons maintained by a Governmental Entity; (ii) located, organized or resident in a country or territory which is itself the subject of or target of any Sanctions and Export Control Laws; (iii) an entity owned, directly or indirectly, by one or more Persons described in clause (i) or (ii); or (iv) otherwise engaging in dealings with or for the benefit of any Person described in clauses (i)  — (iii) or any country or territory which is or has, since HighCape’s incorporation, been the subject of or target of any Sanctions and Export Control Laws (at the time of this Agreement, the Crimea region of Ukraine, Cuba, Iran, North Korea, Venezuela, Sudan and Syria).
(b)   Since HighCape’s incorporation, neither HighCape nor, to HighCape’s knowledge, any of its Representatives, or any other Persons acting for or on behalf of any of the foregoing has (i) made, offered, promised, paid or received any unlawful bribes, kickbacks or other similar payments to or from any Person, (ii) made or paid any contributions, directly or indirectly, to a domestic or foreign political party or candidate or (iii) otherwise made, offered, received, authorized, promised or paid any improper payment under any Anti-Corruption Laws.
Section 4.18   EXCLUSIVITY OF REPRESENTATIONS AND WARRANTIES.    NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OF ANY DOCUMENTATION OR OTHER INFORMATION (INCLUDING ANY FINANCIAL PROJECTIONS OR OTHER SUPPLEMENTAL DATA), EXCEPT AS OTHERWISE EXPRESSLY SET FORTH IN THIS ARTICLE 4 AND THE ANCILLARY DOCUMENTS, NONE OF THE HIGHCAPE PARTIES, ANY HIGHCAPE NON-PARTY AFFILIATE OR ANY OTHER PERSON MAKES, AND EACH HIGHCAPE PARTY EXPRESSLY DISCLAIMS, ANY REPRESENTATIONS OR WARRANTIES OF ANY KIND OR NATURE, EXPRESS OR IMPLIED, IN CONNECTION WITH THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY, INCLUDING AS TO THE MATERIALS RELATING TO THE BUSINESS AND AFFAIRS OR HOLDINGS OF ANY HIGHCAPE PARTY THAT HAVE BEEN MADE AVAILABLE TO THE COMPANY OR ANY OF ITS REPRESENTATIVES OR IN ANY PRESENTATION OF THE BUSINESS AND AFFAIRS OF ANY HIGHCAPE PARTY BY OR ON BEHALF OF THE MANAGEMENT OF SUCH HIGHCAPE PARTY OR OTHERS IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR BY THE ANCILLARY DOCUMENTS, AND NO STATEMENT CONTAINED IN ANY OF SUCH MATERIALS OR MADE IN ANY SUCH PRESENTATION SHALL BE DEEMED A REPRESENTATION OR WARRANTY HEREUNDER OR OTHERWISE OR DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING AND PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE 4 OR THE ANCILLARY DOCUMENTS, IT IS UNDERSTOOD THAT ANY COST ESTIMATES, PROJECTIONS OR OTHER PREDICTIONS, ANY DATA, ANY FINANCIAL INFORMATION OR ANY MEMORANDA OR OFFERING MATERIALS OR PRESENTATIONS, INCLUDING, BUT NOT LIMITED TO, ANY OFFERING MEMORANDUM OR SIMILAR MATERIALS MADE AVAILABLE BY OR ON BEHALF OF ANY HIGHCAPE PARTY ARE NOT AND SHALL NOT BE DEEMED TO BE OR TO INCLUDE REPRESENTATIONS OR WARRANTIES OF ANY HIGHCAPE PARTY, ANY HIGHCAPE NON-PARTY AFFILIATE OR ANY OTHER PERSON, AND ARE NOT AND SHALL NOT BE DEEMED TO BE RELIED UPON BY THE COMPANY OR ANY COMPANY NON-PARTY AFFILIATE IN EXECUTING, DELIVERING OR PERFORMING THIS AGREEMENT, THE ANCILLARY DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY.

ARTICLE 5
COVENANTS
Section 5.1   Conduct of Business of the Company.
(a)   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(a) of the Company Disclosure Schedules, or as consented to in writing by HighCape (it being agreed that any request for a consent shall not be unreasonably withheld, conditioned or delayed), (i) operate the business of the Group Companies in the ordinary course in all material respects and (ii) use commercially reasonable efforts to maintain and preserve intact in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole.
(b)   Without limiting the generality of the foregoing, from and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall, and the Company shall cause its Subsidiaries to, except as expressly contemplated by this Agreement or any Ancillary Document, as required by applicable Law, as set forth on Section 5.1(b) of the Company Disclosure Schedules or as consented to in writing by HighCape (such consent, other than in the case of Section 5.1(b)(i), Section 5.1(b)(ii)(A), Section 5.1(b)(iv), Section 5.1(b)(xi), Section 5.1(b)(xiii), Section 5.1(b)(xiv), Section 5.1(b)(xv) or Section 5.1(b)(xvi) (to the extent related to any of the foregoing), not to be unreasonably withheld, conditioned or delayed), not do any of the following:
(i)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of any Group Company or repurchase any outstanding Equity Securities of any Group Company, other than dividends or distributions, declared, set aside or paid by any of the Company’s Subsidiaries to the Company or any Subsidiary that is, directly or indirectly, wholly owned by the Company;
(ii)   (A) merge, consolidate, combine or amalgamate any Group Company with any Person or (B) purchase or otherwise acquire (whether by merging or consolidating with, purchasing any Equity Security in or a substantial portion of the assets of, or by any other manner) any corporation, partnership, association or other business entity or organization or division thereof;
(iii)   adopt any amendments, supplements, restatements or modifications to any Group Company’s Governing Documents or the Company Stockholders Agreements;
(iv)   transfer, issue, sell, grant, pledge or otherwise directly or indirectly dispose of, or subject to a Lien, (A) any Equity Securities of any Group Company or (B) other than as allowed in Section 5.1(b)(vii), any options, warrants, rights of conversion or other rights, agreements, arrangements or commitments obligating any Group Company to issue, deliver or sell any Equity Securities of any Group Company, other than the issuance of shares of the applicable class of capital stock of the Company upon the exercise or conversion of any Company Options outstanding on the date of this Agreement in accordance with the terms of the Company Equity Plan and the underlying grant, award or similar agreement;
(v)   incur, create or assume any Indebtedness, other than ordinary course trade payables;
(vi)   make any loans, advances or capital contributions to, or guarantees for the benefit of, or any investments in, any Person, other than (A) intercompany loans or capital contributions between the Company and any of its wholly owned Subsidiaries and (B) the reimbursement of expenses of employees in the ordinary course of business;
(vii)   except (w) as required under the terms of any Employee Benefit Plan of any Group Company that is in effect as of the date hereof and that is set forth on the Section 3.11(a) of the Company Disclosure Schedules, (x) in the ordinary course of business consistent with past practice or as otherwise required by Law and (y) as to the granting of Company Options and Company

RSUs with respect to authorized but unallocated shares that remain available for grant under the Company Equity Plan as of the date hereof or become available for grant as a result of Company Option forfeitures or the addition of shares to the Company Equity Plan after the date hereof as disclosed on Schedule 5.1(b)(vii) (the “Allowed Awards”) and (z) as to the granting of certain management cash and equity incentives as disclosed on Section 3.2(f) of the Company Disclosure Schedules, (A) amend, modify, adopt, enter into or terminate any material Employee Benefit Plan of any Group Company or any material benefit or compensation plan, policy, program or Contract that would be an Employee Benefit Plan if in effect as of the date of this Agreement other than in the ordinary course of business consistent with past practice, (B) materially increase the compensation or benefits payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, (C) take any action to accelerate any payment, right to payment, or benefit, or the funding of any payment, right to payment or benefit, payable or to become payable to any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company, or (D) waive or release any noncompetition, non-solicitation, no-hire, nondisclosure or other restrictive covenant obligation of any current or former director, manager, officer, employee, individual independent contractor or other service provider of any Group Company;
(viii)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;
(ix)   take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;
(x)   enter into any settlement, conciliation or similar Contract (other than in connection with repayment of, or making arrangements regarding forgiveness of or escrow of amounts that may be owned pursuant to, loans extended to the Company under the Payment Protection Plan of the Small Business Administration in amounts not to exceed $1,749,285 plus the interest accrued thereon in accordance with the terms of such loans) the performance of which would involve the payment by the Group Companies in excess of $2,000,000, in the aggregate, or that imposes, or by its terms will impose at any point in the future, any material, non-monetary obligations on any Group Company (or HighCape or any of its Affiliates after the Closing);
(xi)   authorize, recommend, propose or announce an intention to adopt, or otherwise effect, a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or similar transaction involving any Group Company;
(xii)   change any Group Company’s methods of accounting in any material respect, other than changes that are made in accordance with PCAOB standards;
(xiii)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement;
(xiv)   make any Transaction Payment that is not set forth on Section 3.2(f) of the Company Disclosure Schedules;
(xv)   other than as allowed in Section 5.1(b)(vii), (A) amend, modify or terminate any Material Contract of the type described in Section 3.7(a)(ix) (excluding, for the avoidance of doubt, any expiration or automatic extension or renewal of any such Material Contract pursuant to its terms), (B) waive any material benefit or right under any Material Contract of the type described in Section 3.7(a)(ix) or (C) enter into any Contract that would constitute a Material Contract of the type described in Section 3.7(a)(ix);
(xvi)   (i) transfer, sell, assign, license, sublicense, covenant not to assert, subject to a Lien (other than a Permitted Lien), abandon, allow to lapse, fail to maintain, or dispose of, any right,

title or interest of the Company in or to any Intellectual Property material to any of the businesses of the Group Companies (other than non-exclusive licenses of Intellectual Property granted by any Group Company to its Affiliates in the ordinary course of business consistent with past practice); (ii) extend, amend, waive, cancel or modify any material rights in or to any Company Licensed Intellectual Property material to any business of the Group Companies; (iii) fail to prosecute the Patent applications owned by any Group Company other than applications that are immaterial or that such Group Company, in the exercise of its good faith business judgment, has determined to abandon; (iv) disclose, divulge, furnish to or make accessible to any third party who is not subject to an enforceable written agreement or statutory obligation to maintain the confidentiality thereof any trade secrets or confidential information of the Group Companies; or (v) subject any proprietary Software owned by any Group Company to Copyleft Terms; or
(xvii)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.1.
Notwithstanding anything in this Section 5.1 or this Agreement to the contrary, (a) nothing set forth in this Agreement shall give HighCape, directly or indirectly, the right to control or direct the operations of the Group Companies prior to the Closing, (b) any action taken, or omitted to be taken, by any Group Company to the extent such act or omission is reasonably determined by the Company, based on the advice of outside legal counsel, to be necessary to comply with any Law, Order, directive, pronouncement or guideline issued by a Governmental Entity providing for business closures, “sheltering-in-place” or other restrictions that relates to, or arises out of, COVID-19 shall in no event be deemed to constitute a breach of Section 5.1 and (c) any action taken, or omitted to be taken, by any Group Company to the extent that the board of directors of the Company reasonably determines that such act or omission is necessary in response to COVID-19 to maintain and preserve in all material respects the business organization, assets, properties and material business relations of the Group Companies, taken as a whole, shall not be deemed to constitute a breach of Section 5.1; provided, however, (i) in the case of each of clause (b) and (c), the Company shall give HighCape prior written notice of any such act or omission to the extent reasonably practicable, which notice shall describe in reasonable detail the act or omission and the reason(s) that such act or omission is being taken, or omitted to be taken, pursuant to clause (b) or (c) and, in the event that it is not reasonably practicable for the Company to give the prior written notice described in this clause (i), the Company shall instead give such written notice to HighCape promptly after such act or omission and (ii) in no event shall clause (b) or (c) be applicable to any act or omission of the type described in Section 5.1(b)(i), Section 5.1(b)(ii), Section 5.1(b)(iii), Section 5.1(b)(iv), Section 5.1(b)(vii), Section 5.1(b)(xi), Section 5.1(b)(xiii), Section 5.1(b)(xiv), Section 5.1(b)(xv) or Section 5.1(b)(xvi) (to the extent related to any of the foregoing).
Section 5.2   Efforts to Consummate; Litigation.
(a)   Subject to the terms and conditions herein provided, each of the Parties shall use reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things reasonably necessary or advisable to consummate and make effective as promptly as reasonably practicable the transactions contemplated by this Agreement (including (i) the satisfaction, but not waiver, of the closing conditions set forth in Article 6 and, in the case of any Ancillary Document to which such Party will be a party after the date of this Agreement, to execute and delivery such Ancillary Document when required pursuant to this Agreement, (ii) using reasonable best efforts to obtain the PIPE Financing on the terms and subject to the conditions set forth in the PIPE Investor Subscription Agreements and (iii) the Company taking, or causing to be taken, all actions necessary or advisable to cause the agreements set forth on Section 5.2(a) of the Company Disclosure Schedules to be terminated effective as of the Closing without any further obligations or liabilities to the Company or any of its Affiliates (including the other Group Companies and, from and after the Effective Time, HighCape)). Without limiting the generality of the foregoing, each of the Parties shall use reasonable best efforts to obtain, file with or deliver to, as applicable, any Consents of any Governmental Entities or other Persons necessary, proper or advisable to consummate the transactions contemplated by this Agreement or the Ancillary Documents. The Company shall bear the costs incurred in connection with obtaining such Consents; provided, however, that each Party shall pay fifty percent (50%) of the HSR Act filing fee; provided, further, that each Party shall bear its out-of-pocket costs and expenses in connection with the preparation of any such Consents. Each Party shall (i) make any appropriate filings pursuant to the HSR Act with respect to the transactions contemplated by this Agreement promptly (and in any event within five (5) Business Days) following the date of this Agreement and (ii) respond as promptly as reasonably practicable to any requests by any Governmental Entity for additional information and documentary material that may be requested pursuant to the HSR Act. HighCape shall promptly inform the Company of any communication between any HighCape Party, on the one hand, and any Governmental Entity, on the other hand, and the Company shall promptly inform HighCape of any communication between the Company, on the one hand, and any Governmental Entity, on the other hand, in either case, regarding any of the transactions contemplated by this Agreement or any Ancillary Document. Without limiting the foregoing, (a) the Parties agree to request early termination of the applicable waiting period under the HSR Act, and (b) each Party and their respective Affiliates shall not extend any waiting period, review period or comparable period under the HSR Act or enter into any agreement with any Governmental Entity not to consummate the transactions contemplated hereby or by the Ancillary Documents, except with the prior written consent of HighCape and the Company. Nothing in this Section 5.2 obligates any Party or any of its Affiliates to agree to (i) sell, license or otherwise dispose of, or hold separate and agree to sell, license or otherwise dispose of, any entities, assets or facilities of any Group Company or any entity, facility or asset of such Party or any of its Affiliates, (ii) terminate, amend or assign existing relationships and contractual rights or obligations, (iii) amend, assign or terminate existing licenses or other agreements, or (iv) enter into new licenses or other agreements. No Party shall agree to any of the foregoing measures with respect to any other Party or any of its Affiliates, except with HighCape’s and the Company’s prior written consent.
(b)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the HighCape Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any HighCape Party) or HighCape (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to any Governmental Entity relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any HighCape Party, the Company, or, in the case of the Company, HighCape in advance and, to the extent not prohibited by such Governmental Entity, gives, in the case of any HighCape Party, the Company, or, in the case of the Company, HighCape, the opportunity to attend and participate in such meeting or discussion.
(c)   Notwithstanding anything to the contrary in the Agreement, in the event that this Section 5.2 conflicts with any other covenant or agreement in this Article 5 that is intended to specifically address any subject matter, then such other covenant or agreement shall govern and control solely to the extent of such conflict.
(d)   From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, HighCape, on the one hand, and the Company, on the other hand, shall each notify the other in writing promptly after learning of any shareholder demands or other shareholder Proceedings (including derivative claims) relating to this Agreement, any Ancillary Document or any matters relating thereto (collectively, the “Transaction Litigation”) commenced against, in the case of HighCape, any of the HighCape Parties or any of their respective Representatives (in their capacity as a representative of a HighCape Party) or, in the case of the Company, any Group Company or any of their respective Representatives (in their capacity as a representative of any Group Company). HighCape and the Company shall each (i) keep the other reasonably informed regarding any Transaction Litigation, (ii) give the other the opportunity to, at its own cost and expense, participate in the defense, settlement and compromise of any such Transaction Litigation and reasonably cooperate with the other in connection with the defense, settlement and compromise of any such Transaction Litigation, (iii) consider in good faith the other’s advice with respect to any such Transaction Litigation and (iv) reasonably cooperate with each other. Notwithstanding the foregoing, the Company shall, subject to and without limiting the covenants and agreements, and the rights of HighCape, set forth in the immediately preceding sentence, control the negotiation, defense and settlement of any such Transaction Litigation; provided, however, that in no event shall the Company, any other Group

Company or any of their respective Representatives settle or compromise any Transaction Litigation without the prior written consent of HighCape (not to be unreasonably withheld, conditioned or delayed, provided that it shall be deemed to be reasonable for HighCape to withhold, condition or delay its consent if any such settlement or compromise (A) does not provide for a legally binding, full, unconditional and irrevocable release of each HighCape Party and Representative that is the subject of such Transaction Litigation, (B) provides for (x) the payment of cash any portion of which is payable by any HighCape Party or Representative thereof or would otherwise constitute a HighCape Liability or (y) any non-monetary, injunctive, equitable or similar relief against any HighCape Party or (C) contains an admission of wrongdoing or Liability by a HighCape Party or any of its Representatives). Without limiting the generality of the foregoing, in no event shall HighCape, any of the HighCape Parties or any of their respective Representatives settle or compromise any Transaction Litigation without the Company’s prior written consent.
Section 5.3   Confidentiality and Access to Information.
(a)   The Parties hereby acknowledge and agree that the information being provided in connection with this Agreement and the consummation of the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement, the terms of which are incorporated herein by reference. Notwithstanding the foregoing or anything to the contrary in this Agreement, in the event that this Section 5.3(a) or the Confidentiality Agreement conflicts with any other covenant or agreement contained herein or any Ancillary Document that contemplates the disclosure, use or provision of information or otherwise, then such other covenant or agreement contained herein shall govern and control to the extent of such conflict.
(b)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, the Company shall provide, or cause to be provided, to HighCape and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the Group Companies (in a manner so as to not interfere with the normal business operations of the Group Companies). Notwithstanding the foregoing, none of the Group Companies shall be required to provide to HighCape or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any Group Company is subject, including any Privacy Law, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any Group Company with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any Group Company under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), the Company shall, and shall cause the other Group Companies to, use commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if any Group Company, on the one hand, and any HighCape Party, any HighCape Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that the Company shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
(c)   From and after the date of this Agreement until the earlier of the Closing Date or the termination of this Agreement in accordance with its terms, upon reasonable advance written notice, HighCape shall provide, or cause to be provided, to the Company and its Representatives during normal business hours reasonable access to the directors, officers, books and records of the HighCape Parties (in a manner so as to not interfere with the normal business operations of the HighCape Parties). Notwithstanding the foregoing, HighCape shall not be required to provide, or cause to be provided to, the Company or any of its Representatives any information (i) if and to the extent doing so would (A) violate any Law to which any HighCape Party is subject, (B) result in the disclosure of any trade secrets of third parties in breach of any Contract with such third party, (C) violate any legally-binding obligation of any HighCape Party with respect to confidentiality, non-disclosure or privacy or (D) jeopardize protections afforded to any HighCape Party under the attorney-client privilege or the attorney work product doctrine (provided that, in case of each of clauses (A) through (D), HighCape shall use, and shall cause the other HighCape Parties to use, commercially reasonable efforts to (x) provide such access as can be provided (or otherwise convey such information regarding the applicable matter as can be conveyed) without violating such privilege, doctrine, Contract, obligation or Law and (y) provide such information in a manner without violating such privilege, doctrine, Contract, obligation or Law), or (ii) if a HighCape Party, on the one hand, and any Group Company, any Company Non-Party Affiliate or any of their respective Representatives, on the other hand, are adverse parties in a litigation and such information is reasonably pertinent thereto; provided that HighCape shall, in the case of clause (i) or (ii), provide prompt written notice of the withholding of access or information on any such basis.
Section 5.4   Public Announcements.
(a)   Subject to Section 5.4(b), Section 5.7 and Section 5.8, none of the Parties or any of their respective Representatives shall issue any press releases or make any public announcements with respect to this Agreement or the transactions contemplated hereby without the prior written consent of, prior to the Closing, the Company and HighCape or, after the Closing, HighCape; provided, however, that each Party may make any such announcement or other communication (i) if such announcement or other communication is required by applicable Law, in which case (A) prior to the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with the Company, if the disclosing party is any HighCape Party, or HighCape, if the disclosing party is the Company, to review such announcement or communication and the opportunity to comment thereon and the disclosing Party shall consider such comments in good faith, or (B) after the Closing, the disclosing Party and its Representatives shall use reasonable best efforts to consult with HighCape and the disclosing Party shall consider such comments in good faith, (ii) to the extent such announcements or other communications contain only information previously disclosed in a public statement, press release or other communication previously approved in accordance with this Section 5.4 and (iii) to Governmental Entities in connection with any Consents required to be made under this Agreement, the Ancillary Documents or in connection with the transactions contemplated hereby or thereby.
(b)   The initial press release concerning this Agreement and the transactions contemplated hereby shall be a joint press release in the form agreed by the Company and HighCape prior to the execution of this Agreement and such initial press release (the “Signing Press Release”) shall be released as promptly as reasonably practicable after the execution of this Agreement on the day thereof. Promptly after the execution of this Agreement, HighCape shall file a current report on Form 8-K (the “Signing Filing”) with the Signing Press Release and a description of this Agreement as required by, and in compliance with, the Securities Laws, which the Company shall have the opportunity to review and comment upon prior to filing and HighCape shall consider such comments in good faith. The Company, on the one hand, and HighCape, on the other hand, shall mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or HighCape, as applicable) a press release announcing the consummation of the transactions contemplated by this Agreement (the “Closing Press Release”) prior to the Closing, and, on the Closing Date, the Parties shall cause the Closing Press Release to be released. Promptly after the Closing (but in any event within four (4) Business Days after the Closing), HighCape shall file a current report on Form 8-K (the “Closing Filing”) with the Closing Press Release and a description of the Closing as required by Securities Laws. In connection with the preparation of each of the Signing Press Release, the Signing Filing, the Closing Press Release and the Closing Filing, each Party shall, upon written request by any other Party, furnish such other Party with all information concerning itself, its directors, officers and equityholders, and such other matters as may be reasonably necessary for such press release or filing.
Section 5.5   Tax Matters.
(a)   Tax Treatment.
(i)   The Parties intend that the Transactions shall be treated as a transaction that qualifies under Section 351(a) of the Code or that the Merger shall be treated as a transaction that qualifies as a “reorganization” within the meaning of Section 368(a) of the Code, and each Party shall, and shall cause its respective Affiliates to, use reasonable best efforts to so qualify. The Parties shall file all Tax Returns consistent with, and take no position inconsistent with (whether in audits, Tax Returns or otherwise), the treatment described in this Section 5.5(a)(i) unless required to do so pursuant to a “determination” that is final within the meaning of Section 1313(a) of the Code. Each of the Parties agrees to use reasonable best efforts to promptly notify all other Parties of any challenge to the Intended Tax Treatment by any Governmental Entity. Notwithstanding anything to the contrary herein, if, after the date hereof but prior to the time at which the Required HighCape Stockholder Approval has been obtained HighCape and the Company mutually determine in good faith that the Transactions are not expected to qualify as a transaction under Section 351(a) of the Code and that the Merger is not reasonably expected to qualify as a “reorganization” within the meaning of Section 368(a) of the Code, the Parties shall use commercially reasonable efforts to restructure the transactions contemplated hereby (such restructured transactions, the “Alternative Transaction Structure”) in a manner that is reasonably expected to cause the Alternative Transaction Structure to so qualify, including by adding a second merger to take place immediately after the Merger whereby the surviving company in the Merger would merge with and into a new limited liability company that is a wholly-owned Subsidiary of HighCape (“Newco”), with Newco being the surviving company in such merger.
(ii)   HighCape and the Company hereby adopt this Agreement as a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). From the date hereof through the Closing, and following the Closing, the Parties shall not, and shall not permit or cause their respective Affiliates to, take any action, or knowingly fail to take any action, which action or failure to act prevents or impedes, or would reasonably be expected to prevent or impede the Merger qualifying for the Intended Tax Treatment.
(iii)   If, in connection with the preparation and filing of the Registration Statement / Proxy Statement, the SEC requests or requires that tax opinions be prepared and submitted in such connection, HighCape and the Company shall deliver to White & Case LLP and Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., respectively, customary Tax representation letters satisfactory to each counsel (the “Tax Letters”), dated and executed as of the date the Registration Statement / Proxy Statement shall have been declared effective by the SEC and such other date(s) as determined reasonably necessary by such counsel in connection with the preparation and filing of the Registration Statement / Proxy Statement, and, if required, Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. shall furnish an opinion, subject to customary assumptions and limitations and receipt of the Tax Letters, to the effect that the Intended Tax Treatment should apply to the Merger.
(b)   Tax Matters Cooperation. Each of the Parties shall (and shall cause their respective Affiliates to) cooperate fully, as and to the extent reasonably requested by another Party, in connection with the filing of relevant Tax Returns, and any audit or tax proceeding.
(c)   Transfer Taxes. The Surviving Company shall be responsible for any sales, use, real property transfer, stamp or other similar transfer Taxes imposed in connection with the Merger or the other transactions contemplated by this Agreement.
Section 5.6   Exclusive Dealing.
(a)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the Company shall not, and shall cause the other Group Companies and its and their respective Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a Company Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a Company Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a Company Acquisition Proposal; (iv) prepare or take any steps in connection with a public offering of any Equity Securities of any Group Company (or any Affiliate or successor of any Group Company); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. The Company agrees to (A) notify HighCape promptly upon receipt of any Company Acquisition Proposal by any Group Company, and to describe the material terms and conditions of any such Company Acquisition Proposal in reasonable detail (including the identity of the Persons making such Company Acquisition Proposal) and (B) keep HighCape reasonably informed on a current basis of any modifications to such offer or information.
(b)   From the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, the HighCape Parties shall not, and each of them shall cause their Representatives not to, directly or indirectly: (i) solicit, initiate, encourage (including by means of furnishing or disclosing information), facilitate, discuss or negotiate, directly or indirectly, any inquiry, proposal or offer (written or oral) with respect to a HighCape Acquisition Proposal; (ii) furnish or disclose any non-public information to any Person in connection with, or that could reasonably be expected to lead to, a HighCape Acquisition Proposal; (iii) enter into any Contract or other arrangement or understanding regarding a HighCape Acquisition Proposal; (iv) prepare or take any steps in connection with an offering of any securities of any HighCape Party (or any Affiliate or successor of any HighCape Party); or (v) otherwise cooperate in any way with, or assist or participate in, or knowingly facilitate or encourage any effort or attempt by any Person to do or seek to do any of the foregoing. HighCape agrees to (A) notify the Company promptly upon receipt of any HighCape Acquisition Proposal by any HighCape Party, and to describe the material terms and conditions of any such Acquisition Proposal in reasonable detail (including the identity of any person or entity making such HighCape Acquisition Proposal) and (B) keep the Company reasonably informed on a current basis of any modifications to such offer or information.
Section 5.7   Preparation of Registration Statement / Proxy Statement.   Promptly following the date of this Agreement, HighCape and the Company shall prepare and mutually agree upon (such agreement not to be unreasonably withheld, conditioned or delayed by either HighCape or the Company, as applicable), and HighCape shall file with the SEC, the Registration Statement / Proxy Statement (it being understood that the Registration Statement / Proxy Statement shall include a proxy statement of HighCape which will be included therein and which will be used for the HighCape Stockholders Meeting to adopt and approve the Transaction Proposals and other matters reasonably related to the Transaction Proposals, all in accordance with and as required by HighCape’s Governing Documents, applicable Law, and any applicable rules and regulations of the SEC and the Nasdaq). Each of HighCape and the Company shall use its reasonable best efforts to (a) cause the Registration Statement / Proxy Statement to comply in all material respects with the applicable rules and regulations promulgated by the SEC (including, with respect to the Group Companies, the provision of financial statements of, and any other information with respect to, the Group Companies for all periods, and in the form, required to be included in the Registration Statement / Proxy Statement under Securities Laws (after giving effect to any waivers received) or in response to any comments from the SEC); (b) promptly notify the other of, reasonably cooperate with each other with respect to and respond promptly to any comments of the SEC or its staff; (c) have the Registration Statement / Proxy Statement declared effective under the Securities Act as promptly as reasonably practicable after it is filed with the SEC; and (d) keep the Registration Statement / Proxy Statement effective through the Closing in order to permit the consummation of the transactions contemplated by this Agreement. HighCape, on the one hand, and the Company, on the other hand, shall promptly furnish, or cause to be furnished, to the other all information concerning such Party, its Non-Party Affiliates and their respective Representatives that may be required or reasonably requested in connection with any action contemplated by this Section 5.7 or for including in any other statement, filing, notice or application made by or on behalf of HighCape to the SEC or the Nasdaq in connection with the transactions contemplated by this Agreement or the Ancillary Documents, including delivering customary tax representation letters to counsel to enable counsel to deliver any tax opinions requested or required by the SEC to be submitted in connection therewith as described in Section 5.5(a)(iii). If any Party becomes aware of any information that should be disclosed in an amendment or supplement to the Registration Statement / Proxy Statement, then (i) such Party shall promptly inform, in the case of any HighCape Party, the Company, or, in the case of the Company, HighCape, thereof; (ii) such Party shall prepare and mutually agree upon with, in the case of HighCape, the Company, or, in the case of the Company, HighCape (in either case, such agreement not to be unreasonably withheld, conditioned or delayed), an amendment or supplement to the Registration Statement / Proxy Statement; (iii) HighCape shall file such mutually agreed upon amendment or supplement with the SEC; and (iv) the Parties shall reasonably cooperate, if appropriate, in mailing such amendment or supplement to the Pre-Closing HighCape Holders. HighCape shall as promptly as reasonably practicable advise the Company of the time of effectiveness of the

Registration Statement / Proxy Statement, the issuance of any stop order relating thereto or the suspension of the qualification of HighCape Common Stock for offering or sale in any jurisdiction, and HighCape and the Company shall each use its reasonable best efforts to have any such stop order or suspension lifted, reversed or otherwise terminated. Each of the Parties shall use reasonable best efforts to ensure that none of the information related to him, her or it or any of his, her or its Non-Party Affiliates or its or their respective Representatives, supplied by or on his, her or its behalf for inclusion or incorporation by reference in the Registration Statement / Proxy Statement will, at the time the Registration Statement / Proxy Statement is initially filed with the SEC, at each time at which it is amended, or at the time it becomes effective under the Securities Act contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. From and after the date of this Agreement until the earlier of the Closing or termination of this Agreement in accordance with its terms, the HighCape Parties, on the one hand, and the Company, on the other hand, shall give counsel for the Company (in the case of any HighCape Party) or HighCape (in the case of the Company), a reasonable opportunity to review in advance, and consider in good faith the views of the other in connection with, any proposed written communication to the SEC or the Nasdaq relating to the transactions contemplated by this Agreement or the Ancillary Documents. Each of the Parties agrees not to participate in any substantive meeting or discussion, either in person or by telephone with the SEC or the Nasdaq in connection with the transactions contemplated by this Agreement unless it consults with, in the case of any HighCape Party, the Company, or, in the case of the Company, HighCape in advance and, to the extent not prohibited by the SEC or the Nasdaq, gives, in the case of any HighCape Party, the Company, or, in the case of the Company, HighCape, the opportunity to attend and participate in such meeting or discussion.
Section 5.8   HighCape Stockholder Approval.   As promptly as reasonably practicable following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, HighCape shall (a) duly give notice of and (b) use reasonable best efforts to duly convene and hold a meeting of its Stockholders (the “HighCape Stockholders Meeting”) in accordance with the Governing Documents of HighCape, for the purposes of obtaining the HighCape Stockholder Approval and, if applicable, any approvals related thereto and providing its Stockholders with the opportunity to elect to effect a HighCape Stockholder Redemption. HighCape shall, through unanimous approval of its board of directors, recommend to its Stockholders (the “HighCape Board Recommendation”), (i) the adoption and approval of this Agreement and the transactions contemplated hereby (including the Merger) (the “Business Combination Proposal”); (ii) the approval of the issuance of the HighCape Common Stock in connection with the transactions contemplated by this Agreement as required by the Nasdaq listing requirements (the “Nasdaq Proposal”); (iii) the adoption and approval of the amendments to the Governing Documents of HighCape contemplated by the HighCape Certificate of Incorporation and the HighCape Bylaws (the “Governing Document Proposals”); (iv) the approval of the directors in accordance with Section 5.16 (the “Directors Proposal”); (v) the adoption and approval of the HighCape Incentive Equity Plan (the “Equity Incentive Plan Proposal”); (vi) the adoption and approval of each other proposal that either the SEC or the Nasdaq (or the respective staff members thereof) indicates is necessary in its comments to the Registration Statement / Proxy Statement or in correspondence related thereto; (vii) the adoption and approval of each other proposal reasonably agreed to by HighCape and the Company as necessary or appropriate in connection with the consummation of the transactions contemplated by this Agreement or the Ancillary Documents; and (viii) the adoption and approval of a proposal for the adjournment of the HighCape Stockholders Meeting, if necessary, to permit further solicitation of proxies because there are not sufficient votes to approve and adopt any of the foregoing (such proposals in (i) through (viii) together, the “Transaction Proposals”); provided, that HighCape may adjourn the HighCape Stockholders Meeting (A) to solicit additional proxies for the purpose of obtaining the HighCape Stockholder Approval, (B) for the absence of a quorum, (C) to allow reasonable additional time for the filing or mailing of any supplemental or amended disclosures that HighCape has determined, based on the advice of outside legal counsel, is reasonably likely to be required under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the Pre-Closing HighCape Holders prior to the HighCape Stockholders Meeting or (D) if the holders of HighCape Class A Common Stock have elected to redeem a number of Class A Common Stock as of such time that would reasonably be expected to result in the condition set forth in Section 6.3(c) not being satisfied; provided that, without the consent of the Company, in no event shall HighCape adjourn the HighCape Stockholders Meeting for more than fifteen (15) Business Days later than the most recently adjourned meeting or to a date that is beyond the Termination Date. The HighCape recommendation contemplated by the preceding sentence shall be included in the Registration Statement / Proxy Statement. Except as otherwise required by applicable Law, HighCape covenants that none of the HighCape Board or HighCape nor any committee of the HighCape Board shall withdraw or modify, or propose publicly or by formal action of the HighCape Board, any committee of the HighCape Board or HighCape to withdraw or modify, in a manner adverse to the Company, the HighCape Board Recommendation or any other recommendation by the HighCape Board or HighCape of the proposals set forth in the Registration Statement / Proxy Statement.
Section 5.9   Merger Sub Stockholder Approval.   As promptly as reasonably practicable (and in any event within one (1) Business Day) following the date of this Agreement, HighCape, as the sole stockholder of Merger Sub, will approve and adopt this Agreement, the Ancillary Documents to which Merger Sub is or will be a party and the transactions contemplated hereby and thereby (including the Merger).
Section 5.10   Conduct of Business of HighCape.   From and after the date of this Agreement until the earlier of the Closing or the termination of this Agreement in accordance with its terms, HighCape shall not, and shall cause its Subsidiaries not to, as applicable, except as expressly contemplated by this Agreement or any Ancillary Document (including, for the avoidance of doubt, in connection with the PIPE Financing), as required by applicable Law, as set forth on Section 5.10 of the HighCape Disclosure Schedules or as consented to in writing by the Company, do any of the following:
(a)   adopt any amendments, supplements, restatements or modifications to the Trust Agreement, Warrant Agreement or the Governing Documents of any HighCape Party or any of its Subsidiaries;
(b)   declare, set aside, make or pay a dividend on, or make any other distribution or payment in respect of, any Equity Securities of HighCape or any of its Subsidiaries, or repurchase, redeem or otherwise acquire, or offer to repurchase, redeem or otherwise acquire, any outstanding Equity Securities of HighCape or any of its Subsidiaries, as applicable;
(c)   split, combine or reclassify any of its capital stock or other Equity Securities or issue any other security in respect of, in lieu of or in substitution for shares of its capital stock;
(d)   incur, create or assume any Indebtedness or other Liability in excess of $500,000 in the aggregate (including, and notwithstanding anything to the contrary, any incurrence, creation or assumption of any Indebtedness under any Contract with the Sponsor or any Affiliate thereof);
(e)   make any loans or advances to, or capital contributions in, any other Person, other than to, or in, HighCape or any of its Subsidiaries;
(f)   issue any Equity Securities of HighCape or any of its Subsidiaries or grant any additional options, warrants or stock appreciation rights with respect to Equity Securities of HighCape or any of its Subsidiaries, other than issuances of HighCape Warrants to the Sponsor for repayment of loans made by the Sponsor to HighCape to the extent such loans and such conversion are approved in advance and in writing by the Company;
(g)   enter into, renew, modify or revise any HighCape Related Party Transaction (or any Contract or agreement that if entered into prior to the execution and delivery of this Agreement would be a HighCape Related Party Transaction);
(h)   engage in any activities or business, other than activities or business (i) in connection with or incident or related to such Person’s organization, incorporation or formation, as applicable, or continuing corporate (or similar) existence, (ii) contemplated by, or incident or related to, this Agreement, any Ancillary Document, the performance of covenants or agreements hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby or (iii) those that are administrative or ministerial, in each case, which are immaterial in nature;
(i)   make, change or revoke any material election concerning Taxes, enter into any material Tax closing agreement, settle any material Tax claim or assessment, or consent to any extension or waiver of the limitation period applicable to or relating to any material Tax claim or assessment, other than any such extension or waiver that is obtained in the ordinary course of business;

(j)   take any action, or knowingly fail to take any action, which action or failure to act would reasonably be expected to prevent or impede the Transactions from qualifying for the Intended Tax Treatment;
(k)   authorize, recommend, propose or announce an intention to adopt a plan of complete or partial liquidation or dissolution;
(l)   enter into any Contract with any broker, finder, investment banker or other Person under which such Person is or will be entitled to any brokerage fee, finders’ fee or other commission in connection with the transactions contemplated by this Agreement; or
(m)   enter into any Contract to take, or cause to be taken, any of the actions set forth in this Section 5.10.
Notwithstanding anything in this Section 5.10 or this Agreement to the contrary, (i) nothing set forth in this Agreement shall give the Company, directly or indirectly, the right to control or direct the operations of any HighCape Party and (ii) nothing set forth in this Agreement shall prohibit, or otherwise restrict the ability of, any HighCape Party from using the funds held by HighCape outside the Trust Account to pay any HighCape Expenses or HighCape Liabilities or from otherwise distributing or paying over any funds held by HighCape outside the Trust Account that were loaned to HighCape by the Sponsor with the prior written approval of the Company to the Sponsor or any of its Affiliates, in each case, prior to the Closing.
Section 5.11   Nasdaq Listing.   HighCape shall use its reasonable best efforts to cause: (a) HighCape to satisfy all applicable listing requirements of the Nasdaq and (b) the HighCape Common Stock issuable in accordance with this Agreement, including the Merger, to be approved for listing on the Nasdaq (and the Company shall reasonably cooperate in connection therewith), subject to official notice of issuance, in each case, as promptly as reasonably practicable after the date of this Agreement, and in any event prior to the Effective Time.
Section 5.12   Trust Account.   Upon satisfaction or, to the extent permitted by applicable Law, waiver of the conditions set forth in Article 6 and provision of notice thereof to the Trustee, (a) at the Closing, HighCape shall (i) cause the documents, certificates and notices required to be delivered to the Trustee pursuant to the Trust Agreement to be so delivered, and (ii) make all appropriate arrangements to cause the Trustee to (A) pay as and when due all amounts, if any, payable to the Public Stockholders of HighCape pursuant to the HighCape Stockholder Redemption, (B) pay the amounts due to the underwriters of HighCape’s initial public offering for their deferred underwriting commissions as set forth in the Trust Agreement and (C) immediately thereafter, pay all remaining amounts then available in the Trust Account to HighCape in accordance with the Trust Agreement, and (b) thereafter, the Trust Account shall terminate, except as otherwise provided therein.
Section 5.13   Transaction Support Agreements; Company Stockholder Approval; PIPE Investor Subscription Agreements.
(a)   As promptly as reasonably practicable (and in any event within one Business Day) following the date of this Agreement (the “Transaction Support Agreement Deadline”), the Company shall deliver, or cause to be delivered, to HighCape the Transaction Support Agreements duly executed by each Supporting Company Person.
(b)   As promptly as reasonably practicable (and in any event within two Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act (the “Company Stockholder Written Consent Deadline”), the Company shall obtain and deliver to HighCape a true and correct copy of a written consent (in form and substance reasonably satisfactory to HighCape) approving this Agreement, the Ancillary Documents to which the Company is or will be a party and the transactions contemplated hereby and thereby (including the Merger) that is duly executed by the Company Stockholders that hold at least the requisite number of issued and outstanding shares of Company Stock required to approve and adopt such matters in accordance with the DGCL, the Company’s Governing Documents and the Company Stockholders Agreements (the “Company Stockholder Written Consent”). The Company, through its board of directors, shall recommend to the holders of Company Stock the approval and adoption of this Agreement and the transactions contemplated by this Agreement (including the Merger).
(c)   HighCape may not terminate, modify or waive any provisions of any Subscription Agreement or PIPE Investor Subscription Agreement without the prior written consent of the Company; provided that any modification or waiver that is solely ministerial in nature or otherwise immaterial and does not affect any economic or any other material term of any PIPE Investor Subscription Agreement shall not require the prior written consent of the Company.
Section 5.14   HighCape Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of each HighCape Party, as provided in the applicable HighCape Party’s Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) HighCape will perform and discharge, or cause to be performed and discharged, all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, HighCape shall advance, or caused to be advanced, expenses in connection with such indemnification as provided in the applicable HighCape Party’s Governing Documents or other applicable agreements as in effect immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the HighCape Parties’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of immediately prior to the Effective Time, or at any time prior to such time, were directors or officers of any HighCape Party (the “HighCape D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring on or prior to the Effective Time and relating to the fact that such HighCape D&O Person was a director or officer of any HighCape Party immediately prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   HighCape shall not have any obligation under this Section 5.14 to any HighCape D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such HighCape D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   For a period of six (6) years after the Effective Time, HighCape shall maintain, without any lapses in coverage, directors’ and officers’ liability insurance for the benefit of those Persons who are currently covered by any comparable insurance policies of the HighCape Parties as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time. Such insurance policies shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under HighCape’s directors’ and officers’ liability insurance policies as of the date of this Agreement. Alternatively, HighCape shall purchase a six-year extended reporting period or tail insurance policy that affords coverage which is comparable to HighCape’s existing directors’ and officers’ liability insurance program and which insures those Persons who are currently covered under HighCape’s existing directors’ and officers’ liability insurance program. In either event, HighCape shall not be obligated to pay annual premiums in excess of three hundred percent (300%) of the most recent annual premium paid by HighCape prior to the date of this Agreement and, in such event, HighCape shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by HighCape prior to the date of this Agreement.
(d)   If HighCape or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of HighCape shall assume all of the obligations set forth in this Section 5.14.

(e)   The HighCape D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.14 are intended to be third-party beneficiaries of this Section 5.14. This Section 5.14 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of HighCape.
Section 5.15   Company Indemnification; Directors’ and Officers’ Insurance.
(a)   Each Party agrees that (i) all rights to indemnification or exculpation now existing in favor of the directors and officers of the Group Companies, as provided in the Group Companies’ Governing Documents or otherwise in effect as of immediately prior to the Effective Time, in either case, solely with respect to any matters occurring on or prior to the Effective Time, shall survive the transactions contemplated by this Agreement and shall continue in full force and effect from and after the Effective Time for a period of six (6) years and (ii) HighCape will cause the applicable Group Companies to perform and discharge all obligations to provide such indemnity and exculpation during such six (6)-year period. To the maximum extent permitted by applicable Law, during such six (6)-year period, HighCape shall cause the applicable Group Companies to advance expenses in connection with such indemnification as provided in the Group Companies’ Governing Documents or other applicable agreements in effect as of immediately prior to the Effective Time. The indemnification and liability limitation or exculpation provisions of the Group Companies’ Governing Documents shall not, during such six (6)-year period, be amended, repealed or otherwise modified after the Effective Time in any manner that would materially and adversely affect the rights thereunder of individuals who, as of the Effective Time or at any time prior to the Effective Time, were directors or officers of the Group Companies (the “Company D&O Persons”) entitled to be so indemnified, have their liability limited or be exculpated with respect to any matters occurring prior to Closing and relating to the fact that such Company D&O Person was a director or officer of any Group Company prior to the Effective Time, unless such amendment, repeal or other modification is required by applicable Law.
(b)   None of HighCape or the Group Companies shall have any obligation under this Section 5.15 to any Company D&O Person when and if a court of competent jurisdiction shall ultimately determine (and such determination shall have become final and non-appealable) that the indemnification of such Company D&O Person in the manner contemplated hereby is prohibited by applicable Law.
(c)   The Company shall purchase, at or prior to the Closing, and HighCape shall maintain, or cause to be maintained, in effect for a period of six (6) years after the Effective Time, without lapses in coverage, a “tail” policy providing directors’ and officers’ liability insurance coverage for the benefit of those Persons who are currently covered by any comparable insurance policies of the Group Companies as of the date of this Agreement with respect to matters occurring on or prior to the Effective Time (the “Company D&O Tail Policy”). Such “tail” policy shall provide coverage on terms (with respect to coverage and amount) that are substantially the same as (and no less favorable in the aggregate to the insured than) the coverage provided under the Group Companies’ directors’ and officers’ liability insurance policies as of the date of this Agreement; provided that none of the Company, HighCape or any of their respective Affiliates shall pay a premium for such “tail” policy in excess of three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement and, in such event, the Company, HighCape or one of their respective Affiliates shall purchase the maximum coverage available for three hundred percent (300%) of the most recent annual premium paid by the Group Companies prior to the date of this Agreement.
(d)   If HighCape or any of its successors or assigns (i) shall merge or consolidate with or merge into any other corporation or entity and shall not be the surviving or continuing corporation or entity of such consolidation or merger or (ii) shall transfer all or substantially all of their respective properties and assets as an entity in one or a series of related transactions to any Person, then in each such case, proper provisions shall be made so that the successors or assigns of HighCape shall assume all of the obligations set forth in this Section 5.15.
(e)   The Company D&O Persons entitled to the indemnification, liability limitation, exculpation and insurance set forth in this Section 5.15 are intended to be third-party beneficiaries of this Section 5.15. This Section 5.15 shall survive the consummation of the transactions contemplated by this Agreement and shall be binding on all successors and assigns of HighCape.

Section 5.16   Post-Closing Directors and Officers.
(a)   HighCape shall take all such action within its power as may be necessary or appropriate such that effective immediately after the Effective Time (i) the HighCape Board shall initially consist of seven (7) directors; (ii) the members of the HighCape Board are the individuals determined in accordance with Section 5.16(b), Section 5.16(c) and Section 5.16(d); (iii) the members of the compensation committee, audit committee and nominating committee of the HighCape Board are the individuals determined in accordance with Section 5.16(c); and (iv) the officers of HighCape are the individuals determined in accordance with Section 5.16(f).
(b)   Sponsor shall designate one (1) individual to serve as a director on the HighCape Board immediately after the Effective Time, which individual shall be Kevin Rakin.
(c)   Foresite Capital Fund V, L.P. shall designate one (1) individual to serve as a director on the HighCape Board immediately after the Effective Time, which individual shall be Jim Tananbaum, MD.
(d)   The Company shall designate five (5) individuals to serve as directors on the HighCape Board immediately after the Effective Time, it being understood and agreed by HighCape and the Company that such individuals shall be designated by Jonathan M. Rothberg, Ph.D.
(e)   Immediately after the Effective Time, the individuals designated by HighCape and the Company shall serve on the committee(s) of the HighCape Board as set forth opposite his or her name in Section 5.16(e) of the Company Disclosure Schedules.
(f)   Immediately after the Effective Time, the individuals designated by HighCape and the Company shall be the officers of HighCape, with each such individual holding the title set forth opposite his or her name in Section 5.16 of the Company Disclosure Schedules.
Section 5.17   PCAOB Financials.
(a)   As promptly as reasonably practicable, the Company shall deliver to HighCape (i) the Closing Company Audited Financial Statements, and (ii) any other audited or unaudited consolidated balance sheets and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of any other different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter), as applicable that is required to be included in the Registration Statement / Proxy Statement. All such financial statements, together with any audited or unaudited consolidated balance sheet and the related audited or unaudited consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit and cash flows of the Group Companies as of and for a year-to-date period ended as of the end of a different fiscal quarter (and as of and for the same period from the previous fiscal year) or fiscal year (and as of and for the prior fiscal quarter) that is required to be included in the Registration Statement / Proxy Statement (the “PCAOB Financial Statements”) (A) will fairly present in all material respects the financial position of the Group Companies as at the date thereof, and the results of its operations, stockholders’ equity and cash flows for the respective periods then ended (subject, in the case of any unaudited interim financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (B) will be prepared in conformity with GAAP applied on a consistent basis during the periods involved (except, in the case of any audited financial statements, as may be indicated in the notes thereto and subject, in the case of any unaudited financial statements, to normal year-end audit adjustments (none of which is expected to be material) and the absence of footnotes), (C) in the case of any audited financial statements, will be audited in accordance with the standards of the PCAOB and contain an unqualified report of the Company’s auditor and (D) will comply in all respects with the applicable accounting requirements and with the rules and regulations of the SEC, the Exchange Act and the Securities Act in effect as of the respective dates thereof (including Regulation S-X or Regulation S-K, as applicable).
(b)   The Company shall use its reasonable best efforts (i) to assist, upon advance written notice, during normal business hours and in a manner such as to not unreasonably interfere with the normal operation of any member of such Group Company, HighCape in causing to be prepared in a timely manner any other financial information or statements (including customary pro forma financial statements) that are required to be included in the Registration Statement / Proxy Statement and any other filings to be made by HighCape with the SEC in connection with the transactions contemplated by this Agreement or any Ancillary Document and (ii) to obtain the consents of its auditors with respect thereto as may be required by applicable Law or requested by the SEC.
Section 5.18   HighCape Incentive Equity Plan;.   Prior to the effectiveness of the Registration Statement / Proxy Statement, the HighCape Board shall approve and adopt an equity incentive plan, in substantially the form attached hereto as Exhibit H and with any changes or modifications thereto as the Company and HighCape may mutually agree (such agreement not to be unreasonably withheld, conditioned or delayed by either the Company or HighCape, as applicable) (the “HighCape Incentive Equity Plan”), in the manner prescribed under applicable Laws, effective as of one day prior to the Closing Date, reserving a number of shares of HighCape Common Stock for grant thereunder equal to (i) eleven percent (11%) of the number of shares of HighCape Common Stock outstanding following the Closing after giving effect to the Merger and the transactions contemplated hereby (less a number of shares of HighCape Class A Common Stock equal to 5,400,000 multiplied by the Exchange Ratio), plus (ii) that number of shares of Company Common Stock remaining available for issuance under the Company Equity Plan, determined immediately prior to the Closing, multiplied by the Exchange Ratio. The HighCape Incentive Equity Plan will provide that the HighCape Common Stock reserved for issuance thereunder will automatically increase annually on the first day of each fiscal year beginning with the 2022 fiscal year in an amount equal to four percent (4%) of HighCape Common Stock outstanding on the last day of the immediately preceding fiscal year or such lesser amount as determined by the administrator of the HighCape Incentive Equity Plan.
Section 5.19   FIRPTA Certificates.   At or prior to the Closing, the Company shall deliver, or cause to be delivered, to HighCape (a) a certificate, duly executed by the Company, complying with Treasury Regulations Section 1.1445-2(c)(3), together with evidence that the Company has provided notice to the Internal Revenue Service in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), in each case, in a form and substance reasonably acceptable to HighCape and (b) an IRS Form W-9 duly executed by the Company.
ARTICLE 6
CONDITIONS TO CONSUMMATION OF THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT
Section 6.1   Conditions to the Obligations of the Parties.   The obligations of the Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Party for whose benefit such condition exists of the following conditions:
(a)   the applicable waiting period under the HSR Act relating to the transactions contemplated by this Agreement shall have expired or been terminated;
(b)   no Order or Law issued by any court of competent jurisdiction or other Governmental Entity or other legal restraint or prohibition preventing the consummation of the transactions contemplated by this Agreement shall be in effect;
(c)   the Registration Statement / Proxy Statement shall have become effective in accordance with the provisions of the Securities Act, no stop order shall have been issued by the SEC and shall remain in effect with respect to the Registration Statement / Proxy Statement, and no Proceeding seeking such a stop order shall have been threatened or initiated by the SEC and remain pending;
(d)   the Company Stockholder Written Consent shall have been obtained;
(e)   the Required HighCape Stockholder Approval shall have been obtained; and
(f)   after giving effect to the transactions contemplated hereby (including the PIPE Financing), HighCape shall have at least $5,000,001 of net tangible assets (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act) immediately after the Effective Time.

Section 6.2   Other Conditions to the Obligations of the HighCape Parties.   The obligations of the HighCape Parties to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by HighCape (on behalf of itself and the other HighCape Parties) of the following further conditions:
(a)   (i) the Company Fundamental Representations (other than the representations and warranties set forth in Section 3.2(a) and Section 3.8(a)) and the representations and warranties of the Company set forth in Section 3.16(n) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 3.2(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties set forth in Section 3.8(a) shall be true and correct in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date); provided, however, that this clause (iii) shall be deemed to be satisfied if no Company Material Adverse Effect is continuing, and (iv) the representations and warranties of the of the Company set forth in Article 3 (other than the Company Fundamental Representations and the representations and warranties of the Company set forth in Section 3.16(n)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a Company Material Adverse Effect;
(b)   the Company shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by the Company under this Agreement at or prior to the Closing;
(c)   since the date of this Agreement, no Company Material Adverse Effect has occurred that is continuing;
(d)   at or prior to the Closing, the Company shall have delivered, or caused to be delivered, to HighCape the following documents:
(i)   a certificate duly executed by an authorized officer of the Company, dated as of the Closing Date, to the effect that the conditions specified in Section 6.2(a), Section 6.2(b) and Section 6.2(c) are satisfied, in a form and substance reasonably satisfactory to HighCape; and
(ii)   the Executive Chairman Agreement duly executed by Dr. Jonathan M. Rothberg.
Section 6.3   Other Conditions to the Obligations of the Company.   The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the satisfaction or, if permitted by applicable Law, waiver by the Company of the following further conditions:
(a)   (i) the HighCape Fundamental Representations (other than the representations and warranties set forth in Section 4.6(a)) and the representations and warranties of the HighCape Parties set forth in Section 4.15(h) shall be true and correct in all material respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), (ii) the representations and warranties set forth in Section 4.6(a) shall be true and correct in all respects (except for de minimis inaccuracies) as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct in all respects (except for de minimis inaccuracies) as of such earlier date), (iii) the representations and warranties of the HighCape Parties (other than the HighCape Fundamental Representations and the representations and warranties of the HighCape Parties set forth in Section 4.15(h)) contained in Article 4 of this Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “HighCape Material Adverse Effect” or any similar limitation set forth herein) in all respects as of the Closing Date, as though made on and as of the Closing Date (except to the extent that any such representation and warranty is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date), except where the failure of such representations and warranties to be true and correct, taken as a whole, does not cause a HighCape Material Adverse Effect;
(b)   the HighCape Parties shall have performed and complied in all material respects with the covenants and agreements required to be performed or complied with by them under this Agreement at or prior to the Closing;
(c)   the Aggregate Transaction Proceeds shall be equal to or greater than $160,000,000;
(d)   HighCape’s listing application with the Nasdaq in connection with the transactions contemplated by this Agreement shall have been approved and, immediately following the Effective Time, HighCape shall satisfy any applicable listing requirements of the Nasdaq, and HighCape shall not have received any notice of non-compliance therewith that has not been cured or would not be cured at or immediately following the Effective Time, and the HighCape Common Stock (including, for the avoidance of doubt, the HighCape Common Stock to be issued pursuant to the Merger) shall have been approved for listing on the Nasdaq;
(e)   the HighCape Board shall consist of the number of directors, and be comprised of the individuals, determined pursuant to Section 5.16(a)(i) and (ii);
(f)   at or prior to the Closing, HighCape shall have delivered, or caused to be delivered, the following documents to the Company:
(i)   a certificate duly executed by an authorized officer of HighCape, dated as of the Closing Date, to the effect that the conditions specified in Section 6.3(a) and Section 6.3(b) are satisfied, in a form and substance reasonably satisfactory to the Company;
(ii)   the Executive Chairman Agreement duly executed by HighCape; and
(iii)   the Registration Rights Agreement duly executed by HighCape.
Section 6.4   Frustration of Closing Conditions.   The Company may not rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by the Company’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2. None of the HighCape Parties may rely on the failure of any condition set forth in this Article 6 to be satisfied if such failure was proximately caused by a HighCape Party’s failure to use reasonable best efforts to cause the Closing to occur, as required by Section 5.2.
ARTICLE 7
TERMINATION
Section 7.1   Termination.   This Agreement may be terminated and the transactions contemplated by this Agreement may be abandoned at any time prior to the Closing:
(a)   by mutual written consent of HighCape and the Company;
(b)   by HighCape, if any of the representations or warranties set forth in Article 3 shall not be true and correct or if the Company has failed to perform any covenant or agreement on the part of the Company set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.2(a) or Section 6.2(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to the Company by HighCape, and (ii) the Termination Date; provided, however, that none of the HighCape Parties is then in breach of this Agreement so as to prevent the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) from being satisfied;
(c)   by the Company, if any of the representations or warranties set forth in Article 4 shall not be true and correct or if any HighCape Party has failed to perform any covenant or agreement on the part of such applicable HighCape Party set forth in this Agreement (including an obligation to consummate the Closing) such that the condition to Closing set forth in either Section 6.3(a) or Section 6.3(b) could not be satisfied and the breach or breaches causing such representations or warranties not to be true and correct, or the failures to perform any covenant or agreement, as applicable, is (or are) not cured or cannot be cured within the earlier of (i) thirty (30) days after written notice thereof is delivered to HighCape by the Company and (ii) the Termination Date; provided, however, the Company is not then in breach of this Agreement so as to prevent the condition to Closing set forth in Section 6.2(a) or Section 6.2(b) from being satisfied;
(d)   by either HighCape or the Company, if the transactions contemplated by this Agreement shall not have been consummated on or prior to August 18, 2021 (the “Termination Date”); provided, that (i) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to HighCape if any HighCape Party’s breach of any of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date, and (ii) the right to terminate this Agreement pursuant to this Section 7.1(d) shall not be available to the Company if the Company’s breach of its covenants or obligations under this Agreement shall have proximately caused the failure to consummate the transactions contemplated by this Agreement on or before the Termination Date;
(e)   by either HighCape or the Company, if any Governmental Entity shall have issued an Order or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such Order or other action shall have become final and nonappealable;
(f)   by either HighCape or the Company if the HighCape Stockholders Meeting has been held (including any adjournment thereof), has concluded, HighCape’s Stockholders have duly voted and the Required HighCape Stockholder Approval was not obtained; or
(g)   by HighCape, if the Company does not deliver, or cause to be delivered to HighCape (i) a Transaction Support Agreement duly executed by each Supporting Company Person in accordance with Section 5.13(a) on or prior to the Transaction Support Agreement Deadline or (ii) the Company Stockholder Written Consent in accordance with Section 5.13(b) on or prior to the Company Stockholder Written Consent Deadline.
Section 7.2   Effect of Termination.   In the event of the termination of this Agreement pursuant to Section 7.1, this entire Agreement shall forthwith become void (and there shall be no Liability or obligation on the part of the Parties and their respective Non-Party Affiliates) with the exception of (a) Section 5.3(a), this Section 7.2, Article 8 and Article 1 (to the extent related to the foregoing), each of which shall survive such termination and remain valid and binding obligations of the Parties and (b) the Confidentiality Agreement, which shall survive such termination and remain valid and binding obligations of the parties thereto in accordance with their respective terms. Notwithstanding the foregoing or anything to the contrary herein, the termination of this Agreement pursuant to Section 7.1 shall not affect (i) any Liability on the part of any Party for any Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination or Fraud or (ii) any Person’s Liability under any PIPE Investor Subscription Agreement, any Confidentiality Agreement, any Transaction Support Agreement or the Sponsor Letter Agreement to which he, she or it is a party to the extent arising from a claim against such Person by another Person party to such agreement on the terms and subject to the conditions thereunder.

ARTICLE 8
MISCELLANEOUS
Section 8.1   Non-Survival.   Other than those representations, warranties and covenants set forth in Sections 2.1, 2.5, 2.6, 2.7, 3.25, 3.26, 4.16 and 4.18, each of which shall survive following the Effective Time, or as otherwise provided in the last sentence of this Section 8.1, each of the representations and warranties, and each of the agreements and covenants (to the extent such agreement or covenant contemplates or requires performance at or prior to the Effective Time), of the Parties set forth in this Agreement, shall terminate at the Effective Time, such that no claim for breach of any such representation, warranty, agreement or covenant, detrimental reliance or other right or remedy (whether in contract, in tort, at law, in equity or otherwise) may be brought with respect thereto after the Effective Time against any Party, any Company Non-Party Affiliate or any HighCape Non-Party Affiliate. Each covenant and agreement contained herein that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms, and each covenant and agreement contained in any Ancillary Document that, by its terms, expressly contemplates performance after the Effective Time shall so survive the Effective Time in accordance with its terms and any other provision in any Ancillary Document that expressly survives the Effective Time shall so survive the Effective Time in accordance with the terms of such Ancillary Document.
Section 8.2   Entire Agreement; Assignment.   This Agreement (together with the Ancillary Documents) constitutes the entire agreement among the Parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof. This Agreement may not be assigned by any Party (whether by operation of law or otherwise) without the prior written consent of (a) HighCape and the Company prior to Closing and (b) HighCape and the Sponsor after the Closing. Any attempted assignment of this Agreement not in accordance with the terms of this Section 8.2 shall be void.
Section 8.3   Amendment.   This Agreement may be amended or modified only by a written agreement executed and delivered by (a) HighCape and the Company prior to the Closing and (b) HighCape and the Sponsor after the Closing. This Agreement may not be modified or amended except as provided in the immediately preceding sentence and any purported amendment by any Party or Parties effected in a manner which does not comply with this Section 8.3 shall be void, ab initio.
Section 8.4   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the e-mail was sent to the intended recipient thereof without an “error” or similar message that such e-mail was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:
(a)   If to any HighCape Party, to:
c/o HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, New York 10018
Attention:   Kevin Rakin
E-mail:       kevin.rakin@highcape.com
with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention:   Joel L. Rubinstein; Matthew Kautz
E-mail:       joel.rubinstein@whitecase.com; mkautz@whitecase.com

(b)   If to the Company, to:
Quantum-Si Incorporated
530 Old Whitfield Street
Guilford, CT 06437
Attention:   John Stark
Email:       jstark@quantum-si.com
with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention:   Michael L. Fantozzi
E-mail:       MLFantozzi@mintz.com
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
Section 8.5   Governing Law.   This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware.
Section 8.6   Fees and Expenses.   Except as otherwise set forth in this Agreement, all fees and expenses incurred in connection with this Agreement, the Ancillary Documents and the transactions contemplated hereby and thereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses; provided that, for the avoidance of doubt, (a) if this Agreement is terminated in accordance with its terms, the Company shall pay, or cause to be paid, all Unpaid Company Expenses and HighCape shall pay, or cause to be paid, all Unpaid HighCape Expenses and (b) if the Closing occurs, then HighCape shall pay, or cause to be paid, all Unpaid Company Expenses and all Unpaid HighCape Expenses.
Section 8.7   Construction; Interpretation.   The term “this Agreement” means this Business Combination Agreement together with the Schedules and Exhibits hereto, as the same may from time to time be amended, modified, supplemented or restated in accordance with the terms hereof. The headings set forth in this Agreement are inserted for convenience only and shall not affect in any way the meaning or interpretation of this Agreement. No Party, nor its respective counsel, shall be deemed the drafter of this Agreement for purposes of construing the provisions hereof, and all provisions of this Agreement shall be construed according to their fair meaning and not strictly for or against any Party. Unless otherwise indicated to the contrary herein by the context or use thereof: (a) the words, “herein,” “hereto,” “hereof” and words of similar import refer to this Agreement as a whole, including the Schedules and Exhibits, and not to any particular section, subsection, paragraph, subparagraph or clause set forth in this Agreement; (b) masculine gender shall also include the feminine and neutral genders, and vice versa; (c) words importing the singular shall also include the plural, and vice versa; (d) the words “include,” “includes” or “including” shall be deemed to be followed by the words “without limitation”; (e) references to “$” or “dollar” or “US$” shall be references to United States dollars; (f) the word “or” is disjunctive but not necessarily exclusive; (g) the words “writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form; (h) the word “day” means calendar day unless Business Day is expressly specified; (i) the word “extent” in the phrase “to the extent” means the degree to which a subject or other thing extends, and such phrase shall not mean simply “if”; (j) all references to Articles, Sections, Exhibits or Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement; (k) the words “provided” or “made available” or words of similar import (regardless of whether capitalized or not) shall mean, when used with reference to documents or other materials required to be provided or made available to HighCape, any documents or other materials posted to the electronic data room located www.securedocs.com under the project name “Project Tenet” as of 5:00 p.m., Eastern Time, at least one (1) day prior to the date of this Agreement and any other documents or materials posted prior to the date hereof or delivered to HighCape or its representatives which posting or delivery was acknowledged by email by HighCape or its representatives; (l) all references to any Law will be to such Law as amended, supplemented or otherwise modified or re-enacted from time to time; and (m) all references to any Contract are to that Contract as amended or modified from time to time in accordance with the terms thereof (subject to any restrictions on amendments or modifications set forth in this Agreement). If any action under this Agreement is required to be done or taken on a day that is not a Business Day, then such action shall be required to be done or taken not on such day but on the first succeeding Business Day thereafter.
Section 8.8   Exhibits and Schedules.   All Exhibits and Schedules, or documents expressly incorporated into this Agreement, are hereby incorporated into this Agreement and are hereby made a part hereof as if set out in full in this Agreement. The Schedules shall be arranged in sections and subsections corresponding to the numbered and lettered Sections and subsections set forth in this Agreement. Any item disclosed in the Company Disclosure Schedules or in the HighCape Disclosure Schedules corresponding to any Section or subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the HighCape Disclosure Schedules) shall be deemed to have been disclosed with respect to every other section and subsection of Article 3 (in the case of the Company Disclosure Schedules) or Article 4 (in the case of the HighCape Disclosure Schedules), as applicable, where the relevance of such disclosure to such other Section or subsection is reasonably apparent on the face of the disclosure. The information and disclosures set forth in the Schedules that correspond to the section or subsections of Article 3 or Article 4 may not be limited to matters required to be disclosed in the Schedules, and any such additional information or disclosure is for informational purposes only and does not necessarily include other matters of a similar nature.
Section 8.9   Parties in Interest.   This Agreement shall be binding upon and inure solely to the benefit of each Party and its successors and permitted assigns and, except as provided in Section 5.14, Section 5.15 and the two subsequent sentences of this Section 8.9, nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any rights, benefits or remedies of any nature whatsoever under or by reason of this Agreement. The Sponsor shall be an express third-party beneficiary of Section 8.2, Section 8.3, Section 8.14 and this Section 8.9 (to the extent related to the foregoing). Each of the Non-Party Affiliates shall be an express third-party beneficiary of Section 8.13 and this Section 8.9 (to the extent related to the foregoing).
Section 8.10   Severability.   Whenever possible, each provision of this Agreement will be interpreted in such a manner as to be effective and valid under applicable Law, but if any term or other provision of this Agreement is held to be invalid, illegal or unenforceable under applicable Law, all other provisions of this Agreement shall remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision of this Agreement is invalid, illegal or unenforceable under applicable Law, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.
Section 8.11   Counterparts; Electronic Signatures.   This Agreement and each Ancillary Document (including any of the closing deliverables contemplated hereby) may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Delivery of an executed counterpart of a signature page to this Agreement or any Ancillary Document (including any of the closing deliverables contemplated hereby) by e-mail, or scanned pages shall be effective as delivery of a manually executed counterpart to this Agreement or any such Ancillary Document.
Section 8.12   Knowledge of Company; Knowledge of HighCape.   For all purposes of this Agreement, the phrase “to the Company’s knowledge” and “known by the Company” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For all purposes of this Agreement, the phrase “to HighCape’s knowledge” and “to the knowledge of HighCape” and any derivations thereof shall mean as of the applicable date, the actual knowledge of the individuals set forth on Section 8.12(b) of the HighCape Disclosure Schedules, assuming reasonable due inquiry and investigation of his or her direct reports. For the avoidance of doubt, none of the individuals set forth on Section 8.12(a) of the Company Disclosure Schedules or Section 8.12(b) of the HighCape Disclosure Schedules shall have any personal Liability or obligations regarding such knowledge.

Section 8.13   No Recourse.   Except for claims pursuant to any Ancillary Document by any party(ies) thereto against any Company Non-Party Affiliate or any HighCape Non-Party Affiliate (each, a “Non-Party Affiliate”), and then solely with respect to claims against the Non-Party Affiliates that are party to the applicable Ancillary Document, each Party agrees on behalf of itself and on behalf of the Company Non-Party Affiliates, in the case of the Company, and the HighCape Non-Party Affiliates, in the case of HighCape, that (a) this Agreement may only be enforced against, and any action for breach of this Agreement may only be made against, the Parties, and no claims of any nature whatsoever arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against any Non-Party Affiliate, and (b) none of the Non-Party Affiliates shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished by the Company, HighCape or any Non-Party Affiliate concerning any Group Company, any HighCape Party, this Agreement or the transactions contemplated hereby.
Section 8.14   Extension; Waiver.   The Company prior to the Closing and the Company and the Sponsor after the Closing may (a) extend the time for the performance of any of the obligations or other acts of the HighCape Parties set forth herein, (b) waive any inaccuracies in the representations and warranties of the HighCape Parties set forth herein or (c) waive compliance by the HighCape Parties with any of the agreements or conditions set forth herein. HighCape may (i) extend the time for the performance of any of the obligations or other acts of the Company set forth herein, (ii) waive any inaccuracies in the representations and warranties of the Company set forth herein or (iii) waive compliance by the Company with any of the agreements or conditions set forth herein. Any agreement on the part of any such Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition of this Agreement. The failure of any Party to assert any of its rights hereunder shall not constitute a waiver of such rights.
Section 8.15   Waiver of Jury Trial.   EACH OF THE PARTIES HEREBY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO TRIAL BY JURY OF ANY PROCEEDING, CLAIM, DEMAND, ACTION, OR CAUSE OF ACTION (I) ARISING UNDER THIS AGREEMENT OR UNDER ANY ANCILLARY DOCUMENT OR (II) IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE DEALINGS OF THE PARTIES IN RESPECT OF THIS AGREEMENT OR ANY ANCILLARY DOCUMENT OR ANY OF THE TRANSACTIONS RELATED HERETO OR THERETO OR ANY FINANCING IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY OR ANY OF THE TRANSACTIONS CONTEMPLATED THEREBY, IN EACH CASE, WHETHER NOW EXISTING OR HEREAFTER ARISING, AND WHETHER IN CONTRACT, TORT, EQUITY, OR OTHERWISE. THE PARTIES EACH HEREBY AGREES AND CONSENTS THAT ANY SUCH PROCEEDING, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION SHALL BE DECIDED BY COURT TRIAL WITHOUT A JURY AND THAT THE PARTIES MAY FILE AN ORIGINAL COUNTERPART OF A COPY OF THIS AGREEMENT WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF THE PARTIES HERETO TO THE WAIVER OF THEIR RIGHT TO TRIAL BY JURY. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE, AGENT OR ATTORNEY OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) EACH SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) EACH SUCH PARTY MAKES THIS WAIVER VOLUNTARILY AND (D) EACH SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 8.15.
Section 8.16   Submission to Jurisdiction.   Each of the Parties irrevocably and unconditionally submits to the exclusive jurisdiction of the Chancery Court of the State of Delaware (or, if the Chancery Court of

the State of Delaware declines to accept jurisdiction, any state or federal court within State of New York, New York County), for the purposes of any Proceeding, claim, demand, action or cause of action (a) arising under this Agreement or under any Ancillary Document or (b) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, and irrevocably and unconditionally waives any objection to the laying of venue of any such Proceeding in any such court, and further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Proceeding has been brought in an inconvenient forum. Each Party hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Proceeding, claim, demand, action or cause of action against such Party (i) arising under this Agreement or under any Ancillary Document or (ii) in any way connected with or related or incidental to the dealings of the Parties in respect of this Agreement or any Ancillary Document or any of the transactions contemplated hereby or any of the transactions contemplated thereby, (A) any claim that such Party is not personally subject to the jurisdiction of the courts as described in this Section 8.16 for any reason, (B) that such Party or such Party’s property is exempt or immune from the jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (C) that (x) the Proceeding, claim, demand, action or cause of action in any such court is brought against such Party in an inconvenient forum, (y) the venue of such Proceeding, claim, demand, action or cause of action against such Party is improper or (z) this Agreement, or the subject matter hereof, may not be enforced against such Party in or by such courts. Each Party agrees that service of any process, summons, notice or document by registered mail to such party’s respective address set forth in Section 8.4 shall be effective service of process for any such Proceeding, claim, demand, action or cause of action.
Section 8.17   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the Parties do not perform their respective obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breach such provisions. It is accordingly agreed that the Parties shall be entitled to seek an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
Section 8.18   Trust Account Waiver.   Reference is made to the final prospectus of HighCape, filed with the SEC (File No. 333-240283) on September 4, 2020 (the “Prospectus”). The Company acknowledges and agrees and understands that HighCape has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of HighCape’s public stockholders (including overallotment shares acquired by HighCape’s underwriters, the “Public Stockholders”), and HighCape may disburse monies from the Trust Account only in the express circumstances described in the Prospectus. For and in consideration of HighCape entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its Representatives that, notwithstanding the foregoing or anything to the contrary in this Agreement, none of the Company nor any of it Representatives does now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between HighCape or any of its Representatives, on the one hand, and, the Company or any of its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Trust Account Released Claims”). The Company, on its own behalf and on behalf of its Representatives, hereby irrevocably waives any Trust Account Released Claims that it or any of its Representatives may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, or Contracts with HighCape or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of any agreement with HighCape or its Affiliates).
* * * * *

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
HIGHCAPE CAPITAL ACQUISITION CORP.
By:
/s/ Kevin Rakin

Name: Kevin Rakin
Title:    Chief Executive Officer
TENET MERGER SUB, INC.
By:
/s/ Kevin Rakin

Name: Kevin Rakin
Title:    Chief Executive Officer
[Signature Page to Business Combination Agreement]

IN WITNESS WHEREOF, each of the Parties has caused this Business Combination Agreement to be duly executed on its behalf as of the day and year first above written.
QUANTUM-SI INCORPORATED
By:
/s/ Jonathan M. Rothberg

Name: Jonathan M. Rothberg
Title:    Executive Chairman
[Signature Page to Business Combination Agreement]

Schedule A
PIPE Investors
[See attached.]

Schedule B
Supporting Company Persons
1.
Jonathan Rothberg

2.
23rd Century Capital LLC

3.
Jonathan M. Rothberg Children’s Trust 2012

Schedule C
Required Governing Documents Proposals
Charter Amendment Proposal A — Under the proposed Amended and Restated Certificate of Incorporation (the “Proposed Charter”), upon the filing of the Proposed Charter, Quantum-Si Incorporated (“New Quantum-Si”) will be authorized to issue 628,000,000 shares of capital stock, consisting of (i) 600,000,000 shares of its Class A common stock, par value $0.0001 per share (“New Quantum-Si Class A common stock”), (ii) 27,000,000 shares of its Class B common stock, par value $0.0001 (“New Quantum-Si Class B common stock”), and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share, as opposed to the Amended and Restated Certificate of Incorporation of HighCape Acquisition Corp. as of immediately prior to the filing of the Proposed Charter (the “Current Charter”), which authorizes HighCape to issue 401,000,000 shares of capital stock, consisting of (a) 400,000,000 shares of common stock, including 380,000,000 shares of HighCape Class A Common Stock, par value $0.0001 per share, and 20,000,000 shares of HighCape Class B Common Stock, par value $0.0001 per share, and (b) 1,000,000 shares of HighCape preferred stock, par value $0.0001 per share;
Charter Amendment Proposal B — Under the Proposed Charter, holders of shares of New Quantum-Si Class A common stock will be entitled to cast one vote per share of New Quantum-Si Class A common stock and holders of shares of New Quantum-Si Class B common stock will be entitled to cast 20 votes per share of New Quantum-Si Class B common stock on each matter properly submitted to New Quantum-Si’s stockholders entitled to vote, as opposed to the Current Charter, which provides that each share of HighCape Class A Common Stockand HighCape Class B Common Stockis entitled to one vote per share on each matter properly submitted to HighCape’s stockholders entitled to vote;
Charter Amendment Proposal C — Under the Proposed Charter, any action required or permitted to be taken by the stockholders of New Quantum-Si may be taken by written consent until the time the issued and outstanding shares of New Quantum-Si Class B common stock represent less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, as opposed to the Bylaws of HighCape, which permit holders of HighCape capital stock to take stockholder action by written consent;
Charter Amendment Proposal D — Amendments to certain provisions of the Proposed Charter relating to the rights of New Quantum-Si Class A common stock and New Quantum-Si Class B common stock will require (i) so long as any shares of New Quantum-Si Class B common stock remain outstanding, the affirmative vote of the holders of at least two-thirds of the outstanding shares of New Quantum-Si Class B common stock, voting as a separate class, (ii) so long as any shares of New Quantum-Si Class A common stock remain outstanding, the affirmative vote of the holders of a majority of the outstanding shares of New Quantum-Si Class A common stock, voting as a separate class, and (iii) the affirmative vote of the holders of a majority of the voting power of the then outstanding capital stock of New Quantum-Si entitled to vote generally in the election of directors, voting together as a single class, as opposed to the Current Charter, which only requires such an amendment to be approved by stockholders in accordance with Delaware law (except that, prior to HighCape’s initial business combination, amendments to those provisions of the Current Charter relating to an initial business combination require the affirmative vote of the holders of at least 65% of shares of HighCape Class A Common Stockand HighCape Class B Common Stock (collectively, “HighCape Common Stock”) then outstanding);
Charter Amendment Proposal E — The New Quantum-Si Bylaws may be amended, altered or repealed or adopted either (x) by the affirmative vote of a majority of the board of directors of New Quantum-Si (the “New Quantum-Si Board”) present at any regular or special meeting of the New Quantum-Si Board at which a quorum is present or (y) (i) when outstanding New Quantum-Si Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, the affirmative vote of the holders of at least two-thirds of the voting power of the capital stock of New Quantum-Si that would be entitled to vote in the election of directors or, prior to such time, (ii) the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of New Quantum-Si that would be entitled to vote in the election of directors, as opposed to the Bylaws of HighCape, which may be amended by the approval of a majority of the board of directors of HighCape (the “HighCape Board”) or (iii) by the affirmative vote of the holders of a majority of the voting power of all outstanding shares of HighCape Common Stock entitled to vote general in the election of directors;
Charter Amendment Proposal F — The Proposed Charter provides that the number of directors will be fixed and may be modified by the New Quantum-Si Board, provided that the number of directors cannot exceed a certain threshold without the affirmative vote of the holders of (x) at least two-thirds of the voting power of the capital stock of New Quantum-Si that would be entitled to vote in the election of directors when outstanding New Quantum-Si Class B common stock represents less than 50% of the voting power of the then outstanding shares of capital stock of New Quantum-Si that would be entitled to vote for the election of directors, or, prior to such time, (y) a majority of the voting power of the outstanding capital stock of New Quantum-Si that would be entitled to vote in the election of directors, as opposed to the Current Charter, which provides that the number of directors will be determined by the HighCape Board.

Exhibit A
Form of HighCape Certificate of Incorporation
[See Annex B to this Form S-4/A]

Exhibit B
Form of HighCape Bylaws
[See Annex C to this Form S-4/A]

Exhibit C
Forms of PIPE Investor Subscription Agreement
[See attached.]

Execution Version
SUBSCRIPTION AGREEMENT
February 18, 2021
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
Ladies and Gentlemen:
In connection with the proposed business combination (the “Transaction”) between HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), and Quantum-SI Incorporated, a Delaware corporation (“Target”), pursuant to that certain Business Combination Agreement, dated as of February 18, 2021 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Target and certain other parties named therein, the Company is seeking commitments to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”). In connection therewith, the undersigned subscriber (the “Subscriber”) and the Company agree in this subscription agreement (this “Subscription Agreement”) as follows:
1.   Subscription. As of the date written above, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share and on the terms provided for herein. On or about the date of this Subscription Agreement, the Company is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase on the Closing Date (as defined below), inclusive of the Shares, an aggregate amount of up to 42,500,000 shares of Common Stock at the per share Purchase Price.
2.   Closing; Delivery of Shares.
(a)   The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.
(b)   The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. On or prior to the Scheduled Closing Date, the Subscriber shall deliver to the Escrow Account the aggregate Purchase Price for the Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Subscriber of the Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 2(c) below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber.
(c)   On the Closing Date, promptly after the Closing, the Company shall deliver (or cause the delivery of) the Shares in book-entry form with restrictive legends in the amount as set forth on the signature page to the Subscriber as indicated on the signature page. In the event the Transaction Closing does not occur within three (3) business days of the Scheduled Closing Date, unless otherwise instructed by the Subscriber, the Company shall promptly cause the Escrow Agent to return the Purchase Price to the Subscriber.
(d)   Notwithstanding anything to the contrary herein, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing Section 2(b) and (c), the following shall apply: such Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent of the issuance to Subscriber of the Shares on and as of the Closing Date) the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company against delivery by the Company to Subscriber of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of Subscriber and evidence from the Company’s transfer agent of the issuance to Subscriber of the Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within two (2) business days after the anticipated Closing Date specified in the Closing Notice, the Company shall promptly (but in no event later than (1) business day thereafter) return the funds so delivered by Subscriber to the Company by wire transfer in immediately available funds to the account specified by Subscriber, and any book entries shall be deemed cancelled.
3.   Closing Conditions.   In addition to the conditions set forth in Section 2 above:
(a)   The Closing is also subject to the satisfaction or waiver in writing by each party of the conditions that, on the Closing Date:
(i)   no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii)   no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby illegal or then restrains or prohibits the consummation of the transactions contemplated hereby, and
(iii)   all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing).
(b)   The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement; and
(iii)   the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.
(c)   The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or waiver in writing by the Subscriber of the additional conditions that, on the Closing Date:

(i)   all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;
(iii)   the Shares shall have been approved for listing on Nasdaq (as defined below), subject to notice of issuance thereof;
(iv)   no amendment, waiver or modification of any provision of the Transaction Agreement (as the same exists on the date hereof and as provided to the Subscriber) shall have occurred that would materially and adversely affect the Target; and
(v)   there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the Other Subscribers thereunder unless the Subscriber has been offered substantially the same benefits.
4.   Company Representations and Warranties.   The Company represents and warrants to the Subscriber that:
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is validly existing and in good standing under the laws of its jurisdiction of organization.
(b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will be free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Amended and Restated Certificate of Incorporation or bylaws or under the laws of the State of Delaware or under any agreement or other instrument to which it is a party or by which it is otherwise bound.
(c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(d)   The execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with the Nasdaq listing rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would, individually or in the aggregate, have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.
(e)   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than J.P. Morgan Securities LLC (the “Placement Agent”) and Cantor Fitzgerald & Co. in its capacity as a co-placement agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.
(f)   The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
(g)   Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”).
(h)   The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, and neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of Common Stock in the Offering.
(i)   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement.
(j)   The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(k)   Neither the Company nor anyone acting on its behalf has offered the Shares or any similar securities for sale to, or solicited any offer to buy the Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.
(l)   The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance of this Subscription Agreement (including without limitation, the issuance of the Shares), other than(i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 6, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“SEC”) under Regulation D under the Securities Act, and the rules and regulations of the SEC promulgated thereunder, if applicable, (iv) those required by Nasdaq, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, and (vii) the failure of which to obtain would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
(m)   A copy of each report, statement, schedule, prospectus and registration statement filed by the Company prior to the date of this Subscription Agreement (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. The Company has timely filed each SEC Document that the Company was required to file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since its initial registration of the Common Stock with the SEC. As of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.
(n)   As of the date hereof, the authorized share capital of the Company consists of (i) 400,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”) and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof, (i) 11,905,000 shares of Common Stock, 2,875,000 Class B Shares and no Preferred Shares are issued and outstanding, (ii) 3,968,333 warrants, each exercisable to purchase one share of Common Stock at $11.50 per share (“Warrants”), are issued and outstanding, including 125,000 private placement warrants; and (iii) no Common Stock is subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding Common Stock and Class B Shares have been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive or similar rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as (x) set forth above or (y) pursuant to the Subscription Agreements or the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Sub), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (1) the letter agreements entered into by the Company in connection with the Company’s initial public offering on September 3, 2020, pursuant to which HighCape Capital Acquisition LLC and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (2) as contemplated by the Merger Agreement. Other than Class B Shares, which have the anti-dilution rights described in the Company’s amended and restated certificate of incorporation and which such rights will be waived in connection with the Transaction, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (I) the Shares, (II) the shares to be issued pursuant to any Other Subscription Agreement or (III) any other securities to be issued in connection with the Transaction (including, without limitation, any securities to be issued to securityholders of the Company or the Target in connection with the Transaction). As of the date hereof, the Company had no outstanding indebtedness, other than an amount not exceeding the sum of (i) indebtedness disclosed in the SEC Documents and (ii) indebtedness in an aggregate amount which does not exceed $1,000,000.

(o)   Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(p)   The issued and outstanding Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and is listed for trading on Nasdaq under the symbol “CAPA”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Common Stock or prohibit or terminate the listing of the Common Stock on the Nasdaq. The Company has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act. Upon consummation of the Transaction, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act, and the Common Stock, including the Shares, will be listed for trading on Nasdaq.
(q)   The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber that is effecting a pledge of Shares shall not be required to provide the Company with any notice thereof; provided further, that such pledge shall not violate Regulations T, U or X, as applicable, and that neither the Company nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.
(r)   The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber. The Company further understands and acknowledges that neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Common Stock nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
5.   Subscriber Representations, Warranties and Covenants.   The Subscriber represents and warrants to the Company that:
(a)   At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8) or (9) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares. Subscriber is an institutional account as defined in FINRA Rule 4512(c). Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder is intended to meet (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(b)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have not been, and at the Closing will not be, registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
(c)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors (other than those representations, warranties, covenants and agreements included in this Subscription Agreement).
(d)   The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
(e)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Target, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber has conducted its own investigation of the Company, the Target and the Shares and the Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Company (other than those representations, warranties, covenants and agreements of the Company included in this Subscription Agreement) or the Placement Agent, the Subscriber has independently made its own analysis and decision to enter into the Transaction.
(f)   The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under the Securities Act, or any state securities laws. The Subscriber has a substantive pre-existing relationship with the Company, Target or their respective affiliates or the Placement Agent for this Offering of the Shares. Neither the Subscriber, nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.
(g)   The Subscriber acknowledges and agrees that (i) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction, and (ii) the Placement Agent will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction.
(h)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Documents. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.
(i)   Alone, or together with any professional advisor(s), the Subscriber has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.
(j)   In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, Target or the Shares or the offer and sale of the Shares. The Placement Agent shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.
(k)   The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Documents.
(l)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.
(m)   The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or violate (i) any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or (ii) any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, (iii) if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable, except, in the case of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Shares. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(n)   Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
(o)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC

(“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.
(p)   The Subscriber acknowledges that (i) no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Shares, (ii) the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company, and (iii) in connection with the issue and purchase of the Shares, the Placement Agent is acting solely as the Company’s placement agent in connection with the Transaction and is not acting as an underwriter or in any other capacity and the Placement Agent has not acted as the Subscriber’s financial advisor or fiduciary.
6.   Registration Rights.
(a)   The Company agrees that, within forty-five (45) calendar days after the Transaction Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to Subscriber for review at least three (3) business days in advance of filing the Registration Statement, and shall advise Subscriber upon the Registration Statement being declared effective by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement on behalf of Subscribers due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Common Stock by the applicable stockholders or otherwise, such Registration Statement shall register for resale by Subscribers such number of shares of Common Stock, including the Shares, which is equal to the maximum number of shares of Common Stock as is permitted to be registered by the Commission. In such event, the number of shares of Common Stock to be registered for each selling stockholder named in the Registration Statement, including the Subscriber, shall be reduced pro rata among all such selling stockholders. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement without Subscriber’s prior written consent. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain continuously effective until the earlier of (i) five years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold any Shares covered by such Registration Statement, or (iii) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the current reporting requirement preceding a disposition of securities, on the first date on which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold without limitation as to the manner of sale or the amount of such securities that may be sold. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. For as long the Subscriber holds any Shares, the Company will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (when Rule 144 under the Securities Act becomes available to the Company).
(b)   In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Company shall:
(i)   except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;
(ii)   advise Subscriber within three (3) business days:
(A)   of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(B)   of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(C)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may constitute material, nonpublic information regarding the Company;
(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)   use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and
(vi)   use its commercially reasonable efforts (A) to take all other steps necessary to effect and maintain the registration of the Shares contemplated hereby and to enable the Subscriber to sell the Shares under Rule 144 and (B) for so long as the Subscriber holds Shares, to timely file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.
(c)   Notwithstanding anything to the contrary contained herein, the Company may delay filing or suspend the use of any such registration statement if it determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto or a supplement to the related prospectus would be needed, or if the Company’s board of directors, upon advice of legal counsel, reasonably believes such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company and with respect to which the Company has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, that (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than thirty (30) consecutive days or more than a total of sixty (60) days or more than two (2) times, in each case in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (1) immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives (A) (i) copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and (ii) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (2) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law, subpoena or regulatory request or requirement. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of a Suspension Event, provide Subscriber with any material, nonpublic information regarding the Company (other than to the extent that providing notice to Subscriber of the occurrence of a Suspension Event may itself constitute material, nonpublic information regarding the Company). If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion, destroy all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (x) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) copies stored electronically on archival servers as a result of automatic data back-up.
(d)   In connection with any sale, assignment, transfer or other disposition of the Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, if requested by Subscriber, the Company shall cause the Transfer Agent for the Shares to remove any restrictive legends related to the book entry account holding such Shares and to make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from Subscriber. In connection therewith, if required by the Transfer Agent, the Company shall promptly cause an opinion of counsel to be delivered to and maintained with the Transfer Agent, together with any other authorizations, certificates and directions required by the Transfer Agent that authorize and direct the Transfer Agent to issue such Shares without any such restrictive legend. Subscriber may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (A) are subject to or (B) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from Subscriber, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
(e)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6(d)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.
(f)   The Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
(g)   Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber under this Section 6(e) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.

(h)   Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and in no event shall the liability of Subscriber under this Section 6(g) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
7.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to August 17, 2021; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement and the indemnification provisions contained in Section 6 hereof will survive any termination of this Subscription Agreement and continue indefinitely. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. If any termination hereof occurs after the delivery by the Subscriber of the aggregate Purchase Price for the Shares, the Company shall promptly (but not later than one business day thereafter) return the aggregate Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.
8.   Trust Account Waiver.   The Subscriber acknowledges and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the final prospectus dated September 30, 2020 relating to the Company’s initial public offering, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that, notwithstanding anything to the contrary in this Subscription Agreement, the Subscriber does not now, or shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, nor shall the Subscriber make any claim against the Trust Account (including any distributions therefrom), in connection with or relating in any way to this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”); provided however, that nothing in this Section 8 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that the Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of any Common Stock acquired by Subscriber by any means other than pursuant to this Subscription Agreement. The Subscriber hereby irrevocably waives any Released Claims that the Subscriber may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever in respect of the Released Claims (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and the Subscriber further intends and understands such waiver to be valid, binding and enforceable against the Subscriber under applicable law.
9.   Miscellaneous.
(a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or account managed or advised by the same investment manager or advised by the same investment advisor as the Subscriber, provided further, that the Subscriber shall provide notice to the Company upon such transfer. and any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the consummation of the Transaction).
(b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares as may reasonably be requested, and the Subscriber shall promptly provide such information to the Company upon such request, provided that the Company agrees to keep any such information provided by Subscriber confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.
(c)   The Subscriber acknowledges that the Company, the Placement Agent, and the Target (following the Closing) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect. The Subscriber agrees that the purchase by the Subscriber of Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Subscriber acknowledges and agrees that each of the Placement Agent and the Target (following the Closing) is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement, and that the Target (following the Closing) is otherwise an express third party beneficiary of this Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto. The Company acknowledges and agrees that the Placement Agent is a third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 4 of this Subscription Agreement. The Company and the Subscriber also acknowledge and agree that the persons named in Sections 6(f) through 6(h) hereof shall be intended third party beneficiaries of such provisions. Except as expressly set forth in this Subscription Agreement, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(d)   Each of the Company and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).
(e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(f)   This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.
(g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Subscriber in connection with the Offering).
(h)   This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(j)   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l)   THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES

ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
(m)   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:	with copies (which shall not constitute notice) to:
HighCape Capital Acquisition Corp. 452 Fifth Avenue, 21st Floor New York, NY 10018 Attn: Kevin Rakin Email: kevin.rakin@highcape.com Telephone No.: (646) 793-3510	White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Attn: Joel L. Rubinstein Email: joel.rubinstein@whitecase.com Telephone No.: (212) 819-7642

Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.

(n)   The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, HighCape Capital Acquisition LLC.
(o)   At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.
(p)   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other

Subscriber under this Subscription Agreement or the Other Subscription Agreements or other investor. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber, the Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
10.   Non-Reliance and Exculpation.   The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
11.   [RESERVED.]
12.   Disclosure.   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, nonpublic information that the Company has provided to the Subscriber or any of the Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, the Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of the Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Subscriber, except as required by the federal securities laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure. The Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).
{SIGNATURE PAGES FOLLOW}

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
HighCape Capital Acquisition Corp.
By:

Name:
Matt Zuga

Title:
Chief Financial Officer and
Chief Operating Officer

[Signature Page to Subscription Agreement]

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}
IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.
Name(s) of Subscriber:
Signature of Authorized Signatory of Subscriber:
Name of Authorized Signatory:
Title of Authorized Signatory:
Address for Notice to Subscriber:

Attention:
Email:
Facsimile No.:
Telephone No.:
Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount: $
Number of Shares:
EIN Number:

Exhibit A
Accredited Investor Questionnaire
Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.
The undersigned represents and warrants that the undersigned is an institutional “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):
      (i)
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

      (ii)
A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

      (iii)
An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;

      (iv)
An insurance company as defined in section 2(13) of the Exchange Act;

      (v)
An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

      (vi)
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

      (vii)
A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

      (viii)
A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

      (ix)
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

      (x)
A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

      (xi)
An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

      (xii)
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

      (xiii)
A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person

A-1

who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
      (xiv)
A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

      (xv)
An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

      (xvi)
An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

      (xvii)
The Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

2.1   Type of the Subscriber. Indicate the form of entity of the Subscriber:
☐ Limited Partnership	☐ General Partnership
☐ Corporation	☐ Revocable Trust
☐ Other Type of Trust (indicate type):
☐ Other (indicate form of organization):
2.2.1   Indicate the approximate date the Subscriber entity was formed:                  .
2.2.2   Initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.
                       True
                       False
If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.
Subscriber:
Subscriber Name:

By:

Signatory Name:
Signatory Title:

A-2

SUBSCRIPTION AGREEMENT
February 18, 2021
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
Ladies and Gentlemen:
In connection with the proposed business combination (the “Transaction”) between HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), and Quantum-SI Incorporated, a Delaware corporation (“Target”), pursuant to that certain Business Combination Agreement, dated as of February 18, 2021 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Target and certain other parties named therein, the Company is seeking commitments to purchase shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $10.00 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”). In connection therewith, the undersigned subscriber (the “Subscriber”) and the Company agree in this subscription agreement (this “Subscription Agreement”) as follows:
1.   Subscription.   As of the date written above, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share and on the terms provided for herein. On or about the date of this Subscription Agreement, the Company is entering into subscription agreements substantially similar to this Subscription Agreement (the “Other Subscription Agreements” and together with the Subscription Agreement, the “Subscription Agreements”) with certain other qualified purchasers, institutional buyers and accredited investors (the “Other Subscribers” and together with Subscriber, the “Subscribers”), pursuant to which such Other Subscribers have agreed to purchase on the Closing Date (as defined below), inclusive of the Shares, an aggregate amount of up to 42,500,000 shares of Common Stock at the per share Purchase Price.
2.   Closing; Delivery of Shares.
(a)   The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.
(b)   The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. On or prior to the Scheduled Closing Date, the Subscriber shall deliver to the Escrow Account the aggregate Purchase Price for the Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Subscriber of the Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 2(c) below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber.
(c)   On the Closing Date, promptly after the Closing, the Company shall deliver (or cause the delivery of) the Shares in book-entry form with restrictive legends in the amount as set forth on the signature page to the Subscriber as indicated on the signature page. In the event the Transaction Closing does not occur within three (3) business days of the Scheduled Closing Date, unless otherwise instructed by the Subscriber, the Company shall promptly cause the Escrow Agent to return the Purchase Price to the Subscriber.

3.   Closing Conditions.   In addition to the conditions set forth in Section 2 above:
(a)   The Closing is also subject to the satisfaction or waiver in writing by each party of the conditions that, on the Closing Date:
(i)   no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii)   no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby illegal or then restrains or prohibits the consummation of the transactions contemplated hereby, and
(iii)   all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing).
(b)   The obligations of the Company to consummate the Closing are also subject to the satisfaction or waiver in writing by the Company of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement; and
(iii)   the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.
(c)   The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or waiver in writing by the Subscriber of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;
(iii)   the Shares shall have been approved for listing on Nasdaq (as defined below), subject to notice of issuance thereof;
(iv) no amendment, waiver or modification of any provision of the Transaction Agreement (as the same exists on the date hereof and as provided to the Subscriber) shall have occurred that would materially and adversely affect the Target; and
(v)   there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the Other Subscribers thereunder unless the Subscriber has been offered substantially the same benefits.

2

4.   Company Representations and Warranties.   The Company represents and warrants to the Subscriber that:
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is validly existing and in good standing under the laws of its jurisdiction of organization.
(b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will be free and clear of all liens or other restrictions (other than those arising under applicable securities laws) and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Amended and Restated Certificate of Incorporation or bylaws or under the laws of the State of Delaware or under any agreement or other instrument to which it is a party or by which it is otherwise bound.
(c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(d)   The execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with the Nasdaq listing rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would, individually or in the aggregate, have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with this Subscription Agreement.
(e)   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than J.P. Morgan Securities LLC (the “Placement Agent”) and Cantor Fitzgerald & Co. in its capacity as a co-placement agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.
(f)   The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
(g)   Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”).
(h)   The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, and neither the Company nor any person acting

3

on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of Common Stock in the Offering.
(i)   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect or affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement.
(j)   The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(k)   Neither the Company nor anyone acting on its behalf has offered the Shares or any similar securities for sale to, or solicited any offer to buy the Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.
(l)   The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance of this Subscription Agreement (including without limitation, the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 6, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“SEC”) under Regulation D under the Securities Act, and the rules and regulations of the SEC promulgated thereunder, if applicable, (iv) those required by Nasdaq, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, and (vii) the failure of which to obtain would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.
(m)   A copy of each report, statement, schedule, prospectus and registration statement filed by the Company prior to the date of this Subscription Agreement (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. The Company has timely filed each SEC Document that the Company was required to file with the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), since its initial registration of the Common Stock with the SEC. As of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.

4

(n)   As of the date hereof, the authorized share capital of the Company consists of (i) 400,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”) and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof, (i) 11,905,000 shares of Common Stock, 2,875,000 Class B Shares and no Preferred Shares are issued and outstanding, (ii) 3,968,333 warrants, each exercisable to purchase one share of Common Stock at $11.50 per share (“Warrants”), are issued and outstanding, including 125,000 private placement warrants; and (iii) no Common Stock is subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding Common Stock and Class B Shares have been duly authorized and validly issued, is fully paid and non-assessable and is not subject to preemptive or similar rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights. As of the date hereof, except as (x) set forth above or (y) pursuant to the Subscription Agreements or the Merger Agreement, there are no outstanding options, warrants or other rights to subscribe for, purchase or acquire from the Company any Common Stock or other equity interests in the Company (collectively, “Equity Interests”) or securities convertible into or exchangeable or exercisable for Equity Interests. As of the date hereof, the Company has no subsidiaries other than Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and does not own, directly or indirectly, interests or investments (whether equity or debt) in any person (other than Merger Sub), whether incorporated or unincorporated. There are no stockholder agreements, voting trusts or other agreements or understandings to which the Company is a party or by which it is bound relating to the voting of any Equity Interests, other than (1) the letter agreements entered into by the Company in connection with the Company’s initial public offering on September 3, 2020, pursuant to which HighCape Capital Acquisition LLC and the Company’s executive officers and independent directors agreed to vote in favor of any proposed Business Combination (as defined therein), which includes the Transaction, and (2) as contemplated by the Merger Agreement. Other than Class B Shares, which have the anti-dilution rights described in the Company’s amended and restated certificate of incorporation and which such rights will be waived in connection with the Transaction, there are no securities or instruments issued by or to which the Company is a party containing anti-dilution or similar provisions that will be triggered by the issuance of (I) the Shares, (II) the shares to be issued pursuant to any Other Subscription Agreement or (III) any other securities to be issued in connection with the Transaction (including, without limitation, any securities to be issued to securityholders of the Company or the Target in connection with the Transaction). As of the date hereof, the Company had no outstanding indebtedness, other than an amount not exceeding the sum of (i) indebtedness disclosed in the SEC Documents and (ii) indebtedness in an aggregate amount which does not exceed $1,000,000.
(o)   Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(p)   The issued and outstanding Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and is listed for trading on Nasdaq under the symbol “CAPA”. There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Common Stock or prohibit or terminate the listing of the Common Stock on the Nasdaq. The Company has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act. Upon consummation of the Transaction, the issued and outstanding Common Stock will be registered pursuant to Section 12(b) of the Exchange Act, and the Common Stock, including the Shares, will be listed for trading on Nasdaq.
(q)   The Company acknowledges and agrees that, notwithstanding anything herein to the contrary, the Shares may be pledged by Subscriber in connection with a bona fide margin agreement, provided such pledge shall be (i) pursuant to an available exemption from the registration requirements of the Securities Act or (ii) pursuant to, and in accordance with, a registration statement that is effective under the Securities Act at the time of such pledge, and the Subscriber that is effecting a pledge of Shares shall not be required to provide the Company with any notice thereof; provided further, that such pledge shall not violate

5

Regulations T, U or X, as applicable, and that neither the Company nor their counsel shall be required to take any action (or refrain from taking any action) in connection with any such pledge.
(r)   The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber. The Company further understands and acknowledges that neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Common Stock nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
5.   Subscriber Representations, Warranties and Covenants.   The Subscriber represents and warrants to the Company that:
(a)   At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) an “accredited investor” (within the meaning of Rule 501(a) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares.
(b)   At the time the Subscriber was offered the Shares, it was, and as of the date hereof, is (i) a “qualified purchaser” (within the meaning of Section 2(a)(51) of the Investment Company Act of 1940, as amended (the “Investment Company Act”)) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account or for the account of another qualified purchaser. A “qualified purchaser” (within the meaning of Section 2(a)(51) of the Investment Company Act), is (i) any natural person (including any person who holds a joint, community property, or other similar shared ownership interest in an issuer that is excepted under Section 3(c)(7) of the Investment Company Act with that person’s qualified purchaser spouse) who owns not less than $5,000,000 in investments, as defined by the U.S. Securities and Exchange Commission; (ii) any company that owns not less than $5,000,000 in investments and that is owned directly or indirectly by or for 2 or more natural persons who are related as siblings or spouse (including former spouse), or direct lineal descendants by birth or adoption, spouses of such persons, the estates of such persons, or foundations, charitable organizations, or trusts established by or for the benefit of such persons; (iii) any trust that is not covered by clause (ii) and that was not formed for the specific purpose of acquiring the securities offered, as to which the trustee or other person authorized to make decisions with respect to the trust, and each settlor or other person who has contributed assets to the trust, is a person described in clause (i), (ii) or (iv); or (iv) any person acting for its own account or the accounts of other qualified purchasers, who in the aggregate owns and invests on a discretionary basis, not less than $25,000,000 in investments.
(c)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have not been, and at the Closing will not be, registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear

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the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
(d)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors (other than those representations, warranties, covenants and agreements included in this Subscription Agreement).
(e)   The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
(f)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Target, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber has conducted its own investigation of the Company, the Target and the Shares and the Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Company (other than those representations, warranties, covenants and agreements of the Company included in this Subscription Agreement) or the Placement Agent, the Subscriber has independently made its own analysis and decision to enter into the Transaction.
(g)   The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered to it by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a public offering under the Securities Act, or any state securities laws. The Subscriber has a substantive pre-existing relationship with the Company, Target or their respective affiliates or the Placement Agent for this Offering of the Shares. Neither the Subscriber, nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.
(h)   The Subscriber acknowledges and agrees that (i) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction, and (ii) the Placement Agent will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction.
(i)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Documents. The Subscriber has such knowledge and experience in financial and business matters as to be capable of evaluating the merits

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and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.
(j)   Alone, or together with any professional advisor(s), the Subscriber has analyzed and considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.
(k)   In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, Target or the Shares or the offer and sale of the Shares. The Placement Agent shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.
(l)   The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Documents.
(m)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.
(n)   The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or violate (i) any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or (ii) any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, (iii) if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable, except, in the case of clauses (i) and (ii), as would not reasonably be expected to have, individually or in the aggregate, a Subscriber Material Adverse Effect. For purposes of this Subscription Agreement, a “Subscriber Material Adverse Effect” means an event, change, development, occurrence, condition or effect with respect to Subscriber that would reasonably be expected to have a material adverse effect on Subscriber’s ability to consummate the transactions contemplated hereby, including the purchase of the Shares. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(o)   Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
(p)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to

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the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.
(q)   The Subscriber acknowledges that (i) no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Shares, (ii) the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company, and (iii) in connection with the issue and purchase of the Shares, the Placement Agent is acting solely as the Company’s placement agent in connection with the Transaction and is not acting as an underwriter or in any other capacity and the Placement Agent has not acted as the Subscriber’s financial advisor or fiduciary.
6.   Registration Rights.
(a)   The Company agrees that, within forty-five (45) calendar days after the Transaction Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 60th calendar day (or 90th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to Subscriber for review at least three (3) business days in advance of filing the Registration Statement, and shall advise Subscriber upon the Registration Statement being declared effective by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement on behalf of Subscribers due to limitations on the use of Rule 415 under the Securities Act for the resale of the shares of Common Stock by the applicable stockholders or otherwise, such Registration Statement shall register for resale by Subscribers such number of shares of Common Stock, including the Shares, which is equal to the maximum number of shares of Common Stock as is permitted to be registered by the Commission. In such event, the number of shares of Common Stock to be registered for each selling stockholder named in the Registration Statement, including the Subscriber, shall be reduced pro rata among all such selling stockholders. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement without Subscriber’s prior written consent. The Company agrees that, except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain continuously effective until the earlier of (i) five years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold any Shares covered by such Registration Statement, or (iii) if Rule 144(i) is no longer applicable to the Company or Rule 144(i)(2) is amended to remove the current reporting requirement preceding a disposition of securities, on the first date on which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold without limitation as to the manner of sale or the amount of such securities that may be sold. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations; provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares. For as long the Subscriber holds any Shares, the Company

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will use commercially reasonable efforts to file all reports, and provide all customary and reasonable cooperation, necessary to enable the undersigned to resell the Shares pursuant to Rule 144 under the Securities Act (when Rule 144 under the Securities Act becomes available to the Company).
(b)   In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Company shall:
(i)   except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;
(ii)   advise Subscriber within three (3) business days:
(A)   of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(B)   of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(C)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may constitute material, nonpublic information regarding the Company;
(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;
(v)   use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and
(vi)   use its commercially reasonable efforts (A) to take all other steps necessary to effect and maintain the registration of the Shares contemplated hereby and to enable the Subscriber to sell the Shares under Rule 144 and (B) for so long as the Subscriber holds Shares, to timely file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.
(c)   Notwithstanding anything to the contrary contained herein, the Company may delay filing or suspend the use of any such registration statement if it determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment

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thereto or a supplement to the related prospectus would be needed, or if the Company’s board of directors, upon advice of legal counsel, reasonably believes such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company and with respect to which the Company has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, that (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than thirty (30) consecutive days or more than a total of sixty (60) days or more than two (2) times, in each case in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (1) immediately discontinue offers and sales of the Shares under the Registration Statement (excluding, for the avoidance of doubt, sales conducted pursuant to Rule 144) until the Subscriber receives (A) (i) copies of a supplemental or amended prospectus (which the Company agrees to promptly prepare) that corrects the misstatement(s) or omission(s) referred to above and (ii) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (2) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law, subpoena or regulatory request or requirement. Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of a Suspension Event, provide Subscriber with any material, nonpublic information regarding the Company (other than to the extent that providing notice to Subscriber of the occurrence of a Suspension Event may itself constitute material, nonpublic information regarding the Company). If so directed by the Company, the Subscriber will deliver to the Company or, in the Subscriber’s sole discretion, destroy all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (x) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) copies stored electronically on archival servers as a result of automatic data back-up.
(d)   In connection with any sale, assignment, transfer or other disposition of the Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, if requested by Subscriber, the Company shall cause the Company’s transfer agent (the “Transfer Agent”) for the Shares to remove any restrictive legends related to the book entry account holding such Shares and to make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within two (2) trading days of any such request therefor from Subscriber. In connection therewith, if required by the Transfer Agent, the Company shall promptly cause an opinion of counsel to be delivered to and maintained with the Transfer Agent, together with any other authorizations, certificates and directions required by the Transfer Agent that authorize and direct the Transfer Agent to issue such Shares without any such restrictive legend. Subscriber may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (A) are subject to or (B) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to the foregoing, the Company shall, in accordance with the provisions of this section and within two (2) trading days of any request therefor from Subscriber, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.

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(e)   Subscriber may deliver written notice (an “Opt-Out Notice”) to the Company requesting that Subscriber not receive notices from the Company otherwise required by this Section 6; provided, however, that Subscriber may later revoke any such Opt-Out Notice in writing. Following receipt of an Opt-Out Notice from Subscriber (unless subsequently revoked), (i) the Company shall not deliver any such notices to Subscriber and Subscriber shall no longer be entitled to the rights associated with any such notice and (ii) each time prior to Subscriber’s intended use of an effective Registration Statement, Subscriber will notify the Company in writing at least two (2) business days in advance of such intended use, and if a notice of a Suspension Event was previously delivered (or would have been delivered but for the provisions of this Section 6(d)) and the related suspension period remains in effect, the Company will so notify Subscriber, within one (1) business day of Subscriber’s notification to the Company, by delivering to Subscriber a copy of such previous notice of Suspension Event, and thereafter will provide Subscriber with the related notice of the conclusion of such Suspension Event promptly following its availability.
(f)   The Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
(g)   Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber under this Section 6(e) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
(h)   Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless in such indemnified

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party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and in no event shall the liability of Subscriber under this Section 6(g) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
7.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to August 17, 2021; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement and the indemnification provisions contained in Section 6 hereof will survive any termination of this Subscription Agreement and continue indefinitely. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. If any termination hereof occurs after the delivery by the Subscriber of the aggregate Purchase Price for the Shares, the Company shall promptly (but not later than one business day thereafter) return the aggregate Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.
8.   Trust Account Waiver.   The Subscriber acknowledges and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the final prospectus dated September 30, 2020 relating to the Company’s initial public offering, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that, notwithstanding anything to the contrary in this Subscription Agreement, the Subscriber does not now, or shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, nor shall the Subscriber make any claim against the Trust Account (including any distributions therefrom), in

13

connection with or relating in any way to this Subscription Agreement, regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”); provided however, that nothing in this Section 8 shall (i) serve to limit or prohibit Subscriber’s right to pursue a claim against the Company for legal relief against assets held outside the Trust Account (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company), for specific performance or other equitable relief, (ii) serve to limit or prohibit any claims that the Subscriber may have in the future against the Company’s assets or funds that are not held in the Trust Account (including any funds that have been released from the Trust Account and any assets that have been purchased or acquired with any such funds) (so long as such claim would not affect the Company’s ability to fulfill its obligation to effectuate any redemption right with respect to any securities of the Company) or (iii) be deemed to limit the Subscriber’s right, title, interest or claim to the Trust Account by virtue of the Subscriber’s record or beneficial ownership of Common Stock of the Company acquired by any means other than pursuant to this Subscription Agreement, including but not limited to any right to distributions from the Trust Account in accordance with the Company’s amended and restated certificate of incorporation in respect of any redemptions by Subscriber of any Common Stock acquired by Subscriber by any means other than pursuant to this Subscription Agreement. The Subscriber hereby irrevocably waives any Released Claims that the Subscriber may have against the Trust Account (including any distributions therefrom) now or in the future and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever in respect of the Released Claims (including for an alleged breach of this Subscription Agreement or any other agreement with the Company or its affiliates). The Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and the Subscriber further intends and understands such waiver to be valid, binding and enforceable against the Subscriber under applicable law.
9.   Miscellaneous.
(a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or account managed or advised by the same investment manager or advised by the same investment advisor as the Subscriber, provided further, that the Subscriber shall provide notice to the Company upon such transfer. and any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the consummation of the Transaction).
(b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares as may reasonably be requested, and the Subscriber shall promptly provide such information to the Company upon such request, provided that the Company agrees to keep any such information provided by Subscriber confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.
(c)   The Subscriber acknowledges that the Company, the Placement Agent, and the Target (following the Closing) will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the Subscriber’s acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate in any material respect. The Subscriber agrees that the purchase by the Subscriber of Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Subscriber acknowledges and agrees that each of the Placement Agent and the Target (following the Closing) is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement, and that the Target (following the Closing) is otherwise an express third party beneficiary of this Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto.

14

The Company acknowledges and agrees that the Placement Agent is a third-party beneficiary of the representations, warranties and covenants of the Company contained in Section 4 of this Subscription Agreement. The Company and the Subscriber also acknowledge and agree that the persons named in Sections 6(f) through 6(h) hereof shall be intended third party beneficiaries of such provisions. Except as expressly set forth in this Subscription Agreement, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(d)   Each of the Company and the Subscriber is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a form of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld, conditioned or delayed).
(e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(f)   This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.
(g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Subscriber in connection with the Offering).
(h)   This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(j)   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l)   THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
(m)   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email,

15

with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

If to the Company, to:	with copies (which shall not constitute notice) to:
HighCape Capital Acquisition Corp. 452 Fifth Avenue, 21st Floor New York, NY 10018 Attn: Kevin Rakin Email: kevin.rakin@highcape.com Telephone No.: (646) 793-3510	White & Case LLP 1221 Avenue of the Americas New York, NY 10020 Attn: Joel L. Rubinstein Email: joel.rubinstein@whitecase.com Telephone No.: (212) 819-7642
Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.

(n)   The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, HighCape Capital Acquisition LLC.
(o)   At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.
(p)   The obligations of Subscriber under this Subscription Agreement are several and not joint with the obligations of any Other Subscriber or any other investor under the Other Subscription Agreements, and Subscriber shall not be responsible in any way for the performance of the obligations of any Other Subscriber under this Subscription Agreement or the Other Subscription Agreements or other investor. The decision of Subscriber to purchase Shares pursuant to this Subscription Agreement has been made by Subscriber independently of any Other Subscriber or any other investor and independently of any information, materials, statements or opinions as to the business, affairs, operations, assets, properties, liabilities, results of operations, condition (financial or otherwise) or prospects of the Company or any of

16

its subsidiaries which may have been made or given by any Other Subscriber or investor or by any agent or employee of any Other Subscriber or investor, and neither Subscriber nor any of its agents or employees shall have any liability to any Other Subscriber or investor (or any other person) relating to or arising from any such information, materials, statements or opinions. Nothing contained herein or in any Other Subscription Agreement, and no action taken by Subscriber or Other Subscriber or investor pursuant hereto or thereto, shall be deemed to constitute the Subscriber and other investors as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Subscriber, the Other Subscribers or other investors are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated by this Subscription Agreement and the Other Subscription Agreements. Subscriber acknowledges that no Other Subscriber has acted as agent for the Subscriber in connection with making its investment hereunder and no Other Subscriber will be acting as agent of the Subscriber in connection with monitoring its investment in the Shares or enforcing its rights under this Subscription Agreement. Subscriber shall be entitled to independently protect and enforce its rights, including without limitation the rights arising out of this Subscription Agreement, and it shall not be necessary for any Other Subscriber or investor to be joined as an additional party in any proceeding for such purpose.
10.   Non-Reliance and Exculpation.   The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
11.   [RESERVED.]
12.   Disclosure.   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, nonpublic information that the Company has provided to the Subscriber or any of the Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, the Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of the Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Subscriber, except as required by the federal securities laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure. The Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).
{SIGNATURE PAGES FOLLOW}

17

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
HighCape Capital Acquisition Corp.
By:

Name:
Title:
{Signature Page to Subscription Agreement}

IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.
Name(s) of Subscriber:
Signature of Authorized Signatory of Subscriber:
Name of Authorized Signatory:
Title of Authorized Signatory:
Address for Notice to Subscriber:
Attention:
Email:
Facsimile No.:
Telephone No.:
Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount:$
Number of Shares:
EIN Number:

Exhibit A
Accredited Investor Questionnaire
Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.
The undersigned represents and warrants that the undersigned is a “qualified purchaser” as defined in Section 2(a)(51) of the Investment Company Act of 1940 (a “Qualified Purchaser”), as amended, and an “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):
      (i)
A natural person whose net worth, either individually or jointly with such person’s spouse or spousal equivalent, at the time of the Subscriber’s purchase, exceeds $1,000,000;

The term “net worth” means the excess of total assets over total liabilities (including personal and real property, but excluding the estimated fair market value of the Subscriber’s primary home). For the purposes of calculating joint net worth with the person’s spouse or spousal equivalent, joint net worth can be the aggregate net worth of the Subscriber and spouse or spousal equivalent; assets need not be held jointly to be included in the calculation. There is no requirement that securities be purchased jointly.
      (ii)
A natural person who had an individual income in excess of $200,000, or joint income with the Subscriber’s spouse or spousal equivalent in excess of $300,000, in each of the two most recent years and reasonably expects to reach the same income level in the current year;

In determining individual “income,” the Subscriber should add to the Subscriber’s individual taxable adjusted gross income (exclusive of any spousal or spousal equivalent income) any amounts attributable to tax exempt income received, losses claimed as a limited partner in any limited partnership, deductions claimed for depletion, contributions to an IRA or Keogh retirement plan, alimony payments, and any amount by which income from long-term capital gains has been reduced in arriving at adjusted gross income.
      (iii)
A director or executive officer of the Company;

      (iv)
A natural person holding in good standing with one or more professional certifications or designations or other credentials from an accredited educational institution that the U.S. Securities Exchange Commission (“SEC”) has designated as qualifying an individual for accredited investor status;

The SEC has designated the General Securities Representative license (Series 7), the Private Securities Offering Representative license (Series 82) and the Licensed Investment Adviser Representative (Series 65) as the initial certifications that qualify for accredited investor status.
      (v)
A natural person who is a “knowledgeable employee” as defined in Rule 3c-5(a)(4) under the Investment Company Act of 1940 (the “Investment Company Act”), of the issuer of the securities being offered or sold where the issuer would be an investment company, as defined in section 3 of the Investment Company Act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of the Investment Company Act.

      (vi)
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

      (vii)
A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

      (viii)
An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an

A-1

investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;
      (ix)
An insurance company as defined in section 2(13) of the Exchange Act;

      (x)
An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

      (xi)
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

      (xii)
A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

      (xiii)
A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

      (xiv)
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

      (xv)
A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

      (xvi)
An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

      (xvii)
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

      (xviii)
A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;

(xix)
A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

      (xx)
An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

      (xxi)
An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

      (xxii)
A Qualified Purchaser as defined in Section 2(a)(51) of the Investment Company Act of 1940, as amended, and is acquiring the Shares for its own account or for the account of another Qualified Purchaser.

      (xxiii)
The Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

A-2

2.1   Type of the Subscriber.   Indicate the form of entity of the Subscriber:
☐ Individual	☐ Limited Partnership
☐ Corporation	☐ General Partnership
☐ Revocable Trust
☐   Other Type of Trust (indicate type):
☐   Other (indicate form of organization):
2.2.1   If the Subscriber is not an individual, indicate the approximate date the Subscriber entity was formed:                  .
2.2.2   If the Subscriber is not an individual, initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.
      True
       False
If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.
Subscriber:
Subscriber Name:

By:

Signatory Name:
Signatory Title:

A-3

Exhibit D
Form of Subscription Agreement
[See attached.]

FORM OF SUBSCRIPTION AGREEMENT
(Foresite)
February 18, 2021
HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, NY 10018
Quantum-SI Incorporated
530 Old Whitfield Street
Guilford, CT 06437
Ladies and Gentlemen:
In connection with the proposed business combination (the “Transaction”) between HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), and Quantum-SI Incorporated, a Delaware corporation (“Target”), pursuant to that certain Business Combination Agreement, dated as of February 18, 2021 (as it may be amended, the “Transaction Agreement”), by and among, the Company, Target and certain other parties named therein, the Company agrees to sell to the Subscriber, and the Subscriber agrees to purchase from the Company [•] shares of the Company’s Class A Common Stock, par value $0.0001 per share (the “Common Stock”), for a purchase price of $0.001 per share (the “Purchase Price”), in a private placement to be conducted by the Company (the “Offering”). In connection therewith, the Subscriber and the Company agree in this subscription agreement (this “Subscription Agreement”) as follows:
1.   Subscription.   As of the date written above, the Subscriber hereby subscribes for and agrees to purchase from the Company, and the Company agrees to sell and issue to the Subscriber, such number of shares of Common Stock as is set forth on the signature page of this Subscription Agreement (the “Shares”) at the Purchase Price per Share as indicated on the signature page, and on the terms provided for herein. On or about the date of this Subscription Agreement, the Company is entering into subscription agreements at the same price per Share as the Purchase Price (the “Other Subscription Agreements”) with certain other institutional accredited investors affiliated with the Subscriber (the “Other Subscribers”).
2.   Closing; Delivery of Shares.
(a)   The closing of the sale of Shares contemplated hereby (the “Closing”, and the date that the Closing actually occurs, the “Closing Date”) is contingent upon the substantially concurrent consummation of the Transaction (the “Transaction Closing”). The Closing shall occur on the date of, and immediately prior to, the Transaction Closing.
(b)   The Company shall provide written notice (which may be via email) to the Subscriber (the “Closing Notice”) that the Company reasonably expects the Transaction Closing to occur on a date specified in the notice (the “Scheduled Closing Date”) that is not less than five (5) business days from the date of the Closing Notice, which Closing Notice shall contain the Company’s wire instructions for an escrow account (the “Escrow Account”) established by the Company with a third party escrow agent (the “Escrow Agent”) to be identified in the Closing Notice. On or prior to the Scheduled Closing Date, the Subscriber shall deliver to the Escrow Account the aggregate Purchase Price for the Shares subscribed by wire transfer of United States dollars in immediately available funds. Upon the Closing, the Company shall provide instructions to the Escrow Agent to release the funds in the Escrow Account to the Company against delivery to the Subscriber of the Shares, free and clear of any liens or other restrictions whatsoever (other than those arising under state or federal securities laws), in book-entry form as set forth in Section 2(c) below. If this Subscription Agreement is terminated prior to the Closing and any funds have already been sent by the Subscriber to the Escrow Account, then promptly after such termination, the Company will instruct the Escrow Agent to promptly return such funds to the Subscriber.
(c)   On the Closing Date, promptly after the Closing, the Company shall deliver (or cause the delivery of) the Shares in book-entry form with restrictive legends in the amount as set forth on the signature page to the Subscriber as indicated on the signature page. In the event the Transaction Closing does not occur within three (3) business days of the Scheduled Closing Date, unless otherwise instructed by the Subscriber, the Company shall promptly cause the Escrow Agent to return the Purchase Price to the Subscriber.
(d)   Notwithstanding anything to the contrary herein, for any Subscriber that informs the Company (1) that it is an investment company registered under the Investment Company Act of 1940, as amended, (2) that it is advised by an investment adviser subject to regulation under the Investment Advisers Act of 1940, as amended, or (3) that its internal compliance policies and procedures so require it, then, in lieu of the settlement procedures in the foregoing Section 2(b) and (c), the following shall apply: such Subscriber shall deliver at 8:00 a.m. New York City time on the Closing Date (or as soon as practicable following receipt of evidence from the Company’s transfer agent (the “Transfer Agent”) of the issuance to the Subscriber of the Shares on and as of the Closing Date) the Purchase Price for the Shares by wire transfer of United States dollars in immediately available funds to the account specified by the Company against delivery by the Company to the Subscriber of the Shares in book entry form, free and clear of any liens or other restrictions (other than those arising under this Subscription Agreement or applicable securities laws), in the name of the Subscriber and evidence from the Transfer Agent of the issuance to the Subscriber of the Shares on and as of the Closing Date. In the event that the consummation of the Transaction does not occur within three (3) Business Days after the anticipated Closing Date specified in the Closing Notice, the Company shall promptly return the funds so delivered by the Subscriber to the Company by wire transfer in immediately available funds to the account specified by the Subscriber, and any book entries shall be deemed cancelled.
3.   Closing Conditions.   In addition to the conditions set forth in Section 2 above:
(a)   The Closing is also subject to the satisfaction or valid waiver by each party of the conditions that, on the Closing Date:
(i)   no suspension of the qualification of the Shares for offering or sale or trading in any jurisdiction, or initiation or threatening of any proceedings for any of such purposes, shall have occurred;
(ii)   no governmental authority of competent jurisdiction shall have rendered, issued, promulgated, enforced or entered any judgment, order, law, rule or regulation (whether temporary, preliminary or permanent) which is then in effect and which then makes the consummation of the transactions contemplated hereby illegal or then restrains or prohibits the consummation of the transactions contemplated hereby, and
(iii)   all conditions precedent to the Transaction Closing set forth in the Transaction Agreement shall have been satisfied or waived (other than those conditions which, by their nature, are to be satisfied at the Transaction Closing).
(b)   The obligations of the Company to consummate the Closing are also subject to the satisfaction or valid waiver by the Company of the additional conditions that, on the Closing Date:
(i)   all representations and warranties of the Subscriber contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Subscriber shall have delivered the Purchase Price in compliance with the terms of this Subscription Agreement; and
(iii)   the Subscriber shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing.
(c)   The obligations of the Subscriber to consummate the Closing are also subject to the satisfaction or valid waiver by the Subscriber of the additional conditions that, on the Closing Date:

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(i)   all representations and warranties of the Company contained in this Subscription Agreement shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect (as defined herein), which representations and warranties shall be true in all respects) at and as of the Closing Date (except for representations and warranties made as of a specific date, which shall be true and correct in all material respects (other than representations and warranties that are qualified as to materiality or Material Adverse Effect, which representations and warranties shall be true in all respects) as of such date);
(ii)   the Company shall have performed, satisfied and complied in all material respects with all covenants, agreements and conditions required by this Subscription Agreement to be performed, satisfied or complied with by it at or prior to Closing;
(iii)   the Shares shall have been approved for listing on Nasdaq (as defined below), subject to notice of issuance thereof; and
(iv)   there shall have been no amendment, waiver or modification to the Other Subscription Agreements that materially benefits the Other Subscribers thereunder unless the Subscriber has been offered substantially the same benefits.
4.   Company Representations and Warranties.   The Company represents and warrants to the Subscriber that:
(a)   The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. The Company has the corporate power and authority (i) to own, lease and operate its properties and conduct its business as presently conducted and (ii) to enter into, deliver and perform its obligations under this Subscription Agreement, and (iii) is validly existing and in good standing under the laws of its jurisdiction of organization.
(b)   The Shares have been duly authorized and, when issued and delivered to the Subscriber against full payment therefor in accordance with the terms of this Subscription Agreement, the Shares will be validly issued, fully paid and non-assessable and will not have been issued in violation of or subject to any preemptive or similar rights created under the Company’s Amended and Restated Certificate of Incorporation, bylaws or under the laws of the State of Delaware.
(c)   This Subscription Agreement has been duly authorized, executed and delivered by the Company and is enforceable against the Company in accordance with its terms, except as may be limited or otherwise affected by (i) bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other laws relating to or affecting the rights of creditors generally, and (ii) principles of equity, whether considered at law or equity.
(d)   The execution, delivery and performance of this Subscription Agreement, including the issuance and sale of the Shares hereunder, and the compliance by the Company with all of the provisions of this Subscription Agreement and the consummation of the transactions herein will be done in accordance with the Nasdaq listing rules and will not (i) conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, or result in the creation or imposition of any lien, charge or encumbrance upon any of the property or assets of the Company or any of its subsidiaries pursuant to the terms of any indenture, mortgage, deed of trust, loan agreement, license, lease or any other agreement or instrument to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries is bound or to which any of the property or assets of the Company is subject, which would have a material adverse effect on the business, properties, financial condition, stockholders’ equity or results of operations of the Company (a “Material Adverse Effect”) or materially affect the validity of the Shares or the legal authority of the Company to comply in all material respects with the terms of this Subscription Agreement; (ii) result in any violation of the provisions of the organizational documents of the Company; or (iii) result in any violation of any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties that would have a Material Adverse Effect or materially affect the validity of the Shares or the legal authority of the Company to comply with this Subscription Agreement.

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(e)   The Company has not entered into any agreement or arrangement entitling any agent, broker, investment banker, financial advisor or other person to any broker’s or finder’s fee or any other commission or similar fee in connection with the transactions contemplated by this Subscription Agreement for which the Subscriber could become liable. Other than J.P. Morgan Securities LLC (the “Placement Agent”) and Cantor Fitzgerald & Co. in its capacity as a co-placement agent, the Company is not aware of any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with the sale of any shares of Common Stock in the Offering.
(f)   The Company is not, and immediately after receipt of payment for the Shares, will not be, an “investment company” within the meaning of the Investment Company Act of 1940, as amended.
(g)   Assuming the accuracy of the Subscriber’s representations and warranties set forth in Section 5, in connection with the offer, sale and delivery of the Shares in the manner contemplated by this Subscription Agreement, it is not necessary to register the Shares under the Securities Act of 1933, as amended (the “Securities Act”).
(h)   The Shares are not being offered in a manner involving a public offering under, or in a distribution in violation of, the Securities Act or any state securities laws, and neither the Company nor any person acting on its behalf has engaged or will engage in any form of general solicitation or general advertising (within the meaning of Regulation D under the Securities Act) in connection with any offer or sale of Common Stock in the Offering.
(i)   The Company is in compliance with all applicable laws, except where such non-compliance would not reasonably be expected to have an Material Adverse Effect. The Company has not received any written communication from a governmental entity that alleges that the Company is not in compliance with or is in default or violation of any applicable law, except where such non-compliance, default or violation would not, individually or in the aggregate, be reasonably expected to have a Material Adverse Effect.
(j)   The Company is not in default or violation (and no event has occurred which, with notice or the lapse of time or both, would constitute a default or violation) of any term, condition or provision of (i) the Company’s organizational documents, (ii) any loan or credit agreement, note, bond, mortgage, indenture, lease or other agreement, permit, franchise or license to which the Company is now a party or by which the Company’s properties or assets are bound or (iii) any statute or any judgment, order, rule or regulation of any court or governmental agency or body, domestic or foreign, having jurisdiction over the Company or any of its properties, except, in the case of clauses (ii) and (iii), for defaults or violations that have not had and would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.
(k)   Neither the Company nor anyone acting on its behalf has offered the Shares or any similar securities for sale to, or solicited any offer to buy the Shares or any similar securities from, or otherwise approached or negotiated in respect thereof with, any person other than the Subscriber and a limited number of other accredited investors, each of which has been offered the Shares at a private sale for investment. Neither the Company nor anyone acting on its behalf has taken, or will take, any action that would subject the issuance or sale of the Shares to the registration requirements of section 5 of the Securities Act or to the registration requirements of any securities or blue sky laws of any applicable jurisdiction.
(l)   The Company is not required to obtain any consent, waiver, authorization or order of, give any notice to, or make any filing or registration with, any court or other federal, state, local or other governmental authority, self-regulatory organization, or other person in connection with the execution, delivery and performance of this Subscription Agreement (including without limitation, the issuance of the Shares), other than (i) filings required by applicable state securities laws, (ii) the filing of the Registration Statement pursuant to Section 6, (iii) the filing of a Notice of Exempt Offering of Securities on Form D with the United States Securities and Exchange Commission (“SEC”) under Regulation D under the Securities Act, and the rules and regulations of the SEC promulgated thereunder, if applicable, (iv) those required by Nasdaq, including with respect to obtaining stockholder approval, (v) those required to consummate the Transaction as provided under the Transaction Agreement, (vi) the filing of notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, if applicable, and (vii) the failure of which to obtain would not, individually or in the aggregate reasonably be expected to have a Material Adverse Effect.

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(m)   A copy of each report, statement, schedule, prospectus and registration statement filed by the Company prior to the date of this Subscription Agreement (the “SEC Documents”) is available to the undersigned via the SEC’s EDGAR system. As of their respective dates, each of the SEC Documents complied in all material respects with the requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC promulgated thereunder, and none of the SEC Documents, when filed, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The financial statements of the Company included in the SEC Documents comply in all material respects with applicable accounting requirements and the rules and regulations of the SEC with respect thereto as in effect at the time of filing and fairly present in all material respects the financial position of the Company as of and for the dates thereof and the results of operations and cash flows for the periods then ended, subject, in the case of unaudited statements, to normal, year-end audit adjustments. There are no material outstanding or unresolved comments in comment letters from the Staff of the SEC with respect to any of the SEC Documents.
(n)   As of the date hereof, the authorized share capital of the Company consists of (i) 400,000,000 shares of Common Stock, (ii) 20,000,000 shares of Class B common stock, par value $0.0001 per share (“Class B Shares”) and (iii) 1,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Shares”). As of the date hereof, (i) 11,905,000 shares of Common Stock, 2,875,0000 Class B Shares and no Preferred Shares are issued and outstanding, (ii) 3,968,333 warrants, each exercisable to purchase one share of Common Stock at $11.50 per share (“Warrants”), are issued and outstanding, including 135,000 private placement warrants; and (iii) no shares of Common Stock are subject to issuance upon exercise of outstanding options. No Warrants are exercisable on or prior to the Closing. All (A) issued and outstanding Common Stock and Class B Shares have been duly authorized and validly issued, is fully paid and non-assessable and are not subject to preemptive or similar rights and (B) outstanding Warrants have been duly authorized and validly issued, are fully paid and are not subject to preemptive or similar rights.
(o)   Except for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, there is no (i) suit, action, claim, proceeding or arbitration before a governmental authority or arbitrator pending, or, to the knowledge of the Company, threatened against the Company or (ii) judgment, decree, injunction, ruling or order of any governmental authority or arbitrator outstanding against the Company.
(p)   The issued and outstanding Common Stock is registered pursuant to Section 12(b) of the Exchange Act, and are listed for trading on Nasdaq under the symbol “CAPA.” There is no suit, action, proceeding or investigation pending or, to the knowledge of the Company, threatened against the Company by the Nasdaq or the SEC with respect to any intention by such entity to deregister the Common Stock or prohibit or terminate the listing of the Common Stock on the Nasdaq. The Company has taken no action that is designed to terminate the registration of the Common Stock under the Exchange Act.
(q)   The Company understands that the foregoing representations and warranties shall be deemed material to and have been relied upon by the Subscriber.
5.   Subscriber Representations, Warranties and Covenants.   The Subscriber represents and warrants to the Company that:
(a)   At the time the Subscriber was offered the Shares, it was, and as of the date hereof, the Subscriber is (i) is a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an institutional “accredited investor” (within the meaning of Rule 501(a)(1), (2), (3), (7), (8) or (9) of Regulation D under the Securities Act) as indicated in the questionnaire attached as Exhibit A hereto, and (ii) acquiring the Shares only for its own account and not for the account of others, and not on behalf of any other account or person or with a view to, or for offer or sale in connection with, any distribution thereof in violation of the Securities Act. The Subscriber is not an entity formed for the specific purpose of acquiring the Shares. Subscriber is an institutional account as defined in FINRA Rule 4512(c). Subscriber understands and acknowledges that the purchase and sale of the Shares hereunder meets (i) the exemptions from filing under FINRA Rule 5123(b)(1)(A) and (ii) the institutional customer exemption under FINRA Rule 2111(b).
(b)   The Subscriber understands that the Shares are being offered in a transaction not involving any public offering within the meaning of the Securities Act and that the Shares delivered at the Closing have

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not been, and will not be, registered under the Securities Act. The Subscriber understands that the Shares may not be resold, transferred, pledged or otherwise disposed of by the Subscriber absent an effective registration statement under the Securities Act except (i) to the Company or a subsidiary thereof, (ii) to non-U.S. persons pursuant to offers and sales that occur outside the United States within the meaning of Regulation S under the Securities Act or (iii) pursuant to another applicable exemption from the registration requirements of the Securities Act, and in each of cases (i) and (iii) in accordance with any applicable securities laws of the states and other jurisdictions of the United States, and that any certificates (if any) or any book-entry shares representing the Shares delivered at the Closing shall contain a legend or restrictive notation to such effect. The Subscriber acknowledges that the Shares will not be eligible for resale pursuant to Rule 144A promulgated under the Securities Act. The Subscriber further acknowledges that the Shares will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the SEC reflecting its status as an entity that is not a shell company. The Subscriber understands and agrees that the Shares will be subject to transfer restrictions and, as a result of these transfer restrictions, the Subscriber may not be able to readily resell the Shares and may be required to bear the financial risk of an investment in the Shares for an indefinite period of time. The Subscriber understands that it has been advised to consult legal counsel prior to making any offer, resale, pledge or transfer of any of the Shares.
(c)   The Subscriber understands and agrees that the Subscriber is purchasing Shares directly from the Company. The Subscriber further acknowledges that there have been no representations, warranties, covenants and agreements made to the Subscriber by the Company, or any of its officers or directors, expressly (other than those representations, warranties, covenants and agreements included in this Subscription Agreement) or by implication.
(d)   The Subscriber’s acquisition and holding of the Shares will not constitute or result in a non-exempt prohibited transaction under Section 406 of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or any applicable similar law.
(e)   The Subscriber acknowledges and agrees that the Subscriber has received such information as the Subscriber deems necessary in order to make an investment decision with respect to the Shares. Without limiting the generality of the foregoing, the Subscriber acknowledges that it has received and carefully reviewed the following items (collectively, the “Disclosure Documents”): (i) the SEC Documents, (ii) the Transaction Agreement, a copy of which will be filed by the Company with the SEC and (iii) the investor presentation by the Company and the Target, a copy of which will be furnished by the Company to the SEC. The undersigned understands the significant extent to which certain of the disclosures contained in item (i) above shall not apply following the Transaction Closing. The Subscriber represents and agrees that the Subscriber and the Subscriber’s professional advisor(s), if any, have had the full opportunity to ask the Company’s management questions, receive such answers and obtain such information as the Subscriber and such Subscriber’s professional advisor(s), if any, have deemed necessary to make an investment decision with respect to the Shares. The Subscriber has conducted its own investigation of the Company, the Target and the Shares and the Subscriber has made its own assessment and has satisfied itself concerning the relevant tax and other economic considerations relevant to its investment in the Shares. Based on such information as the Subscriber has deemed appropriate and without reliance upon the Company or the Placement Agent, the Subscriber has independently made its own analysis and decision to enter into the Transaction. The Subscriber further acknowledges that the information contained in the Disclosure Documents is subject to change, and that any changes to the information contained in the Disclosure Documents, including any changes based on updated information or changes in terms of the Transaction, shall in no way affect the Subscriber’s obligation to purchase the Shares hereunder, except as otherwise provided herein.
(f)   The Subscriber became aware of this Offering of the Shares solely by means of direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent, and the Shares were offered to the Subscriber solely by direct contact between the Subscriber and the Company, the Placement Agent or a representative of the Company or the Placement Agent. The Subscriber acknowledges that the Company represents and warrants that the Shares (i) were not offered by any form of general solicitation or general advertising and (ii) are not being offered in a manner involving a

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public offering under, or in a distribution in violation of, the Securities Act, or any state securities laws. The Subscriber has a substantive pre-existing relationship with the Company, Target or their respective affiliates or the Placement Agent for this Offering of the Shares. Neither the Subscriber, nor any of its directors, officers, employees, agents, stockholders or partners has either directly or indirectly, including through a broker or finder, (i) to its knowledge, engaged in any general solicitation, or (ii) published any advertisement in connection with the Offering.
(g)   The Subscriber acknowledges and agrees that (i) the Placement Agent has not made and will not make any representation or warranty, whether express or implied, of any kind or character and has not provided any advice or recommendation in connection with the Transaction, and (ii) the Placement Agent will have no responsibility with respect to (A) any representations, warranties or agreements made by any person or entity under or in connection with the Transaction or any of the documents furnished pursuant thereto or in connection therewith, or the execution, legality, validity or enforceability (with respect to any person) or any thereof, or (B) the business, affairs, financial condition, operations, properties or prospects of, or any other matter concerning the Company or the Transaction.
(h)   The Subscriber acknowledges that it is aware that there are substantial risks incident to the purchase and ownership of the Shares, including those set forth in the SEC Documents. The Subscriber is able to fend for itself in the transactions contemplated herein and has such knowledge and experience in financial and business matters as to be capable of evaluating the merits and risks of an investment in the Shares, and the Subscriber has sought such accounting, legal and tax advice as the Subscriber has considered necessary to make an informed investment decision.
(i)   Alone, or together with any professional advisor(s), the Subscriber has adequately analyzed and fully considered the risks of an investment in the Shares and determined that the Shares are a suitable investment for the Subscriber and that the Subscriber is able at this time and in the foreseeable future to bear the economic risk of a total loss of the Subscriber’s investment in the Company. The Subscriber acknowledges specifically that a possibility of total loss exists.
(j)   In making its decision to purchase the Shares, the Subscriber has relied solely upon independent investigation made by the Subscriber and the representations and warranties of the Company set forth herein. Without limiting the generality of the foregoing, the Subscriber has not relied on any statements or other information provided by the Placement Agent concerning the Company, Target or the Shares or the offer and sale of the Shares. The Placement Agent shall not have any liability or obligation (including without limitation, for or with respect to any losses, claims, damages, obligations, penalties, judgments, awards, liabilities, costs, expenses or disbursements incurred by the Subscriber, the Company or any other person or entity), whether in contract, tort or otherwise, to the Subscriber, or to any person claiming through the Subscriber, in respect of the Transaction.
(k)   The Subscriber understands and agrees that no federal or state agency has passed upon or endorsed the merits of this Offering of the Shares or made any findings or determination as to the fairness of this investment or the accuracy or adequacy of the SEC Documents.
(l)   The Subscriber has been duly formed or incorporated and is validly existing in good standing under the laws of its jurisdiction of incorporation or formation.
(m)   The execution, delivery and performance by the Subscriber of this Subscription Agreement are within the powers of the Subscriber, have been duly authorized and will not constitute or result in a breach or default under or conflict with any federal or state statute, rule or regulation applicable to the Subscriber, any order, ruling or regulation of any court or other tribunal or of any governmental commission or agency, or any agreement or other undertaking, to which the Subscriber is a party or by which the Subscriber is bound, and, if the Subscriber is not an individual, will not violate any provisions of the Subscriber’s charter documents, including its incorporation or formation papers, bylaws, indenture of trust or partnership or operating agreement, as may be applicable. The signature on this Subscription Agreement is genuine, and the signatory, if the Subscriber is an individual, has legal competence and capacity to execute the same or, if the Subscriber is not an individual the signatory has been duly authorized to execute the same, and this Subscription Agreement constitutes a legal, valid and binding obligation of the Subscriber, enforceable against the Subscriber in accordance with its terms.

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(n)   Neither the due diligence investigation conducted by the Subscriber in connection with making its decision to acquire the Shares nor any representations and warranties made by the Subscriber herein shall modify, amend or affect the Subscriber’s right to rely on the truth, accuracy and completeness of the Company’s representations and warranties contained herein.
(o)   The Subscriber is not (i) a person or entity named on the List of Specially Designated Nationals and Blocked Persons administered by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”) or in any Executive Order issued by the President of the United States and administered by OFAC (“OFAC List”), or a person or entity prohibited by any OFAC sanctions program, (ii) a Designated National as defined in the Cuban Assets Control Regulations, 31 C.F.R. Part 515, or (iii) a non-U.S. shell bank or providing banking services indirectly to a non-U.S. shell bank. The Subscriber agrees to provide law enforcement agencies, if requested thereby, such records as required by applicable law, provided that the Subscriber is permitted to do so under applicable law. If the Subscriber is a financial institution subject to the Bank Secrecy Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act of 2001, and its implementing regulations (collectively, the “BSA/PATRIOT Act”), the Subscriber maintains policies and procedures reasonably designed to comply with applicable obligations under the BSA/PATRIOT Act. To the extent required, it maintains policies and procedures reasonably designed for the screening of its investors against the OFAC sanctions programs, including the OFAC List. To the extent required, it maintains policies and procedures reasonably designed to ensure that the funds held by the Subscriber and used to purchase the Shares were legally derived.
(p)   The Subscriber acknowledges that (i) no disclosure or offering document has been prepared by the Placement Agent in connection with the offer and sale of the Shares, (ii) the Placement Agent and each of its members, directors, officers, employees, representatives and controlling persons have made no independent investigation with respect to the Company or the Shares or the accuracy, completeness or adequacy of any information supplied to the Subscriber by the Company, and (iii) in connection with the issue and purchase of the Shares, the Placement Agent is acting solely as the Company’s placement agent in connection with the Transaction and is not acting as an underwriter or in any other capacity and the Placement Agent has not acted as the Subscriber’s financial advisor or fiduciary.
(q)   The Subscriber acknowledges its obligations under applicable securities laws with respect to the treatment of non-public information relating to the Company.
6.   Registration Rights.
(a)   The Company agrees that, within forty-five (45) calendar days after the Transaction Closing, the Company will file with the SEC (at the Company’s sole cost and expense) a registration statement registering the resale of the Shares (the initial registration statement and any other registration statement that may be filed by the Company under this Section 6, the “Registration Statement”), and the Company shall use its commercially reasonable efforts to have the Registration Statement declared effective as soon as practicable after the filing thereof, but no later than the earlier of (i) the 90th calendar day (or 120th calendar day if the SEC notifies the Company that it will “review” the Registration Statement) and (ii) the 10th business day after the date the Company is notified (orally or in writing, whichever is earlier) by the SEC that the Registration Statement will not be “reviewed” or will not be subject to further review. The Company will provide a draft of the Registration Statement to Subscriber for review at least three (3) business days in advance of filing the Registration Statement, and shall advise Subscriber upon the Registration Statement being declared effective by the SEC. Notwithstanding the foregoing, if the SEC prevents the Company from including any or all of the shares proposed to be registered under the Registration Statement due to limitations on the use of Rule 415 under the Securities Act for the resale of Shares by the applicable stockholders or otherwise, such Registration Statement shall register for resale such number of Shares which is equal to the maximum number of shares of Common Stock as is permitted to be registered by the SEC. In such event, the number of shares of Common Stock to be registered for each selling stockholder named in the Registration Statement shall be reduced pro rata among all such selling stockholders. In no event shall Subscriber be identified as a statutory underwriter in the Registration Statement without Subscriber’s prior written consent. The Company agrees that the Company will cause such Registration Statement or another registration statement (which may be a “shelf” registration statement) to remain effective until the earlier of (i) three years from the date of effectiveness of the initial Registration Statement, (ii) the date on which the Subscriber ceases to hold the Shares covered by such Registration Statement, or (iii) on the first date on

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which the Subscriber can sell all of its Shares under Rule 144 of the Securities Act without limitation as to the manner of sale or the amount of such securities that may be sold without the requirement for the Company to be in compliance with the current public information required under Rule 144(c)(i) (or Rule 144(i)(2), if applicable). The Subscriber agrees to disclose its beneficial ownership, as determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), of the Shares to the Company (or its successor) upon request to assist the Company in making the determination described above. The Company’s obligations to include the Shares in the Registration Statement are contingent upon the Subscriber furnishing in writing to the Company such information regarding the Subscriber, the securities of the Company held by the Subscriber and the intended method of disposition of the Shares as shall be reasonably requested by the Company to effect the registration of the Shares, and shall execute such documents in connection with such registration as the Company may reasonably request that are customary of a selling stockholder in similar situations, provided that Subscriber shall not in connection with the foregoing be required to execute any lock-up or similar agreement or otherwise be subject to any contractual restriction on the ability to transfer the Shares.
(b)   In the case of the registration effected by the Company pursuant to this Subscription Agreement, the Company shall, upon reasonable request, inform Subscriber as to the status of such registration. At its expense, the Company shall:
(i)   except for such times as the Company is permitted hereunder to suspend the use of the prospectus forming part of a Registration Statement, use its commercially reasonable efforts to keep such registration, and any qualification, exemption or compliance under state securities laws which the Company determines to obtain, continuously effective with respect to Subscriber, and to keep the applicable Registration Statement or any subsequent shelf registration statement free of any material misstatements or omissions;
(ii)   advise Subscriber within three (3) business days:
(A)   of the issuance by the SEC of any stop order suspending the effectiveness of any Registration Statement or the initiation of any proceedings for such purpose;
(B)   of the receipt by the Company of any notification with respect to the suspension of the qualification of the Shares included therein for sale in any jurisdiction or the initiation or threatening of any proceeding for such purpose; and
(C)   subject to the provisions in this Subscription Agreement, of the occurrence of any event that requires the making of any changes in any Registration Statement or prospectus included therein so that, as of such date, the statements therein are not misleading and do not omit to state a material fact required to be stated therein or necessary to make the statements therein (in the case of a prospectus, in the light of the circumstances under which they were made) not misleading.
Notwithstanding anything to the contrary set forth herein, the Company shall not, when so advising Subscriber of such events listed above, provide Subscriber with any material, nonpublic information regarding the Company other than to the extent that providing notice to Subscriber of the occurrence of the events listed in (A) through (C) above may constitute material, nonpublic information regarding the Company;
(iii)   use its commercially reasonable efforts to obtain the withdrawal of any order suspending the effectiveness of any Registration Statement as soon as reasonably practicable;
(iv)   upon the occurrence of any event contemplated above, except for such times as the Company is permitted hereunder to suspend, and has suspended, the use of a prospectus forming part of a Registration Statement, the Company shall use its commercially reasonable efforts to as soon as reasonably practicable prepare a post-effective amendment to such Registration Statement or a supplement to the related prospectus, or file any other required document so that, as thereafter delivered to purchasers of the Shares included therein, such prospectus will not include any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading;

9

(v)   use its commercially reasonable efforts to cause all Shares to be listed on each securities exchange or market, if any, on which the Common Stock has been listed; and
(vi)   use its commercially reasonable efforts (A) to take all other steps necessary to effect and maintain the registration of the Shares contemplated hereby and to enable the Subscriber to sell the Shares under Rule 144 and (B) for so long as the Subscriber holds Shares, to timely file all reports and other materials required to be filed by the Exchange Act so long as the Company remains subject to such requirements and the filing of such reports and other documents is required under the applicable provisions of Rule 144 to enable Subscriber to sell the Shares under Rule 144.
(c)   Notwithstanding anything to the contrary contained herein, the Company may delay filing or suspend the use of any such registration statement if it determines, upon advice of legal counsel, that in order for the registration statement to not contain a material misstatement or omission, an amendment thereto or a supplement to the related prospectus would be needed, or if the Company’s board of directors, upon advice of legal counsel, reasonably believes such filing or use could materially affect a bona fide business or financing transaction of the Company or would require premature disclosure of information that could materially adversely affect the Company and with respect to which the Company has a bona fide business purpose for keeping confidential (each such circumstance, a “Suspension Event”); provided, that (i) the Company shall not so delay filing or so suspend the use of the Registration Statement for a period of more than forty five (45) consecutive days or more than a total of ninety (90) days or more than two (2) times, in each case in any three hundred sixty (360) day period and (ii) the Company shall use commercially reasonable efforts to make such registration statement available for the sale by the Subscriber of such securities as soon as practicable thereafter. Upon receipt of any written notice from the Company (which notice shall not contain any material non-public information regarding the Company) of the happening of any Suspension Event during the period that the Registration Statement is effective or if as a result of a Suspension Event the Registration Statement or related prospectus contains any untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made (in the case of the prospectus) not misleading, the Subscriber agrees that it will (1) immediately discontinue offers and sales of the Shares under the Registration Statement until the Subscriber receives (A) (i) copies of a supplemental or amended prospectus that corrects the misstatement(s) or omission(s) referred to above and (ii) notice that any post-effective amendment has become effective or (B) notice from the Company that it may resume such offers and sales, and (2) maintain the confidentiality of any information included in such written notice delivered by the Company unless otherwise required by applicable law. If so directed by the Company, the Subscriber will deliver to the Company or destroy all copies of the prospectus covering the Shares in the Subscriber’s possession; provided, however, that this obligation to deliver or destroy all copies of the prospectus covering the Shares shall not apply to (x) the extent the Subscriber is required to retain a copy of such prospectus (A) in order to comply with applicable legal, regulatory, self-regulatory or professional requirements or (B) in accordance with a bona fide pre-existing document retention policy or (y) copies stored electronically on archival servers as a result of automatic data back-up.
(d)   In connection with any sale, assignment, transfer or other disposition of the Shares by Subscriber pursuant to Rule 144 or pursuant to any other exemption under the Securities Act such that the Shares held by Subscriber become freely tradable, if requested by Subscriber, the Company shall cause the Transfer Agent for the Shares to remove any restrictive legends related to the book entry account holding such Shares and to make a new, unlegended entry for such book entry Shares sold or disposed of without restrictive legends within three (3) trading days of any such request therefor from Subscriber. In connection therewith, if required by the Transfer Agent, the Company shall promptly cause an opinion of counsel to be delivered to and maintained with the Transfer Agent, together with any other authorizations, certificates and directions required by the Transfer Agent that authorize and direct the Transfer Agent to issue such Shares without any such restrictive legend. Subscriber may request that the Company remove any legend from the book entry position evidencing its Shares following the earliest of such time as such Shares (i) (A) are subject to or (B) have been or are about to be sold or transferred pursuant to an effective registration statement, (ii) have been or are about to be sold pursuant to Rule 144 or (iii) are eligible for resale under Rule 144(b)(1) or any successor provision without the requirement for the Company to be in compliance with the current public information requirement under Rule 144 and without volume or manner-of-sale restrictions applicable to the sale or transfer of such Shares. If restrictive legends are no longer required for such Shares pursuant to

10

the foregoing, the Company shall, in accordance with the provisions of this section and within three (3) trading days of any request therefor from Subscriber, deliver to the Transfer Agent irrevocable instructions that the Transfer Agent shall make a new, unlegended entry for such book entry Shares. The Company shall be responsible for the fees of its Transfer Agent and all DTC fees associated with such issuance.
(e)   The Company shall indemnify, defend and hold harmless Subscriber (to the extent a seller under the Registration Statement), the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each of them, each person who controls Subscriber (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act) and the officers, directors, trustees, agents, partners, members, managers, stockholders, affiliates, employees and investment advisers of each such controlling person, to the fullest extent permitted by applicable law, from and against any and all losses, claims, damages, liabilities, costs (including, without limitation, reasonable costs of preparation and investigation and reasonable attorneys’ fees) and expenses (collectively, “Losses”), as incurred, that arise out of or are based upon (i) any untrue or alleged untrue statement of a material fact contained in the Registration Statement, any prospectus included in the Registration Statement or any form of prospectus or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus or form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading, or (ii) any violation or alleged violation by the Company of the Securities Act, Exchange Act or any state securities law or any rule or regulation thereunder, in connection with the performance of its obligations under this Section 6, except insofar as and to the extent, but only to the extent, that such untrue statements, alleged untrue statements, omissions or alleged omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. The Company shall notify Subscriber promptly of the institution, threat or assertion of any proceeding arising from or in connection with the transactions contemplated by this Section 6 of which the Company is aware. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of an indemnified party and shall survive the transfer of the Shares by Subscriber.
(f)   Subscriber shall, severally and not jointly with any Other Subscriber, indemnify and hold harmless the Company, its directors, officers, agents and employees, each person who controls the Company (within the meaning of Section 15 of the Securities Act and Section 20 of the Exchange Act), and the directors, officers, agents or employees of such controlling persons, to the fullest extent permitted by applicable law, from and against all Losses, as incurred, arising out of or are based upon any untrue or alleged untrue statement of a material fact contained in any Registration Statement, any prospectus included in the Registration Statement, or any form of prospectus, or in any amendment or supplement thereto or in any preliminary prospectus, or arising out of or relating to any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein (in the case of any prospectus, or any form of prospectus or supplement thereto, in light of the circumstances under which they were made) not misleading to the extent, but only to the extent, that such untrue statements or omissions are based solely upon information regarding Subscriber furnished in writing to the Company by Subscriber expressly for use therein. In no event shall the liability of Subscriber under this Section 6(e) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
(g)   Any person or entity entitled to indemnification herein shall (A) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s or entity’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (B) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld, conditioned or delayed). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel (in addition to local counsel) for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a

11

conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement includes a statement or admission of fault and culpability on the part of such indemnified party or which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation, and in no event shall the liability of Subscriber under this Section 6(g) be greater in amount than the dollar amount of the net proceeds received by Subscriber upon the sale of the Shares giving rise to such indemnification obligation.
7.   Termination.   This Subscription Agreement shall terminate and be void and of no further force and effect, and all rights and obligations of the parties hereunder shall terminate without any further liability on the part of any party in respect thereof, upon the earlier to occur of: (a) the mutual written agreement of each of the parties hereto to terminate this Subscription Agreement; (b) such date and time as the Transaction Agreement is terminated in accordance with its terms; or (c) written notice by either party to the other party to terminate this Subscription Agreement if the transactions contemplated by this Subscription Agreement are not consummated on or prior to August 17, 2021; provided that (i) nothing herein will relieve any party from liability for any willful breach hereof prior to the time of termination, and each party will be entitled to any remedies at law or in equity to recover losses, liabilities or damages arising from such breach and (ii) the provisions of Sections 8 through 10 of this Subscription Agreement will survive any termination of this Subscription Agreement and continue indefinitely. The Company shall notify the Subscriber of the termination of the Transaction Agreement promptly after the termination of such agreement. If any termination hereof occurs after the delivery by the Subscriber of the aggregate Purchase Price for the Shares, the Company shall promptly (but not later than three business days thereafter) return the aggregate Purchase Price to the Subscriber without any deduction for or on account of any tax, withholding, charges, or set-off.
8.   Trust Account Waiver.   The Subscriber hereby represents and warrants that it has read the final prospectus of the Company, dated as of September 30, 2020, and filed with the SEC (File no. 333-240283) on September 4, 2020 (the “Prospectus”), and understands that the Company has established a trust account (the “Trust Account”) containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of the Company’s public stockholders (including overallotment shares acquired by the Company’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, the Company may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Company shares in connection with the consummation of the Company’s initial business combination (as such term is used in the Prospectus, the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if the Company fails to consummate a Business Combination within 24 months after the closing of the IPO, which is subject to extension by amendment to the Company’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts necessary to pay for any franchise and income tax obligations and up to $100,000 in dissolution expenses, or (d) to the Company after or concurrently with the consummation of a Business Combination. For and in consideration of the Company entering into this Subscription Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Subscriber hereby agrees that, notwithstanding anything to the contrary in this Subscription Agreement, the Subscriber does not now, or shall at any time hereafter, have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, nor shall the Subscriber make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Subscription Agreement, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (collectively, the “Released Claims”). The Subscriber hereby irrevocably waives any Released Claims that the Subscriber may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with the Company or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach of this

12

Subscription Agreement or any other agreement with the Company or its affiliates). The Subscriber agrees and acknowledges that such irrevocable waiver is material to this Subscription Agreement and specifically relied upon by the Company and its affiliates to induce the Company to enter in this Subscription Agreement, and the Subscriber further intends and understands such waiver to be valid, binding and enforceable against the Subscriber and each of its affiliates under applicable law. To the extent the Subscriber commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, monetary relief against the Company or its Representatives, the Subscriber hereby acknowledges and agrees that the Subscriber’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Subscriber or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Subscriber or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to the Company or its Representatives, which proceeding seeks, in whole or in part, relief against the Trust Account (including any distributions therefrom) or the Public Stockholders, whether in the form of money damages or injunctive relief, the Company and its Representatives, as applicable, shall be entitled to recover from the Subscriber and its affiliates the associated legal fees and costs in connection with any such action in the event the Company or its Representatives, as applicable, prevails in such action or proceeding. For purposes of this Subscription Agreement, “Representatives” with respect to any person shall mean such person’s affiliates and its and its affiliate’s respective directors, officers, employees, consultants, advisors, agents and other representatives. Notwithstanding anything to the contrary contained in this Subscription Agreement, the provisions of this Section 8 shall survive the Closing or any termination of this Subscription Agreement and last indefinitely.
9.   Miscellaneous.
(a)   Neither this Subscription Agreement nor any rights that may accrue to the Subscriber hereunder (other than the Shares acquired hereunder, if any, subject to applicable securities laws) may be transferred or assigned by the Subscriber without the prior written consent of the Company, provided that Subscriber may transfer or assign all or a portion of its rights under this Subscription Agreement to an affiliate or to any fund or account managed by the same investment manager as the Subscriber, provided further, that the Subscriber shall provide notice to the Company upon such transfer. and any purported transfer or assignment in violation of this Section 9(a) shall be null and void ab initio. Neither this Subscription Agreement nor any rights that may accrue to the Company hereunder may be transferred or assigned (provided, that, for the avoidance of doubt, the Company may transfer the Subscription Agreement and its rights hereunder in connection with the consummation of the Transaction).
(b)   The Company may request from the Subscriber such additional information as the Company may deem necessary to evaluate the eligibility of the Subscriber to acquire the Shares as may reasonably be requested, and the Subscriber shall provide such information to the Company upon such request, provided that the Company agrees to keep any such information provided by Subscriber confidential, except as may be required by applicable law, rule, regulation or in connection with any legal proceeding or regulatory request.
(c)   The Subscriber acknowledges that the Company, the Placement Agent, the Target (following the Closing) and others will rely on the acknowledgments, understandings, agreements, representations and warranties of the Subscriber contained in this Subscription Agreement. Prior to the Closing, the Subscriber agrees to promptly notify the Company if any of the acknowledgments, understandings, agreements, representations and warranties set forth herein are no longer accurate. The Subscriber agrees that the purchase by the Subscriber of Shares from the Company will constitute a reaffirmation of the acknowledgments, understandings, agreements, representations and warranties herein (as modified by any such notice) by the Subscriber as of the time of such purchase. The Subscriber acknowledges and agrees that each of the Placement Agent and the Target (following the Closing) is a third-party beneficiary of the representations, warranties and covenants of the Subscriber contained in Section 5 of this Subscription Agreement, and that the Target (following the Closing) is otherwise an express third party beneficiary of this Agreement, entitled to enforce the terms hereof against Subscriber as if it were an original party hereto. The Company acknowledges and agrees that the Placement Agent is a third-party beneficiary of the

13

representations, warranties and covenants of the Company contained in Section 4 of this Subscription Agreement. Except as expressly set forth herein, this Subscription Agreement shall not confer any rights or remedies upon any person other than the parties hereto, and their respective successor and assigns.
(d)   The Company is entitled to rely upon this Subscription Agreement and is irrevocably authorized to produce this Subscription Agreement or a copy hereof to any interested party in any administrative or legal proceeding or official inquiry with respect to the matters covered hereby. The Subscriber acknowledges that the Company may file a copy of this Subscription Agreement with the SEC as an exhibit to a periodic report or a registration statement of the Company. The Subscriber shall not issue any press release or make any other similar public statement with respect to the transactions contemplated hereby without the prior written consent of the Company (such consent not to be unreasonably withheld or delayed).
(e)   All the agreements, representations and warranties made by each party hereto in this Subscription Agreement shall survive the Closing.
(f)   This Subscription Agreement may not be amended, modified, waived or terminated except by an instrument in writing, signed by the party against whom enforcement of such modification, waiver, or termination is sought.
(g)   This Subscription Agreement constitutes the entire agreement, and supersedes all other prior agreements, understandings, representations and warranties, both written and oral, among the parties, with respect to the subject matter hereof (other than any confidentiality agreement entered into by the Company and the Subscriber in connection with the Offering).
(h)   This Subscription Agreement shall be binding upon, and inure to the benefit of the parties hereto and their heirs, executors, administrators, successors, legal representatives, and permitted assigns, and the agreements, representations, warranties, covenants and acknowledgments contained herein shall be deemed to be made by, and be binding upon, such heirs, executors, administrators, successors, legal representatives and permitted assigns.
(i)   If any provision of this Subscription Agreement shall be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions of this Subscription Agreement shall not in any way be affected or impaired thereby and shall continue in full force and effect.
(j)   This Subscription Agreement may be executed in one or more counterparts (including by facsimile or electronic mail or in .pdf) and by different parties in separate counterparts, with the same effect as if all parties hereto had signed the same document. All counterparts so executed and delivered shall be construed together and shall constitute one and the same agreement.
(k)   The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Subscription Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Subscription Agreement and to enforce specifically the terms and provisions of this Subscription Agreement, this being in addition to any other remedy to which such party is entitled at law, in equity, in contract, in tort or otherwise.
(l)   THIS SUBSCRIPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO THE PRINCIPLES OF CONFLICTS OF LAWS THAT WOULD OTHERWISE REQUIRE THE APPLICATION OF THE LAW OF ANY OTHER STATE. EACH PARTY HERETO HEREBY WAIVES ANY RIGHT TO A JURY TRIAL IN CONNECTION WITH ANY LITIGATION PURSUANT TO THIS SUBSCRIPTION AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREBY.
(m)   All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given (i) when delivered in person, (ii) when delivered by facsimile or email, with affirmative confirmation of receipt, (iii) one business day after being sent, if sent by reputable, internationally recognized overnight courier service or (iv) three (3) business days after being mailed, if sent by registered or certified mail, prepaid and return receipt requested, in each case to the applicable party at the following addresses (or at such other address for a party as shall be specified by like notice):

14

If to the Company, to: HighCape Capital Acquisition Corp. 452 Fifth Avenue, 21st Floor New York, NY 10018 Attn: Kevin Rakin Email: kevin.rakin@highcape.com Telephone No.: (646) 793-3510	with copies (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attn: Joel L. Rubinstein
Email: joel.rubinstein@whitecase.com
Telephone No.: (212) 819-7642
Notice to the Subscriber shall be given to the address underneath the Subscriber’s name on the signature page hereto.
(n)   The headings set forth in this Subscription Agreement are for convenience of reference only and shall not be used in interpreting this Subscription Agreement. In this Subscription Agreement, unless the context otherwise requires: (i) whenever required by the context, any pronoun used in this Subscription Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; and (iii) the words “herein”, “hereto” and “hereby” and other words of similar import in this Subscription Agreement shall be deemed in each case to refer to this Subscription Agreement as a whole and not to any particular portion of this Subscription Agreement. As used in this Subscription Agreement, the term: (x) “business day” shall mean any day other than a Saturday, Sunday or a legal holiday on which commercial banking institutions in New York, New York are authorized to close for business (excluding as a result of “stay at home”, “shelter-in-place”, “non-essential employee” or any other similar orders or restrictions or the closure of any physical branch locations at the direction of any governmental authority so long as the electronic funds transfer systems, including for wire transfers, of commercially banking institutions in New York, New York are generally open for use by customers on such day); (y) “person” shall refer to any individual, corporation, partnership, trust, limited liability company or other entity or association, including any governmental or regulatory body, whether acting in an individual, fiduciary or any other capacity; and (z) “affiliate” shall mean, with respect to any specified person, any other person or group of persons acting together that, directly or indirectly, through one or more intermediaries controls, is controlled by or is under common control with such specified person (where the term “control” (and any correlative terms) means the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such person, whether through the ownership of voting securities, by contract or otherwise). For the avoidance of doubt, any reference in this Subscription Agreement to an affiliate of the Company will include the Company’s sponsor, HighCape Capital Acquisition LLC.
(o)   At Closing, the parties hereto shall execute and deliver such additional documents and take such additional actions as the parties may reasonably deem practical and necessary in order to consummate the Offering as contemplated by this Subscription Agreement.
10.   Non-Reliance and Exculpation.   The Subscriber acknowledges that it is not relying upon, and has not relied upon, any statement, representation or warranty made by any person other than the statements, representations and warranties contained in this Subscription Agreement in making its investment or decision to invest in the Company. The Subscriber agrees that neither (i) any other purchaser pursuant to other subscription agreements entered into in connection with the Offering (including the controlling persons, members, officers, directors, partners, agents, or employees of any such other purchaser) nor (ii) the Placement Agent, its affiliates or any of its or its affiliates’ respective control persons, officers, directors or employees, shall be liable to the Subscriber pursuant to this Subscription Agreement for any action heretofore or hereafter taken or omitted to be taken by any of them in connection with the purchase of the Shares.
11.   Cutback.   Notwithstanding anything contrary herein, the Company, in its sole discretion, shall have the right to reduce the number of Shares to be issued to the Subscriber pursuant to this Subscription Agreement, as long as the Company is reducing the number of shares to be issued and sold to all investors pursuant to the other subscription agreements, on a pro rata basis. The Company or the Placement Agent shall notify the Subscriber in writing at least two (2) business days in advance of Closing if it elects to reduce the number of Shares to be issued and sold to the Subscriber pursuant to this Section 11.

15

12.   Disclosure.   The Company shall, by 9:00 a.m., New York City time, on the first (1st) Business Day immediately following the date of this Subscription Agreement, issue one or more press releases or file with the SEC a Current Report on Form 8-K (collectively, the “Disclosure Document”) disclosing all material terms of the transactions contemplated hereby and by the Other Subscription Agreements and the Transaction and any other material, nonpublic information that the Company has provided to the Subscriber or any of the Subscriber’s affiliates, attorneys, agents or representatives at any time prior to the filing of the Disclosure Document. From and after the issuance of the Disclosure Document, to the Company’s actual knowledge, the Subscriber shall not be in possession of any material, nonpublic information regarding the Company received from the Company or any of its officers, directors, or employees or the Placement Agents, and Subscriber shall no longer be subject to any confidentiality or similar obligations under any current agreement, whether written or oral with the Company, the Placement Agents or any of their respective affiliates in connection with the Transaction. Notwithstanding anything in this Subscription Agreement to the contrary, the Company (i) shall not publicly disclose the name of the Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any press release, without the prior written consent of the Subscriber and (ii) shall not publicly disclose the name of Subscriber or any of its affiliates or advisers, or include the name of the Subscriber or any of its affiliates or advisers in any filing with the SEC or any regulatory agency or trading market, without the prior written consent (including by e-mail) of the Subscriber, except as required by the federal securities laws, rules or regulations, at the request of the staff of the SEC or regulatory agency or under the regulations of Nasdaq, in which case the Company shall provide the Subscriber with prior written notice (including by e-mail) of such permitted disclosure. The Subscriber will promptly provide any information reasonably requested by the Company or any of its affiliates for any regulatory application or filing made or approval sought in connection with the Transaction (including filings with the SEC).
{SIGNATURE PAGES FOLLOW}

16

IN WITNESS WHEREOF, the parties hereto have caused this Subscription Agreement to be duly executed by their respective authorized signatories as of the date first indicated above.
HighCape Capital Acquisition Corp.
By:

Name:
Title:
{Signature Page to Subscription Agreement}

{SUBSCRIBER SIGNATURE PAGE TO THE SUBSCRIPTION AGREEMENT}
IN WITNESS WHEREOF, the undersigned has caused this Subscription Agreement to be duly executed by its authorized signatory as of the date first indicated above.
Name(s) of Subscriber:
Signature of Authorized Signatory of Subscriber:
Name of Authorized Signatory:
Title of Authorized Signatory:
Address for Notice to Subscriber:

Attention:
Email:
Facsimile No.:
Telephone No.:
Address for Delivery of Shares to Subscriber (if not same as address for notice):

Subscription Amount:
Number of Shares:
EIN Number:

Exhibit A
Accredited Investor Questionnaire
Capitalized terms used and not defined in this Exhibit A shall have the meanings given in the Subscription Agreement to which this Exhibit A is attached.
The undersigned represents and warrants that the undersigned is an institutional “accredited investor” (an “Accredited Investor”) as such term is defined in Rule 501(a) of Regulation D under the U.S. Securities Act of 1933, as amended (the “Securities Act”), for one or more of the reasons specified below (please check all boxes that apply):
(i)
A bank as defined in Section 3(a)(2) of the Securities Act, or any savings and loan association or other institution as defined in Section 3(a)(5)(A) of the Securities Act, whether acting in its individual or fiduciary capacity;

(ii)
A broker or dealer registered pursuant to Section 15 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”);

(iii)
An investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 (the “Investment Advisers Act”) or registered pursuant to the laws of a state, or an investment adviser relying on the exemption from registering with the SEC under the section 203(l) or (m) of the Investment Advisers Act;

(iv)
An insurance company as defined in section 2(13) of the Exchange Act;

(v)
An investment company registered under the Investment Company Act or a business development company as defined in Section 2(a)(48) of that Act;

(vi)
A Small Business Investment Company licensed by the U.S. Small Business Administration under Section 301(c) or (d) of the Small Business Investment Act of 1958;

(vii)
A Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act;

(viii)
A plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state, or its political subdivisions for the benefit of its employees, if such plan has total assets in excess of $5,000,000;

(ix)
An employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974, if the investment decision is made by a plan fiduciary, as defined in Section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(x)
A private business development company as defined in Section 202(a)(22) of the Investment Advisers Act of 1940;

(xi)
An organization described in Section 501(c)(3) of the Internal Revenue Code, or a corporation, business trust, partnership, or limited liability company, or any other entity not formed for the specific purpose of acquiring the Securities, with total assets in excess of $5,000,000;

(xii)
A trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the Securities, whose purchase is directed by a sophisticated person who has such knowledge and experience in financial and business matters that such person is capable of evaluating the merits and risks of investing in the Company;

(xiii)
A “family office” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act with assets under management in excess of $5,000,000 that is not formed for the specific purpose of acquiring the securities offered and whose prospective investment is directed by a person who

A-1

has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment;
(xiv)
A “family client” as defined in Rule 202(a)(11)(G)-1 under the Investment Advisers Act, of a family office meeting the requirements set forth in (xviii) and whose prospective investment in the issuer is directed by a person from a family office that is capable of evaluating the merits and risks of the prospective investment;

(xv)
An entity, of a type not listed above, not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000; and/or

(xvi)
An entity in which all of the equity owners qualify as an accredited investor under any of the above subparagraphs.

(xvii)
The Subscriber does not qualify under any of the investor categories set forth in (i) through (xxi) above.

2.1
Type of the Subscriber. Indicate the form of entity of the Subscriber:

☐	Limited Partnership	☐	General Partnership
☐	Corporation	☐	Revocable Trust
☐	Other Type of Trust (indicate type):
☐	Other (indicate form of organization):

2.2.1
Indicate the approximate date the Subscriber entity was formed:            .

2.2.2
Initial the line below which correctly describes the application of the following statement to the Subscriber’s situation: the Subscriber (x) was not organized or reorganized for the specific purpose of acquiring the Securities and (y) has made investments prior to the date hereof, and each beneficial owner thereof has and will share in the investment in proportion to his or her ownership interest in the Subscriber.

      True
      False

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If the “False” line is initialed, each person participating in the entity will be required to fill out a Subscription Agreement.
Subscriber:
Subscriber Name:
By:

Signatory Name:
Signatory Title:

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Exhibit E
Form of Executive Chairman Agreement
[See attached.]

EXECUTIVE CHAIRMAN AGREEMENT
This EXECUTIVE CHAIRMAN AGREEMENT (the “Agreement”) is entered into as of [•], by and between Quantum-Si Incorporated, a Delaware corporation (the “Company”), and Jonathan Rothberg, PhD. (“Dr. Rothberg”).
WHEREAS, on and after [•] (the “Effective Date”), Dr. Rothberg will serve on the Board of Directors of the Company (the “Board”), and will serve as the Executive Chairman of the Board, in each case, subject to his election by the Company’s shareholders; and
WHEREAS, the Company and Dr. Rothberg desire to entire into this Agreement setting forth the terms of Dr. Rothberg’s Executive Chairman relationship with the Company and certain other matters relating to his role.
NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto agree as follows:
1.   Consulting Services.   Dr. Rothberg agrees to serve as the Executive Chairman of the Board with all the powers of the office of the Executive Chairman as set forth in the Company’s By-Laws (in the aggregate, the “Services”). Dr. Rothberg will be reasonably available to consult by phone, email or in person at the Company, or another mutually agreeable site with Company personnel, and any dates for visits to the Company’s offices will be arranged by mutual agreement. The term of this Agreement will commence on the Effective Date and continue until terminated as provided herein (the “Service Period”). Dr. Rothberg agrees to devote that amount of time as is reasonably required by the Company for him to perform the Services, taking into account his other business obligations as in effect from time to time. Dr. Rothberg represents that he has the qualifications, the experience and the ability to properly perform the Services, and that he will use his best efforts to perform the Services such that the results are satisfactory to the Company.
2.   Independent Contractor.   Dr. Rothberg’s relationship with the Company will be that of an independent contractor and not that of an employee. Dr. Rothberg will be solely responsible for determining the method, details and means of performing the Services. Dr. Rothberg acknowledges and agrees that he will not be eligible for any benefits available to employees of the Company. Dr. Rothberg will report to the Board concerning the Services performed under this Agreement. The nature and frequency of these reports will be left to the discretion of the Board. Dr. Rothberg will have full responsibility for applicable withholding taxes for all compensation paid to Dr. Rothberg under this Agreement, and will have full responsibility for compliance with all applicable labor and employment legal requirements with respect to Dr. Rothberg’s self-employment. Dr. Rothberg agrees to indemnify, defend and hold the Company harmless from any liability for, or assessment of, any claims or penalties with respect to such withholding taxes and labor or employment legal requirements.
3.   Compensation and Other Benefits.
(a)   Consulting Fee.   As compensation for the Services provided hereunder, during the Service Period, the Company will pay to Dr. Rothberg a Services fee (the “Services Fee”) of (i) $33,334 per month. The Services Fee will be paid to Dr. Rothberg on the first business day of each month during the Service Period. The Company will reimburse Dr. Rothberg for his reasonable out-of-pocket expenses incurred in connection with the provision of the Services, pursuant to the terms and conditions of applicable Company policies and requirements.
(b)   Office Space, etc.   During the Service Period, the Company will provide Dr. Rothberg with reasonable office space at the Company’s headquarters and access to secretarial and administrative assistance as needed so that he may perform his duties hereunder.
(c)   Equity Awards.   Dr. Rothberg’s restricted stock unit grant under the Quantum-Si Incorporated 2013 Equity Incentive Plan (“Incentive Plan”) shall remain outstanding and administered in accordance with the terms and conditions of the Incentive Plan and RSU Grant Agreement.

4.   Termination.   Either party may terminate this Agreement for any reason upon giving thirty (30) days’ advance notice of such termination. In the event of such termination of this Agreement, the Company’s only obligation will be to pay Dr. Rothberg any earned but unpaid Services Fee as of the termination date. Notwithstanding the foregoing, Dr. Rothberg’s entitlements under Sections 3(c) of this Agreement will survive the termination of this Agreement.
5.   Restrictive Covenants.   Dr. Rothberg hereby reaffirms and agrees to comply with the policies and procedures of the Company and its affiliates for protecting confidential information and will never disclose to any person (except as required by applicable law or for the proper performance of his duties and responsibilities to the Company and its affiliates), or use for his own benefit or gain, any confidential information obtained by Dr. Rothberg incident to his association with the Company or any of its affiliates.
6.   Conflicts with this Agreement.Dr. Rothberg represents and warrants that he is not under any pre-existing obligation in conflict or in any way inconsistent with the provisions of this Agreement. Dr. Rothberg represents and warrants that Dr. Rothberg’s performance of all the terms of this Agreement will not breach any agreement to keep in confidence proprietary information acquired by Dr. Rothberg in confidence or in trust prior to commencement of this Agreement. Dr. Rothberg warrants that Dr. Rothberg has the right to disclose and/or or use all ideas, processes, techniques and other information, if any, which Dr. Rothberg has gained from third parties, and which Dr. Rothberg discloses to the Company or uses in the course of performance of this Agreement, without liability to such third parties. Notwithstanding the foregoing, Dr. Rothberg agrees that he will not bundle with or incorporate into any deliveries provided to the Company herewith any third party products, ideas, processes, or other techniques, without the express, written prior approval of the Company. Dr. Rothberg represents and warrants that he has not granted and will not grant any rights or licenses to any intellectual property or technology that would conflict with his obligations under this Agreement. Dr. Rothberg will not knowingly infringe upon any copyright, patent, trade secret or other property right of any former client, employer or third party in the performance of the Services required by this Agreement.
7.   Section 409A.   This Agreement is intended to comply with, or be exempt from, the requirements of Section 409A of the Internal Revenue Code of 1986, as amended, and shall be construed consistent with such intent. Notwithstanding the foregoing, in no event shall the Company have any liability relating to the failure or alleged failure of any payment or benefit under this Agreement to comply with, or be exempt from, the requirements of Section 409A.
8.   Miscellaneous.
(a)   Entire Agreement.   This Agreement constitutes the sole agreement of the parties and supersedes all oral negotiations and prior writings with respect to the subject matter hereof.
(b)   Amendments and Waivers.   Any term of this Agreement may be amended or waived only with the written consent of the parties.
(c)   Choice of Law.   The validity, interpretation, construction and performance of this Agreement will be governed by the laws of the State of Connecticut, without giving effect to the principles of conflict of laws.
(d)   Severability.   If one or more provisions of this Agreement are held to be unenforceable under applicable law, such portion will be deemed to be modified or altered to the extent necessary to conform thereto or, if that is not possible, to be omitted from this Agreement. The invalidity of any such portion will not affect the force, effect, and validity of the remaining portion hereof.
(e)   Counterparts.   This Agreement may be executed in counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.
(f)   Successors.   This Agreement is personal to Dr. Rothberg and, without the prior written consent of the Company, will not be assignable by Dr. Rothberg otherwise than by will or the laws of descent and distribution. This Agreement will inure to the benefit of and be enforceable by

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Dr. Rothberg’s legal representatives. This Agreement will inure to the benefit of and be binding upon the Company and its successors and assigns. As used in this Agreement, “the Company” will mean both the Company as defined above and any such successor that assumes and agrees to perform this Agreement, by operation of law or otherwise.
(g)   Advice of Counsel.   EACH PARTY ACKNOWLEDGES THAT, IN EXECUTING THIS AGREEMENT, SUCH PARTY HAS HAD THE OPPORTUNITY TO SEEK THE ADVICE OF INDEPENDENT LEGAL COUNSEL, AND HAS READ AND UNDERSTOOD ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THIS AGREEMENT SHALL NOT BE CONSTRUED AGAINST ANY PARTY BY REASON OF THE DRAFTING OR PREPARATION HEREOF.
[Remainder of page intentionally left blank.]

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This Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative and by Dr. Rothberg.
QUANTUM-SI INCORPORATED
By:

Name:

Title:

[Signature Page to Advisory Agreement]

This Agreement has been executed as a sealed instrument by the Company, by its duly authorized representative and by Dr. Rothberg.
JONATHAN ROTHBERG, PH.D.

Signature
Address:

[Signature Page to Advisory Agreement]

Exhibit F
Form of Registration Rights Agreement
[See attached.]

FORM OF
AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of [•], 2021, is made and entered into by and among HighCape Capital Acquisition Corp., a Delaware corporation (the “Company”), and HighCape Capital Acquisition LLC, a Delaware limited liability company (the “Sponsor”), the undersigned parties listed under Sponsor Group Holders on the signature page(s) hereto (each such party, a “Sponsor Group Holder” and, collectively, the “Sponsor Group Holders”), and the undersigned parties listed under QSi Holders on the signature page(s) hereto (each such party, a “QSi Holder” and, collectively, the “QSi Holders”). The Sponsor Group Holders, the QSi Holders and any person or entity who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, are each referred to herein as a “Holder” and collectively as the “Holders.”
RECITALS
WHEREAS, the Company has entered into that certain Business Combination Agreement (the “Business Combination Agreement”), dated as of February 18, 2021, by and among the Company, Tenet Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of the Company, and Quantum-Si Incorporated, a Delaware corporation;
WHEREAS, pursuant to the transactions contemplated by the Business Combination Agreement and subject to the terms and conditions set forth therein, the QSi Holders will receive an aggregate of [•] shares of Class A common stock, $0.0001 par value per share (“Common Stock”) and an aggregate of [•] shares of Class B common stock, $0.0001 par value per share (“Class B Common Stock”), of the Company (the “QSi Shares”), upon the closing of such transactions (the “Closing”);
WHEREAS, the Sponsor has agreed to irrevocably forfeit to the Company for no consideration 696,250 shares of the Company’s Class B common stock, par value $0.0001 per share (the “HighCape Class B Common Stock”), as of immediately prior to, and subject to the consummation of, the Closing, and following such forfeiture, the Existing Parties will hold an aggregate of [•] shares of HighCape Class B Common Stock which shares of HighCape Class B Common Stock will automatically convert into an aggregate of [•] shares of Common Stock in connection with the Closing (the “Founder Shares”);
WHEREAS, the Company and the Sponsor are party to that certain Private Placement Units Purchase Agreement, dated September 3, 2020, pursuant to which the Sponsor purchased 405,000 units (the “Private Placement Units”) in private placement transactions occurring simultaneously with the closing of the Company’s initial public offering and the exercise of the over-allotment option in connection therewith; and pursuant to the Insider Letter (as defined below), the Sponsor or an affiliate of the Sponsor or any of the Company’s officers or directors may, but are not obligated to, loan the Company funds for certain purposes, of which up to $1,500,000 of such loans may be convertible into up to an additional 150,000 Private Placement Units (the “Working Capital Units”);
WHEREAS, the Company has entered into separate Subscription Agreements (the “Subscription Agreements”) with the subscribers identified therein, including investors affiliated with one or more of the Sponsor Group Holders (the “PIPE Investors”), pursuant to which (i) the PIPE Investors will purchase an aggregate of 42,500,000 shares of Common Stock (the “PIPE Shares”) in a private placement transaction that will close substantially concurrently with and immediately prior to the Closing and (ii) the PIPE Investors were granted certain registration rights with respect to the PIPE Shares;
WHEREAS, the Company and certain of the Sponsor Group Holders (the “Existing Parties”) are party to that certain Registration Rights Agreement dated September 3, 2020 (the “Existing Registration Rights Agreement”), pursuant to which such Existing Parties were granted certain registration rights with respect to the Company securities then held by the Existing Parties;
WHEREAS, pursuant to Section 5.5 of the Existing Registration Rights Agreement, the provisions, covenants and conditions set forth therein may be amended or modified upon the written consent of the Company and the Existing Parties holding a majority-in-interest of the “Registrable Securities” (as such term was defined in the Existing Registration Rights Agreement) at the time in question; and

WHEREAS, the Company and all of the Existing Parties desire to amend and restate the Existing Registration Rights Agreement in order to provide the Sponsor Group Holders and the QSi Holders certain registration rights with respect to certain securities of the Company, as set forth in this Agreement.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1   Definitions.    The terms defined in this Article I shall, for all purposes of this Agreement, have the respective meanings set forth below:
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the principal executive officer or principal financial officer of the Company, after consultation with counsel to the Company, (i) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any Prospectus and any preliminary Prospectus, in the light of the circumstances under which they were made) not misleading, (ii) would not be required to be made at such time if the Registration Statement were not being filed, and (iii) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble.
“Board” shall mean the Board of Directors of the Company.
“Business Combination Agreement” shall have the meaning given in the Recitals hereto.
“Class B Common Stock” shall have the meaning given in the Recitals hereto.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals hereto.
“Company” shall have the meaning given in the Preamble.
“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Demand Registration” shall have the meaning given in subsection 2.2.1.
“Demanding Holder” shall have the meaning given in subsection 2.2.1.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Existing Parties” shall have the meaning given in the Recitals hereto.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals hereto.
“Form S-1” shall have the meaning given in subsection 2.1.1.
“Form S-3” shall have the meaning given in subsection 2.1.2.
“Founder Shares” shall have the meaning given in the Recitals hereto.
“HighCape Class B Common Stock” shall have the meaning given in the Recitals hereto.
“Holders” shall have the meaning given in the Preamble.

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“Insider Letter” shall mean that certain letter agreement, dated as of September 3, 2020, by and among the Company, the Sponsor and each of the Company’s officers and directors.
“Lock-up Period” shall mean, with respect to the QSi Shares, Founder Shares, the shares of Common Stock included in the Private Placements Units, the private placement warrants included in the Private Placements Units, the shares of Common Stock issued or issuable upon the exercise of the private placement warrants included in the Private Placement Units, any shares of Common Stock included in the Working Capital Units, any private placement warrants included in the Working Capital Units and any shares of Common Stock issued or issuable upon the exercise of any private placement warrants included in the Working Capital Units, the period ending on the earlier of (A) 180 days after the Closing and (B) subsequent to the Closing, (x) if the last reported sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30 consecutive trading days commencing after the Closing or (y) the date on which the Company completes a liquidation, merger, stock exchange, reorganization or other similar transaction that results in all of the Company’s public stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.
“Maximum Number of Securities” shall have the meaning given in subsection 2.2.4.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus or necessary to make the statements in a Registration Statement or Prospectus (in the case of any Prospectus, in the light of the circumstances under which they were made) not misleading.
“Permitted Transferees” shall mean (i) a person or entity to whom a Holder of Registrable Securities is permitted to transfer such Registrable Securities prior to the expiration of the Lock-up Period, as the case may be, under the Insider Letter, this Agreement and any other applicable agreement between such Holder and the Company and (ii) any transferee after the expiration of the Lock-up Period.
“Piggyback Registration” shall have the meaning given in subsection 2.3.1.
“PIPE Investor” shall have the meaning given in the Recitals hereto.
“PIPE Shares” shall have the meaning given in the Recitals hereto.
“Private Placement Units” shall have the meaning given in the Recitals hereto.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“QSi Holders” shall have the meaning given in the Preamble.
“QSi Shares” shall have the meaning given in the Recitals hereto.
“Registrable Security” shall mean (a) the Founder Shares, (b) the QSi Shares, (c) the shares of Common Stock included in the Private Placements Units, (d) the private placement warrants included in the Private Placement Units, (e) the shares of Common Stock issued or issuable upon the exercise of the private placement warrants included in the Private Placement Units, (f) any outstanding shares of the Common Stock or any other equity security (including the shares of the Common Stock issued or issuable upon the exercise or conversion of any other equity security) of the Company held by a Holder as of immediately following the Closing, (g) any shares of Common Stock included in the Working Capital Units, (h) any private placement warrants included in the Working Capital Units, (i) any shares of Common Stock issued or issuable upon the exercise of any private placement warrants included in the Working Capital Units and (j) any other equity security of the Company issued or issuable with respect to any such share of the Common Stock or Class B Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation, reorganization, spin-off or similar transaction; provided, however, that, as to any

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particular Registrable Security, such securities shall cease to be Registrable Securities when: (A) a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (B) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (C) such securities shall have ceased to be outstanding; (D) such securities may be sold without volume or manner of sale restrictions pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated by the Commission); or (E) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.
“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(A)   all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(B)   fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(C)   printing, messenger, telephone and delivery expenses;
(D)   reasonable fees and disbursements of counsel for the Company;
(E)   reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(F)   reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.2.1.
“Restricted Securities” shall have the meaning given in subsection 3.7.1.
“Rule 415” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.
“Sponsor” shall have the meaning given in the Recitals hereto.
“Sponsor Group Holders” shall have the meaning given in the Preamble.
“Subscription Agreements” shall have the meaning given in the Recitals hereto.

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“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Warrant Agreement” shall mean that certain Warrant Agreement, dated September 3, 2020, by and between the Company and Continental Stock Transfer & Trust.
“Working Capital Units” shall have the meaning given in the Recitals hereto.
ARTICLE II
REGISTRATIONS
2.1   Shelf Registration.
2.1.1   Initial Registration.   The Company shall use its commercially reasonable efforts to file a Registration Statement under the Securities Act promptly, but in any event within sixty (60) days following the Closing, to permit the public resale of all the Registrable Securities held by the Holders from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its commercially reasonable efforts to cause such Registration Statement to be declared effective as soon as practicable after the filing thereof, but in no event later than sixty (60) days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to ninety (90) days after the filing deadline if the Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a shelf registration statement on Form S-1 (a “Form S-1”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested by, the Holders. The Company shall use its commercially reasonable efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available and in compliance with the Securities Act, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. As soon as practicable following the effective date of a Registration Statement filed pursuant to this subsection 2.1.1, but in any event within two (2) business days of such date, the Company shall notify the Holders of the effectiveness of such Registration Statement. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and the Company shall use its commercially reasonable efforts to amend or supplement the Registration Statement to correct as promptly as reasonably practicable any untrue statement of a material fact or any omission of a material fact necessary to make the statements in the Registration Statement not misleading.
2.1.2   Form S-3.   The Company shall use its commercially reasonable efforts to file a shelf registration statement on Form S-3 (“Form S-3”) as soon as practicable after the Company is eligible to use Form S-3.
2.1.3   Shelf Takedown.   At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder(s) may request to sell all or a portion of their Registrable Securities in an Underwritten Offering that is registered pursuant to such shelf registration statement (a “Shelf Underwritten Offering”) provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $25,000,000 from such Shelf Underwritten

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Offering or (b) reasonably expect to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event for less than $5,000,000 in gross proceeds. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the pro rata calculations in subection 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holder(s) after consultation with the Company and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.4 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in Underwritten Offerings of securities by the Company.
2.2   Demand Registration.
2.2.1   Request for Registration.   Subject to the provisions of subsection 2.2.4 hereof and provided that the Company does not have an effective Registration Statement pursuant to subsection 2.1 outstanding covering the Registrable Securities, the Holders of at least a majority-in-interest of the then outstanding number of Registrable Securities held by (i) the QSi Holders or (ii) the Sponsor Group Holders (the “Demanding Holders”), in each case, may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall effect, as soon thereafter as practicable, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration, including by filing a Registration Statement relating thereto as soon as practicable, but not more than forty-five (45) days immediately after the Company’s receipt of the Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Registrations pursuant to a Demand Registration under this subsection 2.1.1 with respect to any or all Registrable Securities; provided, however, that a Registration pursuant to a Demand Registration shall not be counted for such purposes unless a Registration Statement with respect to such Demand Registration has become effective and all of the Registrable Securities requested by the Requesting Holders and the Demanding Holders to be registered on behalf of the Requesting Holders and the Demanding Holders on such Registration Statement have been sold, in accordance with Section 3.1 of this Agreement.
2.2.2   Effective Registration.   Notwithstanding the provisions of subsection 2.2.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (i) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and

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(ii) the Company has complied with all of its material obligations under this Agreement with respect thereto; provided, further, that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency, the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days, of such election; provided, further, that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.
2.2.3   Underwritten Offering.   Subject to the provisions of subsection 2.2.4 hereof, if a majority-in-interest of the Demanding Holders so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the majority-in-interest of the Demanding Holders initiating the Demand Registration, which Underwriter(s) shall be reasonably satisfactory to the Company.
2.2.4   Reduction of Underwritten Offering.   If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other Common Stock or other equity securities that the Company desires to sell and the Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (i) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration) that can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Holders (pro rata, based on the respective number of Registrable Securities that each Holder has so requested) exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the Common Stock or other equity securities of other persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such persons and that can be sold without exceeding the Maximum Number of Securities.
2.2.5   Demand Registration Withdrawal.   A majority-in-interest of the Demanding Holders initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.2.1 shall have the right to withdraw from a Registration pursuant

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to such Demand Registration or a Shelf Underwritten Offering pursuant to subsection 2.1.3 for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least two (2) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Section 2.1.1 or 2.2.4 at least five (5) business days prior to the time of pricing of the applicable offering). Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with a Registration pursuant to a Demand Registration prior to its withdrawal under this subsection 2.2.5.
2.3   Piggyback Registration.
2.3.1   Piggyback Rights.   If the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of stockholders of the Company (or by the Company and by the stockholders of the Company including, without limitation, pursuant to Sections 2.1 and 2.2 hereof), other than a Registration Statement (i) filed in connection with any employee stock option or other benefit plan, (ii) for a rights offering or an exchange offer or offering of securities solely to the Company’s then existing stockholders, (iii) for an offering of debt that is convertible into equity securities of the Company, (iv) for a dividend reinvestment plan or (v) filed pursuant to the Warrant Agreement, then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement or, in the case of a Shelf Underwritten Offering, the applicable preliminary prospectus or prospectus supplement, which notice shall (A) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (B) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) days after receipt of such written notice (such Registration a “Piggyback Registration”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and shall use its commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.3.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.3.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. Holders agree that, except as required by applicable law, the Holders shall treat as confidential any notice or other communication in connection with any Piggyback Registration and shall not disclose or use the information contained in such notice without the prior written consent of the Company until such time as the information contained therein is or becomes public, other than as a result of disclosure by a Holder of Registrable Shares in breach of the terms of this Agreement.
2.3.2   Reduction of Piggyback Registration.   If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Holders of Registrable Securities participating in the Piggyback Registration in writing that the dollar amount or number of the Common Stock that the Company desires to sell, taken together with (i) the Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Holders of Registrable Securities hereunder, (ii) the Registrable Securities as to which registration has been requested pursuant to Section 2.3 hereof, and (iii) the Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a)   If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (A) first, the Common Stock or other equity securities that the Company

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desires to sell, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1 hereof, pro rata, based on the respective number of Registrable Securities that each Holder has so requested, which can be sold without exceeding the Maximum Number of Securities; and (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company (pro rata, based on the respective number of shares of Common Stock that each such stockholder holds), which can be sold without exceeding the Maximum Number of Securities;
(b)   If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (A) first, the Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (B) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (A), the Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.3.1, pro rata, based on the respective number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (C) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A) and (B), the Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (D) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (A), (B) and (C), the Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.3.3   Piggyback Registration Withdrawal.   Any Holder of Registrable Securities shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration at least two (2) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.3.3.
2.3.4   Unlimited Piggyback Registration Rights.   For purposes of clarity, any Registration effected pursuant to Section 2.3 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.2 hereof.
2.4   Restrictions on Registration Rights.   If (A) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.2.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (B) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (C) in the good faith judgment of the Board such Registration would be

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seriously detrimental to the Company and the Board concludes as a result that it is essential to defer the filing of such Registration Statement at such time, then in each case the Company shall furnish to such Holders a certificate signed by the Chairman of the Board, the Chief Executive Officer, the President, the Chief Financial Officer or the Secretary of the Company stating that in the good faith judgment of the Board it would be seriously detrimental to the Company for such Registration Statement to be filed in the near future and that it is therefore essential to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of not more than ninety (90) days; provided, however, that the Company shall not defer its obligation in this manner more than once in any 12-month period.
ARTICLE III
COMPANY PROCEDURES
3.1   General Procedures.   If at any time on or after the Closing, the Company is required to effect the Registration of Registrable Securities, the Company shall use its commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as soon as reasonably practicable:
3.1.1   prepare and file with the Commission as soon as practicable a Registration Statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such Registration Statement to become effective and remain effective until all Registrable Securities covered by such Registration Statement have been sold or otherwise cease to be Registrable Securities;
3.1.2   prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by a majority-in-interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus or otherwise cease to be Registrable Securities;
3.1.3   prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto (except for supplements containing Exchange Act reports of the Company filed with respect to a Registration Statement or Prospectus for which forward incorporation by reference is unavailable), furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4   prior to any public offering of Registrable Securities, use its best efforts to (i) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request and (ii) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;

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3.1.5   cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6   provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;
3.1.7   advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8   at least five (5) days prior to the filing of any Registration Statement or Prospectus or any amendment or supplement to such Registration Statement or Prospectus (except for supplements containing Exchange Act reports of the Company filed with respect to a Registration Statement or Prospectus for which forward incorporation by reference is unavailable), furnish a copy thereof to each seller of such Registrable Securities or its counsel;
3.1.9   notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.5 hereof;
3.1.10   permit a representative of the Holders (such representative to be selected by a majority-in-interest of the Holders with Registrable Securities to be registered on the Registration Statement), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriter to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriter enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.11   obtain a “comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration, in customary form and covering such matters of the type customarily covered by “comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.12   on the date the Registrable Securities are delivered for sale pursuant to such Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Holders, the placement agent or sales agent, if any, and the Underwriters, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Holders, placement agent, sales agent, or Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.13   in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.14   make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission); provided that the Company will be deemed to have satisfied such requirement to the extent such information is filed on EDGAR or any successor system;
3.1.15   in connection with any Shelf Underwritten Offering pursuant to Section 2.1.3 or any Underwritten Offering pursuant to Section 2.2.3, if such Shelf Underwritten Offering or Underwritten

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Offering involves the sale of Registrable Securities for gross proceeds in excess of $25,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in such Shelf Underwritten Offering or Underwritten Offering, as the case may be; and
3.1.16   otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration, including, without limitation, making available senior executives of the Company to participate in any due diligence sessions that may be reasonably requested by the Underwriter in any Shelf Underwritten Offering or Underwritten Offering.
3.2   Registration Expenses.   The Registration Expenses of all Registrations shall be borne by the Company. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all fees and expenses of any legal counsel representing the Holders.
3.3   Holder Information Required for Participation in Registrations.   At least ten (10) business days prior to the first anticipated filing date of a Registration Statement, the Company shall use its commercially reasonable efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. At least four (4) business days prior to the anticipated filing date of any post-effective amendment of a Registration Statement (including pursuant to subsection 2.1.2), the Company shall use its commercially reasonable efforts to notify each Holder of Registrable Securities included in such Registration Statement in writing (which may be by email) of the information reasonably necessary about the Holder to keep such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include or keep a Holder’s Registrable Securities in a Registration Statement to the extent the Company has not received such information, and any other reasonably requested agreements or certificates, on or prior to the fifth (5th) business day prior to the first anticipated filing date of a Registration Statement or the second (2nd) business day prior to the anticipated filing date of any post-effective amendment of a Registration Statement, as applicable.
3.4   Requirements for Participation in Underwritten Offerings.   No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (i) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (ii) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.5   Suspension of Sales; Adverse Disclosure.   Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until such Holder has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time, but in no event more than forty-five (45) days, determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.5.

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3.6   Reporting Obligations.   As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of the Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission), including providing any legal opinions, it being acknowledged by the Holders that the securities of the Company will not be eligible for resale pursuant to Rule 144 promulgated under the Securities Act, until, among other requirements, at least one year has elapsed from the time that the Company has filed current Form 10 information with the Commission reflecting its status as an entity that is not a shell company. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
3.7   Lock-up Restrictions.
3.7.1   During the Lock-up Period none of the Holders shall: offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale or otherwise dispose of or distribute any shares of Common Stock or Class B Common Stock that are subject to the Lock-up Period or any securities convertible into, exercisable for, exchangeable for or that represent the right to receive shares of Common Stock or Class B Common Stock that are subject to the Lock-up Period, whether now owned or hereinafter acquired, that are owned directly by such Holder (including securities held as a custodian) or with respect to which such Holder has beneficial ownership within the rules and regulations of the Commission (such securities that are subject to the Lock-up Period, the “Restricted Securities”), other than any transfer to an affiliate of a Holder or to a Permitted Transferee, as applicable. The foregoing restriction is expressly agreed to preclude each Holder from engaging in any hedging or other transaction with respect to Restricted Securities which is designed to or which reasonably could be expected to lead to or result in a sale or disposition of the Restricted Securities even if such Restricted Securities would be disposed of by someone other than such Holder. Such prohibited hedging or other transactions include any short sale or any purchase, sale or grant of any right (including any put or call option) with respect to any of the Restricted Securities of the Holder, or with respect to any security that includes, relates to, or derives any significant part of its value from such Restricted Securities.
3.7.2   Each Holder hereby represents and warrants that it now has and, except as contemplated by this subsection 3.7.2 for the duration of the Lock-up Period, will have good and marketable title to its Restricted Securities, free and clear of all liens, encumbrances, and claims that could impact the ability of such Holder to comply with the foregoing restrictions. Each Holder agrees and consents to the entry of stop transfer instructions with the Company’s transfer agent and registrar against the transfer of any Restricted Securities during the Lock-up Period.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1   Indemnification.
4.1.1   The Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) caused by (i) any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus, or any amendment thereof or supplement thereto or (ii) any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading except insofar as the same are caused by or contained in any information or affidavit so furnished in writing to the Company by such Holder expressly for use therein. In connection with an Underwritten Offering, the Company shall indemnify the Underwriters, their officers and directors and each Person who controls

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such Underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.
4.1.2   In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including, without limitation’ reasonable attorneys’ fees) resulting from any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; provided, however, that the obligation to indemnify shall be several, not joint and several, among such Holders of Registrable Securities, and the liability of each such Holder of Registrable Securities shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement. The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company.
4.1.3   Any person entitled to indemnification herein shall (i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party) and (ii) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4   The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5   If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue

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or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by, such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action and the benefits received by such indemnifying party or indemnified party; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1   Notices.   Any notice or communication under this Agreement must be in writing and given by (i) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (ii) delivery in person or by courier service providing evidence of delivery, or (iii) transmission by hand delivery, electronic mail or facsimile. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, electronic mail or facsimile, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed to the Company, 530 Old Whitfield Street, Guilford, Connecticut 06437, Attn: Chief Executive Officer, with a copy (which shall not constitute notice) to Michael L. Fantozzi, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., One Financial Center, Boston, MA 02111, and, if to any Holder, at such Holder’s address or other contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto, and such change of address shall become effective thirty (30) days after delivery of such notice as provided in this Section 5.1.
5.2   Assignment; No Third Party Beneficiaries.
5.2.1   This Agreement and the rights, duties and obligations of the Company and the Holders, as the case may be, hereunder may not be assigned or delegated by the Company or the Holders, as the case may be, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the terms and restrictions set forth in this Agreement.
5.2.2   Prior to the expiration of the Lock-up Period, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee agrees to become bound by the transfer restrictions set forth in this Agreement, including the lock up restrictions applicable to the transferor, or any other applicable agreements between the Company and such Holder.
5.2.3   This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4   This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and Section 5.2 hereof.

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5.2.5   No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (i) written notice of such assignment as provided in Section 5.1 hereof and (ii) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3   Severability.   This Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible that is valid and enforceable.
5.4   Counterparts.   This Agreement may be executed in multiple counterparts (including facsimile or PDF counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.5   Governing Law; Venue.   NOTWITHSTANDING THE PLACE WHERE THIS AGREEMENT MAY BE EXECUTED BY ANY OF THE PARTIES HERETO, THE PARTIES EXPRESSLY AGREE THAT (I) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED UNDER THE LAWS OF THE STATE OF NEW YORK, AS APPLIED TO AGREEMENTS AMONG NEW YORK RESIDENTS ENTERED INTO AND TO BE PERFORMED ENTIRELY WITHIN NEW YORK, WITHOUT REGARD TO THE CONFLICT OF LAW PROVISIONS OF SUCH JURISDICTION OTHER THAN SECTIONS 5-1401 AND 5-1402 OF THE NEW YORK GENERAL OBLIGATIONS LAW AND SECTION 327(B) OF THE NEW YORK CIVIL PRACTICE LAWS AND RULES, AND (II) THE VENUE FOR ANY ACTION TAKEN WITH RESPECT TO THIS AGREEMENT SHALL BE ANY STATE OR FEDERAL COURT IN NEW YORK COUNTY IN THE STATE OF NEW YORK. EACH PARTY HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND, THEREFORE, EACH SUCH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT SUCH PARTY MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
5.6   Entire Agreement.   This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) constitutes the entire agreement of the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written.
5.7   Amendments and Modifications.   Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question (including the Holders of a majority-in-interest of the Founder Shares and the Holders of a majority-in-interest of the QSi Shares), compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects any Holder(s), solely in its capacity as a holder of the shares of capital stock of the Company, in a manner that is materially different from other Holders (in such capacity) shall require the consent of the Holder(s) so affected. No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any waiver, amendment or modification effected in accordance with this Section 5.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

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5.8   Titles and Headings.   Titles and headings of sections of this Agreement are for convenience only and shall not affect the construction of any provision of this Agreement.
5.9   Waivers and Extensions.   Any party to this Agreement may waive any right, breach or default which such party has the right to waive, provided that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
5.10   Remedies Cumulative.   In the event that the Company fails to observe or perform any covenant or agreement to be observed or performed under this Agreement, the Holders may proceed to protect and enforce their respective rights by suit in equity or action at law, whether for specific performance of any term contained in this Agreement or for an injunction against the breach of any such term or in aid of the exercise of any power granted in this Agreement or to enforce any other legal or equitable right, or to take any one or more of such actions, without being required to post a bond. None of the rights, powers or remedies conferred under this Agreement shall be mutually exclusive, and each such right, power or remedy shall be cumulative and in addition to any other right, power or remedy, whether conferred by this Agreement or now or hereafter available at law, in equity, by statute or otherwise.
5.11   Other Registration Rights.   The Company represents and warrants that no person, other than the Holders with respect to Registrable Securities, the holders of Warrants (as defined in the Warrant Agreement) or the PIPE Investors pursuant to the terms of the Subscription Agreements with respect to the PIPE Shares, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other person. Further, the Company represents and warrants that this Agreement supersedes any other registration rights agreement or agreement with similar terms and conditions (excluding the Subscription Agreements and the Warrant Agreement) and in the event of a conflict between any such agreement or agreements and this Agreement, the terms of this Agreement shall prevail.
5.12   Term.   This Agreement shall terminate upon the earlier of (i) the tenth anniversary of the date of this Agreement or (ii) the date as of which (A) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder) or (B) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 promulgated under the Securities Act (but with no volume or manner of sale restrictions or limitations). The provisions of Section 3.6 and Article IV shall survive any termination.
[SIGNATURE PAGES FOLLOW]

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IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
COMPANY:
HIGHCAPE CAPITAL ACQUISITION CORP.,
a Delaware corporation
By:

Name:
Matt Zuga

Title:
Chief Financial Officer and Chief Operating Officer

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
SPONSOR GROUP HOLDERS:
HIGHCAPE CAPITAL ACQUISITION LLC,
a Delaware limited liability company
By:

Name:
Matt Zuga

Title:
Manager

By:

Name:
David Colpman

By:

Name:
Antony Loebel

By:

Name:
Robert Taub

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
QSi HOLDERS:

Jonathan M. Rothberg, Ph.D.

Michael J. Rothberg

David Solomon

Xiao Huang

John Stark

Michael P. McKenna, Ph.D.

Matthew Dyer, Ph.D.

Christian LaPointe

Marijn Dekkers, Ph.D.

Ruth Fattori

Michael Mina, M.D., Ph.D.

Kevin Rakin

Jim Tananbaum, M.D.

Elizabeth A. Whayland
ELIZABETH A. WHAYLAND AND
GREGORY T. MULHERN, AS JOINT
TENANTS WITH RIGHT OF
SURVIVORSHIP
By:

Name:
Elizabeth A. Whayland

By:

Name:
Gregory T. Mulhern

[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
QSi HOLDERS:
4C HOLDINGS I, LLC	ROTHBERG FAMILY FUND I LLC
By:	By:
Name:	Name:
Title:	Title:
4C HOLDINGS V, LLC	YF GENOMICS LIMITED
By:	By:
Name:	Name:
Title:	Title:
23RD CENTURY CAPITAL LLC	SHANGHAI YUNFENG QIHUI INVESTMENT CENTER (LP)
By:	By:
Name:	Name:
Title:	Title:
JONATHAN M. ROTHBERG CHILDREN’S TRUST 2012	CD-VENTURE GMBH
By:	By:
Name:	Name:
Title:	Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
QSi HOLDERS:
TARANSAY GMBH & CO. KG	FEIXIANG HOLDINGS PRIVATE LIMITED
By:	By:
Name:	Name:
Title:	Title:
166 2ND LLC	HILDRED HOLDINGS, LLC
By:	By:
Name:	Name:
Title:	Title:
ALBANY PRIVATE EQUITY PTY LTD	RPS 2020 TRUST
By:	By:
Name:	Name:
Title:	Title:
AMB PROPERTY (PROVIDENCE) PTY LTD	Joseph Samberg
By:
Name:	JOSEPH D. SAMBERG REVOCABLE TRUST
Title:	By:
Name:
Title:
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
QSi HOLDERS:
JEFFREY S. SAMBERG AMENDED AND
RESTATED REVOCABLE TRUST
By:

Name:

Title:

THE SAMBERG FAMILY
FOUNDATION, INC.
By:

Name:

Title:

SAMBERG FAMILY 2007 TRUST
By:

Name:

Title:

LAURA S. AND MICHAEL S. FAINO
By:

Name:
Laura S. Faino

By:

Name:
Michael S. Faino

Laura Samberg-Faino
[Signature Page to Amended and Restated Registration Rights Agreement]

IN WITNESS WHEREOF, the undersigned have caused this Agreement to be executed as of the date first written above.
QSi HOLDERS:
FORESITE CAPITAL FUND IV, L.P.
By:

Name:

Title:

FORESITE CAPITAL FUND V, L.P.
By:

Name:

Title:

[Signature Page to Amended and Restated Registration Rights Agreement]

SCHEDULE A
Stockholder	Number of Shares of Company Series A Preferred Stock
23rd Century Capital LLC	22,500,000
Jonathan M. Rothberg Children’s Trust 2012	2,500,000

Exhibit G
Form of Transaction Support Agreement
[See attached.]

FORM OF TRANSACTION SUPPORT AGREEMENT
This TRANSACTION SUPPORT AGREEMENT (this “Agreement”) is entered into as of February 18, 2021, by and among HighCape Capital Acquisition Corp., a Delaware corporation (“HighCape”), Dr. Jonathan M. Rothberg (“Dr. Rothberg”) and the undersigned parties listed under Stockholders on the signature page(s) hereto (the “Stockholders”). Each of HighCape, Dr. Rothberg and each of the Stockholders are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Business Combination Agreement (defined below).
RECITALS
WHEREAS, on February 18, 2021, HighCape, Tenet Merger Sub, Inc., a Delaware corporation (“Merger Sub”), and Quantum-Si Incorporated, a Delaware corporation (the “Company”), entered into that certain Business Combination Agreement (as amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Business Combination Agreement”) pursuant to which, among other things, Merger Sub will merge with and into the Company, with the Company as the surviving company in the merger and, after giving effect to such merger, becoming a wholly-owned Subsidiary of HighCape, in each case, on the terms and subject to the conditions set forth in the Business Combination Agreement;
WHEREAS, Dr. Rothberg is the Chairman of the Board of Directors of the Company;
WHEREAS, each Stockholder is the record and beneficial owner of the number of shares of Company Series A Preferred Stock set forth opposite such Stockholder’s name on Schedule A hereto (together with any other Equity Securities of the Company that such Stockholder acquires record or beneficial ownership of after the date hereof, collectively, the “Subject Company Shares”);
WHEREAS, in consideration for the benefits to be received by Dr. Rothberg and the Stockholders under the terms of the Business Combination Agreement and as a material inducement to HighCape and the other HighCape Parties agreeing to enter into and consummate the transactions contemplated by the Business Combination Agreement, the Stockholders and Dr. Rothberg agree to enter into this Agreement and to be bound by the agreements, covenants and obligations contained in this Agreement; and
WHEREAS, the Parties acknowledge and agree that HighCape and the other HighCape Parties would not have entered into and agreed to consummate the transactions contemplated by the Business Combination Agreement without the Stockholders and Dr. Rothberg entering into this Agreement and agreeing to be bound by the agreements, covenants and obligations contained in this Agreement.
NOW, THEREFORE, in consideration of the premises and the mutual promises set forth herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, each intending to be legally bound, hereby agree as follows:
AGREEMENT
1.   Company Stockholder Written Consent and Related Matters.
(a)   As promptly as reasonably practicable (and in any event within two (2) Business Days) following the time at which the Registration Statement / Proxy Statement is declared effective under the Securities Act, the Stockholders shall duly execute and deliver to the Company and HighCape the Company Stockholder Written Consent under which they shall irrevocably and unconditionally consent to the matters, actions and proposals contemplated by Section 5.13(b) (Transaction Support Agreements; Company Stockholder Approval; PIPE Investor Subscription Agreements) of the Business Combination Agreement. Without limiting the generality of the first sentence of this Section 1(a), prior to the Closing, the Stockholders shall vote (or cause to be voted) the Subject Company Shares against and withhold consent with respect to (A) any Company Acquisition Proposal or (B) any other matter, action or proposal that would reasonably be expected to result in (x) a breach of any of the Company’s covenants, agreements or obligations under the Business Combination Agreement or (y) any of the conditions to the Closing set forth in Sections 6.1 or 6.2 of the Business Combination Agreement not being satisfied.

(b)   Without limiting any other rights or remedies of HighCape, each Stockholder hereby irrevocably appoints HighCape or any individual designated by HighCape as such Stockholder’s agent, attorney-in-fact and proxy (with full power of substitution and resubstituting), for and in the name, place and stead of such Stockholder, to attend on behalf of such Stockholder any meeting of the Company Stockholders with respect to the matters described in Section 1(a), to include such Stockholder’s Subject Company Shares in any computation for purposes of establishing a quorum at any such meeting of the Company Stockholders, to vote (or cause to be voted) such Stockholder’s Subject Company Shares or consent (or withhold consent) with respect to any of the matters described in Section 1(a) in connection with any meeting of the Company Stockholders or any action by written consent by the Company Stockholders (including the Company Stockholder Written Consent), in each case, in the event that such Stockholder fails to perform or otherwise comply with the covenants, agreements or obligations set forth in Section 1(a).
(c)   The proxy granted by each Stockholder pursuant to Section 1(b) is coupled with an interest sufficient at law to support an irrevocable proxy and is granted in consideration for HighCape entering into the Business Combination Agreement and agreeing to consummate the transactions contemplated thereby. The proxy granted by each Stockholder pursuant to Section 1(b) is also a durable proxy and shall survive the bankruptcy, dissolution, death, incapacity or other inability to act by such Stockholder and shall revoke any and all prior proxies granted by such Stockholder with respect to its Subject Company Shares. The vote or consent of the proxyholder in accordance with Section 1(b) and with respect to the matters in Section 1(a) shall control in the event of any conflict between such vote or consent by the proxyholder of the Subject Company Shares and a vote or consent by a Stockholder of the Subject Company Shares (or any other Person with the power to vote the Subject Company Shares) with respect to the matters in Section 1(a). The proxyholder may not exercise the proxy granted pursuant to Section 1(b) on any matter except those provided in Section 1(a). For the avoidance of doubt, the Stockholder may vote the Subject Company Shares on all other matters, subject to, for the avoidance of doubt, the other applicable covenants, agreements and obligations set forth in this Agreement.
2.   Other Covenants and Agreements.
(a)   Each Stockholder shall be bound by and subject to Section 5.3(a) (Confidentiality) and Section 5.4(a) (Public Announcements) of the Business Combination Agreement to the same extent as such provisions apply to the parties to the Business Combination Agreement, as if such Stockholder were directly party thereto, and each Stockholder and Dr. Rothberg shall be bound by and subject to the first sentence of Section 5.6(a) (Exclusive Dealing) and Section 8.18 (Trust Account Waiver) of the Business Combination Agreement to the same extent as such provisions apply to the Company, as if such Stockholder were directly party thereto. Dr. Rothberg shall, in his capacity has Executive Chairman of the Board of Directors of the Company, cause to be done such further acts and things as may be reasonably necessary or advisable to cause the Company to fulfill its obligations under the Business Combination Agreement and consummate the transactions contemplated thereby.
(b)   Each Stockholder and Dr. Rothberg acknowledges and agrees that HighCape and the other HighCape Parties are entering into the Business Combination Agreement in reliance upon such Stockholder entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement and but for such Stockholder and Dr. Rothberg entering into this Agreement and agreeing to be bound by, and perform, or otherwise comply with, as applicable, the agreements, covenants and obligations contained in this Agreement, HighCape and the other HighCape Parties would not have entered into or agreed to consummate the transactions contemplated by the Business Combination Agreement.
3.   Stockholder Representations and Warranties.   Each of the Stockholders and Dr. Rothberg represents and warrants to HighCape, on behalf of him or itself, as follows:
(a)   Such Stockholder is a limited liability company, trust or other applicable entity duly organized or formed, as applicable, validly existing and in good standing (or the equivalent thereof, if applicable, in each case, with respect to the jurisdictions that recognize the concept of good standing or any equivalent thereof) under the Laws of its jurisdiction of formation or organization (as applicable).

A-2

(b)   Such Stockholder has the requisite limited liability company, trust or other similar power and authority to execute and deliver this Agreement, to perform its covenants, agreements and obligations hereunder (including, for the avoidance of doubt, those covenants, agreements and obligations hereunder that relate to the provisions of the Business Combination Agreement), and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement has been duly authorized by all necessary limited liability company, trust (or other similar) action on the part of such Stockholder. This Agreement has been duly and validly executed and delivered by such Stockholder and Dr. Rothberg and constitutes a valid, legal and binding agreement of such Stockholder and Dr. Rothberg (assuming that this Agreement is duly authorized, executed and delivered by HighCape), enforceable against such Stockholder and Dr. Rothberg in accordance with its terms (subject to applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting generally the enforcement of creditors’ rights and subject to general principles of equity).
(c)   No consent, approval or authorization of, or designation, declaration or filing with, any Governmental Entity is required on the part of any Stockholder or Dr. Rothberg with respect to such Stockholder’s or Dr. Rothberg’s execution, delivery or performance of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby, except for any consents, approvals, authorizations, designations, declarations, waivers or filings, the absence of which would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder in any material respect.
(d)   None of the execution or delivery of this Agreement by the Stockholders and Dr. Rothberg, the performance by the Stockholders and Dr. Rothberg of any of its covenants, agreements or obligations under this Agreement (including, for the avoidance of doubt, those covenants, agreements and obligations under this Agreement that relate to the provisions of the Business Combination Agreement) or the consummation of the transactions contemplated hereby will, directly or indirectly (with or without due notice or lapse of time or both) (i) result in any breach of any provision of any Stockholder’s Governing Documents, (ii) result in a violation or breach of, or constitute a default or give rise to any right of termination, Consent, cancellation, amendment, modification, suspension, revocation or acceleration under, any of the terms, conditions or provisions of any Contract to which any Stockholder or Dr. Rothberg is a party, (iii) violate, or constitute a breach under, any Order or applicable Law to which Dr. Rothberg, any Stockholder or any of their respective properties or assets is bound or (iv) result in the creation of any Lien upon the Subject Company Shares, except, in the case of any of clauses (ii) and (iii) above, as would not adversely affect the ability of the Stockholders or Dr. Rothberg to perform, or otherwise comply with, any of its covenants, agreements or obligations hereunder.
(e)   Such Stockholder is the record and beneficial owner of its Subject Company Shares, free and clear of all Liens (other than transfer restrictions under applicable Securities Law or under the Company Stockholders Agreements). Except for the Equity Securities of the Company set forth on Schedule A hereto with respect to such Stockholder, together with any other Equity Securities of the Company that such Stockholder acquires record or beneficial ownership of after the date hereof that is either permitted pursuant to, or acquired in accordance with, Section 5.1(b)(iv) of the Business Combination Agreement, such Stockholder does not own, beneficially or of record, any Equity Securities of any Group Company. Except as otherwise expressly contemplated by the Company Stockholders Agreements and any agreement existing on the date hereof and made available to HighCape or that is entered into in accordance with the Business Combination Agreement, such Stockholder has no right to acquire any Equity Securities of any Group Company. Such Stockholder has the sole right to vote (and provide consent in respect of, as applicable) the Subject Company Shares and, except for this Agreement, the Business Combination Agreement, the Company Stockholders Agreements and any Contract with respect to a Permitted Transfer, such Stockholder is not party to or bound by (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or events (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer any of its Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of any of its Subject Company Shares.

A-3

(f)   There is no Proceeding pending or, to Dr. Rothberg’s or such Stockholder’s knowledge, threatened against Dr. Rothberg or such Stockholder that, if adversely decided or resolved, would reasonably be expected to adversely affect the ability of such Stockholder to perform, or otherwise comply with, any of its covenants, agreements or obligations under this Agreement in any material respect.
(g)   Dr. Rothberg and such Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that (i) it has conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition, operations and prospects of, the HighCape Parties and (ii) it has been furnished with or given access to such documents and information about the HighCape Parties and their respective businesses and operations as it and its Representatives have deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement, the other Ancillary Documents to which it is or will be a party and the transactions contemplated hereby and thereby.
(h)   In entering into this Agreement and the other Ancillary Documents to which it is or will be a party, such Stockholder has relied solely on its own investigation and analysis and the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party and no other representations or warranties of any HighCape Party (including, for the avoidance of doubt, none of the representations or warranties of any HighCape Party set forth in the Business Combination Agreement or any other Ancillary Document), any HighCape Non-Party Affiliate or any other Person, either express or implied, and such Stockholder, on its own behalf and on behalf of its Representatives, acknowledges, represents, warrants and agrees that, except for the representations and warranties expressly set forth in the Ancillary Documents to which it is or will be a party, none of the HighCape Parties, any HighCape Non-Party Affiliate or any other Person makes or has made any representation or warranty, either express or implied, in connection with or related to this Agreement, the Ancillary Documents to which it is or will be a party or the transactions contemplated hereby or thereby.
4.   Transfer of Subject Securities.   Except as expressly contemplated by the Business Combination Agreement, with the prior written consent of HighCape (such consent to be given or withheld in its sole discretion) or to a Permitted Transferee (as defined below), from and after the date hereof, each Stockholder agrees not to (a) Transfer any of its Subject Company Shares, (b) enter into (i) any option, warrant, purchase right, or other Contract that would (either alone or in connection with one or more events, developments or circumstances (including the satisfaction or waiver of any conditions precedent)) require such Stockholder to Transfer its Subject Company Shares or (ii) any voting trust, proxy or other Contract with respect to the voting or Transfer of its Subject Company Shares, or (c) take any actions in furtherance of any of the matters described in the foregoing clauses (a) or (b). For purposes of this Agreement, “Transfer” means any, direct or indirect, sale, transfer, assignment, pledge, mortgage, exchange, hypothecation, grant of a security interest in or disposition or encumbrance of an interest (whether with or without consideration, whether voluntarily or involuntarily or by operation of law or otherwise), and “Permitted Transferee” means any Person that controls, is controlled by or is under common control with the applicable Stockholder or Dr. Jonathan M. Rothberg that delivers to HighCape a notice by which he, she or it agrees to be bound by all the obligations of the applicable Stockholder hereunder with respect to its Subject Company Shares upon a Transfer of such Subject Company Shares to such Person.
5.   Termination.   This Agreement shall automatically terminate, without any notice or other action by any Party, and be void ab initio upon the earlier of (a) the Effective Time and (b) the termination of the Business Combination Agreement in accordance with its terms. Upon termination of this Agreement as provided in the immediately preceding sentence, none of the Parties shall have any further obligations or Liabilities under, or with respect to, this Agreement. Notwithstanding the foregoing or anything to the contrary in this Agreement, (i) the termination of this Agreement pursuant to Section 5(b) shall not affect any Liability on the part of any Party for Fraud or a Willful Breach of any covenant or agreement set forth in this Agreement prior to such termination, (ii) the first sentence of Section 2(a) (solely to the extent that it relates to Section 5.3(a) (Confidentiality) of the Business Combination Agreement) and the representations and warranties set forth in Sections 3(g) and (h) shall each survive any termination of this Agreement,

A-4

(iii) the first sentence of Section 2(a) (solely to the extent that it relates to Section 5.4(a) (Public Announcements) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(a) and (iv) the first sentence of Section 2(a) (solely to the extent that it relates to Section 8.18 (Trust Account Waiver) of the Business Combination Agreement) shall survive the termination of this Agreement pursuant to Section 5(b). For purposes of this Section 5, (x) “Willful Breach” means a material breach that is a consequence of an act undertaken or a failure to act by the breaching Party with the knowledge that the taking of such act or such failure to act would, or would reasonably be expected to, constitute or result in a breach of this Agreement and (y) “Fraud” means an act or omission committed by a Party, and requires: (A) a false or incorrect representation or warranty expressly set forth in this Agreement, (B) with actual knowledge (as opposed to constructive, imputed or implied knowledge) by the Party making such representation or warranty that such representation or warranty expressly set forth in this Agreement is false or incorrect, (C) an intention to deceive another Party, to induce him, her or it to enter into this Agreement, (D) another Party, in justifiable or reasonable reliance upon such false or incorrect representation or warranty expressly set forth in this Agreement, entering into this Agreement, and (E) such other Party to suffer damage by reason of such reliance. For the avoidance of doubt, “Fraud” does not include any claim for equitable fraud, promissory fraud, unfair dealings fraud or any torts (including a claim for fraud or alleged fraud) based on negligence or recklessness.
6.   Fiduciary Duties.   Notwithstanding anything in this Agreement to the contrary, (a) no Stockholder makes any agreement or understanding herein in any capacity other than in such Stockholder’s capacity as a record holder and beneficial owner of its Subject Company Shares and (b) nothing herein will be construed to limit or affect any action or inaction by any representative or Affiliate of such Stockholder serving as a member of the board of directors of any Group Company or as an officer, employee or fiduciary of any Group Company, in each case, acting in such person’s capacity as a director, officer, employee or fiduciary of such Group Company.
7.   No Recourse.   Except for claims pursuant to the Business Combination Agreement or any other Ancillary Document by any party(ies) thereto against any other party(ies) thereto, each Party agrees that (a) this Agreement may be enforced only against, and any action for breach of this Agreement may be made only against, the Parties, and no claims of any nature whatsoever (whether in tort, contract or otherwise) arising under or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby shall be asserted against the Company or any Company Non-Party Affiliate (other than any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any HighCape Non-Party Affiliate, and (b) none of the Company, any Company Non-Party Affiliates (other than any Stockholder named as a party hereto, on the terms and subject to the conditions set forth herein) or any HighCape Non-Party Affiliate shall have any Liability arising out of or relating to this Agreement, the negotiation hereof or its subject matter, or the transactions contemplated hereby, including with respect to any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any written or oral representations made or alleged to be made in connection herewith, as expressly provided herein, or for any actual or alleged inaccuracies, misstatements or omissions with respect to any information or materials of any kind furnished in connection with this Agreement, the negotiation hereof or the transactions contemplated hereby.
8.   Notices.   All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given) by delivery in person, by facsimile (having obtained electronic delivery confirmation thereof) if applicable, e-mail (having obtained electronic delivery confirmation thereof (i.e., an electronic record of the sender that the email was sent to the intended recipient thereof without an “error” or similar message that such email was not received by such intended recipient)), or by registered or certified mail (postage prepaid, return receipt requested) (upon receipt thereof) to the other Parties as follows:

A-5

If to HighCape, to:
c/o HighCape Capital Acquisition Corp.
452 Fifth Avenue, 21st Floor
New York, New York 10018
Attention: Kevin Rakin
E-mail: kevin.rakin@highcape.com
with a copy (which shall not constitute notice) to:
White & Case LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: Joel L. Rubinstein
E-mail: joel.rubinstein@whitecase.com
If to any Stockholder, to:
3833 S. Ocean Blvd
Highland Beach, FL 33487
Attention: Michael J. Rothberg
Email: michaelrothberg@mac.com
with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Michael Fantozzi
E-mail: MLFantozzi@mintz.com
If to Dr. Rothberg, to:
c/o Quantum-Si Incorporated
530 Old Whitfield Street
Guilford, CT 06437
Attention: Dr. Jonathan M. Rothberg
with a copy (which shall not constitute notice) to:
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
One Financial Center
Boston, MA 02111
Attention: Michael Fantozzi
E-mail: MLFantozzi@mintz.com
or to such other address as the Party to whom notice is given may have previously furnished to the others in writing in the manner set forth above.
9.   Entire Agreement.   This Agreement, the Business Combination Agreement and documents referred to herein and therein constitute the entire agreement of the Parties with respect to the subject matter of this Agreement, and supersede all prior agreements and undertakings, both written and oral, among the Parties with respect to the subject matter of this Agreement, except as otherwise expressly provided in this Agreement.
10.   Amendments and Waivers; Assignment.   Any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed by Dr. Rothberg, the Stockholders and HighCape. Notwithstanding the foregoing, no failure or delay by any Party in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assignable by any Stockholder without HighCape’s prior written consent (to

A-6

be withheld or given in its sole discretion) except to a Permitted Transferee to which Subject Company Shares are Transferred in accordance with the terms hereof.
11.   Fees and Expenses.   Except as otherwise expressly set forth in the Business Combination Agreement, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including the fees and disbursements of counsel, financial advisors and accountants, shall be paid by the Party incurring such fees or expenses.
12.   Remedies.   Except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby upon, or available at law or in equity to, such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy. The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that any Party does not perform its respective obligations under the provisions of this Agreement in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that each Party shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case, without posting a bond or undertaking and without proof of damages and this being in addition to any other remedy to which they are entitled at law or in equity. Each Party agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity.
13.   No Third Party Beneficiaries.   This Agreement shall be for the sole benefit of the Parties and their respective successors and permitted assigns and is not intended, nor shall be construed, to give any Person, other than the Parties and their respective successors and assigns, any legal or equitable right, benefit or remedy of any nature whatsoever by reason this Agreement. Nothing in this Agreement, expressed or implied, is intended to or shall constitute the Parties as partners or participants in a joint venture.
14.   Miscellaneous.   Sections 8.1 (Non-Survival), 8.5 (Governing Law), 8.7 (Construction; Interpretation), 8.10 (Severability), 8.11 (Counterparts; Electronic Signatures), 8.15 (Waiver of Jury Trial) and 8.16 (Submission to Jurisdiction) of the Business Combination Agreement are incorporated herein by reference and shall apply to this Agreement, mutatis mutandis.
[Signature page follows]

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IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.
HIGHCAPE CAPITAL ACQUISITION CORP.
By:

Name:

Title:

[Signature Page to Transaction Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.
STOCKHOLDERS:
23rd Century Capital LLC
By:

Name: Michael J. Rothberg
Title: General Partner
Jonathan M. Rothberg Children’s Trust 2012
By:

Name: Michael J. Rothberg
Title: Trustee
[Signature Page to Transaction Support Agreement]

IN WITNESS WHEREOF, the Parties have executed and delivered this Transaction Support Agreement as of the date first above written.

Dr. Jonathan M. Rothberg
[Signature Page to Transaction Support Agreement]

Exhibit H
Form of HighCape Incentive Equity Plan
[See Annex D to this Form S-4/A]

ANNEX B
Final Form
FORM OF SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION OF
HIGHCAPE CAPITAL ACQUISITION CORP.
HighCape Capital Acquisition Corp., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:
1.   The name of this corporation is HighCape Capital Acquisition Corp. The date of the filing of its original certificate of incorporation with the Secretary of State of the State of Delaware was June 10, 2020.
2.   This Second Amended and Restated Certificate of Incorporation, which restates, integrates and further amends the certificate of incorporation of this corporation as heretofore amended and restated, has been duly adopted by the corporation in accordance with Sections 242 and 245 of the DGCL and shall be effective at [•] Eastern time on [•].
3.   The certificate of incorporation of this corporation is hereby amended and restated in its entirety to read as follows:
ARTICLE I
NAME
The name of the corporation is “Quantum-Si Incorporated” (hereinafter called the “Corporation”).
ARTICLE II
REGISTERED OFFICE AND AGENT
The address of the Corporation’s registered office in the State of Delaware is c/o Corporation Service Company, 251 Little Falls Drive, Wilmington New Castle County, Delaware 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware or any applicable successor act thereto, as the same may be amended from time to time (the “DGCL”).
ARTICLE IV
CAPITAL STOCK
The total number of shares of all classes of capital stock which the Corporation shall have authority to issue is 628,000,000 shares, consisting of 600,000,000 shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), 27,000,000 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), and 1,000,000 shares of Preferred Stock, par value $0.0001 per share (“Preferred Stock”). The number of authorized shares of Class A Common Stock, Class B Common Stock or Preferred Stock may be increased or decreased (but not below (i) the number of shares thereof then outstanding and (ii) with respect to the Class A Common Stock, the number of shares of Class A Common Stock reserved pursuant to Section 8 of Part A of this Article IV) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon irrespective of the provisions of Section 242(b)(2) of the DGCL.
The following is a statement of the designations and the powers, preferences, privileges and rights, and the qualifications, limitations or restrictions thereof in respect of each class of capital stock of the Corporation.

A.
CLASS A COMMON STOCK AND CLASS B COMMON STOCK.

Unless otherwise indicated, references to “Sections” or “Subsections” in this Part A of this Article IV refer to sections and subsections of Part A of this Article IV.
1.   Equal Status; General.   Except as otherwise provided in this Second Amended and Restated Certificate of Incorporation (as amended and/or restated from time to time, including pursuant to any Preferred Stock Designation (as defined below), this “Amended and Restated Certificate of Incorporation”) or required by applicable law, shares of Class A Common Stock and Class B Common Stock shall have the same rights, privileges and powers, rank equally (including as to dividends and distributions, and upon any liquidation, dissolution, distribution of assets or winding up of the Corporation), share ratably and be identical in all respects and as to all matters. The voting, dividend, liquidation and other rights, powers and preferences of the holders of Class A Common Stock and Class B Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Preferred Stock of any series as may be designated by the Board of Directors of the Corporation (the “Board”) upon any issuance of the Preferred Stock of any series.
2.   Voting.   Except as otherwise required by applicable law, at all meetings of stockholders and on all matters submitted to a vote of stockholders of the Corporation generally, each holder of Class A Common Stock, as such, shall have the right to one (1) vote per share of Class A Common Stock held of record by such holder and each holder of Class B Common Stock, as such, shall have the right to twenty (20) votes per share of Class B Common Stock held of record by such holder. Except as otherwise required by applicable law or provided in this Amended and Restated Certificate of Incorporation, the holders of shares of Class A Common Stock and Class B Common Stock, as such, shall (a) at all times vote together as a single class on all matters (including the election of directors) submitted to a vote of the stockholders of the Corporation generally, (b) be entitled to notice of any stockholders’ meeting in accordance with the Amended and Restated Bylaws of the Corporation, as the same may be amended and/or restated from time to time (the “Bylaws”), and (c) be entitled to vote upon such matters and in such manner as may be provided by applicable law; provided, however, that, except as otherwise required by applicable law, holders of Class A Common Stock and Class B Common Stock, as such, shall not be entitled to vote on any amendment to this Amended and Restated Certificate of Incorporation (including any Preferred Stock Designation) that relates solely to the terms of one or more outstanding series of Preferred Stock if the holders of such affected series of Preferred Stock are exclusively entitled, either separately or together with the holders of one or more other such series of Preferred Stock, to vote thereon pursuant to this Amended and Restated Certificate of Incorporation or applicable law. There shall be no cumulative voting.
3.   Dividend and Distribution Rights.   Shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any dividends or distributions as may be declared and paid from time to time by the Board out of any assets of the Corporation legally available therefor; provided, however, that in the event a dividend is paid in the form of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares), then holders of Class A Common Stock shall be entitled to receive shares of Class A Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), and holders of Class B Common Stock shall be entitled to receive shares of Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), with holders of shares of Class A Common Stock and Class B Common Stock receiving, on a per share basis, an identical number of shares of Class A Common Stock or Class B Common Stock (or rights to acquire, or securities convertible into or exchangeable for, such shares, as the case may be), as applicable. Notwithstanding the foregoing, the Board may pay or make a disparate dividend or distribution per share of Class A Common Stock or Class B Common Stock (whether in the amount of such dividend or distribution payable per share, the form in which such dividend or distribution is payable, the timing of the payment, or otherwise) if such disparate dividend or distribution is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.

4.   Subdivisions, Combinations or Reclassifications.   Shares of Class A Common Stock or Class B Common Stock may not be subdivided, combined or reclassified unless the shares of the other class is concurrently therewith proportionately subdivided, combined or reclassified in a manner that maintains the same proportionate equity ownership between the holders of the outstanding Class A Common Stock and Class B Common Stock on the record date for such subdivision, combination or reclassification; provided, however, that shares of one such class may be subdivided, combined or reclassified in a different or disproportionate manner if such subdivision, combination or reclassification is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
5.   Liquidation, Dissolution or Winding Up.   Subject to the preferential or other rights of any holders of Preferred Stock then outstanding, upon the dissolution, distribution of assets, liquidation or winding up of the Corporation, whether voluntary or involuntary, holders of Class A Common Stock and Class B Common Stock will be entitled to receive ratably all assets of the Corporation available for distribution to its stockholders unless disparate or different treatment of the shares of each such class with respect to distributions upon any such liquidation, dissolution, distribution of assets or winding up is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and Class B Common Stock, each voting separately as a class.
6.   Certain Transactions.
6.1   Merger or Consolidation.   In the case of any distribution or payment in respect of the shares of Class A Common Stock or Class B Common Stock, or any consideration into which such shares are converted, upon the consolidation or merger of the Corporation with or into any other entity, such distribution, payment or consideration that the holders of shares of Class A Common Stock or Class B Common Stock have the right to receive, or the right to elect to receive, shall be made ratably on a per share basis among the holders of the Class A Common Stock and Class B Common Stock as a single class; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate distribution, payment or consideration in connection with such consolidation, merger or other transaction in order to reflect the special rights, powers and privileges of holders of shares of Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities distributable to the holders of, or issuable upon the conversion of, each share of Class B Common Stock outstanding immediately prior to such transaction having not more than twenty (20) times the voting power of any securities distributable to the holders of, or issuable upon the conversion of, each share of Class A Common Stock outstanding immediately prior to such transaction or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.
6.2   Third-Party Tender or Exchange Offers.   The Corporation may not enter into any agreement pursuant to which a third party may by tender or exchange offer acquire any shares of Class A Common Stock or Class B Common Stock unless the holders of (a) the Class A Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class B Common Stock would receive, or have the right to elect to receive, and (b) the Class B Common Stock shall have the right to receive, or the right to elect to receive, the same form of consideration and the same amount of consideration on a per share basis as the holders of the Class A Common Stock would receive, or have the right to elect to receive; provided, however, that shares of such classes may receive, or have the right to elect to receive, different or disproportionate consideration in connection with such tender or exchange offer in order to reflect the special rights, powers and privileges of the holders of shares of the Class B Common Stock under this Amended and Restated Certificate of Incorporation (which may include, without limitation, securities exchangeable for each share of Class B Common Stock having twenty (20) times the voting power of any securities exchangeable for each share of Class A Common Stock or any other share of stock then outstanding) or such other rights, powers, privileges or other terms that are no more favorable, in the aggregate, to the holders of the Class B Common Stock relative to the holders of the Class A Common Stock than those contained in this Amended and Restated Certificate of Incorporation.

7.   Conversion.
7.1   Optional Conversion of Class B Common Stock.   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation (an “Optional Class B Conversion Event”). Before any holder of Class B Common Stock shall be entitled to convert any shares of Class B Common Stock into shares of Class A Common Stock, such holder shall surrender the certificate or certificates therefor (if any), duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall provide written notice to the Corporation at its principal corporate office, of such conversion election and shall state therein the name or names (i) in which the certificate or certificates representing the shares of Class A Common Stock into which the shares of Class B Common Stock are so converted are to be issued (if such shares of Class A Common Stock are certificated) or (ii) in which such shares of Class A Common Stock are to be registered in book-entry form (if such shares of Class A Common Stock are uncertificated). If the shares of Class A Common Stock into which the shares of Class B Common Stock are to be converted are to be issued in a name or names other than the name of the holder of the shares of Class B Common Stock being converted, such notice shall be accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the holder. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder, or to the nominee or nominees of such holder, a certificate or certificates representing the number of shares of Class A Common Stock to which such holder shall be entitled upon such conversion (if such shares of Class A Common Stock are certificated) or shall register such shares of Class A Common Stock in book-entry form (if such shares of Class A Common Stock are uncertificated). Such conversion shall be deemed to be effective immediately prior to the close of business on the date of such surrender of the shares of Class B Common Stock to be converted following or contemporaneously with the provision of written notice of such conversion election as required by this Subsection 7.1, the shares of Class A Common Stock issuable upon such conversion shall be deemed to be outstanding as of such time, and the Person or Persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be deemed to be the record holder or holders of such shares of Class A Common Stock as of such time. Notwithstanding anything herein to the contrary, shares of Class B Common Stock represented by a lost, stolen or destroyed stock certificate may be converted pursuant to an Optional Class B Conversion Event if the holder thereof notifies the Corporation or its transfer agent that such certificate has been lost, stolen or destroyed and makes an affidavit of that fact acceptable to the Corporation and executes an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate.
7.2   Automatic Conversion of Class B Common Stock.   To the extent set forth below, each applicable share of Class B Common Stock shall automatically convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of an event described below (a “Mandatory Class B Conversion Event”):
(a)   Transfers.   Each share of Class B Common Stock that is subject to a Transfer (as defined in Section 11), other than a Permitted Transfer (as defined in Section 11), shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the occurrence of such Transfer (other than a Permitted Transfer).
(b)   Reduction in Voting Power.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the first date on which the Founder, together with all other Qualified Stockholders, collectively cease to beneficially own at least 20% of the number of shares of Class B Common Stock (as such number of shares is equitably adjusted in respect of any reclassification, stock dividend, subdivision, combination or recapitalization of the Class B Common Stock) collectively held by the Founder and his Permitted Transferees as of the Effective Date.

(c)   Affirmative Vote.   Each outstanding share of Class B Common Stock shall automatically, without further action by the Corporation or the holder thereof, convert into one (1) fully paid and nonassessable share of Class A Common Stock upon the date specified by the affirmative vote of the holders of at least two-thirds (2/3) of the then outstanding shares of Class B Common Stock, voting as a separate class.
7.3   Certificates.   Each outstanding stock certificate (if shares are in certificated form) that, immediately prior to the occurrence of a Mandatory Class B Conversion Event, represented one or more shares of Class B Common Stock subject to such Mandatory Class B Conversion Event shall, upon such Mandatory Class B Conversion Event, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of any holder whose shares of Class B Common Stock have been converted into shares of Class A Common Stock as a result of an Optional Class B Conversion Event or a Mandatory Class B Conversion Event (either of the foregoing, a “Conversion Event”) and upon surrender by such holder to the Corporation of the outstanding certificate(s) formerly representing such holder’s shares of Class B Common Stock, if any (or, in the case of any lost, stolen or destroyed certificate, upon such holder providing an affidavit of that fact acceptable to the Corporation and executing an agreement acceptable to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificate), issue and deliver to such holder (or such other Person specified pursuant to Subsection 7.1) certificate(s) representing the shares of Class A Common Stock into which such holder’s shares of Class B Common Stock were converted as a result of such Conversion Event (if such shares are certificated) or, if such shares are uncertificated, register such shares in book-entry form. Each share of Class B Common Stock that is converted pursuant to Subsection 7.1 or 7.2 shall thereupon automatically be retired and shall not be available for reissuance.
7.4   Policies and Procedures.   The Corporation may, from time to time, establish such administrative policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate of Incorporation or Bylaws of the Corporation, relating to the conversion of the Class B Common Stock into Class A Common Stock, as it may deem necessary or advisable in connection therewith (it being understood, for the avoidance of doubt, that this sentence shall not authorize or empower the Corporation to expand upon the events that constitute a Mandatory Class B Conversion Event).
8.   Reservation of Stock.   The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock.
9.   Protective Provisions.   Unless such action is first approved by the affirmative vote (or written consent) of the holders of two-thirds (2/3rd) of the then-outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law, this Amended and Restated Certificate of Incorporation or the Bylaws, prior to the Final Conversion Date, the Corporation shall not, whether by merger, consolidation, certificate of designation or otherwise (i) amend, alter, repeal or waive any provision of Part A of this Article IV (or adopt any provision inconsistent therewith), or (ii) except for the shares of Class B Common Stock issued pursuant to the Merger and as provided in Section 10 below, authorize, or issue any shares of, any class or series of capital stock of the Corporation entitling the holder thereof to more than (1) vote for each share thereof or entitling any class or series of securities to designate or elect directors as a class or series separate from the Class A Common Stock and Class B Common Stock.
10.   Issuance of Additional Shares.   From and after the Effective Date, additional shares of Class B Common Stock may be issued only to a Qualified Stockholder.
11.   Definitions.   For purposes of this Amended and Restated Certificate of Incorporation:
“Change of Control Transaction” means (i) the sale, lease, exchange, or other disposition (other than liens and encumbrances created in the ordinary course of business, including liens or encumbrances to secure indebtedness for borrowed money that are approved by the Board, so long as no foreclosure occurs in respect of any such lien or encumbrance) of all or substantially all of the Corporation’s property and assets (which shall for such purpose include the property and assets of any direct or indirect subsidiary of the Corporation), provided that any sale, lease, exchange or other disposition of property or assets exclusively between or among the Corporation and any direct or indirect subsidiary or subsidiaries of the Corporation shall not be deemed a “Change of Control Transaction”; (ii) the merger, consolidation, business combination, or other similar transaction of the Corporation with any other entity, other than a merger, consolidation, business combination, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such merger, consolidation, business combination, or other similar transaction, and the stockholders of the Corporation immediately prior to the merger, consolidation, business combination, or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the merger, consolidation, business combination, or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction; and (iii) a recapitalization, liquidation, dissolution, or other similar transaction involving the Corporation, other than a recapitalization, liquidation, dissolution, or other similar transaction that would result in the voting securities of the Corporation outstanding immediately prior thereto continuing to represent (either by remaining outstanding or being converted into voting securities of the surviving entity or its parent) more than fifty percent (50%) of the total voting power represented by the voting securities of the Corporation and more than fifty percent (50%) of the total number of outstanding shares of the Corporation’s capital stock, in each case as outstanding immediately after such recapitalization, liquidation, dissolution or other similar transaction, and the stockholders of the Corporation immediately prior to the recapitalization, liquidation, dissolution or other similar transaction continuing to own voting securities of the Corporation, the surviving entity or its parent immediately following the recapitalization, liquidation, dissolution or other similar transaction in substantially the same proportions (vis a vis each other) as such stockholders owned of the voting securities of the Corporation immediately prior to the transaction.
“Effective Date” means the date on which this Amended and Restated Certificate of Incorporation is first effective.
“Family Member” means with respect to any natural person who is a Qualified Stockholder (a) the spouse of such Qualified Stockholder, (b) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of such Qualified Stockholder or (c) the parents, grandparents, lineal descendants, siblings or lineal descendants of siblings of the spouse of such Qualified Stockholder. Lineal descendants shall include adopted persons, but only so long as they are adopted during minority.
“Fiduciary” means a Person who (a) is an executor, personal representative, administrator, trustee, manager, managing member, general partner, director, officer or any other agent of a Person and (b) manages, controls or otherwise has decision-making authority with respect to such Person, but, in each case, only to the extent that such Person may be removed, directly or indirectly, by one or more Qualified Stockholders and replaced with another Fiduciary selected, directly or indirectly, by one or more Qualified Stockholders.
“Final Conversion Date” means the date on which no shares of Class B Common Stock shall remain outstanding.
“Founder” means Dr. Jonathan M. Rothberg.
“Liquidation Event” means any liquidation, dissolution, or winding up of the Corporation, whether voluntary or involuntary, or any Change of Control Transaction.
“Merger” means the merger of Tenet Merger Sub, Inc. with and into Quantum-Si Incorporated pursuant to that certain Business Combination Agreement, dated as of February 18, 2021, by and among the Corporation, Tenet Merger Sub, Inc., a Delaware corporation, and Quantum-Si Incorporated.

“Parent” of an entity means any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.
“Permitted Entity” means:
(a)   a Permitted Trust for so long as such Permitted Trust is solely for the current benefit of a Qualified Beneficiary (and, for the avoidance of doubt, notwithstanding that a remainder interest in such Permitted Trust is for the benefit of any Person other than a Qualified Beneficiary);
(b)   any general partnership, limited partnership, limited liability company, corporation, public benefit corporation or other entity, in each case, for so long as such entity is exclusively owned, by (1) one or more Qualified Stockholders, (2) one or more Family Members of such Qualified Stockholders and/or (3) any other Permitted Entity of such Qualified Stockholders;
(c)   any foundation or similar entity or any Qualified Charity for so long as (i) one or more Qualified Stockholders continues to, directly or indirectly, exercise Voting Control over any shares of Class B Common Stock from time to time Transferred to such foundation or similar entity or Qualified Charity, and/or (ii) a Fiduciary of such foundation or similar entity or Qualified Charity exercises Voting Control over such shares of Class B Common Stock;
(d)   an Individual Retirement Account, as defined in Section 408(a) of the Internal Revenue Code, or a pension, profit sharing, stock bonus or other type of plan or trust of which such Qualified Stockholder is a participant or beneficiary and which satisfies the requirements for qualification under Section 401 of the Internal Revenue Code for so long as such Qualified Stockholder has sole dispositive power and exclusive Voting Control with respect to the shares of Class B Common Stock held in such account, plan or trust;
(e)   the executor or personal representative of the estate of a Qualified Stockholder upon the death of such Qualified Stockholder solely to the extent the executor or personal representative is acting in the capacity of executor or personal representative of such estate;
(f)   a revocable living trust, which revocable living trust is itself both a Permitted Trust and a Qualified Stockholder, during the lifetime of the natural person grantor of such trust; or
(g)   a revocable living trust (including any irrevocable administrative trust resulting from the death of the natural person grantor of such trust) which trust is itself both a Permitted Trust and a Qualified Stockholder, following the death of the natural person grantor of such trust, solely to the extent that such shares are held in such trust pending distribution to the beneficiaries designated in such trust.
Except as explicitly provided for herein, a Permitted Entity of a Qualified Stockholder shall not cease to be a Permitted Entity solely by reason of the death of that Qualified Stockholder.
“Permitted Transfer” means, and is restricted to, any Transfer of a share of Class B Common Stock:
(h)   by a Qualified Stockholder that is not a Permitted Entity to (i) one or more Family Members of such Qualified Stockholder, (ii) any Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder;
(i)   by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, (ii) any other Permitted Entity of such Qualified Stockholder, or (iii) any Permitted Entity of one or more Family Members of such Qualified Stockholder; or
(j)   any Transfer approved in advance by the Board, or a duly authorized committee of the Board, upon a determination that such Transfer is not inconsistent with the purposes of the foregoing provisions of this definition of “Permitted Transfer.”
For the avoidance of doubt, the direct Transfer of any share or shares of Class B Common Stock by a holder thereof to any other Person shall qualify as a “Permitted Transfer” within the meaning of this Section, if such Transfer could have been completed indirectly through one or more transactions involving more than one Transfer, so long as each Transfer in such transaction or transactions would otherwise have qualified as a “Permitted Transfer” within the meaning of this Section. For the further avoidance of doubt, a Transfer may qualify as a “Permitted Transfer” within the meaning of this Section under any one or more than one of the clauses of this Section as may be applicable to such Transfer, without regard to any proviso in, or requirement of, any other clause(s) of this Section.
“Permitted Transferee” means, as of any date of determination, a Person that is entitled to be a transferee of shares of Class B Common Stock in a Transfer that, as of such date, would constitute a Permitted Transfer.
“Permitted Trust” means a bona fide trust where each trustee is (a) a Qualified Stockholder; (b) a Family Member of a Qualified Stockholder; or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisor, or bank trust departments.
“Person” means any individual, corporation, limited liability company, limited or general partnership, joint venture, association, joint-stock company, trust, unincorporated organization or other entity, whether domestic or foreign.
“Qualified Beneficiary” means (i) one or more Qualified Stockholders, (ii) one or more Family Members of a Qualified Stockholder and/or (iii) any other Permitted Entities of one or more Qualified Stockholders.
“Qualified Charity” means a domestic U.S. charitable organization, contributions to which are deductible for federal income, estate, gift and generation skipping transfer tax purposes.
“Qualified Stockholder” means (i) the Founder, (ii) any Person that receives Class B Common Stock in the Merger, and (iii) any Person that is a Permitted Transferee.
“Requisite Stockholder Consent” means (i) prior to the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of a majority in voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders, and (ii) on and after the Voting Threshold Date, the action at a meeting or by written consent (to the extent permitted under this Amended and Restated Certificate of Incorporation) of the holders of two-thirds (2/3rds) of the voting power of the shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
“Transfer” of a share of Class B Common Stock means, directly or indirectly, any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law (including by merger, consolidation or otherwise), including, without limitation, the transfer of a share of Class B Common Stock to a broker or other nominee or the transfer of, or entering into a binding agreement with respect to, Voting Control over such share by proxy or otherwise. A Transfer shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by a Person that received shares in a Permitted Transfer if there occurs any act or circumstance that causes such Person to no longer be a Permitted Transferee. In addition, for the avoidance of doubt, a Transfer shall be deemed to have occurred if a holder that is a partnership, limited partnership, limited liability company or corporation distributes or otherwise transfers its shares of Class B Common Stock to its partners, stockholders, members or other equity owners. Notwithstanding the foregoing, the following shall not be considered a Transfer:
(a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board in connection with (i) actions to be taken at an annual or special meeting of stockholders, or (ii) any other action of the stockholders permitted by this Amended and Restated Certificate of Incorporation;
(b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock, which voting trust, agreement or arrangement does not involve any payment of cash, securities or other property to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; for the avoidance of doubt, any voting trust, agreement or arrangement entered into prior to the Effective Date shall not constitute a Transfer;
(c)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a Transfer unless such foreclosure or similar action qualifies as a Permitted Transfer at such time;
(d)   any change in the trustee(s) or the Person(s) and/or entity(ies) having or exercising Voting Control over shares of Class B Common Stock held by a Permitted Entity, provided that following such change such Permitted Entity continues to be a Permitted Entity;
(e)   (1) the assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock by a Qualified Stockholder to a grantor retained annuity trust (a “GRAT”) for which the trustee is (A) such Qualified Stockholder, (B) a Family Member of such Qualified Stockholder, (C) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies, accounting, legal or financial advisors, or bank trust departments, (D) an employee of the Corporation or a member of the Board or (E) solely in the case of any such trust established by a natural Person grantor, any other bona fide trustee; (2) the change in trustee for such a GRAT from one of the Persons identified in the foregoing subclauses (A) through (E) to another Person identified in the foregoing subclauses (A) through (E); and (3) the distribution of such shares of Class B Common Stock from such GRAT to such Qualified Stockholder (provided, however, that the distribution of shares of Class B Common Stock to any beneficiary of such GRAT except such Qualified Stockholder shall constitute a Transfer unless such distribution qualifies as a Permitted Transfer at such time);
(f)   any Transfer of shares of Class B Common Stock, whether by a Qualified Stockholder or a Permitted Entity, to a broker or other nominee for so long as the transferor retains (i) Voting Control, (ii) sole dispositive power over such shares of Class B Common Stock, and (iii) the economic consequences of ownership of such shares of Class B Common Stock;
(g)   entering into a trading plan pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended, with a broker or other nominee; provided, however, that a sale of such shares of Class B Common Stock pursuant to such plan shall constitute a “Transfer” at the time of such sale;
(h)   in connection with a Change of Control Transaction (1) the entering into a support, voting, tender or similar agreement or arrangement, (2) the granting of any proxy and/or (3) the tendering of any shares in any tender or exchange offer for all of the outstanding shares of Class A Common Stock and Class B Common Stock;
(i)   due to the fact that the spouse of any holder of shares of Class B Common Stock possesses or obtains an interest in such holder’s shares of Class B Common Stock arising solely by reason of the application of the community property laws of any jurisdiction, so long as no other event or circumstance shall exist or have occurred that constitutes a “Transfer” of such shares of Class B Common Stock; provided that any transfer of shares by any holder of shares of Class B Common Stock to such holder’s spouse, including a transfer in connection with a divorce proceeding, domestic relations order or similar legal requirement, shall constitute a “Transfer” of such shares of Class B Common Stock unless (1) otherwise exempt from the definition of Transfer, or (2) in connection with such divorce proceeding, domestic relations order or similar legal requirement, a Qualified Stockholder is entitled to retain (and for so long as a Qualified Stockholder does actually retain) either (x) the exclusive right to exercise the power to vote or direct the voting of such shares of Class B Common Stock, or (y) sole dispositive power over such shares of Class B Common Stock; and
(j)   entering into a support, voting, tender or similar agreement, arrangement or understanding (with or without granting a proxy) in connection with a Liquidation Event or consummating the actions or transactions contemplated therein (including, without limitation, tendering shares of Class B

Common Stock in connection with a Liquidation Event, the consummation of a Liquidation Event or the sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of shares of Class B Common Stock or any legal or beneficial interest in shares of Class B Common Stock in connection with a Liquidation Event), provided that such Liquidation Event was approved by the Board.
“Voting Control” means, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.
“Voting Threshold Date” means the first date on which the issued and outstanding shares of Class B Common Stock represents less than 50% of the total voting power of the then outstanding shares of capital stock of the Corporation that would then be entitled to vote in the election of directors at an annual meeting of stockholders.
B.
PREFERRED STOCK

Subject to Article IV, Part A Section 9, Preferred Stock may be issued from time to time in one or more series, each of such series to have such terms as stated or expressed herein and in the resolution or resolutions providing for the issue of such series adopted by the Board as hereinafter provided. Any shares of Preferred Stock which may be redeemed, purchased or acquired by the Corporation may be reissued except as otherwise provided by law.
Subject to Article IV, Part A Section 9, authority is hereby expressly granted to the Board from time to time to issue the Preferred Stock in one or more series, and in connection with the creation of any such series, by adopting a resolution or resolutions providing for the issuance of the shares thereof and by filing a certificate of designations relating thereto in accordance with the DGCL (a “Preferred Stock Designation”), to determine and fix the number of shares of such series and such voting powers, full or limited, or no voting powers, and such designations, preferences and relative participating, optional or other special rights, and qualifications, limitations or restrictions thereof, including without limitation thereof, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be stated and expressed in such resolutions, all to the full extent now or hereafter permitted by the DGCL. Without limiting the generality of the foregoing, the resolutions providing for issuance of any series of Preferred Stock may provide that such series shall be superior or rank equally or be junior to any other series of Preferred Stock to the extent permitted by law.
ARTICLE V
AMENDMENT OF THE CERTIFICATE OF INCORPORATION
The Corporation reserves the right to amend, alter, change, adopt or repeal any provision contained in this Amended and Restated Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation; provided, however, that, notwithstanding any other provision of this Amended and Restated Certificate of Incorporation or any provision of law that might otherwise permit a lesser vote or no vote, but in addition to any vote of the holders of shares of any class or series of capital stock of the Corporation required by law or by this Amended and Restated Certificate of Incorporation, the affirmative vote of the holders of a majority of the voting power of the then-outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend or repeal any provision of this Amended and Restated Certificate of Incorporation, or adopt any provision of this Amended and Restated Certificate of Incorporation inconsistent therewith; provided further, so long as any shares of Class B Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of two-thirds (2/3rds) of the outstanding shares of Class B Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes, any of the voting, conversion, dividend or liquidation provisions of the shares of Class B Common Stock or other rights, powers, preferences or privileges of the shares of Class B Common Stock; (2) to provide for each share of Class A Common Stock or Preferred Stock to have more than one (1) vote per share or any rights to a separate class vote of the holders of shares of Class A Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL; or (3) to otherwise adversely impact or affect the rights, powers, preferences or privileges of the shares of Class B Common Stock in a manner that is disparate from the manner in which it affects the rights, powers, preferences or privileges of the shares of Class A Common Stock; provided further, so long as any shares of Class A Common Stock remain outstanding, the Corporation shall not, without the prior affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock, voting as a separate class, in addition to any other vote required by applicable law or this Amended and Restated Certificate of Incorporation, directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise amend, alter, change, repeal or adopt any provision of this Amended and Restated Certificate of Incorporation (1) in a manner that is inconsistent with, or that otherwise alters or changes the powers, preferences, or special rights of the shares of Class A Common Stock so as to affect them adversely; or (2) to provide for each share of Class B Common Stock to have more than twenty (20) votes per share or any rights to a separate class vote of the holders of shares of Class B Common Stock other than as provided by this Amended and Restated Certificate of Incorporation or required by the DGCL. For the avoidance of doubt, (i) nothing in the immediately preceding provisos shall limit the rights of the Board as specified in Article IV, Part B (as qualified by Article IV, Part A, Section 9) or Article VI of this Amended and Restated Certificate of Incorporation, and (ii) notwithstanding anything in this Article V to the contrary, any amendment to a provision that contemplates a specific approval requirement by the stockholders (or any class of capital stock of the Corporation) in this Amended and Restated Certificate of Incorporation (including the definition of Requisite Stockholder Consent and Voting Threshold Date) shall require the greater of (x) the specific approval requirement by the stockholders (or any class of capital stock of the Corporation) contemplated in such provision, and (y) the approval requirements contemplated by this Article V.
ARTICLE VI
AMENDMENT OF THE BYLAWS
In furtherance and not in limitation of the powers conferred upon it by the DGCL, and subject to the terms of any series of Preferred Stock, the Board shall have the power to adopt, amend, alter or repeal the Bylaws of the Corporation by the affirmative vote of a majority of the directors present at any regular or special meeting of the Board at which a quorum is present in any manner not inconsistent with the laws of the State of Delaware or this Amended and Restated Certificate of Incorporation. The stockholders may not adopt, amend, alter or repeal the Bylaws of the Corporation, or adopt any provision inconsistent therewith, unless such action is approved, in addition to any other vote required by this Amended and Restated Certificate of Incorporation, by the Requisite Stockholder Consent.
ARTICLE VII
CORPORATE OPPORTUNITIES
The Corporation renounces any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An “Excluded Opportunity” is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of, any director of the Corporation who is not an employee of the Corporation or any of its subsidiaries (a “Covered Person”), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of, a Covered Person expressly and solely in such Covered Person’s capacity as a director of the Corporation.
ARTICLE VIII
BOARD OF DIRECTORS
This Article VIII is inserted for the management of the business and for the conduct of the affairs of the Corporation, and for further definition, limitation and regulation of the powers of the Corporation and of its directors and stockholders.

(A)   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, except as otherwise provided by law.
(B)   Number of Directors.   Subject to the rights of holders of any series of Preferred Stock to elect directors, the number of the directors of the Corporation shall be fixed from time to time solely by the Board; provided, however, that prior to the Voting Threshold Date, unless otherwise approved by the Requisite Stockholder Consent, the number of the directors shall not exceed nine (9). For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
(C)   Tenure.   The directors shall be elected or appointed for a term of office continuing until the next annual meeting of stockholders of the Corporation. Each director shall hold office until such director’s successor is elected and qualified, or until such director’s earlier death, resignation, disqualification or removal from office. Any director may resign at any time upon notice to the Corporation given in writing by any electronic transmission permitted in the Corporation’s Bylaws or in accordance with applicable law.
(D)   Vacancies; Newly Created Directorships.   Subject to the rights of holders of any series of Preferred Stock, any newly created directorship that results from an increase in the number of directors or any vacancy on the Board that results from the death, disability, resignation, disqualification or removal of any director or from any other cause shall be filled: (i) prior to the Voting Threshold Date, (x) if the number of directors fixed pursuant to Section B of this Article VIII does not exceed nine (9), by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director, or by the stockholders of the Corporation with the Requisite Stockholder Consent, and (y) if the number of directors fixed pursuant to Section B of this Article VIII exceeds nine (9), solely by the stockholders of the Corporation with the Requisite Stockholder Consent; or (ii) on or after the Voting Threshold Date solely by the affirmative vote of a majority of the total number of directors then in office, even if less than a quorum, or by a sole remaining director.
(E)   Removal.   Subject to the rights of the holders of any series of Preferred Stock expressly set forth in a Preferred Stock Designation adopted in compliance with this Amended and Restated Certification of Incorporation, any director or the entire Board may be removed from office at any time with or without cause and for any or no reason only with and immediately upon the Requisite Stockholder Consent.
(F)   Committees.   Pursuant to the Bylaws of the Corporation, the Board may establish one or more committees to which may be delegated any or all of the powers and duties of the Board to the full extent permitted by law.
(G)   Stockholder Nominations and Introduction of Business.   Advance notice of stockholder nominations for election of directors and other business to be brought by stockholders before a meeting of stockholders shall be given in the manner provided by the Bylaws.
(H)   Preferred Stock Directors.   During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, then upon commencement and for the duration of the period during which such right continues: (i) the then otherwise total number of authorized directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to said provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to said provisions, whichever occurs earlier, subject to his earlier death, disqualification, resignation or removal. Except as otherwise provided for or fixed pursuant to and in accordance with the provisions of Article IV hereof or any Preferred Stock Designation, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such stock, all such additional directors elected by the holders of such stock, or elected or appointed to fill any vacancies resulting from the death, resignation, disqualification or removal of such additional directors shall automatically cease to be qualified as directors, the terms of office of all such directors shall forthwith terminate and the total authorized number of directors of the Corporation shall be reduced accordingly.
ARTICLE IX
ELECTION OF DIRECTORS
Unless and except to the extent that the Bylaws shall so require, the election of directors of the Corporation need not be by written ballot. The vote required for election of a director by the stockholders at a meeting of stockholders shall, except in a contested election, be the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
ARTICLE X
LIMITATION OF DIRECTOR LIABILITY
To the fullest extent permitted by the DGCL as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director; provided, however, that nothing contained in this Article X shall eliminate or limit the liability of a director (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to the provisions of Section 174 of the DGCL, or (iv) for any transaction from which the director derived an improper personal benefit. No repeal or modification of this Article X shall apply to or have any adverse effect on any right or protection of, or any limitation of the liability of, a director of the Corporation existing at the time of such repeal or modification with respect to acts or omissions occurring prior to such repeal or modification.
ARTICLE XI
INDEMNIFICATION
The Corporation may indemnify, and advance expenses to, to the fullest extent permitted by law, any person who was or is a party to or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative by reason of the fact that the person is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.
ARTICLE XII
CONSENT OF STOCKHOLDERS IN LIEU OF MEETING
Subject to the terms of any series of Preferred Stock, any action required or permitted to be taken by the stockholders of the Corporation must be effected at an annual or special meeting of the stockholders and may not be effected by written consent in lieu of a meeting; provided, that prior to the Voting Threshold Date, any action required or permitted to be taken at any annual or special meeting of stockholders of the Corporation may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in the State of Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the books in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation’s registered office shall be made by hand, overnight courier or by certified or registered mail, return receipt requested.
ARTICLE XIII
SPECIAL MEETING OF STOCKHOLDERS
Special meetings of stockholders for any purpose or purposes may be called at any time by the Board, the Chairperson of the Board or the Chief Executive Officer of the Corporation, and may not be called by another other Person or Persons; provided that, prior to the Final Conversion Date, special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent. Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting.
ARTICLE XIV
FORUM SELECTION
Unless the Corporation consents in writing to the selection of an alternative forum, (i) the Court of Chancery (the “Chancery Court”) of the State of Delaware (or, in the event that the Chancery Court does not have jurisdiction, the federal district court for the District of Delaware or other state courts of the State of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (1) any derivative action or proceeding brought on behalf of the Corporation, (2) any action asserting a claim of breach of a fiduciary duty owed by, or any other wrongdoing by, any current or former director, officer, other employee or stockholder of the Corporation, (3) any action asserting a claim against the Corporation arising pursuant to any provision of the DGCL, this Amended and Restated Certificate of Incorporation or the Bylaws or as to which the DGCL confers jurisdiction on the Court of Chancery, (4) any action to interpret, apply, enforce or determine the validity of any provisions of this Amended and Restated Certificate of Incorporation or the Bylaws, or (5) any other action asserting a claim governed by the internal affairs doctrine and (ii) notwithstanding anything to the contrary herein, but subject to the foregoing provisions of this Article XIV, the federal district courts of the United States shall be the exclusive forum for the resolution of any action, suit or proceeding asserting a cause of action arising under the Securities Act of 1933, as amended. If any action the subject matter of which is within the scope of the preceding sentence is filed in a court other than the applicable courts specified in the immediately preceding sentence (a “Foreign Action”) in the name of any stockholder, such stockholder shall, to the fullest extent permitted by applicable law, be deemed to have consented to (a) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce the preceding sentence and (b) having service of process made upon such stockholder in any such action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder. This provision will not apply to claims arising under the Securities Exchange Act of 1934, as amended, or other federal securities laws for which there is exclusive federal jurisdiction. Any Person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of the Corporation shall be deemed to have notice of and consented to the provisions of this Article XIV.
ARTICLE XV
MISCELLANEOUS
If any provision or provisions of this Amended and Restated Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever: (i) the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby and (ii) to the fullest extent possible and without limiting any other provisions of this Amended and Restated Certificate of Incorporation (or any other provision of the Bylaws or any agreement entered into by the Corporation), the provisions of this Amended and Restated Certificate of Incorporation (including, without limitation, each such portion of any paragraph of this Amended and Restated Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable) shall be construed so as to permit the Corporation to protect its directors, officers, employees and agents from personal liability in respect of their good faith service to, or for the benefit of, the Corporation to the fullest extent permitted by law.
To the fullest extent permitted by law, each and every Person purchasing or otherwise acquiring any interest (of any nature whatsoever) in any shares of the capital stock of the Corporation shall be deemed, by reason of and from and after the time of such purchase or other acquisition, to have notice of and to have consented to all of the provisions of (a) this Amended and Restated Certificate of Incorporation, (b) the Bylaws and (c) any amendment to this Amended and Restated Certificate of Incorporation or the Bylaws enacted or adopted in accordance with this Amended and Restated Certificate of Incorporation, the Bylaws and applicable law.
[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the undersigned has executed this Second Amended and Restated Certificate of Incorporation on [•], 2021.
HIGHCAPE CAPITAL ACQUISITION CORP.
By:
Name:
Title:
Signature Page to Amended and Restated Certificate of Incorporation

ANNEX C
FORM OF AMENDED AND RESTATED BYLAWS
OF
QUANTUM-SI INCORPORATED

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ARTICLE I.
STOCKHOLDERS
1.1.   Place of Meetings.   All meetings of stockholders shall be held at such place, if any, as may be designated from time to time by the Board of Directors (the “Board”) of Quantum-Si Incorporated (the “Corporation”), the Chairperson of the Board or the Chief Executive Officer or, if not so designated, at the principal office of the Corporation.
1.2.   Annual Meeting.   The annual meeting of stockholders for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly be brought before the meeting shall be held on a date and at a time designated by the Board, the Chairperson of the Board or the Chief Executive Officer. The Corporation may postpone, recess, reschedule or cancel any previously scheduled annual meeting of stockholders.
1.3.   Special Meetings.   Special meetings of stockholders for any purpose or purposes may be called at any time by only the Board, the Chairperson of the Board or the Chief Executive Officer, and may not be called by any other person or persons; provided that, prior to the Final Conversion Date (as defined in the Certificate of Incorporation), special meetings of stockholders for any purpose or purposes may also be called by or at the request of stockholders of the Corporation collectively holding shares of capital stock of the Corporation with voting power sufficient to provide the Requisite Stockholder Consent (as defined in the Certificate of Incorporation). Business transacted at any special meeting of stockholders shall be limited to matters relating to the purpose or purposes stated in the notice of meeting. The Corporation may postpone, reschedule or cancel any previously scheduled meeting of stockholders; provided, however, that with respect to any special meeting of stockholders of the Corporation previously scheduled at the request of the Requisite Stockholder Consent, the Corporation shall not postpose, reschedule or cancel any such special meeting without the prior written consent of the stockholders who comprised the Requisite Stockholder Consent.
1.4.   Notice of Meetings.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, notice of each meeting of stockholders, whether annual or special, shall be given not less than ten (10) nor more than sixty (60) days before the date of the meeting to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting. Without limiting the manner by which notice otherwise may be given to stockholders, any notice to stockholders given by the Corporation shall be effective if given by electronic transmission in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). The notices of all meetings shall state the place, if any, date and time of the meeting, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting (if such date is different from the record date for stockholders entitled to notice of the meeting). The notice of a special meeting shall state, in addition, the purpose or purposes for which the meeting is called. If notice is given by mail, such notice shall be deemed given when deposited in the United States mail, postage prepaid, directed to the stockholder at such stockholder’s address as it appears on the records of the Corporation. If notice is given by electronic transmission, such notice shall be deemed given at the time specified in Section 232 of the DGCL.
1.5.   Voting List.   The Corporation shall prepare, at least ten (10) days before every meeting of stockholders, a complete list of the stockholders entitled to vote at the meeting (provided, however, if the record date for determining the stockholders entitled to vote is less than ten (10) days before the date of the meeting, the list shall reflect the stockholders entitled to vote as of the tenth day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder; provided, that such list shall not be required to contain the electronic mail address or other electronic contact information of any stockholder. Such list shall be open to the examination of any stockholder, for any purpose germane to the meeting, for a period of at least ten (10) days prior to the meeting: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. If the meeting is to be held at a place, then the list shall also be produced and kept at the time and place of the meeting during the whole time thereof, and may be examined by any stockholder who is present. If the meeting is to be held solely by means of remote communication, then such list shall also be open to the examination of any stockholder during

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the whole time of the meeting on a reasonably accessible electronic network, and the information required to access such list shall be provided with the notice of the meeting. Except as otherwise provided by law, the stock ledger contemplated by this Section 1.5 shall be the only evidence as to who are the stockholders entitled to examine the list of stockholders required by this Section 1.5 or entitled to vote in person or by proxy at any meeting of stockholders.
1.6.   Quorum.   Except as otherwise provided by law, the Certificate of Incorporation or these Bylaws, at each meeting of stockholders the holders of a majority in voting power of the shares of the capital stock of the Corporation issued and outstanding and entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business; provided, however, that where a separate vote by a class or classes or series of capital stock is required by law or the Certificate of Incorporation, the holders of a majority in voting power of the shares of such class or classes or series of the capital stock of the Corporation issued and outstanding and entitled to vote on such matter, present in person or represented by proxy, shall constitute a quorum entitled to take action with respect to the vote on such matter. A quorum, once established at a meeting, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
1.7.   Adjournments.   Any meeting of stockholders may be adjourned from time to time to any other time and to the same or some other place at which a meeting of stockholders may be held under these Bylaws by the Board, the chairperson of the meeting or, if directed to be voted on by the chairperson of the meeting, by a majority of the votes cast by stockholders present or represented at the meeting and entitled to vote thereon, although less than a quorum. It shall not be necessary to notify any stockholder of any adjournment of thirty (30) days or less if the time and place of the adjourned meeting, and the means of remote communication, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, are announced at the meeting at which adjournment is taken, unless after the adjournment a new record date is fixed for determination of stockholders entitled to vote at the adjourned meeting (in which case the Board shall fix the same or an earlier date as the record date for determining stockholders entitled to notice of such adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of such date). At the adjourned meeting, the Corporation may transact any business which might have been transacted at the original meeting.
1.8.   Voting and Proxies.   Each stockholder of record entitled to vote at a meeting of stockholders may vote in person or may authorize another person or persons to vote for such stockholder by proxy. Except as otherwise limited therein, proxies shall entitle the persons authorized thereby to vote at any adjournment of such meeting. Proxies shall be filed with the Secretary of the Corporation. No such proxy shall be voted upon after three years from its date, unless the proxy expressly provides for a longer period. A proxy may be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power, regardless of whether the interest with which it is coupled is an interest in the stock itself or an interest in the Corporation generally. A stockholder may revoke any proxy which is not irrevocable by attending the meeting and voting in person or by filing an instrument in writing revoking the proxy or another duly executed proxy bearing a later date with the Secretary of the Corporation.
1.9.   Action at Meeting.   When a quorum is present at any meeting, any matter other than the election of directors to be voted upon by the stockholders at such meeting shall be decided by a majority of the votes cast by the holders of all of the shares of stock present in person or represented by proxy at the meeting and voting affirmatively or negatively on such matter (or if one or more class, classes or series of stock are entitled to vote as a separate class or series, then a majority of the votes cast by the holders of the shares of stock of such class, classes or series entitled to vote as a separate class or series present or represented by proxy at the meeting and voting affirmatively or negatively on such matter), except when a different or minimum vote is required by law, regulation applicable to the Corporation or its securities, the rules or regulations of any stock exchange applicable to the Corporation, the Certificate of Incorporation or these Bylaws, in which case such different or minimum vote shall be the required vote on such matter. When a quorum is present at any meeting, in any election by stockholders of directors other than in a contested election, directors shall be elected by the affirmative vote of a majority of the votes cast in favor or against the election of a nominee at a meeting of stockholders. In a contested election, (i) the directors shall be elected by a plurality of the votes cast at a meeting of stockholders by the holders of stock entitled to

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vote in such election, and (ii) stockholders shall not be permitted to vote against a nominee. An election shall be considered contested if, as of the tenth (10th) day preceding the date on which the Corporation first mails its notice of meeting for such meeting to the stockholders of the Corporation, there are more nominees for election than directorships on the Board to be filled by election at the meeting.
1.10.   Nomination of Directors.
(A)   Except for any directors entitled to be elected by the holders of preferred stock, at any meeting of stockholders, only persons who are nominated in accordance with the procedures in this Section 1.10 shall be eligible for election as directors. Nominations of persons for election to the Board at an annual meeting of stockholders or a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting may be made (i) by or at the direction of the Board or any duly authorized committee thereof or (ii) by any stockholder of the Corporation who (x) timely complies with the notice procedures in Section 1.10(B), (y) is a stockholder of record on the date of the giving of such notice and on the record date for the determination of stockholders entitled to vote at such meeting and (z) is entitled to vote at such meeting and on such election.
(B)   To be timely, a stockholder’s notice must be received in writing by the Secretary at the principal executive offices of the Corporation as follows: (i) in the case of an election of directors at an annual meeting of stockholders, not less than ninety (90) days nor more than one hundred twenty (120) days prior to the first anniversary of the preceding year’s annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than thirty (30) days, or delayed by more than seventy (70), from the first anniversary of the preceding year’s annual meeting, a stockholder’s notice must be so received not earlier than the 120th day prior to such annual meeting and not later than the close of business on the later of (A) the 90th day prior to such annual meeting and (B) the tenth day following the day on which public disclosure of the date of such annual meeting is first made; or (ii) in the case of an election of directors at a special meeting of stockholders, provided that directors are to be elected at such special meeting as set forth in the Corporation’s notice of meeting and provided further that the nomination made by the stockholder is for one of the director positions that the notice of meeting states will be filled at such special meeting, not earlier than the 120th day prior to such special meeting and not later than the close of business on the later of (x) the 90th day prior to such special meeting and (y) the tenth day following the day on which public disclosure of the date of such special meeting for the election of directors is first made. The number of nominees a stockholder may nominate for election at a meeting (or in the case of a stockholder giving the notice on behalf of a beneficial owner, the number of nominees a stockholder may nominate for election at the meeting on behalf of such beneficial owner) shall not exceed the number of directors to be elected at such meeting. In no event shall the adjournment or postponement of a meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice.
The stockholder’s notice to the Secretary shall set forth: (A) as to each proposed nominee (1) such person’s name, age, business address and, if known, residence address, (2) such person’s principal occupation or employment, (3) the class(es) and series and number of shares of stock of the Corporation that are, directly or indirectly, owned, beneficially or of record, by such person, (4) a description of all direct and indirect compensation and other material monetary agreements, arrangements and understandings during the past three years, and any other material relationships, between or among (x) the stockholder, the beneficial owner, if any, on whose behalf the nomination is being made and the respective affiliates and associates of, or others acting in concert with, such stockholder and such beneficial owner, on the one hand, and (y) each proposed nominee, and his or her respective affiliates and associates, or others acting in concert with such nominee(s), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 of Regulation S-K if the stockholder making the nomination and any beneficial owner on whose behalf the nomination is made or any affiliate or associate thereof or person acting in concert therewith were the “registrant” for purposes of such Item and the proposed nominee were a director or executive officer of such registrant, and (5) any other information concerning such person that must be disclosed as to nominees in proxy solicitations pursuant to Regulation 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (B) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is being made (1) the name and address of such stockholder, as they appear

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on the corporation’s books, and of such beneficial owner, (2) the class(es) and series and number of shares of stock of the corporation that are, directly or indirectly, owned, beneficially or of record, by such stockholder and such beneficial owner, (3) a description of any agreement, arrangement or understanding between or among such stockholder and/or such beneficial owner and each proposed nominee and any other person or persons (including their names) pursuant to which the nomination(s) are being made or who may participate in the solicitation of proxies in favor of electing such nominee(s), (4) a description of any agreement, arrangement or understanding (including any derivative or short positions, swaps, profit interests, options, warrants, convertible securities, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into by, or on behalf of, such stockholder or such beneficial owner, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner with respect to shares of stock of the Corporation, (5) any other information relating to such stockholder and such beneficial owner that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for the election of directors in a contested election pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder, (6) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and on such election and intends to appear in person or by proxy at the meeting to nominate the person(s) named in its notice and (7) a representation whether such stockholder and/or such beneficial owner intends or is part of a group which intends (x) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock reasonably believed by such stockholder or such beneficial owner to be sufficient to elect the nominee (and such representation shall be included in any such proxy statement and form of proxy) and/or (y) otherwise to solicit proxies or votes from stockholders in support of such nomination (and such representation shall be included in any such solicitation materials). Not later than ten (10) days after the record date for determining the stockholders entitled to vote at the meeting, the information required by Items (A)(1)-(5) and (B)(1)-(5) of the prior sentence shall be supplemented by the stockholder giving the notice to provide updated information as of such record date. In addition, to be effective, the stockholder’s notice must be accompanied by the written consent of the proposed nominee to serve as a director if elected and to being named in the Corporation’s proxy statement and associated proxy card as a nominee of the stockholder. The Corporation may require any proposed nominee to furnish such other information as the Corporation may reasonably require to, among other things, determine the eligibility of such proposed nominee to serve as a director of the Corporation or whether such nominee would be independent under applicable Securities and Exchange Commission and stock exchange rules and the Corporation’s publicly disclosed corporate governance guidelines, as applicable. A stockholder shall not have complied with this Section 1.10(B) if the stockholder (or beneficial owner, if any, on whose behalf the nomination is made) solicits or does not solicit, as the case may be, proxies or votes in support of such stockholder’s nominee in contravention of the representations with respect thereto required by this Section 1.10.
(C)   The chairperson of any meeting shall have the power and duty to determine whether a nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10), and if the chairperson should determine that a nomination was not made in accordance with the provisions of this Section 1.10, the chairperson shall so declare to the meeting and such nomination shall not be brought before the meeting. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any nomination was made in accordance with the provisions of this Section 1.10 (including whether the stockholder or beneficial owner, if any, on whose behalf the nomination is made solicited (or is part of a group which solicited) or did not so solicit, as the case may be, proxies in support of such stockholder’s nominee in compliance with the representations with respect thereto required by this Section 1.10).
(D)   Except as otherwise required by law, nothing in this Section 1.10 shall obligate the Corporation or the Board to include in any proxy statement or other stockholder communication distributed on behalf of the Corporation or the Board information with respect to any nominee for director submitted by a stockholder.

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(E)   Notwithstanding the foregoing provisions of this Section 1.10, unless otherwise required by law, if the stockholder (or a qualified representative of the stockholder) does not appear at the meeting to present a nomination, such nomination shall not be brought before the meeting, notwithstanding that proxies in respect of such nominee may have been received by the Corporation. For purposes of this Article I, to be considered a “qualified representative” of the stockholder, a person must be authorized by a written instrument executed by such stockholder or an electronic transmission delivered by such stockholder to act for such stockholder as proxy at the meeting of stockholders and such person must produce such written instrument or electronic transmission, or a reliable reproduction of the written instrument or electronic transmission, at the meeting of stockholders.
(F)   For purposes of this Article I, “public disclosure” shall include disclosure in a press release reported by the Dow Jones News Service, Associated Press or comparable national news service or in a document publicly filed by the corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act.
(G)   Notwithstanding anything in this Section 1.10 to the contrary, in the event that the number of directors to be elected to the Board at any annual meeting is increased effective after the time period for which nominations would otherwise be due under Section 1.10(B) and there is no public disclosure by the Corporation naming the nominees for the additional directorships at least one hundred (100) days prior to the first anniversary of the preceding year’s annual meeting, a stockholder’s notice required by Section 1.10(B) with respect to nominations for such annual meeting shall also be considered timely, but only with respect to nominees for the additional directorships, if it shall be delivered to the Secretary at the principal executive offices of the Corporation not later than the close of business on the tenth day following the day on which such public disclosure is first made by the Corporation.
1.11.   Notice of Business to be Brought Before a Meeting.
(A)   At an annual meeting of the stockholders, only such business shall be conducted as shall have been properly brought before the meeting. To be properly brought before an annual meeting, business (other than the nominations of persons for election to the Board) must constitute a proper matter for stockholder action and must be (i) specified in a notice of meeting given by or at the direction of the Board or any duly authorized committee thereof, (ii) if not specified in a notice of meeting, otherwise brought before the meeting by the Board or any duly authorized committee thereof or the Chairperson of the Board or (iii) otherwise properly brought before the meeting by a stockholder who (A) (1) was a stockholder of record of the Corporation both at the time of giving the notice provided for in this Section 1.11 and at the time of the meeting, (2) is entitled to vote at the meeting, and (3) has complied with this Section 1.11 in all applicable respects or (B) properly made such proposal in compliance with Rule 14a-8 under the Exchange Act. The foregoing clause (iii) shall be the exclusive means for a stockholder to propose business to be brought before an annual meeting of the stockholders. Notwithstanding anything herein to the contrary, unless otherwise required by law, if a stockholder seeking to bring business before an annual meeting pursuant to clause (iii) of this Section 1.11(A) (or a qualified representative of the stockholder) does not appear at the meeting to present the proposed business, such proposed business shall not be transacted, notwithstanding that proxies in respect of such proposed business may have been received by the Corporation.
(B)   Without qualification, for business to be properly brought before an annual meeting by a stockholder, the stockholder must (i) provide Timely Notice (as defined below) thereof in writing and in proper form to the Secretary of the Corporation and (ii) provide any updates or supplements to such notice at the times and in the forms required by this Section 1.11.   To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than ninety (90) days nor more than one hundred twenty (120) days prior to the one-year anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than thirty (30) days before or more than seventy (70) days after such anniversary date, notice by the stockholder to be timely must be so delivered, or mailed and received, not later than the 90th day prior to such annual meeting or, if later, the tenth day following the day on which public disclosure of the date of such annual meeting was first made (such notice within such time periods,

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“Timely Notice”). In no event shall any adjournment or postponement of an annual meeting or the announcement thereof commence a new time period (or extend any time period) for the giving of Timely Notice as described above.
(C)   To be in proper form for purposes of this Section 1.11, a stockholder’s notice to the Secretary shall set forth:
(i)   As to each Proposing Person (as defined below), (A) the name and address of such Proposing Person (including, if applicable, the name and address that appear on the Corporation’s books and records); and (B) the class(es) and series and number of shares of the Corporation that are, directly or indirectly, owned of record and beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act) by such Proposing Person, except that such Proposing Person shall in all events be deemed to beneficially own any shares of any class or series of the Corporation as to which such Proposing Person has a right to acquire beneficial ownership at any time in the future (the disclosures to be made pursuant to the foregoing clauses (A) and (B) are referred to as “Stockholder Information”);
(ii)   As to each Proposing Person, (A) the full notional amount of any securities that, directly or indirectly, underlie any “derivative security” (as such term is defined in Rule 16a-1(c) under the Exchange Act) that constitutes a “call equivalent position” (as such term is defined in Rule 16a-1(b) under the Exchange Act) (“Synthetic Equity Position”) and that is, directly or indirectly, held or maintained by such Proposing Person with respect to any shares of any class(es) or series of shares of the Corporation; provided that, for the purposes of the definition of “Synthetic Equity Position,” the term “derivative security” shall also include any security or instrument that would not otherwise constitute a “derivative security” as a result of any feature that would make any conversion, exercise or similar right or privilege of such security or instrument becoming determinable only at some future date or upon the happening of a future occurrence, in which case the determination of the amount of securities into which such security or instrument would be convertible or exercisable shall be made assuming that such security or instrument is immediately convertible or exercisable at the time of such determination; and, provided, further, that any Proposing Person satisfying the requirements of Rule 13d-1(b)(1) under the Exchange Act (other than a Proposing Person that so satisfies Rule 13d-1(b)(1) under the Exchange Act solely by reason of Rule 13d-1(b)(1)(ii)(E)) shall not be deemed to hold or maintain the notional amount of any securities that underlie a Synthetic Equity Position held by such Proposing Person as a hedge with respect to a bona fide derivatives trade or position of such Proposing Person arising in the ordinary course of such Proposing Person’s business as a derivatives dealer, (B) any rights to dividends on the shares of any class or series of shares of the Corporation owned beneficially by such Proposing Person that are separated or separable from the underlying shares of the Corporation, (C) any material pending or threatened legal proceeding in which such Proposing Person is a party or material participant involving the Corporation or any of its officers or directors, or any affiliate of the Corporation, (D) any other material relationship between such Proposing Person, on the one hand, and the Corporation and any affiliate of the Corporation, on the other hand, (E) any direct or indirect material interest in any material contract or agreement of such Proposing Person with the Corporation or any affiliate of the Corporation (including, in any such case, any employment agreement, collective bargaining agreement or consulting agreement), (F) a representation that such stockholder is a holder of record of stock of the Corporation entitled to vote at such meeting and intends to appear in person or by proxy at the meeting to propose such business, (G) a representation that such Proposing Person intends or is part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of the Corporation’s outstanding capital stock required to approve or adopt the proposal or otherwise solicit proxies from stockholders in support of such proposal and (H) any other information relating to such Proposing Person that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies or consents by such Proposing Person in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act (the disclosures to be made pursuant to the foregoing clauses (A) through (G) are referred to as “Disclosable Interests”); provided, however, that Disclosable Interests shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner; and

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(iii)   As to each item of business that the stockholder proposes to bring before the annual meeting, (A) a brief description of the business desired to be brought before the annual meeting, the reasons for conducting such business at the annual meeting and any material interest in such business of each Proposing Person, (B) the text of the proposal or business (including the text of any resolutions proposed for consideration and in the event that such business includes a proposal to amend these Bylaws, the language of the proposed amendment), and (C) a reasonably detailed description of all agreements, arrangements and understandings (x) between or among any of the Proposing Persons or (y) between or among any Proposing Person and any other record or beneficial holder(s) of shares of capital stock of the Corporation or persons(s) who have a right to acquire beneficial ownership at any time in the future of the shares of any class or series of the Corporation (including their names), in connection with the proposal of such business by such stockholder; and (D) any other information relating to such item of business that would be required to be disclosed in a proxy statement or other filing required to be made in connection with solicitations of proxies in support of the business proposed to be brought before the meeting pursuant to Section 14(a) of the Exchange Act; provided, however, that the disclosures required by this paragraph (iii) shall not include any disclosures with respect to any broker, dealer, commercial bank, trust company or other nominee who is a Proposing Person solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
For purposes of this Section 1.11, the term “Proposing Person” shall mean (i) the stockholder providing the notice of business proposed to be brought before an annual meeting, (ii) the beneficial owner or beneficial owners, if different, on whose behalf the notice of the business proposed to be brought before the annual meeting is made, and (iii) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such stockholder in such solicitation.
(D)   A Proposing Person shall update and supplement its notice to the Corporation of its intent to propose business at an annual meeting, if necessary, so that the information provided or required to be provided in such notice pursuant to this Section 1.11 shall be true and correct as of the record date for stockholders entitled to vote at the meeting and as of the date that is ten (10) business days prior to the meeting or any adjournment or postponement thereof, and such update and supplement shall be delivered to, or mailed and received by, the Secretary at the principal executive offices of the Corporation not later than five (5) business days after the record date for stockholders entitled to vote at the meeting (in the case of the update and supplement required to be made as of such record date), and not later than eight (8) business days prior to the date for the meeting or, if practicable, any adjournment or postponement thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been adjourned or postponed) (in the case of the update and supplement required to be made as of ten (10) business days prior to the meeting or any adjournment or postponement thereof). For the avoidance of doubt, the obligation to update and supplement as set forth in this paragraph or any other Section of these Bylaws shall not limit the Corporation’s rights with respect to any deficiencies in any notice provided by a stockholder, extend any applicable deadlines hereunder or enable or be deemed to permit a stockholder who has previously submitted notice hereunder to amend or update any proposal or to submit any new proposal, including by changing or adding matters, business or resolutions proposed to be brought before a meeting of the stockholders.
(E)   Notwithstanding anything in these Bylaws to the contrary, no business shall be conducted at an annual meeting that is not properly brought before the meeting in accordance with this Section 1.11.   The chairperson of the meeting shall have the power and duty to determine whether any proposed business was brought in accordance with the provisions of this Section 1.11, and if the chairperson should determine that the business was not properly brought before the meeting in accordance with this Section 1.11, the chairperson shall so declare to the meeting and any such business not properly brought before the meeting shall not be transacted. Without limiting the foregoing, in advance of any meeting of stockholders, the Board shall also have the power to determine whether any proposed business was made in accordance with the provisions of this Section 1.11.
(F)   This Section 1.11 is expressly intended to apply to any business proposed to be brought before an annual meeting of stockholders other than any proposal made in accordance with Rule 14a-8 under the Exchange Act and included in the Corporation’s proxy statement. In addition to the

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requirements of this Section 1.11 with respect to any business proposed to be brought before an annual meeting of stockholders, each Proposing Person shall comply with all applicable requirements of the Exchange Act with respect to any such business. Nothing in this Section 1.11 shall be deemed to affect the rights of stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act.
1.12.   Conduct of Meetings.
(A)   Meetings of stockholders shall be presided over by the Chairperson of the Board, or in the Chairperson’s absence by the Vice Chairperson of the Board, if any, or in the Vice Chairperson’s absence by the Chief Executive Officer, or in the absence of all of the foregoing persons by a chairperson designated by the Board. The Secretary shall act as secretary of the meeting, but in the Secretary’s absence the chairperson of the meeting may appoint any person to act as secretary of the meeting.
(B)   The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders of the Corporation as it shall deem appropriate including, without limitation, such guidelines and procedures as it may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess and/or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are appropriate for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include, without limitation, the following: (i) the establishment of an agenda or order of business for the meeting; (ii) rules and procedures for maintaining order at the meeting and the safety of those present; (iii) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized and constituted proxies or such other persons as shall be determined; (iv) restrictions on entry to the meeting after the time fixed for the commencement thereof; and (v) limitations on the time allotted to questions or comments by participants. Unless and to the extent determined by the Board or the chairperson of the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
(C)   The chairperson of the meeting shall announce at the meeting when the polls for each matter to be voted upon at the meeting will be opened and closed. After the polls close, no ballots, proxies or votes or any revocations or changes thereto may be accepted.
(D)   In advance of any meeting of stockholders, the Board, the Chairperson of the Board or the Chief Executive Officer shall appoint one or more inspectors of election to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is present, ready and willing to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of such inspector’s duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and, when the vote is completed, shall certify their determination of the result of the vote taken and of such other facts as may be required by law. Every vote taken by ballots shall be counted by a duly appointed inspector or duly appointed inspectors.
ARTICLE II.
DIRECTORS
2.1.   General Powers.   The business and affairs of the Corporation shall be managed by or under the direction of the Board, who may exercise all of the powers of the Corporation except as otherwise provided by law or the Certificate of Incorporation.
2.2.   Number, Election and Term.   The total number of directors constituting the Board shall be as fixed in, or in the manner provided by, the Certificate of Incorporation. Election of directors need not be by written ballot. The term of office of each director shall be as specified in the Certificate of Incorporation.

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2.3.   Chairperson of the Board; Vice Chairperson of the Board.   The Board shall appoint an Executive Chairman pursuant to Section 3.7 of these Bylaws, which person shall also be Chairperson of the Board. In such person’s capacity as Chairperson, in addition to the powers conferred by these Bylaws, such person shall perform such duties and possess such powers as are assigned by the Board. The Board may appoint a Vice Chairperson of the Board. If the Board appoints a Vice Chairperson, such Vice Chairperson shall perform such duties and possess such powers as are assigned by the Board. The Chairperson of the Board or, in the Chairperson’s absence, the Vice Chairperson of the Board, if any, shall preside at all meetings of the Board.
2.4.   Terms of Office.   Directors shall be elected for such terms and in the manner provided by the Certificate of Incorporation and applicable law. The term of each director shall continue until the election and qualification of his or her successor and be subject to his or her earlier death, resignation, disqualification or removal. For the avoidance of doubt, no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
2.5.   Quorum.   The greater of (a) a majority of the directors at any time in office and (b) one-third of the number of directors established by the Board pursuant to Section 2.2 of these Bylaws shall constitute a quorum of the Board. If at any meeting of the Board there shall be less than a quorum, a majority of the directors present may adjourn the meeting from time to time without further notice other than announcement at the meeting, until a quorum shall be present.
2.6.   Action at Meeting.   Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present shall be regarded as the act of the Board, unless a greater number is required by law, the Certificate of Incorporation or these Bylaws.
2.7.   Removal.   Directors of the Corporation may only be removed in the manner specified by the Certificate of Incorporation.
2.8.   Newly Created Directorships; Vacancies.   Any newly created directorship or vacancy on the Board, however occurring, shall be filled in accordance with the Certificate of Incorporation and applicable law.
2.9.   Resignation.   Any director may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon delivery unless it is specified to be effective at some later time or upon the happening of some later event.
2.10.   Regular Meetings.   Regular meetings of the Board may be held without notice at such time and place as shall be determined from time to time by the Board; provided that any director who is absent when such a determination is made shall be given notice of the determination. A regular meeting of the Board may be held without notice immediately after and at the same place as the annual meeting of stockholders.
2.11.   Special Meetings.   Special meetings of the Board may be called by the Chairperson of the Board, the Chief Executive Officer, the affirmative vote of a majority of the directors then in office, or by one director in the event that there is only a single director in office.
2.12.   Notice of Special Meetings.   Notice of the date, place and time of any special meeting of the Board shall be given to each director (a) in person or by telephone at least twenty-four (24) hours in advance of the meeting, (b) by sending written notice by reputable overnight courier, telecopy, facsimile, electronic mail or other means of electronic transmission, or delivering written notice by hand, to such director’s last known business, home or means of electronic transmission address at least twenty-four (24) hours in advance of the meeting, or (c) by sending written notice by first-class mail to such director’s last known business or home address at least seventy-two (72) hours in advance of the meeting. Such notice may be given by the Secretary or by the Chairperson of the Board, the Chief Executive Officer or one of the directors calling the meeting. A notice or waiver of notice of a meeting of the Board need not specify the purposes of the meeting.
2.13.   Meetings by Conference Communications Equipment.   Directors may participate in meetings of the Board or any committee thereof by means of conference telephone or other communications

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equipment by means of which all persons participating in the meeting can hear each other, and participation by such means shall constitute presence in person at such meeting.
2.14.   Action by Consent.   Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all members of the Board or committee, as the case may be, consent to the action in writing or by electronic transmission.
2.15.   Committees.   The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation with such lawfully delegable powers and duties as the Board thereby confers, to serve at the pleasure of the Board. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of a member of a committee, the member or members of the committee present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any such absent or disqualified member. Any such committee, to the extent provided in the resolution of the Board and subject to the provisions of law, shall have and may exercise all the powers and authority of the Board in the management of the business and affairs of the Corporation and may authorize the seal of the Corporation to be affixed to all papers which may require it. Each such committee shall keep minutes and make such reports as the Board may from time to time request. Except as otherwise provided in the Certificate of Incorporation, these Bylaws, or the resolution of the Board designating the committee, a committee may create one or more subcommittees, each subcommittee to consist of one or more members of the committee, and delegate to a subcommittee any or all of the powers and authority of the committee.
2.16.   Compensation of Directors.   Directors may be paid such compensation for their services and such reimbursement for expenses of attendance at meetings as the Board may from time to time determine. No such payment shall preclude any director from serving the Corporation or any of its parent or subsidiary entities in any other capacity and receiving compensation for such service.
ARTICLE III.
OFFICERS
3.1.   Titles.   The officers of the Corporation shall consist of an Executive Chairman, a Chief Executive Officer, a Chief Financial Officer, a Treasurer and a Secretary and such other officers with such other titles as the Board shall from time to time determine. The Board may appoint such other officers, including one or more Vice Presidents and one or more Assistant Treasurers or Assistant Secretaries, as it may deem appropriate from time to time.
3.2.   Election.   The Executive Chairman, Chief Executive Officer, Treasurer and Secretary shall be elected annually by the Board at its first meeting following the annual meeting of stockholders. Other officers may be appointed by the Board at such meeting or at any other meeting.
3.3.   Qualification.   No officer need be a stockholder. Any two or more offices may be held by the same person.
3.4.   Tenure.   Except as otherwise provided by law, by the Certificate of Incorporation or by these Bylaws, each officer shall hold office until such officer’s successor is duly elected and qualified, unless a different term is specified in the resolution electing or appointing such officer, or until such officer’s earlier death, resignation, disqualification or removal.
3.5.   Resignation and Removal.   Any officer may resign by delivering a resignation in writing or by electronic transmission to the Corporation. Such resignation shall be effective upon receipt unless it is specified to be effective at some later time or upon the happening of some later event. Any officer may be removed at any time, with or without cause, by the affirmative vote of a majority of the directors then in office. Except as the Board may otherwise determine, no officer who resigns or is removed shall have any right to any compensation as an officer for any period following such officer’s resignation or removal, or any right to damages on account of such removal, whether such officer’s compensation be by the month or by the year or otherwise, unless such compensation is expressly provided for in a duly authorized written agreement with the Corporation.

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3.6.   Vacancies.   The Board may fill any vacancy occurring in any office. Each such successor shall hold office for the unexpired term of such officer’s predecessor and until a successor is duly elected and qualified, or until such officer’s earlier death, resignation, disqualification or removal.
3.7.   Executive Chairman.   The Corporation shall have an Executive Chairman, who shall be a member of and Chairperson of the Board and shall have authority to consult with and provide guidance to the Chief Executive Officer, and to perform such other functions as are specified in these Bylaws or delegated to such person by the Board.
3.8.   Chief Executive Officer.   The Chief Executive Officer shall have general charge and supervision of the business of the Corporation subject to the direction of the Executive Chairman and the Board, and shall perform all duties and have all powers that are commonly incident to the office of chief executive or that are delegated to such officer by the Board. In the event of the absence, inability or refusal to act of the Chief Executive Officer, then the Executive Chairman or, if otherwise determined by the Board, the Vice President (or if there shall be more than one, the Vice Presidents in the order determined by the Board) shall perform the duties of the Chief Executive Officer and when so performing such duties shall have all the powers of and be subject to all the restrictions upon the Chief Executive Officer.
3.9.   Vice Presidents.   Each Vice President shall perform such duties and possess such powers as the Board or the Chief Executive Officer may from time to time prescribe. The Board may assign to any Vice President the title of Executive Vice President, Senior Vice President or any other title selected by the Board.
3.10.   Secretary and Assistant Secretaries.   The Secretary shall perform such duties and shall have such powers as the Board or the Chief Executive Officer may from time to time prescribe. In addition, the Secretary shall perform such duties and have such powers as are incident to the office of the secretary, including without limitation the duty and power to give notices of all meetings of stockholders and special meetings of the Board, to attend all meetings of stockholders and the Board and keep a record of the proceedings, to maintain a stock ledger and prepare lists of stockholders and their addresses as required, to be custodian of corporate records and the corporate seal and to affix and attest to the same on documents.
Any Assistant Secretary shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Secretary may from time to time prescribe. In the event of the absence, inability or refusal to act of the Secretary, the Assistant Secretary (or if there shall be more than one, the Assistant Secretaries in the order determined by the Board) shall perform the duties and exercise the powers of the Secretary.
In the absence of the Secretary or any Assistant Secretary at any meeting of stockholders or directors, the chairperson of the meeting shall designate a temporary secretary to keep a record of the meeting.
3.11.   Treasurer and Assistant Treasurers.   The Treasurer shall perform such duties and shall have such powers as may from time to time be assigned by the Board or the Chief Executive Officer. In addition, the Treasurer shall perform such duties and have such powers as are incident to the office of treasurer, including without limitation the duty and power to keep and be responsible for all funds and securities of the Corporation, to deposit funds of the Corporation in depositories selected in accordance with these Bylaws, to disburse such funds as ordered by the Board, to make proper accounts of such funds, and to render as required by the Board statements of all such transactions and of the financial condition of the Corporation.
The Assistant Treasurers shall perform such duties and possess such powers as the Board, the Chief Executive Officer or the Treasurer may from time to time prescribe. In the event of the absence, inability or refusal to act of the Treasurer, the Assistant Treasurer (or if there shall be more than one, the Assistant Treasurers in the order determined by the Board) shall perform the duties and exercise the powers of the Treasurer.
3.12.   Salaries.   Officers of the Corporation shall be entitled to such salaries, compensation or reimbursement as shall be fixed or allowed from time to time by the Board.
3.13.   Delegation of Authority.   Subject to these Bylaws and any contrary action by the Board, each officer of the Corporation shall have, in addition to the duties and powers specifically set forth in these Bylaws, such duties and powers as are customarily incident to his or her office, and such duties and powers as may

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be designated from time to time by the Board. In addition, the Board may from time to time delegate the powers or duties of any officer to any other officer or agent, notwithstanding any provision hereof.
ARTICLE IV.
CAPITAL STOCK
4.1.   Stock Certificates; Uncertificated Shares.   The shares of the Corporation shall be represented by certificates, provided that the Board may provide by resolution or resolutions that some or all of any or all classes or series of the Corporation’s stock shall be uncertificated shares. Any such resolution shall not apply to shares represented by a certificate until such certificate is surrendered to the Corporation. Every holder of stock of the Corporation represented by certificates shall be entitled to have a certificate, in such form as may be prescribed by law and by the Board, representing the number of shares held by such holder registered in certificate form. Each such certificate shall be signed in a manner that complies with Section 158 of the DGCL, and each officer appointed pursuant to Article III shall be an authorized officer for this purpose.
Each certificate for shares of stock which are subject to any restriction on transfer pursuant to the Certificate of Incorporation, these Bylaws, applicable securities laws or any agreement among any number of stockholders or among such holders and the Corporation shall have conspicuously noted on the face or back of the certificate either the full text of the restriction or a statement of the existence of such restriction.
If the Corporation shall be authorized to issue more than one class of stock or more than one series of any class, the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights shall be set forth in full or summarized on the face or back of each certificate representing shares of such class or series of stock, provided that in lieu of the foregoing requirements there may be set forth on the face or back of each certificate representing shares of such class or series of stock a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative, participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
Within a reasonable time after the issuance or transfer of uncertificated shares, the registered owner thereof shall be given a notice, in writing or by electronic transmission, containing the information required to be set forth or stated on certificates pursuant to Sections 151, 156, 202(a) or 218(a) of the DGCL or, with respect to Section 151 of the DGCL, a statement that the Corporation will furnish without charge to each stockholder who so requests the powers, designations, preferences and relative participating, optional or other special rights of each class of stock or series thereof and the qualifications, limitations or restrictions of such preferences and/or rights.
4.2.   Transfers.   Shares of stock of the Corporation shall be transferable in the manner prescribed by law, the Certificate of Incorporation and in these Bylaws. Transfers of shares of stock of the Corporation shall be made only on the books of the Corporation or by transfer agents designated to transfer shares of stock of the Corporation. Subject to applicable law, shares of stock represented by certificates shall be transferred only on the books of the Corporation by the surrender to the Corporation or its transfer agent of the certificate representing such shares properly endorsed or accompanied by a written assignment or power of attorney properly executed, and with such proof of authority or the authenticity of signature as the Corporation or its transfer agent may reasonably require. Except as may be otherwise required by law, by the Certificate of Incorporation or by these Bylaws, the Corporation shall be entitled to treat the record holder of stock as shown on its books as the owner of such stock for all purposes, including the payment of dividends and the right to vote with respect to such stock, regardless of any transfer, pledge or other disposition of such stock until the shares have been transferred on the books of the Corporation in accordance with the requirements of these Bylaws.
4.3.   Lost, Stolen or Destroyed Certificates.   The Corporation may issue a new certificate or uncertificated shares in place of any previously issued certificate alleged to have been lost, stolen or destroyed, upon such terms and conditions as the Board may prescribe, including the presentation of reasonable evidence of such loss, theft or destruction and the giving of such indemnity and posting of such

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bond sufficient to indemnify the Corporation against any claim that may be made against it on account of the alleged loss, theft or destruction of any such certificate or the issuance of such new certificate or uncertificated shares.
4.4.   Record Date.   The Board may fix in advance a date as a record date for the determination of the stockholders entitled to notice of any meeting of stockholders, or entitled to receive payment of any dividend or other distribution or allotment of any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action. Such record date shall not precede the date on which the resolution fixing the record date is adopted, and such record date shall not be more than sixty (60) nor less than ten (10) days before the date of such meeting, nor more than sixty (60) days prior to any other action to which such record date relates. If the Board so fixes a record date for determining the stockholders entitled to notice of any meeting of stockholders, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination.
If no record date is fixed, the record date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day before the day on which notice is given, or, if notice is waived, at the close of business on the day before the day on which the meeting is held. If no record date is fixed, the record date for determining stockholders for any other purpose shall be at the close of business on the day on which the Board adopts the resolution relating to such purpose.
A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance herewith at the adjourned meeting.
4.5.   Regulations.   The issue, conversion and registration of shares of stock of the Corporation shall be governed by such other regulations as the Board may establish.
ARTICLE V.
GENERAL PROVISIONS
5.1.   Fiscal Year.   Except as from time to time otherwise designated by the Board, the fiscal year of the Corporation shall begin on the first day of January of each year and end on the last day of December in each year.
5.2.   Corporate Seal.   The corporate seal shall be in such form as shall be approved by the Board.
5.3.   Waiver of Notice.   Whenever notice is required to be given by law, by the Certificate of Incorporation or by these Bylaws, a written waiver signed by the person entitled to notice, or a waiver by electronic transmission by the person entitled to notice, whether before, at or after the time of the event for which notice is to be given, shall be deemed equivalent to notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in any such waiver. Attendance of a person at a meeting shall constitute a waiver of notice of such meeting, except when the person attends a meeting for the express purpose of objecting at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened.
5.4.   Voting of Securities.   Except as the Board may otherwise designate, the Chief Executive Officer, the Chief Financial Officer or the Treasurer may waive notice, vote, consent, or appoint any person or persons to waive notice, vote or consent, on behalf of the Corporation, and act as, or appoint any person or persons to act as, proxy or attorney-in-fact for the Corporation (with or without power of substitution and re-substitution), with respect to the securities of any other entity which may be held by the Corporation.
5.5.   Evidence of Authority.   A certificate by the Secretary, or an Assistant Secretary, or a temporary Secretary, as to any action taken by the stockholders, directors, a committee or any officer or representative of the Corporation shall as to all persons who rely on the certificate in good faith be conclusive evidence of such action.

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5.6.   Certificate of Incorporation.   All references in these Bylaws to the Certificate of Incorporation shall be deemed to refer to the Certificate of Incorporation of the Corporation, as amended and/or restated and in effect from time to time, including any certificate of designation relating to any outstanding series of preferred stock.
5.7.   Severability.   Any determination that any provision of these Bylaws is for any reason inapplicable, illegal or ineffective shall not affect or invalidate any other provision of these Bylaws.
5.8.   Pronouns.   All pronouns used in these Bylaws shall be deemed to refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.
5.9.   Electronic Transmission.   For purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved, and reviewed by a recipient thereof, and that may be directly reproduced in paper form by such a recipient through an automated process.
ARTICLE VI.
AMENDMENTS
These Bylaws may be altered, amended or repealed, in whole or in part, or new Bylaws may be adopted by the Board or by the stockholders as expressly provided in the Certificate of Incorporation.
ARTICLE VII.
INDEMNIFICATION AND ADVANCEMENT
7.1.   Power to Indemnify in Actions, Suits or Proceedings other than Those by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the Corporation) by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that such person’s conduct was unlawful.
7.2.   Power to Indemnify in Actions, Suits or Proceedings by or in the Right of the Corporation.   Subject to Section 7.3, the Corporation shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the Corporation to procure a judgment in its favor by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation; except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity by the Corporation for such expenses which the Court of Chancery or such other court shall deem proper.

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7.3.   Authorization of Indemnification.   Any indemnification under this Article VII (unless ordered by a court) shall be made by the Corporation only as authorized in the specific case upon a determination that indemnification of the director or officer is proper in the circumstances because such person has met the applicable standard of conduct set forth in Section 7.1 or Section 7.2, as the case may be. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination, (i) by a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum, or (ii) by a committee of such directors designated by a majority vote of such directors, even though less than a quorum, or (iii) if there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion or (iv) by the stockholders. Such determination shall be made, with respect to former directors and officers, by any person or persons having the authority to act on the matter on behalf of the Corporation. To the extent, however, that a present or former director or officer of the Corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding set forth in Section 7.1 or Section 7.2 or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith, without the necessity of authorization in the specific case.
7.4.   Good Faith Defined.   For purposes of any determination under Section 7.3, a person shall, to the fullest extent permitted by law, be deemed to have acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Corporation, or, with respect to any criminal action or proceeding, to have had no reasonable cause to believe such person’s conduct was unlawful, if such person’s action is based on good faith reliance on the records or books of account of the Corporation or another enterprise, or on information supplied to such person by the officers of the Corporation or another enterprise in the course of their duties, or on the advice of legal counsel for the Corporation or another enterprise or on information or records given or reports made to the Corporation or another enterprise by an independent certified public accountant or by an appraiser or other expert selected with reasonable care by the Corporation or another enterprise. The term “another enterprise” as used in this Section 7.4 shall mean any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise of which such person is or was serving at the request of the Corporation as a director, officer, employee or agent. The provisions of this Section 7.4 shall not be deemed to be exclusive or to limit in any way the circumstances in which a person may be deemed to have met the applicable standard of conduct set forth in Sections 7.1 or 7.2, as the case may be.
7.5.   Right of Claimant to Bring Suit.   Notwithstanding any contrary determination in the specific case under Section 7.3, and notwithstanding the absence of any determination thereunder, if (i) following the final disposition of the applicable proceeding, a claim for indemnification under Sections 7.1 or 7.2 of this Article VII is not paid in full by the Corporation within ninety (90) days after the later of a written claim for indemnification has been received by the Corporation, or (ii) a claim for advancement of expenses under Section 7.6 of this Article VII is not paid in full by the Corporation within thirty (30) days after the Corporation has received a statement or statements requesting such amounts to be advanced, the claimant may at any time thereafter (but not before) bring suit against the Corporation in the Court of Chancery in the State of Delaware to recover the unpaid amount of the claim, together with interest thereon, or to obtain advancement of expenses, as applicable. It shall be a defense to any such action brought to enforce a right to indemnification (but not in an action brought to enforce a right to an advancement of expenses) that the claimant has not met the standards of conduct which make it permissible under the DGCL (or other applicable law) for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither a contrary determination in the specific case under Section 7.3 nor the absence of any determination thereunder shall be a defense to such application or create a presumption that the claimant has not met any applicable standard of conduct. If successful, in whole or in part, the claimant shall also be entitled to be paid the expense of prosecuting such claim, including reasonable attorneys’ fees incurred in connection therewith, to the fullest extent permitted by applicable law.
7.6.   Expenses Payable in Advance.   Expenses, including without limitation attorneys’ fees, incurred by a current or former director or officer in defending any civil, criminal, administrative or investigative action, suit or proceeding to which such person is a party or is threatened to be made a party or otherwise involved as a witness or otherwise by reason of the fact that such person is or was a director or officer of the Corporation, or, while a director or officer of the Corporation, is or was serving at the request of the Corporation as a director, officer, employee or agent of another Corporation, partnership, joint venture,

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trust, employee benefit plan or other enterprise, shall be paid by the Corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such current or former director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the Corporation as authorized in this Article VII or otherwise.
7.7.   Nonexclusivity of Indemnification and Advancement of Expenses.   The rights to indemnification and advancement of expenses provided by or granted pursuant to this Article VII shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under the Certificate of Incorporation, any agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office, it being the policy of the Corporation that, subject to Section 7.11, indemnification of the persons specified in Sections 7.1 and 7.2 shall be made to the fullest extent permitted by law. The provisions of this Article VII shall not be deemed to preclude the indemnification of any person who is not specified in Sections 7.1 or 7.2 but whom the Corporation has the power or obligation to indemnify under the provisions of the DGCL, or otherwise.
7.8.   Insurance.   The Corporation may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Corporation, or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the Corporation would have the power or the obligation to indemnify such person against such liability under the provisions of this Article VII.
7.9.   Certain Definitions.   For purposes of this Article VII, references to “the Corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, employees or agents so that any person who is or was a director or officer of such constituent corporation, or, while a director or officer of such constituent corporation, is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, shall stand in the same position under the provisions of this Article VII with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued. For purposes of this Article VII, references to “fines” shall include any excise taxes assessed on a person with respect of any employee benefit plan; and references to “serving at the request of the Corporation” shall include any service as a director, officer, employee or agent of the Corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the Corporation” as referred to in this Article VII.
7.10.   Survival of Indemnification and Advancement of Expenses.   The indemnification and advancement of expenses provided by, or granted pursuant to, this Article VII shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.
7.11.   Limitation on Indemnification.   Notwithstanding anything contained in this Article VII to the contrary, except for proceedings to enforce rights to indemnification or advancement of expenses (which shall be governed by Section 7.5), the Corporation shall not be obligated to indemnify any current or former director or officer in connection with an action, suit proceeding (or part thereof) initiated by such person unless such action, suit or proceeding (or part thereof) was authorized by the Board.
7.12.   Contract Rights.   The obligations of the Corporation under this Article VII to indemnify, and advance expenses to, a person who is or was a director or officer of the Corporation shall be considered a contract between the Corporation and such person, and no modification or repeal of any provision of this Article VII shall affect, to the detriment of such person, such obligations of the Corporation in connection with a claim based on any act or failure to act occurring before such modification or repeal.

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ANNEX D
FORM OF QUANTUM-SI INCORPORATED
2021 EQUITY INCENTIVE PLAN
1.
DEFINITIONS.

Unless otherwise specified or unless the context otherwise requires, the following terms, as used in this Quantum-Si Incorporated 2021 Equity Incentive Plan, have the following meanings:
Administrator means the Board of Directors, unless it has delegated power to act on its behalf to the Committee, in which case the term “Administrator” means the Committee.
Affiliate means a corporation or other entity, which, for purposes of Section 424 of the Code, is a parent or subsidiary of the Company, direct or indirect.
Agreement means a written or electronic document setting forth the terms of a Stock Right delivered pursuant to the Plan, in such form as the Administrator shall approve.
Board of Directors means the Board of Directors of the Company.
Business Combination Agreement means that certain Business Combination Agreement, dated as of February 18, 2021 by and among HighCape Capital Acquisition, Corp., Tenet Merger Sub, Inc. and Quantum-Si Incorporated.
Cause means, with respect to a Participant (a) dishonesty with respect to the Company or any Affiliate, (b) insubordination, substantial malfeasance or non-feasance of duty, (c) unauthorized disclosure of confidential information, (d) breach by a Participant of any provision of any employment, consulting, advisory, nondisclosure, non-competition or similar agreement between the Participant and the Company or any Affiliate or any material written policy of the Company or any Affiliate, and (e) conduct substantially prejudicial to the business of the Company or any Affiliate; provided, however, that any provision in an agreement between a Participant and the Company or an Affiliate, which contains a conflicting definition of Cause for termination and which is in effect at the time of such termination, shall supersede this definition with respect to that Participant. The determination of the Administrator as to the existence of Cause will be conclusive on the Participant and the Company.
Class A Common Stock means shares of the Company’s Class A common stock, $0.0001 par value per share.
Class B Common Stock means shares of the Company’s Class B common stock, $0.0001 par value per share.
Closing means the date on which the transactions contemplated by the Business Combination Agreement are consummated.
Code means the United States Internal Revenue Code of 1986, as amended including any successor statute, regulation and guidance thereto.
Committee means the committee of the Board of Directors, if any, to which the Board of Directors has delegated power to act under or pursuant to the provisions of the Plan.
Common Stock means the Class A Common Stock and the Class B Common Stock, individually or collectively, as the context requires.
Company means Quantum-Si Incorporated, a Delaware corporation.
Consultant means any natural person who is an advisor or consultant who provides bona fide services to the Company or its Affiliates, provided that such services are not in connection with the offer or sale of securities in a capital raising transaction, and do not directly or indirectly promote or maintain a market for the Company’s or its Affiliates’ securities.

Corporate Transaction means a merger, consolidation, or sale of all or substantially all of the Company’s assets or the acquisition of all of the outstanding voting stock of the Company (or similar transaction) in a single transaction or a series of related transactions by a single entity, other than a transaction to merely change the state of incorporation or in which the Company is the surviving corporation. Where a Corporate Transaction involves a tender offer that is reasonably expected to be followed by a merger (as determined by the Administrator), the Corporate Transaction will be deemed to have occurred upon consummation of the tender offer.
Disability or Disabled means permanent and total disability as defined in Section 22(e)(3) of the Code.
Employee means any employee of the Company or of an Affiliate (including, without limitation, an employee who is also serving as an officer or director of the Company or of an Affiliate), designated by the Administrator to be eligible to be granted one or more Stock Rights under the Plan.
Exchange Act means the United States Securities Exchange Act of 1934, as amended.
Fair Market Value of a Share of Class A Common Stock means:
If the Class A Common Stock is listed on a national securities exchange or traded in the over-the-counter market and sales prices are regularly reported for the Class A Common Stock, the closing or, if not applicable, the last price of the Class A Common Stock on the composite tape or other comparable reporting system for the trading day on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date;
If the Class A Common Stock is not traded on a national securities exchange but is traded on the over-the-counter market, if sales prices are not regularly reported for the Class A Common Stock for the trading day referred to in clause (1), and if bid and asked prices for the Class A Common Stock are regularly reported, the mean between the bid and the asked price for the Class A Common Stock at the close of trading in the over-the-counter market for the most recent trading day on which Class A Common Stock was traded on the applicable date and if such applicable date is not a trading day, the last market trading day prior to such date; and
If the Class A Common Stock is neither listed on a national securities exchange nor traded in the over-the-counter market, such value as the Administrator, in good faith, shall determine in compliance with applicable laws.
ISO means a stock option intended to qualify as an incentive stock option under Section 422.
Non-Qualified Option means a stock option which is not intended to qualify as an ISO.
Option means an ISO or Non-Qualified Option granted under the Plan.
Participant means an Employee, director or Consultant of the Company or an Affiliate to whom one or more Stock Rights are granted under the Plan. As used herein, “Participant” shall include “Participant’s Survivors” where the context requires.
Performance-Based Award means a Stock Grant or Stock-Based Award which vests based on the attainment of written Performance Goals as set forth in Paragraph 9 hereof.
Performance Goals means performance goals determined by the Committee in its sole discretion and set forth in an Agreement. The satisfaction of Performance Goals shall be subject to certification by the Committee. The Committee has the authority to take appropriate action with respect to the Performance Goals (including, without limitation, making adjustments to the Performance Goals or determining the satisfaction of the Performance Goals in connection with a Corporate Transaction) provided that any such action does not otherwise violate the terms of the Plan.
Plan means this Quantum-Si Incorporated 2021 Equity Incentive Plan.
SAR means a stock appreciation right.
Section 409A means Section 409A of the Code.

Section 422 means Section 422 of the Code.
Securities Act means the United States Securities Act of 1933, as amended.
Shares means shares of the Class A Common Stock as to which Stock Rights have been or may be granted under the Plan or any shares of capital stock into which the Shares are changed or for which they are exchanged within the provisions of Paragraph 3 of the Plan. The Shares issued under the Plan may be authorized and unissued shares or shares held by the Company in its treasury, or both.
Stock-Based Award means a grant by the Company under the Plan of an equity award or an equity based award, which is not an Option, or a Stock Grant.
Stock Grant means a grant by the Company of Shares under the Plan.
Stock Right means an ISO, a Non-Qualified Option, a Stock Grant or a Stock-Based Award or a right to Shares or the value of Shares of the Company granted pursuant to the Plan.
Substitute Award means an award issued under the Plan in substitution for one or more equity awards of an acquired company that are converted, replaced or adjusted in connection with the acquisition.
Survivor means a deceased Participant’s legal representatives and/or any person or persons who acquired the Participant’s rights to a Stock Right by will or by the laws of descent and distribution.
4Catalyzer Corporation means 4Catalyzer Corporation and any other corporation for so long as more than 50% of the total voting power of such corporation is beneficially owned (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, by Jonathan Rothberg or his family as determined in the sole discretion of the Administrator.
2.
PURPOSES OF THE PLAN.

The Plan is intended to encourage ownership of Shares by Employees and directors of and certain Consultants to the Company and its Affiliates in order to attract and retain such people, to induce them to work for the benefit of the Company or of an Affiliate and to provide additional incentive for them to promote the success of the Company or of an Affiliate. The Plan provides for the granting of ISOs, Non-Qualified Options, Stock Grants and Stock-Based Awards.
3.
SHARES SUBJECT TO THE PLAN.

(a)   The number of Shares that may be issued from time to time pursuant to this Plan shall be the sum of: (i) eleven percent (11%) of the outstanding Shares of Common Stock, determined immediately following the Closing (less a number of shares equal to 5,400,000 multiplied by the Exchange Ratio (as defined in the Business Combination Agreement)), (ii) that number of shares of common stock remaining available for issuance under the Company’s 2013 Employee, Director and Consultant Equity Incentive Plan (the “2013 Plan”), determined immediately prior to the Closing, multiplied by the Exchange Ratio (as defined in the Business Combination Agreement), and (iii) that number of shares of Class A Common Stock attributable to awards granted under the 2013 Plan that are forfeited, expire or are cancelled without delivery of shares of Class A Common Stock or which result in the forfeiture of shares of Class A Common Stock back to the Company on or after the Closing, which number shall not exceed 15,192,975.
(b)   Notwithstanding Subparagraph (a) above, on the first day of each fiscal year of the Company during the period beginning in fiscal year 2022 and ending on the second day of fiscal year 2031, the number of Shares that may be issued from time to time pursuant to the Plan, shall be increased automatically by an amount equal to the lesser of (i) 4% of the number of outstanding shares of Common Stock on such date and (ii) an amount determined by the Administrator.
(c)   If an Option ceases to be “outstanding”, in whole or in part (other than by exercise), or if the Company shall reacquire (at not more than its original issuance price) any Shares issued pursuant to a Stock Grant or Stock-Based Award, or if any Stock Right expires or is forfeited, cancelled, or otherwise terminated or results in any Shares not being issued, the unissued or reacquired Shares which were subject to such Stock Right shall again be available for issuance from time to time pursuant to this Plan; provided, however, that the number of Shares underlying any awards under the Plan that are retained or repurchased on the exercise of an Option or the vesting or issuance of any Stock Right to cover the exercise price and/or tax withholding required by the Company in connection with vesting shall not be added back to the Shares available for issuance under the Plan; and provided, further that, in the case of ISOs, the foregoing provisions shall be subject to any limitations under the Code. In addition, any Shares repurchased using exercise price proceeds will not be available for issuance under the Plan.
(d)   The maximum number of Shares available for grant under the Plan as ISOs will be equal to 250,000,000. The limits set forth in this Paragraph 3 will be construed to comply with the applicable requirements of Section 422.
(e)   The Administrator may grant Substitute Awards under the Plan. To the extent consistent with the requirements of Section 422 and the regulations thereunder and other applicable legal requirements (including applicable stock exchange requirements), Shares issued in respect of Substitute Awards will be in addition to and will not reduce the shares available under the Plan. Notwithstanding the foregoing, if any Substitute Award is settled in cash or expires, becomes unexercisable, terminates or is forfeited to or repurchased by the Company without the issuance or retention of Shares, the Shares previously subject to such Award will not be available for future issuance under the Plan. The Administrator will determine the extent to which the terms and conditions of the Plan apply to Substitute Awards, if at all; provided, however, that Substitute Awards will not be subject to the limits described in Paragraph 4(c) below.
4.
ADMINISTRATION OF THE PLAN.

The Administrator of the Plan will be the Board of Directors, except to the extent the Board of Directors delegates its authority to the Committee, in which case the Committee shall be the Administrator. Subject to the provisions of the Plan, the Administrator is authorized to:
(a)   Interpret the provisions of the Plan and all Stock Rights and to make all rules and determinations which it deems necessary or advisable for the administration of the Plan;
(b)   Determine which Employees, directors and Consultants shall be granted Stock Rights;
(c)   Determine the number of Shares for which a Stock Right or Stock Rights shall be granted; provided, however, that in no event shall the aggregate grant date fair value (determined in accordance with ASC 718) of Stock Rights to be granted and any other cash compensation paid to any non-employee director in any calendar year, exceed $750,000, increased to $1,000,000 in the year in which such non-employee director initially joins the Board of Directors.
(d)   Specify the terms and conditions upon which a Stock Right or Stock Rights may be granted provided that no dividends or dividend equivalents shall be paid on any Stock Right prior to the vesting of the underlying Shares.
(e)   Amend any term or condition of any outstanding Stock Right, provided that (i) such term or condition as amended is not prohibited by the Plan and (ii) any such amendment shall not impair the rights of a Participant under any Stock Right previously granted without such Participant’s consent or in the event of death of the Participant the Participant’s Survivors.
(f)   Determine and make any adjustments in the Performance Goals included in any Performance-Based Awards; and
(g)   Adopt any sub-plans applicable to residents of any specified jurisdiction as it deems necessary or appropriate in order to comply with or take advantage of any tax or other laws applicable to the Company, any Affiliate or to Participants or to otherwise facilitate the administration of the Plan, which sub-plans may include additional restrictions or conditions applicable to Stock Rights or Shares issuable pursuant to a Stock Right;
Subject to the foregoing, the interpretation and construction by the Administrator of any provisions of the Plan or of any Stock Right granted under it shall be final, unless otherwise determined by the Board of Directors, if the Administrator is the Committee. In addition, if the Administrator is the Committee, the Board of Directors may take any action under the Plan that would otherwise be the responsibility of the Committee.

To the extent permitted under applicable law, the Board of Directors or the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any portion of its responsibilities and powers to any other person selected by it. The Board of Directors or the Committee may revoke any such allocation or delegation at any time. Notwithstanding the foregoing, only the Board of Directors or the Committee shall be authorized to grant a Stock Right to any director of the Company or to any “officer” of the Company as defined by Rule 16a-1 under the Exchange Act.
5.
ELIGIBILITY FOR PARTICIPATION.

The Administrator will, in its sole discretion, name the Participants in the Plan; provided, however, that each Participant must be an Employee, director or Consultant of the Company or of an Affiliate at the time a Stock Right is granted. Notwithstanding the foregoing, the Administrator may authorize the grant of a Stock Right to a person in anticipation of such person becoming an Employee, director or Consultant of the Company or of an Affiliate, provided, that the actual grant of such Stock Right shall be conditioned upon such person becoming eligible to become a Participant at or prior to the time of the execution of the Agreement evidencing such Stock Right. ISOs may be granted only to Employees. Non-Qualified Options, Stock Grants and Stock-Based Awards may be granted to any Employee, director or Consultant of the Company or an Affiliate. The granting of any Stock Right to any individual shall neither entitle that individual to, nor disqualify that individual from, participation in any other grant of Stock Rights or any grant under any other benefit plan established by the Company or any Affiliate for Employees, directors or Consultants.
6.
TERMS AND CONDITIONS OF OPTIONS.

Each Option shall be set forth in an Option Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Administrator may provide that Options be granted subject to such terms and conditions, consistent with the terms and conditions specifically required under this Plan, as the Administrator may deem appropriate including, without limitation, subsequent approval by the shareholders of the Company of this Plan or any amendments thereto. The Option Agreements shall be subject to at least the following terms and conditions:
(a)   Non-Qualified Options:   Each Option intended to be a Non-Qualified Option shall be subject to the terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards for any such Non-Qualified Option:
(i)   Exercise Price:   Each Option Agreement shall state the exercise price (per share) of the Shares covered by each Option which exercise price shall be determined by the Administrator and shall be at least equal to the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.
(ii)   Number of Shares:   Each Option Agreement shall state the number of Shares to which it pertains.
(iii)   Vesting:   Each Option Agreement shall state the date or dates on which it first is exercisable and the date after which it may no longer be exercised, and may provide that the Option rights accrue or become exercisable in installments over a period of months or years, or upon the occurrence of certain performance conditions or the attainment of stated goals or events.
(iv)   Term of Option:   Each Option shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide.
(b)   ISOs:   Each Option intended to be an ISO shall be issued only to an Employee who is deemed to be a resident of the United States for tax purposes, and shall be subject to the following terms and conditions, with such additional restrictions or changes as the Administrator determines are appropriate but not in conflict with Section 422 and relevant regulations and rulings of the Internal Revenue Service:
(i)   Minimum Standards:   The ISO shall meet the minimum standards required of Non-Qualified Options, as described in Paragraph 6(a) above, except clause (i) and (iv) thereunder.

(ii)   Exercise Price:   Immediately before the ISO is granted, if the Participant owns, directly or by reason of the applicable attribution rules in Section 424(d) of the Code:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 100% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, the exercise price per share of the Shares covered by each ISO shall not be less than 110% of the Fair Market Value per share of the Class A Common Stock on the date of grant of the Option.

(iii)   Term of Option:   For Participants who own:
A.
10% or less of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than ten years from the date of the grant or at such earlier time as the Option Agreement may provide; or

B.
More than 10% of the total combined voting power of all classes of stock of the Company or an Affiliate, each ISO shall terminate not more than five years from the date of the grant or at such earlier time as the Option Agreement may provide.

(iv)   Limitation on Yearly Exercise:   To the extent that aggregate Fair Market Value (determined on the date each ISO is granted) of the Shares with respect to which ISOs are exercisable for the first time by the Participant in any calendar year exceeds $100,000, such Options shall be treated as Non-Qualified Options even if denominated ISOs at grant.
(c)   Except in connection with a corporate transaction involving the Company (which term includes, without limitation, any stock dividend, stock split, extraordinary cash dividend, recapitalization, reorganization, merger, consolidation, split-up, spin-off, combination or exchange of shares) or as otherwise contemplated by Paragraph 24 below, the Company may not, without obtaining stockholder approval, (i) amend the terms of outstanding Options to reduce the exercise price of such Options, (ii) cancel outstanding Options in exchange for Options that have an exercise price that is less than the exercise price value of the original Options, or (iii) cancel outstanding Options that have an exercise price greater than the Fair Market Value of a Share on the date of such cancellation in exchange for cash or other consideration.
7.
TERMS AND CONDITIONS OF STOCK GRANTS.

Each Stock Grant to a Participant shall state the principal terms in an Agreement duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company, subject to the following minimum standards:
(a)   Each Agreement shall state the purchase price per Share, if any, of the Shares covered by each Stock Grant, which purchase price shall be determined by the Administrator on the date of the grant of the Stock Grant;
(b)   Each Agreement shall state the number of Shares to which the Stock Grant pertains;
(c)   Each Agreement shall include the terms of any right of the Company to restrict or reacquire the Shares subject to the Stock Grant, including the time period or attainment of Performance Goals or such other performance criteria upon which such rights shall accrue and the purchase price therefor, if any; and
(d)   Dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) may accrue but shall not be paid prior to the time, and may be paid only to the extent that, the restrictions or rights to reacquire the Shares subject to the Stock Grant lapse. Any entitlement to dividend equivalents or similar entitlements will be established and administered either consistent with an exemption from, or in compliance with the applicable requirements of Section 409A.

8.
TERMS AND CONDITIONS OF OTHER STOCK-BASED AWARDS.

The Administrator shall have the right to grant other Stock-Based Awards based upon the Class A Common Stock having such terms and conditions as the Administrator may determine, including, without limitation, the grant of Shares based upon certain conditions, the grant of securities convertible into Shares and the grant of SARs, phantom stock awards or stock units. The principal terms of each Stock-Based Award shall be set forth in an Agreement, duly executed by the Company and, to the extent required by law or requested by the Company, by the Participant. The Agreement shall be in a form approved by the Administrator and shall contain terms and conditions which the Administrator determines to be appropriate and in the best interest of the Company. Each Agreement shall include the terms of any right of the Company including the right to terminate the Stock-Based Award without the issuance of Shares, the terms of any vesting conditions, Performance Goals or events upon which Shares shall be issued, provided that dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents may accrue but shall not be paid prior to and may be paid only to the extent that the Shares subject to the Stock-Based Award vest. Under no circumstances may the Agreement covering SARs (a) have an exercise or base price (per share) that is less than the Fair Market Value per share of Class A Common Stock on the date of grant or (b) expire more than ten years following the date of grant.
9.
PERFORMANCE-BASED AWARDS.

The Committee shall determine whether, with respect to a performance period, the applicable Performance Goals have been met with respect to a given Participant and, if they have, to so certify and ascertain the amount of the applicable Performance-Based Award. No Performance-Based Awards will be issued for such performance period until such certification is made by the Committee. The number of Shares issued in respect of a Performance-Based Award determined by the Committee for a performance period shall be paid to the Participant at such time as determined by the Committee in its sole discretion after the end of such performance period, and any dividends (other than stock dividends to be issued pursuant to Paragraph 24 of the Plan) or dividend equivalents that accrue shall only be paid in respect of the number of Shares earned in respect of such Performance-Based Award.
10.
EXERCISE OF OPTIONS AND ISSUE OF SHARES.

An Option (or any part or installment thereof) shall be exercised by giving written notice to the Company or its designee (in a form acceptable to the Administrator, which may include electronic notice), together with provision for payment of the aggregate exercise price in accordance with this Paragraph for the Shares as to which the Option is being exercised, and upon compliance with any other condition(s) set forth in the Option Agreement. Such notice shall be signed by the person exercising the Option (which signature may be provided electronically in a form acceptable to the Administrator), shall state the number of Shares with respect to which the Option is being exercised and shall contain any representation required by the Plan or the Option Agreement. Payment of the exercise price for the Shares as to which such Option is being exercised shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) having a Fair Market Value equal as of the date of the exercise to the aggregate cash exercise price for the number of Shares as to which the Option is being exercised; or (c) at the discretion of the Administrator, by having the Company retain from the Shares otherwise issuable upon exercise of the Option, a number of Shares having a Fair Market Value equal as of the date of exercise to the aggregate exercise price for the number of Shares as to which the Option is being exercised; or (d) at the discretion of the Administrator, in accordance with a cashless exercise program established with a securities brokerage firm, and approved by the Administrator; or (e) at the discretion of the Administrator, by any combination of (a), (b), (c) and (d) above or (f) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine. Notwithstanding the foregoing, the Administrator shall accept only such payment on exercise of an ISO as is permitted by Section 422.
The Company shall then reasonably promptly deliver the Shares as to which such Option was exercised to the Participant (or to the Participant’s Survivors, as the case may be). In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) that requires the Company to take any action with respect to the Shares prior to their issuance. The Shares shall, upon delivery, be fully paid, non-assessable Shares.
11.
PAYMENT IN CONNECTION WITH THE ISSUANCE OF STOCK GRANTS AND STOCK-BASED AWARDS AND ISSUE OF SHARES.

Any Stock Grant or Stock-Based Award requiring payment of a purchase price for the Shares as to which such Stock Grant or Stock-Based Award is being granted shall be made (a) in United States dollars in cash or by check; or (b) at the discretion of the Administrator, through delivery of shares of Class A Common Stock held for at least six months (if required to avoid negative accounting treatment) and having a Fair Market Value equal as of the date of payment to the purchase price of the Stock Grant or Stock-Based Award; or (c) by delivery of a promissory note, if the Board of Directors has expressly authorized the loan of funds to the Participant for the purpose of enabling or assisting the Participant to effect such purchase; (d) at the discretion of the Administrator, by any combination of (a) through (c) above; or (e) at the discretion of the Administrator, by payment of such other lawful consideration as the Administrator may determine.
The Company shall when required by the applicable Agreement, reasonably promptly deliver the Shares as to which such Stock Grant or Stock-Based Award was made to the Participant (or to the Participant’s Survivors, as the case may be), subject to any escrow provision set forth in the applicable Agreement. In determining what constitutes “reasonably promptly,” it is expressly understood that the issuance and delivery of the Shares may be delayed by the Company if the Administrator determines it is necessary to comply with any law or regulation (including, without limitation, federal securities laws) which requires the Company to take any action with respect to the Shares prior to their issuance.
12.
RIGHTS AS A SHAREHOLDER.

No Participant to whom a Stock Right has been granted shall have rights as a shareholder with respect to any Shares covered by such Stock Right except after due exercise of an Option or issuance of Shares as set forth in any Agreement, tender of the aggregate exercise or purchase price, if any, for the Shares being purchased and registration of the Shares in the Company’s share register in the name of the Participant.
13.
ASSIGNABILITY AND TRANSFERABILITY OF STOCK RIGHTS.

By its terms, a Stock Right granted to a Participant shall not be transferable by the Participant other than (i) by will or by the laws of descent and distribution, or (ii) as approved by the Administrator in its discretion and set forth in the applicable Agreement provided that no Stock Right may be transferred by a Participant for value. Notwithstanding the foregoing, an ISO transferred except in compliance with clause (i) above shall no longer qualify as an ISO. The designation of a beneficiary of a Stock Right by a Participant, with the prior approval of the Administrator and in such form as the Administrator shall prescribe, shall not be deemed a transfer prohibited by this Paragraph. Except as provided above during the Participant’s lifetime a Stock Right shall only be exercisable by or issued to such Participant (or his or her legal representative) and shall not be assigned, pledged or hypothecated in any way (whether by operation of law or otherwise) and shall not be subject to execution, attachment or similar process. Any attempted transfer, assignment, pledge, hypothecation or other disposition of any Stock Right or of any rights granted thereunder contrary to the provisions of this Plan, or the levy of any attachment or similar process upon a Stock Right, shall be null and void.
14.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE OR DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement in the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate before the Participant has exercised an Option, the following rules apply:
(a)   A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate (for any reason other than termination for Cause, Disability, or death for which events there are special rules in Paragraphs 15, 16, and 17, respectively), may exercise any Option granted to such Participant to the extent that the Option is exercisable on the date of such termination of service, but only within such term as the Administrator has designated in a Participant’s Option Agreement.
(b)   Except as provided in Subparagraph (c) below, or Paragraph 16 or 17, in no event may an Option intended to be an ISO, be exercised later than three months after the Participant’s termination of employment.
(c)   The provisions of this Paragraph, and not the provisions of Paragraph 16 or 17, shall apply to a Participant who subsequently becomes Disabled or dies after the termination of employment, director status or consultancy; provided, however, in the case of a Participant’s Disability or death within three months after the termination of employment, director status or consultancy, the Participant or the Participant’s Survivors may exercise the Option within one year after the date of the Participant’s termination of service, but in no event after the date of expiration of the term of the Option.
(d)   Notwithstanding anything herein to the contrary, if subsequent to a Participant’s termination of employment, termination of director status or termination of consultancy, but prior to the exercise of an Option, the Administrator determines that, either prior or subsequent to the Participant’s termination, the Participant engaged in conduct which would constitute Cause, then such Participant shall forthwith cease to have any right to exercise any Option.
(e)   A Participant to whom an Option has been granted under the Plan who is absent from the Company or an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide; provided, however, that, for ISOs, any leave of absence granted by the Administrator of greater than three months, unless pursuant to a contract or statute that guarantees the right to reemployment, shall cause such ISO to become a Non-Qualified Option on the date that is six months following the commencement of such leave of absence.
(f)   Except as required by law or as set forth in a Participant’s Option Agreement, Options granted under the Plan shall not be affected by any change of a Participant’s status within or among the Company and any Affiliates, so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
(g)   Except as otherwise set forth in a Participant’s Option Agreement, if a Participant ceases to be an Employee, director or Consultant of the Company or any Affiliate but upon cessation of such services immediately becomes an Employee, director or Consultant of a 4Catalyzer Corporation, Options granted under the Plan shall cease vesting in accordance with the Participant’s Option Agreement but shall remain exercisable until the earliest of: (i) three months from the date when the Participant is no longer providing services as an Employee, director or Consultant to any 4Catalyzer Corporation for any reason other than for Cause, death, or Disability; (ii) three months from the date when the company to which the Participant is providing services as an Employee, director or Consultant is no longer a 4Catalyzer Corporation; (ii) one year from the date of the Participant’s death or Disability; (iii) immediately upon notification by a 4Catalyzer Corporation that the Participant is being terminated by a 4Catalyzer Corporation for Cause; (iv) the expiration date of the Option as set forth in the Participant’s Option Agreement; or (v) the termination of the Option in accordance with Paragraph 23 or 24 of the Plan.
15.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Option Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause prior to the time that all his or her outstanding Options have been exercised:
(a)   All outstanding and unexercised Options as of the time the Participant is notified his or her service is terminated for Cause will immediately be forfeited.
(b)   Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service but prior to the exercise of an Option, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then the right to exercise any Option is forfeited.
16.
EFFECT ON OPTIONS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Option Agreement:
(a)   A Participant who ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability may exercise any Option granted to such Participant to the extent that the Option has become exercisable but has not been exercised on the date of the Participant’s termination of service due to Disability; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of the Participant’s termination of service due to Disability of any additional vesting rights that would have accrued on the next vesting date had the Participant not become Disabled. The proration shall be based upon the number of days accrued in the current vesting period prior to the date of the Participant’s termination of service due to Disability.
(b)   A Disabled Participant may exercise the Option only within the period ending one year after the date of the Participant’s termination of service due to Disability, notwithstanding that the Participant might have been able to exercise the Option as to some or all of the Shares on a later date if the Participant had not been terminated due to Disability and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
(c)   The Administrator shall make the determination both of whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
17.
EFFECT ON OPTIONS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Option Agreement:
(a)   In the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate, such Option may be exercised by the Participant’s Survivors to the extent that the Option has become exercisable but has not been exercised on the date of death; and in the event rights to exercise the Option accrue periodically, to the extent of a pro rata portion through the date of death of any additional vesting rights that would have accrued on the next vesting date had the Participant not died. The proration shall be based upon the number of days accrued in the current vesting period prior to the Participant’s date of death.
(b)   If the Participant’s Survivors wish to exercise the Option, they must take all necessary steps to exercise the Option within one year after the date of death of such Participant, notwithstanding that the decedent might have been able to exercise the Option as to some or all of the Shares on a later date if he or she had not died and had continued to be an Employee, director or Consultant or, if earlier, within the originally prescribed term of the Option.
18.
EFFECT OF TERMINATION OF SERVICE ON UNACCEPTED STOCK GRANTS AND STOCK-BASED AWARDS.

In the event of a termination of service (whether as an Employee, director or Consultant) with the Company or an Affiliate for any reason before the Participant has accepted a Stock Grant or a Stock-Based Award and paid the purchase price, if required, such grant shall terminate.
For purposes of this Paragraph 18 and Paragraph 19 below, a Participant to whom a Stock Grant or a Stock-Based Award has been issued under the Plan who is absent from work with the Company or with an Affiliate because of temporary disability (any disability other than a Disability as defined in Paragraph 1 hereof), or who is on leave of absence for any purpose, shall not, during the period of any such absence, be deemed, by virtue of such absence alone, to have terminated such Participant’s employment, director status or consultancy with the Company or with an Affiliate, except as the Administrator may otherwise expressly provide.

In addition, for purposes of this Paragraph 18 and Paragraph 19 below, any change of employment or other service within or among the Company and any Affiliates shall not be treated as a termination of employment, director status or consultancy so long as the Participant continues to be an Employee, director or Consultant of the Company or any Affiliate.
19.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE OTHER THAN FOR CAUSE, DEATH OR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, in the event of a termination of service for any reason (whether as an Employee, director or Consultant), other than termination for Cause, death or Disability for which there are special rules in Paragraphs 20, 21, and 22 below, before all forfeiture provisions or Company rights of repurchase shall have lapsed, then the Company shall have the right to cancel or repurchase that number of Shares subject to a Stock Grant or Stock-Based Award as to which the Company’s forfeiture or repurchase rights have not lapsed.
20.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR CAUSE.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if the Participant’s service (whether as an Employee, director or Consultant) with the Company or an Affiliate is terminated for Cause:
(a)   All Shares subject to any Stock Grant or Stock-Based Award that remain subject to forfeiture provisions or as to which the Company shall have a repurchase right shall be immediately forfeited to the Company as of the time the Participant is notified his or her service is terminated for Cause.
(b)   Cause is not limited to events which have occurred prior to a Participant’s termination of service, nor is it necessary that the Administrator’s finding of Cause occur prior to termination. If the Administrator determines, subsequent to a Participant’s termination of service, that either prior or subsequent to the Participant’s termination the Participant engaged in conduct which would constitute Cause, then all Shares subject to any Stock Grant or Stock-Based Award that remained subject to forfeiture provisions or as to which the Company had a repurchase right on the date of termination shall be immediately forfeited to the Company.
21.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF TERMINATION OF SERVICE FOR DISABILITY.

Except as otherwise provided in a Participant’s Agreement, the following rules apply if a Participant ceases to be an Employee, director or Consultant of the Company or of an Affiliate by reason of Disability: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of Disability, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of Disability as would have lapsed had the Participant not become Disabled. The proration shall be based upon the number of days accrued prior to the date of Disability.
The Administrator shall make the determination both as to whether Disability has occurred and the date of its occurrence (unless a procedure for such determination is set forth in another agreement between the Company and such Participant, in which case such procedure shall be used for such determination). If requested, the Participant shall be examined by a physician selected or approved by the Administrator, the cost of which examination shall be paid for by the Company.
22.
EFFECT ON STOCK GRANTS AND STOCK-BASED AWARDS OF DEATH WHILE AN EMPLOYEE, DIRECTOR OR CONSULTANT.

Except as otherwise provided in a Participant’s Agreement, the following rules apply in the event of the death of a Participant while the Participant is an Employee, director or Consultant of the Company or of an Affiliate: to the extent the forfeiture provisions or the Company’s rights of repurchase have not lapsed on the date of death, they shall be exercisable; provided, however, that in the event such forfeiture provisions or rights of repurchase lapse periodically, such provisions or rights shall lapse to the extent of a pro rata portion of the Shares subject to such Stock Grant or Stock-Based Award through the date of death as would have lapsed had the Participant not died. The proration shall be based upon the number of days accrued prior to the Participant’s date of death.
(b)   At the discretion of the Administrator, the Company shall have received an opinion of its counsel that the Shares may be issued in compliance with the Securities Act without registration thereunder.
23.
DISSOLUTION OR LIQUIDATION OF THE COMPANY.

Upon the dissolution or liquidation of the Company, all Options granted under this Plan which as of such date shall not have been exercised and all Stock Grants and Stock-Based Awards which have not been accepted, to the extent required under the applicable Agreement, will terminate and become null and void; provided, however, that if the rights of a Participant or a Participant’s Survivors have not otherwise terminated and expired, the Participant or the Participant’s Survivors will have the right immediately prior to such dissolution or liquidation to exercise or accept any Stock Right to the extent that the Stock Right is exercisable or subject to acceptance as of the date immediately prior to such dissolution or liquidation. Upon the dissolution or liquidation of the Company, any outstanding Stock-Based Awards shall immediately terminate unless otherwise determined by the Administrator or specifically provided in the applicable Agreement.
24.
ADJUSTMENTS.

Upon the occurrence of any of the following events, a Participant’s rights with respect to any Stock Right granted to such Participant hereunder shall be adjusted as hereinafter provided, unless otherwise specifically provided in a Participant’s Agreement.
(a)   Changes with respect to Shares of Common Stock.
(i)   If (1) the shares of Common Stock shall be subdivided or combined into a greater or smaller number of shares or if the Company shall issue any shares of Common Stock as a stock dividend on its outstanding Common Stock, or (2) additional shares or new or different shares or other securities of the Company or other non-cash assets are distributed with respect to such shares of Common Stock, each Stock Right and the number of shares of Common Stock deliverable thereunder shall be appropriately increased or decreased proportionately, and appropriate adjustments shall be made including, in the exercise, base or purchase price per share and in the Performance Goals applicable to outstanding Performance-Based Awards to reflect such events. The number of Shares subject to the limitations in Paragraphs 3(a), 3(b), 3(d) and 4(c) shall also be proportionately adjusted upon the occurrence of such events.
(ii)   The Administrator may also make adjustments of the type described in Paragraph 24(a) above to take into account distributions to stockholders other than those provided for in Paragraphs 24(b) below, or any other event, if the Administrator determines that adjustments are appropriate to avoid distortion in the operation of the Plan or any Award, having due regard for the qualification of ISOs under Section 422, the requirements of Section 409A, to the extent applicable.
(ii)   References in the Plan to Shares will be construed to include any stock or securities resulting from an adjustment pursuant to this Paragraph 24(a).
(b)   Corporate Transactions.   If the Company is to be consolidated with or acquired by another entity in a Corporate Transaction, the Administrator or the board of directors of any entity assuming the obligations of the Company hereunder (the “Successor Board”), may, as to outstanding Options, take any of the following actions: (i) make appropriate provision for the continuation of such Options by substituting on an equitable basis for the Shares then subject to such Options either the consideration payable with respect to the outstanding shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity; or (ii) upon written notice to the Participants, provide that such Options must be exercised (either (A) to the extent then exercisable or (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph), within a specified number of days of the date of such notice, at the end of which period such Options which have not been exercised shall terminate; or (iii) terminate such Options in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock into which such Option would have been exercisable (either (A) to the extent then exercisable or, (B) at the discretion of the Administrator, any such Options being made partially or fully exercisable for purposes of this Subparagraph) less the aggregate exercise price thereof. For purposes of determining the payments to be made pursuant to Subclause (iii) above, in the case of a Corporate Transaction the consideration for which, in whole or in part, is other than cash, the consideration other than cash shall be valued at the fair value thereof as determined in good faith by the Board of Directors. For the avoidance of doubt, if the per share exercise price of an Option or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Option may be cancelled with no payment due hereunder or otherwise in respect thereof.
With respect to outstanding Stock Grants or Stock-Based Awards, the Administrator or the Successor Board, shall make appropriate provision for the continuation of such Stock Grants or Stock-Based Awards on the same terms and conditions by substituting on an equitable basis for the Shares then subject to such Stock Grants or Stock-Based Awards either the consideration payable with respect to the outstanding Shares of Common Stock in connection with the Corporate Transaction or securities of any successor or acquiring entity. In lieu of the foregoing, in connection with any Corporate Transaction, the Administrator may provide that each outstanding Stock Grant or Stock-Based Award shall be terminated in exchange for payment of an amount equal to the consideration payable upon consummation of such Corporate Transaction to a holder of the number of shares of Common Stock comprising such Stock Grant or Stock-Based Award (to the extent such Stock Grant or Stock-Based Award is no longer subject to any forfeiture or repurchase rights then in effect or, at the discretion of the Administrator, all forfeiture and repurchase rights being waived). For the avoidance of doubt, if the purchase or base price of a Stock Grant or Stock-Based Award or portion thereof is equal to or greater than the Fair Market Value of one Share of Common Stock, such Stock Grant or Stock-Based Award, as applicable, may be cancelled with no payment due hereunder or otherwise in respect thereof.
In taking any of the actions permitted under this Paragraph 24(b), the Administrator shall not be obligated by the Plan to treat all Stock Rights, all Stock Rights held by a Participant, or all Stock Rights of the same type, identically.
(c)   Recapitalization or Reorganization.   In the event of a recapitalization or reorganization of the Company other than a Corporate Transaction pursuant to which securities of the Company or of another corporation are issued with respect to the outstanding shares of Common Stock, a Participant upon exercising an Option or accepting a Stock Grant after the recapitalization or reorganization shall be entitled to receive for the price paid upon such exercise or acceptance if any, the number of replacement securities which would have been received if such Option had been exercised or Stock Grant accepted prior to such recapitalization or reorganization.
(d)   Adjustments to Stock-Based Awards.   Upon the happening of any of the events described in Subparagraphs (a), (b) or (c) above, any outstanding Stock-Based Award shall be appropriately adjusted to reflect the events described in such Subparagraphs. The Administrator or the Successor Board shall determine the specific adjustments to be made under this Paragraph 24, including, but not limited to the effect of any, Corporate Transaction and, subject to Paragraph 4, its determination shall be conclusive.
(e)   Termination of Awards upon Consummation of a Corporate Transaction.   Except as the Administrator may otherwise determine, each Stock Right will automatically terminate (and in the case of outstanding Shares of restricted Common Stock, will automatically be forfeited) immediately upon the consummation of a Corporate Transaction, other than (i) any award that is assumed, continued or substituted pursuant to Paragraph 24(b) above, and (ii) any cash award that by its terms, or as a result of action taken by the Administrator, continues following the consummation of the Corporate Transaction.
25.
ISSUANCES OF SECURITIES.

(a)   Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares subject to Stock Rights. Except as expressly provided herein, no adjustments shall be made for dividends paid in cash or in property (including without limitation, securities) of the Company prior to any issuance of Shares pursuant to a Stock Right.

(b)   The Company will not be obligated to issue any Shares pursuant to the Plan or to remove any restriction from Shares previously issued under the Plan until: (i) the Company is satisfied that all legal matters in connection with the issuance of such Shares have been addressed and resolved; (ii) if the outstanding Shares is at the time of issuance listed on any stock exchange or national market system, the Shares to be issued have been listed or authorized to be listed on such exchange or system upon official notice of issuance; and (iii) all conditions of the award have been satisfied or waived. The Company may require, as a condition to the exercise of an award or the issuance of Shares under an award, such representations or agreements as counsel for the Company may consider appropriate to avoid violation of the Securities Act of 1933, as amended, or any applicable state or non-U.S. securities law. Any Shares issued under the Plan will be evidenced in such manner as the Administrator determines appropriate, including book-entry registration or delivery of stock certificates. In the event that the Administrator determines that stock certificates will be issued in connection with Shares issued under the Plan, the Administrator may require that such certificates bear an appropriate legend reflecting any restriction on transfer applicable to such Stock, and the Company may hold the certificates pending the lapse of the applicable restrictions.
26.
FRACTIONAL SHARES.

No fractional shares shall be issued under the Plan and the person exercising a Stock Right shall receive from the Company cash in lieu of such fractional shares equal to the Fair Market Value thereof.
27.
WITHHOLDING.

In the event that any federal, state, or local income taxes, employment taxes, Federal Insurance Contributions Act withholdings or other amounts are required by applicable law or governmental regulation to be withheld from the Participant’s salary, wages or other remuneration in connection with the issuance of a Stock Right or Shares under the Plan or for any other reason required by law, the Company may withhold from the Participant’s compensation, if any, or may require that the Participant advance in cash to the Company, or to any Affiliate of the Company which employs or employed the Participant, the statutory minimum amount of such withholdings unless a different withholding arrangement, including the use of shares of the Company’s Common Stock or a promissory note, is authorized by the Administrator (and permitted by law). For purposes hereof, the fair market value of the shares withheld for purposes of payroll withholding shall be determined in the manner set forth under the definition of Fair Market Value provided in Paragraph 1 above, as of the most recent practicable date. If the Fair Market Value of the shares withheld is less than the amount of payroll withholdings required, the Participant may be required to advance the difference in cash to the Company or the Affiliate employer.
28.
TERMINATION OF THE PLAN.

The Plan will terminate on February 17, 2031, the date which is ten years from the earlier of the date of its adoption by the Board of Directors and the date of its approval by the shareholders of the Company. The Plan may be terminated at an earlier date by vote of the shareholders or the Board of Directors of the Company; provided, however, that any such earlier termination shall not affect any Agreements executed prior to the effective date of such termination. Termination of the Plan shall not affect any Stock Rights theretofore granted.
29.
AMENDMENT OF THE PLAN AND AGREEMENTS.

The Plan may be amended by the shareholders of the Company. The Plan may also be amended by the Administrator; provided that any amendment approved by the Administrator which the Administrator determines is of a scope that requires shareholder approval shall be subject to obtaining such shareholder approval including, without limitation, to the extent necessary to qualify any or all outstanding Stock Rights granted under the Plan or Stock Rights to be granted under the Plan for favorable federal income tax treatment as may be afforded ISOs under Section 422 and to the extent necessary to qualify the Shares issuable under the Plan for listing on any national securities exchange or quotation in any national automated quotation system of securities dealers. Any modification or amendment of the Plan shall not, without the consent of a Participant, adversely affect his or her rights under a Stock Right previously granted to such Participant, unless such amendment is required by applicable law or necessary to preserve the economic value of such Stock Right. With the consent of the Participant affected, the Administrator may amend outstanding Agreements in a manner which may be adverse to the Participant but which is not inconsistent with the Plan. In the discretion of the Administrator, outstanding Agreements may be amended by the Administrator in a manner which is not adverse to the Participant. Nothing in this Paragraph 30 shall limit the Administrator’s authority to take any action permitted pursuant to Paragraph 24.
30.
EMPLOYMENT OR OTHER RELATIONSHIP.

Nothing in this Plan or any Agreement shall be deemed to prevent the Company or an Affiliate from terminating the employment, consultancy or director status of a Participant, nor to prevent a Participant from terminating his or her own employment, consultancy or director status or to give any Participant a right to be retained in employment or other service by the Company or any Affiliate for any period of time.
31.
SECTION 409A AND SECTION 422.

The Company intends that the Plan and any Awards granted hereunder be exempt from or comply with Section 409A, to the extent applicable. The Company intends that ISOs comply with Section 422, to the extent applicable. Any ambiguities in the Plan or any Award shall be construed to effect the intent as described in this Paragraph 31.
If a Participant is a “specified employee” as defined in Section 409A (and as applied according to procedures of the Company and its Affiliates) as of his or her separation from service, to the extent any payment under this Plan or pursuant to an Award constitutes non-exempt deferred compensation under Section 409A that is being paid by reason of separation from service, no payments due under this Plan or pursuant to an Award may be made until the earlier of: (i) the first day of the seventh month following the Participant’s separation from service, or (ii) the Participant’s date of death; provided, however, that any payments delayed during this six-month period shall be paid in the aggregate in a lump sum, without interest, on the first day of the seventh month following the Participant’s separation from service.
The Administrator shall administer the Plan with a view toward ensuring that Awards under the Plan that are subject to Section 409A or Section 422, as applicable, comply with the requirements thereof and that Options under the Plan be exempt from the requirements of Section 409A or compliant with Section 422, as applicable, but neither the Administrator nor any member of the Board of Directors, nor the Company nor any of its Affiliates, nor any other person acting hereunder on behalf of the Company, the Administrator or the Board of Directors shall be liable to a Participant or any Survivor by reason of the acceleration of any income, or the imposition of any additional tax or penalty, with respect to any Award, whether by reason of a failure to satisfy the requirements of Section 409A or Section 422 or otherwise.
32.
INDEMNITY.

Neither the Board of Directors nor the Administrator, nor any members of either, nor any employees of the Company or any parent, subsidiary, or other Affiliate, shall be liable for any act, omission, interpretation, construction or determination made in good faith in connection with their responsibilities with respect to this Plan, and the Company hereby agrees to indemnify the members of the Board or Directors, the members of the Committee, and the employees of the Company and its parent or subsidiaries in respect of any claim, loss, damage, or expense (including reasonable counsel fees) arising from any such act, omission, interpretation, construction or determination to the full extent permitted by law.
33.
CLAWBACK.

Notwithstanding anything to the contrary contained in this Plan, the Company may recover from a Participant any compensation received from any Stock Right (whether or not settled) or cause a Participant to forfeit any Stock Right (whether or not vested) in the event that the Company’s Clawback Policy as then in effect is triggered.
34.
WAIVER OF JURY TRIAL.

By accepting or being deemed to have accepted an award under the Plan, each Participant waives (or will be deemed to have waived), to the maximum extent permitted under applicable law, any right to a trial by jury in any action, proceeding or counterclaim concerning any rights under the Plan or any award, or under any amendment, waiver, consent, instrument, document or other agreement delivered or which in the future may be delivered in connection therewith, and agrees (or will be deemed to have agreed) that any such action, proceedings or counterclaim will be tried before a court and not before a jury. By accepting or being deemed to have accepted an award under the Plan, each Participant certifies that no officer, representative, or attorney of the Company has represented, expressly or otherwise, that the Company would not, in the event of any action, proceeding or counterclaim, seek to enforce the foregoing waivers. Notwithstanding anything to the contrary in the Plan, nothing herein is to be construed as limiting the ability of the Company and a Participant to agree to submit any dispute arising under the terms of the Plan or any ward to binding arbitration or as limiting the ability of the Company to require any individual to agree to submit such disputes to binding arbitration as a condition of receiving an award hereunder.
35.
UNFUNDED OBLIGATIONS.

The Company’s obligations under the Plan are unfunded, and no Participant will have any right to specific assets of the Company in respect of any award under the Plan. Participants will be general unsecured creditors of the Company with respect to any amounts due or payable under the Plan.
36.
GOVERNING LAW.

This Plan shall be construed and enforced in accordance with the law of the State of Delaware.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.   Indemnification of Directors and Officers.
Section 145 of the DGCL provides, generally, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation against all expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. A corporation may similarly indemnify such person for expenses actually and reasonably incurred by such person in connection with the defense or settlement of any action or suit by or in the right of the corporation, provided that such person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, in the case of claims, issues and matters as to which such person shall have been adjudged liable to the corporation, provided that a court shall have determined, upon application, that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which such court shall deem proper.
In accordance with Section 102(b)(7) of the DGCL, the Current Charter provides that a director will not be personally liable to HighCape or HighCape’s stockholders for monetary damages for breach of fiduciary duty as a director, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision became effective. Accordingly, these provisions will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care.
The Current Charter provides that HighCape will indemnify its present and former directors and officers to the maximum extent permitted by the DGCL and that such indemnification will not be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw provision, agreement, vote of stockholders or disinterested directors or otherwise.
HighCape has entered into indemnification agreements with each of its current directors and executive officers. These agreements require HighCape to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to HighCape, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified.
The Proposed Charter will provide for indemnification of New Quantum-Si’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL, and New Quantum-Si’s Bylaws will provide for indemnification of New Quantum-Si’s directors, officers, employees and other agents to the maximum extent permitted by the DGCL.
In addition, effective upon the Closing, New Quantum-Si will have entered into indemnification agreements with its directors and officers containing provisions which are in some respects broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements require New Quantum-Si, among other things, to indemnify its directors against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified.

Item 21.   Exhibits and Financial Statement Schedules.
The following exhibits are filed as part of this registration statement:
Exhibit	Description
2.1†	Business Combination Agreement, dated as of February 18, 2021, by and among HighCape Capital Acquisition Corp., Tenet Merger Sub, Inc. and Quantum-Si Incorporated (included as Annex A to the proxy statement/prospectus which forms as part of this registration statement).
3.1	Amended and Restated Certificate of Incorporation of HighCape Capital Acquisition Corp. (incorporated by reference to Exhibit 3.1 of HighCape’s Current Report on Form 8-K (File No. 001-39486), filed with the SEC on September 9, 2020).
3.2	Bylaws of HighCape Capital Acquisition Corp, (incorporated by reference to Exhibit 3.3 of HighCape’s Form S-1/A (File No. 333-240283), filed with the SEC on August 10, 2020).
3.3	Form of New Quantum-Si Charter (included as Annex B to the proxy statement/prospectus which forms as part of this registration statement).
3.4	Form of New Quantum-Si Bylaws (included as Annex C to this proxy statement/prospectus which forms as part of this registration statement).
4.1*	Specimen Class A Common Stock Certificate.
4.2	Warrant Agreement, dated as of September 3, 2020, by and between HighCape Capital Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 of HighCape Capital Acquisition Corp.’s Current Report on Form 8-K (File No. 001-39486), filed with the SEC on September 9, 2020).
5.1*	Opinion of White & Case LLP as to the validity of the securities being registered.
8.1*	Opinion of White & Case LLP regarding certain federal income tax matters.
10.1+	Form of Quantum-Si Incorporated 2021 Equity Incentive Plan (included as Annex D to the proxy statement/prospectus which forms a part of this registration statement).
10.2	Form of PIPE Investor Subscription Agreement for institutional investors, dated as of February 18, 2021, by and between HighCape Capital Acquisition Corp., and the subscriber parties thereto (incorporated by reference to Exhibit 10.1 of HighCape’s Current Report on Form 8-K (File No. 001-39486), filed with the SEC on February 18, 2021).
10.3	Form of PIPE Investor Subscription Agreement for accredited investors, dated as of February 18, 2021, by and between HighCape Capital Acquisition Corp., and the subscriber parties thereto (incorporated by reference to Exhibit 10.2 of HighCape’s Current Report on Form 8-K/A (File No. 001-39486), filed with the SEC on February 19, 2021).
10.4	Form of Subscription Agreement, dated February 18, 2021, by and between HighCape Capital Acquisition Corp. and the Foresite Funds (incorporated by reference to Exhibit 10.3 of HighCape’s Current Report on Form 8-K/A (File No. 001-39486), filed with the SEC on February 19, 2021).
10.5	Transaction Support Agreement, dated as of February 19, 2021, by and among HighCape Capital Acquisition Corp, and certain Supporting Stockholders of Quantum-Si Incorporated (incorporated by reference to Exhibit 10.1 of HighCape’s Current Report on Form 8-K (File No. 001-39486), filed with the SEC on February 22, 2021).
10.6	Sponsor Letter Agreement, dated as of February 18, 2021, by and among HighCape Capital Acquisition LLC, Deerfield Partners, L.P., HighCape Capital Acquisition Corp. and Quantum-Si Incorporated (incorporated by reference to Exhibit 10.4 of HighCape Capital’s Current Report on Form 8-K (File No. 001-39486), filed with the SEC on February 18, 2021).
10.7	Form of Executive Chairman Agreement, to be entered into by and between Quantum-Si Incorporated and Jonathan M. Rothberg, Ph.D. (included in Annex A to the proxy statement/prospectus which forms a part of this registration statement).

Exhibit	Description
10.8	Form of Amended and Restated Registration Rights Agreement, to be entered into by and among HighCape Capital Acquisition Corp., Quantum-Si Incorporated and certain of its stockholders (included in Annex A to the proxy statement/prospectus which forms a part of this registration statement).
10.9+*	Offer Letter of Employment, dated as of October 28, 2020, by and between Quantum-Si Incorporated and John Stark.
10.10+*	Offer Letter of Employment, dated as of March 23, 2021 by and between Quantum-Si Incorporated and Claudia Drayton.
10.11+*	Offer Letter of Employment, dated as of June 1, 2015, by and between Quantum-Si Incorporated and Michael P. McKenna, Ph.D.
10.12+*	Offer Letter of Employment, dated as of March 16, 2016, by and between Quantum-Si Incorporated and Matthew Dyer, Ph.D.
10.13+*	Consulting Agreement dated as of April 19, 2021 by and between Quantum-Si Incorporated and Michael Mina, M.D., Ph.D.
10.14*	Technology and Services Exchange Agreement, dated as of February 17, 2021, by and among Quantum-Si Incorporated and the participants named therein.
23.1*	Consent of WithumSmith+Brown, PC.
23.2	Consent of Deloitte & Touche LLP.
23.3*	Consent of White & Case LLP (included in Exhibit 5.1 and 8.1).
24.1	Power of Attorney (included on signature page to the initial registration statement).
99.1	Form of Preliminary Proxy Card.
99.2*	Consent of Jonathan M. Rothberg, Ph.D. to be named as director.
99.3*	Consent of John Stark to be named as director.
99.4*	Consent of Marijn Dekkers, Ph.D. to be named as director.
99.5*	Consent of Ruth Fattori to be named as director.
99.6*	Consent of Michael Mina, M.D., Ph.D. to be named as director.
99.7*	Consent of James Tananbaum, M.D. to be named as director.
99.8*	Consent of Brigid A. Makes to be named as director.
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

†
Certain of the exhibits and schedules to this Exhibit have been omitted in accordance with Regulation S-K Item 601(a)(5). The Registrant agrees to furnish a copy of all omitted exhibits and schedules to the SEC upon its request.

*
Previously filed.

+
Management contract or compensatory plan or arrangement.

Item 22.   Undertakings.
The undersigned registrant hereby undertakes:
(1)
To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

i.
To include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
To reflect in the proxy statement/prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
iii.
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)
That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)
To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)
That, for the purpose of determining liability under the Securities Act to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5)
That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.
Any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;

ii.
Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;

iii.
The portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

iv.
Any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(6)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in this registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(7)
That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

(8)
That every prospectus: (i) that is filed pursuant to the immediately preceding paragraph, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the 13th day of May, 2021.
HIGHCAPE CAPITAL ACQUISITION CORP.
By:
/s/ Kevin Rakin

Name: Kevin Rakin
Title:   Chief Executive Officer
Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities and on the dates indicated.
Name	Title	Date
/s/ Kevin Rakin Kevin Rakin	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	May 13, 2021
/s/ Matt Zuga Matt Zuga	Chief Financial Officer, Chief Operating Officer and Director (Principal Financial and Accounting Officer)	May 13, 2021
* David Colpman	Director	May 13, 2021
* Antony Loebel, M.D.	Director	May 13, 2021
* Robert Taub	Director	May 13, 2021

*By:
/s/ Matt Zuga

Matt Zuga, Attorney-in-Fact